SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated April 29, 2008

Press Release dated April 24, 2008

Press Release dated April 24, 2008

Annual Report 2007 (including the opinion of the external Auditors)

Fact Book 2007

Eni in 2007

Notice of Meeting which will be held on June 9 and 10, 2008

Report on the proposals of the Board of Directors to the Shareholders’ Meeting above mentioned

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Corporate Secretary

Date: April 30, 2008

PRESS RELEASE

Eni: Shareholders' Meeting approves 2007 Financial Statements

  Dividend of euro 1.30
  Net income at euro 6.59 billion
  Extension of buy back plan
  Approval of the Financial Statements of AgipFuel SpA and Praoil Oleodotti Italiani SpA, both merged into Eni SpA

Rome, April 29, 2008 - The Ordinary Shareholders’ Meeting held today resolved to:

  approve the Financial Statements of Eni SpA at December 31, 2007 which disclose a net income of euro 6,599,897,011.52;
  approve the 2007 Financial Statements of AgipFuel SpA and Praoil Oleodotti Italiani SpA, both merged into Eni SpA (merger effective January 1, 2008) and the allocation to Eni SpA reserve of carried forward profits of their net income of euro 900,816.00 and euro 14,818,016.00, respectively;
  allocate euro 4,401,297,986.12 of Eni 2007 net income of euro 6,599,897,011.52 remaining after the payment of an interim dividend of euro 0.60 per share as follows:
  payment of the final dividend of euro 0.70 for each share outstanding on the ex-dividend date. The overall 2007 dividend per share amounted therefore to euro 1.30;
  the amount remaining after the allotment of the dividend as described above paid to the Distributable Reserve;
  pay said dividend effective from May 22, 2008, with the ex-dividend date being the May 19, 2008;
  authorize the Board of Directors to extend the duration of Eni’s treasury shares program and therefore to purchase up to 400,000,000 Eni ordinary shares, corresponding to 10% of the company capital, within eighteen months from the Shareholders’ Meeting date. The purchase price will not be lower than Eni shares nominal value and not higher than the reference price recorded on the electronic stock market, organized and managed by the Borsa Italiana SpA (the Italian Stock Exchange) on the day preceding each purchase increased of 5% of its amount. The total amount will not exceed euro 7.4 billion. From the inception of the buy-back program to the Shareholders’ Meeting date a total of 373,255,547 shares (9.32% of Eni share capital) were purchased for a total cost of euro 6,432 million, corresponding to 86.92% of the maximum amount of euro 7.4 billion. The average purchase price was euro 17.232 per share.

Payment of Year 2007 final Dividend

Eni SpA Shareholders’ Meeting resolved to pay the final dividend effective from May 22, 2008 (coupon No. 10) with the ex-dividend being May 19, 2008. Therefore, effective from this date, Eni shares will be traded without the right to the payment of 2007 final dividend.

In order to exercise the rights incorporated in the shares owned, Shareholders whose shares are not yet in uncertified form shall previously deliver said shares to a financial intermediary for their deposit with Monte Titoli SpA (the Italian Securities Register Center) and their subsequent dematerialization.

The payment of dividends to Beneficial Owners of ADRs, each of them representing two Eni shares, listed on the New York Stock Exchange, will be executed through JPMorgan Chase Bank, NA.

Company Contacts:

Press Office: +39 02.52031875 - +39 06.5982398

Switchboard number: +39-0659821

Free Number for shareholders: 800940924

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it
Internet page: www.eni.it

ENI ANNOUNCES RESULTS FOR THE FIRST QUARTER 2008

  Adjusted net profit up 13.8% to euro 3.05 billion.
  Net profit up 28.3% to euro 3.32 billion.
  Cash flow: euro 4.76 billion.
  Oil and natural gas production up 3.6% to 1.796 million barrels per day.
  Natural gas sales up 9.3% to 30.91 billion cubic meters.

San Donato Milanese, April 24, 2008 - Eni, the international oil and gas company, today announces its group results for the first quarter 20081 (unaudited).

Paolo Scaroni, Chief Executive Officer, commented:
“Eni has delivered an excellent set of results, driven by a strong underlying performance and higher oil prices.
The results were achieved despite the impact of adverse currency movements and an unfavorable trading environment in our downstream activities. We are delivering on our strategic objectives, generating value from our 2007 acquisitions and remain focused on continued improvement in all our businesses.”

Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

	Summary Group results (million euro)
5,166	Operating profit	5,105	6,178	21.0
5,292	Adjusted operating profit (a)	5,253	5,909	12.5
3,010	Net profit (b)	2,588	3,321	28.3
0.82	- per ordinary share (euro) (c)	0.70	0.91	30.0
2.38	- per ADR ($) (c) (d)	1.83	2.73	49.2
2,678	Adjusted net profit (a) (b)	2,680	3,050	13.8
0.73	- per ordinary share (euro) (c)	0.73	0.83	13.7
2.12	- per ADR ($) (c) (d)	1.91	2.49	30.4

(a)	For a detailed explanation of adjusted operating profit and net profit see page 17.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

(1)	This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).

Financial highlights

  Adjusted operating profit was euro 5.91 billion, up 12.5% from the first quarter of 2007 and due to an improved operating performance reported by the Exploration & Production division. This was underpinned by higher realizations and production growth. Partly offsetting this was the euro’s appreciation against the dollar (up 14.5%) and rising costs. The Petrochemical, Gas & Power and Refining & Marketing divisions reported lower operating profit due to an unfavorable trading environment.
  Adjusted net profit was up 13.8% to euro 3.05 billion, mainly as a result of the stronger operating performance.
  Capital expenditures for the quarter were up 54.9% from a year ago to euro 3.12 billion mainly related to continuing development activities of oil and gas reserves, exploration projects, and the upgrading of gas transportation infrastructures and Saipem rigs and offshore construction vessels.
  Net cash generated by operating activities amounted to euro 4.76 billion and coupled with cash from divestments for euro 0.3 billion was used to fund expenditures on capital and exploratory projects (euro 3.12 billion), the completion of the acquisition of Burren Energy Plc (euro 1.7 billion) and the repurchase of 8.7 million own shares at a cost of euro 193 million. At March 31, 2008 net borrowings amounted to euro 15.59 billion, having decreased by euro 736 million from December 31, 2007, also due to foreign currency translation effects.
  Return On Average Capital Employed (ROACE) calculated on an adjusted basis for the twelve-month period ending March 31, 2008 was 20.3% (22.7% for the twelve-month period ending March 31, 2007).
  Leverage, the ratio of net borrowings to shareholders’ equity including minority interest, decreased to 0.35 from 0.38 at the end of 2007.

Operational highlights and trading environment

Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

	Key statistics
1,815	Production of hydrocarbons	(kboe/d)	1,734	1,796	3.6
1,048	Liquids	(kbbl/d)	1,030	1,012	(1.7)
4,401	Natural gas	(mmcf/d)	4,044	4,503	11.3
29.75	Worldwide gas sales	(bcm)	28.29	30.91	9.3
1.88	of which: E&P sales		1.22	1.84	50.8
8.28	Electricity sold	(TWh)	7.38	8.16	10.6
3.29	Retail sales of refined products in Europe	(mmtonnes)	2.88	3.06	6.3

  Oil and natural gas production for the first quarter averaged 1.796 mmboe/d, an increase of 3.6% compared with the first quarter of 2007 mainly due to the benefit of the assets acquired in 2007 in the Gulf of Mexico and Congo, as well as of Burren Energy from January 1, 2008 (for an overall increase of 118 kboe/d). Start-ups in Egypt and Angola, and field performance in Kazakhstan also supported production growth. These positives were partially offset by planned and unplanned facility downtime in the North Sea and Nigeria and mature field declines. Higher oil prices resulted in lower volume entitlements of approximately 78 kboe/d in Eni’s Production Sharing Agreements (PSAs) and similar contractual schemes. Excluding the impact of lower entitlements in PSAs, production was up by over 8%.
  Eni’s worldwide natural gas sales were 30.91 bcm, up 9.3% and driven by higher seasonal sales and growth achieved in international sales.
  Oil and gas realizations in the quarter were up 45.5%, driven by strength in Brent prices (up 67.8% from the first quarter 2007).
  Natural gas marketing margins decreased slightly from a year ago due to an unfavorable trading environment reflecting indexation mechanisms of purchase/selling prices in sales to the Italian market.
  Realized refining margins decreased from a year ago due to the euro’s appreciation against the dollar and rising refining utility costs.

Outlook for 2008

The outlook for Eni in 2008 remains positive, with key business trends for the year as follows:
- Production of liquids and natural gas is forecast to be greater than in 2007 (actual oil and gas production averaged 1,736 mmboe/d in 2007) also in a high oil price environment. Management expects a full-year production level in excess of 1.8 mmboe/d assuming Eni’s original planning scenario for Brent prices at $64/bl.
Additional production flowing from assets acquired in 2007 in the Gulf of Mexico and Congo, Burren Energy assets from the start of the year, as well as field start-ups in Angola, Egypt, Venezuela, Congo, and the USA will sustain production performance against expected mature field declines.
- Worldwide natural gas sales are expected to increase by approximately 4% over 2007 (actual sales volumes in 2007 were 98.96 bcm) driven by strong seasonal sales in the quarter and international growth. The increase expected to be achieved in international sales will be driven by growth in a number of markets in the Rest of Europe, mainly in France, Iberian Peninsula and Turkey, and in the LNG business.
- Refinery throughputs are expected to be unchanged from 2007 (actual throughputs in 2007 were 37.15 mmtonnes). Higher throughputs are forecast at the Ceska Refinerska as a result of the acquisition of an increased stake in 2007. This improvement will be partly offset by an expected decrease in Italy due to facility downtime at the Venice refinery.
- Retail sales of refined products are expected to increase by approximately 2% from 2007 level (11.8 mmtonnes were the comparable volumes achieved in 2007, which exclude volumes marketed in the Iberian Peninsula in 2007) driven by higher sales in Europe due to the full contribution of assets acquired in 2007 in Central-Eastern Europe.

In 2008, management expects to spend approximately euro 13.3 billion on capital expenditures, up 25% from 2007 (euro 10.59 billion in 2007). Major increases are expected in the development of oil and natural gas reserves, upgrading of construction vessels and rigs, and of natural gas transport infrastructures.
On the basis of planned cash outflows to fund capital expenditures, the completion of the acquisition of Burren Energy, and shareholders remuneration, management expects the Group’s leverage to achieve a level in line with 0.38 as reported in 2007, assuming the revised Eni’s scenario for Brent prices at 88 $/barrel for 2008 full-year and absent any further acquisition. Assuming also the exercise of the call options granted to Gazprom to purchase stakes in Eni’s Russian assets (these include a 20% interest in OAO Gazprom Neft and a 51% interest in three gas companies), management’s expects the Group’s leverage to come in below the level reported in 2007.

This press release for the First Quarter of 2008 (unaudited) provides data and information on business and financial performance in compliance with Article 154-ter of the Italian code for securities and exchanges (“Testo Unico della Finanza” - TUF).
Quarterly accounts disseminated herein have been prepared in accordance with the evaluation and measurement criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
Results are presented for the First Quarter of 2008 and for the First and Fourth Quarters 2007. Information on liquidity and capital resources relates to end of the period as of March 31, 2008 and December 31, 2007.
Tables contained in this press release are comparable with those of 2007 financial statements and the 2007 semi-annual report.
Non-GAAP financial measures and other performance indicators disclosed throughout this report are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Marco Mangiagalli in his position as manager responsible for the preparation of financial reports, certifies pursuant to Article 154-bis paragraph 2 of Testo Unico della Finanza, that data and information disclosed in this press release correspond to the company’s evidence and accounting books and entries.

Cautionary statement
This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the First Quarter cannot be extrapolated on an annual basis.

*      *      *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

*      *      *

Eni
Società per Azioni, Rome, 1 Piazzale Enrico Mattei
Capital Stock: euro 4,005,358,876 fully paid
Registro Imprese di Roma, c. f. 00484960588
Tel.: +39-0659821 - Fax: +39-0659822141

*      *      *

This press release for the First Quarter of 2008 (unaudited) is also available on the Eni web site: www.eni.it.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 70 countries and is Italy’s largest company by market capitalization.

Summary result for the first quarter 2008

Fourth Quarter	First Quarter
2007	(million euro)	2007	2008	% Ch.

25,378	Net sales from operations		21,913	28,313	29.2
5,166	Operating profit		5,105	6,178	21.0
(275)	Exclusion of inventory holding (gains) losses		155	(322)
401	Exclusion of special items		(7)	53
	of which:
(48)	- non recurring items
449	- other special items		(7)	53

5,292	Adjusted operating profit		5,253	5,909	12.5

3,010	Net profit attributable to Eni		2,588	3,321	28.3
(224)	Exclusion of inventory holding (gains) losses		97	(241)
(108)	Exclusion of special items		(5)	(30)
	of which:
(46)	- non recurring items
(62)	- other special items		(5)	(30)

2,678	Adjusted net profit attributable to Eni		2,680	3,050	13.8
159	Adjusted net profit of minority interest		155	172	11.0
2,837	Adjusted net profit		2,835	3,222	13.7
	Breakdown by division (a):
2,063	Exploration & Production		1,409	2,094	48.6
894	Gas & Power		1,159	1,202	3.7
(26)	Refining & Marketing		113	66	(41.6)
(91)	Petrochemicals		79	(65)	..
180	Engineering & Construction		145	165	13.8
(47)	Other activities		(50)	(46)	8.0
(100)	Corporate and financial companies		(86)	(124)	(44.2)
(36)	Impact of unrealized profit in inventory (b)		66	(70)

	Net profit
0.82	- per ordinary share	(euro)	0.70	0.91	30.0
2.38	- per ADR	($)	1.83	2.73	49.2
	Adjusted net profit
0.73	- per ordinary share	(euro)	0.73	0.83	13.7
2.12	- per ADR	($)	1.91	2.49	30.4
3,661.0	Weighted average number of outstanding shares (c)	(million)	3,679.0	3,653.1
2,468	Net cash provided by operating activities		5,563	4,759	(14.5)
3,657	Capital expenditures		2,013	3,118	54.9

(a)	For a detailed explanation of adjusted net profit by division see page 17.
(b)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded at period end in the equity of the purchasing business segment.
(c)	Fully diluted.

Trading environment indicators

Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

88.70	Average price of Brent dated crude oil (a)		57.75	96.90	67.8
1.449	Average EUR/USD exchange rate (b)		1.310	1.500	14.5
61.21	Average price in euro of Brent dated crude oil		44.08	64.60	46.5
4.07	Average European refining margin (c)		3.06	3.81	24.5
2.81	Average European refining margin in euro		2.34	2.54	8.5
4.7	Euribor - three month rate	(%)	3.8	4.5	18.4
5.0	Libor - three month dollar rate	(%)	5.3	3.3	(37.7)

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Group results
Eni’s net profit for the first quarter of 2008 was euro 3,321 million, an increase of euro 733 million from the first quarter of 2007, or 28.3%. This result benefited from higher reported operating profit which increased by euro 1,073 million, or 21%, and a lower tax rate (down 1.4 percentage points from 47% to 45.6%) mainly resulting from a reduced statutory tax rate for Italian subsidiaries (down from 37.25% to 31.4%).

Eni’s adjusted net profit amounted to euro 3,050 million, an increase of euro 370 million or 13.8% from the first quarter of 2007. Adjusted net profit was calculated by excluding an inventory holding gain of euro 241 million and special gains of euro 30 million net, resulting in an overall adjustment equal to a decrease of euro 271 million. Special gains were recorded mainly on the divestment of interests in the Engineering & Construction business and were partly offset by asset impairments.

Results by division
The increase in the Group adjusted net profit mainly reflected a higher result reported by:
- the Exploration & Production. This division produced an increase of euro 685 million in adjusted net profit, up 48.6%, due to a better operating performance (up euro 1,244 million, or 39.7%) driven by higher realizations in dollars (oil up 57.6%; natural gas up 28.4%) and production growth (up 7.1 mmboe). These improvements were partially offset by the appreciation of the euro against the dollar (up 14.5%), rising operating costs and higher amortization charges, also due to increased exploratory activity (increasing by euro 258 million at constant exchange rates).
Group results were also supported by increased net profit reported by:
- the Gas & Power. This division reported higher adjusted net profit (up euro 43 million, or 3.7%) due to lower income taxes accrued by Italian subsidiaries and higher earnings reported by equity-accounted entities. These improvements made for a lower operating performance (down euro 105 million or 6.2%) due to a reduced result delivered by gas marketing business;
- the Engineering & Construction. This division reported improved net profit (up euro 20 million, or 13.8%) driven by better operating performance up euro 38 million due to favorable market conditions.

- The Petrochemicals division incurred an adjusted net loss of euro 65 million in the first quarter, compared with profit of euro 79 million a year earlier. The shift from a profit to a loss (down euro 144 million) was mainly the result of a lower operating performance (down euro 190 million) due to a decline in selling margins of commodity chemicals, due to higher costs of oil-based feedstocks that were not fully recovered in sales prices.
- The Refining & Marketing division reported lower adjusted results (down euro 47 million, or 41.6%) as operating performance decreased by euro 90 million from a year ago, down 75%. This reduction was mainly due to poor refining performance impacted by the appreciation of the euro over the dollar and higher refinery utility costs.

Liquidity and capital resources

Summarized Group Balance Sheet

(million euro)

Dec. 31, 2007	Mar. 31, 2008	Change

Fixed assets	62,849	64,419	1,570
Net working capital	(3,006)	(3,570)	(564)
Provisions for employee benefits	(935)	(910)	25
Non-current assets held for sale including related net borrowings	286	266	(20)

CAPITAL EMPLOYED, NET	59,194	60,205	1,011

Shareholders’ equity including minority interest	42,867	44,614	1,747
Net borrowings	16,327	15,591	(736)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	59,194	60,205	1,011

Period-end currency translation effects reduced the carrying amounts of net capital employed, shareholders’ equity and net borrowings by approximately euro 1,950 million, euro 1,490 million and euro 460 million respectively compared to 2007 year end amounts. This reduction was mainly driven by the appreciation of the euro over the dollar (at March 31, 2008 the euro/US $ exchange rate was 1.581 as compared to 1.472 at December 31, 2007, up 7.4%).

Fixed assets amounted to euro 64,419 million, representing an increase of euro 1,570 million from December 31, 2007 due to capital expenditures for the period (euro 3,118 million) and the consolidation of Burren Energy assets (euro 2,194 million), partly offset by depreciation, amortization and impairment charges (euro 1,946 million) and currency translation effects.

Net working capital amounted to a negative euro 3,570 million, down by euro 564 million. Tax payables and deferred tax liabilities have increased from year-end due to income taxes accrued for the quarter. This change was partly offset by higher trade accounts receivables and lower trade account payables.

Shareholders’ equity including minority interest amounted to euro 44,614 million, up by euro 1,747 million. This increase was underpinned by net profit for the period (euro 3,595 million), partly offset by currency translation effects and the deduction of shares repurchased in the quarter.

Net capital employed in the Exploration & Production, Gas & Power and Refining & Marketing divisions represented 89% of total net capital employed (89% at December 31, 2007).

Summarized Group Cash Flow Statement

Fourth Quarter	First Quarter
2007	2007	2008

2,468	Net cash provided by operating activities	5,563	4,759
(3,657)	Capital expenditures	(2,013)	(3,118)
(1,198)	Investments and acquisitions of consolidated subsidiaries and businesses (a)	(10)	(1,784)
55	Proceeds from disposals (a)	12	328
(2,393)	Dividends to Eni shareholders and shares repurchased	(203)	(193)
(67)	Dividends distributed and shares repurchased by subsidiaries	(245)	(20)
(105)	Foreign exchange translation differences and other changes	(189)	764
(4,897)	CHANGE IN NET BORROWINGS	2,915	736

Net cash provided by operating activities (euro 4,759 million) coupled with cash from divestments (euro 328 million) were used to fund the cash outflows relating to: (i) capital expenditures totaling euro 3,118 million; (ii) the completion of the acquisition of Burren Energy Plc (euro 1.7 billion net of acquired cash of euro 0.1 billion; total cash consideration for this transaction amounted to euro 2.3 billion); (iii) share repurchases by the parent company Eni SpA for a total amount of euro 193 million.

Share repurchases
From January 1 to March 31, 2008 a total of 8.7 million own shares were purchased at a cost of euro 193 million (on average euro 22.138 per share). From the beginning of the share buy-back plan (September 1, 2000), Eni has purchased 371.3 million of its own shares, equal to 9.27% of capital stock on issue, at a total cost of euro 6,386 million (for an average cost of euro 17.200 per share) representing 86.3% of the amount authorized at the Annual Shareholders Meeting.

More details on balance sheet and cash flow are disclosed on page 24 and following pages.

Financial and operating information by division for the first quarter of 2008 is provided in the following pages.

Exploration & Production

Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

	Results (a)	(million euro)
8,038	Net sales from operations		6,361	8,782	38.1
3,929	Operating profit		3,132	4,339	38.5
198	Exclusion of special items			37
	of which:
1	Non-recurring items
197	Other special items:			37
150	- asset impairments			36
5	- provision for redundancy incentives			1
42	- other
4,127	Adjusted operating profit		3,132	4,376	39.7
4,080	Exploration & Production		3,066	4,291	40.0
47	Storage business		66	85	28.8
22	Net financial income (expense) (b)		(35)	15
53	Net income from investments (b)		10	112
(2,139)	Income taxes (b)		(1,698)	(2,409)
50.9	Tax rate	(%)	54.7	53.5
2,063	Adjusted net profit		1,409	2,094	48.6

	Results also include:
1,702	- amortizations and depreciations		1,240	1,538	24.0
	of which:
366	- amortizations of exploratory drilling expenditures and other		313	435	39.0
130	- amortizations of geological and geophysical exploration expenses		62	129	..
2,063	Capital expenditures		1,366	2,122	55.3
	of which:
462	- exploration expenditures (c)		373	528	41.6
76	- storage		11	39	..

	Production (d) (e)
1,048	Liquids (f)	(kbbl/d)	1,030	1,012	(1.7)
4,401	Natural gas	(mmcf/d)	4,044	4,503	11.3
1,815	Total hydrocarbons	(kboe/d)	1,734	1,796	3.6

	Average realizations
81.32	Liquids (f)	($/bbl)	54.39	85.72	57.6
6.10	Natural gas	($/mmcf)	5.30	6.80	28.4
62.13	Total hydrocarbons	($/boe)	45.12	65.64	45.5

	Average oil market prices
88.70	Brent dated	($/bbl)	57.75	96.90	67.8
61.21	Brent dated	(euro/bbl)	44.08	64.60	46.5
90.66	West Texas Intermediate	($/bbl)	57.99	97.94	68.9
247.21	Gas Henry Hub	($/kcm)	266.60	305.58	14.6

(a)	From 2008, adjusted operating profit is reported for the “Exploration & Production” and the “Storage” businesses within the Exploration & Production division. Prior period data have been restated accordingly.
(b)	Excluding special items.
(c)	Includes exploration bonuses.
(d)	Supplementary operating data is provided on page 31.
(e)	Includes Eni’s share of production of equity-accounted entities.
(f)	Includes condensates.

Results
Adjusted operating profit of the Exploration & Production division for the first quarter of 2008 was euro 4,376 million, up euro 1,244 million or 39.7% from the first quarter of 2007, due to higher realizations in dollars (oil up 57.6%; natural gas up 28.4%) and an increase in production sales volumes (up 7.1 mmboe). These improvements were partly offset by the following:
- The adverse impact of the appreciation of the euro against the dollar (approximately euro 630 million).
- Higher amortization charges incurred in connection with exploration activity (euro 189 million; euro 258 million on a constant exchange rate basis).
- Rising operating costs and amortization charges of development costs mainly related to the consolidation of assets acquired in 2007.

Special charges not accounted for in the adjusted operating profit of euro 37 million primarily concerned impairment of assets.

Adjusted net profit was euro 2,094 million, an increase of euro 685 million and up 48.6% from the first quarter of 2007. This was due to an improved operating performance and a reduced adjusted tax rate (from 54.7% to 53.5%). Adjusted tax rate for the quarter fell due to a higher share of profit earned by subsidiaries with lower tax rates and a reduced tax rate for Italian subsidiaries. The reduction in the division tax rate was partly offset by the impact of a new tax regime enacted in Libya in May 2007 and effective from January 1, 2008. However, no adjustment has been recognized in relation to deferred taxes and related impacts on current income taxes as regulation is being finalized and currently the Company is not in a position to determine the tax base of its Libyan assets to be applied as of January 1, 2008.

Operating review
Exploration & Production
First quarter 2008 oil and natural gas production averaged 1,796 kboe/d, an increase of 62 kboe/d over the first quarter of 2007 (up 3.6%). This improvement mainly benefited from the assets acquired in 2007 in the Gulf of Mexico and Congo, as well as of Burren Energy from January 2008 (for an overall increase of 118 kboe/d). Start-ups in Egypt and Angola, and field performance in Kazakhstan also supported production growth. These positives were partially offset by planned and unplanned facility downtime in the North Sea and Nigeria and mature field declines. Higher oil prices resulted in lower volume entitlements (down approximately 78 kboe/d) in Eni’s Production Sharing Agreements (PSAs) and similar contractual schemes. Excluding the impact of lower entitlements in PSAs, production was up over 8%. 89% of oil and natural gas was produced outside Italy (87% in the first quarter of 2007).

First quarter 2008 production of liquids (1,012 kbbl/d) decreased by 18 kbbl/d, or 1.7% from the first quarter of 2007. Production decreases were reported mainly in the North Sea and Nigeria. Production increases were achieved in the Gulf of Mexico, Congo and Turkmenistan, benefiting from acquisitions in 2007 and 2008. Start-ups in Egypt and Angola of Denise (Eni 50%) and Mondo (Eni 20%) fields also supported production growth.

First quarter 2008 production of natural gas (4,503 mmcf/d) increased by 459 mmcf/d, or 11.3%, mainly as a result of acquisitions in the Gulf of Mexico in 2007 and Kazakhstan due to the improved performance of the Karachaganak field. Gas production decreased in the North Sea and in Italy due to mature field declines.

Liquids and gas realizations for the quarter increased on average by 45.5% in dollar terms boosted by higher Brent prices.
Liquid realizations for the quarter reduced by approximately $4.29 per barrel due to the settlement of certain commodity derivatives relating to the sale of 11.5 mmbbl. This volume was part of a derivative transaction the Company entered into to hedge the exposure to variability in future cash flows expected from the sale of a portion of proved reserves for an original amount of approximately 125.7 mmbbl, decreasing to 114.2 mmbbl at the end of the quarter. These hedging transactions were undertaken in connection with the acquisition of oil and gas assets in the Gulf of Mexico and Congo executed in 2007. Excluding this impact, liquid realizations would have been $90.01 per barrel.

Average gas realizations were supported by a better sales mix reflecting higher volumes marketed on the basis of spot prices on the US market.
During the quarter, the Company achieved the following:

  Started up of the Mondo (Eni 20%) and Corocoro (Eni 26%) fields in Angola and Venezuela, respectively. In April upgrading of facilities was completed at the Bhit gas field in Pakistan (operated by Eni with a 40% interest) leading to the start-up of the satellite Badhra field.
  Awarded 32 exploration leases in the Gulf of Mexico following an international bid procedure. The subsequent development phase will leverage synergies relating to the proximity of acquired acreage to existing operated facilities.
  Awarded 18 exploratory licenses in Alaska. The acquired acreage is estimated to have significant mineral potential and will strengthen Eni’s position in the area.
  Signed a memorandum of understanding relating to the thermoelectric sector in Egypt where the Company will provide its technology for the combined production of electricity and steam from gas-fired plants.
  Sanctioned the development plan of the Nikaitchuq oilfield (Eni 100%) in Alaska. Production start-up is expected late in 2009.
  Continued exploration success: (i) in the United Kingdom, gas and condensates were found nearby the recent Jasmine discovery (Eni 33%). Joint development of these two structures is being assessed in combination with existing facilities; (ii) in Norway, the Gamma gas discovery was made (Eni 17%) and the Marulk discovery (operated by Eni with a 20% interest) was appraised leading to an estimated mineral potential ranging from 80 to 120 mmboe; (iii) in Egypt offshore the Nile delta, the Satis gas discovery will support supplies to the planned expansion of production capacity at the Damietta liquefaction facility; (iv) in the Gulf of Mexico, the Kodiak oil and gas discovery (Eni 25%) will be developed through the facilities of the operated Devil’s Tower platform; (v) in Timor Est, the Kitan oil and gas discovery (operated by Eni with a 40% interest) opens new growth opportunities in this area.

Storage
First quarter 2008 adjusted operating profit related to the natural gas storage activities was euro 85 million, up euro 19 million or 28.8% from the first quarter of 2007. Customers uplifted 3.5 bcm from storage sites, an increase of 35.2% over the first quarter of 2007 due strong seasonal gas demand.

Gas & Power

Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

	Results (a)	(million euro)
8,696	Net sales from operations		8,543	9,907	16.0
1,431	Operating profit		1,641	1,652	0.7
(36)	Exclusion of inventory holding (gains) losses		40	(77)
(86)	Exclusion of special items		2	3
	of which:
(43)	Non-recurring items
(43)	Other special items:		2	3
13	- environmental charges
15	- provision for redundancy incentives		2	3
(71)	- other
1,309	Adjusted operating profit		1,683	1,578	(6.2)
747	Marketing		1,096	956	(12.8)
445	Regulated businesses in Italy (b)		459	499	8.7
117	International transport		128	123	(3.9)
3	Net finance income (expense) (c)		3	(1)
124	Net income from investments (c)		115	135
(542)	Income taxes (c)		(642)	(510)
37.7	Tax rate	(%)	35.6	29.8
894	Adjusted net profit		1,159	1,202	3.7
478	Capital expenditures		221	411	86.0

	Natural gas sales	(bcm)
25.13	Sales of consolidated subsidiaries		24.80	26.44	6.6
16.15	Italy (includes own consumption)		16.80	16.96	1.0
8.81	Rest of Europe		7.90	9.36	18.5
0.17	Outside Europe		0.10	0.12	20.0
2.74	Eni’s share of sales of natural gas of affiliates		2.27	2.63	15.9
27.87	Total sales and own consumption (G&P)		27.07	29.07	7.4
1.88	E&P in Europe and in the Gulf of Mexico		1.22	1.84	50.8
29.75	Worldwide gas sales		28.29	30.91	9.3

24.41	Gas volumes transported in Italy	(bcm)	23.51	25.26	7.4
15.08	Eni		15.55	15.31	(1.5)
9.33	On behalf of third parties		7.96	9.95	25.0

8.28	Electricity sold	(TWh)	7.38	8.16	10.6

(a)	From 2008, adjusted operating profit is reported for the same businesses as EBITDA pro-forma adjusted. Specifically, results of the power generation activity are reported within the marketing business as it is ancillary to the latter. Prior period data have been restated accordingly.
(b)	Results from Regulated businesses in Italy include results from Transport, Distribution and LNG activities in Italy.
(c)	Excluding special items.

Results
The Gas & Power division reported adjusted operating profit of euro 1,578 million for the first quarter of 2008, a decrease of euro 105 million or 6.2% from the first quarter of 2007. This decrease was due to the lower operating performance recorded by the marketing business, partly offset by improved results delivered by the regulated businesses in Italy.

Special charges for the quarter amounted to euro 3 million and regarded provisions for redundancy incentives including euro 1 million for the marketing business and euro 2 million for the regulated businesses in Italy.

Net adjusted profit for the first quarter of 2008 was euro 1,202 million, an increase of euro 43 million or 3.7% over the first quarter of 2007. Despite the lower operating profit, this improvement reflected lower income taxes for Italian subsidiaries and higher earnings reported from certain equity-accounted affiliates.

Operating review
Marketing
This business reported adjusted operating profit of euro 956 million for the first quarter 2008, a decrease of euro 140 million or 12.8% from the first quarter 2007 due to:
- The fact that certain provisions accrued in previous reporting periods were partially recycled through the 2007 first quarter profit and loss due to favorable developments with Italy’s regulatory framework. Those provisions were originally accrued due to the implementation of Resolution No. 248/2004 and following ones by the Italian Authority for Electricity and Gas regarding the indexation mechanism of the raw material cost in supply contracts to resellers and residential customers;
- Reduced gas marketing margins due to unfavorable trends in energy parameters to which gas purchase costs and selling prices are indexed mainly in supplies to the Italian market. This negative trend was partly offset by a positive trading environment in a number of European markets.
These negative factors were partly offset by higher sales volumes of both gas and power.

NATURAL GAS SALES BY MARKET

(bcm)

Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

16.17	Italy	16.81	16.99	1.1
2.55	Wholesalers	4.73	3.21	(32.1)
1.00	Gas release	0.49	1.10	..
	Italian exchange for gas and spot markets		0.15
3.36	Industries	3.73	3.24	(13.1)
2.96	Industries	3.33	2.75	(17.4)
0.40	Medium-sized enterprises and services	0.40	0.49	22.5
5.02	Power generation	3.93	4.77	21.4
2.65	Residential	2.54	2.90	14.2
1.59	Own consumption	1.39	1.62	16.5
13.58	International sales	11.48	13.92	21.3
3.35	Importers in Italy	3.45	3.80	10.1
7.76	European markets	6.55	7.76	18.5
2.05	Iberian Peninsula	1.46	1.92	31.5
1.64	Germany-Austria	1.37	1.64	19.7
1.22	Hungary	1.05	1.24	18.1
0.90	Nord Europe	0.76	0.68	(10.5)
1.29	Turkey	1.38	1.59	15.2
0.57	France	0.43	0.58	34.9
0.09	Other	0.10	0.11	10.0
0.59	Extra European markets	0.26	0.52	100.0
1.88	E&P in Europe and in the Gulf of Mexico	1.22	1.84	50.8
29.75	Worldwide gas sales	28.29	30.91	9.3

In the first quarter of 2008, natural gas sales were 30.91 bcm, an increase of 2.62 bcm, or 9.3% from the first quarter of 2007 driven by stronger seasonal sales and growth in international sales. Sales included own consumption, sales by affiliates and upstream sales in Europe and the Gulf of Mexico.

In Italy, volumes grew by 0.18 bcm to 16.99 bcm reflecting higher supplies to the power generation segment (up 0.84 bcm) and higher seasonal sales to residential customers (up 0.36 bcm). These increases were partially offset by lower supplies to wholesalers (down 1.52 bcm) and industrial customers (down 0.58 bcm) mainly relating to a gas release program2 agreed by Eni and the Italian Antitrust Authority late in 2007.

(2)	Eni and the Italian Antitrust Authority settled a procedure relating to the use of regasification capacity at the Panigaglia regasification plant. Terms of this settlement provide the sale of 4 bcm of gas over a twenty-four month period effective October 1, 2007 at the entry point to the Italian gas transport system.

International sales were up by 2.44 bcm, or 21.3%, to 13.92 bcm boosted by colder winter weather and organic growth. Main increases were achieved in:
- Markets in the rest of Europe, where volumes increased by 1.21 bcm, or 18.5%, mainly in Spain (up 0.46 bcm), Germany/Austria (up 0.27 bcm), and Turkey (up 0.21 bcm);
- Markets outside Europe, in particular higher LNG sales to the Asiatic markets (up 0.24 bcm) were reported by the affiliate Unión Fenosa Gas (50% Eni’s share);
- Exploration & Production sales were up by 0.62 bcm or 50.8% as production increased in the Gulf of Mexico.

Electricity sales were 8.16 TWh, up 10.6% from first quarter of 2007 due to higher volumes marketed on the open market, also leveraging on the combined offer of gas and power to residential customers (dual offer). Production volumes sold were 6.56 TWh, up 21% and reflecting the continuing ramp-up of production capacity.

Regulated businesses in Italy
The regulated business reported adjusted operating profit of euro 499 million for the first quarter of 2008, an increase of euro 40 million or 8.7% from the first quarter of 2007 due to:
- Improved operating performance reported by distribution activities which were up euro 29 million, reflecting higher seasonal volumes of gas distributed.
- Improved operating performance reported by transport activities which were up euro 11 million, reflecting the recognition in tariff of expenditures incurred for network upgrading together with higher volumes. Volumes of gas transported increased by 1.75 bcm, or 7.4%, to 25.26 bcm, from the first quarter of 2007, mainly due to higher volumes transported on behalf of third parties.

Other performance indicators

(million euro)

Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

1,592	EBITDA pro-forma adjusted	1,930	1,843	(4.5)
978	Marketing	1,314	1,190	(9.4)
426	Regulated businesses in Italy	430	477	10.9
188	International transport	186	176	(5.4)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit on a pro forma basis.
This performance indicator, which is not a GAAP measure under either IFRS or U.S. GAAP, includes:
- Adjusted EBITDA of Eni’s wholly owned subsidiaries.
- Eni’s share of adjusted EBITDA of Snam Rete Gas (56% as of March 31, 2008), which is fully consolidated when preparing consolidated financial statements in accordance with IFRS.
- Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRS purposes.
Management also evaluates performance in Eni’s Gas & Power division on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

Refining & Marketing

Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

	Results	(million euro)
10,469	Net sales from operations		7,943	10,980	38.2
27	Operating profit		(10)	232	..
(252)	Exclusion of inventory holding (gains) losses		112	(207)
130	Exclusion of special items		18	5
	of which:
(2)	Non-recurring items
132	Other special items:		18	5
54	- environmental charges		17	6
57	- asset impairments
9	- provisions to the reserve for contingencies
12	- provision for redundancy incentives		1	2
	- other			(3)
(95)	Adjusted operating profit		120	30	(75.0)
14	Net income from investments (a)		51	62
55	Income taxes (a)		(58)	(26)
67.9	Tax rate	(%)	33.9	28.3
(26)	Adjusted net profit		113	66	(41.6)
429	Capital expenditures		134	149	11.2

	Global indicator refining margin
4.07	Brent	($/bbl)	3.06	3.81	24.5
2.81	Brent	(euro/bbl)	2.34	2.54	8.5
6.12	Ural	($/bbl)	6.07	6.04	(0.5)

	Refinery throughputs and sales	(mmtonnes)
8.07	Refinery throughputs on own account Italy		7.86	7.52	(4.3)
1.34	Refinery throughputs on own account Rest of Europe		1.14	1.43	25.4
7.05	Refinery throughputs of wholly-owned refineries		6.67	6.35	(4.8)
2.20	Retail sales Italy		1.98	2.06	4.0
1.09	Retail sales Rest of Europe		0.90	1.00	11.1
3.29	Sub-total retail sales		2.88	3.06	6.3
2.97	Wholesale Italy		2.61	2.56	(1.9)
1.18	Wholesale Rest of Europe		1.05	1.20	14.3
0.16	Wholesale Rest of World		0.13	0.14	7.7
6.29	Other sales		5.67	4.64	(18.2)
13.89	Sales		12.34	11.60	(6.0)

	Refined product sales by region
7.36	Italy		7.30	7.59	4.0
2.27	Rest of Europe		1.95	2.21	13.3
4.26	Rest of World		3.09	1.80	(41.7)

(a)	Excluding special items.

Results
The Refining & Marketing division reported adjusted operating profit of euro 30 million for the first quarter 2007, a decrease of euro 90 million or 75% from a year ago due to a reduced operating performance delivered by the refining business. The euro’s appreciation against the dollar and rising refining utility costs largely accounted for this decrease.
Marketing activities in Italy reported a small increase in operating results. Better marketing margins and sales volumes were recorded by the retail activity, while a reduced operating result was reported by the wholesale marketing activity.

Special charges excluded from the adjusted operating profit related mainly to environmental provisions, and redundancy incentives (for a total charge of euro 5 million).

The adjusted net profit for the quarter was euro 66 million, down euro 47 million or 41.6%, mainly due to a reduced operating profit.

Operating Review
Eni’s refining throughputs for the quarter were 8.95 mmtonnes, down 0.6% from a year ago. Volumes processed in Italy decreased by 4.3% due to planned and unplanned refinery downtime at the Venice and Taranto plants. Volumes processed outside Italy increased by 25.4% mainly due to higher capacity entitlements at the Ceska Rafinerka in the Czech Republic due to the purchase of an additional ownership interest made in 2007.

Sales of refined products for the first quarter of 2008 decreased by 740 ktonnes, or 6%, to 11.6 mmtonnes as compared to the first quarter of 2007. This decrease was mainly due to lower volumes supplied to oil companies and traders, partly offset by higher sales on retail markets in the rest of Europe and in Italy as well as on wholesale markets in the rest of Europe.

Retail sales in Italy (2.06 mmtonnes) increased by 80 ktonnes, or 4%, as compared to the first quarter of 2007. This improvement reflected a significant market share gain.
Wholesale sales in Italy (2.56 mmtonnes) decreased by 50 ktonnes, or 1.9%, mainly due to lower volumes sold of fuel oil.

Retail sales in the rest of Europe (1 mmtonnes) increased by 100 ktonnes, or 11.1%, mainly reflecting additional volumes from the service stations acquired in the Czech Republic and Hungary in the fourth quarter of 2007.
Wholesale sales (1.2 mmtonnes) increased by 150 ktonnes, or 14.3%, as compared to the first quarter of 2007 due to increased volumes marketed in the Czech Republic and Switzerland, while lower volumes were marketed in Austria and Germany.

Profit and loss account

(million euro)
Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

25,378	Net sales from operations		21,913	28,313	29.2
218	Other income and revenues		281	170	(39.5)
(18,248)	Operating expenses		(15,462)	(20,359)	(31.7)
48	- of which non recurring items
(2,182)	Depreciation, depletion, amortization and impairments		(1,627)	(1,946)	(19.6)

5,166	Operating profit		5,105	6,178	21.0
(56)	Finance income (expense)		(133)	(100)	24.8
257	Net income from investments		202	529	..

5,367	Profit before income taxes		5,174	6,607	27.7
(2,183)	Income taxes		(2,431)	(3,012)	(23.9)
40.7	Tax rate	(%)	47.0	45.6
3,184	Net profit		2,743	3,595	31.1
	Attributable to:
3,010	- Eni		2,588	3,321	28.3
174	- minority interest		155	274	76.8

3,010	Net profit attributable to Eni		2,588	3,321	28.3
(224)	Exclusion of inventory holding (gain) loss		97	(241)
(108)	Exclusion of special items:		(5)	(30)
	of which:
(46)	- non recurring items
(62)	- other special items		(5)	(30)
2,678	Adjusted net profit attributable to Eni (a)		2,680	3,050	13.8

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see page 17.

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item. The Italian statutory tax rate of 27.5% is applied to finance charges and income from January 1, 2008 (in the previous reporting periods a statutory tax rate of 33% was applied).
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of above mentioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

First Quarter of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	4,339	1,652	232	(32)	214	(47)	(78)	(102)	6,178
Exclusion of inventory holding (gains) losses		(77)	(207)	(38)					(322)
Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:	37	3	5	2		1	5		53
environmental charges			6						6
asset impairments	36			2		1			39
provision for redundancy incentives	1	3	2				5		11
other			(3)						(3)
Special items of operating profit	37	3	5	2		1	5		53
Adjusted operating profit	4,376	1,578	30	(68)	214	(46)	(73)	(102)	5,909
Net finance (expense) income (a)	15	(1)		1			(115)		(100)
Net income from investments (a)	112	135	62		15				324
Income taxes (a)	(2,409)	(510)	(26)	2	(64)		64	32	(2,911)
Tax rate (%)	53.5	29.8	28.3		27.9				47.5
Adjusted net profit	2,094	1,202	66	(65)	165	(46)	(124)	(70)	3,222
of which:
- adjusted net profit of Minority interest									172
- Eni's adjusted net profit									3,050

Eni's reported net profit									3,321
Exclusion of inventory holding (gains) losses									(241)
Exclusion of special items									(30)
of which:
- non-recurring items
- other special items									(30)
Eni's adjusted net profit									3,050

(a)	Excluding special items.

First Quarter of 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	3,132	1,641	(10)	115	176	(16)	(38)	105	5,105
Exclusion of inventory holding (gains) losses		40	112	3					155
Exclusion of special items:
of which:
Non-recurring (income) charges
Other special (income) charges:		2	18	4		(34)	3		(7)
environmental charges			17						17
asset impairments						3			3
provision for redundancy incentives		2	1	4			3		10
other						(37)			(37)
Special items of operating profit		2	18	4		(34)	3		(7)
Adjusted operating profit	3,132	1,683	120	122	176	(50)	(35)	105	5,253
Net finance (expense) income (a)	(35)	3					(101)		(133)
Net income from investments (a)	10	115	51		26				202
Income taxes (a)	(1,698)	(642)	(58)	(43)	(57)		50	(39)	(2,487)
Tax rate (%)	54.7	35.6	33.9		28.2				46.7
Adjusted net profit	1,409	1,159	113	79	145	(50)	(86)	66	2,835
of which:
- adjusted net profit of Minority interest									155
- Eni's adjusted net profit									2,680

Eni's reported net profit									2,588
Exclusion of inventory holding (gains) losses									97
Exclusion of special items									(5)
of which:
- non-recurring items
- other special items									(5)
Eni's adjusted net profit									2,680

(a)	Excluding special items.

Fourth Quarter of 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	3,929	1,431	27	(142)	236	(162)	(95)	(58)	5,166
Exclusion of inventory holding (gains) losses		(36)	(252)	13					(275)
Exclusion of special items
of which:
Non-recurring (income) charges	1	(43)	(2)	(8)	7	(4)	1		(48)
Other special (income) charges:	197	(43)	132	8	7	118	30		449
environmental charges		13	54			127	12		206
asset impairments	150		57			4			211
risk provisions			9			4	3		16
provision for redundancy incentives	5	15	12	8	7	5	15		67
other	42	(71)				(22)			(51)
Special items of operating profit	198	(86)	130		14	114	31		401
Adjusted operating profit	4,127	1,309	(95)	(129)	250	(48)	(64)	(58)	5,292
Net finance (expense) income (a)	22	3				(4)	(100)		(79)
Net income from investments (a)	53	124	14	(1)	13	5	4		212
Income taxes (a)	(2,139)	(542)	55	39	(83)		60	22	(2,588)
Tax rate (%)	50.9	37.7	67.9		31.6				47.7
Adjusted net profit	2,063	894	(26)	(91)	180	(47)	(100)	(36)	2,837
of which:
- adjusted net profit of Minority interest									159
- Eni's adjusted net profit									2,678

Eni's reported net profit									3,010
Exclusion of inventory holding (gains) losses									(224)
Exclusion of special items									(108)
of which:
- non-recurring items									(46)
- other special items									(62)
Eni's adjusted net profit									2,678

(a)	Excluding special items.

Analysis of special item

(million euro)
Fourth Quarter	First Quarter
2007	2007	2008

(48)	Non-recurring charges (income)
	of which:
(9)	- curtailment recognized of the reserve for post-retirement benefits for Italian employees
(39)	- provisions and utilizations against on antitrust proceedings and regulations
449	Other special charges (income):	(7)	53
206	environmental charges	17	6
211	asset impairments	3	39
16	risk provisions
67	provisions for redundancy incentives	10	11
(51)	other	(37)	(3)

401	Special items of operating profit	(7)	53

(23)	Net finance (expense) income
7	Net income from investments		(185)
	of which:
	- gain on the disposal of GTT (Gaztransport et Technigaz SAS)		(185)
(508)	Income taxes	2
	of which:
(394)	- adjustment to deferred tax for Italian subsidiaries
(123)	Total special items of net profit	(5)	(132)

	attributable to:
(15)	- Minority interest		(102)
(108)	- Eni	(5)	(30)

Adjusted operating profit

(million euro)
Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

4,127	Exploration & Production	3,132	4,376	39.7
1,309	Gas & Power	1,683	1,578	(6.2)
(95)	Refining & Marketing	120	30	(75.0)
(129)	Petrochemicals	122	(68)	..
250	Engineering & Construction	176	214	21.6
(48)	Other activities	(50)	(46)	8.0
(64)	Corporate and financial companies	(35)	(73)	..
(58)	Impact of unrealized profit in inventory	105	(102)
5,292		5,253	5,909	12.5

Net sales from operations

(million euro)
Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

8,038	Exploration & Production	6,361	8,782	38.1
8,696	Gas & Power	8,543	9,907	16.0
10,469	Refining & Marketing	7,943	10,980	38.2
1,691	Petrochemicals	1,674	1,760	5.1
2,204	Engineering & Construction	1,962	2,051	4.5
53	Other activities	57	51	(10.5)
387	Corporate and financial companies	282	301	6.7
(6,160)	Consolidation adjustment	(4,909)	(5,519)
25,378		21,913	28,313	29.2

Operating expenses

(million euro)
Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

17,187	Purchases, services and other	14,584	19,418	33.1
	of which:
(39)	- non-recurring items
260	- other special items	17	39
1,061	Payroll and related costs	878	941	7.2
	of which:
(9)	- non-recurring items
109	- provision for redundancy incentives and other	10	11
18,248		15,462	20,359	31.7

Depreciation, depletion and amortization

(million euro)
Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

1,590	Exploration & Production	1,240	1,538	24.0
186	Gas & Power	166	170	2.4
110	Refining & Marketing	108	112	3.7
32	Petrochemicals	31	32	3.2
71	Engineering & Construction	63	75	19.0
1	Other activities	1	2
22	Corporate and financial companies	16	17	6.3
(3)	Impact of unrealized profit in inventory	(1)	(3)
2,009	Total depreciation, depletion and amortization	1,624	1,943	19.6

173	Impairments	3	3

2,182		1,627	1,946	19.6

Net income from investments

(million euro)

First Quarter of 2008	E&P	G&P	R&M	E&C	Group

Share of gains (losses) from equity-accounted investments	26	134	55	15	230
Dividends	87	1	27		115
Net gains on disposal				185	185
Other income (expense), net	(1)				(1)

	112	135	82	200	529

Income taxes

(million euro)
Fourth Quarter	First Quarter
2007	2007	2008	% Ch.

	Profit before income taxes
1,626	Italy		2,007	2,031	24
3,741	Outside Italy		3,167	4,576	1,409
5,367			5,174	6,607	1,433
	Income taxes
132	Italy		792	642	(150)
2,051	Outside Italy		1,639	2,370	731
2,183			2,431	3,012	581
	Tax rate	(%)
8.1	Italy		39.5	31.6	(7.9)
54.8	Outside Italy		51.8	51.8
40.7			47.0	45.6	(1.4)

Summarized Group balance sheet

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

(million euro)
Dec. 31, 2007	Mar. 31, 2008	Change

Fixed assets
Property, plant and equipment	50,137	52,028	1,891
Other assets	563		(563)
Inventories - compulsory stock	2,171	2,281	110
Intangible assets	4,333	4,598	265
Equity-accounted investments and other investments	6,111	5,879	(232)
Receivables and securities for financing operating activities	725	699	(26)
Net payables related to capital expenditures	(1,191)	(1,066)	125

	62,849	64,419	1,570
Net working capital
Inventories	5,499	5,232	(267)
Trade receivables	15,609	16,527	918
Trade payables	(11,092)	(10,330)	762
Tax payables and provisions for net deferred tax liabilities	(4,412)	(6,653)	(2,241)
Provisions for contingencies	(8,486)	(8,292)	194
Other current assets and liabilities:
- equity instruments	2,476	2,352	(124)
- other (a)	(2,600)	(2,406)	194

	(3,006)	(3,570)	(564)
Provisions for employee benefits	(935)	(910)	25
Net assets held for sale including related net borrowings	286	266	(20)

CAPITAL EMPLOYED, NET	59,194	60,205	1,011

Shareholders’ equity
attributable to:
- Eni	40,428	41,930	1,502
- Minority	2,439	2,684	245
	42,867	44,614	1,747
Net borrowings	16,327	15,591	(736)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	59,194	60,205	1,011

(a)	Include receivables and securities for financing operating activities for euro 305 million at March 31, 2008 (euro 248 million at December 31, 2007) and securities covering technical reserves of Eni’s insurance activities for euro 341 million (euro 368 million at December 31, 2007).

The carrying amount of the expropriated assets relating to the Dación oilfield in Venezuela (corresponding to euro 563 million as of December 31, 2007) has been reclassified from the item Other assets to Net payables related to capital expenditures, following the settlement agreement with the Republic of Venezuela. Under the terms of this agreement, Eni will receive cash compensation to be paid in seven yearly installments, yielding interest income from the date of the settlement. The net present value of this cash compensation is in line with the carrying amount of the Dación assets, net of related provisions.

At March 31, 2008, net working capital amounted to a negative euro 3,570 million, representing a decrease of euro 564 million from December 31, 2007 mainly due to: (i) increased tax payables and deferred tax liabilities due to income taxes accrued for the quarter, increased deferred tax liabilities recognized in connection with the acquisition of Burren Energy, as well as increased tax payables related to excise taxes3 on oil products marketed in Italy;

(3)	This increase reflects excise taxes on oil products marketed in Italy in the first 15 days of December which are settled within the end of this month, instead of being paid in the following month as in the rest of the year.

(ii) the reduction of inventories, mainly of natural gas reflecting the seasonality of gas demand. This reduction was partially compensated by the impact of rising oil and products prices on inventories accounted for at the average-cost method.

Net borrowings and leverage
Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)
Dec. 31, 2007	Mar. 31, 2008	Change

Total debt	19,830	19,930	100
- Short-term debt	8,500	9,263	763
- Long-term debt	11,330	10,667	(663)
Cash and cash equivalent	(2,114)	(2,341)	(227)
Securities not related to operations	(174)	(167)	7

Non-operating financing receivables	(1,215)	(1,831)	(616)
Net borrowings	16,327	15,591	(736)

Shareholders’ equity including minority interest	42,867	44,614	1,747
Leverage	0.38	0.35	(0.03)

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of March 31, 2008, leverage would stand at 0.28.

BONDS MATURING IN THE 18-MONThS PERIOD STARTING ON MARCH 31, 2008

(million euro)
Issuing entity	Amount at March 31, 2008 (a)
Eni Coordination Center SA	337
Eni Lasmo Plc	185
522

(a)	Amounts in euro at March 31, 2008 include interest accrued and discount on issue.

BONDS ISSUED IN THE FIRST QUARTER OF 2008

Issuing entity	Nominal amount (million)	Currency	Amount at March 31, 2008 (a) (million euro)	Maturity	Rate	%

Eni Coordination Center SA	5,000	YEN	32	03/13/2015	fixed	1.53
Eni UK Holding Plc	17	GBP	21	03/31/2013	variable
			53

(a)	Amounts in euro at March 31, 2008 include interest accrued and discount on issue.

Changes in shareholders’ equity

(million euro)
Shareholders’ equity at December 31, 2007		42,867
Net profit for the period	3,595
Reserve for cash flow hedges	(164)
Dividends paid by consolidated subsidiaries to shareholders	(3)
Shares repurchased	(193)
Treasury shares attributed against employee share incentive schemes	2
Currency translation differences	(1,491)
Other changes	1

Total changes		1,747

Shareholders’ equity at March 31, 2008		44,614

Attributable to:
- Eni		41,930
- Minority interest		2,684

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 27.5% effective from January 1, 2008 (a 33% tax rate was applied in previous reporting periods). The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect.

(million euro)

Calculated on a twelve-month period ending on	E&P	G&P	R&M	Group
March 31, 2008

Adjusted net profit	7,176	2,979	272	10,481
Exclusion of after-tax finance expenses/interest income	-	-	-	322
Adjusted net profit unlevered	7,176	2,979	272	10,803
Adjusted capital employed, net:
- at the beginning of period	17,143	18,983	5,596	46,943
- at the end of period	24,970	20,480	7,280	59,368
Adjusted average capital employed, net	21,057	19,732	6,438	53,156
ROACE adjusted (%)	34.1	15.1	4.2	20.3

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of March 31, 2008, ROACE for the Group and for the Exploration & Production division would stand at 21% and 36.8%, respectively.

(million euro)

Calculated on a twelve-month period ending on	E&P	G&P	R&M	Group
March 31, 2007

Adjusted net profit	6,593	3,142	656	10,743
Exclusion of after-tax finance expenses/interest income	-	-	-	50
Adjusted net profit unlevered	6,593	3,142	656	10,793
Adjusted capital employed, net:
- at the beginning of period	19,702	17,656	5,556	47,843
- at the end of period	17,143	18,985	5,830	47,132
Adjusted average capital employed, net	18,423	18,321	5,693	47,488
ROACE adjusted (%)	35.8	17.2	11.5	22.7

(million euro)

Calculated on a twelve-month period ending on	E&P	G&P	R&M	Group
December 31, 2007

Adjusted net profit	6,491	2,936	319	10,094
Exclusion of after-tax finance expenses/interest income	-	-	-	174
Adjusted net profit unlevered	6,491	2,936	319	10,268
Adjusted capital employed, net:
- at the beginning of period	18,590	18,906	5,631	47,966
- at the end of period	24,643	20,547	7,149	58,695
Adjusted average capital employed, net	21,617	19,727	6,390	53,331
ROACE adjusted (%)	30.0	14.9	5.0	19.3

Summarized cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.
The free cash flow is a non-GAAP measure of financial performance.

SUMMARIZED CASH FLOW STATEMENT

(million euro)
Fourth Quarter	First Quarter
2007	2007	2008	Change

3,184	Net profit	2,743	3,595	852
	Adjustments to reconcile to cash generated from operating profit before changes in working capital:
1,909	- amortization and depreciation and other non monetary items	1,251	1,744	493
2	- net gains on disposal of assets	(14)	(195)	(181)
2,132	- dividends, interest, taxes and other changes	2,397	2,966	569

7,227	Net cash generated from operating profit before changes in working capital	6,377	8,110	1,733
(1,215)	Changes in working capital related to operations	445	(1,253)	(1,698)
(3,544)	Dividends received, taxes paid, interest (paid) received during the period	(1,259)	(2,098)	(839)

2,468	Net cash provided by operating activities	5,563	4,759	(804)
(3,657)	Capital expenditures	(2,013)	(3,118)	(1,105)
(954)	Investments and purchase of consolidated subsidiaries and businesses	(10)	(1,784)	(1,774)
28	Disposals	12	328	316
(323)	Other cash flow related to capital expenditures, investments and disposals	(152)	324	476

(2,438)	Free cash flow	3,400	509	(2,891)
(857)	Borrowings (repayment) of debt related to financing activities	(5,035)	(629)	4,406
4,275	Changes in short and long-term financial debt	4,887	687	(4,200)
(2,453)	Dividends paid and changes in minority interests and reserves	(445)	(199)	246
(89)	Effect of changes in consolidation and exchange differences	(69)	(141)	(72)

(1,562)	NET CASH FLOW FOR THE PERIOD	2,738	227	(2,511)

CHANGE IN NET BORROWINGS

(million euro)
Fourth Quarter	First Quarter
2007	2007	2008	Change

(2,438)	Free cash flow	3,400	509	(2,891)
(244)	Net borrowings of acquired companies
27	Net borrowings of divested companies
211	Exchange differences on net borrowings and other changes	(40)	426	466
(2,453)	Dividends paid and changes in minority interests and reserves	(445)	(199)	246
(4,897)	CHANGE IN NET BORROWINGS	2,915	736	(2,179)

28 -

In the first quarter of 2008 capital expenditures amounting to euro 3,118 million (euro 2,013 million in the first quarter of 2007), related mainly to:
- Development activities (euro 1,258 million) deployed mainly in Egypt, Kazakhstan, Angola, Italy and Congo and exploratory projects (euro 528 million) of which 96% was spent outside Italy, primarily in the United States, Egypt, Angola, Norway and Libya. Capital expenditures for the purchase of proved and unproved property (euro 324 million) related to the extension of the duration of Eni’s mineral rights in Libya, following the agreement signed in October 2007 with NOC, the National Oil Corporation;
- Upgrading of natural gas import pipelines to Italy and the development and maintenance of Eni’s natural gas transport network in Italy (for an overall amount of euro 347 million);
- Projects aimed at improving flexibility and yields of refineries, including the construction of a new hydrocracking unit at the Sannazzaro refinery (euro 113 million), as well as building and upgrading service stations in Italy and Outside Italy (euro 28 million);
- Upgrading of the fleet used in the Engineering & Construction division (euro 421 million).

Investments and purchase of consolidated subsidiaries and businesses (euro 1,784 million) related mainly to the completion of the acquisition of Burren Energy (euro 1,700 million, net of acquired cash amounting to euro 100 million).

Disposals (euro 328 million) related mainly to the sale of the Engineering & Construction division’s 30% stake in GTT (Gaztransport et Technigaz SAS). GTT is a company owning a patent for the construction of tanks to transport LNG.

Capital expenditures
EXPLORATION & PRODUCTION

(million euro)
Fourth Quarter	First Quarter
2007	2007	2008

	Acquisitions of proved and unproved property	73	324
	North Africa	5	324
	Rest of world	68

462	Exploration	373	528
18	Italy	34	22
106	North Africa	83	123
51	West Africa	68	93
39	North Sea	75	84
8	Caspian Area	10	4
240	Rest of world	103	202

1,565	Development	909	1,258
208	Italy	107	157
76	of which: storage	11	39
320	North Africa	188	272
472	West Africa	266	306
92	North Sea	89	89
217	Caspian Area	133	211
256	Rest of world	126	223
36	Other expenditures	11	12
2,063		1,366	2,122

GAS & POWER

(million euro)
Fourth Quarter	First Quarter
2007	2007	2008

379	Italy	155	375
99	Outside Italy	66	36
478		221	411
75	Marketing	53	32
23	- Marketing	6	9
1	Italy	1	1
22	Outside Italy	5	8
52	- Power generation	47	23
326	Regulated businesses in Italy	107	351
229	- Transport	82	319
97	- Distribution	25	32
77	International transport	61	28
478		221	411

REFINING & MARKETING

(million euro)
Fourth Quarter	First Quarter
2007	2007	2008

377	Italy	123	140
52	Outside Italy	11	9
429		134	149
283	Refining, Supply and Logistic	104	113
283	Italy	104	113
144	Marketing	30	28
92	Italy	19	19
52	Outside Italy	11	9
2	Other activities		8
429		134	149

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter	First Quarter
2007	2007	2008

1,815	Production of oil and natural gas (a) (b)	(kboe/d)	1,734	1,796
207	Italy		223	206
641	North Africa		566	626
316	West Africa		337	325
279	North Sea		287	236
111	Caspian Area		114	138
261	Rest of world		207	265
162.1	Oil and natural gas sold (a)	(mmboe)	150.1	157.0

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter	First Quarter
2007	2007	2008

1,048	Production of liquids (a)	(kbbl/d)	1,030	1,012
73	Italy		77	72
372	North Africa		328	333
271	West Africa		288	280
167	North Sea		170	141
64	Caspian Area		73	89
101	Rest of world		94	97

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter	First Quarter
2007	2007	2008

4,401	Production of natural gas (a) (b)	(mmcf/d)	4,044	4,503
768	Italy		840	768
1,551	North Africa		1,367	1,681
256	West Africa		280	260
643	North Sea		669	550
267	Caspian Area		232	283
916	Rest of world		656	961

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (282 and 290 mmcf/d in the first quarter 2008 and 2007, respectively and 297 mmcf/d in the fourth quarter 2007).

Petrochemicals

(ktonnes)
First Quarter
2007	2008

Sales of petrochemical products
Basic petrochemicals	771	747
Styrene and elastomers	272	274
Polyethylene	374	353

	1,417	1,374

Production	2,230	2,157

Engineering & Construction

(million euro)
First Quarter
2007	2008

Orders acquired
Offshore construction	1,065	1,581
Onshore construction	1,177	464
Offshore drilling	72	131
Onshore drilling	54	79

	2,368	2,255

(million euro)
Dec. 31, 2007	Mar. 31, 2008

Order backlog	15,390	15,409

Mandatory offer by Eni UK Holding plc ("Eni Holding") for 20% of Hindustan Oil Exploration Limited ("HOEC")

San Donato Milanese (Milan), April 24, 2008 - Eni Holding, a wholly owned subsidiary of Eni SpA, has launched a mandatory open offer for 20 per cent of the shares of HOEC at a price of 144.2 rupees per share.

Earlier this year, Eni Holding completed its acquisition of Burren Energy plc and thereby indirectly purchased a 27.17% interest in HOEC, an Indian oil & gas company listed on the Bombay Stock Exchange Ltd and on the National Stock Exchange of India Ltd.

Indian takeover rules obligate Eni Holding to make an offer for not less than 20 per cent of HOEC’s outstanding shares at or above a specified minimum price. The offer price equates to this minimum price. The aggregate consideration payable under the offer (assuming full acceptances) is 3,765.8 million rupees (equivalent to around euro 59 million).

Company Contacts:

Press Office: Phone +39 02.52031875 - +39 06.5982398
Switchboard: +39 06.59821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it
Website: www.eni.it

N M Rothschild & Sons (India) Private Limited
Navin Wadhwani
+91 22 2281 7000

N M Rothschild & Sons Limited
Roger Ader
+44 (0) 207 280 5000

Contents

Contents

MISSION

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Countries of activity

EUROPE
Austria, Belgium, Croatia, Czech Republic, Denmark, Faroe Islands, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom

CIS
Azerbaijan, Georgia, Kazakhstan, Russia, Turkmenistan

AFRICA
Algeria, Angola, Cameroon, Congo, Côte d’Ivoire, Egypt, Gabon, Libya, Mali, Morocco, Mozambique, Nigeria, Tunisia

MIDDLE EAST
Iran, Kuwait, Oman, Qatar, Saudi Arabia, the United Arab Emirates

CENTRAL ASIA
India, Pakistan

SOUTH EAST ASIA AND OCEANIA
Australia, China, East Timor, Indonesia, Malaysia, Papua-New Guinea, Singapore, Thailand

AMERICAS
Argentina, Brazil, Canada, Dominican Republic, Ecuador, Mexico, Peru, Trinidad & Tobago, the United States, Venezuela

Contents

Ordinary Shareholders’ Meeting of April 22 and 29, 2008

This notice convening the meeting was published on the
Gazzetta Ufficiale of the Republic of Italy
No. 34, section II of March 20, 2008, page 2 to 6

This annual report includes the report of Eni’s Board of Directors and
Eni’s consolidated financial statements for the year ended December 31,
2007, which have been prepared under the International Financial
Reporting Standards (IFRS), as adopted by the European Union.

Disclaimer
This annual report contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.
Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

Report of the Directors	4	Profile of the year

	9	Letter to Shareholders

Operating Review
	13	Exploration & Production
	32	Gas & Power
	42	Refining & Marketing
	49	Petrochemical
	52	Engineering & Construction

	55	Financial Review

	84	Other Information

	85	Report on Corporate Governance

	110	Commitment to sustainable development

	134	Glossary

Consolidated Financial Statements
	139	Balance sheet
	140	Profit and loss account
	141	Statements of changes in shareholders’ equity
	144	Statement of cash flows
	147	Basis of presentation
	147	Principles of consolidation
	148	Summary of significant accounting policies
	155	Use of accounting estimates
	158	Recent accounting principles
	160	Notes to the Consolidated Fnancial Statements
	228	Supplementary information on oil and natural gas (unaudited)
	236	Management's certification
	237	Report of Independent Auditors

  “Eni” means the parent company Eni SpA and its consolidated subsidiaries

Contents

ENI ANNUAL REPORT / PROFILE OF THE YEAR

Results
Eni reported net profit of euro 10 billion for the full year 2007, up 8.6% from a year earlier. On an adjusted basis, net profit amounted to euro 9.5 billion, down 9%, driven by lower operating performance in the upstream and downstream oil businesses, partly offset by better results in the Engineering & Construction and Gas & Power divisions.

Dividend
Based on 2007 earnings and cash flow, coupled with a sound financial structure, a dividend of euro 1.30 per share will be distributed to shareholders (euro 1.25 per share in 2006, up 4%) confirming management commitment to return to shareholders a dividend flow among the most attractive in the industry. Included in this annual payment is euro 0.60 per share which was distributed as interim dividend in October 2007. The balance of euro 0.70 per share is payable on May 22, 2008 to shareholders on the register on May 19, 2008. Pay-out stands at 47%.

Oil and natural gas production
Oil and natural gas production for the year averaged 1.736 mmboe/d, down by 1.9% compared with 2006. Production performance was impacted by mature field declines, price impacts in certain PSAs, disruptions and unplanned events in Nigeria, the North Sea and Venezuela. Partially offsetting these effects was the benefit of the acquired assets in the Gulf of Mexico and Congo as well as the organic growth achieved in Libya, Egypt and Kazakhstan.	Management plans to achieve strong production growth over the medium-term and leveraging on its portfolio of capital projects and the integration of acquired assets.
The company targets a production level of more than 2.05 mmboe/d by 2011, with an yearly average growth rate of 4.5% under Eni’s assumptions for Brent prices of 55 $/bl.

Proved oil and natural gas reserves
Estimated net proved reserves at December 31, 2007 amounted to 6.37 bboe determined under a Brent price of 96 $/barrel. Eni’s estimated proved reserves comprised 30% of proved reserves of the three equity accounted Russian gas companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies. The all sources reserve replacement ratio was 90% and the average reserve life index was 10 years. In the medium term Eni targets a reserve replacement ratio higher than 100% based on Eni’s assumptions for Brent prices.

Natural gas sales
Natural gas sales were up approximately 0.9% to 98.96 bcm driven by the organic growth achieved in international markets, partially offset by the lower European gas demand registered in the first quarter of 2007 due to unusually mild winter weather. In the

Contents

ENI ANNUAL REPORT / PROFILE OF THE YEAR

medium term, Eni expects to target more than 110 bcm leveraging on international sales growth, which are planned to increase at a 9% yearly average growth rate in the four-year period 2008-2011.

Portfolio developments
In 2007, Eni executed a number of competitively-priced acquisitions of assets and investments and signed certain major deals in core areas.

Made important transactions to acquire oil and gas assets in the Gulf of Mexico and in Congo onshore with total expenditures amounting to euro 4.52 billion. In 2008 these assets are expected to produce approximately 100 kboe/d under Eni scenario.

As part of the strategic alliance with Gazprom, Eni in partnership with Enel (60% Eni, 40% Enel) was awarded a bid for the acquisition of Lot 2 of ex-Yukos assets including a 100% interest in the three companies OAO Arctic Gas Company, ZAO Urengoil Inc, OAO Neftegaztechnologia which are engaged in exploration and development of large predominantly gas reserves. Acquired assets allow Eni to access to 2.5 bboe of resources net to Eni according to a participating interest of 30%, considering that Gazprom retains a call option to purchase a 51% interest in those three gas companies. Through the same transaction Eni has also purchased 20% of OAO Gazprom Neft. The cash consideration for these transactions amounted to euro 3.73 billion net to Eni.

Announced in November 2007 the terms of recommended cash offer to acquire the entire issued share capital of the UK-based oil company Burren Energy plc. Total cash consideration is expected to amount to approximately euro 2.4 billion. Burren holds producing assets in Congo and Turkmenistan flowing at a rate of over 25 kboe/d and partners Eni in the Congolese assets that Eni bought from Maurel & Prom. The deal closed in January 2008.

Signed a major petroleum agreement with NOC, the Libyan National Oil Corporation. The agreement provides for the extension of the duration of Eni’s mineral rights in Libya and the launch of large projects aiming at monetizing substantial gas reserves and overhauling offshore exploration activities.

Signed a gas sale agreement between the Consortium conducting operations at the Karachaganak field (Eni is co-operator with a 32.5% stake) and KazRosGaz, a joint venture established by the Kazakh and Russian companies KazMunaiGaz and Gazprom. This agreement lays the foundations for the development of gas reserves of the field.	Acquired a 13.6% stake in Angola LNG Ltd Consortium responsible for the construction of an LNG plant. It will be designed with a capacity to process one bcf/d of natural gas and produce 5.2 mmtonnes a year of LNG and related products.

Signed a framework agreement with Gazprom to build the South Stream pipeline system which is expected to import to Europe volumes of natural gas produced in Russia across the Black Sea.

Exploratory program
In 2007, Eni invested euro 1,659 million in executing its exploratory program, up 23% from 2006. Activity for the year led to the completion of 81 exploratory wells (43.5 net to Eni) with a commercial rate of success of 40% (38% net to Eni). A further 28 wells were in progress as of the year end. The main discoveries were achieved in Angola, Brazil, Congo, Egypt, Indonesia, Nigeria, Norway, Pakistan, the United Kingdom, the Gulf of Mexico and Alaska.

Eni’s exploratory portfolio has been strengthened by acquiring new acreage in the Gulf of Mexico, onshore Congo and Alaska, in line with Eni’s strategy of focusing on core areas. The new acquired acreage extends for 26,000 square kilometers (net to Eni, 95% operated).

Kazakhstan - Agreement for the development project of the Kashagan oilfield
On January 14, 2008, all parties to the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities signed a memorandum of understanding to settle a dispute commenced in August 2007 regarding conditions and rights for developing and exploiting the Kashagan field. The agreement establishes a renewed economic equilibrium of the contract in consideration of changed market conditions and provides stability for the project execution which will continue to play a fundamental role in Eni’s future.

Venezuela - Settlement of the dispute on the Dación field and Orinoco project
On February 15, 2008 Eni and the Venezuelan authorities reached a final settlement over the dispute regarding the expropriation of the Dación field. Under the terms of the settlement, Eni will receive a cash compensation in line with the carrying value of the expropriated asset.

On February 29, 2008 Eni and the Venezuelan State oil company PDVSA signed a strategic agreement for the development of the Junin Block 5 located in the Orinoco oil belt. This block covering a gross acreage of 670 square kilometers holds a resource potential estimated to be in excess of 2.5 bboe of heavy oil. Eni intends to maximize the value of the heavy oil using the Eni Slurry Technology (EST).

Contents

ENI ANNUAL REPORT / PROFILE OF THE YEAR

STATISTIC RECAP

Financial highlights	2005	2006	2007
(million euro)
Net sales from operations		73,728	86,105	87,256
Operating profit		16,827	19,327	18,868
Adjusted operating profit (a)		17,558	20,490	18,986
Net profit (b)		8,788	9,217	10,011
Adjusted net profit (a) (b)		9,251	10,412	9,470
Net cash provided by operating activities		14,936	17,001	15,517
Capital expenditures		7,414	7,833	10,593
Dividends pertaining to the year (c)		4,086	4,594	4,750
Cash dividends		5,070	4,610	4,583
Cost of purchased own shares		1,034	1,241	680
Research and development costs		204	222	208
Total assets at year end		83,850	88,312	101,460
Debts and bonds at year end		12,998	11,699	19,830
Shareholders' equity including minority interest at year end		39,217	41,199	42,867
Net borrowings at year end		10,475	6,767	16,327
Net capital employed at year end		49,692	47,966	59,194
Share price at year end	(euro)	23.43	25.48	25.05
Number of shares outstanding at year end	(million)	3,727.3	3,680.4	3,656.8
Market capitalization (d)	(billion euro)	87.3	93.8	91.6

(a)	For a detailed explanation of adjusted operating and net profit see page 68.
(b)	Profit attributable to Eni shareholders.
(c)	Amounts due on the payment of the balance of 2007 dividend are estimated.
(d)	Number of outstanding shares by reference price at period end.

Summary financial data	2005	2006	2007

Net profit
- per ordinary share (a)	(euro)	2.34	2.49	2.73
- per ADR (a) (b)	(USD)	5.81	6.26	7.49
Adjusted net profit
- per ordinary share (a)	(euro)	2.46	2.81	2.58
- per ADR (a) (b)	(USD)	6.12	7.07	7.07
Return On Average Capital Employed (ROACE)
- reported	(%)	19.5	20.3	20.5
- adjusted	(%)	20.5	22.7	19.3
Leverage		0.27	0.16	0.38
Dividend pertaining to the year	(euro per share)	1.10	1.25	1.30
Pay-out (c)	(%)	46	50	47
Total Shareholder Return (TSR)	(%)	35.3	14.8	3.2
Dividend yield (d)	(%)	4.7	5.0	5.3

(a)	Fully diluted. Ratio of net profit and average number of shares outstanding in the year.
Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(b)	One American Depository Receipt (ADR) is equal to two Eni ordinary shares.
(c)	2007 pay-out ratio is estimated with reference to the amounts due on the payment of the dividend balance of 2007.
(d)	Ratio of dividend for the period and average price of Eni shares in December.

Key market indicators	2005	2006	2007

Average price of Brent dated crude oil (a)		54.38	65.14	72.52
Average EUR/USD exchange rate (b)		1.244	1.256	1.371
Average price in euro of Brent dated crude oil		43.71	51.86	52.90
Average European refining margin (c)		5.78	3.79	4.52
Average European refining margin in euro		4.65	3.02	3.30
Euribor - three-month euro rate	(%)	2.2	3.1	4.3
Libor - three-month dollar rate	(%)	3.5	5.2	5.3

(a)	In USD per barrel. Source: Platt's Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt's Oilgram data.

Contents

ENI ANNUAL REPORT / PROFILE OF THE YEAR

Summary operating data	2005	2006	2007

Exploration & Production
Estimated net proved reserves of hydrocarbons (at period end)	(mmboe)	6,837	6,436	6,370
- Liquids	(mmbbl)	3,773	3,481	3,219
- Natural gas	(bcf)	17,591	16,965	18,090
Average reserve life index	(year)	10.8	10.0	10.0
Production of hydrocarbons	(kboe/d)	1,737	1,770	1,736
- Liquids	(kbbl/d)	1,111	1,079	1,020
- Natural gas	(mmcf/d)	3,595	3,964	4,114
Gas & Power
Worldwide gas sales	(bcm)	94.21	98.10	98.96
- of which E&P sales (a)	(bcm)	4.51	4.69	5.39
LNG sales	(bcm)	7.0	9.9	11.7
Customers in Italy	(million)	6.02	6.54	6.61
Gas volumes transported in Italy	(bcm)	85.10	87.99	83.28
Electricity sold	(TWh)	27.56	31.03	33.19
Refining & Marketing
Refining throughputs on own account	(mm tonnes)	38.79	38.04	37.15
Conversion index	(%)	56	57	56
Refining throughputs of wholly-owned refineries	(mm tonnes)	27.34	27.17	27.79
Balanced capacity of wholly-owned refineries	(kbbl/d)	524	534	544
Retail sales of petroleum products in Europe	(mm tonnes)	12.42	12.48	12.65
Service stations in Europe at period end	(units)	6,282	6,294	6,441
Average throughput of service stations in Europe	(kliters)	2,479	2,470	2,486
Petrochemicals
Production	(ktonnes)	7,282	7,072	8,795
Sales of petrochemical products	(ktonnes)	5,376	5,276	5,513
Average plant utilization rate	(%)	78.4	76.4	80.6
Engineering & Construction
Orders acquired	(million euro)	8,395	11,172	12,011
Order backlog at period end	(million euro)	10,122	13,191	15,390
Employees at period end	(units)	72,258	73,572	75,862

(a)	E&P sales include volumes marketed by the Exploration & Production division in Europe for 3.59 bcm and in the Gulf of Mexico for 1.8 bcm for the full year 2007 (4.07 and 0.62 bcm for the full year 2006 respectively). It also includes volumes marketed in Europe for 4.51 bcm for the full year 2005.

Contents

ENI ANNUAL REPORT / PROFILE OF THE YEAR

THE ENI SHARE

Contents

ENI ANNUAL REPORT / LETTER TO SHAREHOLDER

Eni’s Board of Directors

Roberto Poli Chairman	Paolo Scaroni CEO and General Manager

To our Shareholders

2007 was another good year for Eni, in which we delivered excellent financial and operational results. In accordance with our strategy and objectives, we pursued projects that will enable us to achieve sector-leading growth and value creation. We completed a number of strategic and competitively-priced acquisitions and closed major agreements in our core areas, strengthening our position in key markets. We delivered solid results and distributed a total of euro 5.3 billion to our shareholders through dividends and share buy-backs.

Financial performance
Eni’s 2007 net profit was euro 10 billion. Adjusted net profit was euro 9.5 billion, a decrease of 9% compared to 2006 due to the significant appreciation of the euro against the US dollar (up 9.2%). Return on average capital employed was 19.3%.
Net cash generated from operating activities of euro 15.5 billion enabled us to finance euro 20.5 billion of investments. Of this, euro 10.6 billion was dedicated to organic growth projects, including exploration, and euro 9.9 billion to acquisitions. Our net debt to equity ratio was 0.38 at year end.
The results achieved in 2007 enable us to propose a dividend of euro 1.30 per share to our Annual Shareholders' Meeting, of which euro 0.60 was paid as an interim dividend in October 2007. This represents an increase of 4% compared to 2006 (euro 1.25 per share), confirming the Company’s policy of distributing generous dividend flows to its shareholders.
Sustaining growth and shareholder returns
Growth is at the centre of our strategy. We will achieve our short and long term growth targets through the development of our portfolio of assets, including those acquired in 2007, and by strengthening our leadership role in the European gas market.
Over the next four years, we will invest euro 49.8 billion, up 15% compared to our previous plan. More than two thirds of the increase refers to new capital projects which will drive the company's short and long-term growth strategy. The projected free cash flow in 2011 will allow us to sustain the current level of dividends in real terms, even with a Brent scenario lower than 40 $/bl.

The Exploration & Production division delivered a cash flow from operations of euro 11.6 billion confirming the record level of 2006, despite the euro’s appreciation versus the US dollar, cost pressures and the adverse impact of disruptions and contingencies on production.
In 2007, the division’s adjusted net profit was euro 6.5 billion, down 10.8% compared to 2006. Oil and gas production totalled 1,736 kboe/day, down 1.9% from 2006 with a price scenario of 72.5 $/bl (11% higher than 2006). At our forecast oil price of 55 $/bl, production would have been in line with 2006.
Our key priority in the E&P division remains the maximization of returns through production growth in the medium and long term, in the context of higher oil prices.
Leveraging on the high quality of our portfolio and the integration of purchased assets, we target an average annual production increase of 4.5% in the 2008-2011 period and forecast an annual growth rate of

Contents

ENI ANNUAL REPORT / LETTER TO SHAREHOLDER

Alberto Clô Director	Renzo Costi Director	Dario Fruscio Director	Marco Pinto Director

approximately 3% in 2012-2014. In 2008, production will exceed 1.8 million boe/d, whilst in 2011 it will exceed 2.05 million boe/day based on Eni's 55 $/bl Brent scenario.
In 2007, we added 5.1 billion barrels to our hydrocarbon resource base of 28 billion barrels through focused acquisitions and successful exploration. These resources will enable us to deliver our ambitious long-term production growth targets.

In 2007 we also reached an agreement on the key Kashagan project which reflects the evolution in market conditions and increases the project’s stability. The original PSA contract remains unchanged, ensuring that the value of the project remains very satisfactory for Eni.

We are progressing with the global expansion of our LNG business, which will enable us to monetize our substantial gas reserves. In 2007 we acquired a 13.6% stake in the Angola LNG Ltd Consortium, which is building an LNG plant with an annual capacity of 5.2 million tonnes. New LNG projects will increase liquefaction capacity to 11.3 billion cubic meters in 2011 and 18.8 billion cubic meters in 2014. LNG sales will grow from 11.7 billion cubic meters in 2007 to 14.5 in 2011, and will reach 25.8 in 2014.

In the Gas & Power division, we achieved excellent operating and financial results. Gas sales reached 99 billion cubic meters, an increase of 4% compared to 2006 if we exclude the weather impact. Adjusted net profit for the year rose by 2.6% to euro 2.9 billion, supported by a 17.6% increase in volume sold in the European markets to 24.35 bcm (excluding gas sold by E&P of 3.6	bcm), partially offset by decreasing supplies to Italian importers (down 3.43 bcm to 10.67 bcm) and on the Italian market (down 0.96 bcm to 56.13 bcm). Adjusted free cash flow rose by 10%, from euro 1.9 billion in 2006 to euro 2.1 billion, underpinning around 40% of Eni’s dividend.
Our strategy is based on further increasing our international sales, consolidating our domestic natural gas business, and effectively managing our regulated business. Eni can leverage on a unique portfolio of gas both equity and purchased under long term supply contracts, in-depth market knowledge and a large customer base to further strengthen its market leadership. We target gas sales of 110 billion cubic meters in 2011, including E&P North Sea and USA equity gas production, and average international sales growth of 9% per year between 2008 and 2011.

Our Refining & Marketing division reported an adjusted net profit of euro 319 million. This was 49.3% lower than in 2006 due to a reduction in heavy sour crude discounts in the market, the appreciation of the euro against the dollar and a decline in the profitability of marketing activities as the rapid increase in international crude prices was not fully reflected in product sale prices.
Our strategy in R&M aims to significantly increase profitability along the whole of the value chain, targeting a euro 400 million EBIT increase by 2011 at 2007 scenario. In Refining, we will increase the conversion rate to 60% to achieve a middle distillate yield of 43% by 2011, partly thanks to new hydrocrakers in Sannazzaro and Taranto. On both these measures, we see further improvements following the start-up of EST in

Contents

ENI ANNUAL REPORT / LETTER TO SHAREHOLDER

Marco Reboa Director	Mario Resca Director	Pierluigi Scibetta Director

Sannazzaro in 2012. Furthermore, an efficiency programme targeting maintenance, energy consumption and general expenses will provide cost savings of around euro 130 million by 2011.
In Marketing, we aim to consolidate our leadership in Italy, improving the quality and the range of our offer with premium products, new loyalty programs and non-oil formats. In Europe, we are focusing on those markets where we can leverage on scale, supply & logistic synergies and brand awareness.

In Engineering & Construction, adjusted net profit rose by 65% to euro 658 million, reflecting the strong competitive position held by Saipem and the favourable environment for engineering and construction activities. Saipem is planning to further expand the geographical reach and operational features of its world-class fleet to cope with rising demand for drilling equipment and oilfield services.

Our strategy in the Petrochemicals division, which reported an adjusted net profit of euro 57 million for 2007, is to improve efficiency and selectively develop those plants in areas of excellence (styrenes and elastomers) with competitive scale and a favourable geographic location.

Eni’s efforts in the field of Research and Innovation are primarily aimed at reducing the costs of finding and recovering hydrocarbons, upgrading heavy oils, monetizing stranded gas and protecting the environment. Our significant research and innovation activities are coherent with our strategy, which posits	technology as a key factor to increase our competitive advantage over the long term, promoting sustainable growth and profitable partnerships with producing countries.

We also raised our efficiency target by 50% to euro 1.5 billion in the 2006-2011 period, having already achieved a cost reduction of euro 500 million in 2006-2007.

Sustainable development
With regards to sustainable development, 2007 was a landmark year for Eni. We were selected to join the FTSE4Good and Dow Jones Sustainability World indices, the most prestigious stock-market indices in the world in the field of corporate social responsibility. The two indices select companies on the basis of their performance in environmental sustainability, research and innovation and on the quality of their relationship with shareholders, suppliers, employees and local communities.
For Eni, sustainable development is part of a broad process of identifying and implementing concrete actions to manage the complexities of a large, integrated energy company. Admission of the Eni share to worldwide sustainability indices confirm to us that managing a company in a responsible manner is rewarded by investors and stakeholders.
We will continue to promote the development of the communities in which we operate, to increase investment in research and innovation, and to focus on reducing greenhouse gas emissions from industrial processes.

Contents

ENI ANNUAL REPORT / LETTER TO SHAREHOLDER

In conclusion, 2007 was an excellent year for Eni. As well as delivering impressive results, we have worked to create growth opportunities in all our businesses.	We are confident that we will continue to deliver industry-leading growth and generate value for our shareholders.

March 14, 2008

In representation of the Board of Directors

Chairman	Chief Executive Officer and General Manager

BOARD OF DIRECTORS (1)	BOARD OF STATUTORY AUDITORS (8)
Chairman	Chairman
Roberto Poli (2)	Paolo Andrea Colombo
Chief Executive Officer and General Manager	Statutory Auditors
Paolo Scaroni (3)	Filippo Duodo, Edoardo Grisolia, Riccardo Perotta, Giorgio Silva
Directors	Alternate Auditors
Alberto Clô, Renzo Costi, Dario Fruscio (4), Marco Pinto, Marco Reboa, Mario Resca, Pierluigi Scibetta	Francesco Bilotti, Massimo Gentile

GENERAL MANAGERS	MAGISTRATE OF THE COURT OF ACCOUNTANTS
Exploration & Production Division	DELEGATED TO THE FINANCIAL CONTROL OF ENI
Stefano Cao (5)	Lucio Todaro Marescotti (9)
Gas & Power Division	Alternate
Domenico Dispenza (6)	Angelo Antonio Parente (10)
Refining & Marketing Division	External Auditors (11)
Angelo Caridi (7)	PricewaterhouseCoopers SpA

The composition and powers of the Internal Control Committee, Compensation Committee and International Oil Committee are presented in the section “Corporate Governance” in the Report of the Directors.

(1)	Appointed by the Shareholders’ Meeting held on May 27, 2005 for a three-year period. The Board of Directors expires at the date of approval of the financial statements for the 2007 financial year.
(2)	Appointed by the Shareholders’ Meeting held on May 27, 2005.
(3)	Powers conferred by the Board of Directors on June 1, 2005.
(4)	On January 30, 2008 Dario Fruscio resigned from the Board of Directors.
(5)	Appointed by the Board of Directors on November 14, 2000.
(6)	Appointed by the Board of Directors on December 14, 2005, effective from January 1, 2006.
(7)	Appointed by the Board of Directors on August 3, 2007 replacing Angelo Taraborrelli, appointed Chief Executive Officer and General Manager of Syndial SpA, in the same date.
(8)	Appointed by the Shareholders’ Meeting held on May 27, 2005 for a three-year period, expiring at the date of approval ot the financial statements for the 2007 financial year.
(9)	Duties assigned by resolution of the Governing Council of the Court of Accountants on July 19-20, 2006.
(10)	Duties assigned by resolution of the Governing Council of the Court of Accountants on May 27-28, 2003.
(11)	Appointed by the Shareholders’ Meeting of May 24, 2007 for the 2007-2009 three-year term.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Key performance indicators	2005	2006	2007

Net sales from operations (a)	(million euro)	22,531	27,173	27,278
Operating profit		12,592	15,580	13,788
Adjusted operating profit		12,903	15,763	14,051
Adjusted net profit		6,186	7,279	6,491
Capital expenditures		4,965	5,203	6,625
of which: exploratory expenditures (b)		656	1,348	1,659
Adjusted capital employed, net		20,206	18,590	24,643
Adjusted ROACE	(%)	32.4	37.5	30.0
Average realizations
- Liquids	($/bbl)	49.09	60.09	67.70
- Natural gas	($/mmcf)	4.49	5.29	5.42
- Total hydrocarbons	($/boe)	41.06	48.87	53.17
Production (c)
- Liquids	(kbbl/d)	1,111	1,079	1,020
- Natural gas	(mmcf/d)	3,595	3,964	4,114
- Total hydrocarbons	(kboe/d)	1,737	1,770	1,736
Estimated net proved reserves (c) (d)
- Liquids	(mmbbl)	3,773	3,481	3,219
- Natural gas	(bcf)	17,591	16,965	18,090
- Total hydrocarbons	(mmboe)	6,837	6,436	6,370
Reserve life index	(year)	10.8	10.0	10.0
Reserve replacement ratio of subsidiaries (SEC criteria)	(%)	43	38	38
Reserve replacement ratio including equity-accounted entities (d)	(%)	40	38	90
Employees at year end	(units)	8,030	8,336	9,334

(a)	Before elimination of intragroup sales.
(b)	Includes exploration bonuses.
(c)	Includes Eni's share of equity-accounted entities.
(d)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and partecipated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies so as to dilute Eni's interest to 30%. Reserves of the 20% partecipated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Agreement for the development project of the Kashagan oilfield
› On January 14, 2008, all parties to the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities signed a memorandum of understanding to settle a dispute commenced in August 2007 regarding conditions and rights for developing and exploiting the Kashagan field. The agreement establishes a renewed economic equilibrium of the contract in consideration of changed market conditions and provides stability for the project execution which will continue to play a fundamental role in Eni’s future.

Agreements in Venezuela
› On February 15, 2008 Eni and the Venezuelan Authorities reached a final settlement over the dispute regarding the expropriation of the Dación field which took place on April 1, 2006. Under the terms of the settlement, Eni will receive a cash compensation in line with the carrying value of the expropriated asset. Eni believes this settlement represents an important step towards improving and strengthening cooperation with PDVSA.

› As part of improving cooperation with the Venezuelan State oil company PDVSA, on February 29, 2008 the two partners signed a strategic agreement for the development of the Junin Block 5 located in the Orinoco oil belt. This block covering a gross acreage of 670 square kilometers holds a resource potential estimated to be in excess of 2.5 bbbl of heavy oil. Once relevant studies have been performed and a development plan defined, a joint venture between PDVSA (60%) and Eni (40%) will be established to execute the project. Eni intends to contribute its experience and leading technology to the project in order to maximize the value of the heavy oil. In particular, it will make available its EST (Eni Slurry Technology) proprietary technology. This is a highly innovative technology for the complete conversion of heavy oils into high-quality light products.

Financial results
› Adjusted net profit for the full year was euro 6,491 million, a decline of euro 788 million from 2006 (down 10.8%) reflecting a lower operating performance impacted by the appreciation of the euro over the dollar, rising costs and lower production volumes sold.

› Return on average capital employed calculated on an adjusted basis was 30% in 2007, lower than in 2006 (37.5%).

› Average liquids and gas realizations increased in dollar terms by 8.8% from 2006 due to slightly higher oil realizations as compared to the marker Brent which benefited from a reduction in sour crude discounts in the marketplace.

Portfolio developments
› Made important transactions to acquire oil and gas assets in the Gulf of Mexico from Dominion Resources and in onshore Congo from Maurel & Prom with total expenditures amounting to euro 4.52 billion. In 2008 these assets are expected to produce approximately 100 kboe/d under Eni Brent price assumptions.

› Purchased in partnership with Enel (Eni 60%, Enel 40%) a 100% interest in OAO Arctic Gas Company, ZAO Urengoil Inc, OAO Neftegaztechnologia as part of the liquidation procedure of bankrupt Russian company Yukos. The acquired entities are engaged in exploration and development of large predominantly gas reserves, amounting to approximately 2.5 bboe of resources net to Eni according to a 30% interest determined assuming Gazprom exercises its call option to acquire a 51% stake in the three companies. Through the same transaction Eni also purchased a 20% stake in the oil and gas company OAO Gazprom Neft. Eni granted Gazprom a call option to purchase the 20% stake in OAO Gazprom Neft. The cash consideration for these transactions amounted to euro 3.73 billion net to Eni.

› Signed a major agreement with NOC, the Libyan National Oil Corporation. The agreement provides for the extension of the duration of Eni’s mineral rights in Libya, for oil properties until 2042 and for gas properties until 2047, and the launch of large projects aiming at monetizing substantial gas reserves and overhauling offshore exploration activities. This deal further strengthens Eni’s competitive position in Libya, reaffirming its leadership among the international oil companies engaged in this country. Relevant agreements are effective from January 1, 2008.

› Announced in November 2007 the terms of recommended cash offer to acquire the entire issued share capital of the UK-based oil company Burren Energy Plc. Total cash consideration is expected to amount to approximately euro 2.4 billion. Burren holds producing assets in Congo and Turkmenistan flowing at a rate of over 25 kboe/d and partners Eni in the Congolese assets that Eni bought from Maurel & Prom. Burren also owns a

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

number of exploration licenses in Egypt, Yemen and India. On January 11, 2008 Eni declared its recommended offer to be unconditional and at the end of February held a 96.9% stake in the company share capital.

› Signed a gas sale agreement between the consortium conducting operations at the Karachaganak field (Eni is co-operator with a 32.5% stake) and KazRosGaz, a joint venture established by the Kazakh and Russian companies KazMunaiGaz and Gazprom. This agreement lays the foundations for the development of gas reserves of the field.

› Acquired a 13.6% stake in Angola LNG Ltd Consortium responsible for the construction of an LNG plant. It will be designed with a processing capacity of 1 bcf/d of natural gas and produce 5.2 mmtonnes a year of LNG and related products.

› Acquired a 70% interest in the Nikaitchuq oilfield in Alaska, in which Eni reached both the 100% ownership and the operatorship. Production start-up is expected at the end of 2009.

› Awarded 26 new exploration licenses in Gulf of Mexico following an international bid procedure. The acquired acreage is estimated to have a significant mineral potential and is located near to Eni’s production facilities in the area.

› Signed an agreement to extend duration of the development and production licence for oilfield of Block 403 (Eni’s interest 50%) with Sonatrach in Algeria. In 2007 production from this block represented approximately 14% of Eni’s total production in the country.

Production
› Oil and natural gas production for the full year averaged 1.736 mmboe/d, down by 1.9% compared with 2006. Production performance was impacted by mature field declines, price impacts in certain Production Sharing Agreements (PSAs)1, disruptions and unplanned events in Nigeria, the North Sea and Venezuela. Partially offsetting these effects was the benefit of the acquired assets in the Gulf of Mexico and Congo as well as the organic growth achieved in Libya, Egypt and Kazakhstan. The production of liquids and natural gas was in line with 2006 under the assumption of Brent crude oil prices at $55 per barrel in determining volume entitlements in certain PSAs.

› Leveraging on the contribution of the acquired assets and organic growth Eni expects to deliver a 4.5% compound average growth rate over the next four-year period, targeting a production level in excess of 2.05 mmboe/d by 2011 under Eni’s Brent scenario at $55 per barrel.

Estimated net proved reserves
› Estimated net proved reserves at December 31, 2007 were 6.37 bboe (down 1% from 2006) determined based on a year-end Brent price of $96.02 per barrel. The amount of proved reserves comprised 30% of quantities of the three equity accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies. All sources reserve replacement ratio was 90% with an average reserve life index of 10 years. Eni’s reserve replacement ratio calculated according to SEC criteria was 38% including only reserve additions of consolidated subsidiaries.

› In the medium term, Eni expects to more than replace produced reserves leveraging on the contribution of acquired assets and the high mineral potential of Eni’s assets located in core areas such as the Caspian Sea, West and North Africa and North Sea.

Exploration and development expenditures
› In 2007, exploration expenditures amounted to euro 1,659 million (up 23% from 2006) to execute a very extensive campaign in well established areas of presence. A total of 81 new exploratory wells were drilled (43.5 of which represented Eni’s share) in addition to 28 exploratory wells in progress at year end. The overall commercial success rate was 40% (38% net to Eni). The main discoveries were made in: Angola, Brazil, Congo, Egypt, Indonesia, Nigeria, Norway, Pakistan, the United Kingdom, the Gulf of Mexico and Alaska. New acreage was acquired with an extension of 26,000 square kilometers (net to Eni, 95% operated).

› Development expenditures were euro 4,788 million (up 32% from 2006), in particular in Kazakhstan, Angola, Egypt, Italy and Congo.

(1)	For a definition of PSA see "Glossary" below.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Reserves
Reserve Governance
The Company has adopted comprehensive classification criteria for proved, proved developed and proved undeveloped oil and gas reserves in accordance with applicable U.S. Securities and Exchange Commission (SEC) regulations, as provided for in Regulation S-X, Rule 4-10. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Net proved reserves exclude royalties and interests owned by others. Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Although authoritative guidelines exist regarding engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”, the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Consequently, the estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revisions may be made to the initial booking of reserves due to analysis of new information concerning production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. Field resources will only be categorized as proved reserves when all criteria for the attribution of proved status has been met, including technical, economic and commercial criteria. Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right that normally coincides with the duration over which a field can be produced economically. Proved reserves to which Eni is entitled under Production Sharing Agreements or buy-back contracts are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (cost oil) and on the profit oil set contractually. A similar scheme applies to buy-back and service contracts. In a high oil price environment, the volume of entitlements necessary to cover the same amount of expenditures is lower.
Eni has always exercised rigorous control over the booking process of proved reserves. The Reserve Department of the Exploration & Production division,	reporting directly to the General Manager, is entrusted with the task of continuously updating the Company’s guidelines concerning reserve evaluation, classification and monitoring the periodic determination process. Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineers company which has declared their compliance with applicable SEC rules. D&M has also stated that the company guidelines regulate situations for which the SEC rules lack details, providing a reasonable interpretation in line with the generally accepted practices in international markets. Eni estimates its proved reserves on the basis of the mentioned guidelines, also when participating in exploration and production activities operated by other entities. The process for evaluating reserves involves: (i) business unit managers (geographic units) and Local Reserve Evaluators (LRE), who perform the evaluation and classification of technical reserves (production profiles, capital expenditure, operating costs and costs related to asset retirement obligations); (ii) geographic area managers at head offices checking evaluations carried out by business unit managers; (iii) the Reserve Department, providing independent reviews of the fairness and correctness of classifications carried out by business units, who also aggregates worldwide reserve data and calculates equity volumes. Moreover, the Reserve Department has the following responsibilities: to ensure the periodic certification process of reserves, to perform economic assessment of reserves and to continuously update the Company guidelines on reserves evaluation and classification. All personnel involved in the process of reserve evaluation are knowledgeable on SEC guidelines for proved reserves classification and have professional abilities adequate to the complexity of the task, expressing their judgment independently and respectful of professional ethics. Since 1991, Eni has requested qualified independent oil engineering companies carry out and independent evaluation[2] of its proved reserves on a rotation basis. Eni believes these independent evaluators to be experienced and qualified in the marketplace. In the preparation of their reports, these independent evaluators relied, without independent verification, upon information furnished by Eni with respect to property interest, production, current cost of operation and development, agreements relating to future operations and sale, prices and other factual information and data that were accepted as represented by the independent evaluators. This information was used by Eni in determining its proved reserves and included log, directional surveys, core and PVT analysis, maps, oil/gas/water monthly production/injection data of wells, reservoir and field; field studies, reservoir studies;

(2)	From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

engineers comments relative to field performances, reservoir performances, development programs, work programs etc.; budget data for each field, long range development plans, future capital and operating costs, actual prices received from hydrocarbon sales, instructions on future prices, and other pertinent information to calculate NPV for the fields required to undertake an independent evaluation. Accordingly, Eni believes that the work performed by the independent evaluators is to be considered an evaluation of Eni’s proved reserves as opposed to a determination. We also note that the work performed in evaluating our reserves may not be the same work that the independent evaluators perform when evaluating other companies’ reserves. Notwithstanding the above, the circumstance that the independent evaluations achieved the same results as those of the Company for the vast majority of fields supports the management’s confidence that the company’s booked reserves meet the regulatory definition of proved reserves and are reasonably certain to be produced in the future. Additionally, for those fields where a discrepancy arose, the Company has adopted the reserve estimate indicated by the independent evaluators, whenever the latter was lower than the Company’s estimate. In any case, those differences were not significant.	In particular, in 2007, a total of 2.4 billion boe of proved reserves was evaluated, representing 37% of Eni’s total proved reserves at December 31, 2007 (calculated including a 60% interest of the proved reserves of the three Russian gas companies). Outcomes of these independent evaluations confirmed Eni’s evaluations, as they did in previous years. During the 2005-2007 three year period, independent evaluations covered 67% of Eni’s total proved reserves. Further information on reserves is provided in notes to Eni consolidated financial statements - “Supplemental oil and gas information for the exploration and production activities - Oil and natural gas reserves”.

Movements in estimated net proved reserves
Eni’s estimated net proved reserves amounts were determined taking into account Eni’s share of proved reserves of equity-accounted entities. The year end amounts comprised 30% of proved reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies. Based on this assumption, movements in Eni’s 2007 estimated proved reserves were as follows:

(mmboe)	Consolidated subsidiaries	Equity-accounted entities	Total

Estimated net proved reserves at December 31, 2006			6,400		36		6,436

Extensions, discoveries and other additions, revisions of previous estimates and improved recovery, gross of year-end price revision		429		24		453
Year-end price revision in PSAs		(348)		(2)		(350)

Reserve additions			81		22		103
Proved property acquisitions			156		309		465
Production for the year			(627)		(7)		(634)

Estimated net proved reserves pro-forma at December 31, 2007			6,010		360		6,370

Reserve replacement ratio, all sources	(%)		38		n.c.		90
Reserve replacement ratio, all sources and gross of year-end price revision	(%)		-		-		145

Additions to proved reserves booked in 2007 were 103 mmboe deriving from: (i) extensions and discoveries (202 mmboe), with major increases booked in Angola, Congo, Egypt, Kazakhstan, Tunisia and United States;
(ii) improved recovery (24 mmboe) mainly in Algeria and Angola. These increases were offset in part by a negative balance of 123 mmboe resulting from downward and upward revisions of previous estimates. Downward revisions of previous estimates related mainly to adverse price impacts in determining volume entitlements in	certain PSAs (down 350 mmboe) resulting from higher year end oil prices (Brent price was $96.02 per barrel at December 31, 2007 compared to $58.925 per barrel at December 31, 2006). These negative revisions were recorded mainly in Kazakhstan, Libya and Angola, and were partly offset by upward revisions in Egypt, Italy, Nigeria and Norway. Acquisitions amounted to 465 mmboe reflecting a 30% stake of proved reserves of the three equity accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos, and

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

contribution of purchased properties in the Gulf of Mexico and Congo.
During 2007, assuming a 30% stake of proved reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos, Eni achieved an all sources reserve replacement ratio of 90% in spite of significant PSA effects associated with high oil prices. Excluding the impact of year end price revisions in certain PSAs, the replacement ratio would be 145%. The average reserve life index is 10 years (10 years at December 31, 2006). Under SEC reporting standards, Eni’s reserve replacement ratio[3] was 38% calculated based on reserve additions from Eni’s consolidated subsidiaries.
At December 31, 2007, Eni’s proved developed reserves stood at 3,925 mmboe (oil and condensates 1,974 mmbbl, natural gas 11,204 bcf) or 62% of total proved reserves (63% at December 31, 2006).

Estimated net proved reserves pro-forma
Consolidated subsidiaries

Italy	North Africa	West Africa	North Sea	Caspian Area (b)	Rest of world	Total consolidated subsidiaries	Equity- accounted entities	Total

2005
Liquids	(mmbbl)	228	961	936	433	778	412	3,748	25	3,773
Natural gas	(bcf)	3,676	6,117	1,965	1,864	1,774	2,105	17,501	90	17,591
Hydrocarbons	(mmboe)	868	2,026	1,279	758	1,087	778	6,796	41	6,837
2006
Liquids	(mmbbl)	215	982	786	386	893	195	3,457	24	3,481
Natural gas	(bcf)	3,391	5,946	1,927	1,697	1,874	2,062	16,897	68	16,965
Hydrocarbons	(mmboe)	805	2,018	1,122	682	1,219	554	6,400	36	6,436
2007 (a)
Liquids	(mmbbl)	215	878	725	345	753	211	3,127	92	3,219
Natural gas	(bcf)	3,057	5,751	2,122	1,558	1,770	2,291	16,549	1,541	18,090
Hydrocarbons	(mmboe)	747	1,879	1,095	617	1,061	611	6,010	360	6,370

The conversion rate of natural gas from cubic feet to boe is 1,000 cubic feet = 0.1742 barrels of oil.
(a)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies so as to dilute Eni's interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom. Eni’s estimated proved reserves would be 6,678 mmboe including the proved reserves of three Russian gas companies on the basis of Eni’s current 60% interest.
(b)	Eni's proved reserves of the Kashagan field were determined based on Eni working interest of 18.52% as of December 31, 2007. As part of the agreements defined with the Kazakh Republic, the change of Eni’s interest to 16.81% in 2008 will determine a decrease of approximately 50 mmbbl in Eni’s estimated net proved reserves of the Kashagan field with respect to December 31, 2007 (information on the Kashagan agreements is provided under the section “Main exploration and development projects - Caspian Area” on page 26).

(3)	Ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves booked according with the Securities Exchange Commission (SEC) criteria under the S-X Regulation, Rule 4-10. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Mineral right portfolio and exploration activities
As of December 31, 2007, Eni’s mineral right portfolio consisted of 1,220 exclusive or shared rights for exploration and development in 36 countries on five continents for a total net acreage of 394,490 square kilometers (385,219 at December 31, 2006).	Of these 37,642 square kilometers concerned production and development (48,273 at December 31, 2006). Outside Italy net acreage (373,826 square kilometers) increased by 11,103 square kilometers mainly due to the acquisition of assets in Angola, Congo, Russia and the Gulf of Mexico, as well as exploration property in Australia, India, Nigeria, Pakistan, the United Kingdom

Oil and natural gas interests (a)
December 31, 2006	December 31, 2007

Gross exploration and development acreage	Gross exploration and development acreage	Net exploration and development acreage	Net development acreage	Number of interest

Italy	28,508	25,991	20,664	12,582	162
Outside Italy	673,631	731,292	373,827	25,060	1,058
North Africa
Algeria	12,739	11,432	3,041	902	36
Egypt	23,214	24,443	14,469	3,011	56
Libya	39,569	37,749	33,289	796	16
Tunisia	6,464	6,464	2,274	1,558	11
	81,986	80,088	53,073	6,267	119
West Africa
Angola	18,776	20,527	3,570	1,398	55
Congo	9,797	11,099	4,905	968	24
Nigeria	43,215	44,049	7,756	5,715	50
	71,788	75,675	16,231	8,081	129
North Sea
Norway	18,851	15,335	5,390	123	49
United Kingdom	5,860	5,445	1,239	610	88
	24,711	20,780	6,629	733	137
Caspian Area	4,934	4,933	959	488	6
Rest of world
Australia	24,143	62,510	31,544	891	19
Brazil	2,948	2,920	2,774		4
China	866	632	103	103	3
Croatia	6,056	1,975	988	988	2
East Timor	12,224	12,224	9,779		5
Ecuador	2,000	2,000	2,000	2,000	1
India	14,445	24,425	9,091		3
Indonesia	28,438	27,999	16,047	656	10
Iran	1,456	1,456	820	820	4
Pakistan	29,790	38,426	21,155	601	22
Russia		5,126	3,076	1,168	4
Saudi Arabia	51,687	51,687	25,844		1
Trinidad & Tobago	382	382	66	66	1
United States	7,803	10,619	6,024	937	558
Venezuela	1,958	1,556	614	145	3
	184,196	243,937	129,925	8,375	640
Other countries	6,311	6,311	1,364	1,116	9
Other countries with only exploration activity	299,705	299,568	165,646		18
Total	702,139	757,283	394,491	37,642	1,220

(a)	Square kilometers.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

and Alaska. In Italy, net acreage (20,664 square kilometers) declined by 1,832 square kilometers due to release.

In 2007, a total of 81 new exploratory wells were drilled (43.5 of which represented Eni’s share), as compared to 68 exploratory wells completed in 2006 (35.9 of which represented Eni’s share). Overall commercial success rate was 40% (38% net to Eni) as compared to 43% (49% net to Eni) in 2006.

Production
Oil and gas production for the full year averaged 1,736 kboe/d, a decrease of 34 kboe/d, or 1.9%, from a year earlier mainly due to disruptions in Nigeria due to continuing social unrest (down 25 kboe/d), unplanned downtime and technical issues in the North Sea and mature field declines, particularly in Italy and the United Kingdom, as well as price impacts in certain PSAs. Production performance for the year was also impacted by Venezuela’s expropriation of the Dación oilfield assets which took place on April 1, 2006 (down 15	kbbl/d). These negative factors were offset in part by the contribution of acquired assets in the Gulf of Mexico and Congo (up 45 kboe/d on annual average) and production increases in Libya, Egypt and Kazakhstan. Oil and natural gas production share outside Italy was 88% (87% in 2006).

Daily production of oil and condensates for the full year (1,020 kbbl/d) decreased by 59 kbbl/d, or 5.5%, from last year. Production decreases were reported mainly in Nigeria, Venezuela and the United Kingdom due to the above mentioned causes. The most significant increases were registered in: (i) the United States due to the contribution of purchased assets and the resumption of full activity at plants damaged by hurricanes in the second half 2005; (ii) Egypt, as a result of production rump-up at the el Temsah fields; (iii) Kazakhstan due to a better performance of the Karachaganak field.

Daily production of natural gas for the full year (4,114 mmcf/d) increased by 150 mmcf/d, or 3.6%, mainly in Libya, as a result of the build-up of the Western Libyan

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Gas Project, the Gulf of Mexico, due to the contribution of acquired assets, Norway, particularly at the Aasgard (Eni’s interest 14.81%) and Kristin (Eni’s interest 8.25%) fields. Gas production decreased due to mature field declines in Italy and the United Kingdom.

Oil and gas production sold amounted to 611.4 mmboe. The 22.3 mmboe difference over production (633.7 mmboe) reflected volumes of gas consumed in operations (18.8 mmboe).
Approximately 61% of oil and condensates production sold (370.3 mmbbl) was destined to Eni’s Refining & Marketing division; 37% of natural gas production sold (1,385 bcf) was destined to Eni’s Gas & Power division.

Daily production of oil and natural gas (a) (b)
Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Change
(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	Ch.	%
2005	2006	2007	2007 vs 2006

Italy	86	1,002.9	261	79	911.4	238	75	789.7	212	(26)	(10.9)
North Africa	308	988.8	480	329	1,299.1	555	337	1,474.2	594	39	7.0
Egypt	90	706.3	213	85	813.4	227	97	811.2	238	11	4.8
Libya	120	254.3	164	144	452.1	222	142	629.6	252	30	13.5
Algeria	86	14.1	88	88	19.4	91	85	18.8	88	(3)	(3.3)
Tunisia	12	14.1	15	12	14.2	15	13	14.6	16	1	6.7
West Africa	310	190.7	343	322	281.7	372	280	274.2	327	(45)	(12.1)
Nigeria	123	165.9	152	106	247.8	149	81	237.7	122	(27)	(18.1)
Angola	122	17.7	124	151	24.1	156	132	25.1	136	(20)	(12.8)
Congo	65	7.1	67	65	9.8	67	67	11.4	69	2	3.0
North Sea	179	600.4	283	178	597.0	282	157	594.7	261	(21)	(7.4)
Norway	96	243.7	138	98	245.2	140	90	271.1	137	(3)	(2.1)
United Kingdom	83	356.7	145	80	351.8	142	67	323.6	124	(18)	(12.7)
Caspian Area	64	222.5	102	64	227.6	103	70	237.9	112	9	8.7
Rest of world	164	589.8	268	107	647.4	220	101	743.2	230	10	4.5
Australia	21	3.5	22	18	47.9	26	11	41.5	18	(8)	(30.8)
China	7		7	6	9.4	8	6	11.0	8		..
Croatia		42.4	7		66.8	12		52.5	9	(3)	(25.0)
Ecuador	17		17	15		15	16		16	1	6.7
Indonesia	3	137.7	27	2	118.1	23	2	105.4	20	(3)	(13.0)
Iran	35		35	29		29	26		26	(3)	(10.3)
Pakistan	1	275.5	49	1	289.2	51	1	292.5	52	1	2.0
Russia							2		2	2	..
United States	19	74.2	33	21	64.3	32	37	181.4	69	37	..
Trinidad & Tobago		56.5	10		51.7	9		58.9	10	1	11.1
Venezuela	61		61	15		15				(15)	..
Total	1,111	3,595.1	1,737	1,079	3,964.2	1,770	1,020	4,113.9	1,736	(34)	(1.9)

(a)	Includes own consumption of natural gas (296, 286, 251 mmcf/d, in 2007, 2006 and 2005 respectively).
(b)	Includes Eni's share of production of equity-accounted entities.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Algeria - Bir Rebaa, Treatment plant

Main exploration and development projects

NORTH AFRICA
Algeria In October 2007, Eni and Sonatrach signed an agreement to extend the duration of the development and production licence for oil fields of Block 403 (Eni’s interest 50%) including the BRN, BRW and BRSW fields, located in Algeria in the Bir Rebaa area in the south-eastern part of the Sahara desert. In 2007 production from this block was 12 kbbl/d net to Eni.
The main ongoing development projects are: (i) the Rom Integrated project, designed to develop the reserves of the ROM Main (Eni’s interest 100%), ZEA (Eni’s interest 75%) and ROM Nord fields. The project provides for the construction of a new oil treatment plant with a capacity of 32 kbbl/d. Production is expected to start in 2011; (ii) El Merk Synergy project, designed to jointly develop the reserves of Block 208 (Eni’s interest 12.25%), 212 (Eni’s interest 22.38%) and adjoining blocks (operated by other companies). Start-up is expected after 2011. In 2007, the basic engineering work was completed.
In 2006, the State oil company Sonatrach requested to renegotiate the economic terms of certain PSAs operated by Eni or Eni co-venture partners, in particular in Blocks 401a/402a (Eni’s interest 55%), 404 (Eni's interest 12.25%) and 208 (Eni's interest 12.25%). According to Sonatrach the renegotiation of contractual terms was necessary to restore the initial economics of such contracts. At present, management is not able to foresee the final outcome of such renegotiations.

Egypt Main discoveries for the year were achieved in: a) the offshore area of the Nile Delta with the Satis-1 discovery well (Eni’s interest 50%), showing the presence of significant amounts of gas at a depth of over 6,500 meters, as well as the Andaleeb-1 and Aten-1 discovery wells (Eni’s interest 100%); b) the onshore area of the Western Desert with two near field discoveries in the Melehia (Eni’s interest 56%) and West Razzak (Eni’s interest 80%) development permits and in the East Obayed exploration permit (Eni’s interest 100%) with in Faramid-1 exploration well; c) the Gulf of Suez with near field discoveries in the offshore Belayim Marine permit (Eni’s interest 100%). These ongoing exploration activities aim at supporting the expansion plan of the Damietta LNG plant providing for the construction of a second train with a treatment capacity of 5 mmtonnes/y of LNG. The project is expected to be approved by the Egyptian authorities in the first half of 2008.
Development activities are underway in the offshore area of the Nile Delta: (i) in the North Port Said concession (Eni’s interest 100%), production started at the Semman gas field. Production is expected to peak at 46 mmcf/d net to Eni. Development activities at the el Gamil plant progressed by increasing compression capacity to support the el Temsah and Ras el Barr production concessions; (ii) in the Ras el Barr concession (Eni’s interest 50%), development activities of the Taurt field are underway. Production is expected to start in second half of 2008; (iii) in the el Temsah concession (Eni operator with a 50% interest), production started at the Denise A platform. The production build-up is expected to be completed in the first half of 2008.
The Taurt and Denise fields are expected to ensure natural gas supplies of 23 kboe/d to the first train of the Damietta LNG plant.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Libya - Mellitah, Treatment and gas compressor plant

Libya Main discoveries for the year were achieved in: a) offshore Block NC41 (Eni’s interest 100%), where the U1-NC41 discovery well showed the presence of oil and natural gas at a depth of over 2,600 meters; b) onshore concession 82 (Eni’s interest 50%), where the YY1-82 discovery well showed the presence of oil at a depth of about 5,000 meters.
In October 2007, Eni signed a major petroleum agreement with NOC, the Libyan National Oil Corporation. The agreement provides for the extension of the duration of Eni’s mineral rights in Libya until 2042 and 2047 for the oil and gas properties respectively, and the launch of large projects in gas monetization and exploration. This agreement will enable Eni to develop its long-life producing fields over a longer time frame by applying its advanced techniques for maximizing the recoverability of hydrocarbons. The projects defined by the agreement regard: (i) overhauling the exploration activities in areas where Eni is already present; (ii) monetizing additional and substantial gas reserves through the upgrading of the GreenStream export pipeline achieving an additional transport capacity of 106 bcf/y and the construction of a new LNG plant near Mellitah designed to produce 177 bcf/y equivalent of LNG to be marketed worldwide.
In May 2007 the Government of Libya issued a tax law regarding that amends profit taxation for foreign oil companies operating under PSA schemes. In line with past practice Libya’s National Oil Company (NOC) was designated as tax agent on behalf of foreign oil companies operating under PSA. The new tax regime is expected to become effective from 2008, after receiving instructions from NOC on the determination of the asset tax base recognized at January 1, 2008, that might result in an adjustment of the related deferred taxation, and detailed recognition criteria applied. The adoption of the new law is not expected to have a significant impact on the agreed oil profit share under PSAs currently existing between the Libyan state company and Eni.
As a part of the Western Libyan Gas project (Eni’s interest 50%), ongoing upgrading facilities aim at increasing current natural gas production of 35 bcf/y and supporting current oil production plateau of the Wafa field. Export of natural gas leverages on the GreenStream pipeline which delivered 313 bcf in 2007. In addition, 29 bcf were sold on the Libyan market for power generation. In 2007 the production of the Wafa and Bahr Essalam fields was 160 kboe/d net to Eni (up 33% from 2006).
Main ongoing projects include the development of the A-NC118 field (Eni’s interest 50%) through existing facilities at the Wafa and Mellitah plants and the monetization of gas volumes currently flared at the Bouri field (Eni’s interest 50%) by processing at the Sabratha platform and exporting via the GreenStream pipeline.

Tunisia Main discoveries for the year were achieved in: a) the Adam concession (Eni operator with a 25% interest), where the Karma-1 and Ikhil-1 exploration wells found oil at a depth of approximately 3,500 meters and the Nadir-1 exploration well showed the presence of gas at a depth of approximately 3,600 meters. The three wells were linked to existing production facilities; b) the Bordj el Khadra permit (Eni’s interest 50%), where the Nakhil-1 exploration well showed an oil formation at a depth of approximately 1,700 meters and was linked to existing production facilities; c) the Larich concession (Eni’s interest 50%), where the Larich SW-1 exploration well showed the presence of oil and gas at a depth of approximately 4,000 meters.
In 2007 the development of Maamoura offshore field (Eni’s interest 100%) was sanctioned. Production is expected to start in 2009 flowing at 7 kboe/d.

WEST AFRICA
Angola Main discoveries were made in Block 14 (Eni’s interest 20%) where the Lucapa-1, Menongue-1 and Malange-1 wells showed the presence of oil.
In November 2007, Eni acquired a 13.6% stake in the Angola LNG Ltd Consortium responsible for the construction of an LNG plant in Soyo, 300 kilometers North of Luanda, with a yearly capacity of 5.2 mmtonnes/y. The project has been sanctioned by the Angolan Government and Parliament. It envisages the development of 10,594 bcf of gas reserves in 30 years. The project has a high environmental value since it allows the collection of the associated gas from offshore production blocks, in compliance with the zero flaring

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Angola - Kizomba FPSO (Floating Production, Storage and Offloading)

policy. The LNG is expected to be delivered to the United States market at the re-gasification plant in Pascagoula, in the Gulf of Mexico, in which Eni, following this agreement, will acquire a re-gasification capacity equivalent to approximately 177 bcf/y.
In December 2007, Eni finalized another agreement to be part of a second gas consortium which will evaluate existing gas discoveries and explore further potential in the Angolan offshore to support the feasibility of a second LNG train. Eni is technical operator with a 20% interest.
Development activities at the Landana and Tombua oil fields in offshore Block 14 (Eni’s interest 20%), progressed achieving early production at the Landana field which was linked to existing facilities at Benguela/Belize. Production is expected to peak in 2009 at 130 kbbl/d (23 net to Eni).
Development of the Banzala oil field in Block 0 in Cabinda (Eni’s interest 9.8%) moved forward with the installation of the two scheduled production platforms which have already been started up in June 2007 and in January 2008, respectively. Production is expected to peak in 2009 at 27 kbbl/d (3 net to Eni).
As part of Phase C of the development of reserves in the Kizomba deep offshore area, development activities of the Mondo and Saxi/Batuque fields in Block 15 (Eni’s interest 20%) are ongoing. A common development strategy is expected to be deployed in both projects, envisaging the installation of an FPSO vessel. In January 2008 the Mondo field has been started up. The Saxi/Batuque fields are expected to start-up in 2009. Peak production at 100 kbbl/d (18 net to Eni) is expected in 2008 and 2009, respectively. In September 2007 production started at the Marimba field by linking to	existing facilities at Kizomba A. Production is expected to peak in 2008 at 13 kbbl/d (7 net to Eni). The projects outlined and other ongoing development activities aim at maintaining current oil production plateau in the area.

Congo Main oil discoveries were made in Mer Très Profonde Sud permit (Eni’s interest 30%) with the Persée Nord Est-1 well, drilled at a depth between 2,700 and 3,500 meters, and the Cassiopea Est-1 well, drilled at a depth of 2,900 meters which yielded 5,300 bbl/d in test production.
In April 2007, an agreement was signed awarding to Eni the Marine XII exploration permit (Eni operator with a 90% interest) offshore Congo; the object of the initiative is to exploit the relevant gas potential and feeding a power plant.
In May 2007, Eni acquired exploration and production assets from the French company Maurel & Prom onshore Congo, for a cash consideration of approximately for euro 1 billion. Acquired properties brought in an additional production of approximately 17 kboe/d and proved and probable reserves amounting to 112 bbl equivalent to to an average purchase cost of 10.7 $/bl. Assets acquired include the producing fields of M’Boundi (Eni’s interest 43.1%) and Kouakouala A (Eni’s interest 66.67%) and the Le Kouilou exploration permit (Eni’s interest 48%); all assets are operated. Development activities of the M’Boundi field moved forward with the revision of the production schemes and layout and a design to reduce the amount of gas flared. Leveraging on the assets recently purchased from Burren Energy plc and the development of acquired fields, Eni expects to increase its production in Congo from the current 69 kbbl/d level to approximately 135 kbbl/d in 2010.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Nigeria - Drilling unit

Development activities at the Awa Paloukou (Eni’s interest 90%) and Ikalou-Ikalou Sud (Eni’s interest 100%) fields are underway. Production is expected to start in 2008 peaking at 13 kboe/d net to Eni in 2009.

Nigeria In March 2007, Eni signed a Production Sharing Contract (PSC) for the OPL 135 permit (Eni operator with a 48% interest) located in the Niger Delta. The plan envisages an exploration stage with a five-year term and a subsequent development phase of oil and natural gas reserves with a 25 year term in the proximity of existing facilities and the Kwale/Okpai power station where Eni is operator.
The Forcados/Yokri oil and gas fields (Eni’s interest 5%) are currently under development offshore and onshore the Niger Delta. Development is expected to be completed in 2008 as part of the integrated project aiming at providing natural gas supplies to the Bonny liquefaction plant. Offshore production facilities have been installed. The onshore project provides for the upgrading of the Yokri and North/South Bank flowstations and the realization of a gas compressor plant.
Eni holds a 10.4% interest in the Bonny liquefaction plant located in the eastern Niger Delta, with a treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on 6 trains. The sixth train has been started in 2007. The seventh unit is being engineered with start-up expected in 2012. When fully operational total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are provided under a gas supply agreement with a 20 year term from the SPDC joint venture (Eni’s interest 5%) and the NAOC JV of

OMLs 60, 61, 62 and 63 (Eni’s interest 20%). When fully operational in 2008, supplies will total approximately 3,461 mmcf/d (268 net to Eni, corresponding to approximately 46 kboe). In 2007, Eni’ supplies were 173 mmcf/d. LNG production is sold under long term contracts and exported to European and American markets by the Bonny Gas transport fleet, wholly-owned by Nigeria LNG Co.
Eni is operator with a 17% interest of the Brass LNG Ltd company for the construction of a natural gas liquefaction plant to be built near the existing Brass terminal. This plant is expected to start operating in 2012 with a treatment capacity of 10 mmtonnes/y of LNG corresponding to 618 bcf/y (approximately 64 net to Eni) of feed gas on 2 trains for twenty years. Supplies to this plant will derive from the collection of associated gas from nearby producing fields and from the development of gas fields in the OMLs 61 and 62 onshore blocks (Eni’s interest 20%). The venture signed preliminary long term contracts to sell the whole LNG production capacity. Eni acquired 2 mmtonnes/y of LNG capacity. The front end engineering is underway and the final investment decision is expected in the second half of 2008.

NORTH SEA
Norway The main discovery was achieved in the Prospecting License 393 (Eni’s interest 30%), near the Goliath discovery, where the 7125/4-1 Nucula exploration well showed the presence of hydrocarbons at a depth between 800 and 1,450 meters.
In the 229 Prospecting License (Eni operator with a 65% interest), the appraisal of the mineral potential of the large Goliath discovery is underway. The project is progressing in accordance with the program. The final investment decision is expected in 2008. Critical equipments to develop the field have already been booked. In the Prospecting License 122 (Eni’s interest 20%), the appraisal of the Marulk discovery increased the recognized mineral potential.
In 2007, Eni sold a 30% stake of the Prospecting License 259 (Eni’s interest 70%) and the whole interest of the Prospecting License 256.
Development activities were targeted to optimize of production from the Ekofisk field (Eni’s interest 12.39%) and the hydrocarbon bearing structures located near the Kristin field. Development of the Tyrihans field (Eni’s interest 6.23%) is expected to be profitable through synergies with the Kristin production facilities. Production is expected to start in 2009, in coincidence with the expected production decline of Kristin which will make spare capacity available to process production from Tyrihans.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Caspian Sea - Kashagan field

United Kingdom Exploration activity was successful in the Block 205/5a (Eni’s interest 23%) with the Tormore discovery, at a depth of 610 meters, which yielded 32 mmcf/d of gas and 2,200 bbl/d of condensates. Production is expected to start through synergies with the adjoining Laggan discovery (Eni’s interest 20%).
In September 2007, production started at the Blane (Eni’s interest 18%) and West Franklin (Eni’s interest 21.87%) fields. The Blane field was linked to existing production facilities with a peak production of 21 kboe/d (approximately 4 net to Eni) already reached.
The West Franklin field was linked to the production facilities of the nearby Elgin Franklin field (Eni’s interest 21.87%) expected to peak at 20 kboe/d (4 net to Eni) in the second half of 2008 with the scheduled start-up of a second development well.
Appraisal of the large Jasmine discovery in the J-Block (Eni’s interest 33%) is underway.

CASPIAN AREA
Kazakhstan - Kashagan Eni has been present in Kazakhstan since 1992. Eni is the single operator of the North Caspian Sea Production Sharing Agreement (NCSPSA) with a participating interest currently equal to 18.52% as of December 31, 2007. The other partners of this initiative are Total, Shell and ExxonMobil, each with a participating interest currently of 18.52%, ConocoPhillips currently with 9.26%, and Inpex and KazMunayGas each currently with 8.33%. Each partner’s participating interest in the project will change according to the terms of the Memorandum of Understanding signed among the parties, including the Kazakh authorities, on January 14, 2008. Information on this agreement is included below. The change in participating interests will apply retroactively as of January 1, 2008.	The NCSPSA defines terms and conditions for the exploration and development activities to be performed in the area covered by the contract.
The Kashagan field was discovered in the northern section of the contractual area in the year 2000. Management believes this field to contain a large amount of hydrocarbon resources.

As of December 31, 2007, Eni’s proved reserves booked for the Kashagan field amounted to 520 mmboe, recording a decrease of 76 mmboe with respect to 2006 mainly due to the impact of increased year-end oil prices on reserve entitlements in accordance with the PSA scheme. Proved reserves for the field as of December 31, 2007 are determined according to Eni’s then current participating interest of 18.52%.
As of December 31, 2007, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amount to $2.6 billion. This capitalized amount included: (i) $1.8 billion relating to expenditures incurred by Eni for the development of the oilfield; and (ii) $0.8 billion relating primarily to accrued finance charges and expenditures for the acquisition of interests in the North Caspian Sea PSA consortium from exiting partners upon exercise of pre-emption rights in previous years. The $2.6 billion amount was equivalent to euro 1.8 billion based on the 2007 year-end euro/US dollar exchange rate.
The development plan of the Kashagan field was originally sanctioned by the Kazakh authorities in February 2004, contemplating a three-phase development scheme including partial gas re-injection in the reservoir to enhance the recovery factor of the crude oil.
The sanctioned plan budgeted expenditures amounting to US $10.3 billion (in 2007 real terms) to develop phase-

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

one, with a target production level of 300 kbbl/d. First oil was originally scheduled to be produced by the end of 2008. Eni was expected to fund these expenditures according to its participating interest in this project.
On June 29, 2007, Eni, as operator, filed with the relevant Kazakh authorities amendments to the sanctioned development plan. These amendments rescheduled the production start-up to 2010 and estimated development expenditures for phase-one at US $19 billion. The production delay and cost overruns were driven by a number of factors: depreciation of the US Dollar versus the Euro and other currencies; cost price escalation of goods and services required to execute the project; an original underestimation of the costs and complexity to operate in the North Caspian Sea due to lack of benchmarks; design changes to enhance the operability and safety standards of the off-shore facilities.
In July 2007, the Kazakh authorities rejected the proposed amendments to the sanctioned development plan. In August 2007, the Government of the Kazakh Republic sent to the companies forming the NCSPSA consortium a notice of dispute alleging failure on the part of the consortium to fulfil certain contractual obligations and violation of the Republic’s laws. Negotiations commenced with a view to settle this dispute.
On January 14, 2008, all parties to the NCSPSA consortium and the Kazakh authorities signed a memorandum of understanding for the amicable solution of this dispute. The material terms of the agreement are: (i) the proportional dilution of the participating interest of all the international members of the Kashagan consortium, following which the stake held by the national Kazakh company KazMunayGas’ and the stakes held by the other four major shareholders will each be equal to 16.81%. These changes will be effective from January 1, 2008. The Kazakh partner will pay to the other co-venturers an aggregate amount of US $1.78 billion; (ii) a value transfer package to be implemented through changes to the terms of the NCSPSA, the amount of which will vary in proportion to future levels of oil prices. Eni is expected to contribute to the value transfer package in proportion to its new participating interest in the project; (iii) an increased role of the Kazakh partner in operations and a new operating and governance model which will entail a greater involvement of the major international partners.
Although the project continued during the negotiation process, its progress was delayed. The parties have therefore agreed that Eni as operator will file with the Kazakh authorities a revised expenditure budget and schedule for the execution of the phase one by the end of March 2008.
The magnitude of the reserves base, the results of the first four tests conducted on development wells and the subsurface studies completed so far support expectations for a full field production plateau of 1.5 mmbbl/d, which represents a 25% increase above the original plateau as presented in the 2004 development plan.
The achievement of the full field production plateau will require a material amount of expenditures in addition to the development expenditures needed to complete the execution of phase-one. However, taking into account that future development expenditures will be incurred over a long time horizon, management does not expect any material impact on the company’s liquidity or its ability to fund these capital expenditures.
In addition to the expenditures for developing the field, further capital expenditures will be required to build the infrastructures needed for exporting the production to international markets, for which various options are currently under consideration by the consortium. These include: (i) the use of existing infrastructure, such as the Caspian Pipeline Consortium pipeline (Eni’s interest 2%) and the Atyrau-Samara pipeline, both of which are expected to undergo a capacity expansion; and (ii) the construction of a new transportation system. In this respect, it is worth mentioning the project aimed at building a line connecting the onshore Bolashak production centre with the Baku-Tbilisi-Cehyan pipeline (where Eni holds an interest of 5% corresponding to the right to transport 50 kbbl/d).

Kazakhstan - Karachaganak In June 2007, the Karachaganak Petroleum Operating Consortium (KPO), in which Eni is co-operator with a 32.5% interest, and KazRosGaz, a joint company established by KazMunaiGaz and Gazprom, signed a gas sale contract. According to

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Australia - Darwin, LNG plant

the terms of this agreement, the consortium will deliver, from 2012, about 565 bcf/y of raw gas to the Orenburg plant, in Russia. This agreement creates the conditions for the start-up of Phase 3 of the development project of the field entailing the development of over 2 bboe of natural gas recoverable reserves. The agreement was approved by the Boards of both parties.
As of December 31, 2007, Eni’s proved reserves booked for the Karachagan field amount to 541 mmboe, recording a decrease of 82 mmboe with respect to 2006 resulting from downward and upward revisions of previous estimates. Downward revisions of previous estimates related mainly to adverse price impact in determining volume entitlements in accordance with the PSA scheme. These negative revisions were partly offset by upward revisions related mainly to the finalization of the gas sale contract.

REST OF WORLD
Australia In August 2007, Eni signed an agreement to purchase a 30% interest in four exploration blocks in the Exmouth Plateau, one of the richest gas producing areas in Australia. The four blocks are located at a maximum water depth of 2,000 meters. Eni’s equity interest will increase by 10% after at least one exploration well is drilled. Eni will be the operator during the development phase.
In September 2007, Eni acquired a 40% interest and the operatorship of the JPDA 06-105 exploration permit, located in the international offshore cooperation zone between East Timor and Australia. Two oil discoveries are located in this permit. The exploration plan provides for the drilling of a well in 2008.

Indonesia Exploration activity was successful with the Tulip East offshore discovery (Eni’s interest 100%) and an	appraisal well of the Aster field (Eni’s interest 66.25%) was drilled and yielded 5 kboe/d in test production.
In January 2007, Eni and Pertamina signed a Memorandum of Understanding aimed at identifying joint development opportunities for exploration and development activities.
The main ongoing project includes the joint development of the five discoveries in the Kutei Deep Water Basin area (Eni’s interest 20%). Production will be treated at the Bontang LNG plant. The project has not yet been sanctioned by authorities.

Pakistan The main discoveries for the year were achieved in: a) the Gambat permit (Eni’s interest 30%) where the Tajjal 1 exploration well showed the presence of gas at a depth of 3,845 meters; b) the Kadanwari permit (Eni operator with a 18.42% interest) where the Kadanwari 18 appraisal well confirmed the presence of gas at a depth of approximately 3,400 meters; c) the Latif permit (Eni’s interest 33.3%) where the Latif 1 exploration well discovered a hydrocarbon formation at a depth of 3,520 meters.
In 2007, Eni and State oil company PPL signed an agreement providing for a swap of interests in the offshore Blocks M, N and C. Within this agreement, Eni holds 70% interest in the M and N blocks and 60% interest as operator in the C block.

Russia In April 2007, as part of Eni’s strategic alliance with Gazprom, Eni, through the partnership in SeverEnergia (60% Eni, 40% Enel), former EniNeftegaz, acquired Lot 2 in the Yukos liquidation procedure for a cash consideration of euro 3.73 billion net to Eni. Acquired assets included: (i) a 100% interest in three Russian companies operating in the exploration and development of natural gas reserves,

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

United States (Gulf of Mexico) - Allegheny production platform

OAO Arctic Gas Co, ZAO Urengoil Inc and OAO Neftegaztechnologia as well as certain minor assets that are expected to be sold or liquidated. Eni and Enel granted to Gazprom a call option on a 51% interest in SeverEnergia to be exercisable within two years from the purchase date (for further details on this deal, see the discussion on the balance sheet section of the financial review); and (ii) a 20% interest in OAO Gazprom Neft which was purchased only by Eni. Eni granted to Gazprom a call option on this 20% interest in OAO Gazprom Neft to be exercisable within two years from the purchase date (for further details on this deal, see the discussion on the balance sheet section of the financial review). The three acquired companies own significant predominantly gas resources estimated at approximately 2.5 bboe net to Eni (assuming Gazprom exercises its call option) located in the Yamal Nenets region, the largest natural gas producing region in the world: (i) OAO Arctic Gas Company owns two exploration licences, Sambugurskii and Yevo-Yahinskii including seven fields currently in the appraisal/development phase. Main fields are Sambugorskoye currently under development and production testing and Urengoiskoye; (ii) ZAO Urengoil Inc owns exploration and development licences for the Yaro-Yakhinskoye gas and condensate field; (iii) OAO Neftegaztechnologia owns the exploration and development licence of the Severo-Chasselskoye field.
During the year, certain activities were executed in order to set up the operational organization and take control of existing assets. Ongoing development activities moved forward bringing the wells to a sufficient level of safety and revising production and transportation facilities according to Western standards, as well as defining a seismographic activity. The final assessment of the gas sale contracts is underway.

United States - Gulf of Mexico In July 2007, Eni closed the acquisition of the Gulf of Mexico upstream activities of Dominion Resources, one of the major US energy companies, for a cash consideration of euro 3.5 billion. Acquired properties brought in an additional production of approximately 75 kboe/d and proved and probable reserves amounting to 222 mmbbl equivalent to an average purchase cost of 18.4$/bl. Assets acquired include production, development and exploration assets located in deepwater Gulf of Mexico and the continental shelf. Management believes that purchased leases hold significant volumes of resources. Around 60% of these leases are operated. Main producing fields are Devils Tower, Triton and Goldfinger (Eni operator with a 75% interest); purchased assets included also certain fields where appraisal and development activities are underway, among which the Front Runner (Eni’s interest 37.5%) and Thunderhawk (Eni’s interest 25%). Leveraging on this acquisition Eni expects to achieve a production level of 100 kboe/d in the Gulf of Mexico in 2008.
Development of acquired assets in the year allowed the startup of production at the San Jacinto (Eni is operator with a 53.3% interest), Q (Eni’s interest 50%) and Spiderman (Eni’s interest 36.7%) fields. Joint development of these fields was performed by installing underwater facilities to link to the Independence Hub platform. Production of approximately 25 kboe/d has been reached at the end of 2007.
In October 2007, following an international bid procedure Eni was awarded 26 new exploration licenses in the Gulf of Mexico, covering a gross acreage of 606 square kilometers.
Main projects include the development of reserves at the Longhorn discovery (Eni’s interest 75%) trough installing production platform. Production is expected to start in 2009 peaking at 28 kboe/d (approximately 19 net to Eni).

United States - Alaska In April 2007, Eni acquired 70% and the operatorship of the Nikaitchuq field, located offshore on the North Slope of Alaska. Eni, which already owned a 30% stake in the field, now retains the 100% working interest. Nikaitchuq will be the first development project operated by Eni in Alaska. In October 2007, the phased development plan was sanctioned by the authorities. Production is expected to start at the end of 2009 with production plateau at 25 kboe/d in 2014.

Venezuela In June 2007, Eni signed a Memorandum of Understanding with national state-owned company PDVSA which defines the terms for the transfer of the development activity of the Corocoro field in Venezuela to the new contractual regime of “empresa mixta”. Eni

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

will retain its 26% interest in this project. On December 5, 2007, the agreement was finalized.
In February 2008, Eni and the Venezuelan Authorities reached a final settlement over the dispute regarding the expropriation of the Dación field which took place on April 1, 2006. Under the terms of the settlement, Eni will receive a cash compensation in line with the carrying amount of the expropriated asset.
In February 2008, Eni and PDVSA signed a strategic agreement for the development of the Junin Block 5 located in the Orinoco oil belt. This block covering a gross acreage of 670 square kilometers holds a resource potential estimated to be in excess of 2.5 bboe of heavy oil. Once relevant studies have been performed and a development plan defined, a joint venture between PDVSA (60%) and Eni (40%) will be established to execute the project. Eni intends to contribute its experience and leading technology to the project in order to maximize the value of the heavy oil. In particular, it will make available its EST (Eni Slurry Technology) proprietary technology. This is a highly innovative technology for the complete conversion of heavy oils into high-quality light products.

Italy Exploration activity was successful in the onshore of the Abruzzi Region with Colle Sciarra 1 gas discovery well. In 2007, production started at: (i) Fiumetto and Pizzo Tamburino concessions in the onshore of Sicily, with a production at 600 boe/d and 1,000 boe/d, respectively; (ii) Tea/Arnica/Lavanda field in the Adriatic Sea with production peaking at 35 mmcf/d which was linked to Ravenna Mare power station; (iii) Candela field in the Puglia Region with a production at 3,531 cf/d. The first development phase was completed trough linking at existing facilities.
Development activities concerned in particular: (i) optimization of producing fields by means of sidetracking and infilling (Gela, Gagliano, Cervia, Barbara, Bonaccia and Emma); (ii) continuation of drilling and	upgrading of producing facilities in the Val d’Agri; (iii) development of the oil and natural gas reserves at the Miglianico field located in the onshore of the Abruzzi Region. Three development wells has been drilled. The projects provides for the construction of facilities to treat production volumes of oil, to be delivered to logistic structures of the Refining & Marketing division. The production volumes of gas shall be input into Italian natural gas transportation network. Production is expected to start in the second half of 2009 peaking at 7 kboe/d.

Capital expenditures
Capital expenditures of the Exploration & Production division (euro 6,625 million) concerned development of oil and gas reserves directed mainly outside Italy, in particular Kazakhstan, Angola, Egypt and Congo. Development expenditures in Italy concerned in particular well drilling program and facility upgrading in Val d’Agri and sidetrack and infilling interventions in mature fields. Important expenditures were directed to exploratory projects. About 94% of these expenditures were directed outside Italy in particular the Gulf of Mexico, Egypt, Brazil, Norway and Nigeria. In Italy, exploration activities were directed mainly to the offshore of Sicily.
Acquisition of proved and unproved property concerned mainly a 70% interest in the Nikaitchuq oilfield in Alaska, in which Eni reached a 100% ownership.
As compared to 2006, capital expenditures increased by euro 1,422 million, up 27.3%, due in particular to an increase in exploration expenditures in the Gulf of Mexico, Brazil, Egypt, Congo and East Timor, and higher development expenditures in Congo, Egypt, Italy, Angola and Kazakhstan.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Capital expenditures	(million euro)	2005	2006	2007	Change	% Ch.

Acquisitions of proved and unproved property	301	152	96	(56)	(36.8)
Italy		139
North Africa		10	11
West Africa	60
Caspian Area	169
Rest of World	72	3	85
Exploration	656	1,348	1,659	311	23.1
Italy	38	128	104	(24)	(18.8)
North Africa	153	270	380	110	40.7
West Africa	75	471	239	(232)	(49.3)
North Sea	126	174	193	19	10.9
Caspian Area	15	25	36	11	44.0
Rest of World	149	280	707	427	..
Development	3,952	3,629	4,788	1,159	31.9
Italy	411	403	606	203	50.4
North Africa	1,007	701	948	247	35.2
West Africa	889	864	1,343	479	55.4
North Sea	385	406	397	(9)	(2.2)
Caspian Area	593	593	733	140	23.6
Rest of World	667	662	761	99	15.0
Other expenditures	56	74	82	8	10.8
	4,965	5,203	6,625	1,422	27.3

Storage
Natural gas storage activities are performed by Stoccaggi Gas Italia SpA (“Stogit”) to which such activity was conferred on October 31, 2001 by Eni SpA and Snam SpA, in compliance with Article 21 of Legislative Decree No. 164 of May 23, 2000, which provided for the separation of storage from other activities in the field of natural gas.
Storage services are provided by Stogit through eight	storage fields located in Italy, based 10 storage concessions vested by the Ministry of Economic Development.
In 2007, the share of storage capacity used by third parties was 56%. From the beginning of its operations, Stogit markedly increased the number of customers served and the share of revenues from third parties; the latter, from a non significant value, passed to 43%.

2005	2006	2007

Available capacity
Modulation and mineral	(bcm)	7.5	8.4	8.5
- share utilized by Eni	(%)	44	54	44
Strategic	(bcm)	5.1	5.1	5.1
Total customers	(No.)	44	38	44

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Key performance indicators	2005	2006	2007

Net sales from operations (a)	(million euro)	22,969	28,368	27,633
Operating profit		3,321	3,802	4,127
Adjusted operating profit		3,531	3,882	4,092
Adjusted net profit		2,552	2,862	2,936
EBITDA pro-forma adjusted		4,320	4,896	5,077
Capital expenditures		1,152	1,174	1,366
Adjusted capital employed, net		18,898	18,864	20,547
Adjusted ROACE	(%)	13.7	15.1	14.9
Worldwide gas sales	(bcm)	94.21	98.10	98.96
- of which: E&P sales (b)		4.51	4.69	5.39
LNG sales		7.0	9.9	11.7
Customers in Italy	(million)	6.02	6.54	6.61
Gas volumes transported in Italy	(bcm)	85.10	87.99	83.28
Electricity sold	(TWh)	27.56	31.03	33.19
Employees at year end	(units)	12,324	12,074	11,582

(a)	Before the elimination of intragroup sales.
(b)	E&P sales include volumes marketed by the Exploration & Production division in Europe for 3.59 bcm and in the Gulf of Mexico for 1.8 bcm for the full year 2007 (4.07 and 0.62 bcm for the full year 2006 respectively). It also includes volumes marketed in Europe for 4.51 bcm for the full year 2005.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Agreement with Gazprom: South Stream project
› Signed a framework agreement with Gazprom to build the South Stream pipeline system which is expected to import to Europe volumes of natural gas produced in Russia across the Black Sea.

Expansion on the French market
› Acquired a significant stake in Altergaz, the main independent operator in the French gas market. Eni plans to support Altergaz development in the French retail and small enterprises segments, through a 10 years supply contract of 1.3 bcm gas volumes per year.

Financial results
› The Gas & Power business confirmed its ability to generate strong and stable performances. The adjusted net profit was euro 2.94 billion up 2.6% from 2006, reflecting better operating performance.

› Return on average capital employed on an adjusted basis was 14.9% in 2007 (15.1% in 2006).

› Capital expenditures totalled euro 1.37 billion and mainly related to the development and upgrading of Eni’s transport and distribution networks in Italy, the upgrading of international pipelines and the ongoing plan of building new electricity generation capacity.

Operating results
› Natural gas sales of 98.96 bcm, including own consumption and sales by affiliates and E&P sales in Europe and in the Gulf of Mexico, increased by 0.86 bcm from 2006, or nearly 1%, reflecting growth achieved in the main markets in the rest of Europe (+17.6%, in Spain, Turkey, France and Northern Europe) and higher LNG volumes sold on the North American and Asian markets.

› Management plans to achieve 110 bcm of sales volumes in 2011 leveraging on growth in international markets where sales are expected to increase by as much as 9% on average in the next four years.

› Electricity volumes sold were 33.19 TWh, up 7% from 2006.

› Natural gas volumes transported on the Italian network were 83.28 bcm, down 5.4% from 2006.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

NATURAL GAS
Supply of natural gas

In 2007 Eni’s consolidated subsidiaries supplied 83.80 bcm with a 5.47 bcm decrease from 2006, down 6.1%. Natural gas volumes supplied outside Italy (75.15 bcm) represented 90% of total supplies with a 3.91 bcm decrease from 2006, or 4.9%, due to generally mild climate in Europe with lower volumes purchased: (i) from the Netherlands (down 2.54 bcm); (ii) from Russia (down 2.51 bcm) also due to the implementation of agreements signed in 2006 with Gazprom providing for Gazprom’s entrance in the market of supplies to Italian importers and the corresponding reduction in Eni offtakes; (iii) from Algeria via pipeline (down 2.29 bcm). Supplies from Libya increased by 1.54 bcm due to the build-up of gas production from Eni-operated fields. Also supplies from	Russia to Turkey increased by 0.97 bcm, in line with the development Turkish market.
Supplies in Italy (8.65 bcm) declined by 1.56 bcm, down 15.3%, from 2006 due to mature fields declines.
Supplied gas volumes from equity production were 20 bcm representing approximately 20% of total volumes available for sales. Main equity volumes derived from:
(i) Italian gas fields (7.87 bcm); (ii) the Wafa and Bahr Essalam fields in Libya linked to Italy through the GreenStream pipeline. In 2007 these two fields supplied 3.62 bcm net to Eni; (iii) fields located in the British and Norwegian sections of the North Sea (5.81 bcm); (iv) the Gulf of Mexico (1.8 bcm); (v) the Bonny’s liquefaction plant in Nigeria.

Supply of natural gas	(bcm)	2005	2006	2007	Change	% Ch.

Italy	10.73	10.21	8.65	(1.56)	(15.3)
Russia for Italy	21.03	21.30	18.79	(2.51)	(11.8)
Russia for Turkey	2.47	3.68	4.65	0.97	26.4
Algeria	19.58	18.84	16.55	(2.29)	(12.2)
The Netherlands	8.29	10.28	7.74	(2.54)	(24.7)
Norway	5.78	5.92	5.78	(0.14)	(2.4)
Libya	4.61	7.70	9.24	1.54	20.0
United Kingdom	2.28	2.50	3.15	0.65	26.0
Hungary	3.63	3.28	2.87	(0.41)	(12.5)
Croatia	0.43	0.86	0.54	(0.32)	(37.2)
Algeria (LNG)	1.45	1.58	1.86	0.28	17.7
Others (LNG)	0.69	1.57	2.32	0.75	47.8
Other supplies Europe	0.41	0.78	0.76	(0.02)	(2.6)
Outside Europe	1.18	0.77	0.90	0.13	16.9
Outside Italy	71.83	79.06	75.15	(3.91)	(4.9)
Total supplies of consolidated companies	82.56	89.27	83.80	(5.47)	(6.1)
Offtake from (input to) storage	0.84	(3.01)	1.49	4.50	..
Network losses and measurement differences	(0.78)	(0.50)	(0.46)	0.04	(8.0)
Available for sale of Eni's own companies	82.62	85.76	84.83	(0.93)	(1.1)
Available for sale of Eni's affiliates	7.08	7.65	8.74	1.09	14.2
E&P volumes	4.51	4.69	5.39	0.70	14.9
Total available for sale	94.21	98.10	98.96	0.86	0.9

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

TAKE-OR-PAY
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. Particularly, following the strategic agreement with Gazprom signed on November 14, 2006, effective from February 1, 2007, Eni extended the duration of its gas supply contracts with Gazprom until 2035, bringing the residual average life of its supply portfolio to approximately 22 years. Existing contracts, which generally contain take-or-pay clauses, will ensure a total of approximately 62.4 bcm/y of natural gas by 2010.
Despite the fact that an increasing portion of natural gas volumes purchased under said contracts has been sold outside Italy, management believes that in the long term unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicly announced plans for the construction of new supply infrastructure, and the evolution of Italian regulations of the natural gas sector, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts.	Sales of natural gas
In 2007 natural gas sales (98.96 bcm, including own consumption, Eni’s share of affiliates sales and E&P sales in Europe and in the Gulf of Mexico) were up 0.86 bcm from 2006, or 0.9%, due to growth achieved on international markets, in particular in the main consumption target areas in the rest of Europe (up 3.64 bcm) and outside Europe (up 0.91 bcm), offset in part by lower sales to Italian importers (down 3.43 bcm) and to the domestic market (down 0.96 bcm).

Natural gas sales in Italy (56.13 bcm, including own consumption) declined by 0.96 bcm from 2006, or 1.7%, primarily due to lower sales to industrial users (down 1.56 bcm), also owing to competitive pressure, and residential users (down 0.64 bcm) mainly due to unusually mild winter weather. Supplies to the power generation segment and wholesalers increased by 0.54 and 0.38 bcm respectively. Sales under the so-called gas release[1] (2.37 bcm) increased by 0.37 bcm from 2006, relating to a procedure settled between Eni and the Italian antitrust authority.

Sales to importers in Italy (10.67 bcm) declined by 3.43 bcm mainly due to a switch from supplies of Libyan gas to volumes directly sold in Italy to a number of clients in view of optimizing Eni equity production, as well as the expiration of supply contract with Promgas.

Gas sales in target markets in the Rest of Europe (24.35 bcm including affiliates) increased by 3.64 bcm, or 17.6%, reflecting also market share gains. Main increases were registered mainly in: (i) Spain (up 1.67 bcm), due to higher supplies to the power generations segment; (ii) Turkey (up 0.94 bcm), due to the progressive reaching of full operations of the Blue Stream pipeline; (iii) France (up 0.55 bcm) due to marketing initiatives targeting small businesses and residential customers; and (iv) Northern Europe (up 0.53 bcm).

Sales to markets outside Europe (2.42 bcm) grew by 0.91 bcm, or 60.3%, on the back of higher LNG volumes sold on the Asian and Northern American markets by the affiliate Unión Fenosa Gas (Eni’s share 50%).

(1)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 bcm of natural gas (2.3 bcm/y) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network. In March 2007 a new gas release programme was signed for a total volumes of 4 bcm of natural gas to sell in the two thermal years from October 1, 2007 to September 30, 2009 at the virtual exchange point.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Natural gas sales by market	(bcm)	2005	2006	2007	Change	% Ch.

Italy	58.08	57.09	56.13	(0.96)	(1.7)
Wholesalers	12.05	11.54	11.92	0.38	3.3
Gas release	1.95	2.00	2.37	0.37	18.5
Industries	13.07	13.33	11.77	(1.56)	(11.7)
Power generation	17.60	16.67	17.21	0.54	3.2
Residential	7.87	7.42	6.78	(0.64)	(8.6)
Own consumption	5.54	6.13	6.08	(0.05)	(0.8)
Rest of Europe	29.91	34.81	35.02	0.21	0.6
Importers in Italy	11.53	14.10	10.67	(3.43)	(24.3)
Target Market	18.38	20.71	24.35	3.64	17.6
Iberian Peninsula	4.59	5.24	6.91	1.67	31.9
Germany-Austria	4.23	4.72	5.03	0.31	6.6
Turkey	2.46	3.68	4.62	0.94	25.5
Northern Europe	2.93	2.62	3.15	0.53	20.2
Hungary	3.39	3.10	2.74	(0.36)	(11.6)
France	0.15	1.07	1.62	0.55	51.4
Other	0.63	0.28	0.28
Outside Europe	1.71	1.51	2.42	0.91	60.3
E&P in Europe and in the Gulf of Mexico	4.51	4.69	5.39	0.70	14.9
Worldwide gas sales	94.21	98.10	98.96	0.86	0.9

Gas sales by entity	(bcm)	2005	2006	2007	Change	% Ch.

Sales of consolidated companies	82.62	85.76	84.83	(0.93)	(1.1)
Italy (including own consumption)	58.01	57.07	56.08	(0.99)	(1.7)
Rest of Europe	23.44	27.93	27.86	(0.07)	(0.3)
Outside Europe	1.17	0.76	0.89	0.13	17.1
Sales of Eni’s affiliates (net to Eni)	7.08	7.65	8.74	1.09	14.2
Italy	0.07	0.02	0.05	0.03	..
Rest of Europe	6.47	6.88	7.16	0.28	4.1
Outside Europe	0.54	0.75	1.53	0.78	..
E&P in Europe and in the Gulf of Mexico	4.51	4.69	5.39	0.70	14.9
Worldwide gas sales	94.21	98.10	98.96	0.86	0.9

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

LNG sales	(bcm)	2005	2006	2007	Change	% Ch.

G&P sales	3.7	6.4	8.0	1.6	25.0
Italy	0.7	1.5	1.2	(0.3)	(20.0)
Iberian Peninsula	3.0	4.4	5.6	1.2	27.3
Extra european markets		0.5	1.2	0.7	..

E&P sales	3.3	3.5	3.7	0.2	5.7
Liquefaction plants:
Bontang (Indonesia)	1.2	0.9	0.7	(0.2)	(22.2)
Point Fortin (Trinidad & Tobago)	0.6	0.4	0.6	0.2	50.0
Bonny (Nigeria)	1.5	1.8	2.0	0.2	11.1
Darwin (Australia)		0.4	0.4
	7.0	9.9	11.7	1.8	18.2

LNG
In 2007, LNG sales (11.7 bcm) increased by 1.8 bcm from 2006, up 18.2%, mainly reflecting higher volumes sold by the Gas & Power segment (8 bcm, included in the worldwide gas sales) due to higher volumes achieved by Eni’s affiliate Unión Fenosa Gas (Eni 50%) in the Iberian Peninsula, in the Far East and in the United States.

Electricity sales
In 2007 sales of electricity (33.19 TWh) increased by 2.16 TWh from 2006, up 7%, reflecting higher production availability due to full operations of the Brindisi plant and higher volumes bought from third parties in Italy and outside Italy. Sales of steam (10,849 ktonnes) increased by 562 ktonnes from 2006, up 5.5% and were directed to end customers.	Sales of electricity amounting to 33.19 TWh were directed to the free market (63%), the electricity exchange (26%), industrial sites (8%) and GSE/Cip 6 (3%). In 2007 Eni started to market electricity to the retail segment leveraging on the launch of an integrated offer of gas and electricity (dual offer) leading to the acquisition of approximately 120,000 customers.
To this end, in 2007 Eni implemented a project for reorganizating its activities of production and marketing of electricity. Effective from 1 January 2007, electricity marketing activity has been managed by Eni gas marketing function in order to better manage and integrate the marketing of gas and electricity. Power generation activity remained entrusted to Eni’s subsidiary EniPower.

Electricity sales	(TWh)	2005	2006	2007	Change	% Ch.

Free market	14.76	16.22	20.73	4.51	27.8
Italian Exchange for electricity	7.74	9.67	8.66	(1.01)	(10.4)
Industrial plants	2.71	2.70	2.81	0.11	4.1
Electricity Services Operator	2.35	2.44	0.99	(1.45)	(59.4)
	27.56	31.03	33.19	2.16	7.0
Electricity production	22.77	24.82	25.49	0.67	2.7
Trading of electricity	4.79	6.21	7.70	1.49	24.0

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Transport and regasification of natural gas
In 2007, volumes of natural gas input in the national grid (83.28 bcm) decreased by 4.71 bcm from 2006, down 5.4%, mainly due to lower volumes of natural gas input to storage for the rebuilding of stocks.	Eni transported 30.89 bcm of natural gas on behalf of third parties in Italy in line with 2006.
In 2007, the LNG terminal in Panigaglia (La Spezia) regasified 2.38 bcm of natural gas (3.13 bcm in 2006), discharging 73 tanker ships (96 in 2006).

Gas volumes transported in Italy (a)	(bcm)	2005	2006	2007	Change	% Ch.

Eni	54.88	57.09	52.39	(4.70)	(8.2)
On behalf of third parties	30.22	30.90	30.89	(0.01)
Enel	9.90	9.67	9.36	(0.313)	(3.2)
Edison Gas	7.78	8.80	7.16	(1.64)	(18.6)
Others	12.54	12.43	14.37	1.94	15.6
	85.10	87.99	83.28	(4.71)	(5.4)

(a)	Include amounts destined to domestic storage.

Development projects

MARKETING
Marketing actions in France: agreement for the acquisition of a stake in Altergaz
On June 28, 2007 Eni signed the agreement for the acquisition of a 27.8% stake in Altergaz, the main independent French operator in marketing natural gas to end users and small enterprises. The transaction entailed a cash consideration of euro 20.3 million. Eni acquired joint control of the company through a shareholders agreement with the founding partners. In 2010 Eni will also have the right to acquire the shares currently owned by the founding partners, thus acquiring direct control of Altergaz. In January Eni purchased a further 10% interest in the company from an institutional shareholder. Currently Altergaz supplies approximately 3,500 clients in the retail and commercial market, with sales of approximately euro 60 million. The company has the necessary rights and authorizations to access to the French transport, distribution and storage infrastructures and market gas to small industries, the public administration and residential and commercial customers. Eni intends to support Altergaz’s development plan in the retail and small enterprises markets through a 10-year supply contract of 1.3 bcm/y. Due to the opening of the French gas market from July 1, 2007, the French retail market presents significant development opportunities representing more than 60% of overall gas volumes sold in France with a potential of 11.5 million customers.	The agreement is a part of Eni’s international development strategy in marketing gas and will strengthen Eni’s leadership in the European gas market.

LNG
Egypt
Eni, through its interest in Unión Fenosa Gas, owns a 40% stake in the Damietta liquefaction plant producing approximately 5 mmtonnes/y of LNG equal to a feedstock of 7.6 bcm/y of natural gas. In 2007, the Gas & Power segment withdrew 0.8 mmtonnes of LNG to be marketed in Europe.
The partners of the project (Unión Fenosa Gas, the state owned Egyptian company EGAS and oil producers Eni and BP) defined terms and conditions for doubling the plant capacity with an expected capital expenditure of approximately $2 billion.
The project is expected to be approved by the Egyptian authorities in the first half of 2008.

Spain
Eni through Unión Fenosa Gas holds a 21.25% interest in the Sagunto (Valencia) regasification plant with a capacity of 6.7 bcm/y. Eni’s share of regasification capacity amounts to 1.6 bcm/y of gas. In 2007 the plant regasified 0.9 mmtonnes of LNG net to Eni, equivalent to 1.4 bcm to be marketed in the Iberian Peninsula, particularly to power producers. A capacity upgrading plan is underway targeting a 0.8 bcm/y capacity

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

increase by 2009 and the construction of a third storage tank. Eni through Unión Fenosa Gas also holds a 9.5% interest in the El Ferrol regasification plant, located in Galicia, that started operations in the second half of 2007. The plant has a treatment capacity of approximately 3.6 bcm/y, 0.4 bcm/y being Eni’s share of capacity. Through Unión Fenosa Gas Eni acquired the Spanish company Nuelgas, which owns a few small natural gas field nearing depletion with the aim of turning them into storage sites.

USA
Eni is implementing a global development strategy of its LNG business aimed in particular at expanding its presence in the strategic US market where Eni holds a 40% interest in the regasification terminal under construction on the coast of Louisiana (with an initial outbound capacity of 15.5 bcm/y, 6 net to Eni). Eni is implementing certain initiatives to ensure its share of supplies to the plant, particularly: (i) in February 2007, an agreement was signed with Nigeria LNG Ltd, which operates the Bonny LNG plant in Nigeria, to purchase, over a twenty-year period, 1.375 mmtonnes/y of LNG, equivalent to 2 bcm/y of gas, deriving from the upgrade of the Bonny liquefaction plant (7th train) expected for 2012; (ii) negotiations are also progressing with Brass LNG Ltd for the purchase of 1.67 mmtonnes/y of LNG approximately equivalent to 2.3 bcm/y of gas.

In December 2007, Eni purchased a share of 5.6 bcm/y capacity of the Pascagoula regasification plant under construction in Mississippi. This transaction is related to the Angola LNG project in partnership with Sonangol (See Development initiatives in the Exploration & Production division) which provides construction of an LNG plant designed to produce 5.2 mmtonnes/year to be fed with natural gas produced in Angola. The LNG will be marketed in the Unites States at the Pascagoula site, for an amount corresponding to 7.3 bcm of gas. Under the agreement, Eni will also have the right to have its equity gas in Angola liquefied, shipped and regasified at Pascagoula by Angola LNG for a quantity equivalent to 0.94 bcm/y.

Italy
Eni plans to upgrade the existent regasification capacity at Panigaglia plant by 4.5 bcm/y with expected start up in 2014. In addition, preliminary studies are underway for the realization of a new regasification terminal in the Adriatic offshore aimed at identifying technical solutions.	TRANSPORT INFRASTRUCTURES
Agreement with Gazprom: South Stream project
On June 23, 2007, as part of the strategic alliance with Gazprom, Eni signed a Memorandum of Understanding for building the South Stream pipeline system that will transport Russian gas to European markets across the Black Sea. The agreement provides for a technical and economic feasibility study of the project, the necessary political and regulatory evaluations and approvals, and establishes the guidelines for the cooperation between both companies for the planning, financing, construction and technical and commercial management of the pipelines. The transport capacity of South Stream will be defined through feasibility studies on the basis of market analyses that will be carried out in the countries involved as well as in the end markets. To this end, the partners established a joint venture, South Stream AG which will execute the technical, economic and political feasibility study of the project by end of 2008. An evaluation by Saipem indicates expenditures required by this project to be similar to those required for the construction of a full LNG chain.
The South Stream pipeline is expected to be composed of two sections: (i) an offshore section crossing the Black Sea from the Russian coast at Beregovaya (where also the Blue Stream pipeline originates) to Varna on the Bulgarian coast for a total of 900 kilometers at maximum depths of 2,000 meters; (ii) an onshore section crossing Bulgaria with two alternatives: one directed to North-West crossing Serbia and Hungary linking with the gaslines from Russia and the other directed to South-West through Greece and Albania linking directly to the Italian network. This initiative will support Eni in extracting further value from the acquisition of ex-Yukos gas assets.

GreenStream - Libya
Eni plans to upgrade the GreenStream gasline from Libya targeting an expansion of transport capacity from 8 to 11 bcm/y by 2012.

TAG - Russia
The TAG gasline is undergoing an upgrade designed to increase the transport capacity by 6.5 bcm/y from the current 37 bcm/year. A first 3.2 bcm portion of the upgrade was assigned to third parties in February 2006 and is expected to be operating from October 1, 2008. The second portion of 3.3 bcm/y is expected to start operating in the fourth quarter of 2008 due to difficulties in authorization procedures. Its awarding will take place in 2008.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

TTPC - Algeria
The transport capacity of the TTPC gasline from Algeria is expected to be increased by 6.5 bcm/y from the current 27 bcm/y. A 3.2 bcm/y portion is planned to come on line on April 1, 2008, and it was awarded to third parties in November 2005. A second 3.3 bcm/y portion due to come on line on October 1, 2008 has been awarded to third parties in February 2007.
A corresponding capacity on the TMPC downstream gasline is already available. TMPC crosses underwater the Sicily channel.

Eni is also planning to upgrade the capacity of its import trunklines from the Netherlands and Norway (Tenp and Transitgas pipelines).

Galsi
Snam Rete Gas is planning to build the Italian section of the new Galsi pipeline for importing Algerian gas to Italy through Sardinia with a capacity of 8 bcm/y.
The Italian section of this new infrastructure will be made up of an onshore section crossing Sardinia and an offshore section from Sardinia to Tuscany where it will link to the national network with a total length of 600 kilometers. Galsi is in charge for planning and engineering the project and obtaining all the required authorizations. Snam Rete Gas is in charge for building the pipeline and managing gas transport once it starts operations.

Italy - Portovenere, control room of the Lerici LNG tanker ship

Regulatory framework

Legislative Decree No. 164/2000
Legislative Decree No. 164/2000 imposed thresholds to operators until December 31, 2010 computed as a share of domestic consumption as follows: (i) effective January 1, 2002, operators are forbidden from transmitting into the national transport network imported or domestically produced gas volumes higher than a preset share of Italian final consumption. This share is 75% of total final consumption in the first year of regulation and then is to decrease by 2 percentage points per year to achieve a 61% threshold in terms of final consumption by 2009; and (ii) effective January 1, 2003, operators are forbidden from marketing gas volumes to final customers in excess of 50% of overall volumes marketed to final customers. Compliance with these ceilings is verified yearly by comparing the allowed average share computed on a three-year period for both volumes input and volumes marketed to the actual average share achieved by each operator in the same three-year period. Allowed shares are calculated net of losses (in the case of sales) and volumes of natural gas consumed in own operations. Particularly, 2007 closes the third three-year regulated period for natural gas volumes input in the domestic transport network, for which the allowed percentage was 67% of domestic consumption of natural gas, and the second three-year regulated period for sales volumes to the Italian market. Eni’s presence on the Italian market complied with said limits.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

POWER GENERATION

Eni’s electricity generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara.
In 2007, electricity production sold was 25.49 TWh, up 0.67 TWh or 2.7% from 2006, due mainly to dull operation of the Brindisi plant. At December 31, 2007 installed capacity was 4.9 GW.
Eni expects to complete the upgrading plan of its power generation capacity in 2010, targeting an installed capacity of 5.5 GW. The development plan is underway at Ferrara (Eni’s interest 51%), where in partnership with Swiss company EG Luxembourg AG the construction of two new 390 megawatt combined cycle units is nearing completion. This will bring installed capacity to 840 megawatt with start-up expected in 2008. The start-up of a new 240 megawatt combined cycle unit located in Taranto (current capacity 75 megawatt) is expected in 2008.

2005	2006	2007	Change	% Ch.

Purchases
Natural gas	(mmcm)	4,384	4,775	4,860	85	1.8
Other fuels	(ktoe)	563	616	720	104	16.9
Electricity production sold	(TWh)	22.77	24.82	25.49	0.67	2.7
Steam	(ktonnes)	10,660	10,287	10,849	562	5.5

Capital expenditures
Capital expenditures in the Gas & Power segment totaled euro 1,366 million and mainly related to:
(i) developing and upgrading Eni’s primary transport network in Italy (euro 691 million); (ii) the upgrading plan of international pipelines (euro 253 million); (iii) developing and upgrading Eni’s natural gas	distribution network in Italy (euro 195 million); (iv) ongoing construction of combined cycle power plants (euro 175 million), in particular at the Ferrara site.

Capital expenditures	(million euro)	2005	2006	2007	Change	% Ch.

Italy	1,066	1,014	1,063	49	4.8
Outside Italy	86	160	303	143	89.4
	1,152	1,174	1.366	192	16.4
Market	40	63	52	(11)	(17.5)
Italy	2		2	2
Outside Italy	38	63	50	(13)	(20.6)
Distribution	182	158	195	37	23.4
Transport	691	724	944	220	30.4
Italy	643	627	691	64	10.2
Outside Italy	48	97	253	156	..
Power generation	239	229	175	(54)	(23.6)
	1,152	1,174	1,366	192	16.4

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Key performance indicators	2005	2006	2007

Net sales from operations (a)	(million euro)	33,732	38,210	36,401
Operating profit		1,857	319	729
Adjusted operating profit		1,214	790	329
Adjusted net profit		945	629	319
Capital expenditures		656	645	979
Adjusted capital employed, net		5,326	5,766	7,149
Adjusted ROACE	(%)	18.2	10.7	5.0
Refining throughputs on own account	(mmtonnes)	38.79	38.04	37.15
Conversion index	(%)	56	57	56
Refining throughputs of wholly-owned refineries		27.34	27.17	27.79
Balanced capacity of wholly-owned refineries	(kbbl/d)	524	534	544
Retail sales of petroleum products in Europe	(mmtonnes)	12.42	12.48	12.65
Service stations in Europe at period end	(units)	6,282	6,294	6,441
Average throughput of service stations in Europe	(kliters)	2,479	2,470	2,486
Employees at year end	(units)	8,894	9,437	9,428

(a)	Before elimination of intragroup sales.

Portfolio developments
› Purchased 102 retail stations owned by ExxonMobil in the Czech Republic, Slovakia and Hungary. The agreement also includes the business of marketing fuels at the Prague and Bratislava airports and lubricants activities.

› Purchased a 16.11% stake in the Czech Refining Company, increasing Eni’s ownership interest to 32.4% equal to a refining capacity of 2.6 mmtonnes per year. This acquisition supports the selective growth in Europe.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

› In accordance with the agreement signed in December 2005 by majority shareholders (Eni 33.34%, Amorim Energia and Caixa Geral de Depósitos), Galp Energia exercised its call option to acquire Eni’s Agip branded oil products marketing activities in the Iberian region both in the retail and wholesale markets. The transaction, subject to approval from antitrust authorities, includes 371 service stations. The closing is expected in 2008.

Financial results
› In 2007, adjusted net profit was down euro 310 million to euro 319 million, or 49.3%, reflecting lower realized refining margins, mainly for complex refineries, and the appreciation of the euro over the dollar. The negative result was also influenced by a lower operating performance of marketing activities in Italy.

› Eni’s realized refining margins were sharply lower mainly due to narrowed sour crude discounts which reduced the competitive advantage of Eni’s complex refineries to process low-cost feedstock.

› Return on average capital employed on an adjusted basis was 5% (10.7% in 2006).

› Capital expenditures totalled euro 979 million and related mainly to projects designed to improve the conversion rate and flexibility of refineries, logistics assets, and upgrade the refined product retail network in Italy and in the rest of Europe.

Operating results
› Refining throughputs on own account in Italy and outside Italy (37.15 mmtonnes) declined by 0.89 mmtonnes from 2006, down 2.3%, reflecting the expiry of a processing contract at the Priolo refinery owned by third parties. Excluding this effect, refining throughputs in Italy increased by 1.5% due to better performance of Livorno e Gela refineries.

› Retail market share in Italy was 29.2%. Sales of refined products (8.62 mmtonnes) declined by 0.5% from 2006 particularly due to the decline in domestic consumption.

› Retail sales of refined products in the rest of Europe (4.03 mmtonnes) were up 5.5%, particularly in Central Eastern Europe reflecting growth via acquisitions.

› In 2007 Eni started/restructured at its service stations in Italy 89 stores for the sale of convenience items and car services. Non oil revenues in Europe amounted to euro 144 million, up 6% from 2006.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Italy - Livorno refinery

Supply and trading
In 2007, a total of 59.56 mmtonnes of crude were purchased (65.70 mm in 2006), of which 31.57 mmtonnes from Eni’s Exploration & Production[1] segment, 16.65 mmtonnes under long-term contracts with producing countries and 11.34 mmtonnes on the spot market. Some 24% of crude purchased came from West Africa, 22% from countries of the former Soviet Union, 18% from North Africa, 15% from the Middle East,	12% from the North Sea, 7% from Italy and 2% from other areas.
Some 25.82 mmtonnes of crude purchased were marketed, down 15.8% from 2006. In addition, 3.59 mmtonnes of intermediate products were purchased (3.18 mmtonnes in 2006) to be used as feedstock in conversion plants and 16.14 mmtonnes of refined products (16 mmtonnes in 2006) were purchased to be sold on markets outside Italy (13.87 mmtonnes) and on the Italian market (2.27 mmtonnes) as a complement to own production.

Supply of oil	(mmtonnes)	2005	2006	2007	Change	% Ch.

Production outside Italy	32.86	32.76	27.47	(5.29)	(16.1)
Production in Italy	4.44	4.05	4.10	0.05	1.2
Total Eni production	37.30	36.81	31.57	(5.24)	(14.2)
Spot markets	14.33	10.73	11.34	0.61	5.7
Long-term contracts	14.85	18.16	16.65	(1.51)	(8.3)
	66.48	65.70	59.56	(6.14)	(9.3)

(1)	The Refining & Marketing segment purchases approximately two-thirds of the Exploration & Production segment’s liquid production and resold on the marketplace those crude and condensate qualities that are not fit for processing at Eni’s refineries also considering the geographic area of production.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Refining
In 2007, refining throughputs on own account in Italy and outside Italy were 37.15 mmtonnes, down 0.89 mmtonnes from 2006, or 2.3%, owing to the expiry of a processing contract at the Priolo refinery. Excluding this effect, refining throughputs in Italy increased by 1.5% due to better performance of Livorno and Gela refineries related to lower planned and unplanned downtime.
Total throughputs on wholly-owned refineries (27.79 mmtonnes) increased 0.62 mmtonnes from 2006, up 2.3%.
Approximately 30.2% of volumes of processed crude was supplied by Eni’s Exploration & Production segment (35.9% in 2006), representing an over five percentage point decrease from 2006. Lower equity volumes of some 2.44 mmtonnes related to a reduction of supplies of the Libyan Bu-Attifel crude processed at the Priolo refinery due to the above mentioned process contract expiry.

Availability of refined products	(mmtonnes)	2005	2006	2007	Change	% Ch.

Italy
Refinery throughputs
At wholly-owned refineries	27.34	27.17	27.79	0.62	2.3
Less input on account of third parties	(1.70)	(1.53)	(1.76)	(0.23)	15.0
At affiliates refineries	8.58	7.71	6.42	(1.29)	(16.7)
Refinery throughputs on own account	34.22	33.35	32.45	(0.90)	(2.7)
Consumption and losses	(1.87)	(1.45)	(1.63)	(0.18)	12.4
Products available for sale	32.35	31.90	30.82	(1.08)	(3.4)
Purchases of refined products and change in inventories	4.85	4.45	2.16	(2.29)	(51.5)
Products transferred to operations outside Italy	(5.41)	(4.82)	(3.80)	1.02	(21.2)
Consumption for power generation	(1.09)	(1.10)	(1.13)	(0.03)	2.7
Sales of products	30.70	30.43	28.05	(2.38)	(7.8)
Outside Italy
Refinery throughputs on own account	4.57	4.69	4.70	0.01	0.2
Consumption and losses	(0.24)	(0.32)	(0.31)	0.01	(3.1)
Products available for sale	4.33	4.37	4.39	0.02	0.5
Purchases of refined products and change in inventories	11.19	11.51	13.91	2.40	20.9
Finished products transferred from Italian operations	5.41	4.82	3.80	(1.02)	(21.2)
Sales of products	20.93	20.70	22.10	1.40	6.8
Refinery throughputs on own account	38.79	38.04	37.15	(0.89)	(2.3)
Total equity crude input	12.53	13.66	11.22	(2.44)	(17.8)
Total sales of refined products	51.63	51.13	50.15	(0.98)	(1.9)

Purchase of Ceska Rafinerska On September 1, 2007 Eni closed an agreement for the purchase of a 16.11% stake in the Czech Refining Company from ConocoPhillips, thus increasing Eni’s	ownership interest to 32.4% equal to a refining capacity of 2.6 mmtonnes per year. This acquisition supports the selective growth of marketing activities in Central-Eastern Europe.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Marketing of refined products
In 2007, sales volumes of refined products (50.15 mmtonnes) were down 0.98 mmtonnes from 2006, or 1.9%, mainly due to lower volumes sold to oil companies and traders in Italy, lower volumes supplied	to the petrochemical sector due to the expiry of a processing contract at the Priolo refinery and a decline in wholesale sales in Italy. These declines were partly offset by higher retail and wholesale sales on markets in the rest of Europe (up 0.41 mmtonnes, or 5.1%).

Sales of refined products in Italy and outside Italy	(mmtonnes)	2005	2006	2007	Change	% Ch.

Italy
Retail marketing	10.05	8.66	8.62	(0.04)	(0.5)
- Agip brand	8.75	8.66	8.62	(0.04)	(0.5)
- IP brand	1.30
Wholesale marketing	12.11	11.74	11.09	(0.65)	(5.5)
Petrochemicals	3.07	2.61	1.93	(0.68)	(26.1)
Other sales	5.47	7.42	6.41	(1.01)	(13.6)
Total	30.70	30.43	28.05	(2.38)	(7.8)
Outside Italy
Retail marketing rest of Europe	3.67	3.82	4.03	0.21	5.5
Wholesale marketing outside Italy	4.50	4.60	4.96	0.36	7.8
of which wholesale marketing rest of Europe	4.10	4.19	4.39	0.20	4.8
Other sales	12.76	12.28	13.11	0.83	6.8
Total	20.93	20.70	22.10	1.40	6.8
	51.63	51.13	50.15	(0.98)	(1.9)

Retail and wholesale sales of refined products	(mmtonnes)	2005	2006	2007	Change	% Ch.

Italy
Retail sales	10.05	8.66	8.62	(0.04)	(0.5)
Gasoline	4.35	3.38	3.19	(0.19)	(5.6)
Gasoil	5.49	5.09	5.25	0.16	3.1
LPG	0.20	0.18	0.17	(0.01)	(5.6)
Lubricants	0.01	0.01	0.01
Wholesale sales	12.11	11.74	11.09	(0.65)	(5.5)
Gasoil	4.86	4.60	4.42	(0.18)	(3.9)
Fuel oil	1.50	1.27	0.95	(0.32)	(25.2)
LPG	0.46	0.41	0.37	(0.04)	(9.8)
Gasoline	0.16	0.15	0.15
Lubricants	0.13	0.13	0.13
Bunker	1.63	1.68	1.58	(0.10)	(6.0)
Other	3.37	3.50	3.49	(0.01)	(0.3)
Outside Italy (retail + wholesale)	8.17	8.42	8.99	0.57	6.8
Gasoline	2.14	2.06	2.29	0.23	11.2
Gasoil	4.71	4.90	5.16	0.26	5.3
Jet fuel	0.34	0.34	0.38	0.04	11.8
Fuel oil	0.12	0.23	0.25	0.02	8.7
Lubricants	0.10	0.10	0.09	(0.01)	(10.0)
LPG	0.44	0.46	0.49	0.03	6.5
Other	0.32	0.33	0.33
	30.33	28.82	28.70	(0.12)	(0.4)

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Retail sales in Italy
Retail volumes of refined products marketed on the Italian network (8.62 mmtonnes) were down 39 ktonnes from 2006, or 0.5% mainly due to a decline in domestic consumption.
This decline mainly regarded gasoline volumes, while gasoil sales increased following the same pattern as national consumption trends. Market share of the Agip branded network went from 29.3% in 2006 to 29.2% in 2007; average throughput measured on gasoline and gasoil sales was 2,444 kliters, down 0.8% from 2006.
At December 31, 2007, Eni’s retail network in Italy consisted of 4,390 service stations, 34 more than at December 31, 2006, resulting from the opening of new service stations (26 units) and the positive balance of acquisitions/releases of lease concessions (23 units), in addition to 13 service stations with other lease contracts, offset in part by the closing of service stations with low throughput (23 units) and the release of 5 service stations under highway concessions.
Retail volumes of BluDiesel – a high performance and low environmental impact gasoil – amounted to approximately 735 ktonnes (850 mmliters), up 1.2% from 2006 and represented 14% of gasoil sales on the Eni’s retail network. At year-end, virtually all Agip branded service stations marketed BluDiesel (about 4,094 equal to 93%).
Retail volumes of BluSuper – a high performance and low environmental impact gasoline, on sale since 2004 – amounted to approximately 98 ktonnes (114 mmliters), in line with 2006 and covered 3% of gasoline volumes sold on the Eni’s retail network. At year-end, service stations marketing BluSuper totaled 2,565 units (2,316 at December 31, 2006) covering to approximately 58% of Eni’s network.
In March 2007, Eni launched its new “You&Agip” promotional programme designed to boost customer loyalty to the Agip brand. The three-year long initiative offers prizes to customers in proportion to purchases of fuels and convenience items at Agip’s stores as well as at certain partners to the programme. At every purchase of fuels or mentioned items, clients are granted a proportional amount of points that are credited to a fidelity card. Clients are able to decide how to accumulate points and when to spend them. At year-end, the number of active cards was approximately 3.9 million. Volumes of fuel marketed under this initiative represented 40.1% of total volumes marketed on Eni’s service stations joining the programme, and 39.4% of overall volumes marketed on the Agip network.

Retail sales outside Italy
In recent years, Eni’s strategy focused on selectively growing its market share, particularly by means of acquisition of assets in European areas with interesting profitability perspectives, mainly in Central-Eastern Europe (Southern Germany, Austria, the Czech Republic and Hungary) and in South-Eastern France. In implementing its growth strategy, Eni has been able to leverage on synergies ensured by the proximity of these markets to Eni’s production and logistic facilities.
Over the last four years, retail volumes of refined products marketed in the rest of Europe have grown more than 33% (equal to a compound average growth rate of 7.5%). In 2007, retail sales were 4.03 mmtonnes, up 212 ktonnes from 2006, or 5.5%, reflecting the purchase of 102 service stations in the Czech Republic, Slovakia and Hungary effective from October 1, 2007 and higher volumes sold in Austria.
Volume growth was driven primarily by increased sales of gasoil and LPG, while gasoline volumes declined.
At December 31, 2007, Eni’s retail network in the rest of Europe consisted of 2,051 units, an increase of 113 units from December 31, 2006. The network’s evolution was as follows: (i) 106 service stations were acquired, of which 102 units in the Czech Republic, Slovakia and Hungary; (ii) 10 new outlets were opened in Spain and France; (iii) 25 low throughput service stations were closed in Spain and Austria; (iv) a positive balance of acquisitions/releases of lease concessions (up 3 units) was recorded, with positive changes in Spain, Hungary and the Czech Republic, and negative ones in Germany and France. Average throughput (2,578 kliters) was up 3.7%.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Purchase of a retail network in the Czech Republic, Slovakia and Hungary
On October 1, 2007 Eni closed an agreement with ExxonMobil for the purchase of a network of service station in the Czech Republic, Slovakia and Hungary and the business for marketing fuels at the Prague and Bratislava airports and certain lubricant activities. The retail network acquired included 102 service stations with an average throughput of 4.5 mml/y in addition to 15 service stations whose construction is being evaluated. This agreement is part of a strategy of selective development of the Refining & Marketing division in markets with interesting growth opportunities where Eni can leverage on the integration of its marketing activities with own refining and logistics operations and an established brand.

Wholesale and other sales
Sales volumes on wholesale markets in Italy (11.09 mmtonnes) were down 0.65 mmtonnes from 2006, or 0.5%, reflecting mainly a decline in domestic consumption of heating oil from the power generation sector, the exceptionally mild weather conditions that negatively influenced the sales of heating products (gasoil and to a lower degree LPG) in the first quarter and competitive pressure. These declines were offset	only in part by the growth in aviation fuels sales reflecting a recovery in the airline industry.
Sales on wholesale markets in the rest of Europe (4.39 mmtonnes) increased 205 ktonnes, or 4.8%, mainly due to the contribution from assets acquired.
Supplies of feedstock to the petrochemical industry (1.93 mmtonnes) declined by 680 ktonnes due to the expiry of a processing contract at the Priolo refinery.
Other sales (19.52 mmtonnes) decreased by 0.86 mm tonnes, or 3.9%, mainly due to lower sales to oil companies and traders (down 1.01 mmtonnes) in Italy.

Capital expenditures
In 2007, capital expenditures in the Refining & Marketing segment amounted to euro 979 million (euro 645 million in 2006) and regarded mainly: (i) refining, supply and logistics (euro 675 million) in Italy, with projects designed to improve the conversion rate and flexibility of refineries, in particular the start-up of construction of a new hydrocracking unit at the Sannazzaro refinery, and expenditures on health, safety and environment upgrades; (ii) upgrade and restructuring of the retail network in Italy (euro 176 million); (iii) upgrade of the retail network in the rest of Europe (euro 106 million). Expenditures on health, safety and the environment amounted to euro 141 million.

Capital expenditures	(million euro)	2005	2006	2007	Change	% Ch.

Italy	585	547	873	326	59.6
Outside Italy	71	98	106	8	8.2
	656	645	979	334	51.8
Refining, supply and logistics	349	376	675	299	79.5
Italy	349	376	675	299	79.5
Marketing	225	223	282	59	26.5
Italy	154	125	176	51	40.8
Outside Italy	71	98	106	8	8.2
Other activities	82	46	22	(24)	(52.2)
	656	645	979	334	51.8

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Key performance indicators	2005	2006	2007

Net sales from operations (a)	(million euro)	6,255	6,823	6,934
Operating profit		202	172	74
Adjusted operating profit		261	219	90
Adjusted net profit		227	174	57
Capital expenditures		112	99	145
Production	(ktonnes)	7,282	7,072	8,795
Sales of petrochemical products		5,376	5,276	5,513
Average plant utilization rate	(%)	78.4	76.4	80.6
Employees at year end	(units)	6,462	6,025	6,534

(a)	Before elimination of intragroup sales.

› Adjusted net profit was euro 57 million, down euro 117 million from a year ago, or 67.2%, due to lower selling margins reflecting the sharp increase in cost of oil based feedstocks.

› Sales of petrochemical products were 5,513 ktonnes, up 237 ktonnes from last year, or 4.5%, due to the outage of the Priolo cracker in 2006 and a better performance.

› Petrochemical production volumes were 8,723 ktonnes, up 1,723 ktonnes from 2006, or 24.4%, mainly due to consolidation of operations at the Porto Torres plant.

› Efficiency improvement plans implemented helped to partly offset the negative impact of the petrochemical cycle.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Sales - production - prices
In 2007, sales of petrochemical products (5,513 ktonnes) increased by 237 ktonnes from 2006, up 4.5%, increasing in all business areas except for aromatics (down 2.9%). Increases reflect the fact that performance in 2006 was hit by an accident occurred at the Priolo refinery in April 2006 and a positive market scenario.
Petrochemical production (8,795 ktonnes) increased by 1,723 ktonnes from 2006, up 24.4% due to the transfer of the Porto Torres plant from the Other Activities segment (up 1,274 ktonnes) and and the effect on 2006 production of an accident occurred at Priolo. Excluding these effects production increased by 195 ktonnes, or 2.8%) due to a good performance at the Ravenna, Ragusa and Sarroch plants. Production was lower at Porto Marghera due to unplanned standstills in the second half of the year.
Nominal production capacity was in line with 2006. Excluding the impact of the consolidation of the Porto Torres plant, average plant utilization rate calculated on nominal capacity increased by 4 percentage points from 76.4% to 80.6%, due to the impact of the Priolo plant outage in 2006.	Approximately 48.9% of total production was directed to Eni’s own productions cycle (35.2% in 2006). Oil-based feedstock supplied by Eni’s Refining & Marketing Division covered 21% of requirements (10% in 2005).
Prices of Eni’s main petrochemical products increased on average by 4%; all business areas posted increases. The most relevant increases were registered in: (i) styrenes (up 6.0%), in particular compact polystyrene and ABS/SAN; (ii) elastomers (up 5.5%), in particular nytrilic, SBR and thermoplastic rubbers; (iii) polyethylene (up 4.9%) with increases in all products; (iv) intermediates (up 4.8%) in particular phenol and cycloexanone; (v) olefins (up 3.8%), in particular ethylene.
These increases were significantly lower than the increase in the cost of oil-based feedstocks (virgin naftha up 20.4% in dollars, 10.3% in euro) in particular in the second half of the year and determined a decline in margins.

Product availability	(ktonnes)	2005	2006	2007	Change	% Ch.

Basic petrochemicals	4,450	4,275	5,688	1,413	33.1
Styrene and elastomers	1,523	1,545	1,632	87	5.6
Polyethylene	1,309	1,252	1,475	223	17.8
Production	7,282	7,072	8,795	1,723	24.4
Consumption of monomers	(2,606)	(2,488)	(4,304)	(1,816)	73.0
Purchases and change in inventories	700	692	1,022	330	47.7
	5,376	5,276	5,513	237	4.5

Sales	(ktonnes)	2005	2006	2007	Change	% Ch.

Basic petrochemicals	3,022	2,882	3,023	141	4.9
Styrene and elastomers	1,003	1,000	1,041	41	4.1
Polyethylene	1,351	1,394	1,449	55	3.9
	5,376	5,276	5,513	237	4.5

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Business areas
Basic petrochemicals
Sales of basic petrochemicals of 3,023 ktonnes increased by 141 ktonnes from 2006, up 4.9%, mainly due to higher product availability due in particular to the fact that 2006 was affected by the outage of the Priolo cracker. Main increases were registered in olefins (up 5.8%) and intermediates (up 8.9%) while aromatics sales declined (down 3%), in particular xylene (down 12.5%) due to the shutdown of the paraxylene line at Priolo in April 2007, offset in part by higher sales of benzene (up 15.8%).
Basic petrochemical production (5,688 ktonnes) increased by 1,413 ktonnes, up 33.1%.

Styrene and elastomers
Styrene sales (594 ktonnes) were slightly higher from 2006 (up 1.2%). Increasing sales in ABS/SAN (up 34%) reflect the higher product availability due to the fact that 2006 was affected by technical problems at the Mantova plant. Increases of compact polystyrene (up 7.3%) were due to market recovery. Declines were registered in styrene (down 41%) due to lower availability reflecting unexpected outages.
Elastomers sales (447 ktonnes) increased by 8.3% from 2006 due to the consolidation of nytrilic rubbers sales following the purchase of the Porto Torres plant from Syndial. Excluding this effect elastomer sales were in line with 2006. Increases recorded in SBR (up 1.3%), BR (up 5.3%) and thermoplastic rubbers (up 5.5%) due to a positive market trend were offset by lower sales of EPR (down 3.6%) and lattices (down 5.1%).	Styrene production (1,117 ktonnes) increased by 2.7%. Elastomer production (515 ktonnes) increased by 12.7% due to the consolidation of the Porto Torres plant. Excluding this effect, elastomer production increased by 6%. Increases were registered in all products, except for EPR rubber (down 2.7%) reflecting lower availability of raw materials due to technical problems at the Porto Marghera plant and lattices (down 3.8%) due to technical problems at the Hythe plant.

Polyethylene
Polyethylene sales (1,449 ktonnes) were up 55 ktonnes or 3.9%, from 2006, reflecting positive market conditions for LPDE (up 6.7%) and EVA (up 3.6%).
Production (1,475 ktonnes) increased by 223 ktonnes, or 17.8%, affecting all products, except for EVA (down 2%). HDPE production increased (up 78.7%) due to the consolidation of the Porto Torres plant, also LLDPE and LDPE increased by 9.8% and 8% respectively due to the fact that 2006 was impacted by the outage of the Priolo cracker.

Capital expenditures
In 2007, capital expenditures (euro 145 million; euro 99 million in 2006) regarded mainly plant upgrades (euro 47 million), environmental protection, safety and environmental regulation compliance (euro 39 million), extraordinary maintenance (euro 29 million) and upkeeping (euro 28 million).

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Key performance indicators	2005	2006	2007

Net sales from operations (a)	(million euro)	5,733	6,979	8,678
Operating profit		307	505	837
Adjusted operating profit		314	508	840
Adjusted net profit		328	400	658
Capital expenditures		349	591	1,410
Adjusted ROACE	(%)	12.0	12.8	17.1
Orders acquired		8,395	11,172	12,011
Order backlog		10,122	13,191	15,390
Employees at year end	(units)	28,684	30,902	33,111

(a)	Before elimination of intragroup sales.

› Adjusted net profit was euro 658 million, up euro 258 million from a year ago or 64.5%, reflecting a better operating performance against the backdrop of favourable trends in the demand for oilfield services.

› Return on average capital employed calculated on an adjusted basis was 17.1% in 2007, higher than 2006 (12.8%).

› Orders acquired amounted to euro 12,011 million, up euro 839 million from 2006 (+7.5%), in particular in onshore activities.

› Order backlog was euro 15,390 million at December 31, 2007 (euro 13,191 million at December 31, 2006).

› Capital expenditures amounted to euro 1,410 million in 2007, up euro 819 million or 139% due mainly to the upgrade of the fleet.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Activity for the year
Among the main orders acquired in 2007 were:
  An EPC contract for Qatar Fertilizer Co SAQ for the construction of two new plants for the production of ammonia and urea and related facilities in the Qafco industrial complex in Qatar;
  An EPC contract for Sonatrach for the construction of three oil stabilization and treatment trains with a capacity of 100 kbbl/d and transport and storage facilities within the development of the Hassi Messaoud onshore field in Algeria;
  An EPC contract for MEDGAZ for the installation of an underwater pipeline system for the transport of natural gas from Algeria to Spain;
  An EPC contract for Saudi Aramco for the construction of the nine sea water treatment modules for the expansion of the Qurayya plant within the development of the Khursaniyah field in Saudi Arabia;

  An EPC contract for Saudi Aramco for the construction and installation of 16 platforms, 80 kilometers of underwater pipelines and related facilities aimed at maintaining production capacity in Saudi Arabia;
  An EPC contract for Saudi Aramco for the construction of stations for pumping in fields the water from expansion of the Qurayya plant.

Orders acquired amounted to euro 12,011 million, of these projects to be carried out outside Italy represented 95%, while orders from Eni companies amounted to 16% of the total. Eni’s order backlog was euro 15,390 million at December 31, 2007 (euro 13,191 million at December 31, 2006). Projects to be carried out outside Italy represented 95% of the total order backlog, while orders from Eni companies amounted to 22% of the total.

In October 2007, Saipem acquired almost total interest in Frigstad Discoverer Invest, listed on the Norwegian

(million euro)	2006	Full year 2007	Change	% Ch.

Orders acquired	11,172	(a)	12,011	839	7.5
Offshore construction	3,681		3,496	(185)	(5.0)
Onshore construction	4,923		6,236	1,313	26.7
Offshore drilling	2,230		1,644	(586)	(26.3)
Onshore drilling	338		635	297	87.9
of which:
- Eni	2,692		1,923	(769)	(28.6)
- third parties	8,480		10,088	1,608	19.0
of which:
- Italy	1,050		574	(476)	(45.3)
- outside Italy	10,122		11,437	1,315	13.0

(million euro)	Dec. 31, 2006	Dec. 31, 2007	Change	% Ch.

Order backlog	13,191	(a)	15,390		2,199	16.7
Offshore construction	4,283		4,215		(68)	(1.6)
Onshore construction	6,285		7,003	(b)	718	11.4
Offshore drilling	2,247		3,471		1,224	54.5
Onshore drilling	376		701		325	86.4
of which:
- Eni	2,602		3,399		797	30.6
- third parties	10,589		11,991		1,402	13.2
of which:
- Italy	1,280		799		(481)	(37.6)
- outside Italy	11,911		14,591		2,680	22.5

(a)	Includes the Bonny project for euro 28 million in orders acquired and euro 101 million in order backlog.
(b)	Net of the backlog of divested companies (Haldor Topsøe and Camom Group) for euro 181 million.

Contents

ENI ANNUAL REPORT / OPERATING REVIEW

Stock Exchange. This company is engaged in the ultra-deep offshore drilling activities by means of an ongoing project for the construction of the semisubmersible rig D90 capable of drilling to a maximum depth of 3,600 meters. The vessel is expected to start operations in the third quarter of 2009. Total outlay for the purchase of the company and completion of construction of the vessel totals euro 520 million.	Capital expenditures
In 2007, capital expenditures in the Engineering & Construction division (euro 1,410 million) mainly regarded: (i) ongoing construction of the new semisubmersible platform Scarabeo 8 and a new pipelayer and a new deepwater drilling ship Saipem12000; (ii) the conversion of two tanker ships into FPSO vessels that will operate in Brazil on the Golfinho 2 field and in Angola.

(million euro)	2005	2006	2007	Change	% Ch.

Offshore construction	262	390	566	176	45.1
Onshore construction	20	53	76	23	43.4
Offshore drilling	46	101	478	377	..
Onshore drilling	13	36	266	230	..
Other expenditures	8	11	24	13	..
Capital expenditures	349	591	1,410	819	138.6

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Financial Review

PROFIT AND LOSS ACCOUNT

2005	(million euro)	2006	2007	Change	% Ch.

73,728	Net sales from operations	86,105	87,256	1,151	1.3
798	Other income and revenues	783	827	44	5.6
(51,918)	Operating expenses	(61,140)	(61,979)	(839)	(1.4)
(290)	of which non recurring items	(239)	(8)
(5,781)	Depreciation, depletion, amortization and impairments	(6,421)	(7,236)	(815)	(12.7)
16,827	Operating profit	19,327	18,868	(459)	(2.4)
(366)	Financial income (expense)	161	(83)	(244)	..
914	Net income from investments	903	1,243	340	37.7
17,375	Profit before income taxes	20,391	20,028	(363)	(1.8)
(8,128)	Income taxes	(10,568)	(9,219)	1,349	12.8
46.8	Tax rate (%)	51.8	46.0	(5.8)
9,247	Net profit	9,823	10,809	986	10.0
	Attributable to:
8,788	- Eni	9,217	10,011	794	8.6
459	- Minority interest	606	798	192	31.7

In 2007 Eni’s net profit was euro 10,011 million, up euro 794 million from 2006, or 8.6%, primarily due to lower income taxes (down euro 1,349 million) mainly reflecting (i) an adjustment to deferred tax assets and liabilities for Italian subsidiaries relating to certain amendments to the Italian tax regime, including a lower statutory tax rate, enacted by the 2008 Budget Law; (ii) an increase in	net income from investments, up euro 340 million, mainly due to net gains on the divestment of interests in certain associates of the Engineering & Construction division. These positive factors were partly offset by a lower reported operating profit (down euro 459 million) mainly in the Exploration & Production division and higher net finance charges (up euro 244 million).

2005	(million euro)	2006	2007	Change	% Ch.

8,788	Net profit attributable to Eni	9,217	10,011	794	8.6
(759)	Exclusion of inventory holding (gain) loss	33	(499)
1,222	Exclusion of special items	1,162	(42)
	of which.
290	- non recurring items	239	35
932	- other special items	923	(77)
9,251	Eni’s adjusted net profit (a)	10,412	9,470	(942)	(9.0)

(a)	For a detailed explanation of adjusted operating profit and net profit see page 68.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Eni’s adjusted net profit for the year was euro 9,470 million, down euro 942 million, or 9% from 2006. Adjusted net profit is calculated by excluding an inventory holding gain of euro 499 million and special gains of euro 42 million (both amounts are net of the related fiscal effect) resulting in a downward adjustment to reported net profit (down euro 541 million).
Special gains of euro 42 million related mainly to: (i) certain non recurring charges amounting to euro 35 million and relating to risk provision on ongoing antitrust proceeding against European authorities, partly offset by a gain deriving from a reduction in the provision accrued for post-retirement benefits for Italian employees following changes in applicable regulation (the so called curtailment of the provision for post retirement benefits); and (ii) special net gains amounting to euro 77 million and relating to an adjustment to deferred tax assets and liabilities for Italian subsidiaries as outlined above (totalling euro 394 million) and gains on the divestment of certain interests. These positives were partly offset by mineral asset impairments, environmental charges and provisions for redundancy incentives.	Return on Average Capital Employed (ROACE) calculated on an adjusted basis for 2007 was 19.3% (22.7% for 2006). Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies purchased as part of a bid procedure for assets of bankrupt Yukos in which Eni held a 60% interest as of December 31, 2007, the Group ROACE would stand at 19.9%.

Eni’s results were affected by the appreciation of the euro over the dollar (up 9.2%) and sharply lower realized refining margins reflecting a decrease in sour crude discounts that affected Eni’s complex refineries, reducing the competitive advantage to process low-cost feedstock, and lower margins for the refining’s secondary products (lubricants and bitumen). These negatives were partially offset by higher crude realizations (up 11.3% in dollar terms) supported by higher Brent prices averaging $72.52/bl in the year.

The break-down of adjusted net profit by division1 is shown in the table below:

2005	(million euro)	2006	2007	Change	% Ch.

6,186	Exploration & Production	7,279	6,491	(788)	(10.8)
2,552	Gas & Power	2,862	2,936	74	2.6
945	Refining & Marketing	629	319	(310)	(49.3)
227	Petrolchemicals	174	57	(117)	(67.2)
328	Engineering & Construction	400	658	258	64.5
(297)	Other activities	(301)	(210)	91	30.2
(142)	Corporate and financial companies	54	(141)	(195)	..
(89)	Unrealized profit in inventory (a)	(79)	(16)	63
9,710		11,018	10,094	(924)	(8.4)
	of which attributable to:
459	Minority interest	606	624	18	3.0
9,251	Eni	10,412	9,470	(942)	(9.0)

(a)	This item concerned mainly intragroup sales of goods, services and capital assets recorded at period end in the equity of the purchasing business segment.

The decline in the Group adjusted net profit was owed to the reduction of adjusted net profit reported in:
- Exploration & Production was down euro 788 million, or 10.8%, reflecting a lower operating performance (down euro 1,712 million, or 10.9%) impacted by the appreciation of the euro over the dollar (9.2%), lower production volumes sold (down 14.7 mmboe) and higher operating costs and amortization charges particularly relating to higher exploratory expenses (an increase of euro 703 million; euro 840 million on a constant exchange rate	basis). These negatives were partly offset by higher realizations in dollars (oil up 12.7%; natural gas up 2.2%).
- Refining & Marketing was down euro 310 million, or 49.3%, reflecting lower realized refining margins, mainly for complex refineries, and the appreciation of the euro over the dollar. The negative result was also influenced by a lower operating performance in marketing activities in Italy.
- Petrochemicals was down euro 117 million, or 67.2%, reflecting a decline in operating performance (down

(1)	For a detailed explanation of adjusted operating profit and net profit see page 68.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

euro 129 million) resulting from lower selling margins of commodity chemicals.

These negatives were partly offset by the increased adjusted net profit reported in the:
- Engineering & Construction was up euro 258 million, or	64.5%, due to an improved operating performance (up euro 332 million) against the backdrop of favourable demand trends in oilfield services.
- Gas & Power was up euro 74 million, or 2.6%, due to a better operating performance (up euro 210 million, or 5.4%).

Analysis of profit and loss account items

Net sales from operations

2005	(million euro)	2006	2007	Change	% Ch.

22,531	Exploration & Production	27,173	27,278	105	0.4
22,969	Gas & Power	28,368	27,633	(735)	(2.6)
33,732	Refining & Marketing	38,210	36,401	(1,809)	(4.7)
6,255	Petrochemicals	6,823	6,934	111	1.6
5,733	Engineering & Construction	6,979	8,678	1,699	24.3
863	Other activities	823	205	(618)	(75.1)
1,239	Corporate and financial companies	1,174	1,313	139	11.8
(19,594)	Consolidation adjustment	(23,445)	(21,186)	2,259
73,728		86,105	87,256	1,151	1.3

Eni’s net sales from operations (revenues) for 2007 (euro 87,256 million) were up euro 1,151 million, a 1.3% increase from 2006, primarily reflecting higher activity levels in the Engineering & Construction division and higher realizations on oil and natural gas in dollar terms, partially offset by the impact of the appreciation of the euro versus the dollar (up 9.2%), a decline in hydrocarbon production sold and lower products volumes sold, as well as the negative trends of energy parameters to which gas prices are contractually indexed in the Gas & Power division.

Revenues generated by the Exploration & Production division (euro 27,278 million) increased by euro 105 million, up 0.4%, mainly due to higher oil realizations in dollars (up 12.7%), partially offset by to the impact of the appreciation of the euro versus the dollar and lower hydrocarbon production sold (down 14.7 mmboe, or 2.2%).

Revenues generated by the Gas & Power division (euro 27,633 million) declined by euro 735 million, down 2.6%, mainly due to lower average natural gas prices reflecting negative trends in energy parameters to which gas prices are contractually indexed and a negative shift in the mix of volumes sold.	Revenues generated by the Refining & Marketing division (euro 36,401 million) declined by euro 1,809 million, down 4.7%, mainly due to the effect of the appreciation of the euro over the dollar and lower product volumes marketed (-0.98 mmtonnes), partly offset by higher international prices for oil and products.

Revenues generated by the Petrochemical division (euro 6,934 million) increased by euro 111 million from 2006, up 1.6%, reflecting mainly the fact that performance in 2006 was impacted by the unplanned downtime of the Priolo craker and downstream plants as a consequence of an accident that occurred at the nearby refinery in April 2006, resulting in a recovery in production volumes sold (up 4%). Commodity chemicals prices were also up by 4% on average.

Net sales from operations generated by the Engineering & Construction division (euro 8,678 million) increased by euro 1,699 million, up 24.3%, due to increased activity levels in the Offshore and Onshore construction businesses.

Revenues generated by the Other activities division decreased by euro 618 million to euro 205 million, due to the intragroup divestment of the Porto Torres plant for the production of basic petrochemical products to Polimeri Europa, which occurred in 2007.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Other income and revenues
The analysis of other income and revenues is provided in the table below:

2005	(million euro)	2006	2007	Change	% Ch.

114	Contract penalties and other trade revenues	61	181	120	..
102	Lease and rental income	98	95	(3)	(3.1)
89	Compensation for damages	40	87	47	..
71	Gains from sale of assets	100	66	(34)	(34.0)
422	Other proceeds (a)	484	398	(86)	(17.8)
798		783	827	44	5.6

(*)	Each individual amount included herein does not exceed euro 25 million.

Operating expenses

2005	(million euro)	2006	2007	Change	% Ch.

48,567	Purchases, services and other	57,490	58,179	689	1.2
	of which:
290	- non-recurring items	239	91
1,300	- other special items	390	470
3,351	Payroll and related costs	3,650	3,800	150	4.1
	of which:
	- non-recurring items		(83)
79	- provision for redundancy incentives	178	198
51,918		61,140	61,979	839	1.4

Operating expenses for 2007 (euro 61,979 million) increased by euro 839 million from 2006, up 1.4%, mainly due to higher purchase prices for refinery and petrochemical feedstock, as well as rising operating costs in the upstream in dollar terms, partly offset by the appreciation of the euro.

Purchases, services and other include: (i) non recurring charges amounting to euro 91 million mainly related to risk provision on ongoing antitrust proceeding against European authorities. In 2006 non recurring charges of euro 239 million referred mainly to risk provisions on antitrust and regulatory proceedings; (ii) other special charges amounting to euro 470 million related mainly to environmental charges (euro 365 million), accounted in particular by Syndial and the Refining & Marketing division. In 2006 other special charges were euro 390 million including environmental charges (euro 292 million) which were incurred mainly by Syndial and the Refining & Marketing division.	Payroll and related costs (euro 3,800 million) increased by euro 150 million, up 4.1%, mainly due to higher unit labour costs in Italy and outside Italy and an increase in the average number of employees outside Italy in the Engineering & Construction division related to higher activity levels and the Exploration & Production division related to acquired assets. These increases were offset in part by exchange rate translation differences and a non-recurring gain (euro 83 million) deriving from the curtailment of the provision for post-retirement benefits existing at 2006 year-end related to obligations towards Italian employees. In fact, effective January 1, 2007, Italian laws modified Italian post-retirement benefits scheme from a defined benefit plan to a defined contribution one. Following this, the provision for Italian employees was reassessed to take account of the exclusion of future salaries and relevant increases from actuarial calculations.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Depreciation, depletion, amortization and impairments

2005	(million euro)	2006	2007	Change	% Ch.

3,945	Exploration & Production	4,646	5,483	837	18.0
684	Gas & Power	687	687
462	Refining & Marketing	434	433	(1)	(0.2)
118	Petrochemicals	124	116	(8)	(6.5)
176	Engineering & Construction	195	248	53	27.2
16	Other activities	6	4	(2)	(33.3)
112	Corporate and financial companies	70	68	(2)	(2.9)
(4)	Unrealized profit in inventory	(9)	(10)	(1)
5,509	Total depreciation, depletion and amortization	6,153	7,029	876	14.2
272	Impairments	268	207	(61)	(22.8)
5,781		6,421	7,236	815	12.7

Depreciation, depletion and amortization charges (euro 7,029 million) increased by euro 876 million, up 14.2%, mainly in the Exploration & Production division (up euro 837 million) related to higher exploratory expenditures (euro 703 million, euro 840 million on a constant exchange rate basis), the consolidation of activities acquired in the Gulf of Mexico and Congo and the impact on amortization charges of an estimated update	of asset retirement obligations for certain Italian and U.S. fields carried out in the preparation of 2006 financial statements, offset in part by exchange rate differences.

Impairment charges for 2007 at euro 207 million regarded mainly mineral assets in the Exploration & Production division and plants and equipment in the Refining & Marketing division.

Operating profit
An analysis of reported operating profits by division is provided below:

2005	(million euro)	2006	2007	Change	% Ch.

12,592	Exploration & Production	15,580	13,788	(1,792)	(11.5)
3,321	Gas & Power	3,802	4,127	325	8.5
1,857	Refining & Marketing	319	729	410	..
202	Petrochemicals	172	74	(98)	(57.0)
307	Engineering & Construction	505	837	332	65.7
(934)	Other activities	(622)	(444)	178	28.6
(377)	Corporate and financial companies	(296)	(217)	79	26.7
(141)	Impact of unrealized profit in inventory	(133)	(26)	107
16,827	Operating profit	19,327	18,868	(459)	(2.4)

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Adjusted operating profit
An analysis of adjusted operating profits by division is provided below:

2005	(million euro)	2006	2007	Change	% Ch.

16,827	Operating profit	19,327	18,868	(459)	(2.4)
(1,210)	Exclusion of inventory holding (gains) losses	88	(620)
1,941	Exclusion of special items	1,075	738
	of which:
290	- non recurring items	239	8
1,651	- other special items	836	730
17,558	Adjusted operating profit	20,490	18,986	(1,504)	(7.3)
	Break-down by division:
12,903	Exploration & Production	15,763	14,051	(1,712)	(10.9)
3,531	Gas & Power	3,882	4,092	210	5.4
1,214	Refining & Marketing	790	329	(461)	(58.4)
261	Petrochemicals	219	90	(129)	(58.9)
314	Engineering & Construction	508	840	332	65.4
(296)	Other activities	(299)	(207)	92	30.8
(228)	Corporate and financial companies	(240)	(183)	57	23.8
(141)	Impact of unrealized profit in inventory	(133)	(26)	107
17,558		20,490	18,986	(1,504)	(7.3)

Adjusted operating profit for 2007 was euro 18,986 million, down euro 1,504 million or 7.3% from 2006. Adjusted operating profit is arrived at by excluding an inventory holding gain of euro 620 million and special charges of euro 738 million net. The main factor affecting this decline was a weaker operating performance reported by:
- the Exploration & Production division (down euro 1,712 million from 2006, or 10.9%), primarily due to a 9.2% appreciation of the euro versus the dollar, lower production sold (down 14.7 mmboe), and rising operating costs and amortization charges taken in connection with exploratory activity. These negative	factors were partly offset by higher realizations in dollars (oil up 12.7%; natural gas up 2.2%).
- the Refining & Marketing division (down euro 461 million; or 58.4%) reflecting lower realized refining margins, mainly for complex refineries, and the appreciation of the euro over the dollar.
- Petrochemicals division (down euro 129 million; or 58.9%), resulting from lower selling margins of commodity chemicals.

These negatives were partly offset by the increased adjusted net profit reported by the Engineering & Construction (up euro 332 million, or 65.4%) and Gas & Power (up euro 210 million or 5.4%) divisions.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Financial income (expense)

2005	(million euro)	2006	2007	Change

(334)	Finance income (expense) related to net borrowings	(207)	(412)	(205)
(419)	Finance expense on short and long-term debt	(463)	(703)	(240)
60	Net interest due to banks	194	236	42
25	Net income from receivables and securities for non-financing operating activities	62	55	(7)
(386)	Income (expense) on derivatives	383	26	(357)
169	Exchange differences, net	(152)	(51)	101
26	Other finance income and expense	21	174	153
	Income from equity instruments		188	188
123	Net income from receivables and securities for financing operating activities and interest on tax credits	136	127	(9)
(109)	Finance expense due to the passage of time (accretion discount)	(116)	(186)	(70)
12	Other	1	45	44
(525)		45	(263)	(308)
159	Finance expense capitalized	116	180	64
(366)		161	(83)	(244)

In 2007 net finance expense (euro 83 million) increased by euro 244 million from 2006 when a net finance income of euro 161 was recorded. This decrease was mainly due to: (i) the recognition of lower gains on the fair value evaluation of certain financial derivatives instruments which do not meet the formal criteria to be assessed as hedges under IFRS, including the ineffective portion of the change in fair value of certain derivatives designed as cash flow hedges. Eni entered into these instruments to hedge the exposure to variability in future cash flows in connection with the acquisitions of proved and unproved upstream properties executed in 2007
(for more details on this issues see the Balance sheet discussion – under the paragraph net working capital); (ii) the increase in net finance expenses as a result of the increase registered in average net borrowings, as well as	the impact of higher interest rates on euro (Euribor up 1.2 percentage points) and dollar loans (Libor up 0.1 percentage points).

These negatives were partly offset by a net gain of euro 188 million recognized in connection with fair value valuation through profit and loss account of both the 20% interest in OAO Gazprom Neft and the related call option guaranteed by Eni to Gazprom related to this interest. This net gain is equal to the remuneration of the capital employed according to the contractual arrangements between the two partners (for more details on this issues see the Balance sheet discussion – under the paragraph "Net working capital").

Net income from investments
The table below sets forth 2007 break-down of net income from investments by division:

2007	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other	Group

Share of gains (losses) from equity-accounted investments	23	449	216	79	6	773
Dividends	143	4	23			170
Net gains on disposal	10			290		300
Other income (expense)		(5)		1	4
	176	448	239	370	10	1,243

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Net income from investments in 2007 were euro 1,243 million and related mainly to: (i) Eni’s share of income of affiliates accounted for with the equity method (euro 773 million), in particular in the Gas & Power, Refining & Marketing and Engineering & Construction divisions;	(ii) net gains on the divestment of interests in Haldor Topsøe AS and Camom Group (totalling euro 290 million) in the Engineering & Construction division; (iii) dividends received by affiliates accounted for at cost (euro 170 million), mainly related to Nigeria LNG Ltd.

The table below sets forth an analysis of net income/losses from investment by type for the periods indicated.

2005	(million euro)	2006	2007	Change

737	Share of gsins (losses) from equity-accounted investments	795	773	(22)
33	Dividends	98	170	72
171	Net gains on disposal	18	300	282
(27)	Other income (expense)	(8)		8
914		903	1,243	340

Income taxes

2005	(million euro)	2006	2007	Change

	Profit before income taxes
5,779	Italy	5,566	5,849	283
11,596	Outside Italy	14,825	14,179	(646)
17,375		20,391	20,028	(363)
	Income taxes
2,206	Italy	2,237	1,798	(439)
5,922	Outside Italy	8,331	7,421	(910)
8,128		10,568	9,219	(1,349)
	Tax rate (%)
38.2	Italy	40.2	30.7	(9.5)
51.1	Outside Italy	56.2	52.3	(3.9)
46.8		51.8	46.0	(5.8)

Income taxes were euro 9,219 million, down euro 1,349 million, or 12.8%, mainly reflecting an adjustment to deferred tax assets and liabilities for Italian subsidiaries relating to certain amendments to the Italian tax regime, including a lower statutory tax rate, enacted by the 2008 Budget Law (euro 394 million), as well as the circumstance that in 2006 deferred tax liabilities were recorded due to changes in the fiscal regimes of Algeria and the United Kingdom and charges regarding disputes on certain tax matters (totalling euro 347 million).
The adjustment to deferred tax assets and liabilities for Italian subsidiaries were recognized in connection with certain amendments to the Italian tax regime enacted by the 2008 Budget Law. These included a lower statutory tax rate (IRES from 33% to 27.5%, IRAP from 4.25% to 3.9%) effective January 1, 2008, and an option regarding the increase of the tax bases of certain tangible and other assets to their carrying amounts by paying a special tax with a rate lower than the statutory tax rate.	The Group tax rate (46%) declined by 5.8 percentage points from 2006 (51.8%) reflecting: (i) a lower share of profit before taxes generated by the Exploration & Production division; (ii) the above mentioned adjustment to deferred tax assets and liabilities for Italian subsidiaries; (iii) the recognition of certain gains on divestment of certain interests which are subject to lower taxation. These positives were partly offset by a higher tax rate recorded in the upstream division.

Adjusted tax rate, calculated as ratio of net profit before taxes to income taxes on an adjusted basis, was 48.7%, in line with 2006 adjusted tax rate.

Minority interest
Minority interest’s share of profit was euro 798 million and related to Snam Rete Gas SpA (euro 268 million) and Saipem SpA (euro 514 million).

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Divisional performance2

Exploration & Production

2005	(million euro)	2006	2007	Change	% Ch.

12,592	Operating profit	15,580	13,788	(1,792)	(11.5)
311	Exclusion of special items	183	263
	of which:
	Non-recurring items		(11)
311	Other special items	183	274
247	- asset impairments	231	226
	- gains on disposal of assets	(61)
57	- risk provisions
7	- provision for redundancy incentives	13	6
	- other		42
12,903	Adjusted operating profit	15,763	14,051	(1,712)	(10.9)
(80)	Net finance income (expense) (a)	(59)	44	103
10	Net income from investments (a)	85	176	91
(6,647)	Income taxes (a)	(8,510)	(7,780)	730
51.8	Tax rate (%)	53.9	54.5	0.6
6,186	Adjusted net profit	7,279	6,491	(788)	(10.8)
	Results also include:
4,101	- amortizations and depreciations	4,776	5,626	850	17.8
	of which:
445	- amortizations of exploratory drilling expenditures and other	820	1,370	550	67.1
173	- amortizations of geological and geophysical exploration expenses	255	407	152	59.6

(a)	Excluding special items.

The adjusted operating profit for the year was euro 14,051 million, down euro 1,712 million from one year ago, reflecting: (i) the effect of the appreciation of the euro over the dollar (approximately euro 1,400 million); (ii) lower sold production volumes (down 14.7 mmboe); (iii) an increase in exploration expense (euro 703 million; euro 840 million on a constant basis); (iv) rising operating costs reflecting the impact of sector-specific inflation and higher amortization and depreciation charges. These negatives were partly offset by lower realizations in dollars (oil up 12.7%, natural gas up 2.2%).
Liquids and gas realizations for 2007 increased on average by 8.8% in dollar terms. Oil realizations increased more than the marker Brent (up 11.3%),	benefiting from a reduction in sour crude discounts in the market place.

Adjusted net profit of euro 6,491 million declined by euro 788 million, down 10.8% from 2006 due to a weaker operating performance and an increased adjusted tax rate (from 53.9% to 54.5%), reflecting the impact of changes in the fiscal regimes in Algeria enacted in the second half of 2006. These negative factors were partly offset by better earnings reported by certain affiliates, particularly the Nigeria LNG affiliate which operates the Bonny liquefaction plant in Nigeria.
Special charges excluded by the adjusted operating profit of euro 263 million primarily related to the impairment of mineral assets.

(2)	For a detailed explanation of adjusted operating profit and net profit see page 68.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Gas & Power

2005	(million euro)	2006	2007	Change	% Ch.

3,321	Operating profit	3,802	4,127	325	8.5
(127)	Exclusion of inventory holding (gains) losses	(67)	44
337	Exclusion of special items	147	(79)
	of which:
290	Non-recurring items	55	(61)
47	Other special items	92	(18)
31	- environmental provisions	44	15
1	- asset impairments	51
6	- risk provisions
8	- provision for redundancy incentives	37	38
1	- other	(40)	(71)
3,531	Adjusted operating profit	3,882	4,092	210	5.4
1,777	Market and Distribution	2,062	2,202	140	6.8
1,162	Transport in Italy	1,087	1,114	27	2.5
448	International transportation	579	585	6	1.0
144	Power generation (a)	154	191	37	24.0
37	Net finance income (expense) (b)	16	11	(5)
370	Net income from investments (b)	489	420	(69)
(1,386)	Income taxes (b)	(1,525)	(1,587)	(62)
35.2	Tax rate (%)	34.8	35.1	0.3
2,552	Adjusted net profit	2,862	2,936	74	2.6

(a)	Starting on January 1, 2007, results from marketing of electricity have been included in results from market and distribution activities following an internal reorganization. As a consequence of this, electricity generation activity conducted by EniPower subsidiary comprises only results from production of electricity. Prior yearly results have not been restated.
(b)	Excluding special items.

Adjusted operating profit for 2007 increased by euro 210 million to euro 4,092 million, up 5.4%, notwithstanding the occurrence of unusually mild winter weather conditions resulting in lower volumes sold by consolidated subsidiaries (down 0.93 bcm, or 1.1%). The higher result was driven by (i) a positive development with Italy’s regulatory framework on gas pricing to residential clients, reflecting a more favourable indexation mechanism of the raw material cost component as established by the Authority for Electricity and Gas with Resolution No. 79/2007, changing the regime in force in the first half of 2006 as established by Resolution No. 248/2004; (ii) higher supply costs incurred in the previous year caused by harsh weather during the 2005-2006	winter; (iii) a positive performance achieved by the regulated business in Italy (gas transportation and distribution).

Adjusted net profit for 2007 was euro 2,936 million, representing an increase of euro 74 million, up 2.6%, over 2006 due to higher adjusted operating profit.
Special net gains excluded from the adjusted operating profit were euro 79 million mainly related to the recognition of a receivable from the Italian Sicily Region on positive developments with a litigation about an environmental tax levied by the Region on the ownership of pipelines in 2002 (euro 71 million).

Other performance indicators
Follows a breakdown of the proforma adjusted EBITDA by business:

(million euro)	2006	2007	Change	% Ch.

Adjusted EBITDA	4,896	5,077	181	3.7
Supply & Marketing	2,378	2,435	57	2.4
Regulated Business	1,222	1,289	67	5.5
International Transportation	1,009	1,028	19	1.9
Power Generation	287	325	38	13.2

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit on a pro forma basis.
This performance indicator, which is not a GAAP measure under either IFRS or U.S. GAAP, includes:
- Adjusted EBITDA of Eni’s wholly owned subsidiaries.
- Eni’s share of adjusted EBITDA of Snam Rete Gas (56%, taking into account the amount of own shares purchased by Snam Rete Gas), which is fully consolidated when preparing consolidated financial statements in accordance with IFRS.	- Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRS purposes.
Management also evaluates performance in Eni’s Gas & Power division on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

Refining & Marketing

2005	(million euro)	2006	2007	Change	% Ch.

1,857	Operating profit	319	729	410	..
(1,064)	Exclusion of inventory holding (gains) losses	215	(658)
421	Exclusion of special items	256	258
	of which:
	Non-recurring items	109	35
421	Other special items	147	223
337	- environmental provisions	111	128
5	- asset impairments	14	58
69	- risk provisions	8	9
22	- provision for redundancy incentives	47	31
(12)	- other	(33)	(3)
1,214	Adjusted operating profit	790	329	(461)	(58.4)
231	Net income from investments (a)	184	126	(58)
(500)	Income taxes (a)	(345)	(136)	209
34.6	Tax rate (%)	35.4	29.9	(5.5)
945	Adjusted net profit	629	319	(310)	(49.3)

(a)	Excluding special items.

Adjusted operating profit for 2007 was euro 329 million, down euro 461 million from 2006, or 58.4%, due mainly to weaker operating performance delivered by the refining business on the back of an unfavourable trading environment for Eni’s complex refineries, lowering margins for many of the company’s secondary products (such as base lubricants and bitumen) as the prices for these products did not increase in proportion to the costs of the feedstock used to produce them and the appreciation of the euro over the dollar.
Marketing activities in Italy also reported a lower operating profit mainly due to: (i) lower retail margins; (ii) a decline in wholesale business result due to lower margins and volumes marketed (down 1.8%), the latter	also reflecting unusually mild winter weather in the first quarter of 2007 causing lower sales of home-heating fuels.

Adjusted net profit for 2007 was euro 319 million, down euro 310 million, or 49.3%.
Special charges (euro 258 million, net) excluded from the adjusted operating profit related mainly to environmental provisions, impairment of assets, a risk provision against an ongoing antitrust proceeding before the European authorities and redundancy incentives.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Petrochemicals

2005	(million euro)	2006	2007	Change	% Ch.

202	Operating profit	172	74	(98)	(57.0)
(19)	Exclusion of inventory holding (gains) losses	(60)	(6)
78	Exclusion of special items	107	22
	of which:
	Non-recurring items	13	(2)
78	Other special items	94	24
29	- asset impairments	50
53	- risk provisions	31
4	- provision for redundancy incentives	19	24
(8)	- other	(6)
261	Adjusted operating profit	219	90	(129)	(58.9)
	Net finance income (expense) (a)		1	1
3	Net income from investments (a)	2	1	(1)
(37)	Income taxes (a)	(47)	(35)	12
227	Adjusted net profit	174	57	(117)	(67.2)

(a)	Excluding special items.

Adjusted operating profit in 2007 decreased by euro 129 million from 2006 to euro 90 million due mainly to lower selling margins of commodity chemicals, in particular the margin on cracker and on aromatic products (paraxilene), reflecting a sharp increase in the cost of oil-based feedstock which was not fully transferred to final selling prices, particularly in the fourth quarter 2007. This negative was partly offset by higher production and sales volumes compared to 2006 when	an accident occurred at the Priolo refinery in April which heavily impacted performance.

Adjusted net profit decreased by euro 117 million to euro 57 million (down 67.2%).
Special charges excluded from the adjusted operating profit (euro 22 million) related mainly to provisions for employees redundancy incentives.

Engineering & Construction

2005	(million euro)	2006	2007	Change	% Ch.

307	Operating profit	505	837	332	65.7
7	Exclusion of special items	3	3
	of which:
	Non-recurring items		(4)
7	Other special items	3	7
4	- asset impairments	1
3	- provision for redundancy incentives	2	7
314	Adjusted operating profit	508	840	332	65.4
141	Net income from investments (a)	66	80	14
(127)	Income taxes (a)	(174)	(262)	(88)
328	Adjusted net profit	400	658	258	64.5

(a)	Excluding special items.

Adjusted operating profit for 2007 was euro 840 million, up euro 332 million from 2006, or 65.4%, due to a better operating performance recorded in all business areas, particularly the best performances were registered in the Offshore and Onshore construction businesses due to higher activity levels and improved margins.	Adjusted net profit for 2007 was euro 658 million, up euro 258 million from 2006 due to a better operating performance also on part of certain equity-accounted affiliates.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Other activities

2005	(million euro)	2006	2007	Change	% Ch.

(934)	Operating profit	(622)	(444)	178	28.6
638	Exclusion of special items	323	237
	of which:
	Non-recurring items	62	61
638	Other special items	261	176
413	- environmental provisions	126	210
75	- asset impairments	22	6
130	- risk provision	75	13
6	- provision for redundancy incentives	17	18
14	- other	21	(71)
(296)	Adjusted operating profit	(299)	(207)	92	30.8
	Net finance income (expense) (a)	(7)	(8)	(1)
(1)	Net income from investments (a)	5	5
(297)	Adjusted net profit	(301)	(210)	91	30.2

(a)	Excluding special items.

Adjusted net loss of euro 210 million improved decreased by euro 91 million from 2006.
Special charges excluded from operating losses of euro 237 million related mainly to environmental charges (euro 210 million) and provisions to the risk reserve related to an	antitrust proceeding pending before European authorities, partly offset by a gain recognized upon settlement of certain contractual issues with Dow Chemical.

Corporate and financial companies

2005	(million euro)	2006	2007	Change	% Ch.

(377)	Operating profit	(296)	(217)	79	26.7
149	Exclusion of special items	56	34
	of which:
	Non-recurring items		(10)
149	Other special items	56	44
54	- environmental provisions	11	12
2	- asset impairments
64	- risk provision
29	- provision for redundancy incentives	43	32
	- other	2
(228)	Adjusted operating profit	(240)	(183)	57	23.8
(296)	Net finance income (expense) (a)	205	(154)	(359)
23	Net income from investments (a)		4	4
359	Income taxes (a)	89	192	103
(142)	Adjusted net profit	54	(141)	(195)	..

(a)	Excluding special items.

The aggregate Corporate and financial companies reported an adjusted operating loss of euro 183 million (euro 240 million in 2006) excluding special charges of euro 34 million (euro 56 million in 2006) related mainly to provision for redundancy incentives.	The adjusted operating loss (euro 141 million) increased by euro 195 million from 2006 reflecting the negative impact of the financing performance as a result of the increase registered in average net borrowings.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment. The taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, to which the Italian statutory tax rate of 33% is applied.
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.
The following is a description of items which are excluded from the calculation of adjusted results.
Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-	recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of abovementioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division).
Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

2007

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	13,788	4,127	729	74	837	(444)	(217)	(26)	18,868
Exclusion of inventory holding (gains) losses		44	(658)	(6)					(620)
Exclusion of special items
of which:
Non-recurring (income) charges	(11)	(61)	35	(2)	(4)	61	(10)		8
Other special (income) charges:	274	(18)	223	24	7	176	44		730
environmental charges		15	128			210	12		365
asset impairments	226		58			6			290
risk provisions			9			13			22
provision for redundancy incentives	6	38	31	24	7	18	32		156
other	42	(71)	(3)			(71)			(103)
Special items of operating profit	263	(79)	258	22	3	237	34		738
Adjusted operating profit	14,051	4,092	329	90	840	(207)	(183)	(26)	18,986
Net financial (expense) income (a)	44	11		1		(8)	(154)		(106)
Net income from investments (a)	176	420	126	1	80	5	4		812
Income taxes (a)	(7,780)	(1,587)	(136)	(35)	(262)		192	10	(9,598)
Tax rate (%)	54.5	35.1	29.9						48.7
Adjusted net profit	6,491	2,936	319	57	658	(210)	(141)	(16)	10,094
of which:
- adjusted net profit of Minority interest									624
- Eni’s adjusted net profit									9,470

Eni’s reported net profit									10,011
Exclusion of inventory holding (gains) losses									(499)
Exclusion of special items									(42)
Non-recurring (income) charges									35
Other special (income) charges									(77)
Eni’s adjusted net profit									9,470

(a)	Excluding special items.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

2006

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses		(67)	215	(60)					88
Exclusion of special items
of which:
Non-recurring (income) charges		55	109	13		62			239
Other special (income) charges:	183	92	147	94	3	261	56		836
environmental charges		44	111			126	11		292
asset impairments	231	51	14	50	1	22			369
gains on disposal of assets	(61)								(61)
provisions to the reserve for contingencies			8	31		75			114
provision for redundancy incentives	13	37	47	19	2	17	43		178
other		(40)	(33)	(6)		21	2		(56)
Special items of operating profit	183	147	256	107	3	323	56		1,075
Adjusted operating profit	15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net financial (expense) income (a)	(59)	16				(7)	205		155
Net income from investments (a)	85	489	184	2	66	5			831
Income taxes (a)	(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)
Tax rate (%)	53.9	34.8	35.4						48.7
Adjusted net profit	7,279	2,862	629	174	400	(301)	54	(79)	11,018
of which:
- adjusted net profit of Minority interest									606
- Eni’s adjusted net profit									10,412

Eni’s reported net profit									9,217
Exclusion of inventory holding (gains) losses									33
Exclusion of special items									1,162
Non-recurring (income) charges									239
Other special (income) charges									923
Eni’s adjusted net profit									10,412

(a)	Excluding special items.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

2005

(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Exclusion of inventory holding (gains) losses		(127)	(1,064)	(19)					(1,210)
Exclusion of special items
of which:
Non-recurring (income) charges		290							290
Other special (income) charges:	311	47	421	78	7	638	149		1,651
environmental charges		31	337			413	54		835
asset impairments	247	1	5	29	4	75	2		363
provisions to the reserve for contingencies			39	36		126			201
increase insurance charges	57	6	30	17		4	64		178
provision for redundancy incentives	7	8	22	4	3	6	29		79
other		1	(12)	(8)		14			(5)
Special items of operating profit	311	337	421	78	7	638	149		1,941
Adjusted operating profit	12,903	3,531	1,214	261	314	(296)	(228)	(141)	17,558
Net financial (expense) income (a)	(80)	37					(296)		(339)
Net income from investments (a)	10	370	231	3	141	(1)	23		777
Income taxes (a)	(6,647)	(1,386)	(500)	(37)	(127)		359	52	(8,286)
Tax rate (%)	51.8	35.2	34.6						46.0
Adjusted net profit	6,186	2,552	945	227	328	(297)	(142)	(89)	9,710
of which:
- adjusted net profit of Minority interest									459
- Eni’s adjusted net profit									9,251

Eni’s reported net profit									8,788
Exclusion of inventory holding (gains) losses									(759)
Exclusion of special items									1,222
Non-recurring (income) charges									290
Other special (income) charges									932
Eni’s adjusted net profit									9,251

(a)	Excluding special items.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Breakdown of special items

2005	(million euro)	2006	2007

290	Non-recurring charges (income)	239	8
	of which:
	- curtailment recognized of the reserve for post-retirement benefits for Italian employees		(83)
290	- provisions and utilizations against on antitrust proceedings and regulations	239	91
1,651	Other special charges (income):	836	730
835	environmental charges	292	365
363	asset impairments	369	290
	gains on disposal of property, plant and equipment	(61)
379	risk provisions	114	22
79	provisions for redundancy incentives	178	156
(5)	other	(56)	(103)
1,941	Special items of operating profit	1,075	738
27	Net finance (expense) income	(6)	(23)
(137)	Net income from investments	(72)	(321)
	of which:
(132)	- gain on the disposal of Italiana Petroli (IP)
	- gain on Galp Energia SGPS SA (divestment of assets to Rede Electrica National)	(73)
	- gain on divestment of Haldor Topsøe AS and Camom SA		(290)
(609)	Income taxes	165	(610)
	of which:
	- adjustment to deferred tax for Italian subsidiaries		(394)
	- supplemental tax rate UK	91
	- wind-fall tax Algeria	179
	- tax proceeding in Venezuela	77
1,222	Total special items of net profit	1,162	(216)
	attributable to:
	- Minority interest		(174)
	- Eni		(42)

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Summarized Group Balance Sheet

Summarized Group Balance Sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this Summarized Group Balance Sheet is useful information in assisting investors	to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group balance sheet (a)

(million euro)	Dec. 31, 2006	Dec. 31, 2007	Change

Fixed assets
Property, plant and equipment	44,312	50,137	5,825
Other assets	629	563	(66)
Inventories - compulsory stock	1,827	2,171	344
Intangible assets	3,753	4,333	580
Equity-accounted investments and other investments	4,246	6,111	1,865
Financing receivables and securities related to operations	557	725	168
Net payables related to capital expenditures	(1,090)	(1,191)	(101)
	54,234	62,849	8,615
Net working capital
Inventories	4,752	5,435	683
Trade receivables	15,230	15,609	379
Trade payables	(10,528)	(11,092)	(564)
Tax payables and provision for net deferred tax liabilities	(5,396)	(4,412)	984
Provisions	(8,614)	(8,486)	128
Other current assets and liabilities:
Equity instruments		2,476	2,476
Other (b)	(641)	(2,600)	(1,959)
	(5,197)	(3,006)	2,191
Provisions for employee post-retirement benefits	(1,071)	(935)	136
Net assets held for sale including related net borrowings		286	286
CAPITAL EMPLOYED, NET	47,966	59,194	11,228
Shareholder’ equity:
- Eni shareholder’s equity	39,029	40,428	1,399
- Minority interest	2,170	2,439	269
	41,199	42,867	1,668
Net borrowings	6,767	16,327	9,560
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	47,966	59,194	11,228

(a)	For a reconciliation to the statutory balance sheet see the paragraph “Reconciliation of summarized group balance sheet and summarized group cash flow statement to statutory schemes” pages 80-81.
(b)	Include receivables and securities for financing operating activities for euro 248 million at December 31, 2007 (euro 245 million at December 31, 2006) and securities covering technical reserves of Eni’s insurance activities for euro 368 million (euro 417 million at December 31, 2006).

Year end currency translation effects reduced the carrying amounts of net capital employed, shareholders’ equity and net borrowings by approximately euro 2,850 million, euro 2,000 million and euro 850 million, respectively, compared to 2006 year end amounts. This reduction was mainly driven by the appreciation of the euro over the dollar (at December 31, 2007	the euro/US$ exchange rate was 1.472 as compared to 1.317 at December 31, 2006, up 11.8%).

At December 31, 2007, net capital employed totalled euro 59,194 million, representing an increase of euro 11,228 million from December 31, 2006.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Fixed assets
Fixed assets totalled euro 62,849 million, representing an increase of euro 8,615 million from December 31, 2006 (euro 54,234 million) due to capital expenditures (euro 10,593 million) and acquisition of assets and investments (euro 7,138 million), partly offset by depreciation, depletion, amortization and impairments charges (euro 7,236 million) and currency translation effects.

Other assets included the expropriated assets relating to the Dación oilfield in Venezuela, with a carrying amount of $829 million (corresponding to euro 563 million at the December 31, 2007 euro/US $ exchange rate). The expropriation took place on April 1, 2006 by the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) which has been conducting operations since this date. In February 2008 Eni has reached a settlement agreement with the Republic of Venezuela thus terminating the dispute for the Dación field. Under the terms of the settlement agreement, Eni will receive a cash compensation to be paid in seven yearly instalments. This cash compensation is not subject to taxation and yields interest income from the date of the settlement. The net present value of this cash compensation is in line with the book value of assets, net of the related provisions. Consequently, Eni dropped the international arbitration proceeding commenced in 2006 against PDVSA.

The item Investments comprises a 60% interest in Arctic Russia BV (the former Eni Russia BV) which owns a 100% interest in three Russian companies acquired on April 4, 2007 in partnership with Enel (Eni 60%, Enel 40%), following award of a bid for Lot 2 in the Yukos liquidation procedure. These three companies – OAO Arctic Gas, OAO Urengoil and OAO Neftegaztechnologiya – are engaged in exploration and development of gas reserves. Eni and Enel granted to Gazprom a call option to acquire a 51% interest in these acquired companies to be exercisable by Gazprom within 24 months starting from the acquisition date. Eni evaluates the investment in Arctic Russia BV under the equity method as it jointly controls the three entities based on ongoing contractual arrangements, therefore exercising significant influence in the financial and operating policy decisions of the investees. This 60% interest corresponds to the present ownership interest of Eni in the acquired companies determined by not taking into account the eventual exercise of the call option by Gazprom.	Net working capital
At December 31, 2007, net working capital totalled euro -3,006 million, representing an increase of euro 2,191 million from December 31, 2006 mainly due to:
(i) The acquisition of a 20% interest in the Russian company OAO Gazprom Neft (see the following paragraph “Equity instruments”).
(ii) The impact of higher year end prices in euro for oil and petroleum products on the evaluation of inventories at the weighted average cost.
(iii) A decrease recorded in tax payable and provision for net deferred tax liabilities mainly reflecting an adjustment to deferred tax assets and liabilities for Italian subsidiaries relating to certain amendments to the Italian tax regime and lower current taxes.
(iv) A receivable upon a dividend approved by OAO Gazprom Neft on June 22, 2007; this dividend has not yet been distributed.
These increases were partly offset by a loss of euro 2,248 million (euro 1,383 million net of taxes) recognized on the fair value evaluation of certain derivative financial instruments Eni entered into to hedge the exposure to variability in future cash flows[3] deriving from marketing an amount of Eni’s proved reserves equal to 2% of proved reserves as of December 31, 2006 (corresponding to approximately 125.7 mmboe). These hedging transactions were undertaken in connection with the acquisitions executed in 2007 of proved and unproved properties in Congo and in the Gulf of Mexico. Eni put in place certain forward sale contracts at a fixed price and call and put options with the same date of exercise. These options can be exercised in presence of crude oil market prices higher or lower compared with preset contractual prices. The ineffective portion of the change in fair value of these derivatives arising from market price fluctuations within the range provided by these call and put options (the time value component) was recognized in the profit and loss account under the item net finance expenses (down euro 52 million).

The item Equity instruments comprises the carrying amount of a 20% interest in OAO Gazprom Neft acquired on April 4, 2007 following finalization of a bid within the Yukos liquidation procedure. This entity is currently listed at the London Stock Exchange where approximately 5% of the share capital is traded. This accounting classification reflects the circumstance that Eni granted to Gazprom a call option on the entire 20% interest to be exercisable by Gazprom within 24 months starting from the acquisition date, at a price of $3.7 billion equalling the bid price, as modified by subtracting dividends received and adding possible

(3)	Cash flow hedge.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

share capital increases, a contractual remuneration of 9.4% on the capital employed and financing collateral expenses. In accordance with the fair value option provided for by IAS 39, Eni recognized the change in fair value of this 20% interest in OAO Gazprom Neft through the profit or loss instead of net equity. Eni elected this way in order to eliminate a recognition inconsistency that would otherwise arise from measuring the equity instrument and the related call option on different bases. In fact, the call option granted to Gazprom is measured at fair value through profit or loss being a derivative instrument. Consequently, the carrying amount of this equity instrument is determined based on its fair value as expressed by current quoted market prices, as reduced by the fair value amount of the	relevant call option, thus equalling the option strike price as of December 31, 2007.

Net assets held for sale including related net borrowings were euro 286 million and related to: (i) the Engineering & Construction division’s 30% stake in GTT (Gaztransport et Technigaz sas) and 20% stake in Fertinitro (Fertlizantes Nitrogenados de Oriente). GTT is a company owning a patent for the construction of tanks to transport LNG. Fertinitro is specialized in the production of fertilizers; (ii) Padana Assicurazioni SpA.

The share of the Exploration & Production, Gas & Power and Refining & Marketing divisions on net capital employed was 89% (90% at December 31, 2006).

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied	on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect.

2007	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,491	2,936	319	10,094
Exclusion of after-tax finance expenses/interest income	-	-	-	174
Adjusted net profit unlevered	6,491	2,936	319	10,268
Adjusted capital employed, net
- at the beginning of period	18,590	18,906	5,631	47,966
- at the end of period	24,643	20,547	7,149	58,695
Adjusted average capital employed, net	21,617	19,727	6,390	53,331
Adjusted ROACE (%)	30.0	14.9	5.0	19.3

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60% interest by Eni as of	December 31, 2007, the ROACE of the Group and of the Exploration & Production division would stand respectively at 19.9% and 32.5%.

2006	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,279	2,862	629	11,018
Exclusion of after-tax finance expenses/interest income	-	-	-	46
Adjusted net profit unlevered	7,279	2,862	629	11,064
Adjusted capital employed, net
- at the beginning of period	20,206	18,978	5,993	49,692
- at the end of period	18,590	18,864	5,766	47,999
Adjusted average capital employed, net	19,398	18,921	5,880	48,846
Adjusted ROACE (%)	37.5	15.1	10.7	22.7

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

2005	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,186	2,552	945	9,710
Exclusion of after-tax finance expenses/interest income	-	-	-	42
Adjusted net profit unlevered	6,186	2,552	945	9,752
Adjusted capital employed, net
- at the beginning of period	17,954	18,387	5,081	45,983
- at the end of period	20,206	18,898	5,326	48,933
Adjusted average capital employed, net	19,080	18,643	5,204	47,458
Adjusted ROACE (%)	32.4	13.7	18.2	20.5

Net borrowings and leverage

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in	order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)	Dec. 31, 2006	Dec. 31, 2007	Change

Total debt	11,699	19,830	8,131
- Short-term debt	4,290	8,500	4,210
- Long-term debt	7,409	11,330	3,921
Cash and cash equivalent	(3,985)	(2,114)	1,871
Securities not related to operations	(552)	(174)	378
Non-operating financing receivables	(395)	(1,215)	(820)
Net borrowings	6,767	16,327	9,560
Shareholders’ equity including minority interest	41,199	42,867	1,668
Leverage	0.16	0.38	0.22

Net borrowings at December 31, 2007 were euro 16,327 million, representing an increase of euro 9,560 million from December 31, 2006.

Debts and bonds amounted to euro 19,830 million, of which euro 8,500 million were short-term (including the portion of long-term debt due within 12 months for euro 737 million) and euro 11,330 million were long-term.	At December 31, 2007, leverage – ratio between net borrowings and shareholders’ equity – was 0.38 compared with 0.16 at December 31, 2006. Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni as of December 31, 2007, leverage would stand at 0.31.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Changes in shareholders’ equity

(million euro)

Shareholders’ equity at December 31, 2006		41,199
Net profit for the year	10,809
Reserve for cash flow hedges	(1,370)
Dividends paid by Eni to shareholders	(4,583)
Dividends paid by consolidated subsidiaries to shareholders	(289)
Shares repurchased	(680)
Treasury shares attributed against employee share incentive schemes	55
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas/Saipem)	(201)
Exchange differences from translation of financial statements denominated in currencies other than euro	(1,948)
Other changes	(93)
Total changes		1,668
Shareholders’ equity at December 31, 2007		42,867
Attributable to:
- Eni		40,428
- Minority interest		2,439

Shareholders’ equity at December 31, 2007 (euro 42,867 million) increased by euro 1,668 million from December 31, 2006, mainly due to net profit for the year (euro 10,809 million), offset in part by the payment of dividends, losses upon fair value evaluation of certain cash flow	hedges taken to reserve (euro 1,370 million net of the related tax effect for euro 867 million), the purchase of own shares and the impact of currency translation differences.

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(million euro)	2006	2007	Dec. 31, 2006	Dec. 31, 2007

As recorded in Eni SpA’s Financial Statements	5,821	6,600	26,935	28,926
Difference between the equity value of individual accounts of consolidated subsidiaries with respect to the corresponding book value in the statutory accounts of the parent company	3,823	4,122	16,136	16,320
Consolidation adjustments:
- difference between purchase cost and underlying book value of net equity	(52)	(1)	1,138	1,245
- elimination of tax adjustments and compliance with group accounting policies	627	649	(1,435)	(1,235)
- elimination of unrealized intercompany profits	(237)	(435)	(2,907)	(3,383)
- deferred taxation	(195)	(97)	1,244	711
- other adjustments	36	(29)	88	283
	9,823	10,809	41,199	42,867
Minority interest	(606)	(798)	(2,170)	(2,439)
As recorded in Consolidated Financial Statements	9,217	10,011	39,029	40,428

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Summarized cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by	adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.
The free cash flow is a non-GAAP measure of financial performance.

Summarized Group cash flow statement (a)

2005	(million euro)	2006	2007	Change

9,247	Net profit	9,823	10,809	986
	Adjustments to reconcile to cash generated from operating profit before changes in working capital:
6,518	- amortization and depreciation and other non monetary items	5,753	6,346	593
(220)	- net gains on disposal of assets	(59)	(309)	(250)
8,471	- dividends, interest, taxes and other changes	10,435	8,850	(1,585)
24,016	Net cash generated from operating profit before changes in working capital	25,952	25,696	(256)
(2,422)	Changes in working capital related to operations	(1,024)	(1,667)	(643)
(6,658)	Dividends received, taxes paid, interest (paid) received during the period	(7,927)	(8,512)	(585)
14,936	Net cash provided by operating activities	17,001	15,517	(1,484)
(7,414)	Capital expenditures	(7,833)	(10,593)	(2,760)
(127)	Investments and purchase of consolidated subsidiaries and businesses	(95)	(9,665)	(9,570)
542	Disposals	328	659	331
293	Other cash flow related to capital expenditures, investments and disposals	361	(35)	(396)
8,230	Free cash flow	9,762	(4,117)	(13,879)
(109)	Borrowings (repayment) of debt related to financing activities	216	(479)	(695)
(540)	Changes in short and long-term financial debt	(682)	8,761	9,443
(7,284)	Dividends paid and changes in minority interests and reserves	(6,443)	(5,836)	607
33	Effect of changes in consolidation and exchange differences	(201)	(200)	1
330	NET CASH FLOW FOR THE PERIOD	2,652	(1,871)	(4,523)

Changes in net borrowings

2005	2006	2007	Change

8,230	Free cash flow	9,762	(4,117)	(13,879)
(19)	Net borrowings of acquired companies		(244)	(244)
21	Net borrowings of divested companies	1		(1)
(980)	Exchange differences on net borrowings and other changes	388	637	249
(7,284)	Dividends paid and changes in minority interests and reserves	(6,443)	(5,836)	607
(32)	CHANGE IN NET BORROWINGS	3,708	(9,560)	(13,268)

(a)	For a reconciliation to the statutory statement of cash flows see paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows statement to statutory schemes” pages 82-83.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Cash inflow generated by operating activities (euro 15,517 million) and cash from divestments (euro 659 million) partly absorbed cash outflows related to: (i) capital and exploratory expenditures (euro 10,593 million); (ii) the acquisition of investments and businesses (euro 9,909 million, including acquired net borrowings) mainly relating to the 20% interest in OAO Gazprom Neft and 60% interest in three Russian companies engaged in developing natural gas following finalization of a bid procedure for ex-Yukos assets (euro 3.73 billion), the purchase of Dominion Resources upstream assets in the Gulf of Mexico (approximately euro 3.5 billion), the purchase of oil producing assets onshore Congo (approximately euro 1 billion), the purchase of a 24.9% interest in Burren Energy (euro 0.6 billion) and the acquisition of downstream oil assets (euro 0.4 billion);
(iii) dividend payments (euro 4,872 million); (iv) the repurchase of own shares for euro 1,038 million.

Dividends paid and changes in minority interest and reserves (euro 5,836 million) mainly related to: (i) dividend	payments by the parent company Eni SpA (euro 4,583 million), relating to the balance of the 2006 dividend (euro 2,384 million) and the 2007 interim dividend (euro 2,199 million), and by Snam Rete Gas SpA and Saipem SpA (euro 211 million and euro 71 million respectively); (ii) the repurchase of own shares by Eni SpA for euro 680 million, and by other listed subsidiaries (Snam Rete Gas SpA and Saipem SpA, totalling euro 358 million) for a total amount of euro 1,038 million (euro 965 million considering treasury shares attributed against employee share incentive schemes).

From January 1 to December 31, 2007, a total of 27.56 million own shares were purchased by the company for a total amount of euro 680 million (representing an average cost of euro 24.694 per share). Since the inception of the share buy-back programme (September 1, 2000), Eni has repurchased 362.56 million shares, equal to 9,05% of outstanding capital stock, at a total cost of euro 6,193 million (representing an average cost of euro 17.081 per share).

Capital expenditure

2005	(million euro)	2006	2007	Change	% Ch.

4,965	Exploration & Production	5,203	6,625	1,422	27.3
1,152	Gas & Power	1,174	1,366	192	16.4
656	Refining & Marketing	645	979	334	51.8
112	Petrochemicals	99	145	46	46.5
349	Engineering & Construction	591	1,410	819	..
48	Other activities	72	59	(13)	(18.1)
132	Corporate and financial companies	88	108	20	22.7
	Impact of unrealized profit in inventory	(39)	(99)	(60)
7,414	Capital expenditures	7,833	10,593	2,760	35.2

Capital expenditures in 2007 amounted to euro 10,593 million (euro 7,833 million in 2006), of which 84.7% related to the Exploration & Production, Gas & Power and Refining & Marketing divisions, and concerned mainly:
  Development activities (euro 4,788 million) deployed mainly in Kazakhstan, Egypt, Angola, Italy and Congo;
  Exploration projects (euro 1,659 million) of which 94% was spent outside Italy, primarily in the Gulf of Mexico, Egypt, Norway, Nigeria and Brazil;
  Development and upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 886 million) and upgrading of natural gas import pipelines to Italy (euro 253 million);

  Ongoing construction of combined cycle power plants (euro 175 million);
  The Refining & Marketing division (euro 979 million) for projects aimed at upgrading the conversion capacity and flexibility of refineries, including construction of a new hydrocracking unit at the Sannazzaro refinery, building of new service stations and upgrading of existing ones;
  Upgrading of the fleet used in the Engineering & Construction division (euro 1,410 million).

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Reconciliation of summarized Group balance sheet and statement of cash flows to statutory schemes

Summarized Group balance sheet

(million euro)	December 31, 2006	December 31, 2007

Items of summarized Group balance sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment			44,312		50,137
Other assets			629		563
Inventories - compulsory stock			1,827		2,171
Intangible assets			3,753		4,333
Equity-accounted investments and other investments			4,246		6,111
Receivables and securities for financing operating activities	(see note 3 and note 13)		557		725
Net payables related to capital expenditures, made up of:			(1,090)		(1,191)
Receivables related to capital expenditures/disposals	(see note 3)	100		125
Receivables related to capital expenditures/disposals	(see note 15)	2		7
Payables related to capital expenditures	(see note 17)	(1,166)		(1,301)
Payables related to capital expenditures	(see note 25)	(26)		(22)
Total fixed assets			54,234		62,849
Net working capital
Inventories			4,752		5,499
Trade receivables	(see note 3)		15,230		15,609
Trade payables	(see note 17)		(10,528)		(11,092)
Tax payables and provisions for net deferred tax liabilities, made up of:			(5,396)		(4,412)
Income tax payables		(1,640)		(1,688)
Other tax payables		(1,190)		(1,383)
Deferred tax liabilities		(5,852)		(5,471)
Other tax liabilities	(see note 25)			(215)
Current tax assets		116		703
Other current tax assets		542		833
Deferred tax assets		1,725		1,915
Other tax assets	(see note 15)	903		894
Provisions			(8,614)		(8,486)
Other current assets and liabilities
Equity instruments					2,476
Other, made up of:			(641)		(2,600)
Securities for financing operating activities	(see note 2)	420		259
Receivables for financing operating activities	(see note 3)	242		357
Other receivables	(see note 3)	3,080		3,568
Other (current) assets		855		1,080
Other receivables and other assets	(see note 15)	89		209
Advances, other payables	(see note 17)	(4,301)		(4,723)
Other (current) liabilities		(634)		(1,556)
Other payables and other liabilities	(see note 25)	(392)		(1,794)
Total net working capital			(5,197)		(3,006)
Provisions for employee post-retirement benefits			(1,071)		(935)
Net assets held for sale including related net borrowings, made up of:					286
Assets held for sale				383
Liabilities directly associated to assets held for sale				(97)
CAPITAL EMPLOYED, NET			47,966		59,194

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

continued Summarized Group balance sheet

(million euro)	December 31, 2006	December 31, 2007

Items of summarized Group balance sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

CAPITAL EMPLOYED, NET			47,966		59,194
Shareholders’ equity including minority interest			41,199		42,867
Net borrowings
Total debt, made up of:			11,699		19,830
Non current debt		7,409		11,330
Current portion of non current debt		890		737
Current financial liabilities		3,400		7,763
less:
Cash and cash equivalents			(3,985)		(2,114)
Securities not related to operations	(see note 2)		(552)		(174)
Non-operating financing receivables, made up of:			(395)		(1,215)
Trade receivables for non-operating purposes	(see note 3)	(143)		(990)
Financial assets made for non-operating purposes	(see note 13)	(252)		(225)
Total net borrowings (a)			6,767		16,327
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			47,966		59,194

(a)	For details on net borrowings see also Note No. 21 to the consolidated consolidated financial statements.

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

Summarized Group Cash Flow Statement

(million euro)	2006	2007

Items of Summarized Group Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme

Net profit		9,823		10,809
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
amortization and depreciation and other non monetary items		5,753		6,346
amortization and depreciation	6,153		7,029
writedowns (revaluations) net	(386)		(494)
net change in the reserve for contingencies	(86)		(122)
net changes in the reserve for employee benefit	72		(67)
net gain on disposal of assets		(59)		(309)
dividends, interest, taxes and other non monetary items		10,435		8,850
dividend income	(98)		(170)
interest income	(387)		(603)
interest expense	346		523
exchange differences	6		(119)
current and deferred income taxes	10,568		9,219
Net cash generated from operating profit before changes in working capital		25,952		25,696
Changes in working capital related to operations		(1,024)		(1,667)
inventories	(953)		(1,117)
accounts receivable	(1,952)		(655)
other assets	(315)		(362)
trade and other accounts payable	2,146		360
other liabilities	50		107
Dividends received, taxes paid, interest (paid) received		(7,927)		(8,512)
dividend received	848		658
interest received	395		333
interest paid	(294)		(555)
income taxes paid	(8,876)		(8,948)
Net cash provided by operating activities		17,001		15,517
Capital expenditure		(7,833)		(10,593)
tangible assets	(6,138)		(8,532)
intangible assets	(1,695)		(2,061)
Investments and businesses		(95)		(9,665)
investments	(42)		(4,890)
consolidated subsidiaries and businesses	(46)		(4,759)
acquisition of additional interests in subsidiaries	(7)		(16)
Disposals		328		659
tangible assets	237		172
intangible assets	12		28
consolidated subsidiaries and businesses	8		56
investments	36		403
sales of interest in consolidated subsidiaries	35
Other cash flow related to capital expenditure, investments and disposals		361		(35)
securities	(49)		(76)
financing receivables	(516)		(1,646)
change in accounts receivable in relation to disposals	(26)		185
reclassification: purchase of securities and financing receivables non related to operations	178		1,045
sale of securities	382		491
sale of financing receivables	794		545
change in accounts receivable in relation to disposals	(8)		(13)
reclassification: sale of securities and financing receivables non related to operations	(394)		(566)
Free cash flow		9,762		(4,117)

Contents

ENI ANNUAL REPORT / FINANCIAL REVIEW

continued Summarized Group cash flow statement

(million euro)	2006	2007

Items of summarized Group cash flow statement and confluence/reclassification of items in the statutory scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme

Free cash flow		9,762		(4,117)
Borrowings (repayment) of debt related to financing activities		216		(479)
reclassification: purchase of securities and financing receivables non related to operations	(178)		(1,045)
reclassification: sale of securities and financing receivables non related to operations	394		566
Changes in short and long-term financial debt		(682)		8,761
proceeds from long-term debt	2,888		6,589
payments of long-term debt	(2,621)		(2,295)
additions (reductions) of short-term debt	(949)		4,467
Dividends paid and changes in minority interests and reserves		(6,443)		(5,836)
net capital contributions/payments by/to minority shareholders	22		1
dividends paid by Eni to shareholders	(4,610)		(4,583)
dividends paid by consolidated subsidiaries to shareholders	(222)		(289)
shares repurchased, net	(1,156)		(625)
shares repurchased by consolidated subsidiaries	(477)		(340)
Effect of changes in consolidation and exchange differences		(201)		(200)
effect of change in consolidation area	(4)		(40)
effect of exchange differences	(197)		(160)
Net cash flow for the period		2,652		(1,871)

Contents

ENI ANNUAL REPORT / OTHER INFORMATION

Other Information

Subsequent events
Main subsequent events are reported in the Operating Review above.

Business trends
Management’s expectations regarding key Eni’s business trends for the year 2008 are as follows:
  Production of liquids and natural gas is forecast to increase (actual oil and gas production averaged 1.736 mmboe/d in 2007), under Eni’s Brent price scenario. Full year contribution from the assets acquired in 2007 in the Gulf of Mexico and in Congo and, starting from January 2008, of Burren Energy, as well as the organic growth expected in Nigeria, Angola and Libya will sustain the production performance. Mature field declines are expected in the United Kingdom and in Italy;
  Sales volumes of natural gas worldwide are forecast to increase from 2007 level (actual sales volumes in 2007 were 98.96 bcm). Growth is expected to be achieved in the European target markets, mainly in France, Germany/Austria and Spain;
  Sales volumes of electricity are expected to increase over 2007 (actual volumes in 2007 were 33.19 TWh) due to the planned start-up of new production capacity at the Ferrara plant;
  Refining throughputs are expected slightly increase from 2007 (actual throughputs were 37.15 mmtonnes in 2007). Higher throughputs are expected at the Ceska Rafinerska as a result of the acquisition of a stake made in 2007. This will be offset by planned downtime at the Venice and Taranto refineries in order to execute certain activities intended to enhance plant performance;

  Retail sales of refined products are expected to increase from 2007 level, excluding expected divestments (12.65 mmtonnes in 2007). Sales in Italy are expected to remain stable, despite a decline in domestic consumption, counterbalanced by the effect of ongoing marketing initiatives. In Europe, when factoring in the impact of the planned divestment of retail activities in the Iberian region, sales are expected to increase mainly due to the full contribution of assets acquired in 2007 in Central-Eastern Europe.

In 2008 management expects to increase capital expenditures from 2007 (euro 10.59 billion in 2007). Major increases are expected in the development of oil and natural gas reserves, upgrading of construction vessels and rigs, and upgrading of natural gas transport infrastructure. Investments are also planned in order to complete the acquisition of Burren Energy.
On the basis of the expected cash outflows for planned capital expenditures and shareholders remuneration and also assuming Eni’s scenario for Brent prices, management expects group leverage to achieve a level that will be lower or higher than the level of 0.38 reported in 2007, depending on the exercising of the already mentioned call options by Gazprom.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

Report on Corporate Governance

This report on Corporate Governance is designed to provide a complete overview of Eni’s governance system. In order to comply with applicable listing standards, information is furnished regarding ownership and adherence to governance codes as established by institutional bodies and relevant commitments to observe them, as well as the options the company has elected in implementing its governance. This report is published in Eni’s website www.eni.it in the Corporate Governance section and is transmitted to Borsa Italiana according to set rules and deadlines.

Code of Ethics
The Board of Directors of Eni has deemed it appropriate to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes internally and externally in order to ensure that all Group activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of shareholders, employees, suppliers, customers, commercial and financial partners and the communities where Eni operates.
All those working for Eni, without exception or distinction, are committed to observing these principles within their function and responsibility and to ensure that others observe them. The belief of working for the advantage of Eni does not justify behaviours contrary to such principles. These values are stated in a Code of Ethics whose observance by employees is evaluated by the Board of Directors, based	on an annual report by the Guarantor for the Code of Ethics.
In its meeting of March 14, 2008 Eni’s Board of Directors resolved to update Eni’s Code of Ethics in order to include regulatory developments, to better capture the issues of human rights and sustainability, to guarantee compliance with international best practices and make the necessary updates to take into account the changes undergone by Eni’s organizational structure.
The Code represents a general principle of Model 231 of which it is an integral part, that cannot be waived.
Eni’s Code of Ethics is published on Eni’s website www.eni.it.

Corporate Governance Code
In its meeting of December 13, 2006, the Board of Directors resolved to adopt a new code of corporate governance by Borsa Italiana on March 14, 2006 (“Borsa Italiana Code”)[1] by adopting an Eni Code (the “Code”). Certain recommendations of the Borsa Italiana Code have been adapted to the specific setup of Eni, while certain others have been clarified thus strengthening Eni’s Corporate Governance. The aim of the Code is to clearly and fully disclose Eni’s corporate governance system.
The Code takes into consideration the fact that Eni is a parent company, is not controlled by any other company and is not subject to direction and co-ordination by any Italian or foreign entity (company or body); hence, all the principles expounded in the Borsa Italiana Code not consistent with this status have been adjusted to avoid

(1)	The Corporate Governance Code issued by Borsa Italiana and adopted by Eni is available on Borsa Italiana SpA website, at Internet address: www.borsaitaliana.it.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

misunderstanding among Eni’s shareholders and stakeholders.
Similarly, the By-Laws currently in force foresee a traditional administration and control model (removing the possibility to adopt a one-tier or a two-tier model of management and control system as foreseen in the Borsa Italiana Code), the separation of the roles of the Chairman and the CEO (making the appointment of a lead independent director unnecessary), and specific rules on the appointment and composition of the Board of Directors and of the Board of Statutory Auditors.
In view of guaranteeing more transparency and understanding, the Eni Code directly makes specific choices where the Borsa Italiana Code leaves this option to listed companies, making further resolutions of the Board of Directors on these matters unnecessary (e.g., the choice not to re-allocate or modify the Board’s internal committees functions, the choice to entrust internal control responsibilities to only one managerial position, the provision that the internal control manager refers to the CEO and the choice not to entrust internal auditing activities to third parties).
Certain provisions of the Borsa Italiana Code regarding matters reserved to the Shareholders’ Meeting were merely indicated or suggested by the Eni Code as the Board of Directors cannot resolve on matters reserved to the Shareholders’ Meeting. All this notwithstanding, the Board is committed to ensure that the Shareholders and the Shareholders’ Meeting focus a fair deal of attention on such matters or otherwise promote integrations to Eni By-Laws.
Certain generic recommendations of the Borsa Italiana Code have been specified in the Eni Code, in particular criteria regarding the independence of directors, by clearly stating the levels of “supplementary remuneration”, which jeopardizes the independence requirement, and the meaning of “close relatives”.

The Eni Code establishes certain principles that enhance the level of governance recommended by the Borsa Italiana Code; in particular:
  in achieving the Company’s purpose, the directors shall take into account the interests of all stakeholders as a guideline;
  directors holding proxies are due to report their activity to the Board of Directors every two months, compared to the three-month period prescribed by the Borsa Italiana Code;
  the Board’s self-evaluation can be performed with the support of a specialized external consultant, to ensure its objectiveness;
  directors and auditors shall hold their positions only as long as they deem to be able to devote the necessary time to diligently perform their duties;

  the number of members of Board committees shall be lower than the majority of Board members in order not to interfere with the Board’s decision-making process;
  the Internal Control Committee’s opinion on corporate rules has been introduced, ensuring that all transactions carried out with related parties and transactions in which a director has an interest, are performed in a transparent way and according to the criteria of substantial and procedural fairness;
  the proposal of appointment of the manager delegated to internal control to the Board of Directors is drafted by the CEO, in agreement with the Chairman;
  at least two members of the Internal Control Committee must have adequate experience in accounting and finance (the Borsa Italiana Code foresees only one member with these skills).

The Board of Statutory Auditors was invited to expressly agree to the provisions of the Borsa Italiana Code on the Board of Statutory Auditors, and promptly adhered during its December 13, 2006 meeting.

In its mentioned meeting of December 13, 2006, the Board of Directors approved several rules regarding the implementation and specifying the provisions of the Code; in particular:

  the tasks of the Board of Directors have been redefined: the Board maintains an absolute central role in Eni’s corporate governance system, with wide responsibilities that cover also Eni and its subsidiaries’ organization;
  the most important transactions of Eni and its subsidiaries, that require the approval of the Board of Directors, have been defined;
  the Board of Directors has a central role in defining sustainability policies and approving the sustainability report submitted also to the Shareholders’ Meeting;
  the subsidiaries with strategic relevance have been identified;
  the Board of Directors has expressed its position on the admissible maximum number of positions in other companies that can be held by Eni’s directors to ensure a sufficient amount of time for the effective performance of their duties;
  the principle of the respect of managerial autonomy of subsidiaries listed on a regulated market (as Saipem and Snam Rete Gas) has been expressly stated as well as Eni’s commitment to observing such principles as defined in the Borsa Italiana Code regarding persons holding significant positions in the share capital of listed companies.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

In its meeting of March 16, 2007, the Board of Directors as prescribed by the Code and with the positive opinion of the Internal Control Committee, entrusted the Internal Audit Manager as manager delegated for the Internal control.
In its meeting of March 29, 2007, the Board of Directors approved changes in the regulations regarding the functioning and the tasks of the Internal Control Committee and the Compensation Committee, to align them to the prescriptions of the Eni Code. As a consequence, in its meeting of June 7, 2007, it reduced the number of members of the Internal Control Committee from five to four, lower than the majority of Board members.

* * *

Eni’s Corporate Governance model, therefore, complies with the provisions of the Borsa Italiana Code and foresees certain provisions intended to improve the level of corporate governance. In compliance with the recommendations of the Code a procedure for transactions with related parties is currently being prepared and will be approved after Consob issues general principles as per Article 2391-bis of the Civil Code. Pending the publication of such rules by Consob, Eni’s internal rules provide that transactions with related parties are submitted to the Board of Directors, even when amounting to less than the materiality threshold set for the transactions to be approved by the Board.

Eni’s Code is published on Eni’s website. The “Comment” included in the Borsa Italiana Code has not been published there, in order to not lengthen the document, however Eni took it into account in the implementation of provisions and criteria.

* * *

In accordance with the requirements and indications of Borsa Italiana SpA, in particular, the “Guidelines for the preparation of the yearly report on corporate governance” of February 12, 2003, follows information on Eni’s Corporate Governance system. The “Guide to the preparation of the report on Corporate Governance” published by Assonime and Emittenti Titoli SpA in March 2004 has also been taken into account in preparing this report.

Eni’s organizational structure
Eni’s organizational structure follows the traditional model of companies in which the Board of Directors is entrusted with the fullest power to manage the company in view of implementing and achieving the company’s purpose, thus representing the central element of Eni’s Corporate Governance system. Monitoring functions are entrusted to the Board of Statutory Auditors and accounting control is entrusted to external auditors appointed by the Shareholders’ Meeting.
According to Article 25 of Eni’s By-Laws, the Chairman and the CEO represent the company.
The Board of Directors established committees with consulting and proposing functions.
The Board of Directors also appointed three General Managers responsible for the three operational divisions of Eni SpA.
Certain organizational and management choices presented in this report have been made in application of the U.S. law to which Eni must conform due to the listing of its shares on the New York Stock Exchange.

The Board of Directors

Tasks
On June 1, 2005, the Board of Directors appointed Mr. Paolo Scaroni as Chief Executive Officer (and General Manager) and delegated all necessary powers for the administration of the Company to him, with the exception of those powers that cannot be delegated in accordance with current legislation (Article 2381 of the Italian Civil Code) and those retained by the Board of Directors (as amended by the Board of Directors in its meeting of October 11, 2005). Eni’s CEO is assisted by a Steering Committee made up of Corporate Senior Vice Presidents and General Managers of Eni Divisions, who hold a function of consultancy.
As mentioned above, in its meeting of December 13, 2006, the Board of Directors modified these resolutions in order to update their contents to the Code’s prescriptions, implement a more effective coordination with the By-Laws and entrust the Board of Directors with a central role in the Group’s sustainability policies. Further changes were approved by the Board in its meeting of April 17, June 7 and July 4, 2007.
The Board, in accordance to these rules, retained the following powers, in addition to those that cannot be delegated under applicable laws:
1. Establishes the Company and Group Corporate Governance system and rules. In particular, after consulting the Internal Control Committee, the Board approves the rules that ensure the substantial and procedural transparency and correctness of the transactions carried out with related parties and those in which a director holds an interest, on his behalf or on behalf of third parties. The Board adopts a procedure for the management and

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

disclosure to third parties of documents and information concerning the Company, having special regard to price sensitive information.
2. Establishes among its members one or more committees with proposing and consulting functions, appoints their members, establishes their responsibilities, determines their compensation and approves their regulations.
3. Appoints and revokes the powers of the Chief Executive Officer and the Chairman; establishes the terms, limits and operating methods of the exercise of such powers and determines the compensation related to the powers, on the basis of proposals from the Compensation Committee and after consulting the Board of Statutory Auditors. The Board may issue instructions to the Chief Executive Officer and the Chairman and reserve to itself any operations that pertain to its powers.
4. Establishes the guidelines of the organizational, administrative and accounting structure of the parent company, of the most important subsidiaries and of the Group; evaluates the adequacy of the organizational, administrative and accounting structure set up by the Chief Executive Officer in particular with regard to the management of conflicts of interest.
5. Establishes, in particular, based on the recommendations of the Internal Control Committee, the guidelines of the internal control system, in order to ensure the identification, measurement, management and monitoring of the main risks faced by the Company and its subsidiaries. Evaluates the adequacy, effectiveness and effective functioning of the internal control system managed by the Chief Executive Officer on an annual basis.
6. Establishes, based on the recommendation of the Chief Executive Officer, Company and Group strategies and objectives, including Sustainability policies. Examines and approves the Company’s and Group’s strategic, operational and financial plans and the strategic agreements to be signed by the Company.
7. Examines and approves annual budgets for Eni’s Divisions and the Company, as well as the Group’s consolidated budget.
8. Evaluates and approves interim quarterly and half-yearly reports, as per current regulations. Evaluates and approves the sustainability report, submitted also to the Shareholders’ Meeting.
9. Receives from Board members with powers, at every Board meeting or at least every two months, reports informing the Board of activities carried out in	exercising the powers attributed as well as updates on activities carried out by the Group and on atypical or unusual transactions or transactions with related parties that were not previously submitted to the evaluation and approval of the Board.
10. Receives half-year updates on the Board Committees’ activities.
11. Evaluates the general performance of the Company and the Group, on the basis of information received from Board members with powers, with particular attention to situations of conflicts of interest and compares results achieved – as contained in the annual report and interim financial statements, as per current regulations – with the budget.
12. Evaluates and approves any transaction executed by the Company and its subsidiaries that have a significant impact on the company’s results of operations and liquidity. Particular attention is paid to situations in which Board members hold an interest on their own behalf or on behalf of third parties, and to related parties transactions. The Board ensures the principle of operational autonomy with specific regard to the listed companies of the Eni Group. It also ensures the confidentiality of trade relations between said subsidiaries and Eni or third parties for the protection of the subsidiaries’ interests.
Transactions with a significant impact on the company’s results of operations and liquidity include the following:
a) acquisition and disposal of shareholdings, investments, businesses and individual properties, contributions in kind, mergers and de-mergers exceeding euro 50 million, notwithstanding Article 23.2 of the By-Laws;
b) investments in fixed assets exceeding euro 200 million, or less if of particular strategic importance or particularly risky;
c) any exploration initiatives and portfolio operations in the E&P sector in new areas;
d) sale and purchase contracts relating to goods and services other than investments, for an amount exceeding euro 1 billion or a duration exceeding twenty years;
e) financing to entities other than subsidiaries: i) for amounts exceeding euro 50 million or, ii) in any case, if the amount is not proportionate to the interest held;
f) issuing by the Company of personal and real guarantees to entities other than subsidiaries: i) for amounts exceeding euro 200 million, if in the interest of the Company or of Eni subsidiaries, or ii) in any case, if the guarantees are issued in the

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

interest of non-controlled companies and the amount is not proportionate to the interest held. In order to issue the guarantees indicated in section i) of letter f), if the amount is between euro 100 million and euro 200 million, the Board confers powers to the Chief Executive Officer and the Chairman, to be exercised jointly in case of urgency.
13. Appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, the General Managers of Divisions and attributes powers to them.
14. Appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, and with the approval of the Board of Statutory Auditors, the Manager charged with preparing the Company’s financial reports as per Legislative Decree No. 58/1998 delegating to him adequate powers and resources.
15. Appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, after consulting the Internal Control Committee, the person in charge of internal control and determines his/her compensation in line with the Company’s remuneration policies.
16. Ensures a person is identified as responsible for handling the relationships with the Shareholders.
17. Establishes, on the basis of the proposals received from the Compensation Committee, the criteria for top management compensation and implements the stock incentive plans approved by the Shareholders’ Meeting.
18. Examines and decides on proposals submitted by the Chief Executive Officer with respect to voting powers and to the appointment of members of the management and control bodies of the most important controlled subsidiaries. With specific regard to the shareholders’ meetings of listed companies of the Eni Group, the Board ensures the observance of the Corporate Governance Rules regarding the shareholders’ meetings.
19. Prepares the proposals to be submitted to the Shareholders’ Meeting.
20. Examines and resolves on other matters that the Chief Executive Officer deems appropriate to submit to the Board because of their importance and sensitivity.
On July 4, 2007 the Board of Directors determined the criteria under which the Board of Directors approves for a second time certain projects the terms and conditions of which have significantly changed with respect to the first approval.
Pursuant to Article 23.2 of the By-Laws, the Board resolves on: mergers by incorporation and proportional	demergers of at least 90% directly owned subsidiaries; establishment and winding up of branches; amendments to the By-Laws in order to comply with applicable legislation.
On June 1, 2005, the Board of Directors entrusted the Chairman Roberto Poli with powers to conduct strategic international relations, pursuant to Article 24.1 of Eni’s By-Laws.
In accordance with Article 27 of Eni’s By-Laws, the Chairman chairs Shareholders’ Meeting and oversees the implementation of decisions made by it.
In its meeting of January 15, 2008 the Board of Directors evaluated as adequate the organizational, administrative and accounting setup of the company.
In its meeting of March 14, 2008 the Board of Directors evaluated the internal control system of the company to be adequate and effective.

Appointment
In accordance with Article 17 of Eni’s By-Laws, the Board of Directors is made up of three to nine members. The Shareholders’ Meeting determines the number within said limits.
As per Article 6, paragraph 2, letter d) of Eni’s By-Laws the Minister for Economy and Finance, in agreement with the Minister of Economic Development, may appoint one member of the Board without voting rights in addition to those appointed by the Shareholders’ Meeting.
The Minister for Economy and Finance chose not to appoint such member.
In order to allow for the presence of representatives elected by minority shareholders, as provided for by Legislative Decree No. 58 of February 24, 1998 (Testo Unico della Finanza - TUF), the appointment of the Board of Directors calls for a list vote. According to article 17 of Eni’s By-Laws and the provisions of Law No. 474 of 1994, shareholders representing at least 1% of voting shares, alone or together with other shareholders, and the Board of Directors have the right to present lists for the appointment of directors. Each shareholder can present or participate in presenting only one list.
Entities controlling a shareholder and companies controlled by a common entity are forbidden from presenting or otherwise concurring to the presentation of additional lists.
Lists are to be filed at Eni’s headquarters at least ten days before the date set for the Shareholders’ Meeting on first call (20 days in case of the Board of Directors presenting a list) and published in at least three national (two economic) newspapers. Lists must be also be filed with Borsa Italiana and published on Eni’s Internet site. These lists must include the specification of which candidates are independent. All candidates must possess the

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

honorability requirements as provided for by the applicable legislation and Eni’s By-Laws. Lists must include a professional curriculum of each candidate and statements in which each candidate attests the possession of the honorability and independence requirements, lest the lists be considered inadmissible. The list vote is applied only when the whole Board is re-elected.
After the votes are cast, appointments take place by extracting seven tenths of directors from the majority list in the order in which they are listed and the remaining directors from the other lists that must not be directly or indirectly connected with the members that filed or voted the list that collected the majority of votes.
In case of appointment of directors that for whatever reason have not been voted according to the described procedure, the Shareholders’ Meeting decides with the majorities set by the law, provided that the composition of the Board complies with the law and Eni’s By-Laws.

Composition
The Board of Directors presently in office is made up of nine members appointed by the Shareholders’ Meeting of May 27, 2005, for a three-year term; their mandate expires with the Meeting convened to approve financial statements for fiscal year 2007.
The current Board of Directors is formed by the Chairman, Roberto Poli, the CEO, Paolo Scaroni, and directors, Alberto Clô, Renzo Costi, Dario Fruscio (until January 30, 2008)[2], Marco Pinto, Marco Reboa, Mario Resca, and Pierluigi Scibetta.
Roberto Poli, Paolo Scaroni, Dario Fruscio, Marco Pinto, Mario Resca and Pierluigi Scibetta were candidates included in the list of the Ministry for Economy and Finance.
Alberto Clô, Renzo Costi and Marco Reboa were in the list presented by institutional investors coordinated by Fineco Asset Management SpA.
Since June 1, 2006, the Secretary of the Board of Directors is Roberto Ulissi, the Group’s senior vice president for Corporate Affairs and Governance.

Positions held by directors in other Boards
Based on information received, follows information on positions held in other Boards of Directors or Boards of Statutory Auditors of companies listed in regulated markets also outside Italy, financial, banking or insurance or large companies by members of Eni’s Board of Directors. The personal and professional curriculum of Directors is available on Eni’s website.	ROBERTO POLI
Board member of Mondadori SpA, Fininvest SpA, Coesia SpA, Maire Technimont SpA, Perennius Capital Partners SGR SpA, Merloni Termosanitari SpA.

PAOLO SCARONI
Board member of Assicurazioni Generali, LSEG plc (London Stock Exchange Group), Veolia Environment SA.

ALBERTO CLÔ
Board member of ASM Brescia SpA (until December 31 2007), Atlantia SpA, Italcementi SpA, De Longhi SpA.

MARCO REBOA
Board member of Seat PG SpA, Interpump Group SpA, IMMSI SpA, Intesa Private Banking SpA. Chairman of the Board of Statutory Auditors of Luxottica Group SpA.

MARIO RESCA
Chairman of Italia Zuccheri SpA, Board member of Mondadori SpA, ARFIN SpA, Finance Leasing SpA.

PIERLUIGI SCIBETTA
Board member of Gestore del Mercato Elettrico SpA.

Board’s opinion on the matter of the admissible number of positions held by directors in other companies
In its meeting of December 13, 2006, the Board of Directors expressed its opinion on the matter of the admissible number of positions held by directors in other companies, as required by the Eni Code, and following the resolution of the meeting held on June 20, 2007:
  an executive director should not hold: i) the position of executive director in any other Italian or foreign listed company, or in any finance, banking or insurance company or any company with a net equity exceeding euro 10 billion and ii) the position of non-executive director or statutory auditor (or member of any other advisory committee) in more than three of said companies;
  a non-executive director, should not hold further positions than the one held in Eni, as: i) executive director in more than one of the companies mentioned above and non-executive director or statutory auditor (or member of any other control body) in more than three of the mentioned companies, or as ii) non-executive director or statutory auditor in more than six of the mentioned companies.

(2)	On January 30, 2008, the Director Dario Fruscio resigned from the Board of Directors.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

All the positions held in Eni’s subsidiaries are excluded for the purposes described above.
In case a director exceeds said limits in terms of positions held, he should timely inform the Board, who shall judge the situation taking into account the interest of the Company and call upon the interested director to make a decision on the matter. In any case, before accepting the office of director or statutory auditor (or member of any other control entity) of a company not related to Eni, the executive director informs the Board of Directors that evaluates its compatibility with his office at Eni and the interests of Eni. This rule applies also to the General Managers of Eni’s divisions.
On the basis of available information, in its meeting of February 15, 2008, the Board of Directors verified that the number of positions held in other companies complies with these limits.

Independence and honorability requirements, causes for ineligibility and incompatibility
Legislative Decree No. 58 of February 24, 1998 (TUF), as amended by Legislative Decree No. 303 of December 29, 2006 states that at least one member, or two members if the Board is composed by more than seven members must possess the independence requirements provided for Statutory Auditors of listed companies.
Article 17.3 of Eni’s By-Laws states that at least one member, if the Board is made up by up to five members, or three Board members, in case the Board is made up by more than five members, shall have the independence requirement. This rule actually increases the number of independent directors in Eni’s Board, as compared to what is required by the law. In addition Eni’s By-Laws provides for a substitution mechanisms that guarantees in any case the presence of the minimum number of independent directors in the Board.
Eni Code foresees further independence requirements, in line with the ones provided by the Borsa Italiana Code. The TUF, as implemented in Article 17.3 of Eni’s By-Laws, provides that the persons acting as directors and managers of listed companies possess the honorability requirements prescribed for the member of control entities of listed companies. Directors must comply with additional requirements specifically determined for them.
In accordance with Article 17.3 of Eni’s By-Laws, the Board periodically evaluates independence and honorability of directors and the absence of reasons for ineligibility and incompatibility. Eni Code also provides for the Board of Statutory Auditors to verify the proper	application of criteria and procedures adopted by the Board to evaluate the independence of its members.
In accordance with Article 17.3 of Eni’s By-Laws, should the independence and honorability requirements be impaired or cease or the minimum number of independent directors diminish below the threshold set by Eni’s By-Laws, the Board declares the termination of office of the member lacking said requirements and provides for his substitution. Board members are expected to inform the company if they lose their independence and honorability requirements or any reasons for ineligibility or incompatibility that might arise.
On February 15, 2008, Eni’s Board of Directors, in accordance with the provisions of Eni’s By-Laws and Code, determined that five out of its eight members are independent, specifically: non-executive directors Alberto Clô, Renzo Costi, Marco Reboa, Mario Resca and Pierluigi Scibetta[3].
Renzo Costi was confirmed to be independent notwithstanding his permanence as board member for a period longer than nine years, due to the fact that he has been nominated by minority shareholders (specifically institutional investors) and has demonstrated ethical and professional qualities and independence when expressing his opinion during this period.
The Board of Statutory Auditors verified the proper application of criteria and procedures adopted by the Board to evaluate the independence of its members.
In the same meeting, based on the statements received, the Board of Directors verified that all its members possess the honorability requirements.

Meetings and functioning
The general public is informed, with advance notice normally before the closing of the year, of the dates of meetings convened for the approval of annual, semi-annual, preliminary and quarterly accounts, to announce the amount of interim dividends and final dividends, and related ex-dividend and payment dates, and the general Shareholders’ Meeting approving the annual financial statements. The financial calendar is available on Eni’s website.
In its meeting of June 1, 2005, the Board of Directors defined the rules for the calling of its meetings. In particular, the Chairman convenes Board meetings, and, in agreement with the CEO, defines agenda items. Notice is sent to the Directors, Statutory Auditors and the Magistrate of the Court of Accounts within five days of the meeting’s date, at least 24 hours in advance in case of urgency.

(3)	As mentioned above, Dario Fruscio resigned from the Board of Directors on January 30, 2008. In its meeting of February 22, 2007, the Board of Directors determined Dario Fruscio as independent director.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

Eni’s By-Laws allow meetings to be held by video or teleconference.
Board members, Statutory Auditors and the Magistrate of the Court of Accounts receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions, except when confidentiality is deemed necessary.
During meetings, directors can meet managers of Eni and its subsidiaries in order to obtain information on specific matters of the agenda items.
In 2007, the Board of Directors met 25 times (of which 17 ordinary meetings and 8 extraordinary meetings) for an average duration of two hours and twenty minutes (the average duration of ordinary meetings was about three hours). The average attendance rate to Board meetings was 91%, the attendance rate of independent non-executive Board members was 87%.
In the attached table, the percentage of attendance of each member of the Board to the Board of Directors’ and Board committees’ meetings is presented.
Until this date, non-executive and independent members have always met in presence of the other members of the Board; Eni’s By-Laws allow them to decide whether it is necessary to hold meetings attended exclusively by non-executive and independent members.
Following the self evaluation performed in 2007, the Directors also agreed upon holding informal meetings to gain more insight on specific managerial and business matters, in order to better perform assigned duties.

Board self evaluation
The Board of Directors performed its self assessment of size, composition and functioning for the second year, in accordance with Eni’s and Borsa Italiana Codes.
In accordance with Eni’s Code, the Board of Directors has been supported by a specialized consulting firm, Egon Zehnder, the same company of the preceding year, to guarantee not only the maximum objectiveness of its assessment, but also continuity and homogeneity of analyses.
Egon Zehnder’s work was focused on: a) the level of functioning and efficiency of the Board; b) identifying areas of improvement or weakness in the functionality and efficacy of the Board; c) efficiency of improvement actions decided after the previous board review and the related level of satisfaction of Board members; d) assessing Eni’s Board efficiency by benchmarking it against national companies of comparable size, complexity and scope.
Consultants performed an in-depth interview of each member and presented the results to the Board of	Directors, that discussed and confirmed them in its meeting of February 28, 2008. The review was substantially positive, even better than that of the previous year.
As concerns the Board, whose size was considered adequate, the main items highlighted were: greater engagement of members; the satisfying level of quantity and quality of information provided even in the periods between meetings; the transparency in presenting issues to the Board.
These factors and a proper and constructive climate contributed to a more active participation and higher quality of interventions.
As concerns the Committees, the Board considers their size and composition optimal and appreciates their activities. The Board also stressed the cohesion, the cooperation between the Internal Control Committee, the Board of Statutory Auditors and the Internal Audit department.

Project for the training of Board Members
Eni prepared a training plan for the Board of Directors that shall be appointed at the date of approval of Eni’s financial statements for 2007, aimed at providing Board members with a precise knowledge of Eni’s activities, business segments and organization and the role the Board is expected to play in relation to the company’s specific features. This training plan should involve also Statutory Auditors and later on, members of the Board Committees, for specific matters.

Remuneration
Board members’ emoluments are determined by the Shareholders’ Meeting, while the emoluments of the Chairman and CEO, in relation to the powers attributed to them, are determined by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors.
On May 27, 2005 the Shareholders’ Meeting resolved to determine the annual emolument of the Chairman in euro 265,000 and of Board members in euro 115,000. It also resolved a bonus up to a maximum of euro 80,000 for the Chairman and euro 20,000 for each Board member. The amount of the bonus is determined in accordance with the performance of Eni shares in the reference year as compared with the performance of the seven largest international oil companies for market capitalization. The share performance takes account of the dividend paid. Said bonus amounts to euro 80,000 or euro 40,000, and euro 20,000 or euro 10,000 for the Chairman and each Board member, respectively, depending on whether the performance of Eni shares is rated first or second, or

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

third or fourth in the reference year, respectively. No bonus is paid in case Eni scores a position lower than the fourth one.
In the meeting of March 29, 2007, the Board verified that Eni rated third in the mentioned positioning in 2006.
In the meeting of July 27, 2006, the Board of Directors, as proposed by the Compensation Committee and advised by the Board of Statutory Auditors, determined an additional element of remuneration for the Board members holding positions in Board’s committees, with the exclusion of the Chairman and CEO. Said fee amounts to euro 30,000, and euro 20,000 for the position of chairman of a committee and of member of a committee, respectively. This amount decreases to euro 27,000 and euro 18,000 in case a member holds positions in more than one committee.
The remuneration of the Chairman is made up of a fixed emolument and a bonus in relation to the powers delegated to him by the Board. The remuneration of the CEO, the general managers and other managers with strategic responsibilities[4] is made up of a base salary, an annual bonus, and long term incentives.
The Chairman and CEO fixed emolument and is set taking into account the powers delegated to them by the Board.
The base salary of the three General Managers of Eni divisions and of other key managers is set considering the position held and their specific responsibilities, with reference to appropriate market levels as benchmarked against national and international companies of comparable size, complexity and scope in the oil and gas, industrial and service sectors. Base salaries are reviewed and adjusted on a yearly basis considering individual performance and career progression.
Management’s bonuses are paid yearly, based on the achievement of both financial, operational and strategic company targets and individual performance targets pertaining to each business or functional unit. The bonuses of the Chairman and CEO are determined based on the achievement of the Company’s targets.
Bonuses paid in 2007 were determined based on the achievement of Eni’s target for 2006 as approved by the Board of Directors on proposal of the Compensation Committee and defined consistently with the targets of the strategic plan and yearly budget. These targets include a set level of profitability and cash flow from operations (with a 40% weight), divisional operating performance (30%), strategic projects (20%) and corporate efficiency (10%). Results achieved have been assessed assuming a constant trading environment and	have been verified by the Compensation Committee and approved by the Board of Directors. Based on these results, bonuses equalled 116% of the target level, within an interval ranging from 85% to 130% of said target level.
In March 2006, the Board of Directors approved a new long-term incentive plan for senior managers of Eni and its subsidiaries (excluding listed subsidiaries), as proposed by the Compensation Committee. This new scheme is intended to motivate more effectively and retain managers, linking incentives to targets and performance achieved in a tighter way than previous incentives schemes. This new incentive scheme applies to the 2006-2008 three year period and is composed of a deferred monetary incentive, linked to the achievement of certain business growth and operating efficiency targets, replacing the previous stock grant plan, and of a stock option incentive focused on the achievement of certain targets of total shareholder return.
This scheme is intended to balance the monetary and stock-based elements of the remuneration, as well as links financial and operating results to share performance in the long term. The deferred monetary incentive granted in 2007 is paid after three years from the grant depending on the achievement of the annual EBITDA targets preset for the 2007-2009 period. Results in terms of EBITDA are assessed by comparing actual results with set targets under a constant trading environment for each year. Stock options granted in 2007 can be exercised after three years from the grant in a percentage depending on the performance of Eni shares measured in terms of Total Shareholder Return[5] as compared to that achieved by a panel of major international oil companies over the 2007-2009 three-year period.
At the end of the three-year period, the results of the long term incentive plan are reviewed by the Compensation Committee and approved by the Board of Directors.
The CEO, being the General Manager of the company, is entitled to take part to both legs of this scheme, adding also a deferred bonus linked to the increase in the Eni share price, to be paid after three years (see the paragraph “Stock options and other share-based compensation”, below).
Upon expiry of the contract as employee of Eni, the CEO in his quality of General Manager of the parent company is entitled to receive an indemnity that is accrued along the service period with an annual provision of euro 240,737.93. This provision is determined by taking

(4)	These members together with the CEO and the General Managers are permanent members of Eni’s Management Committee.
(5)	For a definition of TSR see “Glossary”.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

into account social security contribution rates and post-retirement benefit computations applied to the CEO base salary and 50% of the bonuses earned as a Director. In case the work contract of the CEO is terminated at or before the expiry of his office, the CEO will receive a payment of euro 7 million in lieu of notice thus waiving both parties from any obligation related to notice. This payment is not applicable in case the work contract is terminated upon due cause, death or resignation from office other than as a result of a reduction in powers currently attributed to the CEO.	Eni’s Shareholders’ Meeting of May 25, 2006, determined to extend to all Board Directors and to Statutory Auditors the insurance against professional risks included in agreements for Eni managers. This insurance reflects market terms and standard conditions.
Follows the breakdown of the 2007 remuneration of the Chairman, the CEO, the divisional General Managers and other managers with strategic responsibilities:

(%)	Chairman	CEO	Divisional General Managers	Other managers with strategic responsibility

Base salary	66	30	42	43
Bonuses (linked to performance)	34	27	27	32
Long term incentive (linked to performance) (*)	-	43	31	25
Total	100	100	100	100

(*)	Evaluation of the deferred bonus (discounted) and the fair value of stock options assigned for target result; for the CEO the deferred bonus comprises also the deferred bonus linked to the market performance of Eni shares.

Remuneration earned by members of the Board of Directors, Statutory Auditors, General Managers, and other managers with strategic responsibilities
Pursuant to Article 78 of Consob Decision No. 11971 of May 14, 1999, and to its subsequent modifications, remuneration earned by members of the Board of Directors, Statutory Auditors, General Managers and other managers with strategic responsibilities is reported in the table below. Remuneration earned by managers who held a position in 2007 for a fraction of the year is reported too.
Pursuant to Consob decisions:
  in the column “Emoluments for service at Eni SpA” are reported fixed fees paid to non-executive and executive directors, fixed fees paid to Directors attending the Committees formed by the Board of Directors, and fees paid to Statutory Auditors. Fixed fees earned by the Chairman and the CEO include also fees earned for the powers delegated to them by the Board;

  in the column “Non-cash benefits” are reported amounts referring to all fringe benefits, including insurance policies;
  in the column “Bonuses and other incentives” are reported the portion of fees linked to performances which was awarded in the year to both non-executive directors and executive directors, and the portion of salaries linked to performances which was awarded in the year to the CEO, the General Managers of Eni’s divisions and other managers with strategic responsibilities;
  in the column “Salaries and other elements” are reported base salaries paid to the CEO, the General Managers of Eni’s divisions and other managers with strategic responsibilities, and indemnities paid upon termination of the employment contract. Referring to the Statutory Auditors, fees paid for positions held on the Board of Statutory Auditors in Eni’s subsidiaries are also reported.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

(thousand euro)
Name	Position	Term of office	Expiry date of the position (a)	Emoluments for service at Eni SpA	Non-cash benefits	Bonuses and other incentives (b)	Salaries and other elements	Total

Board of Directors
Roberto Poli	Chairman	01.01-12.31		04.29.08		765	16	388			1,169
Paolo Scaroni	CEO	01.01-12.31		04.29.08		430	62	1,277	1,016		2,785
Alberto Clô	Director	01.01-12.31		04.29.08		138		10			148
Renzo Costi	Director	01.01-12.31		04.29.08		134		10			144
Dario Fruscio	Director	01.01-12.31		01.30.08	(c)	126		10			136
Marco Pinto	Director	01.01-12.31		04.29.08		133		10			143
Mario Resca	Director	01.01-12.31		04.29.08		130		10			140
Marco Reboa	Director	01.01-12.31		04.29.08		148		10			158
Pierluigi Scibetta	Director	01.01-12.31		04.29.08		134		10			144
Board of Statutory Auditors
Paolo Andrea Colombo	Chairman	01.01-12.31		04.29.08		115			88	(d)	203
Filippo Duodo	Auditor	01.01-12.31		04.29.08		80			72	(e)	152
Edoardo Grisolia (f)	Auditor	01.01-12.31		04.29.08		80					80
Riccardo Perotta	Auditor	01.01-12.31		04.29.08		80			38	(g)	118
Giorgio Silva	Auditor	01.01-12.31		04.29.08		80			45	(h)	125
General Managers
Stefano Cao	Exploration & Production	01.01-12.31					1	551	935		1,487
Domenico Dispenza	Gas & Power	01.01-12.31					1	457	654		1,112
Angelo Taraborrelli	Refining & Marketing	01.01-08.02	(i)				1	386	340		727
Angelo Caridi	Refining & Marketing	08.03-12.31	(l)				1		210		211
Other managers with strategic responsibilities (m)							10	2,570	3,529		6,109

(a)	The term of position ends with the Meeting approving financial statements for the year ending December 31, 2007.
(b)	Based on performance achieved in 2006.
(c)	Resigned from the Board of Directors.
(d)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of Saipem and EniServizi.
(e)	Includes the compensation obtained as Statutory Auditor in Snamprogetti SpA and in Polimeri Europa and as Chairman of the Board of Statutory Auditors of CEPAV Uno and CEPAV Due.
(f)	Compensation for the service is paid to the Ministry for Economy and Finance.
(g)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of Snam Rete Gas SpA.
(h)	Includes the compensation obtained as Statutory Auditor in Snamprogetti SpA and as Chairman of the Board of Statutory Auditors of TSKJ Italia Srl.
(i)	In office until August 2, 2007.
(l)	Appointed by the Board of Directors on August 3, 2007.
(m)	Managers, who during the year with the CEO and the General Managers of Eni divisions, have been member of the Eni Directors Committee (seven managers).

Deferred bonus awarded to the CEO, the General Managers and managers with strategic responsibilities
The deferred bonus plan approved for the 2006-2008 three-year period envisages a basic bonus paid after three years according to a variable amount equal to a percentage ranging from 0 to 170% of the amount established for the target performance in relation to the	performances achieved in a three-year period as approved by the Board of Directors.
The following table sets out the basic bonus awarded in the year 2007 to the CEO and to the General Managers of Eni’s Divisions, and the total amount awarded to other managers.

(thousand euro)

Name	Deferred bonus awarded

Paolo Scaroni	CEO and General Manager of Eni	787
Stefano Cao	General Manager of the E&P Division	380
Domenico Dispenza	General Manager of the G&P Division	268
Angelo Taraborrelli	General Manager of the R&M Division (a)	236
Angelo Taraborrelli	General Manager of the R&M Division (b)	140	(c)
Other managers with strategic responsibilities (d)		1,126

(a)	Position held until August 2, 2007.
(b)	Appointed on August 3, 2007.
(c)	Assigned on July 25, 2007, to Angelo Caridi who held the position of CEO of Snamprogetti until August 2, 2007.
(d)	No. 7 managers.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

Stock options and other share-based compensation

STOCK GRANTS
In 2003 Eni started a stock grant incentive scheme intended to motivate and retain managers. This scheme provided the offering of treasury shares purchased under Eni’s buy back program for no consideration to a number of Eni managers who achieved corporate and individual targets. Said scheme applied to the three year-period 2003-2005 and was subsequently discontinued.
Under this stock grant plan, on December 31, 2007, a total of 902,800 grants were outstanding for the assignment of an equal amount of treasury shares (equal to 0.05% of capital stock) pertaining to 2003, 2004 and 2005 assignments as follows: (i) a total of 2,500 grants (fair value euro 11.20 per share) related to 2003, (ii) a total of 798,700 grants (fair value euro 14.57 per share) related to 2004 and (iii) a total of 1,072,400 grants (fair value euro 20.08 per share) related to 2005.

STOCK OPTIONS
Eni offers managers of Eni SpA and its subsidiaries as defined in the Article 2359 of the Civil Code holding positions of significant responsibility for achieving profitability or strategic targets, the opportunity to acquire a shareholding in the company as an element of remuneration through the award of options for purchasing Eni treasury shares.
On May 25, 2006, the Shareholders' Meeting approved the 2006-2008 stock option plan and authorized the Board of Directors to make available a maximum amount of 30 million treasury shares (equal to 0.749% of the share capital) for the stock option plan.
This stock option plan foresees three annual awards. Unlike previous schemes, the 2006-2008 stock option plan introduced a performance condition upon which	options can be exercised. At the end of each vesting period with a three-year duration, the Board of Directors determines the number of exercisable options, in a percentage ranging from 0% to 100% of the total amount awarded for each year of the plan, depending on the performance of Eni shares measured in terms of Total Shareholder Return as compared to that achieved by a panel of major international oil companies in terms of capitalization. In 2006 and 2007, the Board of Directors approved: (i) the award pertaining to 2006 and 2007 within the three-year period covered by the plan; (ii) its regulation; and (iii) the criteria to be followed in the identification of managers to whom the option will be assigned. The Board of Directors delegated to the CEO the task to identify eligible managers by the end of each year covered by the plan. Under this plan, 6,128,500 options were awarded pertaining to 2007 with a strike price of euro 27.451. Previous stock option plans provided that grantees had the right to purchase treasury shares in a 1 to 1 ratio after three years from the award, with a strike price calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding award or, if greater, as the average carrying cost of treasury shares held by Eni as of the date preceding the award.
At December 31, 2007, a total of 17,699,625 options were outstanding for the purchase of an equal amount of ordinary shares nominal value euro 1 of Eni SpA, carrying an average strike price of euro 23.822.
The weighted average remaining contractual life of options outstanding at December 31, 2006 and 2007 was 4 years and 7 months and 5 years and 7 months respectively.

The following is a summary of stock option activity for the years 2006 and 2007:

2006	2007

Number of shares	Weighted average exercise price	Market price in euro (a)	Number of shares	Weighted average exercise price	Market price in euro (a)

Options as of January 1	13,379,600	17.705	23.460	15,290,400	21.022	25.520
New options granted	7,050,000	23.119	23.119	6,128,500	27.451	27.447
Options exercised in the period	(4,943,200)	15.111	23.511	(3,028,200)	16.906	25.338
Options cancelled in the period	(196,000)	19.119	23.797	(691,075)	24.346	24.790
Options outstanding as of December 31	15,290,400	21.022	25.520	17,699,625	23.822	25.120
of which exercisable at December 31	1,622,900	16.190	25.520	2,292,125	18.440	25.120

(a)	Market price relating to new rights assigned, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of assignment; (ii) the date of the recording in the securities account of the managers to whom the options have been assigned; (iii) the date of the unilateral termination of employment for rights cancelled. Market price of shares referring to options as of the beginning and the end of the year, is the price recorded at December 31.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

The fair value of stock options granted during the years ended December 31, 2006 and 2007 of euro 2.89 and euro 2.98	respectively, was calculated applying the Black-Scholes method using the following assumptions:

2006	2007

Risk free interest rate	(%)	4.0	4.7
Expected life	(years)	6	6
Expected volatility	(%)	16.8	16.3
Expected dividends	(%)	5.3	4.9

The following table presents the amount of stock options awarded to Eni’s CEO, general managers and	other managers with strategic responsibilities.

CEO	General Manager E&P Division	General Manager G&P Division	General Manager R&M Division	General Manager R&M Division	Other Managers with strategic responsibilities (a)

Paolo Scaroni (b)	Stefano Cao	Domenico Dispenza	Angelo Taraborrelli (c)	Angelo Caridi (d)

Options outstanding at the beginning of the period:
- number of options		1,380,000	314,500	137,000	269,500	(e)	238,000	54,500	73,500	(f)	926,500
- average exercise price	(euro)	22.801	21.641	22.244	3.988		20.624	19.896	17.519		21.709
- average maturity in months		73	70	65	73		68	74	67		69
Options granted during the period
- number of options		573,000	155,500	110,000	-		96,500	-	48,500	(f)	472,500
- average exercise price	(euro)	27.451	27.451	27.451	-		27.451	-	26.521		27.451
- average maturity in months		72	72	72	-		72	-	72		72
Options exercised at the end of the period
- number of options		-	63,500	14,500	-		73,000	24,000	-		46,000
- average exercise price	(euro)	-	16.576	15.013	-		15.431	16.576	-		13.743
- average market price at date of exercise	(euro)	-	27.529	24.721	-		25.774	25.306	-		24.756
Options outstanding at the end of the period
- number of options		1,953,000	406,500	232,500	269,500	(e)	261,500	30,500	122,000	(f)	1,353,000
- average exercise price	(euro)	24.165	24.655	25.159	3.988		24.593	22.509	21.098		23.985
- average maturity in months		63	62	60	61		62	67	60		61

(a)	No. 7 managers.
(b)	The assignment to the CEO has been integrated by a monetary incentive to be paid after three-year in relation to the performance of Eni shares, and is equal to 96,000 options granted in 2006, with a strike price of euro 23.100 and 80,500 options granted in 2007, with a strike price of euro 27.451.
(c)	In office until August 2, 2007.
(d)	Appointed on August 3, 2007.
(e)	Options on Snam Rete Gas shares: assigned by the company to Domenico Dispenza who held the position of Chairman of Snam Rete Gas until December 23, 2005.
(f)	Options on Saipem shares: assigned by the company to Angelo Caridi who held the position of CEO of Snamprogetti until August 2, 2007.

Overall remuneration of key management personnel
On the whole, remuneration of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive directors, general managers and other managers holding strategic responsibilities amounted to euro 25 million for 2007 consisting of: (i) fees and salaries for euro 17 million; (ii) post-employment benefits for euro 1 million; (iii) other long term benefits for euro 3 million; and (iv) fair value of stock grant/option for euro 4 million.	Board Committees
The Board has instituted three committees with proposal and advisory functions. Their composition, tasks and functioning are defined by the Board of Directors in respect of the criteria established by the Eni Code. They are: a) the Internal Control Committee, b) the Compensation Committee and c) the International Oil Committee, composed almost exclusively of independent Directors.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

In its meeting of June 1, 2005, the Board appointed the following directors as members of the Committees:
  Internal Control Committee: Marco Reboa (Chairman, independent), Alberto Clô (independent), Renzo Costi (independent), Marco Pinto (non-executive) and Pierluigi Scibetta (independent); on June 7, 2007 the number of directors in the Internal Control Committee declined from five to four due to the resignation of Marco Pinto, non executive director, in accordance with the provisions of Eni Code. All members of this committee are currently independent and the chairman is a director elected by minority shareholders;
  Compensation Committee: Mario Resca (Chairman, independent), Renzo Costi (independent), Marco Pinto (non-executive) and Pierluigi Scibetta (independent);
  Oil & Gas Committee: Alberto Clô (Chairman, independent), Paolo Scaroni (CEO), Dario Fruscio (independent, until January 30, 2008) and Marco Reboa (independent).

The Code, in line with the Borsa Italiana Code, suggests the creation of a “Nominating Committee”. The Board of Directors has not formed this Committee in consideration of the shareholding characteristics of Eni.

Internal Control Committee
The Internal Control Committee is entrusted with advisory and consulting tasks in respect of the Board in the area of monitoring general management issues.
In its meeting of March 29, 2007, the Board of Directors approved the new chart of the Internal Control Committee (the text is available on Eni’s website) following adoption of a new version of the self-discipline code by Eni in order to adhere with the governance code adopted by Borsa Italiana.
In 2007, the Internal Control Committee convened 14 times, with an average attendance rate of 77%, and reviewed the following items: (i) the 2006 activities report (operational audit, Watch Structure activity as required by Legislative Decree No. 231/2001, implementation of SOA activities and other non recurring activities) and the 2007 audit plan and its progress; (ii) the 2006 activities report and 2007 audit plan prepared by Saipem and Snam Rete Gas functions; (iii) outcomes of planned and unplanned Eni’s internal audit activities, as well as results of monitoring activities on progresses made by operating units in implementing planned remedial actions in order to eliminate deficiencies highlighted by internal audit activities; (iv) outcomes from Eni’s internal auditing interventions as required by Eni’s control bodies; (v) the periodic reports concerning complaints collected; (vi) the Eni Internal Audit operating handbook and the new procedure for evaluating auditing activities (Risk Scoring Index); (vii) the new organization structure of Eni Internal Audit department; (viii) the proposal to entrust the Internal Audit Manager as manager delegated for internal control; (ix) disclosures on certain inquiries conducted by both judicial and administrative authorities belonging to Italy and foreign states related to crimes which were allegedly committed by Eni or its subsidiaries and their managers; (x) the essential features of the 2006 financial statements, through meetings with top level representatives of administrative functions of main Eni subsidiaries, Chairmen of Boards of Statutory auditors and responsible partners from independent audit companies for each subsidiary; the draft 2007 half year report and the report on interim dividends; Eni’s policies regarding risk management; (xi) change in the methodology for assessing the recoverability of the carrying amounts of tangible and intangible assets; (xii) the report on the progress of implementation of SOA activities; (xiii) the essential features of Eni’s Annual Report on Form 20-F, updating on programs and controls to prevent and detect fraudes and review of information furnished by management in response to SEC comment letters; (xiv) the report on the administrative and accounting setup of the parent company and the proposal to appoint the Chief Financial Officer as manager responsible for the preparation of the company’s financial report, in accordance with Italian listing standards, the verification of the adequacy of his powers and means for the fulfilment of this task; (xv) the recommendations on the company’s internal control over financial reporting presented by Eni’s independent auditors in coincidence with the auditing activity regarding 2005 financial statements; (xvi) the report on the Internal Control System, to be included in the Corporate Governance section of the 2006 Annual Report; (xvii) reporting on the team work on the fulfilment as Article 18-ter and Article 18-sexies of Consob Regulation No. 11971; (xviii) the situation of appointments of external auditors as per December 31, 2006 filed with Consob; (xix) the report on audit reports for 2006 prepared by external auditors, their costs and the final report on the fees paid in 2006 to external auditors and companies in their network; (xx) the report presented by the Watch Structure established as required by Legislative Decree No. 231/2001; (xxi) Eni’s policy on managing exposure to market risks; (xxii) the main aspects of the reorganization of the Group procurement activities and the procedures for reviewing suppliers selection following detection of illegal behaviours; (xxiii) the procedure for the “Ascertainment of alleged illicit behaviour on the part of Eni employees”; (xxiv) the issue of the recruiting of personnel outside Italy in the E&P division.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

Compensation Committee
The Committee, established in 1996, is entrusted with proposing tasks on the matters of compensation of the Chairman and CEO as well as of the Board Committees members, and following the indications of the CEO, on the following: (i) long term incentive plans including stock-based compensation; (ii) criteria for the compensation of top managers of the Group; (iii) the setting of objectives and the assessment of results of performance and incentive plans.
In 2007, the Compensation Committee met four times with an average attendance of 88%, and accomplished the following: (i) reviewed the chart of the Committee, in accordance with the Self Discipline code for listed companies approved by Borsa Italiana and the Eni Code. This new chart was approved by the Board of Directors in March 2007 (available on Eni’s website); (ii) examined the 2006 results and the objectives for 2007 in view of defining annual and long term incentives; (iii) reviewed the bonuses of the Chairman and CEO based on 2006 performance; (iv) reviewed the benchmarks for top management remuneration and the criteria of the annual remuneration policy; (v) the implementation of the long term incentive plans for the year 2007 and relevant grants to the CEO.

Oil & Gas Committee
The Committee is entrusted with the monitoring of trends in oil markets and the study of their aspects. In 2007 the International Oil Committee met 4 times with a 75% participation of its members.
In their meetings the members discussed Eni’s 2008-2020 Master Plan – a key document in the planning process defining Eni industrial strategies. The first meeting concerned the analysis of worldwide energy market prospects to 2020, in particular world demand of oil and the evolution of the world’s refining system (as a conclusion of the work started in late 2006). The other meetings concerned the main challenges of the energy industry, Eni’s position in this industry, Eni’s vision and long term strategy and the possible strategic options to respond to these challenges.

General Managers
In accordance with Article 24 of Eni’s By-Laws, the Board of Directors can appoint one or more general managers defining their powers on proposal of the CEO in agreement with the Chairman, after ascertaining the honorability requirements provided for by the law. The Board periodically reviews the honorability of general managers, any default in said requirements entail	immediate termination of office. The general managers must also observe what resolved by the Board of Directors on the issue of other offices held.
The Board of Directors appointed three General Managers responsible of Eni’s three operating divisions:
  Stefano Cao, General Manager of the Exploration & Production division;
  Domenico Dispenza, General Manager of the Gas & Power division;
  Angelo Caridi, General Manager of the Refining & Marketing[6] division.
  In its meeting of February 15, 2008, the Board of Directors, based on the statements presented, confirmed that the General Managers possess the honorability requirements and respect the limits to the number of offices held for Directors. In particular, Stefano Cao is also member of the Board of Directors of Telecom SpA.

Controls

Board of Statutory Auditors
The Board of Statutory Auditors, in accordance with Legislative Decree No. 58/1998 (TUF), monitors: (i) the respect of laws and of Eni’s memorandum of association; (ii) the respect of the principles of fair administration; (iii) the adequacy of the company’s organizational structure, for the parts covered by the Board’s responsibility, of its internal control system and financial reporting system as well as the reliability of the latter in fairly representing the Company’s transactions; (iv) the actual implementation of corporate governance rules foreseen by codes prepared by market regulators and company associations to which the company publicly declares to adhere; (v) the adequacy of instructions conveyed by the parent company to its subsidiaries according to Article 114, paragraph 2 of the above mentioned decree.
In accordance with the Eni Code, in line with the Borsa Italiana Code, the Board of Statutory Auditors monitors the independence of the principal external auditors, verifying both the compliance with the provisions of applicable laws and regulations governing the matter, and the nature and extent of services other than the audit services provided to Eni by the auditing firm and the entities belonging to its network.
According to the TUF, the Board of Statutory Auditors drafts a proposal regarding the appointment of the principal external auditors and their fee to be submitted to the Shareholders’ Meeting for approval.
The Board of Directors, in its meeting of March 22,

(6)	Angelo Caridi was appointed in August 2007, replacing Angelo Taraborrelli.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

2005, in accordance with the provision of the SEC Rule 10A-3 for non-US companies listed on US stock exchanges, elected the Board of Statutory Auditors to fulfil the role performed by the audit committee in US companies under the Sarbanes-Oxley Act and SEC rules, within the limits set by Italian legislation from June 1, 2005. On June 15, 2005, the Board of Statutory Auditors approved its chart for carrying out the tasks attributed to the audit committee under US laws[7]. This chart is published on Eni’s website.

Composition and appointment
The Board of Statutory Auditors is comprised of five auditors and two alternate auditors, appointed by the Shareholders’ Meeting for a three-year term.
Statutory Auditors are appointed by means of a list vote; at least two auditors and one substitute are elected from minority candidates. Eni applies the special norms provided for by Law No. 474 of 1994 as concerns timing and modes for filing lists which are slightly different from Consob rules. Eni, however, endorses Consob rules as well and implemented them in its By-Laws.
According to Article 28.2 of Eni’s By-Laws, as revised by the Shareholders’ Meeting of May 25, 2006, to implement the provision of Law No. 262 of December 28, 2005 (Law on the protection of savings), the Shareholders’ Meeting shall elect Chairman of the Board of Statutory Auditors a member elected from a list other than the one obtaining the majority of votes; this prescription will be effective in the next appointment of the Board of Statutory Auditors due on the Shareholders’ Meeting approving 2007 financial statements.
The lists of candidates include declarations made by the candidates on the possession of honorability, expertise and independence requirements prescribed by applicable regulation and a professional resume of each candidate. Lists must be filed at the company’s headquarters at least 10 days before the date of the Shareholders’ Meeting on first call and are published in three national newspapers, two of which shall be economic newspapers. Lists are also filed with Borsa Italiana and published on Eni’s website.
On May 27, 2005, Eni’s Shareholders’ Meeting appointed the following statutory auditors for a three-year period and however until the Shareholders’ Meeting approving financial statements for fiscal year 2007: Paolo Andrea Colombo (Chairman), Filippo Duodo, Edoardo Grisolia, Riccardo Perotta and Giorgio Silva. Francesco Bilotti and Massimo Gentile are	alternate auditors. The same Meeting also determined the yearly compensation of the Chairman of the Board of Statutory Auditors and each Auditor amounting to euro 115,000 and euro 80,000 respectively.
Paolo Andrea Colombo, Filippo Duodo, Edoardo Grisolia and Francesco Bilotti were candidates in the list presented by the Ministry for Economy and Finance; Riccardo Perotta, Giorgio Silva and Massimo Gentile were candidates in the list presented by institutional investors coordinated by Fineco Asset Management SpA.
The personal and professional curriculum of these auditors is published on Eni’s website.

Expertise, honorability and independence, reasons for ineligibility and incompatibility
As reported in the Code, the Statutory Auditors shall act with autonomy and independence also towards the shareholders who elected them.
In accordance with the TUF, Statutory Auditors shall possess specific requirements of independence, and the professional and honorability requirements as prescribed by a regulation of the Minister of Justice.
As for professional qualifications of the candidates, Article 28 of Eni’s By-Laws, in line with the said Decree of the Minister of Justice, foresees that the professional requirements can also be acquired with at least three years of professional experience or by teaching business law, business administration and finance, as well as at least a three year experience in a managerial position in geological or engineering businesses.
Eni’s auditors are all chartered auditors.
Article 28 of Eni’s By-Laws also allows statutory auditors to assume other appointments in control entities according to the limits set by Consob coming in force on June 30, 2008. Until that date Eni’s By-Laws prohibits the appointment as statutory auditor of persons that are statutory auditors or members of the supervisory board or members of the management control committee of at least five companies with registered securities in regulated markets not subsidiaries of Eni SpA.
Statutory Auditors declared to possess independence and honorability requirements as foreseen by the law.
In its meeting of March 12, 2008 the Board of Statutory Auditors verified that all its members comply with the independence criteria prescribed.

Meetings and functioning
Statutory auditors receive information on all issues on the agenda of the Board of Directors at the same time as the Directors.
In line with the provisions of the Eni Code, an Auditor

(7)	The chart was amended on March 30, 2007, taking into account changes introduced by the TUF, Eni Code, and a different organization structure compared to the one existing on June 15, 2005, when the previous chart was approved.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

who has an interest, either own or on behalf of third parties, in a certain transaction of the issuer, shall inform the Board of Directors and the other Auditors. Meetings can be held by video or telephone conference.
In 2007, the Board met 18 times with an average participation of 89% of its members and an average duration of 2 hours and 40 minutes.
The table attached at the end of this section indicates, the percentage of participation of each auditor to the Board of Auditors meetings.

Further Auditors’ appointments
Based on information received, information on positions held by the members of Eni’s Board of Statutory Auditors in other Boards of Directors and Boards of Statutory Auditors of listed companies, also abroad, financial, banking, insurance or large companies is provided below.

PAOLO ANDREA COLOMBO
Independent Director of Mediaset SpA, Interbanca SpA. Iniziative Gestione Investimenti SGR SpA, SIAS SpA. Director of Versace SpA. Chairman of the Board of Statutory Auditors of Ansaldo STS and Saipem SpA. Auditor of Aviva SpA, Lottomatica SpA and Sirti SpA.

FILIPPO DUODO
Chairman of the Board of Statutory Auditors of Banca Meridiana SpA. Auditor of Benetton Group SpA.

RICCARDO PEROTTA
Chairman of the Board of Statutory Auditors of Gewiss SpA. Auditor of Snam Rete Gas SpA, Mediaset SpA and ECS International Italia SpA.

GIORGIO SILVA
Chairman of the Board of Statutory Auditors of Trevisan Cometal SpA. Auditor of Luxottica SpA and RCS Mediagroup SpA.

Other controls

External Auditors
As provided for by Italian law, the auditing of financial statements is entrusted to external auditors registered on the register held by Consob. The principal external auditor is appointed by the Shareholders’ Meeting. Eni’s external auditor, PricewaterhouseCoopers SpA, was appointed for the first time on June 1, 2001 and was reappointed by the Shareholders’ Meeting of May 28, 2004 for a three-year term. The Shareholders’ Meeting of May 24, 2007 under proposal of the Board of Statutory Auditors, as foreseen by Eni’s By-Laws, resolved to renew the appointment for the 2007-2009 period, as it did not yet complete the maximum nine year period allowed by the TUF.
Financial statements of Eni subsidiaries are audited mainly by PricewaterhouseCoopers. In order to express its opinion on Eni’s consolidated financial statements PricewaterhouseCoopers took the responsibility of the audit activities performed by other auditors on certain Eni fully consolidated subsidiaries representing, however, a negligible part of Eni’s consolidated assets and revenues.
Eni group companies are forbidden from engaging the principal external auditor and its affiliates for services other than audit and audit-related services. Certain services that are not prohibited by Consob and SOA can be awarded subject to approval by the Board of Directors of said company upon favorable opinion of their respective Board of Statutory Auditors and of Eni’s Board of Statutory Auditors in case of direct subsidiaries. Eni’s Board of Statutory Auditors must be informed of all engagements of the principal external auditors by Eni Group companies.

Italian Court of Accountants
The accounts of the parent company Eni SpA are subject also to the review of the Italian Court of Accounts. The relevant activity is performed by the Magistrate delegated to control, Lucio Todaro Marescotti (alternate Magistrate Angelo Antonio Parente), as decided on July 19-20, 2006, by the Governing Council of the Italian Court of Accountants.
The Magistrate delegated to control attends the meetings of the Board of Directors, the Board of Statutory Auditors and the Internal Control Committee.

Model 231
According to Italian laws regarding the “Liability of legal entities for administrative crimes” as defined in Legislative Decree No. 231 of June 8, 2001, legal entities, among them corporations, may be considered liable and therefore be subject to sanctions for crimes committed or attempted in Italy and abroad on their behalf or to their advantage. Legal entities can adopt organizational, management and control models adequate for preventing such crimes.
In its meetings of December 15, 2003 and January 28, 2004 the Board of Directors approved a “Model for organizational, management and control according to Legislative Decree No. 231/2001” and established a Watch Structure. In its meeting of June 5, 2007 the Board of Directors resolved to change the structure of the Watch Structure, originally comprising three members, by including two external members, one of

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

them appointed as chairman of the Watch Structure.
Subsequently, due to new laws relating to the field of application of Legislative Decree No. 231, the CEO provided for the implementation of three Addenda, dedicated to Crimes with terroristic aims or intended to subvert democracy and crimes against individuals, market abuse, protection of savings and discipline of financial market, and transnational crimes, respectively.
On March 14, 2008 the Board of Directors approved an updating of the model intended to adapt it to changes in Eni’s organizational setup, recent developments in courts’ decisions, studies on this matter and laws and regulations, experience gained from the application of the model, including experiences made in legal proceedings, the practice of Italian and foreign companies in these kinds of models, outcomes of audit and control activities.
The new Code of Ethics of Eni derives directly from the updating of the model 231 and is an integral part of it, that cannot be waived.
The Watch structure reports on the implementation of model 231, the emergence of any issues and on the outcomes of activities performed in executing its tasks. It reports to the Chairman, the CEO, who in turn informs the Board of Directors while reporting on the exercise of powers entrusted to him, the Internal Control Committee and the Board of Statutory Auditors.
The updates of model 231 are transmitted to Group companies so that they too adopt and/or update their respective models and establish their own watch structures.
Representatives nominated by Eni in the management bodies of subsidiaries, consortia and joint ventures promote the principles and contents of model 231 in their respective areas.
The principles of the “231 model” are published on Eni’s website.

Manager in charge of the preparation of financial reports
In accordance with Article 24 of Eni’s By-Laws, as provided for by the TUF, the Board of Directors under proposal of the CEO in agreement with the Chairman and with the approval of the Board of Statutory Auditors appoints a manager in charge of the preparation of financial reports. The appointed person must be chosen among persons who for at least three years:
a) have been in charge of financial reporting or control activities or business administration for listed Italian or European or OECD companies with share capital of at least one million euro, or
b) have acted as external auditors of the same companies described above, or	c) have performed professional activities or teaching at university level in accounting and finance, or
d) have held managerial positions in private or public entities engaged in finance, accounting and control.
The Board of Directors verifies the adequacy of his powers and means in order to fulfil this task and the respect of relevant administrative and accounting procedures.
In its meeting of June 20, 2007, the Board of Directors, with the approval of the Board of Statutory Auditors, appointed Eni’s Chief Financial Officer, Marco Mangiagalli, as Manager in charge of the preparation of financial reports, in accordance with Article 154-bis of Legislative Decree No. 58/1998 verifying the adequacy of his powers and means in order to fulfil this task. In the same meeting, the Board of Directors approved the Guidelines on Eni internal control system over financial reporting prepared by the manager in charge of the preparation of financial reports, defining rules and methodologies on the implementation and maintenance of the internal control system over financial reporting, as well as on the evaluation of the system’s effectiveness. In its meeting of January 18, 2006 the Board of Director assessed the means available to the CFO in his quality of manager in charge of the preparation of financial reports as adequate.

Internal Control System
Eni has long established an internal control system designed to address main company risks.
Internal control rules, processes and structures are supported by the Eni’s Code of Ethics which states that Eni employees at every organizational level shall comply with behavioural standards of legitimacy from a formal and substantial standpoint when executing their tasks. The Code also affirms the values of the transparency of accounts and disclosures and the spreading of a control oriented attitude. Eni is aware that investors trust that Eni’s Bodies, management and employees observe the rules of the internal control system.
The Board of Directors assesses the consistency of the internal control system with the company size, complexity and scope. The Board of Directors in the resolution of December 13, 2006, confirming the provisions of the Eni Code, reserved to itself the responsibility of designing, having reviewed assessments from the Internal Control Committee, Guidelines for the company’s internal control system so as to ensure that the main Group companies risks are correctly identified, measured, managed and monitored. To this end the Internal Control Committee reports to the Board at least every six months at the date of the approval of the annual and semi-annual

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

financial statements on the activity performed as well as on the adequacy of the internal control system. The Committee, in addition to assisting the Board in performing its tasks in the area of internal control, among other things: (i) assesses in conjunction with the Manager entrusted with the preparation of financial reports and the External Auditors the proper use of accounting principles and their homogeneity for the preparation of the consolidated financial statements; (ii) examines the integrated audit plan, the periodical Internal Audit reports on activities performed and their outcomes; (iii) assesses the outcomes of Eni’s internal auditing ordinary operating activity, review activity performed by Eni Internal Audit also to account of complaints, reports from the Board of Statutory Auditors and individual Statutory Auditors, reports and management letters of External Auditors, the annual report of the Guarantor of the Code of Ethics, reports of the Watch Structure, reports of the Manager responsible for internal audit and reports and investigations from third parties. The activities of the Internal Control Committee are described in the specific paragraph above.
The CEO is entrusted with the task of implementing the Guidelines designed by the Board and oversighting the functioning of the internal control system with the assistance of the manager in charge of the internal control and of the internal audit department.
The Internal Audit manager has been appointed as manager responsible of internal control by the Board of Directors in its meeting of March 16, 2007 on proposal of the CEO and in agreement with the Chairman, after consultation with the Internal Control Committee. The internal control manager is entrusted with the task of monitoring that the internal control system is adequate and fully operating, does not hold any responsibility over operating areas, reports directly to the CEO, the Internal Control Committee and the Board of Statutory Auditors and assesses the ability of the internal control system to achieve a tolerable company risk profile. Among the actors of the internal control system, an important role is played by the Internal Audit department, directly reporting to the CEO and the Board of Statutory Auditors acting as Audit Committee under the SOA. The Internal Audit department is entrusted with the task to provide an independent and objective activity aimed at promoting improvement of efficiency and efficacy of the internal control system and of the company’s organization. In 2007 Eni completed the unification of the Group’s internal audit functions in the Corporate Internal Audit department, except for the listed subsidiaries and those subsidiaries due to be unbundled. This organizational setup was adopted in	line with the role assigned to the parent company in defining guidelines and assessing the adequacy, efficacy and actual operations of the internal control system as a whole. Eni SpA’s Internal Audit department monitors the internal control systems by means of: (i) an integrated audit plan prepared annually with a top-down-risk-based approach, preventively examined by the Internal Control Committee and the Board of Statutory Auditors and approved by the Board of Directors and for the aspects relevant to Legislative Decree No. 231/2001 by the Watch Structure; (ii) planned and unplanned internal audit activities decided upon request of management, top management, the Internal Control Committee, the Board of Statutory Auditors, the Watch Structure and complaints received (also anonymous) under current company’s rules and procedures; (iii) independent monitoring activities performed for periodic financial reporting as explained below. The Internal Audit function reports periodically to the control bodies and the top management on the outcomes of its activities and monitoring and corrective actions designed to take account of internal audit’s outcomes. The Internal Audit Manager, the Internal Audit department and the external auditors have the fullest access to data, information and documentation which can support the performance of auditing activities.

Periodic financial reporting
Eni has long adopted controls and procedures as to ensure that information required to be disclosed in periodic reports be recorded, processed, summarized and reported. These controls and procedures support the Group companies in the preparation of financial statements and the collection of information to be disclosed in accordance with generally accepted accounting standards and policies, uniformity of behavior, the disclosure of timely, complete and accurate financial information on the Group.
Eni’s disclosure controls and procedures have been designed in accordance with the provisions of the Sarbanes-Oxley Act of 2002 (SOA) which Eni has to comply with as its securities are listed on the New York Stock Exchange.
In application of U.S. laws, on March 22, 2005 Eni’s Board of Directors, make use of the option assigned by the SEC to foreign issuers listed on regulated U.S. markets, identified the Board of Statutory Auditors as the body performing, within the limitations of Italian law, the tasks attributed to the Audit Committee by the SOA and SEC rules.
In application of Italian laws on June 20, 2007, Eni’s Board of Directors appointed Eni’s CFO as manager responsible of the preparation of financial statements

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

and approved Guidelines on Eni’s control system of financial reporting that define norms and procedures for the establishment, maintenance and assessment of said system, specifying tasks and responsibilities of group managers and departments.
Such control system was designed in accordance with two fundamental principles:
  to extend control to all the levels of the organizational structure, consistently with the operating task entrusted to each level;
  sustainability of controls in the long term, so as to ensure that the performance of controls is increasingly integrated in and compatible with operating needs; for this purpose, specific controls have been selected in order to identify such critical controls as to mitigate the level of risk.

The objectives of the internal control system have been defined consistently with applicable provisions of US rules distinguishing two systemic components:

  disclosure controls and procedures;
  internal control over financial reporting.

Disclosure controls and procedures are defined as controls and other procedures of the company that are designed to ensure that information required to be disclosed by the company in its reports is collected and communicated to Eni management, including Eni’s CEO and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Eni’s internal control over financial reporting has been designed to be consistent with the Internal Control-Integrated Framework created and published by the Committee of Sponsoring Organizations of the Tradeway Commission and comprises five interrelated components: control environment, risk assessment, control activities, information and communication, and monitoring. Such components in relation to their own features operate at entity level (Group, business segment, divisions, subsidiary) and/or at a process level, including both operational and financial administration process (transaction, evaluation processes and closing the books).
The key objective of internal control over financial reporting is to mitigate risks due to negligence and risks of fraud, significantly impacting financial statements. In addition, a specific risk assessment has been performed on fraud risks, and from this anti-fraud measures and controls have been designed.

Management has developed its own assessment procedures to evaluate the design of Eni’s internal control over financial reporting and its operating effectiveness. To that end, management has implemented ongoing monitoring activities entrusted to managers who are responsible of conducting primary processes or activities, and separate evaluations have been entrusted to Eni’s Internal Audit department. This department operates according to a preset plan of interventions defining scope and objectives of each intervention.
Outcomes from all monitoring activities are reported periodically in order to ascertain the state of Eni’s internal control over financial reporting. All levels of Eni’s organizational structure are involved in this reporting process.
In 2007 simplification actions have been performed according to a risk based approach that lead to the reduction in the number of processes and controls while engaging the same number of subsidiaries.

Transactions in which a director has an interest and transactions with related parties
In accordance with the TUF and with Article 23.3 of Eni’s By-Laws, the Directors shall timely inform the Board of Statutory Auditors on transactions in which they have an interest.
During each Board of Directors’ meeting, the Chairman expressly asks the Directors to declare any of their potential interest in transactions on the agenda.
The Eni Code, in accordance with the Borsa Italiana Code, foresees the adoption, by the Board of Directors, of measures ensuring that transactions in which a director has an interest, directly or on behalf of third parties, and all transactions carried out with related parties, are performed in a transparent way and meet criteria of substantial and procedural fairness. In addition, the Eni Code foresees a specific opinion of the Internal Control Committee on the rules adopted by the Board of Directors.
Preparation of a procedure regarding transactions with related parties is underway; however its finalization is stalling due to the circumstance that Italian listed companies are awaiting the emission on part of Consob of certain Guidelines as provided for by Article 2391-bis of the Italian Civil Code. Pending the emission of such Guidelines, Eni’s internal rules provide that transactions with related parties be submitted to the Board of Directors, also in case amounts are lower than the materiality threshold set for the transactions to be approved by the Board. The Board of Directors’ resolution defining the matters reserved to the Board itself requires to pay particular attention to those

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

transactions in which a director has an interest and to transactions with related parties.
Moreover, Eni is committed to observing principles as defined in the Borsa Italiana Code regarding such persons holding significant positions in the share capital of listed companies and in particular respecting their managerial autonomy.
In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with related parties as defined by IAS 24. These include non consolidated subsidiaries and affiliates as well other entities owned or controlled by the Italian Government.
All such transactions are conducted on an arm’s length basis and in the interest of Eni Group companies.
Eni’s Directors, General Managers and managers with strategic responsibilities disclose every six months any transactions with Eni SpA and its subsidiaries that require disclosure under IAS 24.
Amounts and types of trade and financial transactions with related parties and their impact on consolidated results and cash flow, and on the Group’s assets and liquidity are reported in Note 19 to the consolidated financial statements.	Shareholders and information on shareholding structure[8]

Share capital and main shareholders
Eni SpA’s share capital issued at December 31, 2007, amounted to euro 4,005,358,876 fully paid and was represented by 4,005,358,876 ordinary shares, at a nominal value euro 1 each. Shares are not divisible and give right to one vote. Shareholders can exercise the rights to participate in profits or assets and to vote as provided by the law and subject to any applicable legal limitations.
In 1995 Eni issued a sponsored ADR (American Depositary Receipts) program directed to US investors. An ADR is a certificate issued by a US depositary bank which represents shares of a non US company and are held and traded on US stock markets. One ADR is equal to two Eni ordinary shares; ADRs are listed on the New York Stock Exchange.
On May 24, 2007 Eni’s Shareholders’ meeting authorized the Board of Directors to purchase up to 400 million Eni shares, nominal value euro 1 within 18 months of the Shareholders’ Meeting date, and within an authorized plafond of euro 7,400 million. The purchase price shall not be lower than the nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5%.
Eni is not aware of any pact involving shareholders.
Based on information available and received in accordance with Consob Decision No. 11971/1999, as of December 31, 2007, shareholders holding more than 2% of Eni’s share capital were the following:

Shareholders	Shares held	% of capital

Ministry of Economy and Finance	813,443,277	20.31
Cassa Depositi e Prestiti SpA (a)	400,288,338	9.99
Barclays Global Investor Group	80,267,278	2.01
Eni SpA (own shares)	348,525,005	8.70

(a)	Cassa Depositi e Prestiti SpA is controlled by the Ministry of Economy and Finance.

Shareholders by area
Shareholders	Number of shareholders	Number of shares	% of capital (a)

Italy	314,517	2,512,562,966	62.73
UK and Ireland	1,056	140,946,897	3.52
Other EU	4,138	507,550,360	12.67
USA and Canada	1,857	343,761,345	8.58
Rest of world	1,425	135,500,715	3.39
Own shares at the dividend date		336,892,397	8.41
Other		28,144,196	0.70
Total		4,005,358,876	100.00

(a)	At the dividend payment date, June 21, 2007 (ex-dividend date was June 18, 2007).

(8)	Under Italian listing standards, information on indemnities to be paid in case of termination of the office of Directors is provided under the Item “Remuneration earned by members of the Board of Directors, Statutory Auditors, General Managers and other managers with strategic responsibilities”.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

Shareholders by amount of shares held
Shareholders	Number of shareholders	Number of shares	% of capital (a)

>10%	1	813,443,277	20.31
3%-10	1	400,288,338	9.99
2%-3%	0	0	0
1%-2%	11	718,332,508	17.93
0.5%-1%	4	99,289,018	2.48
0.3%-0.5%	16	247,086,313	6.17
0.1%-0.3%	54	355,070,012	8.87
<= 0.1%	322,906	1,006,812,817	25.14
Own shares at the dividend date		336,892,397	8.41
Other		28,144,196	0.70
Total		4,005,358,876	100.00

(a)	At the dividend payment date, June 21, 2007 (ex-dividend date was June 18, 2007).

Limitation of ownership and voting rights
In accordance with Article 6 of Eni’s By-Laws, no shareholder, excepted the Italian Government, can directly or indirectly own more than 3% of Eni SpA’s share capital; the shares held above this limit do not allow to exercise the relevant rights.

Special powers of the State - Golden Share
Eni’s By-Laws in Article 6.2 attribute to the Minister of Economy and Finance, in agreement with the Minister of Economic Development, the following special powers to be used in compliance with the criteria indicated in the Decree of the President of the Council of Ministers of June 10, 2004: (a) opposition with respect to the acquisition of material shareholdings representing 3% of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings. Such opposition is required to be expressed within 10 days of the date of the notice to be filed by the Board of Directors at the time a request is made for registration in the Shareholder’ register, should the transaction be considered prejudicial to vital interests of the State; (b) opposition with respect to the subscription of shareholders’ agreements or other arrangements (as defined by Article 122 of Legislative Decree No. 58 of February 24, 1998) whereby 3% or more of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings is involved; (c) veto power – duly motivated by the case of prejudice to the interests of the State – with respect to shareholders’ resolutions to dissolve Eni SpA, to transfer the business, to merger or to demerger, to transfer the registered office of Eni SpA outside Italy, to change the corporate purposes or to amend or modify any of the special powers described in this section; (d) appointment of a Board member without voting right.	Shares and equity instruments - Law No. 266 of December 23, 2005
Law No. 266 of December 23, 2005 (Budget Law) in Article 1, paragraphs 381 to 384 in order to favor the process of privatization of and the diffusion among the public of shareholdings in companies in which the State holds significant stakes, introduced the option to include in the By-laws of listed companies formerly entirely owned by the State, as in the case of Eni SpA, provisions for the issuance of shares and securities bearing the same characteristics as shares which give to the special meeting of relevant holders the right to request the issuance on their behalf of new shares, also at par value, or securities bearing the right to vote at both ordinary and extraordinary meetings. The introduction of these norms in Eni’s By-Laws would entail the cancellation of the 3% threshold to individual shareholdings, except for the State, as contained in Article 6.1 of Eni’s By-Laws. To date Eni’s By-Laws have not yet been modified to adopt this provision.

Significant agreements that come into force, are modified or expire in case of a change in the control of Eni
Except for what explicitly indicated, Eni SpA and its subsidiaries are not party to any material agreement that can be disclosed without serious prejudice to the company, that come into force, are modified or expire in case of a change in the shareholders currently controlling Eni SpA. Material agreements are deemed to be those that require to be examined and approved by the Board of Directors as they fall without the matters reserved to the Board itself.
In particular, the agreements that fall in this category concern: (i) provisions of the agreement existing between Eni, Amorim Energia, and Caixa Geral de Depósitos for the joint management of Galp Energia

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

SGPS SA, that provide that in case of change of control of any participating company, the option for the other partners to purchase the Galp shareholding held by the party whose controlling entity has modified; (ii) any expiry of the natural gas distribution licence of the subsidiary Distribuidora de Gas Cuyana SA, due to the provisions of applicable laws if the company were controlled by a shareholder active in Argentina, directly or thought subsidiaries in the activities of production, storage or distribution of natural gas.

The Shareholders’ Meeting
During meetings, shareholders can request information on issues in the agenda. Information is provided within the limits of confidentiality, taking account of applicable rules regulating the matter of price sensitive information.
With the aim of facilitating the attendance of shareholders, calls for meetings are published in the Official Gazette of the Italian Republic and in the “Il Sole 24 Ore”, “Corriere della Sera” and “Financial Times” newspapers. Eni’s By-Laws allow vote by correspondence and the collection of powers of attorney in Articles 13 and 14. Shareholders representing alone or jointly one fortieth of the share capital may request, within five days from the publication of the call for meeting, an integration to the items on the agenda.
In addition, as provided by Article 14 of Eni’s By-Laws, in order to facilitate the collection of powers of attorney of shareholders that are also employees of Eni and Group companies and members of associations of shareholders that comply with current regulations, Eni provides areas for communicating and collecting proxies to said associations in ways to be agreed from time to time with their legal representatives.
On December 4, 1998, Eni approved a regulation for its shareholders’ meetings, available on Eni’s website, in order to guarantee an efficient deployment of meetings, in particular the right of each shareholder to express his opinion on the items in the agenda[9].

Shareholder and investor relations
In concert with the launch of its privatization process, Eni adopted a communication policy, confirmed by the Code of Ethics, aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive complete, selective and timely information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and constantly updated on Eni’s website.
Withing the month of December Eni disseminates and publishes on its Internet site its financial calendar detailing events for the following year. It also publishes all its annual and quarterly reports, its Code and the procedures concerning corporate governance, its By-Laws, the information to shareholders and bondholders, shareholders’ meeting agenda and proceedings of meetings. Documents are free and can be requested filling in the relevant form on Eni’s website.
Relations with individual investors, institutional investors, shareholders and the press are handled by dedicated Eni departments.
Relations with investors and financial analysts are held by the Investor Relations manager. Information is available on Eni’s website and can be requested by sending an email to investor.relations@eni.it.
Relations with the press are held by the press manager.
Relations with shareholders are held by the Corporate Secretary office. Information is available on Eni’s website and can be requested by sending an email to segreteriasocietaria.azionisti@eni.it or calling the toll-free number 800.940.924 (Outside Italy 800.11.22.3456).

Handling of company information
On February 28, 2006, Eni’s Board of Directors updated the “Procedure for the disclosure of information to the market concerning Group activities” approved on December 18, 2002 and published on Eni’s website. The procedure acknowledges Consob Guidelines and the “Guidelines for information to the market” issued in June 2002 by the Ref Forum on company information and those included in the laws implementing the European directive on market abuse, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events. It also contains sanctions applied in case of violation of its rules in accordance with the crimes identified and sanctioned by the new law on the protection of savings. This procedure has been updated on September 29, 2006 to take into consideration the

(9)	As far as rules on the appointment and replacement of Directors, see the specific item “ Board of Directors” of this report. Information on changes on Eni By-Laws, the Company applies the ordinary rules, except for information reported in item “Special powers of the State - Golden Share”. Article 23.2 of Eni By-Laws entrusts the Board of Directors to amend the By-Laws in accordance to new laws.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

Consob interpretation expressed on March 28, 2006.
Eni’s Code of Ethics defines confidentiality duties upheld by Group employees relating to the treatment of sensitive information.
Directors and Auditors ensure the confidentiality of documents and information acquired in performing these tasks and observe the procedure adopted by Eni for the internal treatment of these information and documents and for the timely disclosure to the market.

Register of the persons having access to privileged information
On February 28, 2006, the Board of Directors approved a procedure for establishing and maintaining a register of persons with a right to access privileged information, as provided for by Article 115-bis of Legislative Decree No. 58 of February 24, 1998.
The procedure implementing Consob Decision on listed companies, states: (i) terms and procedures for the recording and possible cancellation of the persons that, due to their professional activity or tasks performed on behalf of Eni, have access to privileged information; (ii) terms and procedures to inform said persons of their recording or cancellation and relevant reasons.
The procedure is in force from April 1, 2006 and was updated on September 29, 2006 to take into account the Consob position expressed on March 28, 2006. The procedure is published on Eni’s website.	Internal Dealing
On February 28, 2006, the Board of Directors approved the “Internal dealing procedure” for the identification of relevant persons and the communication of transactions involving securities issued by Eni SpA and its listed subsidiaries made by these persons, replacing the Internal Dealing Code approved by the Board on December 18, 2002.
The procedure implements the provisions of Article 114, paragraph 7 of Legislative Decree No. 58 of February 24, 1998.
Eni’s procedure, implementing Consob Decision on listed companies: (i) identifies relevant persons: (ii) defines the transactions involving securities issued by Eni SpA; (iii) determines the terms and conditions for the disclosure to the public of such information.
The procedure states that managers having regular access to privileged information, during specific periods of the year (blocking periods), are not allowed to buy or sell shares.
The procedure was updated on September 29, 2006 to take into account the Consob position expressed on March 28, 2006. The procedure is published on Eni’s website.

* * *

Follow the tables included in the “Handbook for the preparation of the report on corporate governance” issued by Assonime and Emittente Titoli SpA in March 2004.

Structure of the Board of Directors and its Committees
Board of Directors	Internal Control Committee	Compensation Committee	International Oil Committee

Members	executive	non executive	independent	% attendance	other appointments (a)	members	% attendance	members	% attendance	members	% attendance

Chairman
Roberto Poli		X	X	100	4
CEO
Paolo Scaroni	X			100	4					X
Directors
Alberto Clô (*)		X	X	92	4	X	64			X	100
Renzo Costi (*)		X	X	84		X	79	X	75
Dario Fruscio		X	X	68						X	100
Marco Pinto		X		92		(b)		X	75
Marco Reboa (*)		X	X	96	5	X	100			X	100
Mario Resca		X	X	92	3			X	100
Pierluigi Scibetta		X	X	92	1	X	71	X	100

Number of meetings in 2007	25	14	4	4

(*)	Appointed by the minority list.
(a)	Appointments as director or statutory auditor in other listed companies, also outside Italy, in financial, banking, insurance or large companies.
(b)	In June 2007, Marco Pinto resigned from the Internal Control Committee: until June, he participated to five meeting of the Committee, with a percentage of attendance equal to 71%.

The Corporate Governance Code issued by Borsa Italiana foresees the possibility to form, within the Board, a Committee for the proposal on the entrustment of Directors "especially in those cases the Board of Directors notices the difficulty of the shareholders in organising the proposal for the appointment, as being in listed companies". The Board of Directors has not formed this Committee in consideration of the shareholding characteristics of Eni.

Contents

ENI ANNUAL REPORT / REPORT ON CORPORATE GOVERNANCE

Board of Statutory Auditors
Members	% attendance Meeting of the Board of Statutory Auditors	% attendance Meeting of the Board of Directors	Number of other appointments (a)

Chairman
Paolo Andrea Colombo	100	100	6
Auditors
Filippo Duodo	89	84	1
Edoardo Grisolia	72	72
Riccardo Perotta (*)	100	96	3
Giorgio Silva (*)	83	92	3
Number of meetings in 2007	18	25

(a)	Appointments as director or statutory auditor in other listed company, also outside Italy, or in financial, banking, insurance or large companies.
(*)	Appointed by the minority list.

For presenting a list shareholder or group of shareholders must hold at least 1% of voting shares in an ordinary shareholders' meeting.

Other information to be disclosed under the Corporate Governance Code published by Borsa Italiana in 2002
	Yes	No

System of delegated powers and transactions with related parties
The Board of Directors delegated powers defining:
a) limitations	X
b) exercise	X
c) periodicity of information	X
The Board of Directors reserved examination and approval of relevant transactions (including transactions with related parties)	X
The Board of Directors defined guidelines for identifying relevant transactions	X
Such guidelines are described in the report	X
The Board of Directors defined procedures for examination and approval of transactions with related parties		X (*)
Such procedures are described in the report		X (*)

Procedures for the latest appointment of Directors and Statutory Auditors
Lists of candidate directors were deposited at least 10 before the date set for appointment	X
Lists were accompanied by sufficient information on candidates	X
Candidates to the role of director disclosed information that qualified them as independent	X
Lists of candidate auditors were deposited at least 10 before the date set for appointment	X
Lists were accompanied by sufficient information on candidates	X

Meetings
The company approved regulations of meetings	X
The regulations are attached to the report (indication of where to find it online is provided)	X

Internal Control
The company appointed persons responsible for internal control	X
Such persons do not report to managers of operating divisions	X
Internal office responsible of internal control (Article 9.3 of the Code)	Internal Audit

Investor relations
The company appointed an investor relations manager	X
Information on investor relations manager (telephone, address, e-mail) and unit	Investor Relations (**)

(*)	Procedures will be prepared after the publication by Consob of the general principles as per Article 2391-bis of the Civil Code. Following the new procedure, the operations are submitted to the Board of Directors, even when the amount is lower than the defined relevant threshold.
(**)	Eni SpA - Piazza Vanoni, 1 - San Donato Milanese (Milan) 20097 Italy - Tel. +39 02 52051651 - Fax +39 02 52031929.

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

Commitment to sustainable development

INTRODUCTION

Sustainability is an integral part of Eni’s culture and represents the engine of a process of continuous internal improvement. Eni’s actions are oriented to value people, contributing to the development and welfare of communities where it operates, respecting the environment, investing in R&D, pursuing energy efficiency and mitigating the risks of climate change.
As a result of Eni’s renewed commitment to sustainability, 2007 marked Eni’s entry in the Dow Jones Sustainability World Index, in the FTSE4Good Index, in the CDP5 Climate Disclosure Leadership Index. In addition, Eni greatly improved its ranking in the GS SUSTAIN Focus List of Goldman Sachs (from the third to the second quartile) and in Fortune’s annual list of the 100 most sustainable companies (from the 28th to the 3th place).
In its Shareholders’ Meeting of May 2007, in addition to its Annual Report Eni presented for the first time its Sustainability Report, which was prepared and certified also by means of a new sustainability reporting system. In July 2007 Eni completed and formalized its sustainability organizational model by publishing strategic guidelines that identify the processes of planning, control, reporting, communication and stakeholders’ engagement.
In 2007 Eni also issued guidelines for the protection and promotion of human rights and promoted the adoption of operating procedures in some operating sites outside Italy. Eni also performed initiatives in favour of local communities related to development projects, the main ones were achieved in Libya, Kazakhstan, Ecuador and Nigeria.
Eni obtained significant reductions in GHG emissions in	Russia and started interventions for further reductions to be achieved in Nigeria, Congo and Libya. In the areas of refining and power generation Eni started new projects and completed current projects for the improvement of energy efficiency.
The “Along with Petroleum” program addressing innovation in the area of renewable energy sources, alternative energy sources and systems for energy efficiency financed projects in innovative photovoltaic solar energy (for euro 12 million) and biofuels (for euro 7 million).
As concerns information and communication, Eni achieved the ENI 30PERCENTO information campaign that suggests the diffusion of virtuous behaviours among families, that can save up to 30% of their energy bills and contribute to environmental protection by following 24 simple and efficient suggestions. With this campaign Eni intends to appear as a catalyst for the debate on energy efficiency, engaging various actors in the economic, industrial and social world. A panel of 100 households following the 24 suggestions and 100 households that continue with their usual behaviours are going to be monitored until May 2008 in order to compare the actual consumption of the two classes of users.
In March 2007 Eni started its Welfare Project, aimed at identifying and applying actions for the improvement of the quality of life and the wellbeing of Eni people, increasing their satisfaction with the company they work for. The main intervention areas are psycho-physical wellbeing, conciliation of personal life and work life, creation of opportunities for leisure time and health. In the latter area Eni started its Health Project aimed at improving the general health of the company, making available to all Eni employees the training and information tools for a proper management of stress

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

factors. Eni also launched a Sustainability Intranet site aimed at informing and engaging Eni people in the various aspects of sustainable development reinforcing Eni’s culture and providing users with various degrees of knowledge of relevant information.
Eni also started experimental and research projects for the promotion of an innovative management of cross-sectional issues strategically relevant for the company:
  Human Rights Compliance Assessment: testing a tool for the evaluation of the implementation of Eni guidelines in this area;

  Diversity: analysis of the various kinds of diversities present in Eni with special attention to those deriving from cultural differences (internationalization dynamics), gender difference and the so called age diversity (intergenerational differences).

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

PEOPLE

To Eni people working in its production system represent an asset to be safeguarded and enhanced with careful career paths. This path, made up of accurate development and training initiatives customized to roles and persons, along with the respect of shared ethical values, represents a key factor for the creation of sustainable value in the long term.
Eni’s main objectives for its human resources are:
  to preserve, share and develop know-how for the development of Eni’s businesses;
  to develop its managers’ leadership and ability to understand and interpret economic-financial events;
  to invest in young people in terms of development and retention;
  to improve the overall efficacy of management and development with particular attention to Eni‘s international role and its relations with competitors;
  to support employees’ engagement as element related to the overall company performance.

More detailed information on the management of human resources is found on Eni’s website in the area Sustainability and in the Report on Sustainability.

Employees
At December 31, 2007, Eni’s employees totaled 75,862, with an increase of 2,290 employees from December 31, 2006, up 3.1%, reflecting a 2,628 increase in employees hired and working outside Italy and a decline of 338 employees hired in Italy.
Employees hired in Italy were 39,427 (52% of all Group employees). Of these, 36,300 were working in Italy, 2,940 outside Italy and 187 on board of vessels, with a 338 unit decline from 2006; of these 40 persons left the group due to changes in consolidation.
The process of improvement in the quality mix of employees continued in 2007 with the hiring of 2,632 persons, of which 726 with open-end contracts. A total of 1,906 persons were hired with this type of contract and with apprenticeship contracts, most of them with university qualifications (1,117 persons of which 759 are engineers) and 733 persons with a high school diploma. During the year 2,943 persons left their job at Eni, of these 2,189 had an open-end contract and 754 a fixed-term contract.
Employees hired and working outside Italy at December 31, 2007 were 36,435 (48% of all Group employees), with a 2,628 persons increase due to the positive

Employees at year-end	(units)	2005	2006	2007	Change	% Ch.

Exploration & Production	8,030	8,336	9,334	998	12.0
Gas & Power	12,324	12,074	11,582	(492)	(4.1)
Refining & Marketing	8,894	9,437	9,428	(9)	(0.1)
Petrochemical	6,462	6,025	6,534	509	8.4
Engineering & Construction	28,684	30,902	33,111	2,209	7.1
Other activities	2,636	2,219	1,172	(1,047)	(47.2)
Corporate and financial companies	5,228	4,579	4,701	122	2.7
	72,258	73,572	75,862	2,290	3.1

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

balance of new hires with fixed-term contracts and persons leaving their job in the Engineering & Construction segment (approximately 1,800 employees) due mainly to new contracts in Saudi Arabia and the sale of Camom SA and 736 persons in the Exploration & Production segment, of these approximately 400 following the purchase of Dominion and Maurel & Prom.

Organization

In 2007 Eni continued to upgrade its structures and processes along guidelines consistent with the new integrated corporation model adopted by Eni which includes:

  a constant upgrading of organizational structures to corporate strategies and streamlining of the organizational and company set-up of Eni;
  the full accountability of business and functional units and their integration around Group initiatives;
  the strengthening of Eni Corporate’s role of orientation and coordination;
  improved coordination of the ways to represent Eni outside Italy aimed at developing its businesses and international relations;
  the centralization and optimization of services to support the business with the aim of achieving greater efficiency and quality of services provided;
  the compliance of processes and control systems to laws and regulations.

Among the most significant upgrading processes completed in 2007, the following are worth mentioning:

  the role played by Eni Corporate in guiding and controlling Group activities has been strengthened also by means of a new planning and control model designed to measure the performance of line and staff activities and reinforcing internal control structures (watch structure, centralization of the internal audit function);

  the sustainability project designed to implement a structured system for planning and executing Eni activities in Italy and outside Italy under principles of sustainability. The first sustainability report was issued to fully disclose the activities performed by Eni divisions and subsidiaries in this area;
  the process for centralizing various staff activities (procurement, finance, insurance, ICT and documentation) while rationalizing and improving efficiency in certain projects (centralization of the management of employees of Eni Spa and its subsidiaries in EniServizi);
  certain reengineering processes of business activities in the upstream, downstream (in particular shipping and trading), construction and engineering, environmental and R&D.

Management and development
of human resources

Eni continued various initiatives aimed at making the evaluation and development of human resources more efficient. In particular, the integration of the tools dedicated to managers’ management and development (evaluation of abilities, performance assessment and positions) required to support the top management in its decisions of succession planning relevant to positions of major importance to the company, allowed to accelerate the growth of young managers to higher responsibility positions.
Eni continued its plan of rejuvenation of management which determined a significant decrease in average age at all levels of management, which lead to management style more appropriate to the new challenges of a very competitive market.
Eni updated the tools for the recruitment of personnel, evaluation of the development potential of resources in order to guarantee transparency and traceability of processes thereby integrating in them the issues of sustainability.
In 2007 Eni continued its evaluation activities that lead to an overall mapping of management roles in Italy and outside Italy aimed at supporting development and compensation decisions and favouring compensation benchmarking with competitors.
Eni started its first project of climate evaluation, called “Eni secondo te” addressing questionnaires to employees of Eni and main subsidiaries for a total of 37,000 persons.

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

Training

Eni considers training one of key drivers in managing human resources.
Eni’s significant commitment to training is underpinned by the number of employees participating in training initiatives and the number of hours dedicated to it in Italy and outside Italy.
In 2007, expenditure for training amounted to euro 88 million, of which euro 28 million in Italy and euro 60 million outside Italy. A total of about 3,428,000 training hours were provided (1,430,000 in Italy and 1,998,000 outside Italy).
Eni Corporate University, a subsidiary of Eni, offering services in recruiting and personnel selection, is fostering the quality of Eni’s human resources and the company’s strategies, covering the whole “knowledge cycle” from planning the requirements of critical skills to the construction of integrated academic curricula in cooperation with universities in Italy, up to the selection of new talents and their training during their professional lives.
In 2007, the first edition of the master course in general manager was launched in cooperation with SDA Bocconi and the Milan Polytechnic. This course is addressed to 30 young Eni managers that will receive a second degree master diploma and is part of a wider training and development program of Eni managers.
In 2007, ECU prepared a thorough survey of the knowledge management issue in Eni’s business units and in this area the E&P Division received the Giorgio Sacerdoti Award established by the Università Cattolica del Sacro Cuore, the Fondazione Politecnico and AICA (Italian association for information technology and automatic computing).
In early 2007, Eni celebrated the 50th anniversary of the establishment of the Scuola Mattei operating in research and post-graduate training. From its foundation in 1957, the school trained nearly 2,570 young talents, of which 1,415 came from nearly 100 countries of the world. In 2007-2008 three new curricula were introduced involving 81students (33 from Italy and 48 from the rest of the world).

Industrial relations

Within a consolidated and structured system industrial relations represented an efficient and consistent support to Eni’s strategic choices.
Leveraging on a constant dialogue with workers’ unions Eni reached significant agreements to implement a reorganization program in the Gas & Power and Refining & Marketing Divisions, to progress in the area of additional pension payments (applied also to the most recent employees), in social activities (increased payments by the company to workers’ organizations) and in professional training (new training activities under the sponsorship of Fondimpresa) as well as a successful plan for allowing early retirement (491 employees).

In 2007 Eni defined integrations to collective contracts for the segments of energy and oil and chemicals. Eni also signed an agreement for the establishment of a fund integrating public health assistance for employees operating in the energy and oil industry.
Internationally, Eni continued its dialogue with workers’ unions in specific forums such as the European Works Council.

Health

Eni is committed at protecting the health of its people, of the communities living in the areas where its plants are located and of all those that get in touch at various times with its production, distribution and marketing activities.
Eni’s activities for the protection of health aim at the continuous improvement of work conditions are developed along the following lines:

  continuous improvement of efficiency and reliability of plants;
  adoption of best practices and operating management based on advanced criteria of protection of health and the internal and external environment;
  research and innovation, with specific reference to the issues related to health and to the exposure of workers to working risks;
  results of audits for a continuous improvement;
  identification and monitoring of indicators and guidelines for analysis and intervention areas;
  programs of certification of management systems for production sites and operating units;
  definition and development of programs related to sustainability.

In 2007 Eni continued the activities started in 2006 and defined new ones. In particular, the following activities were realized:

  mapping and rationalization of doctors working for Eni in Italy and outside Italy, of paramedics and contracts entered by Eni divisions and subsidiaries in the area of health with universities or institutions aimed at increasing their efficiency and service level;
  definition of a standard contract to be used in new instances or renewals;
  preparation of a procedure on issues related to HIV on workplaces;

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

  preparation of a procedure for facing the consequences on workplaces of a possible influenza pandemics, with specific reference to the transmission of contagion and the protection of continuity of operations;
  updating of norms and promotion of health and medical support. With this aim since December a website has been dedicated to health prevention in Eni’s Intranet;
  start-up of the Health Card project and opening of a health care center in Rome and support to the initiative of the Italian league against cancer in Rome within a project for early diagnosis of cancer;
  development of telemedicine program and opening of a center in Gela;
  support to the FASEN for the realization of a screening of cardiologic risk.

In the definition of choices, risk prevention has been considered a priority and has been implemented in all operating sites by means of an integrated HSE management system.
In 2007 Eni extended the application of this health management system to its activities outside Italy and continued the certification process to 28 entities.
Particular attention has been paid to the implementation of prevention standards for working risks – such as chemical, physical and biological risks – and also to those related to local contexts – such as climate, infectious diseases, food problems – that are constantly updated and monitored by means of specific surveys, the implementation of socio-hygienic projects and Health Impact Assessments (32 HIA).

Eni has a network of 296 own health care centers located in its main operating areas of these 203 centers are outside Italy and are managed by expatriate and local staff. A set of international agreements with the best local and international health centers guarantees efficient service and timely reactions to emergencies.

Safety

Eni has always been deeply engaged in the issue of the safety of its workers, of the people living in the areas where its industrial sites are located and of its producing assets. Its strategy has been based on:

  the dissemination of a safety culture within its organization;
  a common policy, specific guidelines and proper management systems in line with international standards;

  control, prevention and protection from exposure to dangerous situations;
  minimization of exposure to risk in all production activities.

Eni’s Guidelines on the evaluation and mitigation of risks published in 2004 by the Corporate HSE department and in greater detail the “Instructions for the management of HSE risk” published in January 2008 describe the methods applied in the identification of dangers, evaluation and mitigation of risks associated to plants, processes, transportation means, workplaces, chemical substances and products used, produced and marketed.
This process includes the following phases:

  identification of all exposures and risks related to processes, products and operations performed;
  identification of prevention plans (where possible) and mitigation of risks;
  evaluation of risks in terms of seriousness and frequency of accidents;
  investigation and analysis of accidents in order to learn from them and increase the ability to prevent and mitigate risks;
  development of action plans to minimize risks focused mainly on capital expenditures, implementation of safety management systems and training of staff.

In 2007 Eni started a number of initiatives in the area of safety. The most relevant ones were:

  audit activities in business units testing the complete functioning of HSE management systems and specific audits on typical risks of certain sectors;
  engagement of resources in safety at various levels and of employees operating staff in a network connecting promoters of a safety culture within the organization (SAFELLOWS network);
  establishment of a module monitoring and managing geo-referenced data in the Mediterranean area supporting the management of relevant emergencies. This system favours the evaluation and organization of response interventions in case of emergencies at sea (MEDSTAR project);
  development of the innovative “Simulation of HSE processes” allowing new projects to foresee any issues related to HSE. These issues could lead to delays in obtaining authorizations, changes during work in progress, etc.);
  application of “Leading Indicators” in HSE for monitoring the safety parameters and the aspects of health and the environment;

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

  the promotion of training courses on specific issues;
  the establishment of international groups for sharing knowledge and the evaluation of advanced technical/structural standards for the control and monitoring of work environments in the prevention and protection of workers;
  completion of the technical guidelines for safety in new frontier activities (extreme working conditions), new procedure for the management of emergencies.

Documents required for the implementation of Legislative Decree No. 123/2007 on the evaluation of risks from interferences and contractual standards have been drafted as a result of the cooperation between business units, the HSE function and the legal department of Eni Corporate.

Eni is organizing a data base on accidents that should be operating in 2008, allowing access to information to selected users reducing time losses and assuring and the possibility of learning from lessons learned especially in cases of near miss. In addition in 2008 a data base of laws and regulations is going to be prepared collecting all local and international regulations, UNI and CE standards and the main data bases on HSE issues.
In 2007, safety indicators improved from 2006. The injury frequency rate was 3.01, down 5%, and the injury severity rate was 0.10 in line with 2006.

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

RESPONSIBILITY TOWARDS THE ENVIRONMENT

Reference scenario

Oil companies deploy activities with a potential impact on territories and the environment and are therefore subject to careful scrutiny by public opinion and stakeholders. This thrusts operational performance to fully comply with laws and international and domestic best practices especially as concerns risk prevention and reduction and minimization of environmental impacts.
The sustainable operations of an oil company are measured also in terms of commitment to the development and implementation of programs and actions concerning relevant environmental criticalities in the various areas where it operates.
Eni is a company that pays great attention to the issues of environmental sustainability and developed program aimed at the mitigation of climate change, the sustainable use of natural resources and the conservation of biodiversity.
More detailed information on the reduction of the environmental footprint is found on Eni’s website in the area Sustainability and in the Report on Sustainability.

Environmental management

In 2007 Eni further improved its HSE management system, paying greater attention to the planning and implementation of periodic control systems – technical and compliance audits – and the definition of four year objectives for business units. The planning and analysis process of four year HSE plans lead to the definition of improvement objectives for the main environmental performances that business units assumed and are achieving with innovative specific projects.

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

Rational use of natural resources

In order to reduce its impact on territories Eni consolidated the development of activities and the application of technologies for the reduction in pure water consumption investing in the treatment and recycling of water used in industrial processes.
Eni further reduced the amounts of waste deriving from its production activities and continues to increase waste deriving from reclaiming activities in proportions to the areas reclaimed. Improvement plans are underway for the reduction of waste sent to landfills and by developing treatment and other forms of waste disposal. Eni continues its commitment to environmental reclaiming and completed most of its safety interventions, especially the erection of hydraulic barriers in depleted sites and in operating sites awaiting for reclaiming.
The control of emissions into the atmosphere and in soils and waters is an area to which Eni pays special attention with its monitoring plans, required for receiving Integrated Environmental Authorizations, mandatory for any plant with an installed capacity higher that 50 MW.
In most of Eni’s production sites – refineries, petrochemical plants and oil centers – Eni is introducing monitoring and control systems of methane losses and emissions containing organic volatile compounds, with the aim of reducing emissions into the atmosphere (photochemical smog, climate change).
As for integrated environmental management, Eni defined a single system for monitoring and collecting environmental data involving all business units. The system will be operational by the end of 2008 and will be used to meet the internal and external environmental reporting requirements of Eni.

Oil Spill
Production, handling and transport of oil products can give rise to spills of variable size. In order to protect the areas where Eni operates. Responsibilities and operating modes aiming at reducing the negative impact of oil spills have been defined. Tools available include the recourse to external professionals and/or international organizations.
In 2007, a total of 368 oil spills were registered for a total of 9,336 barrel of oil spilled.

Biodiversity

Eni considers biodiversity an integral element of sustainable development and is engaged in the evaluation and reduction of its exploration and production activities impact both onshore and offshore. Eni is engaged in supporting conservation projects onshore and offshore, evaluating the impact of activities in diverse ecosystems and organizing actions that raise attention for biodiversity. Current projects concern onshore and offshore sites in Val d’Agri in Italy, Ecuador, the Mediterranean Sea, the Arctic Sea and Kazakhstan.

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

THE FUTURE OF ENERGY AND INNOVATION

The future challenges of energy

Hydrocarbons will be for many more decades the most important energy source for world economies due to their availability, flexibility of use and low cost. In the period considered and with the present technologies, renewable sources will be able to contribute only marginally to global energy requirements due to high costs and volumetric limitations. In this scenario the issue of dependence from imports of hydrocarbons will be felt even more worldwide, in particular in the countries and areas where domestic production is decreasing or economic growth is strong.
From the point of view of international oil companies, the global energy scenario shows increasing complexity due rather than to the feared exhaustion of oil resources – according to the most recent estimates reserves are still abundant and sufficient to maintain current consumption for about 100 years – but rather to the increase in competition for access to reserves, the worsening of contract and tax conditions, increasing costs and scarcity of human and technical resources. In fact the actual ability of international oil companies to access the world’s vast mineral potential have constantly decreased after the second world war through a process of reappropriation of resources by producing countries. This progress – never actually decreased in the years – was further accelerated in the past few years, also due to the high international oil prices. In addition to the difficulty in accessing “easy” hydrocarbon resources, international oil companies must face the maturity of traditional areas. All these factors are forcing international oil companies to move to frontier areas (e.g. deep waters, Arctic areas, remote areas) that require high technology and capital intensive projects. The protection of the (local and global) environment and more in general the sustainability issues are fundamental components of a long term development model and make the reference context of the energy industry even more delicate.
The most important challenge for the energy sector is represented by meeting the demand for energy mitigating its environmental impact. Eni intends to act by maximizing its commitment to technological innovation and energy efficiency that also have a direct impact on the safety of supply. The achievement of significant technological discontinuity and a more rational and careful use of resources are in fact the major levers for widening the availability of hydrocarbons, making renewable sources competitive and competing on environmental issues. More detailed information on Eni’s commitment to innovation is found on Eni’s website in the area Innovation and in the Report on Sustainability.

A new approach to access to oil reserves
In the scenario described above, in order to accelerate the development of new mineral resources, the approach of international oil companies must deploy new forms of cooperation tailored to the requirements of host countries which include social and economic development, the valorization of energy sources and attention to environmental issues. International oil companies need to suggest and manage integrated projects (upstream, midstream and downstream) including not only the development of fossil sources but also the promotion and enhancement of renewable energy sources. Eni’s strategy moves in this direction as Eni has always entertained distinctive relations with

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

producing countries, paying special attention to the number of local workers employed, to training and scholarship initiatives, to the demand for water resources. In this context, the ability to develop, manage and integrate state-of-the-art technologies in innovative projects plays a crucial role for implementing Eni’s strategy in the medium and long term.

Climate change
In order to reduce greenhouse gas emissions Eni defined plans for gas flaring reduction, energy saving and efficiency improvement and projects aimed at financing R&D for the containment of CO2, In particular for:
  increasing efficiency in the whole production process (including gas flaring and gas venting reduction), in transport and conversion as well as in final uses;
  developing technologies for a more efficient exploitment of renewable energy sources (e.g. solar, biofuels);
  development of processes for the capture and geologic confinement of CO2 (technically feasible but still requiring testing for proving efficacy, cost efficiency and safety in the long term;
  biofixation of CO2.

In 2007, greenhouse gas emissions expressed in mmtonnes of CO2eq (including CO2 by burning and process, natural gas, gas flaring and gas venting) increased by 10.2% from 2006. The higher increase was recorded in the E&P division, mainly due to the increase of gas flaring emissions (up 30%) in relation to acquired assets in Congo and Russia.

Development of upstream activities and of natural gas
One of the most interesting options for the oil industry is represented by the full use of already identified mineral resources. Eni is committed first of all to developing and improving upstream technologies, aimed at the optimization of exploration and production from field – also with complex geology – implementing enhanced recovery processes and introducing techniques for monitoring production in real time. Enhanced oil and gas recovery techniques can also represent a lever for accessing non conventional resources (extra heavy oil and bitumen, tar sands, tight gas and coal bed methane).
The development of the natural gas sector and the upgrade of transport infrastructure are a significant option considering the environmental and supply criticalities described above.
The use of natural gas in power generation is in fact a more efficient and less polluting solution as compared to other fossil sources. Unlike other international oil companies, Eni has a strong core of midstream and downstream activities and competences in its portfolio, which are confirmed by its strong presence and experience in natural gas transmission by pipeline, distribution and in its leading role in natural gas sale in Europe.
In this light, a relevant option is the full use of the relevant stranded gas reserves – approximately half of all world reserves – located in areas far from final markets, in deep and ultra deep water basins, in complex geological formations or in small fields. In addition to the extraction difficulties, the geographic dispersion and remoteness of these resources limited their production until now.

Technological innovation

Technological innovation represents the main tool sued by Eni to face the challenges of the environment and climate, to overcome the limitations of use of large but remote resources of hydrocarbons, to establish and consolidate alliances with producing countries, to stimulate the use of renewable sources.
In 2007 Eni completed and made fully operational the new structure of its R&D activities and launched the Eni Award, an award established to support, promote and reward advanced scientific research and its innovative applications in the field of sustainable energy. Eni Award includes three sections: Science and Technology, Research and Environment, and Debut in Research. Prizes have been awarded in February 2008.
The “Along with Petroleum” initiative addressed to innovation in the field of renewable energy sources and

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

systems for efficient energy use was assigned euro 120 million for the 2008-2011 four year period and in 2007 financed projects in the area of innovative photovoltaic projects (for euro 12 million) and biofuels (for euro 7 million).
In 2007, Eni invested over euro 208 million in research and development (euro 220 million in 2006), of these 47% were directed to the Exploration & Production division, 32% to the Refining & Marketing division, 14% to the Petrochemical division and 7% to the Engineering & Construction division.
At December 31, 2007, a total of 1,082 people were employed in research and development activities.
In 2007 a total 69 applications for patents were filed (39 in 2006).

Main innovation initiatives in 2007

E&P Division
In the E&P division research was focused on numeric and high resolution geophysical prospecting techniques, geological simulation and field prospecting in Arctic environments.
The development of the proprietary seismic technology 3D Prestack Depth Migration Kirchoff True Amplitude High Resolution (KTA Hi Res) continued with the aim of overcoming the current vertical and horizontal limitations in the construction of a seismic image of the subsoil and of reducing exploration and mineral risks. The first development phase of the seismic tomography technology (X-DVA) has been completed. Demonstrations in use of the proprietary CRS technology (3D Common Reflection Surface Stack) for prospecting in areas characterized by low seismic response have been performed.
Work continued for the implementation of technologies for the simulation of the behaviour of fluids in the reservoir and the first stage of the project aiming at collecting seismic surveys in Arctic zones directly in the open sea (On Ice Seismic) has been completed.
Within Eni’s Drilling Advanced Technologies project aimed at developing and integrating advanced drilling of oil wells, the field application stage of some proprietary technologies began in Egypt and Italy. The Extreme Lean Profile technique (small diameter wells) allows to reach greater depths and/or to drill only the last part of the well with larger diameters.
The joint application of the Eni Circulation Device and Secure Drilling techniques allowed to complete the drilling of some high pressure and high temperature wells in the Egyptian offshore and in Italy thanks to improved safety in drilling operations.	The new non conventional well testing method based on the injection into the well of fluids compatible with those contained in the field, has been developed and tested in a well for the delimitation of the Goliath field in Norway. This method avoids the emission of combustion residues and hydrocarbons in the atmosphere, thus reducing environmental and safety risks as compared to conventional methods. This is extremely useful in fields where extracted gas is associated to hydrogen sulphide (H2S), such as Kashagan, Karachaganak and Val d’Agri.

Eni completed the executive project for the construction of a pilot plant for the demonstrative storage of sulphur expected to start operations in 2008 based on Eni’s proprietary technology. Eni also completed the feasibility study for the new technology for the sweetening of natural gas and identified the location of a pilot plant

In the Gas to Liquids project (GTL) with the cooperation of IFP/Axens, Eni completed the tests on the catalytic performance and the mechanical stability of the catalyst for Fischer-Tropsch synthesis. The catalyst which will be produced in the first half of 2008 by Axens in the Salindres plant in France and later employed in the pilot tests of the GTL of Sannazzaro in 2008.

In the conversion of heavy crudes and fractions into light products, testing continued at the Taranto demonstration plant of Eni’s proprietary technology EST (Eni Slurry Technology). Technical and economic evaluations performed show that the EST provides competitive advantage as compared to the conversion technologies available on the market for applications both upstream, in the upgrading of non conventional crudes, including oil from tar sands, and downstream for the conversion of heavy residues from distillation and visbreaking. In 2007 Eni filed 5 patent applications.

Within the SCT-CPO Project (Short Contact Time - Catalytic Partial Oxidation) project aimed at the development of a reforming technology called SCT-CPO (Short Contact Time - Catalytic Partial Oxidation) flexible in terms of production capacity and oil-based feedstocks in order to increase the availability of hydrogen at competitive costs for refinery operations and oil upgrading. Ongoing activities tend to the validation of this technology on a pilot plant at the Milazzo Research Center aimed at the construction of a first industrial plant in one of Eni’s refineries. In 2007 Eni filed two patent applications.

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

Work continued on the integrated Green House Gases research program, aimed at verifying the industrial feasibility of the geological sequestration of CO2 in depleted fields and salty aquifers. The team has been built for the design and development of a pilot plant in a depleted gas field employing the surface structures.

G&P Division
In the G&P Division work continued on the natural gas high pressure transport (TAP) project that provided an advanced long distance, high capacity, high pressure and high grade solution for:
  transport on distances over 3,000 kilometers;
  natural gas volumes to be transported of about 20-30 bcm/y;
  pressure equal to or higher than 15 MPa;
  use of high and very high grade steel.

This technology allows the exploitation of remote fields and the reduction of the consumption of gas in transit in compression stations.
In 2007, testing was completed on pilot lines in X100 steel at the Perdasdefogu experimental military polygon in Sardinia. Projects on intermediate transport pressure in traditional environments and projects for high pressure transport in non conventional environments characterized by non standard environmental and geological conditions are under definition for 2008-2011.
The MAST (Advanced monitoring of gas transport systems) project aims at developing advanced monitoring technologies and to test their application in the design phase, their installation during construction and their reliability in operation in order to obtain an integrated and automated system for monitoring these structures.

R&M Division
Eni continued to improve its “Blu” fuels (BluDiesel and BluSuper). In 2007 it launched BluDiesel Tech, a new diesel fuel adjusted to the requirements for detergence of new generation diesel engines. In addition to the keep clean function, BluDiesel Tech provides a clean up function which guarantees clean operations also to engines with a very high numbers of kilometers. It also has a very low level of sulphur (less than 10 ppm) anticipating the specifications that will be mandatory from 2009.
As for gasolines, Eni is studying innovative solutions aimed at new generation engines with high fuel efficiency (low powered and overfueled vehicles). In 2007 Eni filed a patent application.
In synergy with the new fuels, Synt 2000, the Agip

branded flagship lubricant, has been upgraded in order to meet the requirements of the most recent API specifications for cars. In 2007 Eni also developed a new lubricant with a high level of fuel economy totally compatible with after treatment systems based on innovative proprietary components. This new product can be considered the first of a series of engine lubricants suitable to meet the environmental sustainability required by the Euro 5 standard and for later ones. In 2007 Eni filed 2 patent applications.

Green Diesel This process, developed in cooperation with UOP by means of the EcofiningTM technology, consists in the hydrocracking of vegetable oils yielding an oxygen free hydrocarbon product which is a component of a diesel fuel. This biofuel called Green Diesel has a markedly higher quality than conventional biodiesel obtained by means of the transesterification of fatty acid methyl ester (FAME). The development project provides for a direct passage to industrial scale. In 2007 the basic design of an industrial plant for the production of 250 ktonnes/y of Green Diesel from soy and/or palm oil has been completed. A patent application was filed.

LCO Upgrading In agreement with the business objective of adjusting production to the evolution of demand (increase in gasoil with correspondent decrease in gasolines and decline in fuel oil) this project aims at the development on an industrial scale of a process for selectively converting highly aromatic gasoil from catalytic cracking (light cycle oil - LCO) a low density component of diesel fuel with low polyaromatic content and medium-high cetane number with reduced hydrogen consumption as compared to the conventional dearomatization process. The scaleup of catalysts and the technical-economic feasibility study currently underway.

Biofixation of CO2 by means of micro algae The project aims at testing the technical and economic feasibility of a process based on the biofixation by means of micro algae for the recycling of CO2 produced by oil refining plants and the purification of discharge waters with production of biomass that can be converted into biofuel and/or other energy vectors. Most of the testing activities are performed at the Gela refinery, where in 2007 a small scale pilot plant made up of photobioreactors and open pools is operating. In 2008 Eni plans to build a pilot plant extended over one hectare and full scale demonstration plant covering 10

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

hectares if the expected results are reached. In 2007 Eni filed 2 patent applications.

The Ensolvex technology developed and patented by Eni will be applied in 2008 in the construction of a 4 tonnes/h plant in the Gela refinery for the reclaiming of soil polluted by hydrocarbons within the limits imposed by Ministerial Decree No. 471/1999.

The En-Z-lite process removes organic compounds from water by means of adsorption on synthetic hydrophobic zeolytes that can either represent the reactive element of permeable reactive barrier (PRB*) or the filling of filter in a treatment on the ground (pump & treat). In 2007 Eni filed a patent application for the thermal regeneration of synthetic hydrophobic zeolytes. In the Taranto refinery a pilot PRB plant is operating for the local reclaiming of ground waters containing MTBE, hydrocarbons and arsenic. In 2008 a full scale PRB plant will be designed and its economic viability will be tested. This process is the only one capable to perform treatments resulting in the meeting of the requirements set for MTBE.

Process for the reduction of industrial mud The process of hydrolysis and anaerobic digestion developed and patented by Eni allows a stark reduction in mud derived from industrial operations to be disposed of (>75%) and a potential valorization of the residue (compost). A pilot test was performed at the Gela refinery along with the technical economic feasibility study preliminary to the construction of a full scale plant with a capacity of 800 tonnes/y of dry mud to be built in the refinery.

Corporate
In 2007 within the “Along with petroleum” initiative Eni started six research projects on solar energy and on the production of biofuels at its research center for renewable energies in Novara and with the cooperation of other Eni research centers (San Donato Milanese and Monterotondo). Eni also started the evaluation of technologies of solar concentration to build hybrid solar powered/turbogas power stations/desalination plants. Eni started to cooperate with Italian and foreign institutions (the Milan Polytechnic, the Turin Polytechnic, the universities of Milan and Ferrara) with Italian research centers (NRC institutes in Bologna, Messina and Milan) and with foreign institutes (the MIT for a strategic alliance on solar energy to be started in 2008). Other agreements are under negotiation.	In the area of research on renewable sources, the Organic Solar project aims at reducing investment costs for photovoltaic plants. It then intends to identify materials, such as polymers, suitable for substituting the costly semiconductors traditionally employed in solar cells.

Research on the photoproduction of hydrogen is underway. This activity aims at identifying a system to generate hydrogen from the splitting of water by means of solar energy. Process equipment and materials have been bought for the construction of equipment for photoproduction of hydrogen. Experiments have started by means of operating prototypes.

Work on photoactive materials aims at identifying materials that can improve the exploitation of sunlight by photovoltaic cells. Experiments and modelling have started.

In the field of concentration solar CSP, the aim of the research is the design of hybrid concentration solar and gas turbine power stations (CCGT) that combine the advantage of plenty of sunlight and the availability of natural gas for electricity generation and for the desalination of water for agricultural or industrial use. The study will concentrate on a hybrid CCGT-solar-desalination plant locate in North Africa using linear parabolic technologies.

As concerns biomass for fuels, Eni research aims at substituting traditional cultivations with other highly productive non edible products or based on microorganisms capable of absorbing CO2 and producing lipids that can be transformed into biofuels.
Screening activities are underway on various breeds of microorganisms (bacteria, yeasts, algae) for a preliminary evaluation of the biomass-biodiesel process flow. Research is focused on the production of high quality biofuels without by-products to be disposed of, both from hydrogenation of vegetables (Ecofining) and from gasification or pyrolysis of biomass from waste with high cellulose content.
In this area Eni formalized its participation to the European Chrisgas network and started a cooperation with the University of Milan.

Petrochemicals division
In the Petrochemicals division (Polimeri Europa) a project is underway on new products for tyres. The functioning of the pilot plant has been consolidated and some improvements have been made to increase its reliability.
By means of proprietary technologies Eni developed

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

prototypes of new polymers. The first samples have been offered to some of the major European manufacturers of tyres in order to evaluate their application properties, with specific reference to reduced rolling resistance other properties being equal (adherence on wet surfaces and snow).

New LLDPE series from new catalysis for high temperature processes In 2007 the series of products in low density linear polyethylene (with octane comonomer) has been enlarged with the industrialization of two new types, by means of a catalytic process with low environmental impact. innovative products (EPS) for insulation in buildings from a continuous mass process have been developed.	Some grade of polymers have been produced specifically suited to insulation in buildings characterized by a very low use of expanding agents. This allows for a reduction of emissions in air during processing and an increased insulating capacity in finished products. Improvements in terms of energy consumption have been achieved also in the final manufacturing phase.

Development of EPS from suspension processes in specific applications An experimental production of EPS with higher molecular weight has been achieved at Eni’s Hungarian plants. Testing with clients showed that this product allows to reduce energy consumption (lover steam pressure) as compared to standard products.

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

TERRITORY AND COMMUNITIES

Eni respects the social and cultural values and the traditions and economic aspirations of the countries where it operates and provided itself with the tools for analyzing its interventions and evaluating potential partnerships.

Policies

Eni is committed to integrating the concept of transparency of its management system in the countries where it operates through adhering to and promoting the Extractive Industries Transparency Initiative (EITI). In Nigeria, Eni’s affiliate NAOC publishes data relating to royalties, profit taxes and gas flaring fees, in East Timor Eni is a member of the EITI Multistakeholder Working Group.

In addition, Eni is committee to providing transparent information on royalties paid to the Basilicata Region and to the municipalities touches by its oil extracting activities, according to an agreement signed with the Region.

After the issue of Eni’s guidelines for the protection and promotion of human rights in 2007, Eni Australia developed a specific policy on indigenous peoples. In Nigeria human rights protection is included in the security policy.

Local Content
Maximizing local content is another distinctive factor characterizing Eni’s presence in various countries through the purchase of goods and services, the hiring of local staff and the development of specific training programs. Eni developed actions in Pakistan, Kazakhstan, Nigeria, India, Tunisia and Egypt. In particular, in Pakistan, in 2007, Eni’s activities offered jobs to over 200 workers and contributed to the local economy with over US$ 600,000 of gods and services purchased locally.

Eni is implementing a Social Impact Assessment (SIA) for the evaluation of the impact of its operations on territories and communities interested by relevant projects. In 2007, these activities were performed in Indonesia, Australia, India, Pakistan, Kazakhstan. Another tool for the evaluation of impact on territories is the Health Impact Assessment (HIA) developed in 2007 in Congo and Pakistan.

Relations with local stakeholders
In 2007, Eni developed community engagement initiatives in Italy, Ecuador, Mali, Norway, East Timor, Australia, Libya, Pakistan, Indonesia, Nigeria, Kazakhstan. In Val d’Agri it started a community mission in order to a establish dialogue with local stakeholders and promote projects in the area of sustainable development.

Investments for communities

Eni considers investments in favour of communities as an integral part of its relation with the territory and of the management of local businesses. Its approach to these issues is therefore based on methods of analysis and implementation that are typical of project management.
In 2007 expenditures for communities amounted to euro 85.88 million.

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

Socio-economic development and basic infrastructure
In 2007 these interventions concerned the completion of specific projects aimed at providing access to energy (electricity, gas) and water resources, upgrading road networks in Nigeria, Ecuador, Pakistan, Indonesia. In Congo Eni continued to carry on its project for the reintroduction of rice farming. In Pakistan, micro-irrigation schemes were introduced for a more efficient use of water. In Pakistan, Nigeria, Australia, Indonesia and Ecuador micro-credit initiatives and personal financial management were fostered. In Pakistan funds were offered to 1,175 families for a total amount of 10.2 million of rupees.

Education and training
In 2007 Eni worked along three main lines: basic schooling, basic and advanced training. In Libya, Nigeria and Pakistan schools were built and equipped. In Australia an indigenous training and employment program was completed with the hiring of 16 local workers. In Nigeria, Eni launched the nationalization project for the development of local skilled labour, it built a training center for handicapped people and provided 1,797 scholarships to students with an expenditure of approximately US$ 340,000. In Libya, Eni continued its training program for young Libyan graduates that lead to the hiring of 40 persons and the selection of other 20 graduates that will start their training in 2008. In Pakistan Eni built a training center for women and a computer training center. It also continued its “EniScuola” project started in 2000 with the cooperation of the Eni Enrico Mattei Foundation.

Health
Eni supports projects and programs for the improvement of health conditions and quality of life of populations by providing primary health care, prevention, health assistance and promoting vocational training. In Congo, Eni upgraded the Kento Muana project aimed at preventing the mother-child transmission of HIV targeted at approximately 15,000 women. It also increased its health structures and services in Indonesia, Libya and Ecuador. In Nigeria, a project organized by Unicef and sponsored by Eni provided services for the prevention of mother-child transmission of HIV in the Rivers and Bayelsa states. In Pakistan Eni opened 3 Community Health Centers and a center for mothers and babies.

Enhancement of cultural and environmental heritage
Eni promotes actions aimed at the conservation and promotion of cultural and environmental heritage of local communities. In Italy Eni sponsors the restoration of the Basilica of Saint Peter in Rome and two projects for the protection of biodiversity in Val d’Agri and the Adriatic Sea. In Libya Eni is cooperating to the protection of the archaeological sites of Sabratha and Leptis Magna. In Australia, within the Blacktip project Eni prepared a cultural heritage plan for the protection of local heritage through which it manages the access of employees and suppliers to aboriginal territories.
In Nigeria the Water fields project for the valorization of biomass is underway. In Algeria Eni and the Sonatrach Tassili Foundation signed an agreement for the electrification with solar energy of 4 water wells to be completed in 2008.

Sponsorship

In Italy Eni is founding partner of 4 music foundations and sponsors the organization of concerts and operas in 4 theatres, as well as the FAI concerts and the Ravenna festival. Cultural promotion is achieved also by sponsoring MaratonArte, promoted by the Italian Ministry for Culture and aimed at raising funds for the protection and safeguard of artistic heritage.

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

Foundations

The Eni Enrico Mattei Foundation (FEEM) has the objective of contributing to the increase in knowledge in the fields of economy and sustainable development. In 2007, FEEM developed 69 international projects, 35 of these sponsored by the European Union for a total value of over euro 4 million and organized 66 seminars and meetings.

Eni Foundation intends to promote solidarity actions in support of disadvantaged and vulnerable persons, paying special attention to old age. In the second half of 2007, Eni Foundation started a project in Congo and for 2008 it plans a similar initiative in Angola.

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

RISK FACTORS

Foreword

The main company risks identified, monitored and, as described below, managed by Eni are the following: (i) the market risk deriving from the exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s business activities may not be available; (iv) the country risk in oil & gas activities; (v) the operational risk; (vi) the possible evolution of the Italian gas market; (vii) the specific risks deriving from the exploration and production activities.
In 2007 Eni’s management reviewed and revised policies and guidelines regarding standards to identify, assess, control and manage market risks of significance to Eni. The purpose was to issue a reference book on policies to be handily consulted and updated as appropriate. In 2007 risk policies have been revised to take account of changes in the group’s organizational structure (following the merger with Enifin on January 1, 2007 and the establishment of Eni Trading & Shipping) as well as needs to further integrate risk management.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the group’s financial assets, liabilities or expected future cash flows. Eni’s market risk management activities is performed in accordance with standards prescribed by policies and guidelines mentioned above, providing for a centralized model of conducting finance, treasury and risk management operations based on three in separate entities: the parent company’s (Eni SpA) finance department,

Eni Coordination Center and Banque Eni subject to certain bank regulatory restrictions preventing the group’s exposure to concentrations of credit risk.
Additionally, in 2007, Eni Trading & Shipping was established and has the mandate to manage and monitor solely commodity derivative contracts.
In particular Eni SpA and Eni Coordination Center manage subsidiaries’ financing requirements in and outside of Italy, respectively, covering borrowing requirements and employing available surpluses.
All the transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of trading certificates according to the European Union Emission Trading Scheme. The commodity risk is managed by each business unit with Eni Trading & Shipping ensuring the negotiation of hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity prices fluctuations. Eni does not enter derivative transactions on a speculative basis. The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk are to be performed on the basis of maximum tolerable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’ s finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates, pooling Group companies risk positions. Calculation

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

and measurement techniques for interest rate and foreign currency exchange rate risks followed by Eni are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni’s group companies minimize such kinds of market risks.
With regard to the commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at the optimization of core activities and the pursuing of preset targets of industrial margins. The maximum tolerable level of risk exposure is pre-defined in terms of value at risk in connection with trading and commercial activities, while the strategic risk exposure to commodity prices fluctuations – i.e. the impact on the Group’s business results deriving from changes in commodity prices – is monitored in terms of value-at-risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve growth targets or ordinary asset portfolio management. The group controls commodity risk with a maximum value-at-risk limit authorized for each business unit. Hedging needs from business units are pooled by Eni Trading & Shipping which also manages its own risk exposure.
The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly in the U.S. dollar).
In particular revenues and costs denominated in foreign currencies maybe significantly affected by fluctuations in the exchange rates typically due to conversion differences on specific transaction arising from the time lag existing between the execution of a given transaction and the definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated commercial and financial payables and receivables (transaction risk). Exchange rate fluctuations affect group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk).	Generally, an appreciation of the U.S. dollar versus the euro has a positive impact on Eni’s results of operations, and viceversa.
Eni’s foreign exchange risk management policy is to minimize economic and transaction exposures arising from foreign currency movements. Eni does not undertake any hedging activity for risks deriving from translation of foreign currency denominated profits or investments except for single transactions to be evaluated on a case-by-case basis.
Effective management of exchange rate risk is performed within Eni’s central finance departments which match opposite positions within Group companies, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VAR techniques are based on variance/covariance simulation models and monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s plans. Borrowing requirements of the group’s companies are pooled by the group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits.
Eni enters into interest rate derivative transactions, in particular interest rate swap, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

Commodity risk
Eni’s results of operations are affected by changes in the prices of products and services sold. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice-versa. Eni manages the exposure to commodity price risk by optimizing core activities in order to achieve stable margins. In order to manage commodity risk in connection with its trading and commercial activities, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from	specialized sources or absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.
The following table shows values in terms of value at risk, recorded during 2007 (compared with year 2006) referring to interest rate risk and exchange rate in the first section, and the commodity risk in the second section.

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2006	2007

(million euro)	High	Low	Avg	At period end	High	Low	Avg	At period end
Interest rate	5.15	0.45	2.01	1.10	7.36	0.47	1.39	4.35
Exchange rate	2.02	0.02	0.24	0.21	1.25	0.03	0.21	0.43

(Value at risk - historic simulation method; holding period: 1 day; confidence level: 95%)

2006	2007

($ million)	High	Low	Avg	At period end	High	Low	Avg	At period end
Hydrocarbons	35.69	5.40	17.80	8.59	44.59	4.39	20.17	12.68
Gas & power	46.63	18.36	31.01	22.82	54.11	20.12	34.56	25.57

Credit risk

Credit risk is the potential exposure of the Group to losses that would be recognized if counterparties failed to perform or failed to pay amounts due. The credit risk arising from the Group’s normal commercial operations is controlled by each operating unit within Group-approved procedures for evaluating the reliability and solvency of each counterparty, including receivable collection and the managing of commercial litigation. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques to quantify and monitor counterparty risk. In particular, credit risk exposure to large clients and multi-business clients is monitored at the Group level on the basis of score cards quantifying risk levels. Eni’s has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and its rating. Eni has never experienced material non-performance by any counterparty. As of December 31, 2007, Eni has no significant exposure to concentrations of credit risk.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the group may not be available, or the group is unable to sell its assets on the market place as to be unable to meet short term finance requirements and settle obligations causing material financial losses in the case the group is required to incur additional expenses to meet its obligations or under the worst of conditions a default. Eni manages liquidity risk by targeting an optimal ratio between equity and total debt consistent with management plans and business objectives including prescribed limits in terms of maximum indebtedness rate and of minimum debt ratio between medium-long term debt and total debt as well as between fixed rate debt and total medium-long term debt. This enables Eni to maintain an appropriate level of liquidity and financial capacity as to minimize borrowing expenses and to achieve an optimal profile of composition and duration of indebtedness. The Group has access to a wide range of funding at competitive rates through the capital markets and banks and coordinates relationships with banks

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

centrally. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
Effective management of the liquidity risk has the objective of ensuring both availability of adequate funding to meet short term requirements and due obligations, and a sufficient level of flexibility in order to fund the development plans of the Group businesses, maintaining an adequate finance structure in terms of debt composition and maturity.
This implies the adoption of a strategy for pursuing an adequate structure of borrowing facilities (particularly availability of committed borrowings facilities) and the maintenance of cash reserves.

Country risk

Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American. At December 31, 2007, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2007, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such countries, and to have access to oil and gas reserves. Further risks related to the activity undertaken in these countries, are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavourable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets relating to an important oil field in Venezuela which occurred in 2006, following the unilateral cancellation of the contract regulating oil activities in this field by the Venezuelan state oil company PDVSA; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 countries where it has invested or with regard to upstream projects evaluation where Eni is planning to invest, in order to assess returns of single projects based also on the evaluation of each country’s risk profile. Country risk is mitigated in accordance with guidelines on risk management defined in the procedure “Project risk assessment and management”.

Operational risk

Eni’s business activities conducted in and outside of Italy are subject to a broad range of legislation and regulations, including specific rules concerning oil and gas activities currently in force in countries in which it operates.
In particular, these laws and regulations require the acquisition of a licence before exploratory drilling may commence and the compliance with the health, safety and environment rules. These environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water.
In particular Eni is required to follow strict operating practices and standards to protect biodiversity when conducts exploration, drilling and production activities in certain ecologically sensitive locations (protected areas).
Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations and the expenses and liabilities that Eni may incur in relation to compliance with environmental, health and safety laws and regulations are expected to remain material to the group’s results of operations or financial position.
For this purpose, Eni adopted guidelines for the evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions.
The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity and is performed through the adoption of procedures and effective pollution management systems tailored on the peculiarities of each business and industrial site and on steady enhancement of plants and process.
Additionally, coding activities and procedures on operating phases allow to reduce the human component in the plant risk management.
Operating emergencies that may have an adverse impact on the assets, people and the environment are managed by the operating (business) units for each site. These units manage the HSE risk through a systematic way that involves having emergency response plans in

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

place with a number of corrective actions to be taken that minimise damage in the event of an incident. In the case of major crisis, Division/Entity are assisted by the Eni Unit of Crises to deal with the emergency through a team which have the necessary training and skills to coordinate in a timely and efficient manner resources and facilities.
The integrated management system on health, safety and environmental matters is supported by the adoption of a Eni’s Model of HSE operations in all the Division and companies of Eni Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle, also subject to audits by internal and independent experts. Eni has major facilities certified to international environmental standards, such as ISO14001, OHSAS 18001 and EMAS particularly in the Petrochemicals and Refining & Marketing division.
Eni provides a program of specific training and development for HSE staff in order to:
  Promote the execution of behaviours consistent with guidelines.
  Drive people’s learning growth process by developing professionalism, management and corporate culture.
  Support management knowledge and control of HSE risks.

Possible evolution of the Italian gas market

Legislative Decree No. 164/2000 opened the Italian natural gas market to competition, impacting on Eni’s activities, as the company is engaged in all the phases of the natural gas chain. The opening to competition was achieved through the enactment of certain antitrust thresholds on volumes input into the national transport network and on volumes sold to final customers. These enabled new competitors to enter the Italian gas market, resulting in declining selling margins on gas. Other material aspects regarding the Italian gas sector regulation are the regulated access to natural gas infrastructure (transport backbones, storage fields, distribution networks and LNG terminals), and the circumstance that the Authority for Electricity and Gas is entrusted with certain powers in the matters of natural gas pricing and in establishing tariffs for the use of natural gas infrastructures. Particularly, the Authority for Electricity and Gas holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for supply of natural gas to residential and commercial users consuming less than 200,000 cm per year (qualified as non eligible customers at December 31, 2002 as defined by Legislative Decree No. 164/2000) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the Authority on these matters may limit the ability of Eni to pass an increase in the cost of fuels onto final consumers of natural gas.
As a matter of fact, following a complex and lengthy administrative procedure started in 2004 and finalized in March 2007 with Resolution No. 79/2007, the Authority finally established a new indexation mechanism for updating the raw material cost component in supplies to residential and commercial users consuming less than 200,000 cubic meters per year, establishing, among other things: (i) that an increase in the international price of Brent crude oil is only partially transferred to residential and commercial users of natural gas in case international prices of Brent crude oil exceed the 35 dollars per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate wholesale supply contracts in order to take account of this new indexation mechanism.
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. These contracts which contain take-or-pay clauses, will ensure total supply volumes of approximately 62.4 bcm/y of natural gas to Eni by 2010. Despite the fact that an increasing portion of natural gas volumes purchased under said contracts is planned to be sold outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicly announced plans for the construction of new import infrastructure (backbone upgrading and new LNG terminals), and possible evolution of Italian regulatory framework, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay[10] supply contracts. Particularly, should natural gas demand in Italy grow at a lower pace than management expectations, also in view of expected developments in the supply of natural gas to Italy, Eni could face a further increase in competitive pressure on the Italian gas market resulting in a negative

(10)	For an explanation of take-or-pay clauses, see Glossary.

Contents

ENI ANNUAL REPORT / COMMITMENT TO SUSTAINABLE DEVELOPMENT

impact on its selling margins, taking account of Eni’s gas availability under take-or-pay supply contracts and execution risks in increasing its sales volumes in European markets.

Specific risks associated
with the exploration and production
of oil and natural gas

The exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning relating facilities. As a consequence, rates of return of such long-lead-time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep water and hostile environments, where the majority of Eni’s planned and ongoing projects is located.

Contents

ENI ANNUAL REPORT / GLOSSARY

Glossary
The glossary of oil and gas terms is available on Eni’s web page at the address www.eni.it. Below is a selection of the most frequently used terms.

FINANCIAL TERMS

Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year.

Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

ROACE Return On Average Capital Employed is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

TSR (Total Shareholder Return) Measures the total return of a share calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex-dividend date.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.00615.

Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

Conversion Refining processes that enable for the transformation of heavy fractions into lighter products. Cracking, visbreaking, coking, gasification of refining residues are conversion processes. The ratio of the processing capacity of these plants and distillation capacity expresses the refinery conversion index; the higher this index, the more flexible and potentially profitable the refinery.

Deep waters Waters deeper than 200 meters.

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR), ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined “turnkey” when the plant is supplied for start-up.

EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

Contents

ENI ANNUAL REPORT / GLOSSARY

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking by means of risers from the seabed the underwater wellheads to the treatment, storage and offloading systems onboard.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential (“Potentially recoverable hydrocarbon volumes”) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.	Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Olefines (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

Over/Underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary Over/Underlifting situations.

Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.

Production Sharing Agreement Contract in use in non OECD area countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor, “profit oil” is divided between contractor and national company according to variable

Contents

ENI ANNUAL REPORT / GLOSSARY

schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time of the estimate and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’ s operations.

Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Swap In the gas sector, the swap term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

Take-or-pay Clause included in natural gas transportation contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

ABBREVIATIONS

mmcf	=	million cubic feet
bcf	=	billion cubic feet
mmcm	=	million cubic meters
bcm	=	billion cubic meters
boe	=	barrel of oil equivalent
kboe	=	thousand barrel of oil equivalent
mmboe	=	million barrel of oil equivalent
bboe	=	billion barrel of oil equivalent
bl	=	barrel
bbl	=	barrels
kbbl	=	thousand barrels
mmbbl	=	million barrels
bbbl	=	billion barrels
mmtonnes	=	million tonnes
ktonnes	=	thousand tonnes
/d	=	per day
/y	=	per year

Contents

Consolidated Financial
Statements

BLANK PAGE

Contents

ENI ANNUAL REPORT 2007 / CONSOLIDATED FINANCIAL STATEMENTS

Balance sheet

Dec. 31, 2006	Dec. 31, 2007

(million euro)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents	(1)	3,985		2,114
Other financial assets held for trading or available for sale:	(2)
- equity instruments				2,476
- other securities		972		433
		972		2,909
Trade and other receivables	(3)	18,799	1,027	20,676	1,616
Inventories	(4)	4,752		5,499
Current tax assets	(5)	116		703
Other current tax assets	(6)	542		833
Other current assets	(7)	855		1,080
Total current assets		30,021		33,814
Non-current assets
Property, plant and equipment	(8)	44,312		50,137
Other assets	(9)	629		563
Inventories - compulsory stock	(10)	1,827		2,171
Intangible assets	(11)	3,753		4,333
Equity-accounted investments	(12)	3,886		5,639
Other investments	(12)	360		472
Other financial assets	(13)	805	136	923	87
Deferred tax assets	(14)	1,725		1,915
Other non-current receivables	(15)	994		1,110
Total non-current assets		58,291		67,263
Assets classified as held for sale	(26)			383
TOTAL ASSETS		88,312		101,460
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	(16)	3,400	92	7,763	131
Current portion of long-term debt	(21)	890		737
Trade and other payables	(17)	15,995	961	17,116	1,021
Income tax payable	(18)	1,640		1,688
Other tax payable	(19)	1,190		1,383
Other current liabilities	(20)	634		1,556
Total current liabilities		23,749		30,243
Non-current liabilities
Long-term debt	(21)	7,409		11,330
Provisions for contingencies	(22)	8,614		8,486
Provisions for employee post-retirement benefits	(23)	1,071		935
Deferred tax liabilities	(24)	5,852		5,471
Other non-current liabilities	(25)	418	56	2,031	57
Total non-current liabilities		23,364		28,253
Liabilities directly associated with the assets classified as held for sale	(26)			97
TOTAL LIABILITIES		47,113		58,593
SHAREHOLDERS’ EQUITY	(27)
Minority interest		2,170		2,439
Eni shareholders’ equity
Share capital		4,005		4,005
Reserves		33,391		34,610
Treasury shares		(5,374)		(5,999)
Interim dividend		(2,210)		(2,199)
Net profit		9,217		10,011
Total Eni shareholders’ equity		39,029		40,428
TOTAL SHAREHOLDERS’ EQUITY		41,199		42,867
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		88,312		101,460

Contents

ENI ANNUAL REPORT 2007 / CONSOLIDATED FINANCIAL STATEMENTS

Profit and loss account

2005	2006	2007

(million euro)	Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES	(29)
Net sales from operations		73,728	4,535	86,105	3,974	87,256	4,198
Other income and revenues		798		783		827
Total revenues		74,526		86,888		88,083
OPERATING EXPENSES	(30)
Purchases, services and other		48,567	3,429	57,490	2,720	58,179	3,777
- of which non-recurring charge		290		239		91
Payroll and related costs		3,351		3,650		3,800
- of which non-recurring income						(83)
Depreciation, depletion, amortization and impairments		5,781		6,421		7,236
OPERATING PROFIT		16,827		19,327		18,868
FINANCE INCOME (EXPENSE)	(31)
Finance income		3,131	72	4,132	58	4,600	98
Finance expense		(3,497)		(3,971)		(4,683)	59
		(366)		161		(83)
INCOME FROM INVESTMENTS	(32)
Share of profit (loss) of equity-accounted investments		737		795		773
Other gain (loss) from investments		177		108		470
		914		903		1,243
PROFIT BEFORE INCOME TAXES		17,375		20,391		20,028
Income taxes	(33)	(8,128)		(10,568)		(9,219)
Net profit		9,247		9,823		10,809
Attributable to
Eni		8,788		9,217		10,011
Minority interest	(27)	459		606		798
		9,247		9,823		10,809
Earnings per share attributable to Eni (euro per share)	(34)
Basic		2.34		2.49		2.73
Diluted		2.34		2.49		2.73

Contents

ENI ANNUAL REPORT 2007 / CONSOLIDATED FINANCIAL STATEMENTS

Statements of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2004	4,004	959	5,392	3,965	(687)	(3,229)	14,911		7,059	32,374	3,166	35,540
Effect of change in accounting policy - adoption of IAS 32 and IAS 39				13			(40)			(27)	12	(15)
Adjusted balance at January 1, 2005	4,004	959	5,392	3,978	(687)	(3,229)	14,871		7,059	32,347	3,178	35,525
Net profit for the year									8,788	8,788	459	9,247
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities				6						6		6
Change in the fair value of cash flow hedge derivatives				16						16		16
Foreign currency translation differences					1,497					1,497	15	1,512
				22	1,497					1,519	15	1,534
Total recognized income and (expense) for the year				22	1,497				8,788	10,307	474	10,781
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.90 per share)									(3,384)	(3,384)		(3,384)
Interim dividend (euro 0.45 per share)								(1,686)		(1,686)		(1,686)
Dividend distribution of other companies											(1,218)	(1,218)
Allocation of 2004 net profit				1,300			2,375		(3,675)
Shares repurchased						(1,034)				(1,034)		(1,034)
Shares issued under stock grant plans	1			(1)
Treasury shares sold under incentive plans for Eni managers			(47)	47		47				47		47
	1		(47)	1,346		(987)	2,375	(1,686)	(7,059)	(6,057)	(1,218)	(7,275)
Other changes in shareholders’ equity
Cost related to stock options				5						5		5
Sale of consolidated subsidiaries											(40)	(40)
Foreign currency translation differences on the distribution of dividends and other changes					131		135			266	(45)	221
				5	131		135			271	(85)	186
Balance at December 31, 2005 (Note 27)	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217

Contents

ENI ANNUAL REPORT 2007 / CONSOLIDATED FINANCIAL STATEMENTS

continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2005 (Note 27)	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217
Net profit for the year (Note 27)									9,217	9,217	606	9,823
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities (Note 27)				(13)						(13)		(13)
Change in the fair value of cash flow hedge derivatives (Note 27)				(15)						(15)		(15)
Foreign currency translation differences					(1,266)					(1,266)	(29)	(1,295)
				(28)	(1,266)					(1,294)	(29)	(1,323)
Total recognized income and (expense) for the year				(28)	(1,266)				9,217	7,923	577	8,500
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share in settlement of 2005) interim dividend of euro 0.45 per share) (Note 27)								1,686	(4,086)	(2,400)		(2,400)
Dividend distribution of Eni SpA (euro 0.60 per share) (Note 27)								(2,210)		(2,210)		(2,210)
Dividend distribution of other companies											(222)	(222)
Payments by minority shareholders											22	22
Allocation of 2005 net profit							4,702		(4,702)
Authorization to shares repurchase (Note 27)			2,000				(2,000)
Shares repurchased (Note 27)						(1,241)				(1,241)		(1,241)
Treasury shares sold under incentive plans for Eni managers (Note 27)			(85)	54		85	21			75		75
Difference between the carrying amount and strike price of stock options exercised by Eni managers							7			7		7
			1,915	54		(1,156)	2,730	(524)	(8,788)	(5,769)	(200)	(5,969)
Other changes in shareholders’ equity
Sale to Saipem Projects SpA of Snamprogetti SpA (Note 27)				247						247	(247)
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(306)	(306)
Purchase and sale to third parties of consolidated companies											(5)	(5)
Cost related to stock options							14			14		14
Reclassification of reserves of Eni SpA			2	(5,224)		(2)	5,224
Foreign currency translation differences on the distribution of dividends and other changes					(73)		(181)			(254)	2	(252)
			2	(4,977)	(73)	(2)	5,057			7	(556)	(549)
Balance at December 31, 2006 (Note 27)	4,005	959	7,262	400	(398)	(5,374)	25,168	(2,210)	9,217	39,029	2,170	41,199

Contents

ENI ANNUAL REPORT 2007 / CONSOLIDATED FINANCIAL STATEMENTS

continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interest	Total shareholders’ equity

Balance at December 31, 2006 (Note 27)	4,005	959	7,262	400	(398)	(5,374)	25,168	(2,210)	9,217	39,029	2,170	41,199
Net profit for the year (Note 27)									10,011	10,011	798	10,809
Gains (losses) recognized directly in equity
Change in the fair value of available-for-sale securities (Note 27)				(4)						(4)		(4)
Change in the fair value of cash flow hedge derivatives (Note 27)				(1,370)						(1,370)		(1,370)
Foreign currency translation differences				25	(1,954)					(1,929)	(51)	(1,980)
				(1,349)	(1,954)					(3,303)	(51)	(3,354)
Total recognized income and (expense) for the year				(1,349)	(1,954)				10,011	6,708	747	7,455
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share in settlement of 2006) interim dividend of euro 0.60 per share (Note 27)								2,210	(4,594)	(2,384)		(2,384)
Dividend distribution of Eni SpA (euro 0.60 per share) (Note 27)								(2,199)		(2,199)		(2,199)
Dividend distribution of other companies											(289)	(289)
Payments by minority shareholders											1	1
Allocation of 2006 net profit							4,623		(4,623)
Shares repurchased (Note 27)						(680)				(680)		(680)
Treasury shares sold under incentive plans for Eni managers (Note 27)			(55)	35		55	11			46		46
Difference between the carrying amount and strike price of stock options exercised by Eni managers							9			9		9
			(55)	35		(625)	4,643	11	(9,217)	(5,208)	(288)	(5,496)
Other changes in shareholders’ equity
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA										(201)	(201)
Cost related to stock options							18			18		18
Foreign currency translation differences on the distribution of dividends and other changes					119		(238)			(119)	11	(108)
					119		(220)			(101)	(190)	(291)
Balance at December 31, 2007 (Note 27)	4,005	959	7,207	(914)	(2,233)	(5,999)	29,591	(2,199)	10,011	40,428	2,439	42,867

Contents

ENI ANNUAL REPORT 2007 / CONSOLIDATED FINANCIAL STATEMENTS

Statement of cash flows

(million euro)	Note	2005	2006	2007

Net profit of the year		9,247	9,823	10,809
Depreciation and amortization	(30)	5,509	6,153	7,029
Revaluations, net		(288)	(386)	(494)
Net change in provisions for contingencies		1,279	(86)	(122)
Net change in the provisions for employee benefits		18	72	(67)
Gain on disposal of assets, net		(220)	(59)	(309)
Dividend income	(32)	(33)	(98)	(170)
Interest income		(214)	(387)	(603)
Interest expense		654	346	523
Exchange differences		(64)	6	(119)
Income taxes	(33)	8,128	10,568	9,219
Cash generated from operating profit before changes in working capital		24,016	25,952	25,696
(Increase) decrease:
- inventories		(1,402)	(953)	(1,117)
- trade and other receivables		(4,413)	(1,952)	(655)
- other assets		351	(315)	(362)
- trade and other payables		3,030	2,146	360
- other liabilities		12	50	107
Cash from operations		21,594	24,928	24,029
Dividends received		366	848	658
Interest received		214	395	333
Interest paid		(619)	(294)	(555)
Income taxes paid		(6,619)	(8,876)	(8,948)
Net cash provided from operating activities		14,936	17,001	15,517
- of which with related parties	(36)	1,230	2,206	549
Investing activities:
- tangible assets	(8)	(6,558)	(6,138)	(8,532)
- intangible assets	(11)	(856)	(1,695)	(2,061)
- consolidated subsidiaries and businesses		(73)	(46)	(4,759)
- investments	(12)	(54)	(42)	(4,890)
- securities		(464)	(49)	(76)
- financing receivables		(683)	(516)	(1,646)
- change in payables and receivables in relation to investments and capitalized depreciation		149	(26)	185
Cash flow from investments		(8,539)	(8,512)	(21,779)
Disposals:
- tangible assets		99	237	172
- intangible assets		13	12	28
- consolidated subsidiaries and businesses		252	8	56
- investments		178	36	403
- securities		369	382	491
- financing receivables		804	794	545
- change in payables and receivables in relation to disposals		9	(8)	(13)
Cash flow from disposals		1,724	1,461	1,682
Net cash used in investing activities (*)		(6,815)	(7,051)	(20,097)
- of which with related parties	(36)	(160)	(686)	(822)

Contents

ENI ANNUAL REPORT 2007 / CONSOLIDATED FINANCIAL STATEMENTS

continued Statement of cash flows

(million euro)	Note	2005	2006	2007

Proceeds from long-term debt		2,755	2,888	6,589
Repayments of long-term debt		(2,978)	(2,621)	(2,295)
Increase (decrease) in short-term debt		(317)	(949)	4,467
		(540)	(682)	8,761
Net capital contributions by minority shareholders		24	22	1
Net acquisition of treasury shares different from Eni SpA		(30)	(477)	(340)
Acquisition of additional interests in consolidated subsidiaries		(3)	(7)	(16)
Sale of additional interests in consolidated subsidiaries			35
Dividends paid to:
Eni’s shareholders		(5,070)	(4,610)	(4,583)
Minority interest		(1,218)	(222)	(289)
Net purchase of treasury shares		(987)	(1,156)	(625)
Net cash used in financing activities		(7,824)	(7,097)	2,909
- of which with related parties	(36)	23	(57)	20
Changes in cash and cash equivalents not related to inflows/outflows from operating, investing or financing activities
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(38)	(4)	(40)
Effect of exchange rate changes on cash and cash equivalents		71	(197)	(160)
Net cash flow for the period		330	2,652	(1,871)
Cash and cash equivalents - beginning of year	(1)	1,003	1,333	3,985
Cash and cash equivalents - end of year	(1)	1,333	3,985	2,114

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as part of our ordinarymanagement of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings as defined in the "Financial Review" section.
Cash flows of such investments were as follows:

(million euro)	2005	2006	2007

Financing investments:
- securities	(186)	(44)	(75)
- financing receivables	(45)	(134)	(970)
	(231)	(178)	(1,045)
Disposal of financing investments:
- securities	60	340	419
- financing receivables	62	54	147
	122	394	566
Net cash flows from financing activities	(109)	216	(479)

Contents

ENI ANNUAL REPORT 2007 / CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CASH FLOW INFORMATION

(million euro)	2005	2006	2007

Effect of investment of companies included in consolidation and businesses
Current assets		68	398
Non-current assets	122	130	5,590
Net borrowings	(19)	53	1
Current and non-current liabilities	(22)	(92)	(972)
Net effect of investments	81	159	5,017
Sale of unconsolidated entities controlled by Eni		(60)
Fair value of investments held before the acquisition of control	(8)		(13)
Purchase price	73	99	5,004
less:
Cash and cash equivalents		(53)	(245)
Cash flow on investments	73	46	4,759
Effect of disposal of consolidated subsidiaries and businesses
Current assets	204	9	73
Non-current assets	189	1	20
Net borrowings	42	(1)	26
Current and non-current liabilities	(217)	(4)	(94)
Net effect of disposals	218	5	25
Gain on disposal	140	3	33
Minority interest	(43)
Selling price	315	8	58
less:
Cash and cash equivalents	(63)		(2)
Cash flow on disposals	252	8	56

Transactions that did not produce cash flows
Acquisition of equity investments in exchange of businesses contribution:

(million euro)	2005	2006	2007

Effect of the businesses contribution
Current assets	2	23
Non-current assets	17	213	38
Net borrowings		(44)	(4)
Long-term and short-term liabilities	(1)	(53)
Net effect of contribution	18	139	34
Minority interest		(36)
Gain on contribution		18
Acquisition of investments	18	121	34

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of presentation

The Consolidated Financial Statements of Eni have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union (EU) pursuant to Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/2005. Differences in certain respects between IFRS as endorsed by the EU and IFRS as issued by IASB are on matters that do not relate to Eni. On this basis, Eni’s financial statements are fully in compliance with IFRS as issued by IASB.
Oil and natural gas exploration and production activity is accounted for in conformity with internationally accepted accounting principles. Specifically, this concerns the determination of the amortization expenses using the unit-of-production method and the recognition of the production-sharing agreements and buy-back contracts. The Consolidated Financial Statements have been prepared on a historical cost except for certain items that under IFRS must be recognized at fair value as described in the summary of significant accounting policies paragraph.
The Consolidated Financial Statements include the statutory accounts of Eni SpA and the accounts of controlled subsidiary companies where the company holds the right to directly or indirectly exercise control, determine financial and management decisions and obtain economic and financial benefits.
Immaterial subsidiaries1 are not consolidated. A subsidiary is generally considered to be immaterial when it does not exceed two of the following three limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues: euro 6,250 thousand; and (iii) average number of employees: 50 units. Moreover, companies for which consolidation does not produce significant economic and financial effects are not consolidated. These are usually entities acting as sole-operator in the management of oil and gas contracts on behalf of companies participating in a joint venture. These are financed proportionately based on a budget approved by the participating companies upon presentation periodical reports of proceeds and expenses. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the financial statements of the companies involved. The effects of these exclusions are immaterial.
Immaterial subsidiaries excluded from consolidation, jointly controlled entities, associates and other interests are accounted for as described below under the item “Financial fixed assets”.
2007 Consolidated Financial Statements approved by Eni’s Board of Directors on March 14, 2008 were audited by the independent auditor PricewaterhouseCoopers SpA (PWC) who reviewed disclosed information. The independent auditor of Eni SpA, as the main auditor of the Group, is in charge of the auditing activities of the subsidiaries, unless this is incompatible with local laws, and, to the extent allowed under Italian legislation, of the work of other independent auditors.
Amounts in the notes to these financial statements are expressed in millions of euros (euro million).

Principles of consolidation

Interest in consolidated companies
Assets and liabilities, revenues and expenses related to fully consolidated subsidiaries are wholly incorporated in the Consolidated Financial Statements; the book value of interests in these subsidiaries is eliminated against the corresponding share of the shareholders’ equity by attributing to each of the balance items its fair value at the acquisition date.
When acquired, the net equity of controlled subsidiaries is initially recognized at fair value. The excess of the purchase price of an acquire entity over the total fair value assigned to assets acquired and liabilities assumed is recognized as Goodwill; negative goodwill is recognized in profit and loss account.
The purchase of additional ownership interests in subsidiaries from minority shareholders is recognised as goodwill and represents the excess of the amount paid over the carrying value of the minority interest acquired.
Gains or losses associated with the sale of interests in consolidated subsidiaries are reflected in profit and loss account for the difference between proceeds from the sale and the divested portion of net equity.
Equity and net profit of minority shareholders are included in specific lines of the financial statements; this share of equity is determined using the value of assets and liabilities, excluding any related goodwill, at the time when control is acquired.

(1)	According to the requirements of the framework of international accounting standards, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Inter-company transactions
Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are not eliminated since they are considered an impairment indicator of the asset transferred.

Foreign currency translation
Financial statements of foreign companies having a functional currency other than euro are translated into the presentation currency using closing exchange rates for assets and liabilities, historical exchange rates for equity accounts and average rates for the period to profit and loss account (source: Bank of Italy).

Cumulative exchange differences resulting from this translation are recognized in shareholders’ equity under “Other reserves” in proportion to the group’s interest and under “Minority interest” for the portion related to minority shareholders. Cumulative exchange differences are charged to the profit and loss account when the investments are sold or the capital employed is repaid.

Financial statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the countries where the entities operate. The US dollar is the prevalent functional currency for the entities that do not adopt euro.

Summary of significant accounting policies

The most significant accounting policies used in the preparation of the Consolidated Financial Statements are described below.

Current assets
Held for trading financial assets and available-for-sale financial assets are measured at fair value with gains or losses recognized in the profit and loss account under “Financial income (expense)” and as a component of equity within “Other reserves”.
In the latter case, changes in fair value recognized under shareholders’ equity are charged to the profit and loss account when they are impaired or realized. The objective evidence that an impairment loss has occurred is verified considering, inter alia, significant breaches of contracts, serious financial difficulties or the high probability of insolvency of the counterparty.
Available-for-sale financial assets include financial assets other than derivative financial instruments, loans and receivables, held for trading financial assets, held-to-maturity financial assets and investments associated to a derivative financial instrument. The latter are stated at fair value with effects of changes in fair value recognized to the profit and loss account, rather than shareholders’ equity, the so-called “fair value option”, in order to ensure a match with the recognition in the profit and loss account of the changes in fair value of the derivative instrument.
The fair value of financial instruments is determined by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by market operators and prices obtained in similar recent transactions in the market. Interest and dividends on financial assets stated at fair value with gains or losses reflected in profit and loss account are accounted for on an accrual basis as “Financial income (expense)” and “Income (expense) from investments”, respectively.
When the purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market place concerned, the transaction is accounted on settlement date.
Receivables are stated at amortized cost (see item “Financial fixed assets” below).
Transferred financial assets are derecognized when the contractual rights to receive the cash flows of the financial assets are transferred together with the risks and rewards of the ownership.
Inventories, including compulsory stocks and excluding contract work in progress, are stated at the lower of purchase or production cost and net realizable value. Net realizable value is the estimated selling price less the costs to sell.
The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.
Contract work in progress is measured using the costs-to-cost method by which contract revenue is recognized based on the stage of completion as determined by the cost sustained. Advances are deducted from inventories within the limits of

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

contractual considerations; any excess of such advances over the value of the inventories is recorded as a liability. Losses related to construction contracts are accrued for once the company becomes aware of such losses. Contract work in progress not yet invoiced, whose payment will be made in a foreign currency, is translated to euro using the current exchange rates at year end and the effect of rate changes is reflected in profit and loss account.
Hedging instruments are described in the section “Derivative Instruments”.

Non-current assets

Property, plant and equipment2
Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or self-construction cost including any costs directly attributable to bringing the asset into operation. In addition, when a substantial period of time is required to make the asset ready for use, the purchase price or self-construction cost includes the borrowing costs incurred that could have otherwise been saved had the investment not been made.

In the case of a present obligation for the dismantling and removal of assets and the restoration of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. Changes in estimate of the carrying amounts of provisions due to the passage of time and changes in discount rates are recognized under “Provisions for contingencies”.

The company recognizes material provisions for the retirement of assets in the Exploration & Production business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as indeterminate settlement dates for asset retirements do not allow a reasonable estimate of the fair value of the associated retirement obligation. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.
Property, plant and equipment is not revalued for financial reporting purposes.
Assets carried under financial leasing or concerning arrangements that do not take the legal form of a finance lease but substantially transfer all the risks and rewards of ownership of the leased asset are recognized at fair value, net of taxes due from the lessor or, if lower, at the present value of the minimum lease payments. Leased assets are included within property, plant and equipment. A corresponding financial debt payable to the lessor is recognized as financial liability. These assets are depreciated using the criteria described below.
When the renewal is not reasonably certain, leased assets are depreciated over the shorter of the lease term and the estimated useful life of the asset. Expenditures on renewals, improvements and transformations that extend the useful lives of the related asset are capitalized to property, plant and equipment.
Tangible assets, from the moment they begin or should begin to be used, are depreciated systematically using a straight-line method over their useful life which is an estimate of the period over which the assets will be used by the company. When tangible assets are composed of more than one significant element with different useful lives, each component is depreciated separately. The amount to be depreciated is represented by the book value reduced by the estimated net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even when purchased with a building. Tangible assets held for sale are not depreciated but are valued at the lower of book value and fair value less costs of disposal.
Assets that can be used free of charge are depreciated over the shorter term of the duration of the concession and the useful life of the asset.
Replacement costs of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Expenditures for ordinary maintenance and repairs are expensed as incurred.
The carrying value of property, plant and equipment is reviewed for impairment whenever events indicate that the carrying amounts for those assets may not be recoverable. The recoverability of an asset is assessed by comparing their carrying value with the recoverable amount represented by the higher of fair value less costs to sell and value in use.

(2)	Recognition and evaluation criteria of exploration and production activities are described in the section “Exploration and production activities” below.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If there is no binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of the asset.

Value in use is the present value of the future cash flows expected to be derived from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Oil, natural gas and petroleum products prices (and to them which derive from the previous ones) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter.
Discounting is carried out at a rate that takes into account the implicit risk in the sectors where the entity operates. Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so called "cash generating unit". When the reasons for their impairment cease to exist, Eni makes a reversal that is recognized in profit or loss account as income from asset revaluation. This reversed amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Intangible assets
Intangible assets are assets without physical substance, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset arises from contractual or legal rights, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits generated by the underlying asset and to restrict the access of others to those cash flows.
Intangible assets are initially stated at cost as determined by the criteria used for tangible assets and they are not revalued for financial reporting purposes.

Intangible assets with a definite useful life are amortized systematically over their useful life estimated as the period over which the assets will be used by the company; the recoverability of their carrying amount is verified in accordance with the criteria described in the section “Property, plant and equipment”.
Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure to which goodwill relates. When the carrying amount of the cash generating unit, including goodwill allocated thereto, exceeds the cash generating unit’s recoverable amount, the excess is recognized as impairment. The impairment loss is first allocated to reduce the carrying amount of goodwill; any remaining excess to be allocated to the assets of the unit is applied pro-rata on the basis of the carrying amount of each asset in the unit. Impairment charges against goodwill are not reversed3. Negative goodwill is recognized in the profit and loss account.
Costs of technological development activities are capitalized when: (i) the cost attributable to the development activity can be reasonably determined; (ii) there is the intention, availability of funding and technical capacity to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate future economic benefits.

Exploration and production activities4

Acquisition of mineral rights
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (such as exploratory potential, probable and possible reserves and proved reserves). When the acquisition is related to a set of

(3)	Impairment charges are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.
(4)	IFRS do not establish specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration and evaluation assets previously applied before the introduction of IFRS 6 “Exploration for and evaluation of mineral resources”.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flows.
Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognized under “Intangible assets” and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account.
Acquisition costs for proved reserves and for possible and probable reserves are recognized in the balance sheet as assets. Costs associated with proved reserves are amortized on a UOP basis, as detailed in the section “Development”, considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result, the costs are charged to the profit and loss account.

Exploration
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are initially capitalized in order to reflect their nature as an investment and subsequently amortized in full when incurred.

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas. They are then capitalized within property, plant and equipment and amortized generally on a UOP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual costs at the end of each quarter to be amortized at a rate representing the ratio between the volumes extracted during the quarter and the proved developed reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between investments and proved developed reserves.
Costs related to unsuccessful development wells or damaged wells are expensed immediately as losses on disposal.
Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

Production
Production costs are those costs incurred to operate and maintain wells and field equipment and are expensed as incurred.

Production-sharing agreements and buy-back contracts
Oil and gas reserves related to Production-sharing agreements and buy-back contracts are determined on the basis of contractual clauses related to the repayment of costs incurred for the exploration, development and production activities executed through the use of Company’s technologies and financing (cost oil) and the Company’s share of production volumes not destined to cost recovery (profit oil).Revenues from the sale of the production entitlements against both cost oil and profit oil are accounted for on an accruals basis whilst exploration, development and production costs are accounted for according to the policies mentioned above.

Retirement
Costs expected to be incurred with respect to the retirement of a well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized and amortized on a UOP basis, consistent with the policy described under “Property, plant and equipment”.

Grants
Grants related to assets are recorded as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with government entities, have been met. Grants not related to capital expenditure are recognized in the profit and loss account.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial fixed assets

INVESTMENTS
Investments in subsidiaries excluded from consolidation, jointly controlled entities and associates may be accounted for using the equity method5. Subsidiaries, joint ventures and associates excluded from consolidation may be accounted for at cost, adjusted for impairment losses if this does not result in a misrepresentation of the company’s financial condition. When the reasons for their impairment cease to exist, investments accounted for at cost are re-valued within the limit of the impairment made and their effects are included in “Other income (expense) from investments”.
Other investments, included in non current assets, are recognized at their fair value and their effects are included in shareholders’ equity under “Other reserves”; this reserve is charged to the profit and loss account when it is impaired or realized. When fair value cannot be reasonably determined, investments are accounted for at cost, adjusted for impairment losses; impairment losses may not be reversed6.
The risk deriving from losses exceeding shareholders’ equity is recognized in a specific provision to the extent the parent company is required to fulfill legal or implicit obligations towards the subsidiary or to cover its losses.

RECEIVABLES AND FINANCIAL ASSETS TO BE HELD TO MATURITY
Receivables and financial assets to be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then adjusted to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value. Amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). Any impairment is recognized by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate defined at the initial recognition. Changes to the carrying amount of receivables or financial assets in accordance with the amortized cost method are recognized as “Financial income (expense)”.

Financial liabilities
Debt is carried at amortized cost (see item “Financial fixed assets” above).

Provisions for contingencies
Provisions for contingencies are liabilities for risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the timing or amount of future expenditure is uncertain. Provisions are recognized when: (i) there is a current obligation (legal or constructive), as a result of a past event; (ii) it is probable that the settlement of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to third parties at that time.
If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expenditures expected to be required to settle the obligation at a discount rate that reflects the company’s average borrowing rate taking into account of risks associated with the obligation. The increase in the provision due to the passage of time is recognized as "Financial income (expense)". When the liability regards a tangible asset (e.g. site restoration and abandonment), the provision is stated with a corresponding entry to the asset to which it refers; profit and loss account charge is made with the amortization process. Costs that the company expects to bear in order to carry out restructuring plans are recognized when the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen. Provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimated revisions to the provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e. site restoration and abandonment) with a corresponding entry to the assets to which they refer. In the notes to the consolidated

(5)	In the case of step acquisition of a significant influence (or jointly control), the investment is recognized at the date of the acquiring of significant influence (jointly control) at the amount deriving from the use of the equity method assuming the adoption of this method since initial acquisition; the “step-up” of the carrying amount of interests owned before the assumption of the significant influence (jointly control) is taken to equity.
(6)	Impairment charges are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

financial statements the following potential liabilities are described: (i) possible, but not probable obligations deriving from past events, whose existence will be confirmed only when one or more future events beyond the company’s control occur; and (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfillment will probably not result in an outflow of resources embodying economic benefits.

Employee benefits
Post-employment benefit plans, including constructive obligations, are classified as either defined contribution plans or defined benefit plans depending on the economic substance of the plan as derived from its principal terms and conditions. In the first case, the company’s obligation, which consists of making payments to the State or a trust or a fund, is determined on the basis of contributions due. The liabilities related to defined benefit plans7, net of any plan assets, are determined on the basis of actuarial assumptions8 and charged on accrual basis during the employment period required to obtain the benefits. The actuarial gains and losses of defined benefit plans are recognized prorated on service, in the profit and loss account using the corridor method, if and to the extent that net cumulative actuarial gains and losses unrecognized at the end of the previous reporting period, exceed the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of the plan assets, over the expected average remaining working lives of the employees participating to the plan. Such actuarial gains and losses derive from changes in the actuarial assumptions used or from a change in the conditions of the plan. Obligations for long-term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Treasury shares
Treasury shares are recorded at cost and as a reduction of equity. Gains resulting from subsequent sales are recorded in equity.

Revenues and costs
Revenues associated with sales of products and services are recorded when significant risks and rewards of ownership pass to the customer or when the transaction can be considered settled and associated revenue can be reliably measured. In particular, revenues are recognized for the sale of:

  Crude oil, generally upon shipment.
  Natural gas, upon delivery to the customer.
  Petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment.
  Chemical products and other products, generally upon shipment.

Revenues are recognized upon shipment when, at that date, significant risks are transferred to the buyer. Revenues from crude oil and natural gas production from properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s net working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at period end.
Income related to partially rendered services is recognized in the measure of accrued income if the stage of completion can be reliably determined and there is no significant uncertainty as to the collectibility of the amount and the related costs. When the outcome of the transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognised that are recoverable.
Revenues accrued in the period related to construction contracts are recognized on the basis of contractual revenues with reference to the stage of completion of a contract measured on the cost-to-cost basis. Requests of additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.

(7)	Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.
(8)	Actuarial assumptions relate to, inter alia, the following variables: (i) future salary levels; (ii) the mortality rate of employees; (iii) personnel turnover; (iv) the percentage of plan participants with dependents who are eligible to receive benefits (e.g. spouses and dependent children); (v) for medical plans, the frequency of claims and future medical costs; and (vi) interest rates.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenues are stated net of returns, discounts, rebates, bonuses and direct taxation. The exchange of goods and services of similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.
Costs are recorded when the related goods and services are sold, consumed or allocated, or when their future benefits cannot be determined. Costs associated with emission quotas, determined on the basis of the average prices of the main European markets at period end, are reported in relation to the amount of the carbon dioxide emissions that exceed the amount assigned; related revenues are recognized upon sale.
Operating lease payments are recognized in the profit and loss account over the length of the contract.
Labor costs include stock grants and stock options granted to managers, consistently with their actual remunerative nature. The instruments granted are recorded at fair value on vesting date and are not subject to subsequent adjustments; the current portion is calculated pro rata over the vesting period9. The fair value of stock grants is represented by the current value of the shares on vesting date, reduced by the current value of the expected dividends in the vesting period.
Fair value of stock options is determined using valuation techniques which consider conditions related to the exercise of options, current share prices, expected volatility and the risk-free interest rate. The fair value of the stock grants and stock options is recorded as a counter-balance of “Other reserves”.
The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs borne for other scientific research activities or technological development, which cannot be capitalized, are included in profit and loss account.

Exchange rate differences
Revenues and costs associated with transactions in currencies other than functional currency are translated in the functional currency by applying the exchange rate at the date of the transaction.
Monetary assets and liabilities in currencies other than functional currency are converted by applying the year end exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities in currencies other than the functional currency valued at cost are translated at the initial exchange rate; non-monetary assets that are remeasured to at fair value, recoverable amount or realizable value, are translated at the exchange rate applicable to the date of remeasurement.

Dividends
Dividends are recognized at the date of the general shareholders’ meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes
Current income taxes are determined on the basis of estimated taxable income. The estimated liability is included in “Income tax payables”. Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using tax laws that have been enacted or substantively enacted at the balance sheet date and the tax rates estimated on annual basis. Deferred tax assets or liabilities are provided on temporary differences arising between the carrying amounts of the assets and liabilities and their tax bases, based on tax rates (tax laws) that have been enacted or substantively enacted for the future years. Deferred tax assets are recognized when their realization is considered probable. Deferred tax assets and liabilities are included in non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item “Deferred tax assets”; if negative, in the item “Deferred tax liabilities”. When the results of transactions are recognized directly in the shareholders’ equity, current taxes, deferred tax assets and liabilities are also charged to the shareholders’ equity.

Derivatives
Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities recognized at their fair value which is estimated by using the criteria described in the section "Current assets".

(9)	For stock grants, the period between the date of the award and the date of assignation of stock; for stock options, the period between the date of the award and the date on which the option can be exercised.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge, e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities) the derivatives are stated at fair value and the effects charged to the profit and loss account. Hedged items are consistently adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge, e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives, considered effective, are initially stated in equity and then recognized in the profit and loss account consistently with the economic effects produced by the hedged transaction. The changes in the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments are shown in the profit and loss account.
Economic effects of transactions, which relate to purchase or sales contracts for commodities signed to meet the entity’s normal operating requirements and for which the settlement is provided with the delivery of the goods, are recognized on an accrual basis, the so called normal sale and normal purchase exemption or own use exemption.

Financial statements
Assets and liabilities of the balance sheet are classified as current10 and non-current. Items of the profit and loss account are presented by nature11.
The statement of changes in shareholders’ equity includes profit and loss for the year transactions with shareholders and other changes of the shareholders’ equity.
The statement of cash flows is presented using the indirect method, whereby net profit is adjusted for the effects of noncash transactions.

Use of accounting estimates

The company’s Consolidated Financial Statements are prepared in accordance with IFRS. These require the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Estimates made are based on complex or subjective judgments, past experience other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgements and estimates to be used in the preparation of Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the company uses its best estimates and judgements, actual results could differ from the estimates and assumptions used. A summary of significant estimates follows.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate can be produced with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that must be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.
Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met. At this stage, all booked reserves will be classified as proved undeveloped. Volumes will subsequently be reclassified from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of

(10)	Starting from 2007, current tax receivable/payable has been grouped into the item “current tax receivable/payable on income” and other current tax receivable/payable. Comparative data for 2006 data has been restated accordingly. In prior years information on current tax receivable/payable on income and other current taxes was given in the Notes on financial statements.
(11)	Further information on financial instruments as classified in accordance with IFRS is provided under the Note “Other information on financial instruments”.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves as regards the initial estimate and, in the case of Production-sharing agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.
Oil and natural gas reserves have a direct impact on certain amounts reported in the Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter.
Assuming all other variables are held constant, an increase in estimated proved developed reserves for each field decreases depreciation, depletion and amortization expense. Conversely, a decrease in estimated proved developed reserves increases depreciation, depletion and amortization expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether or not property impairment is to be carried out. The larger the volumes of estimated reserves, the lower is the likelihood of asset impairment.

Impairment of assets
Eni assesses its tangible assets and intangible assets, including goodwill, for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products.
The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal costs and value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.
For oil and natural gas properties, the expected future cash flows are estimated, principally, based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions on: future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.
Oil, natural gas and petroleum products prices (and to them which derive from the previous ones) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. Previously, our expected future cash flow estimates were entirely based upon management’s planning assumptions.
Goodwill and other intangible assets with an indefinite useful life are not subject to amortization. The company tests such assets at the cash-generating unit level for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In particular, goodwill impairment is based on the determination of the fair value of each cash-generating unit to which goodwill can be attributed on a reasonable and consistent basis.
A cash generating unit is the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro-rata basis for the residual difference.

Asset retirement obligations
Obligations to remove tangible equipment and restore land or seabed require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded at our present in the consolidated financial statements. Estimating future asset retirement obligations is complex. It requires management to make estimates and judgments with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the countries where Eni operates, as well as political, environmental, safety and public expectations.
The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligations in the period when it is incurred (typically, at the time, the asset is installed at the production location).
When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (interest accretion) and any change of the estimates following the modification of future cash flows and discount rate adopted.
The recognized asset retirement obligations are based on future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business combinations
Accounting for business combinations requires the allocation of the company’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. Any positive residual difference is recognized as "Goodwill". Negative residual differences are credited to the profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

Environmental liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities, including legislation that implements international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.
Although management, considering the actions already taken, insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of a yet unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Employee benefits
Defined benefit plans and other long-term benefits are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates, mortality rates. The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows:

(i)	Discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indications used in selecting the discount rate include rates of annuity contracts and rates of return on high quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country;
(ii)	The future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion;
(iii)	Healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization and changes in health status of the participants;
(iv)	Demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; and

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(v)	Determination of expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and their specific average expected rate of return is taken into account. Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses.

Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period, that exceed 10% of the greater of: (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.
Additionally, obligations for other long-term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Contingencies
In addition to accruing the estimated costs for environmental liabilities, asset retirement obligation and employees benefits. Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments.

Revenue recognition in the Engineering & Construction segment
Revenue recognition in the Engineering & Construction segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducing costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process that includes identification of risks related to the geographical region, market condition in that region and any assessment that it is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. Requests of additional incomes, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterparty will accept them.

Recent accounting principles

Accounting standards and interpretations issued by IASB /IFRIC and endorsed by EU
By Commission Regulation No. 1358/2007 of November 21, 2007, IFRS 8 “Operating Segments” replaced IAS 14 “Segment Reporting”. IFRS 8 sets out requirements for disclosure of information about the group segments that management uses to make decisions about operating matters. The identification of operating segments is based on internal reports that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and assess their performances. IFRS 8 shall be applied for annual periods beginning on or after January 1, 2009.

By Commission Regulation No. 611/2007 of June 1, 2007, IFRIC interpretation 11 “IFRS 2 - Group and Treasury Share Transactions” was issued. This interpretation gives guidance, inter alia, on how the share-based payment arrangements involving parent company equity instruments should be accounted for in the separate financial statements of each group subsidiary. IFRIC 11 shall be applied for annual periods beginning on or after March 1, 2007 (for Eni: 2008 financial statements).

Accounting standards and interpretations issued by IASB/IFRIC and not yet been endorsed by EU
On March 29, 2007, IASB issued a revised IAS 23 “Borrowing Costs”. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset that take a substantial period of time to get ready for use or sale. The Company is required to capitalize such borrowing costs as part of the cost of the asset. The revised Standard shall be applied for annual periods beginning on or after January 1, 2009.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On September 6, 2007, IASB issued a revised IAS 1 “Presentation of Financial Statements”. The revisions require, among other things, a statement of comprehensive income that begins with the amount of net profit for the year adjusted with all items of income and expense directly recognized in the equity, but excluded from net income, in accordance with IFRS. The revised standard will come into effect for the annual periods beginning on or after January 1, 2009.

On January 10, 2008, IASB issued a revised IFRS 3 “Business Combinations” and an amended version of IAS 27 “Consolidated and Separate Financial Statements”. The revisions to IFRS 3 require, among other things, the acquisition-related costs to be accounted for separately from the business combination and then recognized as expenses rather than included in goodwill. The revised IFRS 3 also allows the choice of the full goodwill method which means to treat the full value of the goodwill of the business combination including the share attributable to minority interest. In the case of step acquisitions, the revisions also relate to the recognition in the profit and loss account of the difference between the fair value at the acquisition date of the net assets previously held and their carrying amounts.
The amendments of IAS 27 require, among other things, that acquisitions or disposals of non-controlling interests in a subsidiary that do not result in the loss of control, shall be accounted for as equity transactions.
By contrast, disposal of any interests that parent retains in a former subsidiary may result in a loss of control. In this case, at the date when control is lost the remaining investment retained is increased/decreased to fair value with gains or losses arising from the difference between the fair value and carrying amount of the held investment recognized in the profit or loss account. The revised Standards shall be applied for annual periods beginning on or after July 1, 2009 (for Eni: 2010 financial statements).

On January 17, 2008, IASB issued a revised IFRS 2 “Share-based payment”. The amendment specifies the accounting treatment of all cancellations of a grant of equity instruments to the employees. It also imposes that vesting conditions are only service and performance conditions required in return for the equity instruments issued.
The amendment shall be applied for annual periods beginning on or after January 1, 2009.

On November 30, 2006, IFRIC issued IFRIC 12 “Service Concession Arrangements” which provides guidance on the accounting by operators for public-to-private service concession arrangements. An arrangement within the scope of this interpretation involves for a specified period of time an operator constructing, upgrading, operating and maintaining the infrastructure used to provide the public service. This interpretation shall be applied for annual periods beginning on or after January 1, 2008.

On June 28, 2007, IFRIC issued IFRIC 13 “Customer Loyalty Programmes” which addresses how companies, which grant their customers loyalty, award credits when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the credits. In particular IFRIC 13 requires companies to allocate some of the consideration received from the sales transaction to the award credits and their recognition at fair value. This interpretation shall be applied for annual periods beginning on or after July 1, 2008 (for Eni: 2009 financial statements).

On July 5, 2007, IFRIC issued IFRIC 14 “The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” which provides guidance on how companies should determine the limit on the amount of a surplus in an employee benefit plan that they can recognize as an asset. The interpretation also gives guidance on the amounts that companies can recover from the plan, either as refunds or reductions in contribution. The interpretation shall be applied for annual periods beginning on or after January 1, 2008.

Eni is currently reviewing these new IFRS and interpretations to determine the likely impact on the Group’s results.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

Current activities

1 Cash and cash equivalents
Cash and cash equivalents of euro 2,114 million (euro 3,985 million at December 31, 2006) included financing receivables originally due within 90 days for euro 415 million (euro 240 million at December 31, 2006). The latter were related to amounts on deposit with financial institutions accessible only on 48-hour notice. The decrease of euro 1,871 million primarily related to Eni Coordination Center SA (euro 2,686 million) and was partially offset by the increase of Banque Eni SA (euro 526 million).

2 Other financial assets held for trading or available for sale
Other financial assets held for trading or available for sale are set out below:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Investments		2,476
Securities held for operating purposes
Listed Italian treasury bonds	329	229
Listed securities issued by Italian and foreign financial institutions	80	27
Non-quoted securities	11	3
	420	259
Securities held for non-operating purposes
Listed Italian treasury bonds	508	168
Listed securities issued by Italian and foreign financial institutions	40	5
Non-quoted securities	4	1
	552	174
Total securities	972	433
	972	2,909

Equity instruments of euro 2,476 million included the carrying amount of a 20% interest in OAO Gazprom Neft which is listed on the London Stock Exchange and has been acquired on April 4, 2007 through a bid on the liquidation of the second lot of ex-Yukos assets. The classification of this transaction in this line reflects the call option granted by Eni to Gazprom on the entire interest. This option is exercisable within 24 months starting on the date of acquisition. If exercised, the price of the interest will be set at the acquisition price of euro 3.7 billion, less dividends, plus share capital increases, contractually agreed financial remuneration and additional financing costs. In application of the IAS 39 fair value option, the OAO Gazprom interest was carried at fair value and changes were reflected in the profit and loss account rather than in the relevant provisions in a way to maintain alignment with the inclusion in profit and loss of the derivative call option. Consequently, the carrying amount of this equity instrument was equal to its fair value as quoted on the market, less the fair value of the call option; this was the equivalent of the option strike price at December 31, 2007.
Available-for-sale securities decreased by euro 539 million to euro 433 million (euro 972 million at December 31, 2006) because securities owned by Eni SpA (euro 235 million) and the group insurance company Padana Assicurazioni SpA (euro 213 million) reached maturity. In addition a euro 125 million amount of securities owned by Padana Assicurazioni SpA was classified within assets held for sale. At December 31, 2006 and December 31, 2007, Eni did not own financial assets held for trading.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The effects of the valuation at fair value of securities are set out below:

(million euro)	Value at Dec. 31, 2006	Realization to the profit and loss account	Value at Dec. 31, 2007

Fair value	8	(6)	2
Deferred tax liabilities	2	(2)
Other reserves of shareholders’ equity	6	(4)	2

On disposal of securities owned primarily by Eni SpA, the cumulative changes in fair value of euro 6 million deriving from the recognition of such assets at fair value and the related deferred tax liabilities of euro 2 million, have been recognized in the profit and loss account as finance income and income taxes, respectively (see Note 27 - Shareholders’ equity).
Securities held for operating purposes of euro 259 million (euro 420 million at December 31, 2006) were designed to provide coverage of technical reserves of Eni’s insurance companies for euro 256 million (euro 417 million at December 31, 2006). The fair value of securities was determined by reference to quoted market prices.

3 Trade and other receivables
Trade and other receivables were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Trade receivables	15,230	15,609
Financing receivables:
- for operating purposes - short-term	242	357
- for operating purposes - current portion of long-term receivables	4	27
- for non-operating purposes	143	990
	389	1,374
Other receivables:
- from disposals	100	125
- other	3,080	3,568
	3,180	3,693
	18,799	20,676

Receivables are stated net of the allowance for impairment losses of euro 935 million (euro 874 million at December 31, 2006):

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Other changes	Value at Dec. 31, 2007

Trade receivables	587	98	(38)	(52)	595
Other receivables	287	109	(7)	(49)	340
	874	207	(45)	(101)	935

Included in 2007 trade receivables was the contractually agreed compensation of trade payables and receivables between Eni North Africa BV and the National Oil Co (the Libyan state company) for euro 1,798 million.
Advances of euro 156 million (euro 70 million at December 31, 2006) were paid as a guarantee of contract work in progress.
Trade receivables included euro 1,844 million of receivables not impaired that became due but were not provided for. Of these euro 999 million were 1-90 days overdue, euro 145 million were 3-6 months overdue, euro 329 million were 6-12 months overdue and euro 371 million were overdue for more than 12 months. These receivables were primarily due from high-credit-quality public administrations and other highly-reliable counterparties for oil, natural gas and chemicals products supplies.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Receivables for financing operating activities of euro 384 million (euro 246 million at December 31, 2006) included euro 246 million due from unconsolidated entities under Eni’s control, joint ventures and affiliates (euro 241 million at December 31, 2006) and a euro 112 million cash deposit to provide coverage of Eni Insurance Ltd technical reserves.
Receivables for financing non-operating activities amounted to euro 990 million (euro 143 million at December 31, 2006) of which euro 898 million related to a collateral cash deposit made by Eni SpA to guarantee certain cash flow hedging derivatives. Further information is provided in Note 20 - Other current liabilities and 25 - Other non-current liabilities.
Other receivables were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Accounts receivable from:
- joint venture operators in exploration and production	1,376	1,699
- Italian government entities	266	386
- insurance companies	223	253
	1,865	2,338
Prepayments for services	440	194
Receivables relating to factoring operations	191	182
Other receivables	684	979
	3,180	3,693

Receivables deriving from factoring operations of euro 182 million (euro 191 million at December 31, 2006) were related to Serfactoring SpA and consisted primarily of advances for factoring operations with recourse and receivables for factoring operations without recourse.
Other receivables included euro 537 million of receivables not impaired that became due but were not provided for. Of these euro 160 million were 1-90 days overdue, euro 19 million were 3-6 months overdue, euro 97 million were 6-12 months overdue and euro 261million were overdue for more than 12 months. These receivables were mainly due from public administrations.
Receivables with related parties are described in Note 36 - Transactions with related parties.
Because of the short term maturity of trade receivables, the fair value approximated their carrying amount.

4 Inventories
Inventories were as follows:

Dec. 31, 2006	Dec. 31, 2007

(million euro)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	436	258		682	1,376	861	299		809	1,969
Products being processed and semi finished products	43	20		8	71	74	27		15	116
Work in progress			353		353			553		553
Finished products and goods	2,063	536		62	2,661	1,962	703		17	2,682
Advances	1		287	3	291			179		179
	2,543	814	640	755	4,752	2,897	1,029	732	841	5,499

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Inventories are stated net of the valuation allowance of euro 75 million (euro 92 million at December 31, 2006):

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Other changes	Value at Dec. 31, 2007

92	9	(23)	(3)	75

5 Current tax assets
Current tax assets were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Italian subsidiaries	44	634
Foreign subsidiaries	72	69
	116	703

The euro 590 million increase in the current income tax assets of Italian subsidiaries primarily related to receivables for interim tax payments exceeding full-year taxation payable (euro 557 million) made by Eni SpA.

6 Other current tax assets
Other current tax assets were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

VAT	303	376
Excise and customs duties	86	316
Other taxes and duties	153	141
	542	833

The euro 230 million increase in excise and custom duties primarily related to receivables for interim tax payments exceeding full-year taxation payable (euro 235 million) made by Eni SpA.

7 Other assets
Other assets were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Fair value of non-hedging derivatives	569	629
Fair value of cash flow hedge derivatives	37	10
Fair value of fair value hedge derivatives	1
Other assets	248	441
	855	1,080

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of derivative contracts which do not meet the criteria to be classified as hedges under IFRS was as follows:

Dec. 31, 2006	Dec. 31, 2007

(million euro)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Non-hedging derivatives on exchange rate
Interest Currency Swap	137	1,075	325	170	821	291
Currency swap	46	4,068	1,434	69	1,596	2,881
Other		38	4	3	18	11
	183	5,181	1,763	242	2,435	3,183
Non-hedging derivatives on interest rate
Interest rate swap	66	127	3,266	91	248	3,466
	66	127	3,266	91	248	3,466
Non-hedging derivatives on commodities
Over the counter	35	85	177	12	75	22
Other	285	1	850	284	2	1,218
	320	86	1,027	296	77	1,240
	569	5,394	6,056	629	2,760	7,889

The fair value of these derivative contracts was determined using an appropriate valuation method based on market data at closing date.
At December 31, 2007 cash flow hedging derivatives with a fair value of euro 10 million were entered into to manage foreign currency exposures of the Engineering & Construction segment. The nominal value of euro 48 million and euro 132 million referred to purchase and sale commitments respectively. At December 31, 2006 cash flow hedging derivatives with a fair value of euro 37 million were related to the future marketing of certain crude volumes produced by the Exploration & Production segment. The nominal value of euro 421 million was related to sale commitments (further information is given in Note 20 - Other current liabilities and Note 25 - Other non-current liabilities). Changes in fair value of the effective hedging instruments were recognized in equity for euro 27 million.
Information on the hedged risks and the hedging policies is given in Note 28 - Guarantees, commitments and risks - Risk management.
Other assets amounted to euro 441 million (euro 248 million at December 31, 2006) and included prepayments and accrued income for euro 297 million (euro 65 million at December 31, 2006), rentals for euro 21 million (euro 20 million at December 31, 2006), and insurance premiums for euro 10 million (same amount at December 31, 2006).

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Non-current assets

8 Property, plant and equipment
Analysis of tangible assets is set out below:

(million euro)	Net value at the beginning of the year	Investments	Depreciations	Impairments	Currency translation differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and impairments

Dec. 31, 2006
Land	373	16		(3)		57	443	483	40
Buildings	1,453	81	(113)	(12)	(5)	38	1,442	3,236	1,794
Plant and machinery	36,568	1,858	(4,510)	(197)	(1,586)	3,240	35,373	79,873	44,500
Industrial and commercial equipment	372	130	(120)		(6)	50	426	1,659	1,233
Other assets	318	82	(78)	(1)	(9)	16	328	1,382	1,054
Tangible assets in progress and advances	5,929	3,971		(18)	(364)	(3,218)	6,300	6,822	522
	45,013	6,138	(4,821)	(231)	(1,970)	183	44,312	93,455	49,143
Dec. 31, 2007
Land	443	4				151	598	628	30
Buildings	1,442	76	(99)	(3)	(3)	(37)	1,376	3,203	1,827
Plant and machinery	35,373	1,882	(4,724)	(41)	(1,535)	4,925	35,880	83,123	47,243
Industrial and commercial equipment	426	185	(125)	(1)	(8)	73	550	1,884	1,334
Other assets	328	86	(83)	(3)	(11)	24	341	1,361	1,020
Tangible assets in progress and advances	6,300	6,299		(97)	(646)	(464)	11,392	12,044	652
	44,312	8,532	(5,031)	(145)	(2,203)	4,672	50,137	102,243	52,106

Capital expenditures of euro 8,532 million (euro 6,138 million at December 31, 2006) primarily related to the Exploration & Production segment (euro 4,925 million), the Engineering & Construction segment (euro 1,401 million), the Gas & Power segment (euro 1,084 million) and the Refining & Marketing segment (euro 944 million). Capital expenditures included capitalized finance expenses of euro 180 million (euro 116 million at December 31, 2006) essentially related to the Exploration & Production segment (euro 105 million), the Gas & Power segment (euro 30 million) and the Refining & Marketing segment (euro 26 million). The interest rate used for the capitalization of finance expense ranged from 4.4% to 5.2% (3.3% and 5.4% at December 31, 2006).
The depreciation rates used were as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

Impairments of euro 145 million were primarily related to producing oil and gas properties of the Exploration & Production segment (euro 86 million) and a refining plant of the Refining & Marketing segment (euro 52 million). The recoverable amount used in assessing the impairments charges was determined by discounting the expected future cash flows before taxation, at discount rates ranging from 11.2% to 12.2% derived from the weighted average cost of capital and that took into account the sector-specific risk.
Foreign currency translation differences of euro 2,203 million were primarily related to translation of entities accounts denominated in US dollar (euro 2,125 million).
Other changes in the net book value of tangible assets (euro 4,672 million) were primarily due to the acquisition of oil and gas upstream properties in the Gulf of Mexico (euro 3,050 million) from the US Company Dominion Resources and in Congo (euro 1,464 million) from the French company Maurel & Prom. The change from prior year was also due to the consolidation of the Frigstad Discover Invest Ltd acquired by the Engineering & Construction segment (euro 232 million) and the initial recognition and changes in the estimated decommissioning and restoration costs of euro 158 million related to the Exploration & Production segment.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

These increases were partially offset by asset disposals of euro 172 million of which euro 141 million related to the Exploration & Production segment. The accumulated impairments amounted to euro 3,295 million and euro 3,328 million at December 31, 2006 and 2007, respectively.
At December 31, 2007, Eni pledged tangible assets of euro 54 million primarily as collateral against certain borrowings (same amount at December 31, 2006).
Government grants recorded as decrease of property, plant and equipment amounted to euro 1,195 million (euro 1,067 million at December 31, 2006).
Assets acquired under financial lease agreements amounted to euro 42 million of which euro 29 million related to FPSO ships used by the Exploration & Production segment to support oil production and treatment activities and euro 13 million related to service stations in the Refining & Marketing segment.

Property, plant and equipment by segment

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Property, plant and equipment, gross
Exploration & Production	49,002	54,284
Gas & Power	22,277	23,137
Refining & Marketing	11,273	12,421
Petrochemicals	4,380	4,918
Engineering & Construction	4,363	5,823
Other activities	1,967	1,543
Corporate and financial companies	321	344
Elimination of intra-group profits	(128)	(227)
	93,455	102,243
Accumulated depreciation, amortization and impairment losses
Exploration & Production	26,000	27,806
Gas & Power	8,210	8,660
Refining & Marketing	7,482	7,926
Petrochemicals	3,308	3,819
Engineering & Construction	2,138	2,310
Other activities	1,874	1,461
Corporate and financial companies	145	148
Elimination of intra-group profits	(14)	(24)
	49,143	52,106
Property, plant and equipment, net
Exploration & Production	23,002	26,478
Gas & Power	14,067	14,477
Refining & Marketing	3,791	4,495
Petrochemicals	1,072	1,099
Engineering & Construction	2,225	3,513
Other activities	93	82
Corporate and financial companies	176	196
Elimination of intra-group profits	(114)	(203)
	44,312	50,137

9 Other assets
Other assets of euro 563 million related to the service contract governing mineral activities in the Dación area owned by the Venezuelan branch of the Eni Dación BV subsidiary. Effective April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor. Since then operations at the Dación oil field are conducted by PDVSA. In February 2008 Eni has reached a settlement agreement with the Republic of Venezuela thus terminating the dispute for the Dación field. Under the terms of the settlement agreement, Eni will receive a cash compensation to be paid in seven annual installments. This cash compensation is not subject to taxation and yields interest income from the date of the settlement. The net present value of the compensation corresponds to the carrying value of expropriated assets, net of provisions. Consequently, Eni dropped the international arbitration proceeding commenced in 2006 against PDVSA.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10 Inventory - compulsory stock
Inventory - compulsory stock was as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Crude oil and petroleum products	1,670	2,015
Natural gas	157	156
	1,827	2,171

Compulsory stock was primarily held by Italian companies (euro 1,688 million and euro 2,008 million at December 31, 2006 and 2007, respectively) in accordance with minimum stock requirements set forth by applicable laws.

11 Intangible assets
Intangible assets were as follows:

(million euro)	Net value at the beginning of the year	Investments	Amortization	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and writedowns

Dec. 31, 2006
Intangible assets with finite useful lives
Exploration expenditures	164	1,337	(1,102)	10	409	1,290	881
Industrial patents and intellectual property rights	137	31	(97)	41	112	1,113	1,001
Concessions, licenses, trademarks and similar items	746	168	(110)	52	856	2,417	1,561
Intangible assets in progress and advances	76	146		(71)	151	156	5
Other intangible assets	157	13	(26)	(3)	141	457	316
	1,280	1,695	(1,335)	29	1,669	5,433	3,764
Intangible assets with indefinite useful lives
Goodwill	1,914			170	2,084
	3,194	1,695	(1,335)	199	3,753
Dec. 31, 2007
Intangible assets with finite useful lives
Exploration expenditures	409	1,682	(1,812)	470	749	1,509	760
Industrial patents and intellectual property rights	112	40	(81)	77	148	1,179	1,031
Concessions, licenses, trademarks and similar items	856	12	(83)	1	786	2,449	1,663
Intangible assets in progress and advances	151	312		(86)	377	381	4
Other intangible assets	141	15	(24)	26	158	572	414
	1,669	2,061	(2,000)	488	2,218	6,090	3,872
Intangible assets with indefinite useful lives
Goodwill	2,084			31	2,115
	3,753	2,061	(2,000)	519	4,333

Exploration expenditures of euro 749 million related to acquisition costs of unproved reserves included in business combinations and the purchase of mining rights. Main additions in the year included exploration drilling expenditures which were fully amortized as incurred for euro 1,610 million included within “investments” (euro 1,028 million at December 31, 2006).

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Concessions, licenses, trademarks and similar items for euro 786 million primarily comprised transmission rights for natural gas imported from Algeria (euro 544 million) and concessions for mineral exploration (euro 204 million).
Other intangible assets with finite useful lives of euro 158 million included royalties for the use of licenses by Polimeri Europa SpA (euro 76 million) and estimated costs for Eni’s social responsibility projects in relation to mineral development programs in Val d’Agri (euro 22 million) following commitments made with the Basilicata Region.
The depreciation rates used were as follows:

(%)
Exploration expenditures	10	-	33
Industrial patents and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	7	-	33
Other intangible assets	4	-	25

Other changes in intangible assets with finite useful lives amounted to euro 488 million primarily related to the acquisition of unproved reserves in the Gulf of Mexico from the US company Dominion Resources (euro 470 million) and in Congo from the French company Maurel & Prom (euro 58 million). This increase was partially offset by negative exchange differences of euro 71 million.
Goodwill of euro 2,115 million primarily related to the Gas & Power segment (euro 1,125 million, of which euro 756 million related to the purchase of minorities in Italgas SpA in 2003 through a public offering), the Engineering & Construction segment (euro 746 million, of which euro 711 million was in respect of the purchase of Bouygues Offshore SA, now Saipem SA),the Exploration & Production segment (euro 158 million, of which euro 153 million was in respect of the purchase of Lasmo Plc, now Eni Lasmo Plc) and the Refining & Marketing segment (euro 86 million).
For impairment purposes, goodwill related to the acquisition of Bouygues Offshore SA and Italgas SpA has been allocated to the following cash-generating units:

(million euro)	Dec. 31, 2007

Italgas SpA
Domestic gas market	706
Foreign gas market	50
756
Bouygues Offshore SA
Onshore constructions	296
Offshore constructions	415
711

Goodwill is assessed by comparing the carrying amount of each cash-generating unit (comprehensive of goodwill) with its fair value. In absence of data allowing to determine the fair value of a unit, the recoverable amount is the value-in-use. Value-in-use was determined by computing, for the first four years, the discounted cash flows expected assuming current market assessments, and management’s long-term planning assumptions thereafter.
The expected future cash flows before taxation have been discounted at rates ranging from 4.9% to 13.1% derived from the weighted average cost of capital for the Group and that take into account the sector-specific risk. Thereafter Eni has used growth rate assumptions ranging from 0% to 2%. Key assumptions are based on past experience and reflect current market assessment of the time value of money.
Other changes in goodwill of euro 31 million included the difference between the cost of acquisition of own shares by Snam Rete Gas SpA over the corresponding share of net equity (euro 139 million). Such increase was partially offset by the classification of the associated goodwill allocated on Gaztransport et Technigaz SA (euro 81 million) as asset held for sale and the derecognition upon disposal of the associated goodwill allocated on Camom SA (euro 13 million). Goodwill allocated to these investments derived from the acquisition of Bouygues Offshore SA. Negative foreign currency translation differences amounted to euro 14 million.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 Investments

Investments accounted for using the equity method
Equity-accounted investments were as follows:

(million euro)	Value at the beginning of the year	Acquisitions and subscriptions	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Currency translation differences	Other changes	Value at the end of the year

Dec. 31, 2006
Investments in unconsolidated entities controlled by Eni	146	4	15	(8)	(8)	(6)	1	144
Investments in joint ventures	2,322	33	516	(26)	(302)	(79)	42	2,506
Investments in affiliates	1,422	1	356	(2)	(440)	(31)	(70)	1,236
	3,890	38	887	(36)	(750)	(116)	(27)	3,886
Dec. 31, 2007
Investments in unconsolidated entities controlled by Eni	144	4	10	(2)	(9)	(6)		141
Investments in joint ventures	2,506	1,109	481	(130)	(351)	(173)	(132)	3,310
Investments in affiliates	1,236	813	415	(3)	(220)	(42)	(11)	2,188
	3,886	1,926	906	(135)	(580)	(221)	(143)	5,639

Acquisitions and subscriptions for euro 1,926 million mainly related to the: (i) subscription of capital increase of Artic Russia BV (euro 1,041 million; Eni 60%) following the acquisition of the three Russian gas companies – OAO Arctic Gas, OAO Urengoil and OAO Neftegaztechnologia – by OOO SeverEnergia (Artic Russia BV 100%) as part of a bid procedure for assets of bankrupt Yukos; (ii) acquisition of 24.9% of Burren Energy Plc (euro 601 million); (iii) acquisition of 16.1% of Ceska Rafinerska AS (euro 211 million), and (iv) subscription of capital increase of Enirepsa Gas Ltd (euro 42 million).
Share of gain of equity-accounted investments of euro 906 million primarily related to Galp Energia SGPS SA (euro 255 million), Unión Fenosa Gas SA (euro 181 million), United Gas Derivatives Co (euro 79 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 64 million), Trans Austria Gasleitung GmbH (euro 43 million), Blue Stream Pipeline Co BV (euro 39 million), Supermetanol CA (euro 34 million) and Gaztransport et Technigaz SAS (euro 31 million).
Share of loss of equity-accounted investments of euro 135 million primarily related to Artic Russia BV (euro 63 million), Enirepsa Gas Ltd (euro 35 million) and Starstroi Llc (euro 15 million).
Deduction following the distribution of dividends of euro 580 million primarily related to Unión Fenosa Gas SA (euro 173 million), Galp Energia SGPS SA (euro 126 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 42 million), United Gas Derivatives Co (euro 40 million), Supermetanol CA (euro 36 million), Trans Austria Gasleitung GmbH (euro 28 million), Gaztransport et Technigaz SAS (euro 28 million) and Azienda Energia e Servizi Torino SpA (euro 17 million).
Other changes of euro 143 million were primarily related to: (i) the exclusion from the scope of consolidation of Haldor Topsøe AS (euro 69 million); (ii) the classification as held for sale of interests in Fertlizantes Nitrogenados de Oriente (euro 89 million) and Gaztransport et Technigaz SAS (euro 33 million).

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the net carrying amount of euro 5,639 million relating to equity-accounted investments (euro 3,886 million at December 31, 2006):

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Net carrying amount	Eni’s interest %	Net carrying amount	Eni’s interest %

Unconsolidated entities controlled by Eni:
- Eni Btc Ltd	46	100.00	42	100.00
- Others (*)	98		99
	144		141
Joint ventures:
- Artic Russia BV			925	60.00
- Unión Fenosa Gas SA	503	50.00	507	50.00
- Blue Stream Pipeline Co BV	293	50.00	298	50.00
- EnBW - Eni Verwaltungsgesellschaft mbH	234	50.00	256	50.00
- Azienda Energia e Servizi Torino SpA	165	49.00	162	49.00
- Eteria Parohis Aeriou Thessalonikis AE	157	49.00	154	49.00
- Toscana Energia SpA	111	48.72	133	49.38
- Raffineria di Milazzo ScpA	171	50.00	126	50.00
- Trans Austria Gasleitung GmbH	81	89.00	96	89.00
- Super Octanos CA	97	49.00	90	49.00
- Lipardiz - Construçao de Estruturas Maritimas Lda	97	50.00	88	50.00
- Supermetanol CA	90	34.51	78	34.51
- Unimar Llc	70	50.00	71	50.00
- FPSO Mystras - Produçao de Petroleo Lda	63	50.00	58	50.00
- Transmediterranean Pipeline Co Ltd	50	50.00	47	50.00
- Eteria Parohis Aeriou Thessalias AE	46	49.00	41	49.00
- Transitgas AG	31	46.00	30	46.00
- CMS&A Wll	27	20.00	22	20.00
- Altergaz SA			18	27.80
- Saibos Akogep Snc	38	70.00	5	70.00
- Haldor Topsøe AS	71	50.00
- Others (*)	111		105
	2,506		3,310
Affiliates:
- Galp Energia SGPS SA	782	33.34	911	33.34
- Burren Energy Plc			592	24.90
- Ceska Rafinerska AS			325	32.44
- United Gas Derivatives Co	117	33.33	140	33.33
- ACAM Gas SpA	45	49.00	45	49.00
- Distribuidora de Gas del Centro SA	37	31.35	33	31.35
- Fertlizantes Nitrogenados de Oriente CEC	88	20.00
- Gaztransport et Technigaz SAS	29	30.00
- Others (*)	138		142
	1,236		2,188
	3,886		5,639

(*)	Each individual amount included herein did not exceed euro 25 million.

The net carrying amount of investments in unconsolidated entities controlled by Eni, joint ventures and affiliates included the differences between purchase price and Eni’s equity in investments of euro 661 million. Such differences primarily related to Unión Fenosa Gas SA (euro 195 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 193 million), Galp Energia SGPS SA (euro 106 million), Ceska Rafinerska AS (euro 97 million) and Azienda Energia e Servizi Torino SpA (euro 69 million).

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of listed investments was as follows:

Shares	Ownership (%)	Price per share (euro)	Fair value (euro million)

Galp Energia SGPS SA	276,472,160	33.34	18.39	5,084
Burren Energy Plc	35,136,033	24.90	16.60	583
Altergaz SA	750,892	27.80	24.00	18

The table below sets out the provisions for losses included in the provisions for contingencies of euro 135 million (euro 154 million at December 31, 2006), primarily related to the following equity-accounted investments:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Polimeri Europa Elastomères France SA (under liquidation)	50	50
Charville - Consultores e Serviços Lda	37	31
Industria Siciliana Acido Fosforico - ISAF - SpA (under liquidation)	31	28
Southern Gas Constructors Ltd	9	14
Geopromtrans Llc	19
Others	8	12
	154	135

Other investments
Other investments were as follows:

(million euro)	Net value at the beginning of the year	Acquisition and subscriptions	Currency translation differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Accumulated impairment charges

Dec. 31, 2006
Investments in unconsolidated entities controlled by Eni	41			(20)	21	49	28
Investments in affiliates	9				9	10	1
Other investments	371	4	(31)	(14)	330	332	2
	421	4	(31)	(34)	360	391	31
Dec. 31, 2007
Investments in unconsolidated entities controlled by Eni	21	3	(1)	2	25	36	11
Investments in affiliates	9			1	10	11	1
Other investments	330	190	(36)	(47)	437	443	6
	360	193	(37)	(44)	472	490	18

Investments in unconsolidated entities controlled by Eni and affiliates are stated at cost net of impairment losses. Other investments, for which fair value cannot be reliably determined, were recognized at cost and adjusted for impairment losses.
Acquisitions and subscriptions for euro 193 million mainly related to the acquisition of 13.6% of Angola LNG Ltd and Angola LNG Supply Services Llc (euro 190 million).

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The net carrying amount of other investments of euro 472 million (euro 360 million at December 31, 2006) was related to the following entities:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Net carrying amount	Eni’s interest %	Net carrying amount	Eni’s interest %

Investments in unconsolidated entities controlled by Eni	21		25
Affiliates	9		10
Other investments:
- Angola LNG Ltd			175	13.60
- Darwin LNG Pty Ltd	108	12.04	87	10.99
- Nigeria LNG Ltd	90	10.40	80	10.40
- Ceska Rafinerska AS	31	16.33
- Others (*)	101		95
	330		437
	360		472

(*)	Each individual amount included herein did not exceed euro 25 million.

Provisions for losses related to other investments, included within the provisions for contingencies, amounted to euro 28 million (euro 30 million at December 31, 2006) and were primarily in relation to the following entities:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Caspian Pipeline Consortium R - Closed Joint Stock Co	27	25
Other investments	3	3
	30	28

Other information about investments
The following table summarizes key financial data, net to Eni, as disclosed in the latest available Financial Statements of unconsolidated entities controlled by Eni, joint ventures and affiliates:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Unconsolidated entities controlled by Eni	Joint ventures	Affiliates	Unconsolidated entities controlled by Eni	Joint ventures	Affiliates

Total assets	1,315	7,906	2,998	1,247	7,781	4,252
Total liabilities	1,182	5,466	1,753	1,111	4,526	2,061
Net sales from operations	71	5,536	4,905	99	4,667	5,134
Operating profit	(1)	790	454	14	674	502
Net profit	3	465	351	14	318	410

The total assets and liabilities of unconsolidated controlled entities of euro 1,247 million and euro 1,111 million respectively (euro 1,315 million and euro 1,182 million at December 31, 2006) concerned for euro 873 million and euro 873 million (euro 900 million and euro 900 million at December 31, 2006) entities for which the consolidation would not produce significant effects.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 Other financial assets
Other financing receivables were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Financing receivables:
- receivables for financing operating activities	532	677
- receivables for financing non-operating activities	252	225
	784	902
Securities:
- securities held for operating purposes	21	21
	21	21
	805	923

Financing receivables are presented net of the allowance for impairment losses of euro 24 million (same amount at December 31, 2006).
Operating financing receivables of euro 677 million (euro 532 million at December 31, 2006) primarily concerned loans made by the Exploration & Production segment (euro 512 million) and Gas & Power segment (euro 87 million). The euro 145 million increase was primarily related to the Exploration & Production segment for euro 157 million and was offset by negative exchange differences of euro 82 million.
Non-operating financing receivables of euro 225 million (euro 252 million at December 31, 2006) concerned a restricted deposit held by Eni Lasmo Plc as a guarantee of a debenture (euro 246 million at December 31, 2006).
Receivables in currencies other than euro amounted to euro 821 million (euro 693 million at December 31, 2006).
Receivables due beyond five years amounted to euro 509 million (euro 396 million at December 31, 2006).
Securities euro 21 million (same amount as at December 31, 2006) designated as held-to-maturity investments were issued by the Italian Government.
Securities have a maturity beyond five years.
The fair value of financing receivables has been determined based on the present value of expected future cash flows discounted at rates ranging from 3.8% to 6.0% (3.6% and 5.6% at December 31, 2006).
The fair value of securities was derived from quoted market prices. The fair value of financing receivables and securities did not differ significantly from their carrying amount.

14 Deferred tax assets
Deferred tax assets were recognized net of offsettable deferred tax liabilities for euro 3,526 million (euro 4,028 million at December 31, 2006).

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Currency translation differences	Other changes	Value at Dec. 31, 2007

1,725	1,273	(1,724)	(219)	860	1,915

Other changes of euro 860 million were primarily related to additions reflecting: (i) a limited right for each subsidiaries to offset deferred tax assets against deferred tax liabilities (euro 502 million); (ii) the recognition of the deferred tax effect against equity on the fair value evaluation of derivatives designated as cash flow hedge for euro 378 million.
Further information is provided in Note 20 - Other current liabilities and Note 25 - Other non-current liabilities.
Deferred tax assets are described in Note 24 - Deferred tax liabilities.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15 Other non-current receivables
The following table provides an analysis of other non-current receivables:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Tax receivables from:
- Italian tax authorities
. income tax	501	486
. interest on tax credits	322	325
. Value Added Tax (VAT)	37	42
. other	13	11
	873	864
- foreign tax authorities	30	30
	903	894
Other receivables:
- in relation to disposals	2	7
- others	83	197
	85	204
Other non-current receivables	6	12
	994	1,110

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Current liabilities

16 Short-term debt
Short-term debt was as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Banks	3,178	4,070
Ordinary bonds		3,176
Other financial institutions	222	517
	3,400	7,763

Short-term debt increased by euro 4,363 million primarily due to the balance of repayments and new proceeds (euro 4,850 million) and to changes in the scope of consolidation (euro 98 million) offset by negative currency translation differences (euro 583 million). Debt comprised commercial papers of euro 3,176 million mainly issued by the financial company Eni Coordination Center SA.

Short-term debt per currency is shown in the table below:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Euro	3,119	5,453
US dollar	161	1,591
Other currencies	120	719
	3,400	7,763

In 2007, the weighted average interest rate on short-term debt was 4.9% (3.9% in 2006).

At December 31, 2007 Eni had undrawn committed and uncommitted borrowing facilities available of euro 5,006 million and euro 6,298 million, respectively (euro 5,896 million and euro 6,523 million at December 31, 2006).
These facilities were under interest rates that reflected market conditions. Charges in unutilized facilities were not significant.

17 Trade and other payables
Trade and other payables were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Trade payables	10,528	11,092
Advances	1,362	1,483
Other payables:
- in relation to investments	1,166	1,301
- others	2,939	3,240
	4,105	4,541
	15,995	17,116

Included in 2007 trade payables was the contractually agreed compensation of receivables and payables between Eni North Africa BV and the National Oil Co (the Libyan state company) for euro 1,798 million.

Advances of euro 1,483 million (euro 1,362 million at December 31, 2006) were related to payments received in excess of the value of the work in progress performed for euro 772 million (euro 884 million at December 31, 2006), advances on contract work in progress for euro 324 million (euro 197 million at December 31, 2006) and other advances for euro 487 million (euro 281 million at December 31, 2006). Advances on contract work in progress were in respect of the Engineering & Construction segment.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other payables were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Payables due to:
- joint venture operators in exploration and production activities	1,146	1,624
- suppliers in relation to investments	923	1,015
- non-financial government entities	274	397
- employees	336	257
- social security entities	339	226
	3,018	3,519
Other payables	1,087	1,022
	4,105	4,541

Payables with related parties are described in Note 36 - Related-party transactions.
The fair value of trade and other payables did not differ significantly from their carrying amount considering the short-term maturity of trade payables.

18 Taxes payable
Taxes payable were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Italian subsidiaries	158	247
Foreign subsidiaries	1,482	1,441
	1,640	1,688

Income taxes payable of Italian subsidiaries were positively effected by the fair value valuation of cash flow hedging derivatives (euro 492 million). This effect was recorded in the relevant provision within equity. Further information is provided in Note 20 - Other current liabilities and Note 25 - Other non-current liabilities.

19 Other taxes payable
Other taxes payable were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Excise and customs duties	683	804
Other taxes and duties	507	579
	1,190	1,383

20 Other current liabilities
Other current liabilities were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Fair value of non-hedging derivatives	395	412
Fair value of cash flow hedge derivatives	40	911
Other liabilities	199	233
	634	1,556

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair value of derivative contracts which do not meet the formal criteria to be recognized as hedges in accordance with IFRS was as follows:

Dec. 31, 2006	Dec. 31, 2007

(million euro)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments

Non-hedging derivatives on exchange rate
Currency swap	11	928	363	63	2,096	296
Interest currency swap	19	133	124	5	140
Other	2	69	1	7	76	1
	32	1,130	488	75	2,312	297
Non-hedging derivatives on interest rate
Interest rate swap	30	1,077	1,045	24	722	401
	30	1,077	1,045	24	722	401
Non-hedging derivatives on commodities
Over the counter	52	568	67	12	49	58
Other	281	855	75	301	1,187	28
	333	1,423	142	313	1,236	86
	395	3,630	1,675	412	4,270	784

The fair value of these derivative contracts was determined using an appropriate valuation method based on market data at closing date. The fair value of cash flow hedging derivatives amounted to euro 911 million (euro 40 million at December 31, 2006) related to contracts expiring in 2008 entered into by the Exploration & Production segment in order to hedge the exposure to variability in future cash flows expected in the 2008-2011 period deriving from marketing an amount of Eni’s proved hydrocarbon reserves equal to 2% of proved reserves as of December 31, 2006 in connection with the acquisition in 2007 of production, development and exploration upstream properties onshore Congo from the French company Maurel & Prom and in the Gulf of Mexico from the US company Dominion Resources. Change in fair value (euro 871 million) of the hedging instrument directly recognized in equity was euro 878 million for the effective portion whilst the ineffective portion of euro 16 million was recognized in the profit and loss as finance expense (the time value component). Cumulative currency translation differences increased by euro 23 million. Further information on the fair value recognition in the consolidated balance sheet and profit and loss account of contracts with a maturity in 2009-2011 is given in Note 25 - Other liabilities under the section other non-current liabilities. The nominal value of these cash flow hedging derivatives referred to purchase and sale commitments for euro 1,399 million and euro 1,977 million, respectively (euro 4 million and euro 525 million at December 31, 2006). Information on the hedged risks and the hedging policies is given in Note 28 - Guarantees, commitments and risks - Risk management.

Non-current liabilities

21 Long-term debt and current maturities of long-term debt
Long-term debt included the debt current portion maturing during the year following the balance sheet date (current maturity). The table below analyzes debt by year of forecast repayment:

(million euro)	December 31	Long-term maturity

Type of debt instrument	Maturity range	2006	2007	Current maturity 2008	2009	2010	2011	2012	After	Total

Bank loans	2008-2022	2,298	6,073	159	607	423	121	4,106	657	5,914
Other bank loans at favorable rates	2008-2013	13	9	2	1	2	2	1	1	7
		2,311	6,082	161	608	425	123	4,107	658	5,921
Ordinary bonds	2008-2037	5,097	5,386	263	324	919	167	30	3,683	5,123
Other financial institutions	2008-2020	891	599	313	118	12	28	12	116	286
		8,299	12,067	737	1,050	1,356	318	4,149	4,457	11,330

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Long-term debt, including the current portion of long-term debt, increased by euro 3,768 million to euro 12,067 million (euro 8,299 million at December 31, 2006). Such increase was due to the balance of payments and new proceeds of euro 3,885 million as well as the consolidation of Frigstad Discover Invest Ltd accounts for euro 170 million. This was offset by: (i) the negative impact of foreign currency translation differences; (ii) translation differences arising on debt taken on by euro-reporting subsidiaries denominated in foreign currency which are translated into euro at year-end exchange rates (euro 312 million).

Debt from other financial institutions of euro 599 million included euro 37 million of finance lease transactions. The following table shows residual debt by maturity date, which was obtained by summing future lease payments discounted at the effective interest rate, interests and the nominal value of future lease payments:

Maturity range

(million euro)	Within 12 months	Between one and five years	Beyond five years	Total

Residual debt	7	25	5	37
Interests	4	7	4	15
Undiscounted value of future lease payments	11	32	9	52

Eni entered into long-term borrowing facilities with the European Investment Bank which were subordinated to the maintenance of certain performance indicators based on Eni’s Consolidated Financial Statement or a rating not inferior to A- (S&P) and A3 (Moody’s). At December 31, 2006 and 2007, the amount of short and long-term debt subject to restrictive covenants was euro 1,131 million and euro 1,429 million respectively. Furthermore, Saipem SpA and Saipem SA entered into certain borrowing facilities for euro 75 million and euro 34 million, respectively, with a number of financial institutions subordinated to the maintenance of certain performance indicators based on the Consolidated Financial Statements of Saipem and separate financial statements of Saipem SA. Eni and Saipem are in compliance with the covenants contained in their respective financing arrangements.
Bonds of euro 5,386 million consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 4,916 million and other bonds for a total of euro 470 million.
The following table analyses bonds per issuing entity, maturity date, interest rate and currency as at December 31, 2007:

Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	% rate

(million euro)	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	43	1,543	Euro		2013		4.625
- Eni SpA	1,000	(3)	997	Euro		2017		4.750
- Eni Coordination Center SA	683	4	687	British pound	2010	2019	4.875	5.125
- Eni SpA	500	16	516	Euro		2010		6.125
- Eni Coordination Center SA	367	8	375	Euro	2008	2015		variable
- Eni Coordination Center SA	277	5	282	Euro	2008	2024	2.876	5.050
- Eni Coordination Center SA	277	2	279	Japanese yen	2008	2037	0.810	2.810
- Eni Coordination Center SA	173	2	175	US dollar	2013	2015	4.450	4.800
- Eni Coordination Center SA	31		31	US dollar		2013		variable
- Eni Coordination Center SA	30	1	31	Swiss franc		2010		2.043
	4,838	78	4,916
Other bonds:
- Eni USA Inc	271	3	274	US dollar		2027		7.300
- Eni Lasmo Plc (*)	205	(9)	196	British pound		2009		10.375
	476	(6)	470
	5,314	72	5,386

(*)	The bond is guaranteed by a restricted cash deposit recorded under non-current financial assets (euro 225 million).

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2007 bonds maturing within 18 months (euro 584 million) were issued by Eni Coordination Center SA for euro 388 million and by Eni Lasmo Plc for euro 196 million. During 2007, Eni SpA and Eni Coordination Center SA issued bonds for euro 997 million and euro 121 million, respectively.
The following table analyses the currency composition of long-term debt and its current portion, and the related weighted average interest rates on total borrowings:

Dec. 31, 2006 (million euro)	Average rate (%)	Dec. 31, 2007 (million euro)	Average rate (%)

Euro	5,566	4.0	9,973	4.4
US dollar	1,261	7.8	900	8.6
British pound	1,259	5.9	882	6.2
Japanese yen	167	1.4	281	1.9
Swiss franc	46	2.0	31	2.0
	8,299		12,067

At December 31, 2007 Eni had undrawn committed long-term borrowing facilities of euro 1,400 million (euro 520 million at December 31, 2006). Interest rates on these contracts were at market conditions. Charges for unutilized facilities were not significant.
Fair value of long-term debt, including the current portion of long-term debt, consisted of the following:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Ordinary bonds	5,239	5,523
Banks	2,311	6,148
Other financial institutions	865	719
	8,415	12,390

Fair value was calculated by discounting the expected future cash flows at rates ranging from 3.8% to 6.0% (3.6% and 5.6% at December 31, 2006).
At December 31, 2007 Eni mortgaged certain tangible assets and pledged restricted deposits as collateral against its borrowings for euro 198 million (euro 231 million at December 31, 2006).
Analysis of net borrowings, as defined in the “Financial Review” section, is as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Current	Non-current	Total	Current	Non-current	Total

A. Cash	3,745		3,745	1,699		1,699
B. Cash equivalents	240		240	415		415
C. Available-for-sale securities	552		552	174		174
D. Liquidity (A+B+C)	4,537		4,537	2,288		2,288
E. Financing receivables	143	252	395	990	225	1,215
F. Short-term debt towards banks	3,178		3,178	4,070		4,070
G. Long-term debt towards banks	131	2,180	2,311	161	5,921	6,082
H. Bonds	685	4,412	5,097	263	5,123	5,386
I. Short-term debt towards related parties	92		92	131		131
L. Long-term debt towards related parties		16	16		16	16
M. Other short-term debt	130		130	3,562		3,562
N. Other long-term debt	74	801	875	313	270	583
O. Total borrowings (F+G+H+I+L+M+N)	4,290	7,409	11,699	8,500	11,330	19,830
P. Net borrowings (O-D-E)	(390)	7,157	6,767	5,222	11,105	16,327

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Available-for-sale securities of euro 174 million (euro 552 million at December 31, 2006) are held for non-operating purposes. Not included in the calculation above were held-to-maturity and available-for-sale securities held for operating purposes amounting to euro 280 million (euro 441 million at December 31, 2006), of which euro 256 million (euro 417 million at December 31, 2006) were held to provide coverage of technical reserves of Eni’s insurance companies.
Financing receivables of euro 1,215 million (euro 395 million at December 31, 2006) were held for non-operating purposes. Not included in the calculation above were financing receivables held for operating purposes amounting to euro 384 million (euro 246 million at December 31, 2006), of which euro 246 million (euro 241 million at December 31, 2006) were in respect of securities granted to unconsolidated entities controlled by Eni, joint ventures and affiliates primarily in relation to the implementation of certain capital projects and a euro 112 million cash deposit to provide coverage of Eni Insurance Ltd technical reserves.
Non current financial receivables of euro 225 million (euro 252 million at December 31, 2006) were related to a restricted deposit held by Eni Lasmo Plc as a guarantee of a debenture (euro 246 million at December 31, 2006).

22 Provisions for contingencies
Provisions for contingencies were as follows:

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Other change	Value at Dec. 31, 2007

Provision for site restoration and abandonment	3,724	550	(315)	15	3,974
Provision for environmental risks	1,905	356	(353)	(50)	1,858
Provision for legal and other proceedings	654	146	(77)	(7)	716
Loss adjustments and actuarial provisions for Eni’s insurance companies	565		(81)	(66)	418
Provision for taxes	221	37	(20)	(25)	213
Provision for losses on investments	184	13	(20)	(14)	163
Provision for restructuring or decommissioning	157	17	(18)	(26)	130
Provision for OIL insurance	108		(27)	(1)	80
Provision for marketing and promotion initiatives	50	62	(47)		65
Provision for onerous contracts	100		(50)		50
Provision for revision of selling prices	172	24	(172)		24
Other (*)	774	408	(359)	(28)	795
	8,614	1,613	(1,539)	(202)	8,486

(*)	Each individual amount included herein does not exceed euro 50 million.

The provision for site restoration and abandonment of euro 3,974 million, is mainly composed of provisions for the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration (euro 3,884 million). The increases in the provision for the year amounted to euro 550 million due to the initial recognition and changes in the present value of estimated expenditures creating a corresponding item of property, plant and equipment of an amount equivalent to the provision or change in estimates (euro 60 million and euro 317 million, respectively) and the passage of time recognized in the profit and loss account as finance expense (euro 173 million). The discount rates used ranged from 4.2% to 6.2%. Decreases in the provision amounted to euro 315 million of which euro 207 million in connection with lowered estimated expenditures and euro 108 million related to the reversal of utilized provisions. Other changes of euro 15 million related to acquired oil & gas properties in Congo and in the Gulf of Mexico (euro 130 million). Offsetting these effects were negative foreign currency translation differences for euro 155 million.
Provision for environmental risks of euro 1,858 million primarily related to the estimated costs of remediation in accordance with existing laws and regulations recognized by Syndial SpA (euro 1,362 million), the Refining & Marketing segment (euro 339 million) and the Gas & Power segment (euro 92 million). The increases in the provision of euro 356 million were primarily related to Syndial SpA (euro 223 million) and the Refining & Marketing segment (euro 95 million) including the effect due to the passage of time for euro 11 million recognized as finance expense. Decreases for euro 353 million were related to the reversal of utilized provisions primarily by Syndial SpA (euro 211 million) and the Refining & Marketing segment (euro 100 million) including the reversal of unutilized provisions of euro 18 million no longer required.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Provision for legal and other proceedings of euro 716 million primarily included charges expected on failure to perform certain contractual obligations and proceeding on legal and administrative matters. These provisions are stated on the basis of Eni’s best estimate of the expected probable liability. The increase in the provision of euro 146 million was primarily related to Syndial SpA (euro 79 million). Decreases in the provision of euro 77 million included the reversal of unutilized provisions of euro 67 million of which euro 46 million related to the cancellation by the Regional Administrative Court of Lombardy of a fine imposed by the Authority for Electricity and Gas.
Loss adjustments and actuarial provisions for Eni’s insurance companies of euro 418 million represented the liabilities accrued for claims on insurance policies underwritten by Eni’s insurance companies. Changes in the provision of euro 66 million were primarily in respect of liabilities directly associated with assets classified as held for sale of Eni’s insurance subsidiary Padana Assicurazioni SpA for euro 64 million.
Provision for taxes of euro 213 million primarily included charges for unsettled tax claims in connection with uncertain applications of the tax regulation for foreign subsidiaries of the Exploration & Production segment (euro 158 million).
Provision for losses on investments of euro 163 million was made with respect of losses from investments in entities incurred to date, where the losses exceeded the carrying amount of the investments.
Provision for restructuring or decommissioning unused production facilities of euro 130 million was primarily made for the estimated future costs for site restoration and remediation in connection with divestments and facilities closures of the Refining & Marketing segment (euro 124 million). Decreases in the provision of euro 18 million included the reversal of unutilized provisions of euro 2 million.
Provision for OIL insurance cover of euro 80 million included mutual insurance provision related to future increase of insurance charges that will be paid in the next 5 years by Eni for participating in the mutual insurance of Oil Insurance Ltd, following the increased number of accidents that occurred in 2004 and 2005.
Provision for marketing and promotional initiatives amounted to euro 65 million and was made in respect of marketing initiatives envisaging awards and prizes to clients in the Refining & Marketing segment. Decreases in the provision of euro 47 million included the reversal of unutilized provisions for euro 3 million.
Provision for onerous contracts of euro 50 million primarily related to Syndial SpA and contracts for which the termination or execution costs exceed the relevant benefits.
Provision for the revision of selling prices of euro 24 million primarily related to the Gas & Power segment. Decreases in the provision of euro 172 million included the reversal of unutilized provisions of euro 122 million primarily related to the adoption of the new tariffs’ regime introduced by Decision 134/2006 by the Italian Authority for Electricity and Gas.
Utilization of other provisions of euro 359 million included the reversal of unutilized provisions for euro 159 million no longer required.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23 Provisions for employee benefits
Provisions for employee benefits were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

TFR	608	499
Foreign pension plans	268	219
Supplementary medical reserve for Eni managers (FISDE) and other foreign medical plans	100	99
Other benefits	95	118
	1,071	935

Provisions for indemnities upon termination of employment primarily related to the provisions accrued by Italian companies for employee termination indemnities (“TFR”), determined using actuarial techniques and regulated by Article 2120 of the Italian Civil Code. The indemnity is paid upon retirement as a lump sum payment the amount of which corresponds to the total of the provisions accrued along employees’ service period based on payroll costs as revalued until retirement according to the Italian legal scheme. Provisions for Italian post-retirement indemnities, considered for the determination of relevant liabilities and expenses, are reduced of the amounts drawn by employees and funded to pension funds.
Following the enactment of the Italian Budget Law for 2007, employees had until June 30, 2007 to decide whether to transfer their future provisions and any amounts accrued from January 1, 2007 for post-retirement indemnities under the Italian TFR regime to pension funds or the treasury fund held by the Italian administration for post-retirement benefits (INPS). Companies with less than 50 employees were allowed to continue recognizing the provision as in previous year. The choice applied retrospectively from January 1, 2007. Therefore, the allocation of future TFR provisions to pension funds or the INPS treasury fund determines that these amounts will be classified as costs to provide benefits under a defined contribution plan. Past provisions accrued for post-retirement indemnities under the Italian TFR regime continue to represent costs to provide benefits under a defined benefit plan and must be assessed based on actuarial assumptions.
Following this change in regime, the existing provision for Italian employees was reassessed to take account of the curtailment due to reduced future obligations reflecting the exclusion of future salaries and relevant increases from actuarial calculations. As a result of this a non-recurring gain of euro 83 million was recognized in profit or loss.
Pension funds are defined benefit plans provided by foreign subsidiares located mainly in the United Kingdom, Nigeria and Germany. Benefits under these plans consisted of payments based on seniority and the salary paid in the last year of service, or alternatively, the average annual salary over a defined period prior to retirement. Group companies provide healthcare benefits to retired managers. Liability to these plans and the current cost are limited to the contributions made by the company. Other benefits primarily related for a deferred cash incentive scheme to managers and certain Jubilee awards. The provision for the deferred cash incentive scheme is assessed based on the probability of the company reaching planned targets and employee reaching individual performance goals. Jubilee awards are benefits due following the attainment of a minimum period of service and, for the Italian companies, consist of an in-kind remuneration.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The value of employee benefits, estimated by applying actuarial techniques, consisted of the following:

Foreign pension plans

(million euro)	TFR	Gross liability	Plan assets	FISDE and other foreign medical plans	Other benefits	Total

2006
Current value of benefit liabilities and plan assets at beginning of year	653	757	(359)	96	37	1,184
Current cost	99	18		2	48	167
Interest cost	22	28		3	6	59
Expected return on plan assets			(24)			(24)
Employees contributions		(3)	(88)			(91)
Actuarial gains (losses)	(67)	(2)	(3)	(5)	6	(71)
Benefits paid	(94)	(16)	12	(5)	(2)	(105)
Amendments		2				2
Curtailments and settlements		(7)	6			(1)
Currency translation differences	1	(6)	16			11
Current value of benefit liabilities and plan assets at end of year	614	771	(440)	91	95	1,131
2007
Current value of benefit liabilities and plan assets at beginning of year	614	771	(440)	91	95	1,131
Current cost	13	13		1	38	65
Interest cost	23	32		4	2	61
Expected return on plan assets			(23)			(23)
Employees contributions			(126)			(126)
Actuarial gains (losses)	(52)	3	12	1	(1)	(37)
Benefits paid	(64)	(35)	18	(6)	(7)	(94)
Amendments	1	2				3
Curtailments and settlements	(62)	(201)	201			(62)
Currency translation differences	3	36	(4)	1	(9)	27
Current value of benefit liabilities and plan assets at end of year	476	621	(362)	92	118	945

The gross liability for foreign employee pension plans of euro 621 million (euro 771 million at December 31, 2006) included the liabilities related to joint ventures operating in exploration and production activities for euro 112 million and euro 67 million at December 31, 2006 and 2007, respectively. A receivable of an amount equivalent to such liability was recorded. Other benefits of euro 118 million (euro 95 million at December 31, 2006) primarily concerned the deferred monetary incentive plan for euro 69 million (euro 37 million at December 31, 2006) and jubilee awards for euro 40 million (euro 44 million at December 31, 2006).

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation analysis of benefit obligations and plan assets was as follows:

TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

(million euro)	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007

Present value of benefit obligations with plan assets			605	439
Present value of plan assets			(440)	(362)
Net present value of benefit obligations with plan assets			165	77
Present value of benefit obligations without plan assets	614	476	166	182	91	92	95	118
Actuarial gains (losses) not recognized	(6)	23	(63)	(33)	9	7
Past service cost not recognized				(7)
Net liabilities recognized in provisions for employee benefits	608	499	268	219	100	99	95	118

Costs charged to the profit and loss account were as follows:

(million euro)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits	Total

2006
Current cost	99	18	2	48	167
Interest cost	22	28	3	6	59
Expected return on plan assets		(24)			(24)
Amortization of actuarial gains (losses)	2	21		5	28
Effect of curtailments and settlements		(1)			(1)
Other costs	1				1
	124	42	5	59	230
2007
Current cost	13	13	1	38	65
Interest cost	23	32	4	2	61
Expected return on plan assets		(23)			(23)
Amortization of actuarial gains (losses)	1	3			4
Effect of curtailments and settlements	(83)	41			(42)
	(46)	66	5	40	65

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The main actuarial assumptions used in the evaluation of post-retirement benefit obligations at end of year and in the estimate of costs expected for 2008 were as follows:

(%)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

2006
Discount rate	4.3	3.0-13.0	4.5	4.0-4.3
Expected return rate on plan assets		3.5-13.0
Rate of compensation increase	2.7-4.0	2.0-12.0		2.7-4.5
Rate of price inflation	2.0	1.0-10.0	2.0	2.0-2.5
2007
Discount rate	5.35	3.5-13.0	5.5	4.8-5.4
Expected return rate on plan assets		4.0-13.0
Rate of compensation increase	2.7-3.0	2.0-12.0		2.7-4.0
Rate of price inflation	2.0	1.0-10.0	2.0	2.0

With regards to Italian plans were used demographic tables prepared by Ragioneria Generale dello Stato (RG48). Expected return rate by plan assets has been determined by reference to quoted prices expressed in regulated markets.
Plan assets consisted of the following:

(%)	Plan assets	Expected return

Securities	23.3	6.8-8.4
Bonds	27.1	3.1-10.0
Real estate	1.7	5.8-15.0
Other	47.9	2.8-13.0
	100.0

The effective return of the plan assets amounted to euro 11 million (euro 27 million at December 31, 2006).
With reference to healthcare plans, the effects deriving from a 1% change of the actuarial assumptions of medical costs were as follows:

(million euro)	1% Increase	1% Decrease

Impact on the current costs and interest costs	1	(1)
Impact on net benefit obligation	11	(9)

The amount expected to be accrued to defined benefit plans for 2008 amounted to euro 48 million.
The analysis of changes in the actuarial valuation of the net liability with respect to prior year deriving from the non-correspondence of actuarial assumptions with actual values recorded at year-end was as follows:

(million euro)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

2006
Impact on net benefit obligation	(19)	13	(4)	4
Impact on plan assets		3
2007
Impact on net benefit obligation	(8)	6
Impact on plan assets		3

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24 Deferred tax liabilities
Deferred tax liabilities were recognized net of offsettable deferred tax assets for euro 3,526 million (euro 4,028 million at December 31, 2006).

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Currency translation differences	Other changes	Value at Dec. 31, 2007

5,852	1,210	(1,999)	(490)	898	5,471

Other changes of euro 898 million were primarily in respect of: (i) the deferred tax effect of the valuation at fair value of certain oil assets acquired by the Exploration & Production segment in Congo (euro 507 million); (ii) a limited right of subsidiaries to offset deferred tax assets against deferred tax liabilities (euro 502 million); (iii) the recognition of the deferred tax effect against equity on the fair value evaluation of derivatives designated as cash flow hedge for euro 3 million.
Deferred tax liabilities consisted of the following:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Deferred income taxes	9,880	8,997
Deferred income taxes available for offset	(4,028)	(3,526)
	5,852	5,471
Deferred income taxes not available for offset	(1,725)	(1,915)
	4,127	3,556

The most significant temporary differences giving rise to net deferred tax liabilities were as follows:

(million euro)	Value at Dec. 31, 2006	Additions	Deductions	Currency translation differences	Other changes	Value at Dec. 31, 2007

Deferred tax liabilities:
- accelerated tax depreciation	6,851	582	(1,246)	(423)	493	6,257
- application of the weighted average cost method in evaluation of inventories	649	263	(177)		(4)	731
- site restoration and abandonment (tangible assets)	683	40	(115)	(14)	(55)	539
- capitalized interest expense	232	3	(51)		(7)	177
- other	1,465	322	(410)	(53)	(31)	1,293
	9,880	1,210	(1,999)	(490)	396	8,997
Deferred tax assets:
- assets revaluation as per Laws No. 342/2000 and No. 448/2001	(1,017)		218		11	(788)
- site restoration and abandonment (provisions for contingencies)	(1,496)	(176)	129	72	108	(1,363)
- depreciation and amortization	(744)	(129)	236	62	(47)	(622)
- accruals for impairment losses and provisions for contingencies	(1,000)	(396)	522	1	(40)	(913)
- carry-forward tax losses	(83)	(44)	41	6	1	(79)
- other	(1,413)	(528)	578	78	(391)	(1,676)
	(5,753)	(1,273)	1,724	219	(358)	(5,441)
Net deferred tax liabilities	4,127	(63)	(275)	(271)	38	3,556

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets are recognized for deductible temporary differences to the extent that is probable that sufficient taxable profit will be available against which part or all of the deductible temporary differences can be utilized. In the case future taxable profit is no longer deemed to be sufficient to absorb all existing deferred tax assets, any surplus is written off.
In May 2007 the Government of Libya issued an amending taxation law regarding profit taxation for foreign oil companies operating under PSA scheme. In line with past practice the Libya’s National Oil Co (NOC) was designated as tax agent on behalf of foreign oil companies operating under PSA. The new tax regime is expected to become effective from 2008, after having agreed beforehand with NOC the recognized tax base of the assets at January 1, 2008, and the consequent possibility to re-determine deferred taxation and the detailed recognition criteria applied. Pending the issuing of the new law, deferred taxation was determined by using the recognition criteria applied in prior years. The adoption of the new legislation is not expected to have any significant impact on the agreed oil profit share under PSA currently existing between the Libyan state company and Eni. Italian taxation law allow the carry-forward of tax losses over the five subsequent years. Losses suffered in the first three years of the company's life can however be, for most part, carried forward indefinitely. The tax rate applied by the Italian subsidiaries to determine the portion of carry-forwards tax losses to be utilized equalled 27.5%; this rate equalled on average to 29.8% for foreign entities.
Carry-forward tax losses of euro 1,261 million can be used in the following periods:

(million euro)	Italian subsidiaries	Foreign subsidiaries

2008	9	2
2009	3	22
2010		14
2011		36
2012	72	3
Beyond 2012		2
Without limit		1,098
	84	1,177

Carry-forward tax losses of euro 270 million expected to be offset against future taxable profit and were in respect of foreign subsidiaries for euro 198 million. At the end of 2007, euro 79 million of deferred tax assets were recognized on these losses, of which euro 59 million were in respect of foreign subsidiaries.
No deferred tax liabilities have been recognized in relation to certain taxable reserves of unconsolidated entities under Eni’s control because such reserves are not expected to be distributed (euro 135 million).

25 Other non-current liabilities
Other non-current liabilities were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Fair value of cash flow hedge derivatives		1,340
Current income tax liabilities		215
Payables related to capital expenditures	26	22
Other payables	207	295
Other liabilities	185	159
	418	2,031

The fair value of cash flow hedge derivatives amounted to euro 1,340 million related to contracts expiring within 2009-2011 entered into by the Exploration & Production segment in order to hedge the exposure to variability in future cash flows expected in the 2008-2011 period deriving from marketing an amount of Eni’s proved hydrocarbon reserves equal to 2% of proved reserves as of December 31, 2006 in connection with the acquisition in 2007of production, development and exploration assets upstream properties onshore Congo from the French company Maurel & Prom and in the Gulf of Mexico from the US company Dominion Resources. The effective portion of the change in fair value of the hedging instrument directly recognized in equity was euro 1,332 million whilst the ineffective portion of euro 36 million was recognized in the profit and loss as finance expenses (the time value component). Cumulative currency translation differences increased by euro 28 million. Further information on the fair value recognition in the consolidated balance sheet and profit and loss account of contracts with a maturity in 2008 is given in Note 20 - Other liabilities under the section other current liabilities.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The nominal value of these derivatives referred to purchase and sale commitments for euro 2,804 million and euro 3,404 million, respectively.
The fair value of derivative contracts was determined by using valuation models that take into account relevant market data at the balance sheet date.
Information on the hedged risks and the hedging policies is shown in Note 28 - Guarantees, commitments and risks - Risk management.
The group’s liability for current income taxes of euro 215 million was due as special tax (with a rate lower than the statutory tax rate), relating to the option to increase the deductible tax bases of certain tangible and other assets to their carrying amounts as permitted by the 2008 Budget Law.

26 Assets held for sale and liabilities directly associated with assets held for sale
Non-current assets held for sale and liabilities directly associated to non-current assets held for sale of euro 383 million and euro 97 million related to the disposal of Padana Assicurazioni SpA (the related assets and liabilities amounted to euro 180 million and euro 97 million, respectively) and in Gaztransport et Technigaz SAS (the investment amounted to euro 114 million) and in Fertlizantes Nitrogenados de Oriente (the investment amounted to euro 89 million). Gaztransport et Technigaz SAS is a company owing a patent for the construction of tanks to transport LNG. Fertlizantes Nitrogenados de Oriente is specialized in the production of fertilizers.

27 Shareholders’ equity

Minority interest
Profit attributable to minority interests and the minority interest in certain consolidated subsidiaries related to:

(million euro)	Net profit	Shareholders’ equity

2006	2007	Dec. 31, 2006	Dec. 31, 2007

Saipem SpA	303	514	879	1,299
Snam Rete Gas SpA	287	268	1,004	865
Tigáz Tiszántúli Gázszolgáltató Részvénytársaság		1	79	79
Others	16	15	208	196
	606	798	2,170	2,439

Eni shareholders’ equity
Eni’s net equity at December 31 was as follows:

(million euro)	Value at Dec. 31, 2006	Value at Dec. 31, 2007

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	7,262	7,207
Cumulative foreign currency translation differences	(398)	(2,233)
Other reserves	400	(914)
Retained earnings	25,168	29,591
Treasury shares	(5,374)	(5,999)
Interim dividend	(2,210)	(2,199)
Net profit for the period	9,217	10,011
	39,029	40,428

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share capital
At December 31, 2007 the parent company’s issued share capital consisted of 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (the same amount at December 31, 2006).
On May 24, 2007 Eni’s Shareholders’ Meeting decided a dividend distribution of euro 0.65 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2006 dividend of euro 1.25 per share, of which euro 0.60 per share paid as interim dividend in October 2006. The balance was payable on June 21, 2007 to shareholders on the register on June 18, 2007.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code.

Reserve for treasury shares
The reserve for treasury shares represents the reserve destined to purchase own shares in accordance with the decisions of Eni’s Shareholders’ Meetings. The amount of euro 7,207 million (euro 7,262 million at December 31, 2006) included treasury shares purchased. The decrease of euro 55 million primarily concerned the sale and grant of treasury shares to Group managers following stock option and stock grants incentive schemes.

Cumulative foreign currency translation differences
The cumulative foreign currency translation differences arose from the translation of financial statements denominated in currencies other than euro.

Other reserves
Other reserves of negative amount were euro 914 million (at December 31, 2006 other reserves of positive amount were euro 400 million) included:

  a reserve of euro 247 million constituted following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA (same amount at December 31, 2006);
  a reserve of euro 181 million (euro 146 million at December 31, 2006) deriving from Eni SpA’s equity;
  a reserve of euro 1,342 million (euro 7 million at December 31, 2006) including the related tax, for the valuation at fair value of available-for-sale securities and cash flow hedge derivatives. Further information is given in Note 2 - Other financial assets held for trading or available for sale, Note 7 - Other current assets, Note 20 - Other current liabilities and Note 25 - Other non current liabilities.

The valuation at fair value of securities available for sale and cash flow hedge derivatives, net of the related tax effect, consisted of the following:

Available-for-sale securities	Cash flow hedge derivatives	Total

(million euro)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of December 31, 2005	27	(8)	19	27	(11)	16	54	(19)	35
Changes of the year 2006	2		2	1		1	3		3
Amount recognized in the profit and loss account	(21)	6	(15)	(27)	11	(16)	(48)	17	(31)
Reserve as of December 31, 2006	8	(2)	6	1		1	9	(2)	7
Changes of the year 2007				(2,237)	867	(1,370)	(2,237)	867	(1,370)
Foreign currency translation differences				51	(26)	25	51	(26)	25
Amount recognized in the profit and loss account	(6)	2	(4)				(6)	2	(4)
Reserve as of December 31, 2007	2		2	(2,185)	841	(1,344)	(2,183)	841	(1,342)

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Treasury shares purchased
A total of 348,525,005 ordinary shares (324,959,866 at December 31, 2006) with nominal value of euro 1 each, were held in treasury, for a total cost of euro 5,999 million (euro 5,374 million at December 31, 2006). 35,423,925 of treasury shares (40,114,000 at December 31, 2006) at a cost of euro 768 million (euro 839 million at December 31, 2006) were available for 2002-2005 and 2006-2008 stock option plans (34,521,125 shares) and 2003-2005 stock grant plans (902,800 shares).

The decrease of 4,690,075 shares consisted of the following:

Stock option	Stock grant	Total

Number of shares at December 31, 2006	38,240,400	1,873,600	40,114,000
Rights exercised	(3,028,200)	(966,000)	(3,994,200)
Rights cancelled	(691,075)	(4,800)	(695,875)
	(3,719,275)	(970,800)	(4,690,075)
Number of shares at December 31, 2007	34,521,125	902,800	35,423,925

At December 31, 2007, options and grants outstanding were 17,699,625 shares and 902,800 shares, respectively. Options refer to the 2002 stock plan for 107,500 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 281,400 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 1,124,000 shares with an exercise price of euro 16.576 per share, to the 2005 stock plan for 3,812,000 shares with an exercise price of euro 22.512 per share, to the 2006 stock plan for 6,467,775 shares with an weighted average exercise price of euro 23.119 per share and to the 2007 stock plan for 5,906,950 with an weighted average exercise price of euro 27.451 per share.
Information about commitments related to stock grant and stock option plans is included in Note 30 - Operating expenses.

Interim dividend
Interim dividend for the year 2007 amounted of euro 2,199 million corresponding to euro 0.60 per share, as decided by the Board of Directors on September 20, 2007 in accordance with Article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was paid on October 25, 2007.

Distributable reserves
At December 31, 2007 Eni shareholders’ equity included distributable reserves for euro 34,000 million, a portion of which was subject to taxation upon distribution. Deferred tax liabilities have been recorded in relation to the share of profit recognized on equity-accounted affiliates and joint ventures (euro 32 million).

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(million euro)	2006	2007	Dec. 31, 2006	Dec. 31, 2007

As recorded in Eni SpA’s Financial Statements	5,821	6,600	26,935	28,926
Difference between the equity value of individual accounts of consolidated subsidiaries with respect to the corresponding carrying amount in the statutory accounts of the parent company	3,823	4,122	16,136	16,320
Consolidation adjustments:
- difference between cost and underlying value of equity	(52)	(1)	1,138	1,245
- elimination of tax adjustments and compliance with accounting policies	627	649	(1,435)	(1,235)
- elimination of unrealized intercompany profits	(237)	(435)	(2,907)	(3,383)
- deferred taxation	(195)	(97)	1,244	711
- other adjustments	36	(29)	88	283
	9,823	10,809	41,199	42,867
Minority interest	(606)	(798)	(2,170)	(2,439)
As recorded in Consolidated Financial Statements	9,217	10,011	39,029	40,428

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28 Guarantees, commitments and risks

Guarantees
Guarantees were as follows:

Dec. 31, 2006	Dec. 31, 2007

(million euro)	Unsecured guarantees	Other guarantees	Total	Unsecured guarantees	Other guarantees	Total

Consolidated subsidiaries		6,539	6,539		6,388	6,388
Unconsolidated entities controlled by Eni	3	294	297		150	150
Affiliates and joint ventures	5,682	1,735	7,417	5,896	1,099	6,995
Others	79	52	131	12	279	291
	5,764	8,620	14,384	5,908	7,916	13,824

Other guarantees issued on behalf of consolidated subsidiaries of euro 6,388 million (euro 6,539 million at December 31, 2006) primarily consisted of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 3,244 million (euro 3,467 million at December 31, 2006), of which euro 2,351 million related to the Engineering & Construction segment (euro 2,726 million at December 31, 2006); (ii) VAT recoverable from tax authorities for euro 1,286 million (euro 1,393 million at December 31, 2006); (iii) insurance risk for euro 259 million reinsured by Eni (euro 246 million at December 31, 2006). At December 31, 2007 the underlying commitment covered by such guarantees was euro 6,050 million (euro 6,160 million at December 31, 2006).
Other guarantees issued on behalf of unconsolidated subsidiaries of euro 150 million (euro 297 million at December 31, 2006) consisted of letters of patronage and other guarantees issued to commissioning entities relating to bid bonds and performance bonds for euro 144 million (euro 288 million at December 31, 2006). At December 31, 2007, the underlying commitment covered by such guarantees was euro 19 million (euro 204 million at December 31, 2006).
Unsecured guarantees and other guarantees issued on behalf of joint ventures and affiliated companies of euro 6,995 million (euro 7,417 million at December 31, 2006) primarily concerned: (i) an unsecured guarantee of euro 5,870 million (euro 5,654 million at December 31, 2006) given by Eni SpA to Treno Alta Velocità - TAV - SpA for the proper and timely completion of a project relating to the Milan-Bologna train link by CEPAV (Consorzio Eni per l’Alta Velocità) Uno; consortium members, excluding unconsolidated entities controlled by Eni, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 824 million (euro 1,214 million at December 31, 2006), of which euro 677 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of international financing institutions (euro 756 million at December 31, 2006); (iii) unsecured guarantees and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 119 million (euro 251 million at December 31, 2006).
At December 31, 2007, the underlying commitment covered by such guarantees was euro 1,562 million (euro 2,470 million at December 31, 2006).
Unsecured and other guarantees given on behalf of third parties of euro 291 million (euro 131 million at December 31, 2006) consisted primarily of: (i) guarantees issued on behalf of Gulf LNG Energy and Gulf LNG Pipeline and on behalf of Angola LNG Supply Service Llc (Eni 13.6%) as security against payment commitments of fees in connection with the regasification activity for euro 204 million; (ii) guarantees issued by Eni SpA to banks and other financial institutions in relation to loans and lines of credit for euro 20 million on behalf of minor investments or companies sold (euro 87 million at December 31, 2006). At December 31, 2007 the underlying commitment covered by such guarantees was euro 281 million (euro 121 million at December 31, 2006).

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Commitments and contingencies
Commitments and contingencies were as follows:

(million euro)	Dec. 31, 2006	Dec. 31, 2007

Commitments
Purchase of assets	9
Other	207	200
	216	200
Risks	1,329	1,520
	1,545	1,720

Other commitments of euro 200 million (euro 207 million at December 31, 2006) were essentially related to a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest euro 177 million in the future, also on account of Shell Italia E&P SpA, in connection with Eni’s development plan of oil fields in Val d’Agri (euro 181 million at December 31, 2006).
Risks of euro 1,520 million (euro 1,329 million at December 31, 2006) primarily concerned potential risks associated with the value of assets of third parties under the custody of Eni for euro 1,126 million (euro 918 million at December 31, 2006) and contractual assurances given to acquirers of certain investments and businesses of Eni for euro 376 million (euro 393 million at December 31, 2006).

Risk factors
The main company risks identified, monitored and, as described below, managed by Eni are the following: (i) the market risk deriving from the exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s business activities may not be available; (iv) the country risk in oil & gas activities; (v) the operational risk; (vi) the possible evolution of the Italian gas market; (vii) the specific risks deriving from the exploration and production activities.

In 2007 Eni’s management reviewed and revised policies and guidelines regarding standards to identify, assess, control and manage market risks of significance to Eni. The purpose was to issue a reference book on policies to be handily consulted and updated as appropriate. In 2007 risk policies have been revised to take account of changes in the group’s organizational structure (following the merger with Enifin on January 1, 2007 and the establishment of Eni Trading & Shipping) as well as needs to further integrate risk management.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the group’s financial assets, liabilities or expected future cash flows. Eni’s market risk management activities is performed in accordance with standards prescribed by policies and guidelines mentioned above, providing for a centralized model of conducting finance, treasury and risk management operations based on three in separate entities: the parent company’s (Eni SpA) finance department, Eni Coordination Center; Banque Eni subject to certain Bank regulatory restrictions preventing the group’s exposure to concentrations of credit risk.
Additionally, in 2007, Eni Trading & Shipping was established and has the mandate to manage and monitor solely commodity derivative contracts.
In particular Eni SpA and Eni Coordination Center manage subsidiaries’ financing requirements in and outside of Italy, respectively, covering borrowing requirements and employing available surpluses

All the transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of trading certificates according to the European Union Emission Trading Scheme. The commodity risk is managed by each business unit with Eni Trading & Shipping ensuring the negotiation of hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity prices fluctuations. Eni does not enter derivative transactions on a speculative basis. The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk are to be performed on the basis of maximum tolerable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’ s finance

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates, pooling Group companies risk positions. Calculation and measurement techniques for interest rate and foreign currency exchange rate risks followed by Eni are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni’s group companies minimize such kinds of market risks.
With regard to the commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at the optimization of core activities and the pursuing of preset targets of industrial margins. The maximum tolerable level of risk exposure is pre-defined in terms of value at risk in connection with trading and commercial activities, while the strategic risk exposure to commodity prices fluctuations – i.e. the impact on the Group’s business results deriving from changes in commodity prices – is monitored in terms of value-at-risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve growth targets or ordinary asset portfolio management. The group controls commodity risk with a maximum value-at-risk limit authorized for each business unit. Hedging needs from business units are pooled by Eni Trading & Shipping which also manages its own risk exposure.
The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly in the U.S. dollar). In particular revenues and costs denominated in foreign currencies maybe significantly affected by fluctuations in the exchange rates typically due to conversion differences on specific transaction arising from the time lag existing between the execution of a given transaction and the definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated commercial and financial payables and receivables (transaction risk). Exchange rate fluctuations affect group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk).
Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and viceversa.
Eni’s foreign exchange risk management policy is to minimize economic and transaction exposures arising from foreign currency movements. Eni does not undertake any hedging activity for risks deriving from translation of foreign currency denominated profits or investments except for single transactions to be evaluated on a case-by-case basis.
Effective management of exchange rate risk is performed within Eni’s central finance departments which match opposite positions within Group companies, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VAR techniques are based on variance/covariance simulation models and monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s plans. Borrowing requirements of the group’s companies are pooled by the group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits.
Eni enters into interest rate derivative transactions, in particular interest rate swap, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of products and services sold. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and viceversa. Eni manages the exposure to commodity price risk by optimizing core activities in order to achieve stable margins. In order to manage commodity risk in connection with its trading

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and commercial activities, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.
The following table shows values in terms of value at risk, recorded during 2007 (compared with year 2006) referring to interest rate risk and exchange rate in the first section, and the commodity risk in the second section.

(Value-at-risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2006	2007

(million euro)	High	Low	Avg	At period end	High	Low	Avg	At period end

Interest rate	5.15	0.45	2.01	1.10	7.36	0.47	1.39	4.35
Exchange rate	2.02	0.02	0.24	0.21	1.25	0.03	0.21	0.43

(Value-at-risk - historic simulation method; holding period: 1 day; confidence level: 95%)

2006	2007

($ million)	High	Low	Avg	At period end	High	Low	Avg	At period end

Hydrocarbons	35.69	5.40	17.80	8.59	44.59	4.39	20.17	12.68
Gas & power	46.63	18.36	31.01	22.82	54.11	20.12	34.56	25.57

Credit risk
Credit risk is the potential exposure of the Group to losses that would be recognized if counterparties failed to perform or failed to pay amounts due. The maximum exposure to credit risk is given by the carrying amount of financial assets. The credit risk arising from the Group’s normal commercial operations is controlled by each operating unit within Group-approved procedures for evaluating the reliability and solvency of each counterparty, including receivable collection and the managing of commercial litigation. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques to quantify and monitor counterparty risk. In particular, credit risk exposure to large clients and multi-business clients is monitored at the Group level on the basis of score cards quantifying risk levels. Eni’ s has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and its rating. Eni has never experienced material non-performance by any counterparty. As of December 31, 2006 and 2007, Eni has no significant exposure to concentrations of credit risk.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the group may not be available, or the group is unable to sell its assets on the market place as to be unable to meet short term finance requirements and settle obligations causing material financial losses in the case the group is required to incur additional expenses to meet its obligations or under the worst of conditions a default. Eni manages liquidity risk by targeting an optimal ratio between equity and total debt consistent with management plans and business objectives including prescribed limits in terms of maximum indebtedness rate and of minimum debt ratio between medium-long term debt and total debt as well as between fixed rate debt and total medium-long term debt. This enables Eni to maintain an appropriate level of liquidity and financial capacity as to minimize borrowing expenses and to achieve an optimal profile of composition and duration of indebtedness. The Group has access to a wide range of funding at competitive rates through the capital markets and banks and coordinates relationships with banks centrally. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
Effective management of the liquidity risk has the objective of ensuring both availability of adequate funding to meet short term requirements and due obligations, and a sufficient level of flexibility in order to fund the development plans of the Group businesses, maintaining an adequate finance structure in terms of debt composition and maturity.
This implies the adoption of a strategy for pursuing an adequate structure of borrowing facilities (particularly availability of committed borrowings facilities) and the maintenance of cash reserves.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Undiscounted long-term debt by maturity date, comprehensive of the current portion and contractual interest payments at December 31, 2007, was as follows:

Maturity

(million euro)	2008	2009	2010	2011	2012	Thereafter	Total

Long-term debt including the current portion of long-term debt	1,342	1,606	1,884	786	4,514	5,253	15,385

Country risk
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American. At December 31, 2007, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2007, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such countries, and to have access to oil and gas reserves. Further risks related to the activity undertaken in these countries, are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavourable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets relating to an important oil field in Venezuela which occurred in 2006, following the unilateral cancellation of the contract regulating oil activities in this field by the Venezuelan state oil company PDVSA; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 countries where it has invested or with regard to upstream projects evaluation where Eni is planning to invest, in order to assess returns of single projects based also on the evaluation of each country’s risk profile. Country risk is mitigated in accordance with guidelines on risk management defined in the procedure “Project risk assessment and management”.

Operational risk
Eni’s business activities conducted in and outside of Italy are subject to a broad range of legislation and regulations, including specific rules concerning oil and gas activities currently in force in countries in which it operates.
In particular, these laws and regulations require the acquisition of a licence before exploratory drilling may commence and the compliance with the health, safety and environment rules. These environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water.
In particular Eni is required to follow strict operating practices and standards to protect biodiversity when conducts exploration, drilling and production activities in certain ecologically sensitive locations (protected areas).
Environmental, health and safety laws and regulations have a substantial impact on Eni’s operations and the expenses and liabilities that Eni may incur in relation to compliance with environmental, health and safety laws and regulations are expected to remain material to the group’s results of operations or financial position.
For this purpose, Eni adopted guidelines for the evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions.
The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity and is performed through the adoption of procedures and effective pollution management systems tailored on the peculiarities of each business and industrial site and on steady enhancement of plants and process.
Additionally, coding activities and procedures on operating phases allow to reduce the human component in the plant risk management. Operating emergencies that may have an adverse impact on the assets, people and the environment are managed by the operating (business) units for each site. These units manage the HSE risk through a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that minimise damage in the event of an incident. In the case of major crisis, Division/Entity are assisted by the Eni Unit of Crises to deal with the emergency through a team which have the necessary training and skills to coordinate in a timely and efficient manner resources and facilities.
The integrated management system on health, safety and environmental matters is supported by the adoption of a Eni’s Model of HSE operations in all the Division and companies of Eni Group. This is a procedure based on an annual cycle of planning,

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle, also subject to audits by internal and independent experts. Eni has major facilities certified to international environmental standards, such as ISO14001, OHSAS 18001 and EMAS particularly in the Petrochemicals and Refining & Marketing division.
Eni provides a program of specific training and development for HSE staff in order to:
- Promote the execution of behaviours consistent with guidelines.
- Drive people’s learning growth process by developing professionalism, management and corporate culture.
- Support management knowledge and control of HSE risks.

Possible evolution of the Italian gas market
Legislative Decree No. 164/2000 opened the Italian natural gas market to competition, impacting on Eni’s activities, as the company is engaged in all the phases of the natural gas chain. The opening to competition was achieved through the enactment of certain antitrust thresholds on volumes input into the national transport network and on volumes sold to final customers. These enabled new competitors to enter the Italian gas market, resulting in declining selling margins on gas. Other material aspects regarding the Italian gas sector regulation are the regulated access to natural gas infrastructure (transport backbones, storage fields, distribution networks and LNG terminals), and the circumstance that the Authority for Electricity and Gas is entrusted with certain powers in the matters of natural gas pricing and in establishing tariffs for the use of natural gas infrastructures. Particularly, the Authority for Electricity and Gas holds a general surveillance power on pricing in the natural gas market in Italy and the power to establish selling tariffs for supply of natural gas to residential and commercial users consuming less than 200,000 cubic meters per year (qualified as non eligible customers at December 31, 2002 as defined by Legislative Decree No. 164/2000) taking into account the public goal of containing the inflationary pressure due to rising energy costs. Accordingly, decisions of the Authority on these matters may limit the ability of Eni to pass an increase in the cost of fuels onto final consumers of natural gas. As a matter of fact, following a complex and lengthy administrative procedure started in 2004 and finalized in March 2007 with Resolution No. 79/2007, the Authority finally established a new indexation mechanism for updating the raw material cost component in supplies to residential and commercial users consuming less than 200,000 cubic meters per year, establishing, among other things: (i) that an increase in the international price of Brent crude oil is only partially transferred to residential and commercial users of natural gas in case international prices of Brent crude oil exceed the 35 dollars per barrel threshold; and (ii) that Italian natural gas importers – including Eni – must renegotiate wholesale supply contracts in order to take account of this new indexation mechanism.
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. These contracts which contain take-or-pay clauses, will ensure total supply volumes of approximately 62.4 bcm/y of natural gas to Eni by 2010. Despite the fact that an increasing portion of natural gas volumes purchased under said contracts is planned to be sold outside Italy, management believes that in the long-term unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicly announced plans for the construction of new import infrastructure (backbone upgrading and new LNG terminals), and possible evolution of Italian regulatory framework, represent risk factors to the fulfillment of Eni’s obligations in connection with its take-or-pay supply contracts. Particularly, should natural gas demand in Italy grow at a lower pace than management expectations, also in view of expected developments in the supply of natural gas to Italy, Eni could face a further increase in competitive pressure on the Italian gas market resulting in a negative impact on its selling margins, taking account of Eni’s gas availability under take-or-pay supply contracts and execution risks in increasing its sales volumes in European markets.

Specific risks associated with the exploration and production of oil and natural gas
The exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning relating facilities. As a consequence, rates of return of such long-lead-time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep water and hostile environments, where the majority of Eni’s planned and ongoing projects is located.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Managing sources of funds
Eni management makes use of the leverage as financial measure to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. Leverage is a measure of company’s level of indebtedness, calculated as the ratio between net borrowings and shareholders’ equity, including minority interests. In the medium term, management plans to target a level of leverage up to 0.4 which is intended to provide an efficient capital structure and the appropriate level of financial flexibility.

Other information about financial instruments
The book value of financial instruments and relevant economic effect for the year 2007 consisted of the following:

Finance income (expense) recognized in

(million euro)	Carrying amount	Profit and loss account	Equity

Held-for-trading financial instruments
Non-hedging derivatives (a)	217	78
Held-to-maturity financial instruments
Securities	21
Available-for-sale financial instruments
Securities (a)	433	39	(6)
Receivables and payables and other assets/liabilities valued at amortized cost
Trade and receivables and other (b)	19,606	(242)
Financing receivables (a)	2,276	112
Trade payables and other (c)	17,533	3
Financing payables (a)	19,830	(558)
Assets at fair value through profit or loss (fair value option)
Investments (a)	2,476	188
Net liabilities for hedging derivatives (a)	2,241	(52)	(2,237)

(a)	Gains or losses were recognized in the profit and loss account within "Finance income (expense)".
(b)	In the profit and loss account, impairments and losses on receivables were recognized within "Purchase, services and other" for euro 177 million whilst negative exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were recognized within "Finance income (expense)" for euro 6 million.
(c)	Positive exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were recognized in the profit and loss account within "Finance income (expense)".

Legal Proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements.
Following is a description of the most significant proceedings currently pending; unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision can not be estimated reliably.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Environment

1.1 Criminal proceedings

ENI SPA

(i)	Subsidence. The Court of Rovigo performed the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration and extraction activities in the Ravenna and North Adriatic area both on land and in the sea. Eni constituted an independent and interdisciplinary scientific commission, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration and extraction activities, with the aim of verifying the size and effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the area. This commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public safety caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil. This proceeding is in the first level hearing stage. The Veneto Region, other local bodies and two private entities have been acting as plaintiffs. Eni was admitted as defendant in order to claim own responsibilities. The Court decided that the proceeding must be heard by the Court of Ravenna.
(ii)	Alleged damage. In 2002, the public prosecutor of Gela started a criminal investigation in order to ascertain alleged damage caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. The Judge for preliminary hearing dismisses the accusation of adulteration of foodstuff, while the proceeding for the other allegations remains underway.
(iii)	Negligent fire in the refinery of Gela. In June 2002, in connection with a fire at the refinery of Gela, a criminal investigation began concerning negligent fire, environmental crimes and crimes against natural beauty. First degree proceedings ended with an acquittal sentence. In November 2007 the public prosecutor of Gela and of Caltanissetta filed an appeal against this decision.
(iv)	Investigation of the quality of ground water in the area of the refinery of Gela. In 2002, the public prosecutor of Gela started a criminal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. Eni is charged of having breached environmental rules concerning the pollution of water and soil and of illegal disposal of liquid and solid waste materials. The preliminary hearing phase was closed for one employee who would stand trial, while for the other plaintiffs the preliminary hearing phase is not yet completed.
(v)	Intentional poisoning (Priolo). In March 2002, the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo in order to ascertain whether infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area had occurred. The Court entrusted a company specialized in such field with the task of verifying the cause, origin and extension of the alleged infiltration. For protective purposes, remedial actions have been taken in order to: (i) create safety measures and clean-up of the polluted area; (ii) reallocate wells for drinking water in an area farther from and higher than the industrial site; and (iii) install a purification system for drinkable water. In September 2007 the judge for preliminary investigation filed a request to dismiss this proceeding.
(vi)	Negligent fire (Priolo). The public prosecutor of Siracusa started an investigation against certain Eni managers who were previously in charge of conducting operations at Priolo refinery (Eni divested this asset in 2002) in order to ascertain whether they acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. After preliminary investigations the public prosecutor requested the opening of a proceeding against the mentioned managers for negligent behavior. The hearing date for the opening of the proceeding has been set.

ENIPOWER SPA

(i)	Unauthorized waste management activities. In 2004 the public prosecutor of Rovigo started an investigation for alleged crimes related to unauthorized waste management activities in Loreo relating to the samples of soil used during the construction of the new EniPower power station in Mantova. The prosecutor requested the CEO of EniPower and the managing director of the Mantova plant at the time of the alleged crime to stand trial.
(ii)	Air emissions. The public prosecutor of Mantova started an investigation against two managers of the Mantova plant in connection with air emissions by the new power plant.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SYNDIAL SPA (FORMER ENICHEM SPA)
Criminal action started by the public prosecutor of Brindisi. In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons who were employees or former employees of companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation, the public prosecutor asked for the dismissal of the case in respect of the employees and the managers of EniChem. Plaintiffs presented oppositions and the prosecutor confirmed the request to dismiss the case, rejecting such oppositions.

1.2 Civil and administrative proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)

(i)	Pollution caused by the activity of the Mantova plant. In 1992, the Ministry of Environment summoned EniChem SpA (now Syndial SpA) and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, environmental remediation for the alleged pollution caused by the activity of the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, the payment of environmental damages. Parties agreed on a settlement by which Edison quantified compensation for environmental damage freeing from any obligation Syndial, which purchased the plant in 1989. The proceeding continues for the settlement of alleged damage pertaining to the residual 1989-1990 period.
(ii)	Summon before the Court of Venice for environmental damages caused to the lagoon of Venice by the Porto Marghera plants. On December 13, 2002, EniChem SpA (now Syndial SpA), jointly with Ambiente SpA (now merged into Syndial SpA) and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages that were not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous criminal proceedings against employees and managers of the defendants. EVC Italia and Ineos presented an action to be indemnified by Eni’s Group companies in case the alleged pollution is proved.
(iii)	Claim of environmental damages, caused by industrial activities in the area of Crotone, commenced by the President of the Regional Council of Calabria. On April 14, 2003, the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA (now Syndial SpA) related to environmental damages for approximately euro 129 million and damages for euro 250 million (plus interest and compensation) in connection with loss of income and damage to property allegedly caused by Pertusola Sud SpA activities (merged into EniChem) in the area of Crotone. In addition, the Province of Crotone is acting as plaintiff, claiming environmental damages for euro 300 million. With a decision of May 2007, the Court of Milan declared the invalidity of the power of proxy conferred to the Delegated Commissioner to act on behalf of the Calabria Region with the notice served to Syndial SpA and decided the liquidation of expenses born by the defendant. The Province of Crotone appealed this decision.
On October 21, 2004, Syndial was convened before the Court of Milan by the Calabria Region which is seeking to obtain a condemnation of Syndial for a damage payment, should the office of the Delegated Commissioner for Environmental Emergency in the Calabria Region cease during this proceeding. The Calabria Region requested damage payment amounting to euro 800 million as already requested by the Delegated Commissioner for environmental emergency in the Calabria Region in the proceeding started in 2003. This new proceeding is in the preliminary investigation stage. The unification of this proceeding with the one requested by the Ministry of interior affairs has been requested. The Judge has not yet responded to this request.
In 2006, the Council of Ministers, Ministry for the Environment and Delegated Commissioner for Environmental Emergency in the Calabria Region represented by the State Lawyer requested Syndial to appear before the Court of Milan in order to obtain the ascertainment, quantification and payment of damage (in the form of land, air and water pollution and therefore of the general condition of the population) caused by the operations of Pertusola Sud SpA in the Municipality of Crotone and in surrounding municipalities. The local authorities requested the ascertainment of Syndial’s responsibility as concerns expenses borne and to be borne for the cleanup and reclamation of sites, currently quantified at euro 129 million. This proceeding concerns the same matter and damage claim as the proceedings started by the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region against Syndial in 2003 and 2004, respectively.
(iv)	Summon for environmental damage caused by DDT pollution in the Lake Maggiore. A proceeding is pending before the Court of Turin by which the Minister of the Environment summoned Syndial SpA and requested environmental damage for euro 2,396 million in relation to alleged DDT pollution at Lake Maggiore caused by the Pieve Vergonte plant. On March 1, 2006, the State Lawyer in an attempt to settle the case proposed Syndial to pay 10% of this claim corresponding to euro 239 million. This settlement attempt failed. The Italian Ministry enacted a ministerial decree providing for the: (i) upgrading of a hydraulic

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

barrier to protect the site; and (ii) presentation of a project for the environmental remediation of Lake Maggiore. Syndial opposed this decree before an Administrative Court. The Council of State suspended the enactment of the ministerial decree. The proceeding of the Administrative Court is pending.
(v)	Action started by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of the environmental damage. The Municipality of Carrara started an action before the Court of Genova requesting Syndial SpA to remediate and restore previous environmental conditions at the Avenza site and the payment of certain environmental damage which cannot be cleaned up plus further damage of various types (i.e. damage to the natural beauty of this site). This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry of the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. In fact, Syndial summoned Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who ran the plant in previous years, in order to be guaranteed. A report made by an independent expert charged by the Judge was filed with the Court. The findings of this report quantify the residual environmental damage at euro 15 million. A final decision on this proceeding is pending.
(vi)	Ministry for the Environment - Augusta harbor. The Italian Ministry for the Environment with various administrative acts ordered companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Polimeri Europa and Syndial. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. Polimeri Europa opposed said administrative acts, objecting in particular the way by which remediation works have been designed and information on concentration of pollutants has been gathered. The Regional Administrative Court of Catania with decision of July 2007 annulled the decision made by the Service Conference of the Ministry of the Environment concerning Priolo and the Augusta harbour. The Ministry and the municipalities of Augusta and Melilli filed a claim with the Administrative Court of the Sicilia Region. In January 2008 the Regional Court of Catania accepted the two claims, while the decision of the Administrative Court of Lazio is still pending.

2. Other judicial or arbitration proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)

(i)	Serfactoring: disposal of receivables. In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA - in liquidation), that has been merged into EniChem SpA (now Syndial SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment on the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent.
The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004; the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed this partial decision, requesting in particular the annulment of the first step judgment, the reimbursement of euro 180 million from Serfactoring along with the rejection of all its claims and the payment of all proceeding expenses.
The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura decided on May 18, 2005 to suspend this determination until the publication of the decision of the Court of Appeals. On argument, Serfactoring and Syndial requested that the final decision Court return the case to its original court. The Court of Cassation accepted the appeal and the return of the case to its original court.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENI SPA

(i)	Fintermica. Fintermica presented a claim towards Eni concerning the management of the Jacorossi joint venture with reference to an alleged abuse of key roles played by Eni SpA in the joint venture thus damaging the other partner’s interest and the alleged dilatory behavior of Syndial in selling its interest in the joint venture to Fintermica. The parties decided to start an arbitration on the matter. The examining phase has started.

SNAMPROGETTI SPA

(i)	CEPAV Uno and CEPAV Due. Eni holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA for the construction of two railway tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase). With regard to the project for the construction of the line from Milan to Bologna, an Addendum to the contract between CEPAV Uno and TAV was signed on June 27, 2003, redefining certain terms and conditions of the contract. Subsequently, the CEPAV Uno consortium requested a time extension for the completion of works and a claim amounting to euro 800 million. CEPAV Uno and TAV failed to solve this dispute amicably, CEPAV Uno notified TAV a request for arbitration as provided for under terms of the contract was notified on April 27, 2006.
With regard to the project for the construction of the tracks from Milan to Verona, in December 2004, CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by an Italian governmental authority (CIPE). As concerns the arbitration procedure requested by CEPAV Due against TAV for the recognition of cost incurred by the Consortium in the 1991-2000 ten-year period plus suffered damage, in January 2007, the arbitration committee came to a partial decision in support of CEPAV Due confirming the claim of the Consortium to recover costs incurred in connection with design activities performed until 2000 in addition to damage arising from the belatedly convened meeting of interested local authorities by TAV. A technical survey is underway to establish an evaluation of the compensation to be awarded to the Consortium as requested by the arbitration committee for the final resolution. In April 2007, the consortium filed an appeal against Law Decree No. 7 of January 31, 2007 converted into Law No. 40/2007 of April 2, 2007, revoking the concessions awarded to TAV with the Regional Administrative Court of Latium. In a Decision published on July 12, 2007, this Regional Court suspended the revocation provided by Law No. 40/2007 and requested the judgment of the European Court of Justice on the dispute between the provisions of said law and the European Treaty. TAV committed itself not to request the reimbursement of advances paid until the decision of the European Court.

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

3.1 Antitrust

ENI SPA

(i)	Abuse of dominant position of Snam verified by the Italian Antitrust Authority. In March 1999, the Italian Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam for euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Authority did not appeal this decision. The decision on the merit of this dispute is still pending before the same Administrative Court.
(ii)	Formal assessment started by the Commission of the European Communities for the evaluation of alleged participation to activities limiting competition in the field of paraffin. On April 28, 2005, the Commission of the European Communities started a formal assessment to evaluate the alleged participation of Eni and its subsidiaries to activities limiting competition in the field of paraffin. The alleged violation of competition would have consisted in: (i) the determination of and increase in prices; (ii) the subdivision of customers; and (iii) exchange of trade 134 secrets, such as production capacity and sales

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

volumes. After, the Commission requested information on Eni’s activities in the field of paraffins and certain documentation acquired by the Commission during an inspection. Eni filed the requested information. This proceeding is a preliminary investigation stage following the communication of a statement of objections by the European Commission. Eni accrued a provision against this proceeding. The final hearing was held in December 2007.
(iii)	Ascertainment by the European Commission of the level of competition in the European natural gas market. As part of its activities to ascertain the level of competition in the European natural gas market, with Decision No. C(2006)1920/1 of May 5, 2006, the European Commission informed Eni on May 16, 2006 that Eni and its subsidiaries were subject to an inquiry under Article 20, paragraph 4 of the European Regulation No. 1/2003 of the Council in order to verify the possible existence of any business conducts breaching European rules in terms of competition and intended to prevent access to the Italian natural gas wholesale market and to subdivide the market among few operators in the activity of supply and transport of natural gas. Officials from the European Commission conducted inspections at headquarters of Eni and of certain Eni subsidiaries and collected documents. Similar actions have been performed by the Commission also against the main operators in natural gas in Germany, France, Austria and Belgium. In April 2007, the European Commission made known its decision to start a further stage of inquiry, as elements collected so far induced the suspicion that Eni adopted behaviors leading to “capacity hoarding and strategic underinvestment in the transmission system leading to the foreclosure of competitors and harm for competition and customers in one or more supply markets in Italy”. In the same documents, the Commission states that “It is important to note that the initiation of proceedings does not imply that the Commission has conclusive proof of an infringement. It only signifies that the Commission will conduct an in-depth investigation of the case as a matter of priority”.
(iv)	TTPC. In April 2006, Eni filed a claim before the Regional Administrative Court of Lazio against the decision of the Italian Antitrust Authority of February 15, 2006 stating that Eni’s behavior pertaining to implementations of plans for the upgrading of the TTPC pipeline for importing natural gas from Algeria represented an abuse of dominant position under Article 82 of the European Treaty and fined Eni. The initial fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition among which the upgrading of said gasline. Eni accrued a provision with respect to this proceeding. With a decision filed on November 29, 2006, the Regional Administrative Court of Lazio partially accepted Eni’s claim, annulling such part of the Authority’s decision where the fine was quantified. Eni is waiting for the filing of the motivations of the Court decision to ascertain the impact of said decision. Pending this development, the payment of the fine has been voluntarily suspended. In 2007, the Regional Administrative Court of Lazio accepted in part Eni’s claim and cancelled the quantification of the fine based on the Antitrust Authority’s inadequate evaluation of the circumstances presented by Eni. Eni filed an appeal with the Council of State, as did the Antitrust Authority and TTPC. Pending the final outcome, Eni awaits for the determination of the amount of the fine to be paid.

POLIMERI EUROPA SPA AND SYNDIAL SPA

(i)	Inquiries in relation to alleged anti-competitive agreements in the area of elastomers. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the area of elastomers. These inquiries were commenced concurrently by European and U.S. authorities.
At present, proceedings are pending before the European Commission regarding the CR and NBR products. With regard to the proceeding about alleged violations of European competition laws in the field of CR in the years 1993-2002.
In March 2007, the Commission sent to Eni, Polimeri Europa and Syndial a statement of objections, thus opening the second phase of this proceeding. In December 2007, The European Commission dismissed Syndial’s position on CR and inflicted to Eni and Polimeri a fine amounting to euro 132.160 million. The two companies have filed an appeal with the EU Court if first instance against this decision and, at the same time, paid the fine in March 2008. Investigations about other elastomers products resulted in the ascertainment of Eni having infringed European competition laws in the field of synthetic rubber production (BR and ESBR). On November 29, 2006, the Commission fined Eni and its subsidiary Polimeri Europa for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the first instance European Court in February 2007. The Commission filed a counterappeal. Pending the outcome, Polimeri Europa presented a bank guarantee for euro 200 million and paid the residual amount of the fine. In August 2007, Eni presented request for a negative ascertainment with the Court of Milan aimed at proving the inexistence of alleged damages suffered by tire manufacturers.
With regard to NBR, an inquiry is underway also in the U.S., where class actions have also been started. On the federal level, the class action was abandoned by the plaintiffs. The federal judge has yet to acknowledge this abandonment. With regard to other products under investigation in the U.S., settlements were reached with both relevant U.S. antitrust authorities and the plaintiffs acting through a class action.
Eni recorded a provision for these matters.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.2 Regulation

Inquiry of the Italian Authority for Electricity and Gas regarding information to clients about the right to pay amounts due for natural gas sales in instalments. With Decision No. 228/2007, the Italian Authority for Electricity and Gas commenced a formal inquiry regarding information to clients about the right to pay amounts due for the natural gas sales in instalments in order to possibly impose the interruption of behaviour allegedly infringing clients’ rights and impose a fine. Eni accrued a provision for this proceeding.

DISTRIBUDORA DE GAS CUYANA SA
Formal investigation of the agency entrusted with the regulations for the natural gas market in Argentina. The agency entrusted with the regulations for the natural gas market in Argentina (“Enargas”) started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company improperly applied calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. In April 2004 the company filed a defensive memorandum. On April 28, 2006 the company formally requested the acquisition of documents from Enargas in order to have access to the documents on which the allegations are based.

4. Tax Proceedings

ENI SPA
ICI Pineto. With a formal assessment presented by the Municipality of Pineto (Teramo) in December 1999, Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea territorial waters in front of the coast of Pineto. Eni was requested to pay a total of approximately euro 17 million including interest and a fine for lacking payment and tax declaration. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. But the final decision Court cancelled both judgments declaring that a municipality can consider requesting a tax on real estate also in the sea facing its territory and with a decision of February 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the matters of the proceeding. On February 22, 2007 the Commission held its hearing and the filing of the judgement is pending. On December 28, 2005, the Municipality of Pineto presented the same request for the same platforms for the years 1999 to 2004. The total amount requested from Eni is euro 24 million including interest and penalties. Eni filed a claim against this request which was accepted by the first degree judge with a decision of December 4, 2007.

AGIP KARACHAGANAK BV
Claims concerning unpaid taxes and relevant payment of interest and penalties. In July 2004, relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, on the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of $43 million, net to Eni, and the anticipated offsetting of VAT credits for $140 million, net to Eni, as well as the payment of interest and penalties for a total of $128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to $26 million net to Eni that includes taxes, surcharges and interest. Meetings continue regarding residual matters. Eni recorded a provision for this matter.

AGIP KCO NV
In December 2007 the Kazakh tax authority filed a notice of tax assessment for fiscal years 2004 to 2006 to Agip KCO, operator of the Kashagan contract. Allegedly unpaid taxes, including interest and penalties, amount to approximately $235 million net to Eni and relate to unpaid amounts and inapplicable deductions on value added tax and the default in applying certain withholding taxes on payments to foreign suppliers. The same notice also informs the companies parties to the Kashagan contract that further assessments are pending on undeductible costs for $188 million net to Eni and higher taxable income of Kazakh organizations for $48 million net to Eni. The company filed an appeal. Eni made a provision on this matters.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Court Inquiries

(i)	EniPower. In June 2004 the Milan Public Prosecutor started inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. The media has widely covered these inquiries. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the above mentioned situation and Eni’s CEO approved the creation of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to fully cooperate in every respect with the Court. From the inquiries performed, no default in the organization emerged, nor deficiencies in internal control systems. External experts have performed inquiries with regard to certain specific aspects. In accordance with its transparency and firmness guidelines, Eni will take the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001). In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of suppliers under the provisions of Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing.
(ii)	Trading. An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties in order to favor the closing of certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the public prosecutor of Rome notified Eni two judicial measures for the seizure of documentation concerning Eni’s transactions with said companies. Eni is acting as plaintiff in this proceeding. Due to lack of evidence supporting this charge in a trial, the Public Prosecutor filed a request for dismissing this proceeding.
(iii)	TSKJ Consortium - Investigations of SEC and other Authorities. As concerns the inquiries of the U.S. Securities and Exchange Commission (SEC) and other authorities on the TSKJ consortium in which Eni’s subsidiary Snamprogetti has a 25% stake (Eni’s interest in Snamprogetti is 43.54%) in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria, no relevant developments are to be reported in addition to what stated in Eni’s 2006 Annual Report.
(iv)	Gas Metering. On May 28, 2007, a seizure order (in respect to certain documentation) was served upon Eni and other Group companies as part of a proceeding brought by the Public Prosecutor at the Courts of Milan. The order was also served upon five top managers of the Group companies in addition to third party companies and their top managers. The investigation alleges behavior which breaches Italian criminal law, starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, inter alia, the offence contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the start of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. The Group companies are cooperating with the Authorities in the investigations.
(v)	Agip KCO NV. In November 2007, the public prosecutor of Kazakhstan informed Agip KCO of the start of an inquiry for an alleged fraud in the assignation of a contract to the Overseas International Constructors GmbH in 2005.

6. Settled Proceedings

ENI SPA
Inquiry of the Italian Authority for Electricity and Gas regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006. With Decision No. 37 of February 23, 2006, the Italian Authority for Electricity and Gas commenced an inquiry on a few natural gas selling companies, among which Eni, in order to possibly impose a fine or an administrative sanction regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006.
For the 2004-2005 thermal year and for the period from October 1, 2005 to December 31, 2005, the Authority for Electricity and Gas supposed that given the weather of the period, the use of modulation storage capacity was featured by a higher volume of off takes with respect to the volume which would have been necessary to satisfy the commercial requirements for which the storage company entitled Eni to a priority in the conferral of storage capacity. According to the Authority for Electricity and Gas, such situation was in contrast with applicable regulation.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Eni presented an articulated and documented memoranda to claim the thesis of the Authority for Electricity and Gas regarding the alleged non compliance of Eni behaviour with regulation in force, also taking account of the circumstances under which excess off takes occurred and the subsequent authorization of the Ministry for Economic Development to use the strategic storage for the thermal year 2004-2005.
With Decision No. 281/2006 of December 6, 2006, the Authority for Electricity and Gas closed said inquiry and fined Eni by euro 90 million of which euro 45 million pertaining to the thermal year 2004-2005 and euro 45 million to the thermal year 2005-2006 as a consequence of Eni having violated regulation in force pertaining to the priorities in the conferral of storage capacity.
Eni paid the amount of this fine pertaining to the thermal year 2004-2005 in accordance to a reduced form as provided by Law No. 689/1981 and filed an appeal against Decision No. 281/2006 of the Authority for Electricity and Gas before the Regional Administrative Court of Lombardy requesting the Tribunal: (i) for the first thermal 136 year, to ascertain whether Eni is legitimate to pay in a reduced form or, in case Eni is not legitimate to do so, to annul the fine; and (ii) for the second thermal year, to annul the fine. On June 19, 2007, the Regional Administrative Court of Lombardy ruled in favour of Eni and annulled that section of Decision No. 281/2006 of the Authority for Electricity and Gas imposing a fine on Eni for thermal year 2005-2006. Among other things, the Court’s ruling established that the elements collected by the Authority to fine Eni were lacking a sufficient degree of proof. With regard to thermal year 2004-2005, the Court ruled the request from Eni to ascertain its legitimacy to pay in a reduced form inadmissible being absent any opposition by the Authority. The terms for appealing this decision on part of the Authority expired. Consequently this proceeding closed without any further liability for the Company. Unutilized provision that were accrued for this proceeding in 2006 were recycled through profit and loss in 2007.

Inquiry of the Italian Antitrust Authority in relation to collusive mechanisms for the pricing of automotive fuels distributed on the retail market. With Decision of January 18, 2007, the Italian Antitrust Authority opened an inquiry to ascertain the existence of a possible agreement limit competition in the field of pricing of automotive fuels distributed on the retail market in Italy in violation of Article 81 of the EC Treaty. This inquiry concerns eight oil companies, among which Eni. According to the Authority, said companies would have been putting in place collusive mechanisms intended to influence the pricing of automotive fuels distributed on the retail market by way of a continuing exchange of informative flows since 2004. In April 2007, Eni filed with the Italian Antitrust Authority a proposal of initiatives, based on certain rules established by the same Authority enabling companies to reach the closure of a proceeding without sanctions or fines when they present counteractive measures designed to eliminate an infringing behaviour. In December 2007, The Antitrust Authority approved the initiatives proposed by Eni and decided to close the inquiry without ascertaining any violation and imposing any fine. In particular, Eni is engaged in initiatives designed to contain and possibly reduce the retail prices of fuels in the hyper-self selling mode until they are in line with European averages. It also committed itself to pursue agreements with large chain stores.

STOCCAGGI GAS ITALIA SPA
Tariffs. With Decision No. 26 of February 27, 2002, the Italian Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period from April 1, 2002 to March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of March 26, 2002, the Authority for Electricity and Gas repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both decisions with the Regional Administrative Court of Lombardia requesting their cancellation. With a decision dated September 29, 2003, that court rejected the appeal presented by Stogit. Stogit filed an appeal to the Council of State against the sentence which was rejected by the Council of State on January 6, 2006.

POLIMERI EUROPA SPA
Violation of environmental regulations on waste management. Before the Court of Gela a criminal action took place relating to the alleged violation of environmental regulations on waste management concerning the ACN plant and the disposal of FOK residue deriving from the steam cracking process. Defendants were found guilty and a damage payment in first instance to an environmental association acting as plaintiff was required to be made. The amount of said damage payment is immaterial. The sentence was passed to the Civil Court for the quantification of any further damage and claim. Eni appealed this sentence and was acquitted by the Court of Appeal of Caltanissetta for non existence of the crime.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RAFFINERIA DI GELA SPA
Soil and sea pollution. In 1999, the public prosecutor of Gela started an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni’s Gela refinery. Three environmental organizations are acting as plaintiffs and have requested damage payment for euro 551 million. With a Decision of February 20, 2007, the Court of Gela dismissed these allegations.

SYNDIAL SPA
Summon for the ascertainment of responsibility in the pollution of soil of Paderno Dugnano. In 2004, Sitindustrie SpA, which in 1996 purchased a plant in Paderno Dugnano from Enirisorse (now merged into Syndial SpA), summoned Syndial SpA before the Court of Milan, requesting to establish the Syndial SpA’s responsibility in the alleged pollution of soil around the plant and to require it to pay environmental damage necessary for remediation. The Tribunal of Milan rejected the plaintiff’s request with a sentence released on June 10, 2006. The deadline to appeal the Tribunal sentence expired on November 1, 2007.

ENI SPA
Notification to Eni Petroleum Co Inc of a subpoena by the Department of Justice of the United States of America - Antitrust Division and request of information and documents relating to activities in the field of wax and of a deposition. On April 28, 2005, the Department of Justice of the United States of America - Antitrust Division, notified Eni Petroleum Co Inc of a subpoena requesting information and documents relating to activities in the field of wax to be filed before June 20, 2005 and a deposition on the same date. The Company informed the department that it does not produce nor import wax in the United States of America.

ENI SPA
Decree of the Lombardy Region. With a decree dated December 6, 2000, the Lombardy Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) should substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation was requested from the Ministry of Finance and Economy. With a Decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative Court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardy Region decided with Regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of taxes due before that date. The action for the recognition of such taxes bears a five-year term. Consequently, the exercise of such action has expired.

SNAM RETE GAS
Environmental tax of Sicilia Region upon the owners of primary pipelines. With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). Snam Rete Gas paid eight instalments for a total of euro 86.1 million and suspended payments in December 2002 based on a decision of the Regional Administrative Court of Lombardia. At the same time, Snam Rete Gas promoted all actions required to protect its interests with Italian and European Authorities.
On June 21, 2007 the European Court of Justice declared the regional law to be contrary to European rules and to the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria, under which certain products (including natural gas) imported from this country could not be subjected to customs or other duties. Following this ruling, the Sicilia Region cancelled the law introducing the tax with Regional Law No. 15 of August 21, 2007. With various the Regional Tax Commission and the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is contrary to European rules and condemned the Region to repay the cashed amounts.
In its budget law for 2008 the Region accrued the necessary provisions for repaying Snam Rete Gas. On February 17, 2007 the Region and Snam Rete Gas signed an agreement that provides for the repayment in six annual instalments starting from the first quarter of 2008. On March 1, 2008 Snam Rete Gas received the first payment.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other risks and commitments
Parent company guarantees amounted to euro 11,110 million (euro 4,911 million at December 31, 2006) and were issued in connection with certain contractual commitments for hydrocarbon exploration and production activities, quantified on the basis of the capital expenditures to be incurred. The increase of euro 6,199 million primarily related to commitments that Agip Caspian Sea BV in Kazakhstan had entered into for euro 5,605 million.
Under the convention signed on October 15, 1991 by Treno Alta Velocità - TAV SpA and CEPAV (Consorzio Eni per l’Alta Velocità) Due, Eni committed to guarantee the execution of design and construction of the works assigned to the CEPAV Consortium (to which it is party) and guaranteed to TAV the correct and timely execution of all obligations indicated in the convention in a subsequent integration deed and in any further addendum or change or integration to the same. The regulation of CEPAV Due contains the same obligations and guarantees contained in the CEPAV Uno Agreement.
A commitment entered into by Eni USA Gas Marketing Llc on behalf of Cameron LNG for fulfilling certain obligations in connection with a regasification contract signed on August 1, 2005. This commitment is subject to a suspension clause and will come into force when the regasification service starts in a period included between October 1, 2008 and June 30, 2009 for an estimated total consideration of euro 226 million.
A commitment entered into by Eni USA Gas Marketing Llc on behalf of Gulf LNG Energy for the acquisition of unused regasification capacity (5.78 bcm/y) over a twenty-year period (2011-2031) for an estimated total consideration as high as $1,400 million equal to euro 951 million.
A commitment entered into by Eni USA Gas Marketing Llc on behalf of Angola LNG Supply Service for the acquisition of regasified gas at the Pascagoula plant in the United States that will come into force when the regasification service starts in a period included between 2011-2031.
Eni is liable for certain non-quantifiable risks related to contractual assurances given to acquirers of certain Eni’s assets, including businesses and investments, against certain contingent liabilities deriving from tax, social security contributions, environmental issues and other matters applicable to periods during which such assets were operated by Eni. Eni believes such matters will not have a material adverse effect on the Company’s results of operations and liquidity.

Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and in some activities of the Gas & Power segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operation risks and costs related to the production and development activities and it is entitled to the productions realized. In Product Sharing Agreement and in buy-back contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recover of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). With reference to natural gas storage in Italy, the activity is conducted on the basis of concessions with a duration that not exceed a twenty years length and it is granted by the Ministry of Productive Activities to subjects that are consistent with legislation requirements and that can demonstrate to be able to conduct a storage program that meets the public interest in accordance with the laws. In the Gas & Power segment the gas distribution activity is primarily conducted on the basis of concessions granted by local public entities. At the expiry date of the concession, it is provided compensation, defined by using criteria of business appraisal, to the outgoing operator following the sale of its own gas distribution network. Service tariffs for distribution are defined on the basis of a method established by the Authority for Electricity and Gas. Legislative Decree No. 164/2000 provides the grant of distribution service exclusively by tender, with a maximum length of 12 years. In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. Such assets are amortized over the length of the concession (generally, 5 years for Italy). In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, all non-removable assets are transferred to the grantor of the concession.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Environmental regulations
Risks associated with the footprint of Eni’s activities on the environment, health and safety are described in the risk section above, under the paragraph “Operational risks”. Regarding the environmental risk, management does not currently expect any material adverse effect upon Eni’s consolidated financial statements, taking account of ongoing remedial actions, existing insurance policies to cover environmental risks and the environmental risk provision accrued in the consolidated financial statements. However, management believes that it is possible that Eni may incur material losses and liabilities in future years in connection with environmental matters due to: (i) the possibility of as yet unknown contamination; (ii) the results of the ongoing surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) new developments in environmental regulation; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading
Legislative Decree No. 216 of April 4, 2006 implemented the Emission Trading Directive 2003/87/EC concerning greenhouse gas emissions and Directive 2004/101/EC concerning the use of carbon credits deriving from projects for the reduction of emissions based on the flexible mechanisms devised by the Kyoto Protocol. This European emission trading scheme has been in force since January 1, 2005, and on this matter, on February 24, 2006, the Ministry of the Environment published a decree defining emission permits for the 2005-2007 period. In particular, Eni was assigned permits corresponding to 65.6 million tonnes of carbon dioxide (of which 22.4 for 2005, 22.4 for 2006 and 20.8 for 2007) in addition to approximately 11.7 million of permits assigned with respect to new plants in the three-year period 2005-2007. Following the realization of projects for the reduction of emissions, in particular related to the cogeneration of electricity and steam through high efficiency combined cycles in refineries and petrochemical sites, emissions of carbon dioxide from Eni’s plants were lower than permits assigned in 2007. In 2007 emissions of carbon dioxide amounted to approximately 24 millions of tonnes.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 Revenues
The following is a summary of the main components of "Revenues". More information about changes in revenues is provided in the “Financial review” section.
Net sales from operations were as follows:

(million euro)	2005	2006	2007

Net sales from operations	73,679	85,957	87,103
Change in contract work in progress	49	148	153
	73,728	86,105	87,256

Net sales from operations were net of the following items:

(million euro)	2005	2006	2007

Excise taxes	14,140	13,762	13,292
Exchanges of oil sales (excluding excise taxes)	2,487	2,750	2,728
Services billed to joint venture partners	1,331	1,385	1,554
Sales to service station managers for sales billed to holders of credit card	1,326	1,453	1,480
Exchanges of other products	108	127	121
	19,392	19,477	19,175

Net sales from operations by business segment and geographic area of destination are presented in Note 35 - Information by business segment and geographic financial information.

Other income and revenues
Other income and revenues were as follows:

(million euro)	2005	2006	2007

Contract penalties and other trade revenues	114	61	181
Lease and rental income	102	98	95
Compensation for damages	89	40	87
Gains from sale of assets	71	100	66
Other proceeds (*)	422	484	398
	798	783	827

(*)	Each individual amount included herein does not exceed euro 25 million.

30 Operating expenses
The following is a summary of the main components of "Operating expenses". More information about changes in operating expenses is provided in the “Financial review” section.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Purchases, services and other
Purchases, services and other included the following:

(million euro)	2005	2006	2007

Production costs - raw, ancillary and consumable materials and goods	35,318	44,661	44,884
Production costs - services	9,405	10,015	10,828
Operating leases and other	1,929	1,903	2,276
Net provisions for contingencies	1,643	767	591
Other expenses	1,100	1,089	1,095
	49,395	58,435	59,674
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(704)	(809)	(1,357)
- capitalized direct costs associated with self-constructed assets - intangible assets	(124)	(136)	(138)
	48,567	57,490	58,179

Production costs - services include brokerage fees for euro 37 million (euro 24 million and euro 39 million in 2005 and 2006, respectively).
Costs incurred in connection with research and development activity recognized in profit and loss amounted to euro 189 million (euro 202 million and euro 219 million in 2005 and 2006, respectively) as they do not meet the requirements to be capitalized.
The item "Operating leases and other" included operating leases for euro 1,081 million (euro 777 million and euro 860 million in 2005 and 2006, respectively) and royalties on hydrocarbons extracted for euro 772 million (euro 965 million and euro 823 million in 2005 and 2006, respectively). Future minimum lease payments expected to be received under non-cancelable operating leases were as follows:

(million euro)	2005	2006	2007

To be paid within 1 year	363	594	588
Between 2 and 5 years	799	1,474	1,401
Beyond 5 years	418	762	942
	1,580	2,830	2,931

Operating leases primarily concerned time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of Eni to pay dividend, use assets or to take on new borrowings.
Increase of provisions for contingencies net of reversal of unutilized provisions amounted to euro 591 million (euro 1,643 million and euro 767 million in 2005 and 2006, respectively) and mainly regarded environmental risks for euro 327 million (euro 515 million and euro 248 million in 2005 and 2006, respectively), contract penalties and legal or administrative proceedings for euro 79 million (euro 336 million and euro 149 million in 2005 and 2006, respectively), and marketing initiatives awarding prizes to clients for euro 59 million (euro 50 million and euro 44 million in 2005 and 2006, respectively). More information is included in Note 22 - Provisions for contingencies.

Payroll and related costs
Payroll and related costs were as follows:

(million euro)	2005	2006	2007

Wages and salaries	2,484	2,630	2,906
Social security contributions	662	691	690
Cost related to defined benefits plans and defined contributions plans	126	230	161
Other costs	255	305	275
	3,527	3,856	4,032
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(143)	(161)	(184)
- capitalized direct costs associated with self-constructed assets - intangible assets	(33)	(45)	(48)
	3,351	3,650	3,800

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Provisions for post-retirement benefits of euro 161 million included a gain deriving from the curtailment of the provisions accrued by Italian companies for employee termination indemnities ("TFR") following the changes introduced by the Italian Budget Law for 2007 and related decrees (euro 83 million). More information is included in Note 23 - Provisions for employee benefits.

Average number of employees
The average number and break-down of employees by category of Eni’s subsidiaries were as follows:

(million euro)	2005	2006	2007

Senior managers	1,754	1,676	1,594
Junior managers	10,747	11,142	11,816
Employees	34,457	34,671	35,725
Workers	24,345	25,426	25,582
	71,303	72,915	74,717

The average number of employees was calculated as average between the number of employees at beginning and end of the period. The average number of senior managers included managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

Stock-based compensation
Stock-based compensation schemes are designed to improve motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code12, by linking compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value.

STOCK GRANTS
Stock grants schemes provide for granting treasury shares for no consideration to those managers who have achieved corporate and individual objectives. The Company used this scheme for the 2003, 2004 and 2005 years. Grants vest within 45 days after the end of the third year from the date of the engagement.
At December 31, 2007, 902,800 grants were outstanding for assigning an equal number of treasury shares with a nominal value of euro 1 per share. These grants regarded the 2003 plan for a total of 2,500 shares with a fair value of euro 11.20 per share, the 2004 plan for a total of 1,700 shares with a fair value of euro 14.57 per share and the 2005 plan for a total of 898,600 shares with a fair value of euro 20.08 per share.
Changes in the 2005, 2006 and 2007 stock grant plans consisted of the following:

2005	2006	2007

Number of shares	Market price (a) (euro)	Number of shares	Market price (a) (euro)	Number of shares	Market price (a) (euro)

Stock grants as of January 1	3,112,200	18.461	3,127,200	23.460	1,873,600	25.520
New rights granted	1,303,400	21.336
Rights exercised in the period	(1,273,500)	23.097	(1,236,400)	23.933	(966,000)	24.652
Rights cancelled in the period	(14,900)	22.390	(17,200)	23.338	(4,800)	26.972
Stock grants outstanding as of December 31	3,127,200	23.460	1,873,600	25.520	902,800	25.120
of which exercisable at December 31	38,700	23.460	156,700	25.520	68,100	25.120

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock grants assignment; (ii) the date on which the emission/transfer of the shares granted were recorded in the grantee’s securities account; and (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock grants at the beginning and end of the year is the price recorded at December 31.

(12)	Did not include listed subsidiaries, which have their own stock grant plans.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTION
2002-2004 AND 2005 PLANS
Stock options plans provide the right for the assignee to purchase treasury shares with a 1 to 1 ratio after the end of the third year from the date of the grant (vesting period) and for a maximum period of five years. The strike price was determined to be the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding the grant date or, from 2003 onwards, the average carrying amount of treasury shares as of the day preceding the assignment, if greater.

2006-2008 PLAN
The 2006-2008 stock option plan has introduced a performance condition for the exercise of the options. At the end of each three-year period (vesting period) from the assignment, the Board of Directors determine the percentage of exercisable options, from 0 to 100, in relation to the Total Shareholders’ Return (TSR) of the Eni’s share as benchmarked against the TSR delivered by a panel of the six largest international oil companies for market capitalization. Options can be exercised for a maximum period of three years. The strike price is calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignment.
The arithmetic average of such prices, weighted with the number of shares assigned, amounts to euro 23.119 and euro 27.451 per share for 2006 and 2007, respectively.
At December 31, 2007, 17,699,625 options were outstanding for the purchase of 17,699,625 ordinary shares.
The break-down of outstanding options is the following:

  2002 stock plan for 107,500 shares with an exercise price of euro 15.216 per share.
  2003 stock plan for 281,400 shares with an exercise price of euro 13.743 per share.
  2004 stock plan for 1,124,000 shares with an exercise price of euro 16.576 per share.
  2005 stock plan for 3,812,000 shares with an exercise price of euro 22.512 per share.
  2006 stock plan for 6,467,775 shares with an exercise price of euro 23.119 per share.
  2007 stock plan for 5,906,950 shares with an exercise price of euro 27.451 per share.

At December 31, 2007 the weighted-average remaining contractual life of the plans at December 2002, 2003, 2004, 2005, 2006 and 2007 was 2 years and 7 months, 3 years and 7 months, 4 years and 7 months, 5 years and 7 months, 4 years and 7 months and 5 years and 7 months, respectively.
Changes of stock option plans in 2005, 2006 and 2007 consisted of the following:

2005	2006	2007

Number of shares	Weighted average (euro)	Market price (a) (euro)	Number of shares	Weighted average (euro)	Market price (a) (euro)	Number of shares	Weighted average (euro)	Market price (a) (euro)

Options as of January 1	11,789,000	15.111	18.461	13,379,600	17.705	23.460	15,290,400	21.022	25.520
New options granted	4,818,500	22.512	22.512	7,050,000	23.119	23.119	6,128,500	27.451	27.447
Options exercised in the period	(3,106,400)	15.364	22.485	(4,943,200)	15.111	23.511	(3,028,200)	16.906	25.338
Options cancelled in the period	(121,500)	16.530	23.100	(196,000)	19.119	23.797	(691,075)	24.346	24.790
Options outstanding as of December 31	13,379,600	17.705	23.460	15,290,400	21.022	25.520	17,699,625	23.822	25.120
of which exercisable at December 31	1,540,600	16.104	23.460	1,622,900	16.190	25.520	2,292,125	18.440	25.120

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock grants assignment; (ii) the date in which the emission/transfer of the shares granted was recorded in the grantee’s securities account; and (iii) the date in which the unilateral termination of employment for rights was cancelled), weighted with the number of shares. Market price of stock grants at the beginning and end of the year is the price recorded at December 31.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of stock options granted during the years 2002, 2003, 2004 and 2005 was euro 5.39, euro 1.50, euro 2.01, euro 3.33 per share respectively. For 2006 and 2007 the weighted average was euro 2.89 and euro 2.98 per share respectively. The fair value was determined by applying the following assumptions:

		2002	2003	2004	2005	2006	2007

Risk-free interest rate	(%)	3.5	3.2	3.2	2.5	4.0	4.7
Expected life	(year)	8	8	8	8	6	6
Expected volatility	(%)	43.0	22.0	19.0	21.0	16.8	16.3
Expected dividends	(%)	4.5	5.4	4.5	4.0	5.3	4.9

Costs of the year related to stock grant and stock option plans amounted to euro 27 million (euro 35 million and euro 20 million in 2005 and 2006, respectively).

Compensation of key management
Compensation of persons responsible for key positions in planning, direction and control functions of Eni Group, including executive and non-executive officers, general managers and manager with strategic responsibility (key management) amount to euro 15 million, euro 23 million and euro 25 million for 2005, 2006 and 2007 respectively, and consisted of the following:

(million euro)	2005	2006	2007

Wages and salaries	11	16	17
Post-employment benefits	1	1	1
Other long term benefits		3	3
Indemnities due upon termination of employment	1
Stock grant/option	2	3	4
	15	23	25

Compensation of Directors and Statutory Auditors
Compensation of Directors amounted to euro 19.2 million, euro 8.7 million and euro 8.9 million for 2005, 2006 and 2007, respectively. Compensation of Statutory Auditors amounted to euro 0.785, euro 0.686 million and euro 0.678 million in 2005, 2006 and 2007, respectively. Compensation included emoluments and all other retributive and social security compensations due for the function of directors or statutory auditor assumed by Eni SpA or other companies included in the scope of consolidation, representing a cost for Eni.

Depreciation, amortization and impairments
Depreciation, amortization and impairments charges consisted of the following:

(million euro)	2005	2006	2007

Depreciation and amortization:
- tangible assets	4,576	4,821	5,031
- intangible assets	936	1,335	2,000
	5,512	6,156	7,031
Impairments:
- tangible assets	264	231	145
- intangible assets	8	54	62
	272	285	207
less:
- direct costs associated with self-constructed assets		(17)
- capitalized direct costs associated with self-constructed assets - tangible assets	(2)	(2)	(2)
- capitalized direct costs associated with self-constructed assets - intangible assets	(1)	(1)
	5,781	6,421	7,236

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 Financial income (expense)
Finance income (expense) consisted of the following:

(million euro)	2005	2006	2007

Income on investments			188
Financial expense capitalized	159	116	180
Net income from financial receivables	95	130	112
Net income from securities	36	51	39
Interest on tax credits	17	17	31
Income (expense) on derivatives	(386)	383	26
Exchange differences, net	169	(152)	(51)
Net interest due to banks	(38)	79	(80)
Net interest due to other financing institutions	(56)	(101)	(129)
Financial expense due to passage of time (accretion discount) (a)	(109)	(116)	(186)
Interest and other financial expense on ordinary bonds	(265)	(247)	(258)
Other financial expense, net	12	1	45
	(366)	161	(83)

(a)	The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Gains (losses) on financial derivatives instruments consisted of the following:

(million euro)	2005	2006	2007

Derivatives on exchange rate	(85)	313	120
Derivatives on interest rate	(138)	61	35
Derivatives on commodities	(163)	9	(129)
	(386)	383	26

Net gain from derivatives of euro 26 million (euro 386 million of net loss and euro 383 million of net gain in 2005 and 2006, respectively) was primarily due to the recognition in the profit and loss account of the change in fair value valuation of derivatives that cannot be qualified as hedging instruments under IFRS. In fact, since these derivatives are entered for amounts corresponding to the net exposure to exchange rate risk, interest rate risk or commodity risk, they cannot be referred to specific trade or financing transactions. The lack of these formal requirements in order to assess these derivatives as hedging instruments under IFRS provides also the recognition in profit or loss of negative exchange translation differences on assets and liabilities denominated in currencies other than functional currency, as these translation effects cannot be offset by changes in fair value of derivative contracts.
Losses on commodity derivatives amounted to euro 129 million of which euro 52 million related to the ineffective portion of the negative change in fair value of cash flow hedging derivatives entered into by the Exploration & Production segment in order to hedge the exposure to variability in future cash flows expected in the 2008-2011 period deriving from marketing an amount of Eni’s hydrocarbon proved reserves equal to 2% of proved reserves as of December 31, 2006 in connection with the acquisition in 2007 of production, development and exploration upstream properties onshore Congo from the French company
Maurel & Prom and in the Gulf of Mexico from the US company Dominion Resources. Further information is given in Note 20 - Other current liabilities and Note 25 - Other non-current liabilities.
Income from equity instruments of euro 188 million regarded the valuation at fair value of the 20% interest in OAO Gazprom Neft and the related call option granted by Eni to Gazprom (more information is included in Note 2 - Other financial assets held for trading or available for sale).

32 Income (expense) from investments

Share of profit (loss) of equity-accounted investments
Share of profit (loss) of equity-accounted investments consisted of the following:

(million euro)	2005	2006	2007

Share of profit of equity-accounted investments	770	887	906
Share of loss of equity-accounted investments	(33)	(36)	(135)
Decreases (increases) in the provision for losses on investments		(56)	2
	737	795	773

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

More information is provided in Note 12 - Equity-accounted investments.

Other gain (loss) from investments
Other gain (loss) from investments consisted of the following:

(million euro)	2005	2006	2007

Gains on disposals	179	25	301
Dividends	33	98	170
Losses on disposals	(8)	(7)	(1)
Other income (expense), net	(27)	(8)
	177	108	470

Gains on disposals of euro 301 million primarily related to the sale of Haldor Topsøe AS (euro 265 million) and Camom SA (euro 25 million). Gains on disposals for 2006 of euro 25 million primarily related to the sale of Fiorentina Gas SpA and Toscana Gas SpA (euro 16 million).
Gains on disposal for 2005 of euro 179 million primarily related to the sale of Italiana Petroli SpA (euro 132 million). Dividends of euro 170 million primarily related to Nigeria LNG Ltd (euro 131 million) and Saudi European Petrochemical Co - IBN ZAHR (euro 19 million).

33 Income tax expense
Income tax expense consisted of the following:

(million euro)	2005	2006	2007

Current taxes:
- Italian subsidiaries	1,872	2,007	2,380
- foreign subsidiaries of the Exploration & Production segment	5,116	6,740	6,695
- foreign subsidiaries	373	529	482
	7,361	9,276	9,557
less:
- tax credits on dividend distributions not offset with current tax payment	(34)
	7,327	9,276	9,557
Net deferred taxes:
- Italian subsidiaries	334	230	(582)
- foreign subsidiaries of the Exploration & Production segment	464	1,095	246
- foreign subsidiaries	3	(33)	(2)
	801	1,292	(338)
	8,128	10,568	9,219

Current income taxes of euro 2,380 million were in respect of Italian subsidiaries for Ires (euro 1,964 million) and Irap (euro 346 million) and of foreign taxes (euro 70 million).
The effective tax rate was 46% (46.8% and 51.8% in 2005 and 2006, respectively) compared with a statutory tax rate of 37.9% (38.1% and 37.9% in 2005 and 2006, respectively) and calculated by applying a 33% tax rate (Ires) to profit before income taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws. Statutory tax rates of Ires and Irap that were reduced to 27.5% and 3.9% respectively are effective from January 1, 2008.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The difference between the statutory and effective tax rate was due to the following factors:

(%)	2005	2006	2007

Statutory tax rate	38.1	37.9	37.9
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	8.8	13.6	10.2
- changes in Italian statutory tax rate and adjustment of tax base of amortizable assets for Italian subsidiaries			(2.0)
- permanent differences and other adjustments	(0.1)	0.3	(0.1)
	8.7	13.9	8.1
	46.8	51.8	46.0

In 2007 the increase in the tax rate of foreign subsidiaries primarily related to a 15 percentage points increase in the Exploration & Production segment (12.7% and 17.2% in 2005 and 2006, respectively). In 2006 the increase in the tax rate of foreign subsidiaries relating the Exploration & Production segment (4.5 percentage points) mainly derived from the application of a windfall tax introduced by the Algerian government with effect starting from August 1, 2006 (1.6 percentage points) and a supplemental tax rate introduced by the government of the United Kingdom relating to the North Sea productions with effect starting from January 1, 2006 (1 percentage point).
The adjustment to deferred tax assets and liabilities for Italian subsidiaries were recognized in connection with certain amendments to the Italian tax regime enacted by the 2008 Budget Law. These included an option regarding the increase of the tax bases of certain tangible and other assets to their carrying amounts (euro 773 million) by paying a special tax (euro 325 million) and a lower statutory tax rate (Ires from 33% to 27.5%, Irap from 4.25% to 3.9%, euro 54 million) effective January 1, 2008.
In 2006 and 2005 permanent differences mainly arose from certain charges that are not deductible because taken in connection with risk provisions arising from proceedings against the Italian Antitrust and other regulatory Authorities (0.4 and 0.6 percentage points respectively).

34 Earnings per share
Basic earnings per ordinary share are calculated by dividing net profit for the year attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the year, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding at December 31, 2005, 2006 and 2007, was 3,758,519,603, 3,698,201,896 and 3,668,305,807 respectively.
Diluted earnings per share is calculated by dividing net profit for the year attributable to Eni’s shareholders by the weighted average number of shares fully-diluted which includes issued and outstanding shares during the year, excluding treasury shares and including the number of shares that could be issued potentially in connection with stock-based compensation plans.
The average number of shares fully diluted used in the calculation of diluted earnings was 3,763,375,140, 3,701,262,557 and 3,669,172,762 for the years ending December 31, 2005, 2006 and 2007 respectively.
Reconciliation of the average number of shares used for the calculation for both basic and diluted earning per share was as follows:

(million euro)	2005	2006	2007

Average number of shares used for the calculation of the basic earnings per share		3,758,519,603	3,698,201,896	3,668,305,807
Number of potential shares following stock grant plans		2,268,265	1,070,676	302,092
Number of potential shares following stock options plans		2,587,272	1,989,985	564,863
Average number of shares used for the calculation of the diluted earnings per share		3,763,375,140	3,701,262,557	3,669,172,762
Eni’s net profit	(million euro)	8,788	9,217	10,011
Basic earning per share	(euro per share)	2.34	2.49	2.73
Diluted earning per share	(euro per share)	2.34	2.49	2.73

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35 Information by industry segment and geographic financial information

Information by industry segment13

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Elimination	Total

2005
Net sales from operations (a)	22,531	22,969	33,732	6,255	5,733	863	1,239
Less: intersegment sales	(14,761)	(572)	(1,092)	(683)	(925)	(546)	(1,015)
Net sales to customers	7,770	22,397	32,640	5,572	4,808	317	224		73,728
Operating profit	12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Provisions for contingencies	50	703	420	47	32	284	107		1,643
Depreciation, amortization and writedowns	4,101	685	467	147	180	91	114	(4)	5,781
Share of profit (loss) of equity-accounted investments	14	359	221	3	140				737
Identifiable assets (b)	29,010	21,928	11,787	2,905	5,248	438	1,523	(534)	72,305
Unallocated assets									11,545
Equity-accounted investments	292	2,155	936	19	457	31			3,890
Identifiable liabilities (c)	6,785	5,097	4,542	702	3,204	2,070	2,131		24,531
Unallocated liabilities									20,102
Capital expenditures	4,965	1,152	656	112	349	48	132		7,414
2006
Net sales from operations (a)	27,173	28,368	38,210	6,823	6,979	823	1,174
Less: intersegment sales	(18,445)	(751)	(1,300)	(667)	(771)	(520)	(991)
Net sales to customers	8,728	27,617	36,910	6,156	6,208	303	183		86,105
Operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Provisions for contingencies	153	197	264	30	(13)	236	(100)		767
Depreciation, amortization and writedowns	4,776	738	447	174	196	28	71	(9)	6,421
Share of profit (loss) of equity-accounted investments	28	509	194	2	66	(4)			795
Identifiable assets (b)	29,720	23,500	11,359	2,984	6,362	344	1,023	(666)	74,626
Unallocated assets									13,686
Investments accounted for using the equity method	258	2,214	874	11	483	46			3,886
Identifiable liabilities (c)	9,119	5,284	4,712	806	3,869	1,940	1,619		27,349
Unallocated liabilities									19,764
Capital expenditures	5,203	1,174	645	99	591	72	88	(39)	7,833

(a)	Before elimination of intersegment sales.
(b)	Included assets directly associated with the generation of operating profit.
(c)	Included liabilities directly associated with the generation of operating profit.

(13)	Operating profit (loss) by industry segment for 2005 has been reclassified on the basis of the new subdivision within segments. This reclassification concerns the Exploration & Production, Other activities and Corporate and financial companies segments.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Information by industry segment continued

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Elimination	Total

2007
Net sales from operations (a)	27,278	27,633	36,401	6,934	8,678	205	1,313
Less: intersegment sales	(16,475)	(760)	(1,276)	(363)	(1,182)	(31)	(1,099)
Net sales to customers	10,803	26,873	35,125	6,571	7,496	174	214		87,256
Operating profit	13,788	4,127	729	74	837	(444)	(217)	(26)	18,868
Provisions for contingencies	5	37	256	15	11	264	3		591
Depreciation, amortization and writedowns	5,626	687	491	116	248	10	68	(10)	7,236
Share of profit (loss) of equity-accounted investments	23	449	216		79	6			773
Identifiable assets (b)	33,435	24,530	13,767	3,427	8,017	275	854	(692)	83,613
Unallocated assets									17,847
Equity-accounted investments	1,926	2,152	1,267	15	230	49			5,639
Identifiable liabilities (c)	11,480	5,390	5,420	939	4,349	1,827	1,380		30,785
Unallocated liabilities									27,808
Capital expenditures	6,625	1,366	979	145	1,410	59	108	(99)	10,593

(a)	Before elimination of intersegment sales.
(b)	Included assets directly associated with the generation of operating profit.
(c)	Included liabilities directly associated with the generation of operating profit.

Inter-segment sales were conducted on an arm’s length basis.

Geographic financial information

ASSETS AND INVESTMENTS BY GEOGRAPHIC AREA OF ORIGIN

(million euro)	Italy	Other EU	Rest of Europe	Americas	Asia	Africa	Other areas	Total

2005
Identifiable assets (a)	38,229	8,768	3,085	2,670	5,864	13,445	244	72,305
Capital expenditures	2,442	545	415	507	1,181	2,233	91	7,414
2006
Identifiable assets (a)	37,339	10,037	3,200	2,987	6,341	14,190	532	74,626
Capital expenditures	2,529	713	436	572	1,032	2,419	132	7,833
2007
Identifiable assets (a)	39,742	11,071	3,917	6,260	6,733	15,368	522	83,613
Capital expenditures	3,246	1,246	469	1,004	1,253	3,152	223	10,593

(a)	Includes assets directly related to the generation of operating profit.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SALES FROM OPERATIONS BY GEOGRAPHIC AREA OF DESTINATION

(million euro)	2005	2006	2007

Italy	32,846	36,343	37,346
Other European Union	19,601	23,949	23,074
Rest of Europe	5,123	6,975	5,507
Americas	6,103	6,250	6,447
Asia	4,399	5,595	5,840
Africa	5,259	5,949	8,010
Other areas	397	1,044	1,032
	73,728	86,105	87,256

36 Transactions with related parties
In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with joint ventures, affiliated companies and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government. All such transactions are mainly conducted on an arm’s length basis on behalf of Eni companies.
The following is a description of trade and financing transactions with related parties.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade and other transactions
Trade and other transactions in the 2005 consisted of the following:

(million euro)	Dec. 31, 2005	2005

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliates
ASG Scarl	13	66	72		173		6
Azienda Energia e Servizi Torino SpA	2	24			56		2
Bayernoil Raffineriegesellshaft mbH		49	1		814
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	10					172
Blue Stream Pipeline Co BV	45	12			177		4
Bronberger & Kessler Und Gilg & Schweiger GmbH	12					207
Cam Petroli Srl	85					593
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	105	107	4,894				411
Eni Oil Co Ltd		84			50
Fox Energy SpA	22			4		240
Gruppo Distribuzione Petroli Srl	22					89
Karachaganak Petroleum Operating BV	13	46		6	99		4
Mellitah Gas BV (ex Eni Gas BV)	16	149			47
Mangrove Gas Netherlands BV			55
Modena Scarl	2	12	61		56	1	1
Petrobel Belayim Petroleum Co		138			248
Promgas SpA	44	45		307		355
Raffineria di Milazzo ScpA	10	10			204	94
Rodano Consortile Scarl	2	20			80		2
RPCO Enterprises Ltd			55
Supermetanol CA		8		65
Super Octanos CA	1	14		265
Toscana Energia Clienti SpA	46					118
Trans Austria Gasleitung GmbH	43	55		43	143		47
Transitgas AG		7			64
Transmediterranean Pipeline Co Ltd		4			88		1
Unión Fenosa Gas SA	4	4	62	79		16	2
Other (*)	101	86	112	69	157	147	67
	598	940	5,312	838	2,456	2,032	547
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	4	152		5	19		28
Eni BTC Ltd			165
Other (*)	44	48	8	1	31	15	9
	48	200	173	6	50	15	37
	646	1,140	5,485	844	2,506	2,047	584
Entities owned or controlled by the Government
Alitalia	20					276
Enel	187	5		12	10	1,180	333
Other (*)	20	19			57	103	12
	227	24		12	67	1,559	345
	873	1,164	5,485	856	2,573	3,606	929

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade and other transactions for the year 2006 consisted of the following:

(million euro)	Dec. 31, 2006	2006

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliates
ASG Scarl	7	40	80		88	1	1
Azienda Energia e Servizi Torino SpA	1	22			64	1	1
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	10					96
Blue Stream Pipeline Co BV	34	19			193		1
Bronberger & Kessler Und Gilg & Schweiger GmbH	11					113
Cam Petroli Srl	103					310
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	87	87	5,654	16	2		304
Charville - Consultores e Serviços Lda	7		85			4	11
Eni Oil Co Ltd	5	96			59
Fox Energy SpA	35					125
Gasversorgung Süddeutschland GmbH	14				1	123	19
Gruppo Distribuzione Petroli Srl	19					54
Karachaganak Petroleum Operating BV	23	70		29	129		7
Mangrove Gas Netherlands BV		1	52
Mellitah Gas BV (ex Eni Gas BV)	28	90		7	72	8	2
Petrobel Belayim Petroleum Co		3			181
Promgas SpA	44	39		375		419
Raffineria di Milazzo ScpA	9	12			237	109
Rodano Consortile Scarl	3	14			54		1
RPCO Enterprises Ltd	13		104				12
Supermetanol CA		13		91
Super Octanos CA		13		257
Trans Austria Gasleitung GmbH	7	78		53	138		56
Transitgas AG		8			64
Transmediterranean Pipeline Co Ltd		7			80
Unión Fenosa Gas SA	1	7	61	93	7
Other (*)	72	169	168	75	188	119	66
	533	788	6,204	996	1,557	1,482	481
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	27	132		18	16		57
Eni BTC Ltd			185
Eni Timor Leste SpA			102
Other (*)	20	30	8	1	4	8	4
	47	162	295	19	20	8	61
	580	950	6,499	1,015	1,577	1,490	542
Entities owned or controlled by the Government
Alitalia	12					354
Enel	162	42		47	33	1,068	383
Other (*)	42	29		4	44	136	1
	216	71		51	77	1,558	384
	796	1,021	6,499	1,066	1,654	3,048	926

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade and other transactions in 2007 consisted of the following:

(million euro)	Dec. 31, 2007	2007

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliates
ASG Scarl	6	43	121		108		3
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	11					86
Blue Stream Pipeline Co BV	19				183		1
Bronberger & Kessler und Gill & Schweiger GmbH	18					106
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	84	70	5,870				263
CEPAV (Consorzio Eni per l’Alta Velocità) Due	1	1	64		1		1
Eni Oil Co Ltd	7	60			141	1
Fox Energy Srl	49					139
Gasversorgung Süddeutschland GmbH	54					195	4
Gruppo Distribuzione Petroli Srl	26					50
Karachaganak Petroleum Operating BV	43	102		24	301		7
Mellitah Gas BV	10	137			105	1	6
OOO "EniNeftegaz"	215						1
Petrobel Belayim Petroleum Co		60			211
Raffineria di Milazzo ScpA	17	21			245	118	5
Supermetanol CA		11		78			1
Super Octanos CA		18		201			1
Trans Austria Gasleitung GmbH	6	80		43	147		47
Transitgas AG		8			64
Transmediterranean Pipeline Co Ltd		6			70		1
Unión Fenosa Gas SA	1		61			193
Other (*)	120	127	56	76	374	172	118
	687	744	6,172	422	1,950	1,011	459
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	49	111		11	534		52
Eni BTC Ltd			138				1
Other (*)	23	8	11	2	18	5	18
	72	119	149	13	552	5	71
	759	863	6,321	435	2,502	1,016	530
Entities owned or controlled by the Government
Alitalia	4					363	1
Enel	384	8			245	894	408
GSE - Gestore Servizi Elettrici	124	63		239	37	870	7
Terna SpA	19	69		106	105		31
Other (*)	45	79		19	89	75	3
	576	219		364	476	2,202	450
	1,335	1,082	6,321	799	2,978	3,218	980

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Certain engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors. Relevant transactions which were executed on an arm's length basis amounted to approximately euro 18 million, euro 13 million and euro 18 million in 2005, 2006 and 2007, respectively.
Most significant transactions concerned:

  Transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with ASG Scarl, CEPAV (Consorzio Eni per l’Alta Velocità) Uno, and related guarantees.
  Supply of oil products to Bernhard Rosa Inh. Ingerborg Plöchinger GmbH, Bronberger & Kessler und Gilg & Schweiger GmbH, Fox Energy Srl, Gruppo Distribuzione Petroli Srl and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis.
  Acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV, Trans Austria Gasleitung GmbH and Transitgas AG.
  Guarantees issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due in relation to contractual commitments related to the execution of project planning and realization.
  Provision of specialized services in upstream activities and payables for investment activities from Agip Kazakhstan North Caspian Operating Co NV, Mellitah Gas BV, Eni Oil Co Ltd, Karachaganak Petroleum Operating BV and Petrobel Belayim Petroleum Co; services are invoiced on the basis of incurred costs.
  Receivable for dividends from OOO “EniNeftegaz”.
  Sale of natural gas with Gasversorgung Süddeutschland GmbH.
  Acquisition of refining services from Raffineria di Milazzo ScpA in relation to incurred costs.
  Acquisition of petrochemical products from Supermetanol CA and Super Octanos CA on the basis of prices referred to the quotations on international markets of the main products.
  Acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs which ensure a return on invested capital.
  Performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations.
  Guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd.
  Sale of oil products with Alitalia.
  Sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity and the acquisition of electricity transmission service with Enel.
  Sale and purchase of electricity with GSE - Gestore Servizi Elettrici.
  Sale and purchase of electricity and the acquisition of domestic electricity transmission service jointly with Terna SpA.

Financing transactions
Financing transactions in 2005 were as follows:

(million euro)	Dec. 31, 2005	2005

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliates
Blue Stream Pipeline Co BV		15	887
Raffineria di Milazzo ScpA			72
Spanish Egyptian Gas Co SAE			360
Trans Austria Gasleitung GmbH	386				12
Transmediterranean Pipeline Co Ltd	190				11
Other (*)	74	125	81	27	47
	650	140	1,400	27	70
Unconsolidated entities controlled by Eni
Other (*)	79	30	34	1	2
	79	30	34	1	2
	729	170	1,434	28	72

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financing transactions in 2006 were as follows:

(million euro)	Dec. 31, 2006	2006

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliates
Blue Stream Pipeline Co BV		3	794	4	26
Raffineria di Milazzo ScpA			57
Spanish Egyptian Gas Co SAE			323		6
Trans Austria Gasleitung GmbH	41
Transmediterranean Pipeline Co Ltd	147				11
Other (*)	88	81	39	13	11
	276	84	1,213	17	54
Unconsolidated entities controlled by Eni
Other (*)	95	25	2	1	4
	95	25	2	1	4
	371	109	1,215	18	58

(*)	Each individual amount included herein does not exceed euro 50 million.

Financing transactions in 2007 were as follows:

(million euro)	Dec. 31, 2007	2007

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliates
Blue Stream Pipeline Co BV		1	711		20
Raffineria di Milazzo ScpA			60
Trans Austria Gasleitung GmbH	65				3
Transmediterranean Pipeline Co Ltd	97				9
Other (*)	108	120	52	19	11
	270	121	823	19	43
Unconsolidated entities controlled by Eni
Other (*)	114	26	1	1	6
	114	26	1	1	6
Entities owned or controlled by the Government
Other (*)				39	49
				39	49
	384	147	824	59	98

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions in 2007 included:

  Bank debt guarantee issued on behalf of Blue Stream Pipeline Co BV and cash deposit at Eni’s financial companies.
  Bank debt guarantee issued on behalf of Raffineria di Milazzo ScpA.
  The financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impact of transactions and positions with related parties on the balance sheet, net profit and cash flows
The impact of transactions and positions with related parties on the balance sheet, net profit and financial flows consists of the following:

Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	17,902	1,344	7.51	18,799	1,027	5.46	20,676	1,616	7.82
Other current assets	369			855	4	0.47	1,080
Other non-current financial assets	1,050	258	24.57	805	136	16.89	923	87	9.43
Other non-current assets	995			994			1,110	16	1.44
Current financial liabilities	4,612	152	3.30	3,400	92	2.71	7,763	131	1.69
Trade and other payables	13,095	1,164	8.89	15,995	961	6.01	17,116	1,021	5.97
Other liabilities	613			634	4	0.63	1,556	4	0.26
Long-term debt and current portion of long-term debt	8,386	18	0.21	8,299	17	0.20	12,067	16	0.13
Other non-current liabilities	897			418	56	13.40	2,031	57	2.81

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

2005	2006	2007

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	73,728	4,535	6.15	86,105	3,974	4.62	87,256	4,198	4.81
Purchases, services and other	48,567	3,429	7.06	57,490	2,720	4.73	58,179	3,777	6.49
Financial income	3,131	72	2.30	4,132	58	1.40	4,600	98	2.13
Financial expense	3,497	28	0.80	3,971	18	0.45	4,683	59	1.26

Transactions with related parties concerned the ordinary course of Eni’s business and were mainly conducted on an arm’s length basis.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Main cash flows with related parties were as follows:

(million euro)	2005	2006	2007

Revenues and other income	4,535	3,974	4,198
Costs and other expenses	(3,429)	(2,720)	(3,777)
Net change in trade and other receivables and liabilities	(221)	162	(492)
Dividends and net interests	345	790	620
Net cash provided from operating activities	1,230	2,206	549
Capital expenditures in tangible and intangible assets	(474)	(733)	(779)
Investments	(30)	(20)	8
Change in accounts payable in relation to investments	342	(276)	(8)
Change in financial receivables	2	343	(43)
Net cash used in investing activities	(160)	(686)	(822)
Change in financial liabilities	23	(57)	20
Net cash used in financing activities	23	(57)	20
Total financial flows to related parties	1,093	1,463	(253)

The impact of cash flows with related parties consisted of the following:

2005	2006	2007

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	14,936	1,230	8.24	17,001	2,206	12.98	15,517	549	3.54
Cash used in investing activities	(6,815)	(160)	2.35	(7,051)	(686)	9.73	(20,097)	(822)	4.09
Cash used in financing activities	(7,824)	23		(7,097)	(57)	0.80	2,909	20	0.69

37 Significant non-recurring events and operations
Non-recurring incomes (charges) consisted of the following:

(million euro)	2005	2006	2007

Curtailment of post-retirement benefits for Italian employees			83
Risk provisions for proceedings against Antitrust authorities	(290)	(184)	(130)
Risk provisions for proceedings against the Italian Authority for Electricity and Gas		(55)	39
	(290)	(239)	(8)

Non-recurring income related to a gain deriving from the curtailment of the provisions accrued by Italian companies for employee termination indemnities (“TFR”) following the changes introduced by Italian Budget Law for 2007 and related decrees (euro 83 million), more information is provided in the Note 23 - Provisions for employee benefits.
Non recurring charges concerned risk provisions related to ongoing antitrust proceedings against the European Antitrust authorities (euro 130 million) in the fields of paraffin and elastomers. The euro 39 million gain relating to proceeding before the Italian Authority for Electricity and Gas mainly related to the annulment of a fine imposed in 2006 for the allegedly improper use of storage capacity in the Italian natural gas sector (euro 45 million).
In 2006 a risk provision was made in connection with a proceeding against the Italian Antitrust authority regarding the field of supplies of jet fuel (euro 109 million). In addition a risk provision was made for an inquiry before the European Antitrust authorities in the field of elastomers (euro 75 million). In 2006 certain fines were imposed by the Authority for Electricity and Gas regarding an inquiry relating to the use of storage capacity in thermal year 2006-2007 (euro 45 million) and an inquiry relating to an information requirement on natural gas supplying prices (euro 10 million).
In 2005 a risk provision was made in connection with a proceeding against the Italian Antitrust authority relating to an abuse of dominant position in the natural gas sector.
More information on these proceedings is included in Note 28 - Guarantees, commitments and risks - Legal Proceedings.

38 Positions or transactions deriving from atypical and/or unusual operations
In 2005, 2006 and in 2007 no transactions deriving from atypical and/or unusual operations were reported.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Supplementary oil and gas information (unaudited)

The following information pursuant to “International Financial Reporting Standards” (IFRS) is presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil & Gas Producing Activities”. Amounts related to minority interests are not significant.

Capitalized costs
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization. Capitalized costs by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (2)

December 31, 2006
Proved mineral interests	10,267	8,273	8,004	8,333	1,570	6,447	42,894	427
Unproved mineral interests	33	143	402	382	39	964	1,963	35
Support equipment and facilities	276	1,238	451	33	37	60	2,095	8
Incomplete wells and other	582	399	612	110	1,342	564	3,609	31
Gross capitalized costs	11,158	10,053	9,469	8,858	2,988	8,035	50,561	501
Accumulated depreciation, depletion and amortization	(6,958)	(4,738)	(5,231)	(5,185)	(413)	(4,387)	(26,912)	(300)
Net capitalized costs (a) (b)	4,200	5,315	4,238	3,673	2,575	3,648	23,649	201
December 31, 2007
Proved mineral interests	10,571	8,118	8,506	8,672	1,447	7,718	45,032	790
Unproved mineral interests	32	120	1,030	330	35	2,582	4,129	1,089
Support equipment and facilities	279	1,125	443	16	41	59	1,963	10
Incomplete wells and other	726	562	1,078	75	1,852	808	5,101	112
Gross capitalized costs	11,608	9,925	11,057	9,093	3,375	11,167	56,225	2,001
Accumulated depreciation, depletion and amortization	(7,440)	(4,960)	(5,340)	(5,670)	(445)	(4,909)	(28,764)	(345)
Net capitalized costs (a) (b)	4,168	4,965	5,717	3,423	2,930	6,258	27,461	1,656

(a)	The amounts include net capitalized financial charges totalling euro 420 million in 2006 and euro 441 million in 2007.
(b)	The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred. The “Successful Effort Method” application would have led to an increase in net capitalized costs of euro 2,179 million in 2006 and euro 2,547 million in 2007 for the consolidated companies and of euro 24 million in 2006 and euro 94 million in 2007 for joint ventures affiliates.
(1)	Eni’s capitalized costs of the Kashagan field are determined based on Eni share of 18.52%.
(2)	The amounts of joint ventures and affiliates as at December 31, 2007 include 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cost incurred
Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Costs incurred by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (2)

2005
Proved property acquisitions	19		16		88	11	134
Unproved property acquisitions	13		44		42	57	156
Exploration	45	153	75	127	15	249	664	18
Development (a)	644	960	910	522	646	745	4,427	31
Total costs incurred	721	1,113	1,045	649	791	1,062	5,381	49
2006
Proved property acquisitions	139	10					149
Unproved property acquisitions						3	3
Exploration	128	270	471	174	25	280	1,348	26
Development (a)	1,120	892	956	478	595	766	4,807	31
Total costs incurred	1,387	1,172	1,427	652	620	1,049	6,307	57
2007
Proved property acquisitions (b1)		11	451			1,395	1,857	187
Unproved property acquisitions (b2)			510			1,417	1,927	1,086
Exploration (b3)	104	380	298	193	36	1,181	2,192	42
Development (a) (b4)	320	1,047	1,425	518	744	1,185	5,239	156
Total costs incurred	424	1,438	2,684	711	780	5,178	11,215	1,471

(a)	Includes the abandonment costs of the assets for euro 578 million in 2005, euro 1,170 million in 2006 and euro 173 million in 2007.
(b1)	Include business combinations in West Africa amounting to euro 451 million, euro 1,395 million in Rest of World and euro 187 million in joint ventures and affiliates.
(b2)	Include business combinations in West Africa amounting to euro 510 million, euro 1,334 million in Rest of World and euro 1,086 million in joint ventures and affiliates.
(b3)	Includes business combinations in West Africa amounting to euro 59 million and euro 474 million in Rest of World.
(b4)	Includes business combinations in West Africa amounting to euro 10 million, euro 345 million in Rest of World and euro 101 million in joint ventures and affiliates.
(1)	Eni’s costs incurred of the Kashagan field are determined based on Eni share of 18.52%.
(2)	The amounts of joint ventures and affiliates for 2007 include 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

Results of operations from oil and gas producing activities
Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated with such activities, including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs), whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Results of operations from oil and gas producing activities by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (2)

2005
Revenues
Sales to consolidated entities	3,133	2,813	4,252	2,707	209	619	13,733
Sales to third parties	161	2,579	394	889	586	2,297	6,906	106
Total revenues	3,294	5,392	4,646	3,596	795	2,916	20,639	106
Operations costs	(261)	(390)	(363)	(417)	(123)	(215)	(1,769)	(16)
Production taxes	(157)	(98)	(513)	(15)		(207)	(990)	(3)
Exploration expenses	(38)	(137)	(74)	(158)	(15)	(196)	(618)	(32)
D.D. & A. and provision for abandonment (a)	(512)	(634)	(598)	(668)	(90)	(929)	(3,431)	(50)
Other income and (expenses)	(224)	(463)	(201)	17	(53)	(216)	(1,140)	10
Pretax income from producing activities	2,102	3,670	2,897	2,355	514	1,153	12,691	15
Income taxes	(780)	(1,976)	(1,717)	(1,387)	(195)	(321)	(6,376)	(25)
Results of operations from E&P activities (b)	1,322	1,694	1,180	968	319	832	6,315	(10)
2006
Revenues
Sales to consolidated entities	3,601	4,185	4,817	3,295	261	712	16,871
Sales to third parties	184	3,012	967	983	721	1,873	7,740	120
Total revenues	3,785	7,197	5,784	4,278	982	2,585	24,611	120
Operations costs	(249)	(496)	(475)	(481)	(147)	(191)	(2,039)	(18)
Production taxes	(181)	(95)	(475)			(82)	(833)	(3)
Exploration expenses	(137)	(273)	(186)	(160)	(25)	(293)	(1,074)	(26)
D.D. & A. and provision for abandonment (a)	(457)	(795)	(737)	(684)	(80)	(895)	(3,648)	(43)
Other income and (expenses)	(315)	(569)	(190)	57	(89)	(283)	(1,389)	8
Pretax income from producing activities	2,446	4,969	3,721	3,010	641	841	15,628	38
Income taxes	(909)	(2,980)	(2,133)	(1,840)	(223)	(381)	(8,466)	(31)
Total results of operations from E&P activities (b)	1,537	1,989	1,588	1,170	418	460	7,162	7
2007
Revenues
Sales to consolidated entities	3,171	3,000	4,439	3,125	296	512	14,543
Sales to third parties	163	4,793	693	755	833	2,260	9,497	176
Total revenues	3,334	7,793	5,132	3,880	1,129	2,772	24,040	176
Operations costs	(248)	(542)	(499)	(579)	(142)	(271)	(2,281)	(27)
Production taxes	(188)	(91)	(473)			(28)	(780)	(6)
Exploration expenses	(108)	(385)	(291)	(193)	(36)	(764)	(1,777)	(42)
D.D. & A. and provision for abandonment (a)	(499)	(768)	(685)	(729)	(76)	(989)	(3,746)	(51)
Other income and (expenses)	(283)	(627)	(297)	(45)	(72)	(243)	(1,567)	(18)
Pretax income from producing activities	2,008	5,380	2,887	2,334	803	477	13,889	32
Income taxes	(746)	(3,102)	(1,820)	(1,419)	(284)	(241)	(7,612)	(49)
Results of operations from E&P activities (b)	1,262	2,278	1,067	915	519	236	6,277	(17)

(a)	Includes asset impairments amounting to euro 130 million in 2005, euro 156 million in 2006 and euro 91 million in 2007.
(b)	The “Successful Effort Method” application would have led to an increase of result of operations of euro 21 million in 2005, euro 220 million in 2006 and euro 438 million in 2007 for the consolidated companies and of euro 1 million in 2005, euro 15 million in 2006 and euro 26 million in 2007 for joint ventures and affiliates.
(1)	Eni’s costs incurred of the Kashagan field are determined based on Eni share of 18.52%.
(2)	The amounts of joint ventures and affiliates for 2007 include 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Oil and natural gas reserves
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.
Net proved reserves exclude royalties and interests owned by others.
Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells, equipment and operating methods.
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.
Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed, through production response, that increased recovery will be achieved.

Eni’s proved reserves have been estimated on the basis of the applicable U.S. Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X and its interpretations and have been disclosed in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped for years ended December 31, 2004, 2005, 2006 and 2007 are based on data prepared by Eni. Since 1991 Eni has requested qualified independent oil engineering companies to carry out an independent evaluation14 of its proved reserves on a rotation basis. Eni believes these independent evaluators to be experienced and qualified in the marketplace. In the preparation of their reports, these independent evaluators relied, without independent verification, upon information furnished by Eni with respect to property interest, production, current cost of operation and development, agreements relating to future operations and sale, prices and other factual information and data that were accepted as represented by the independent evaluators. This information was used by Eni in determining its proved reserves and included log, directional surveys, core and PVT analysis, maps, oil/gas/water monthly production/injection data of wells, reservoirs and fields; field studies, reservoir studies; engineers' comments relevant to field performance, reservoir performance, development programs, work programs etc.; budget data for each field, long range development plans, future capital and operating costs, actual prices received from hydrocarbon sales, instructions on future prices, and other pertinent information to calculate NPV for the fields required to undertake an independent evaluation. Accordingly, the work performed by the independent evaluators is an evaluation of Eni’s proved reserves carried out concurrently with the internal one. Notwithstanding the above, the circumstance that the independent evaluations achieved the same results as those of the Company for the vast majority of fields support the management’s confidence that the company’s booked reserves meet the regulatory definition of proved reserves and are reasonably certain to be produced in the future. Additionally, for those fields where a discrepancy arose, the Company has adopted the most conservative reserve estimate. In any case, those differences were not significant.
In particular a total of 2.4 billion boe of proved reserves, or about 37% of Eni’s total proved reserves at December 31, 2007, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as in previous years. In the 2005-2007 three-year period, 67% of Eni’s total proved reserves were subject to independent evaluations. In the last three years, the most important Eni’s properties as at December 31, 2007 which were not subject to an independent evaluation were; Kashagan (Kazakhstan), Bayu Undan (Australia), Cerro Falcone and Monte Alpi-Monte Enoc (Italy).

Eni operates under Production Sharing Agreements, PSAs, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.
Proved oil and gas reserves associated with PSAs represented 48%, 53% and 46% of total proved reserves as of year-end 2005, 2006 and 2007, respectively, on an oil-equivalent basis.
Similar effects as PSAs apply to Service and “Buy-Back” contracts; proved reserves associated with such contracts represented 2%, 2% and 1% of total proved reserves on an oil-equivalent basis as of year-end 2005, 2006 and 2007, respectively.
Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess to cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves. In accordance with SFAS 69, paragraph 13, reserve volumes associated with such oil and gas quantities represented 1.7%,1.1% and 1.8% of total proved reserves as of year-end 2005, 2006 and 2007, respectively, on an oil-equivalent basis; (ii) volumes of natural gas used for own consumption and (iii) volumes of natural gas held in certain Eni’s storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs and (b) natural gas volumes from other Eni fields input into these

(14)	From 1991 to 2002 by DeGolyer and MacNaughton, from 2003 also by Ryder Scott Company.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when sold.
Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revision. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Reserve estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2005, 2006 and 2007.

Crude oil (including condensate and natural gas liquids)

(million barrels)

Proved oil reserves	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (2)

Reserves at December 31, 2004	225	967	1,047	450	799	484	3,972	36
Purchase of Minerals in Place	2		6		46	1	55
Revisions of Previous Estimates	33	36	(47)	27	(73)	(15)	(39)	(9)
Improved Recovery		43	29		15		87
Extensions and Discoveries		26	14	21	14	2	77
Production	(32)	(111)	(113)	(65)	(23)	(60)	(404)	(2)
Sales of Minerals in Place
Reserves at December 31, 2005	228	961	936	433	778	412	3,748	25
Purchase of Minerals in Place
Revisions of Previous Estimates (a)	15	61	(85)	20	72	(19)	64	1
Improved Recovery		49	41		14		104	1
Extensions and Discoveries		30	11		52	10	103
Production	(28)	(119)	(117)	(65)	(23)	(38)	(390)	(3)
Sales of Minerals in Place (b)				(2)		(170)	(172)
Reserves at December 31, 2006	215	982	786	386	893	195	3,457	24
Purchase of Minerals in Place			32			54	86	101
Revisions of Previous Estimates	28	(35)	(26)	14	(114)	(31)	(164)	20
Improved Recovery		9	12	1			22	1
Extensions and Discoveries		43	22	1		29	95	1
Production	(28)	(121)	(101)	(57)	(26)	(36)	(369)	(5)
Sales of Minerals in Place
Reserves at December 31, 2007	215	878	725	345	753	211	3,127	142

(million barrels)

Proved developed oil reserves	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (2)

Reserves at December 31, 2004	174	655	588	386	323	345	2,471
Reserves at December 31, 2005	149	697	568	353	266	298	2,331	19
Reserves at December 31, 2006	136	713	546	329	262	140	2,126	18
Reserves at December 31, 2007	133	649	511	299	219	142	1,953	26

(a)	Include the effect of Eni share redetermination in the Val d’Agri concession in Italy.
(b)	Include 170 million barrels related to unilateral termination of OSA for Dación field by PDVSA.
(1)	Eni’s costs incurred of the Kashagan field are determined based on Eni share of 18.52%.
(2)	The amounts of joint ventures and affiliates for 2007 include 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Natural gas

(billion cubic feet)

Proved natural gas reserves	Italy (a)	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (2)

Reserves at December 31, 2004	3,818	6,432	1,727	2,051	2,124	2,126	18,278	157
Purchase of Minerals in Place	63		8		14	208	293
Revisions of Previous Estimates	159	(6)	(9)	(18)	(284)	(84)	(242)	(47)
Improved Recovery		11					11
Extensions and Discoveries	1	37	309	50		56	453	(20)
Production	(365)	(357)	(70)	(219)	(80)	(201)	(1,292)
Sales of Minerals in Place
Reserves at December 31, 2005	3,676	6,117	1,965	1,864	1,774	2,105	17,501	90
Purchase of Minerals in Place				4			4
Revisions of Previous Estimates	36	154	31	53	183	47	504	(7)
Improved Recovery
Extensions and Discoveries	19	146	34	1		132	332
Production	(340)	(471)	(103)	(218)	(83)	(222)	(1,437)	(15)
Sales of Minerals in Place				(7)			(7)
Reserves at December 31, 2006	3,391	5,946	1,927	1,697	1,874	2,062	16,897	68
Purchase of Minerals in Place			5			395	400	2,963
Revisions of Previous Estimates	(53)	250	74	67	(222)	6	122	5
Improved Recovery				3			3
Extensions and Discoveries	4	89	213	7	205	89	607
Production	(285)	(534)	(97)	(216)	(87)	(261)	(1,480)	(14)
Sales of Minerals in Place
Reserves at December 31, 2007	3,057	5,751	2,122	1,558	1,770	2,291	16,549	3,022

(billion cubic feet)

Proved developed natural gas reserves	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (2)

Reserves at December 31, 2004	2,850	1,760	924	1,845	1,998	1,124	10,501
Reserves at December 31, 2005	2,704	3,060	1,289	1,484	1,618	1,004	11,159	70
Reserves at December 31, 2006	2,449	3,042	1,447	1,395	1,511	1,105	10,949	48
Reserves at December 31, 2007	2,304	3,065	1,469	1,293	1,580	1,256	10,967	428

(a)	Including approximately 737, 760 754 and 749 billion of cubic feet of natural gas held in storage at December 31, 2004, 2005, 2006 and 2007, respectively.
(1)	Eni’s costs incurred of the Kashagan field are determined based on Eni share of 18.52%.
(2)	The amounts of joint ventures and affiliates for 2007 include 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

Standardized measure of discounted future net cash flows
Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future cash flows as of December 31, 2005, 2006 and 2007 include amounts that Eni’s Gas & Power segment and other gas companies pay for storage services, required to support market demand flexibility needs.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

The standardized measure of discounted future net cash flows by geographical area consists of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (1)	Rest of World	Total consolidated subsidiaries	Total joint venture and affiliates (2)

At December 31, 2005
Future cash inflows	36,203	66,100	45,952	30,835	30,339	20,251	229,680	1,055
Future production costs	(4,609)	(10,030)	(9,604)	(5,632)	(3,848)	(2,551)	(36,274)	(226)
Future development and abandonment costs	(2,936)	(3,960)	(2,594)	(1,774)	(2,562)	(1,497)	(15,323)	(89)
Future net inflow before income tax	28,658	52,110	33,754	23,429	23,929	16,203	178,083	740
Future income tax	(9,890)	(22,744)	(21,056)	(15,225)	(6,973)	(5,124)	(81,012)	(187)
Future net cash flows	18,768	29,366	12,698	8,204	16,956	11,079	97,071	553
10% discount factor	(7,643)	(12,095)	(4,122)	(2,155)	(11,934)	(3,771)	(41,720)	(182)
Standardized measure of discounted future net cash flows	11,125	17,271	8,576	6,049	5,022	7,308	55,351	371
At December 31, 2006
Future cash inflows	43,495	64,381	34,935	24,821	33,825	14,766	216,223	1,038
Future production costs	(6,086)	(9,707)	(8,028)	(6,426)	(4,162)	(1,753)	(36,162)	(224)
Future development and abandonment costs	(6,739)	(5,383)	(2,865)	(2,265)	(3,103)	(1,473)	(21,828)	(79)
Future net inflow before income tax	30,670	49,291	24,042	16,130	26,560	11,540	158,233	735
Future income tax	(10,838)	(24,639)	(14,141)	(10,901)	(7,649)	(3,824)	(71,992)	(227)
Future net cash flows	19,832	24,652	9,901	5,229	18,911	7,716	86,241	508
10% discount factor	(11,493)	(10,631)	(2,994)	(1,392)	(13,878)	(2,626)	(43,014)	(154)
Standardized measure of discounted future net cash flows	8,339	14,021	6,907	3,837	5,033	5,090	43,227	354
At December 31, 2007
Future cash inflows	47,243	73,456	48,283	29,610	42,710	20,359	261,661	7,135
Future production costs	(5,926)	(11,754)	(9,875)	(6,670)	(4,997)	(2,782)	(42,004)	(1,249)
Future development and abandonment costs	(7,218)	(4,643)	(3,013)	(2,461)	(3,374)	(2,459)	(23,168)	(1,721)
Future net inflow before income tax	34,099	57,059	35,395	20,479	34,339	15,118	196,489	4,165
Future income tax	(10,778)	(29,083)	(23,083)	(14,375)	(9,977)	(5,397)	(92,693)	(2,009)
Future net cash flows	23,321	27,976	12,312	6,104	24,362	9,721	103,796	2,156
10% discount factor	(13,262)	(11,143)	(3,953)	(1,600)	(17,480)	(3,356)	(50,794)	(1,265)
Standardized measure of discounted future net cash flows	10,059	16,833	8,359	4,504	6,882	6,365	53,002	891

(1)	Eni’s costs incurred of the Kashagan field are determined based on Eni share of 18.52%.
(2)	The amounts of joint ventures and affiliates for 2007 include 60% of the three Russian companies former Yukos purchased in 2007, for which Gazprom has a call option of 51%.

Contents

ENI ANNUAL REPORT 2007 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in standardized measure of discounted future net cash flows
Changes in standardized measure of discounted future net cash flows for the years 2005, 2006 and 2007.

(million euro)	2005	2006	2007

Beginning of year consolidated	36,901	55,351	43,227
Increase (decrease):
- sales, net of production costs	(17,880)	(21,739)	(20,979)
- net changes in sales and transfer prices, net of production costs	33,372	4,097	34,999
- extensions, discoveries and improved recovery, net of future production and development costs	3,527	3,629	3,982
- changes in estimated future development and abandonment costs	(3,654)	(6,964)	(4,000)
- development costs incurred during the period that reduced future development costs	3,865	3,558	4,682
- revisions of quantity estimates	47	383	(2,995)
- accretion of discount	6,573	9,489	7,968
- net change in income taxes	(17,327)	3,060	(17,916)
- purchase of reserves in-place	977	10	3,521
- sale of reserves in-place		(1,252)
- changes in production rates (timing) and other	8,950	(6,395)	513
Net increase (decrease)	18,450	(12,124)	9,775
Standardized measure of discounted future net cash flows consolidates	55,351	43,227	53,002
Standardized measure of discounted future net cash flows joint ventures and affiliates	371	354	891

Contents

ENI ANNUAL REPORT 2007 / CERTIFICATION PURSUANT TO ARTICLE 81-TER OF THE REGULATION

Certification pursuant to Article 81-ter of the regulation issued by the Italian market regulatory body (Consob) No. 11971 of May 14, 1999 and subsequent integrations and updatings

1.	The undersigned Paolo Scaroni and Marco Mangiagalli, in their quality as Chief Executive Officer and manager responsible for the preparation of financial reports of Eni, respectively, pursuant to Article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58/1998, certify that internal controls over financial reporting in place for the preparation of 2007 consolidated financial statements and during the period covered by the report, were:
• adequate to the company structure, and
• effectively applied during the process.

2.	Internal controls over financial reporting in place for the preparation of the 2007 consolidated accounts have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers certify that this 2007 consolidated Annual Report:
a) corresponds to the company’s evidence and accounting books and entries, and
b) was prepared in accordance with criteria issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. Also, pursuant to Article 9 of Legislative Decree No. 38/2005 and based on their knowledge, the information contained in this report fairly presents, in all material respects, the financial condition, results of operations and cash flows of the Group companies as of, and for, the period presented in this report.

March 14, 2008

/s/ Paolo Scaroni ———————————— Paolo Scaroni Chief Executive Officer	/s/ Marco Mangiagalli ———————————— Marco Mangiagalli Chief Financial Officer

Contents

ENI ANNUAL REPORT 2007 / REPORT OF INDEPENDENT AUDITORS

Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE NO. 58 DATED 24 FEBRUARY 1998

To the shareholders of
Eni SpA

1 We have audited the consolidated financial statements of Eni SpA and its subsidiaries ("Eni Group") as of 31 December 2007, which comprise the balance sheet, the income statement, statement of changes in equity, cash flow statement and related notes. These consolidated financial statements are the responsibility of the directors of Eni SpA. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our audit opinion.

For the opinion on the financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to our report dated 3 May 2007.

3 In our opinion, the financial statements of Eni SpA as of 31 December 2007 comply with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they give a true and fair view of the financial position, results of operations, changes in equity and cash flows of the Eni Group for the year then ended.

Milan, 5 April 2008

PricewaterhouseCoopers SpA

Signed by
Pierangelo Schiavi
(Partner)

"This report has been translated from the original which was issued in accordance with Italian legislation. References in this report to the financial statements refer to the financial statements in original Italian and not to their translation"

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50129 Viale Milton 65 Tel. 0554717 47 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

Contents

BLANK PAGE

Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
San Donato Milanese (MI) - Via Emilia, 1
San Donato Milanese (MI) - Piazza Ezio Vanoni, 1

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

Publications
Financial Statements prepared in accordance with
Legislative Decree No. 127 of April 9, 1991 (in Italian)
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Sustainability Report
(in Italian and English)
Fact Book (in Italian and English)
Eni in 2007 (in English)
Report on the First, the Second and the Third Quarter
(in Italian and English)
Report on the First Half
prepared in accordance with art. 2428 of Italian Civil Code
(in Italian)
Report on the First Half
(in English)

Internet Home page: www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Opera
Cover: Grafica Internazionale - Rome - Italy
Layout and supervision: Korus Srl - Rome - Italy
Digital printing: Mari Group Comunications - Rome - Italy

Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it

00044

Contents

Contents

Eni’s Fact Book is a supplement to Eni’s 2007 Annual Report designed to provide supplemental financial and operating information.
It contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

April 14, 2008

Eni	2	Activities Strategies Targets
	5	Main data

Exploration & Production	9
	10	2007 Highlights
	12	Strategies
	15	Activity Areas
	38	Main data

Gas & Power	48
	49	2007 Highlights
	50	Strategies
	51	Gas market trends
	52	Activities
	63	Main data

Refining & Marketing	67
	68	2007 Highlights
	69	Strategies
	70	Market Trends
	70	Activities
	77	Main data

Engineering & Construction	83
	84	2007 Highlights
	84	Strategies
	86	Business Areas
	89	Main data

Research and innovation	91	Research and innovation

Tables	95	Financial data
	107	Employees
	108	Supplemental oil and gas information
	118	Energy conversion table
	119	Quarterly information

Abbreviations	/d	per day	GWh	gigawatthour
	/y	per year	LNG	liquefied natural gas
	bbbl	billion barrels	LPG	liquefied petroleum gas
	bbls	barrels	kbbl	thousand barrels
	bboe	billion barrels of oil equivalent	kboe	thousand barrels of oil equivalent
	bcf	billion cubic feet	km	kilometers
	bcm	billion cubic meters	ktonnes	thousand tonnes
	bln liters	billion liters	mmbbl	million barrels
	bln tonnes	billion tonnes	mmboe	million barrels of oil equivalent
	boe	barrels of oil equivalent	mmcf	million cubic feet
	EPC	Engineering Procurement Construction	mmcm	million cubic meters
	EPIC	Engineering Procurement Installation	mmtonnes	million tonnes
		Construction	no.	number
	FPSO	Floating Production Storage and	NGL	Natural Gas Liquids
		Offloading system	PSA	Production Sharing Agreement
	FSO	Floating Storage and Offloading System	TWh	terawatthour

Contents

ENI FACT BOOK / ENI

Activities Strategies Targets

Eni is a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas.

Eni’s Exploration & Production business boasts strong competitive positions in a number of strategic oil and gas basins in the world, namely the Caspian Region, North and West Africa, Russia and the Gulf of Mexico. A high-profile asset base, long-standing relationships with key host countries and an attractive pipeline of capital projects and investment opportunities will enable Eni to deliver above-peer growth and returns on both the short and the long term. Our excellent track record of successfully bringing on stream core projects and integrating acquired assets underpin our ambitious production and reserve replacement targets to 2011 and beyond.

Eni’s Gas & Power activities comprise all phases of the gas value chain: supply, transport, distribution, marketing and LNG operations, resulting in a fully integrated business model. A large installed power generation capacity enables Eni to extract further value from gas, diversifying its commercial outlets. The main feature of the Gas & Power division is its ability to generate substantial earnings and cash flow, which have proven to be very resilient through the commodity price cycles. Eni is the market leader in the pan-European gas market owing to its competitive advantages granted by gas availability under long-term supply contracts and equity gas, access to infrastructure, long-term relationships with key producing countries, market knowledge and a wide portfolio of clients. These assets provide Eni with a solid platform for growth. Integration with upstream operations provides the Group with the ability to monetize its equity gas reserves and to pursue joint opportunities in the gas market.

Eni is leader in the refining business and in the marketing of refined products in Italy and holds solid positions in the marketing of refined products in selected European	countries. Eni’s refining and marketing operations are efficiently integrated leveraging on an array of valuable logistic assets, so as to maximize cost efficiencies and deliver appreciable returns on capital employed. Vertical integration with upstream operations further strengthens the competitive position of the Refining & Marketing division.

Its strong presence in engineering and oilfield services provides Eni with the necessary competence and expertise, coupled with access to engineering skills and technologies, to design and execute world scale projects, representing a key element supporting Eni growth and innovation plans.

This business profile is excellent, underpinned by the Company’s diversity and operating and capital efficiency. The large cash-generative gas downstream business is unique among oil majors, acting as an earnings stabilizer through the commodity cycles, thus counterbalancing the higher volatility of the upstream business. The same applies to the downstream oil business.

Eni’s key objectives are to deliver industry-leading growth and attractive shareholder returns over both the short and long-term. Eni’s strategy is consistent with these goals and is based on the following pillars:
- Select the best capital and investment opportunities.
- Pursue capital and operating efficiency.
- Uphold a solid financial structure.
- Manage risks.
- Leverage research and innovation.
- Apply the highest principles of business conduct.
- Promote the sustainability of the business model.

Over the next four years, Eni will implement the largest capital expenditure program in its history by investing euro 49.8 billion in its businesses to support continued organic growth, also beyond 2011. Growth will be supported by developing innovative

Contents

ENI FACT BOOK / ENI

technologies to increase and retain our competitive advantages over the long-term.

The ability to generate robust cash flows will enable Eni to fund its capital expenditure program and to sustain the payment of an attractive flow of dividends to shareholders, also assuming a low cycle for oil prices. Specifically, management expects that the projected free cash flow in 2011 will enable the Company to sustain the current level of dividends in real terms, even with a Brent scenario lower than 40 $/bl.

BUSINESS STRATEGIES AND TARGETS

Exploration & Production
In the Exploration & Production business, Eni intends to deliver strong organic production growth, targeting a production level of more than 2.05 million boe/d by 2011, corresponding to a compound average growth rate of 4.5% over the next four years. Eni will leverage on the development of its portfolio of assets and long queue of capital projects and the integration of the acquisitions executed in 2007.
Eni will maintain a strong focus on exploration activities. Expenditures will be concentrated on core areas, where availability of production facilities and existing competencies will enable Eni to capture synergies when producing discovered resources. Eni expects to selectively pursue high risk/high reward opportunities arising from recently acquired areas.
Eni expects to fully replace produced reserves through organic additions, under Eni’s scenario for Brent prices. To achieve this target, the Company will leverage on access to new reserves, the mineral potential of core assets and planned development activities.
Eni intends to expand the LNG business in a global scale in order to monetize its large gas reserve base. New LNG projects will increase liquefaction capacity to 11.3 billion cubic meters in 2011 and 18.8 billion cubic meters in 2014. LNG sales will grow from 11.7 billion cubic meters in 2007 to 14.5 in 2011, and will reach 25.8 in 2014.

Gas & Power
Eni’s strategy in the Gas & Power division is to expand international sales, preserve the profitability of the Italian marketing business and effectively manage the regulated businesses.
Eni targets gas sales of 110 billion cubic meters in 2011, including E&P sales in the North Sea and the US, leveraging on expected growth in international sales which are projected to increase at an average annual rate of 9% in the next four years. The Company targets a level of free cash flow of euro 2.1 billion in 2011.
In expanding international sales, Eni will leverage on building on its positions in key European markets and the competitive advantages ensured by gas availability, infrastructures and strategic partnership with natural gas producing countries, as well as growing its LNG business to access to new markets, in particular the strategic North American one.
The target of preserving profitability on the domestic market will be supported by an effective marketing action. The key drivers of this action will be focus on most profitable customer segments, offer of tailored services and development of the combined offer of gas and electricity. Profitability will also be supported by a continued strive toward efficiency, mainly in terms of reducing the cost to serve.

Contents

ENI FACT BOOK / ENI

Refining & Marketing
Eni’s strategy in the Refining & Marketing division aims at significantly improving return.
The refining system will be enhanced by a focused investment program, aiming at capturing market opportunities in terms of demand trends, specifically the market needs for cleaner efficient fuels, and relative abundance of heavy and non-conventional crude.
Major upgrading projects will be designed to increase the conversion rate to 60% and to achieve a middle distillate yield of 43% by 2011, leveraging on new hydro-crackers to be built at the Sannazzaro and Taranto refineries, as well as the start-up in 2012 of a production unit based on the EST proprietary technology for the total conversion of the heavy barrel.
Furthermore, an efficiency programme targeting maintenance, energy consumption and general expenses will provide cost savings of around euro 130 million by 2011.
Eni plans to strengthen its leadership on the retail market in Italy by improving the quality of the offer through high standards of service, the marketing of premium fuels, tailored promotional initiatives to retain customers and advanced convenience formats. In Europe, Eni’s growth strategy will continue to be selective. The Company will focus on those markets where it can leverage on scale, supply & logistic synergies and brand awareness.
Over the next four years on constant basis, Eni expects retail sales to achieve an average growth rate of	approximately 2%, increasing from 15.1 to 16 bln liters, with an average throughput of 2.6 mmliters/y by 2011.

Engineering & Construction
Saipem aims at developing and expanding geographical reach and technical characteristics of its world class fleet, by capturing opportunities arising from a growing market in drilling and oilfield services sectors. Saipem will leverage on its strong competitive position in faster growing markets and its consolidating relationships with major companies and National Oil Companies.

Research and innovation
Eni’s commitment to research and innovation is particularly focused on projects aiming at reducing costs to find and recovery hydrocarbons, upgrade heavy crude, monetize stranded gas and preserve the environment.
Eni’s significant research and innovation activities are coherent with its growth strategy, which posits technology as a key factor to increase competitive advantages over the long-term, promoting sustainable growth and profitable partnerships with producing countries.
Over the next four years, Eni plans to invest approximately euro 1.7 billion to support activities in the research and innovation field, including approximately euro 120 million to fund the “Along With Petroleum” initiative, targeting innovation in the field of renewable energy sources and systems for efficient energy use.

Key medium-term targets announced to investors	2007	2011
E&P
Oil and gas production	1.74 mmboe/d	>2.05 mmboe/d - c.a.g.r. 4.5% (Brent 55 $/bl at 2011)
Reserve replacement ratio	90%	>100% on average in the next four-year period (Brent 55 $/bbl at 2011)
Sales of LNG	11.7 bcm	14.5 bcm
G&P
Worldwide gas sales	98.96 bcm	~110 bcm - c.a.g.r. 9% for sales outside Italy
Free cash flow (1)	euro 2.1 bln	euro 2.1 bln
R&M
Overall index of wholly-owned refineries conversion capacity	56%	60%
Refinery throughputs on own account (2)	35 mmtonnes	37 mmtonnes
Sales of refined products in Europe (3)	15.1 bln liters	16 bn liters
Allocation of cash provided by operating activities
Capital expenditure	euro 43.2 bln (4) four-year period 2007-2010	euro 49.8 bln four-year period 2008-2011
Dividend	euro 1.30 per share	stable in real terms also assuming Brent prices lower than 40 $/bl
Efficiency program	euro 0.50 bln of savings in the years 2006-2007	~euro 1.50 bln of net benefit expected in 2011

(1)	Free cash flow after capital expenditures. 2007 normalized.
(2)	Referred to wholly-owned refineries and refineries in which Eni holds a share of capacity.
(3)	This target takes into account the expected divestment of retail activities in the Iberian Peninsula.
(4)	Excluding portfolio.

Contents

ENI FACT BOOK / ENI

Main data

Key financial data	Italian GAAP	IFRS

(million euro)	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Net sales from operations		28,341	31,008	47,938	49,272	47,922	51,487	57,545	73,728	86,105	87,256
Operating profit (1)		3,810	5,480	10,772	10,313	8,502	9,517	12,399	16,827	19,327	18,868
Exploration & Production		594	2,834	6,603	5,984	5,175	5,746	8,185	12,592	15,580	13,788
Gas & Power		2,513	2,580	3,178	3,672	3,244	3,627	3,428	3,321	3,802	4,127
Refining & Marketing		730	478	986	985	321	583	1,080	1,857	319	729
Petrochemicals			(362)	4	(415)	(126)	(176)	320	202	172	74
Engineering & Construction		198	149	144	255	298	311	203	307	505	837
Other activities						(214)	(293)	(395)	(934)	(622)	(444)
Corporate and financial companies		(168)	(199)	(143)	(168)	(196)	(281)	(363)	(377)	(296)	(217)
Unrealized profit in inventory								(59)	(141)	(133)	(26)
Activities to be divested		(57)
Adjusted operating profit					10,482	8,959	9,958	12,582	17,558	20,490	18,986
Net profit		2,328	2,857	5,771	7,751	4,593	5,585	7,059	8,788	9,217	10,011
Adjusted net profit					5,757	4,923	5,096	6,645	9,251	10,412	9,470
Net cash provided by operating activities		6,864	8,248	10,583	8,084	10,578	10,827	12,500	14,936	17,001	15,517
Capital expenditures and investments		5,589	5,597	9,815	11,270	9,414	13,057	7,815	7,560	7,928	20,502
Capital expenditures		5,152	5,483	5,431	6,606	8,048	8,802	7,499	7,414	7,833	10,593
Investments		437	114	4,384	4,664	1,366	4,255	316	146	95	9,909
Shareholders’ equity including minority interest		17,390	19,749	24,073	29,189	28,351	28,318	35,540	39,217	41,199	42,867
Net borrowings		7,070	6,267	7,742	10,104	11,141	13,543	10,443	10,475	6,767	16,327
Net capital employed (1)		24,460	26,016	31,815	39,293	39,492	41,861	45,983	49,692	47,966	59,194
Exploration & Production		6,862	9,279	12,646	18,252	17,318	17,340	17,937	20,206	18,590	24,643
Gas & Power		8,289	8,481	10,721	12,777	12,488	15,617	18,387	18,978	18,906	20,516
Refining & Marketing		4,186	4,028	4,563	4,476	5,093	5,089	5,081	5,993	5,631	7,675
Petrochemicals		2,956	2,604	2,581	1,075	2,130	1,821	2,076	2,018	1,953	2,228
Engineering & Construction		392	1,103	1,395	1,635	2,335	2,119	2,403	2,844	3,399	4,313
Corporate and financial companies and other activities		1,775	521	(91)	1,078	128	(125)	277	2	(95)	294
Unrealized profit in inventory								(178)	(339)	(418)	(475)
Return On Average Capital Employed (ROACE)	(%)
Reported		10.7	12.5	21.5	23.9	13.7	15.6	16.6	19.5	20.3	20.5
Adjusted								15.9	20.5	22.7	19.3
Leverage		0.41	0.32	0.32	0.35	0.39	0.48	0.29	0.27	0.16	0.38

(1)	From January 1, 2006 Eni’s subsidiaries operating in diversified sector (such as real estate services, insurance and financing intermediation, R&D and training services) are reported in the aggregate “Corporate and financing companies” with exception of Tecnomare which is reported in the Exploration & Production division (previously all these diversified activities were reported in the aggregate “Other activities”). The "Other activities” aggregate includes only Syndial SpA, a subsidiary which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain business which Eni exited in past years. In order to allow for comparison, 2005 data have been reclassified accordingly. Previous years data have not been reclassified.

Key market indicators	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Average price of Brent dated crude oil (1)		12.74	17.87	28.39	24.46	24.98	28.84	38.22	54.38	65.14	72.52
Average EUR/USD exchange rate (2)		1.115	1.067	0.924	0.896	0.946	1.131	1.244	1.244	1.256	1.371
Average price in euro of Brent dated crude oil		11.43	16.75	30.73	27.30	26.41	25.50	30.72	43.71	51.86	52.90
Average European refining margin (3)		1.99	1.21	3.99	1.97	0.80	2.65	4.35	5.78	3.79	4.52
Euribor - three-month euro rate	(%)	5.0	3.0	4.4	4.3	3.3	2.3	2.1	2.2	3.1	4.3

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Contents

ENI FACT BOOK / ENI

Selected operating data	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Exploration & Production
Proved reserves of hydrocarbons at period end	(mmboe)	5,255	5,534	6,008	6,929	7,030	7,272	7,218	6,837	6,436	6,370
Reserve life index	(year)	13.0	14.0	14.0	13.7	13.2	12.7	12.1	10.8	10.0	10.0
Hydrocarbons production	(kboe/d)	1,038	1,064	1,187	1,369	1,472	1,562	1,624	1,737	1,770	1,736
Gas & Power
Sales of consolidated companies (including own consumption)	(bcm)	58.41	62.92	64.63	65.72	66.14	71.39	76.49	82.62	85.76	84.83
Sales of Eni’s affiliates (Eni’s share)	(bcm)	0.16	0.16	0.87	1.38	2.40	6.94	5.84	7.08	7.65	8.74
Total sales and own consumption (G&P)	(bcm)	58.57	63.08	65.50	67.10	68.54	78.33	82.33	89.70	93.41	93.57
E&P gas sales (1)	(bcm)							4.70	4.51	4.69	5.39
Worldwide gas sales	(bcm)	58.57	63.08	65.50	67.10	68.54	78.33	87.03	94.21	98.10	98.96
Natural gas transported on behalf of third parties in Italy	(bcm)	6.07	6.90	9.45	11.41	19.11	24.63	28.26	30.22	30.90	30.89
Electricity sold	(TWh)			4.77	6.55	6.74	8.65	16.95	27.56	31.03	33.19
Refining & Marketing
Throughputs on own account	(mmtonnes)	42.33	40.65	41.27	39.99	37.73	35.43	37.69	38.79	38.04	37.15
Balanced capacity of wholly-owned refineries at period end	(kbbl/d)	664	664	664	664	504	504	504	524	534	544
Sales of refined products	(mmtonnes)	54.19	51.82	53.46	53.24	52.24	50.43	53.54	51.63	51.13	50.15
Retail sales	(mmtonnes)	14.37	14.21	13.92	14.11	13.71	14.01	14.40	13.72	12.48	12.65
Service stations at year end	(units)	12,984	12,489	12,085	11,707	10,762	10,647	9,140	6,282	6,294	6,441
Average throughput per service station	(kliters/y)	1,512	1,543	1,555	1,621	1,674	1,771	1,970	1,926	2,470	2,486
Engineering & Construction
Orders acquired	(million euro)	3,248	2,600	4,726	3,716	7,852	5,876	5,784	8,395	11,172	12,011
Order backlog at year end	(million euro)	4,934	4,439	6,638	6,937	10,065	9,405	8,521	10,122	13,191	15,390

Employees at year end	(units)	78,906	72,023	69,969	72,405	80,655	76,521	70,348	72,258	73,572	75,862

(1)	Include E&P gas sales in Europe (4.70 bcm, 4.51 bcm, 4.07 bcm and 3.59 bcm, in 2004, 2005, 2006 and 2007 respectively) and in the Gulf of Mexico (0.62 bcm and 1.80 bcm in 2006 and 2007 respectively).

Contents

ENI FACT BOOK / ENI

Share data	Italian GAAP	IFRS

(million euro)	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Net profit (1)	(euro)	0.58	0.71	1.44	1.98	1.20	1.48	1.87	2.34	2.49	2.73
Dividend	(euro)	0.310	0.362	0.424	0.750	0.750	0.750	0.90	1.10	1.25	1.30
Dividend pertaining to the year (2)	(million euro)	1,239	1,446	1,664	2,876	2,833	2,828	3,384	4,086	4,594	4,750
Cash flow	(euro)	1.72	2.06	2.65	2.07	2.76	2.87	3.31	3.97	4.59	4.23
Dividend yield (3)	(%)	2.9	3.4	3.2	5.6	5.2	5.1	4.9	4.7	5.0	5.3
Net profit per ADR (4)	($)	1.36	1.43	2.71	3.52	2.52	3.72	4.66	5.81	6.26	7.49
Dividend per ADR (4)	($)	0.64	0.47	0.72	1.48	1.71	1.83	2.24	2.74	3.14	3.56
Cash flow per ADR (4)	($)	4.02	4.16	4.98	3.75	5.79	7.22	8.96	9.40	11.53	11.60
Dividend yield per ADR (3)	(%)	2.6	3.2	3.0	6.2	5.8	5	5.0	4.7	5.0	5.3
Pay-out	(%)	53	51	29	37	62	51	48	46	50	47
Number of shares at December 31 representing share capital	(million)	4,000.1	4,001.1	4,001.1	4,001.3	4,001.8	4,002.9	4,004.4	4,005.4	4,005.4	4,005.4
Average number of share outstanding in the year (5) (fully diluted)	(million)	4,000.1	4,001.3	3,995.1	3,911.9	3,826.9	3,778.4	3,771.7	3,763.4	3,701.3	3,669.2
TSR	(%)	10.1	(0.4)	29.2	6.0	13.1	4.3	28.5	35.3	14.8	3.1

(1)	Calculated on the average number of Eni shares outstanding during the year.
(2)	Amounts due on the payment of the balance of 2007 dividend are estimated.
(3)	Ratio between dividend of the year and average share price in December.
(4)	One ADR represents 2 shares. Net profit, dividends and cash flows data were converted using average exchange rates. Dividends data were converted at the Noon Buying Rate of the pay-out date.
(5)	Calculated by excluding own shares in portfolio.

Share information	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Share price - Milan Stock Exchange
High	(euro)	13.80	12.60	14.50	15.60	17.15	15.75	18.75	24.96	25.73	28.33
Low	(euro)	9.19	10.18	9.54	11.56	12.94	11.88	14.72	17.93	21.82	22.76
Average	(euro)	11.28	11.40	11.78	14.10	15.29	13.64	16.94	21.60	23.83	25.10
End of the period	(euro)	11.21	10.88	13.64	14.05	15.15	14.96	18.42	23.43	25.48	25.05
ADR price (1) - New York Stock Exchange
High	($)	73.50	69.00	64.88	69.70	82.11	94.98	126.45	151.35	67.69	78.29
Low	($)	50.50	52.38	46.56	52.50	60.90	66.15	92.35	118.50	54.65	60.22
Average	($)	63.04	60.94	54.18	63.22	72.20	77.44	105.60	134.02	59.97	68.80
End of the period	($)	67.75	55.13	64.31	61.96	78.49	94.98	125.84	139.46	67.28	72.43
Average daily exchanged shares	(million share)	11.1	12.3	17.3	17.4	19.4	22.0	20.0	28.5	26.2	30.5
Value	(million euro)	126.0	141.0	203.9	245.0	295.4	298.5	338.7	620.7	619.1	773.1
Number of shares outstanding at period end (2)	(million)	4,000.1	4,001.1	3,956.7	3,846.9	3,795.1	3,772.3	3,770.0	3,727.3	3,680.4	3,656.8
Market capitalization (3)
EUR	(billion)	44.8	43.5	54.0	54.0	57.5	56.4	69.4	87.3	93.8	91.6
USD	(billion)	52.5	44.0	50.7	48.1	60.4	71.1	94.9	104.0	117.8	264.9

(1)	Effective January 10, 2006 a 5:2 stock split was made.
(2)	Excluding treasury shares.
(3)	Number of outstanding shares by reference price at period end.

Data on Eni share placements	1995	1996	1997	1998	2001
Offer price	(euro/share)	5.42	7.40	9.90	11.80	13.60
Number of share placed	(million)	601.9	647.5	728.4	608.1	200.1
of which through bonus shares	(million)		1.9	15.0	24.4	39.6
Percentage of share capital (1)	(%)	15.0	16.2	18.2	15.2	5.0
Proceeds	(million euro)	3,254	4,596	6,869	6,714	2,721

(1)	Refers to share capital at December 31, 2007.

Contents

ENI FACT BOOK / ENI

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION

Key performance indicators		2004	2005	2006	2007
Net sales from operations (a)	(million euro)	15,346	22,531	27,173	27,278
Operating profit		8,185	12,592	15,580	13,788
Adjusted operating profit		8,202	12,903	15,763	14,051
Adjusted net profit		4,033	6,186	7,279	6,491
Capital expenditures		4,853	4,965	5,203	6,625
of which: exploratory expenditures (b)		499	656	1,348	1,659
Adjusted capital employed, net at year end		17,937	20,206	18,590	24,643
Adjusted ROACE	(%)	22.7	32.4	37.5	30.0
Average realizations:
- Liquids	($/bbl)	34.73	49.09	60.09	67.70
- Natural gas	($/mmcf)	3.89	4.49	5.29	5.42
- Total hydrocarbons	($/boe)	30.40	41.06	48.87	53.17
Production (c):
- Liquids	(kbbl/d)	1,034	1,111	1,079	1,020
- Natural gas	(mmcf/d)	3,387	3,595	3,964	4,114
- Total hydrocarbons	(kboe/d)	1,624	1,737	1,770	1,736
Net proved reserves (c) (d):
- Liquids	(mmbbl)	4,008	3,773	3,481	3,219
- Natural gas	(bcf)	18,435	17,591	16,965	18,090
- Total hydrocarbons	(mmboe)	7,218	6,837	6,436	6,370
Reserve life index	(year)	12.1	10.8	10.0	10.0
Reserve replacement ratio of subsidiaries (SEC criteria)	(%)	91	43	38	38
Reserve replacement ratio including equity-accounted entities (d)	(%)	91	40	38	90
Employees at year end	(units)	7,477	8,030	8,336	9,334

(a)	Before elimination of intragroup sales.
(b)	Includes exploration bonuses.
(c)	Includes Eni’s share of equity-accounted entities.
(d)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - HIGHLIGHTS

2007 Highlights
I AGREEMENT FOR THE DEVELOPMENT PROJECT
        OF THE KASHAGAN OILFIELD
  On January 14, 2008, all parties to the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh Authorities signed a memorandum of understanding to settle a dispute commenced in August 2007 regarding conditions and rights for developing and exploiting the Kashagan field. The agreement establishes a renewed economic equilibrium of the contract in consideration of changed market conditions and provides stability for the project execution which will continue to play a fundamental role in Eni’s future.

I AGREEMENTS IN VENEZUELA

  On February 15, 2008 Eni and the Venezuelan Authorities reached a final settlement over the dispute regarding the expropriation of the Dación field which took place on April 1, 2006. Under the terms of the settlement, Eni will receive cash compensation in line with the carrying value of the expropriated asset. Eni believes this settlement represents an important step towards improving and strengthening cooperation with PDVSA.
  As part of improving cooperation with the Venezuelan State oil company PDVSA, on February 29, 2008 the two partners signed a strategic agreement for the development of the Junin Block 5 located in the Orinoco oil belt. This block covering a gross acreage of 670 square kilometers holds a resource potential estimated to be in excess of 2.5 bbbl of heavy oil. Once relevant studies have been performed and a development plan defined, a joint venture between PDVSA (60%) and Eni (40%) will be established to execute the project. Eni intends to contribute its experience and leading technology to the project in order to maximize the value of the heavy oil. In particular, it will make available its EST (Eni Slurry Technology) proprietary technology. This is a highly innovative technology for the complete conversion of heavy oils into high-quality light products.

I FINANCIAL RESULTS

  Adjusted net profit for the full year was euro 6,491 million, a decline of euro 788 million from 2006 (down 10.8%) reflecting a lower operating performance impacted by the appreciation of the euro over the dollar, rising costs and lower production volumes sold.
  Return on average capital employed calculated on an adjusted basis was 30% in 2007, lower than in 2006 (37.5%).

  Average liquids and gas realizations increased in dollar terms by 8.8% from 2006 due to slightly higher oil realizations as compared to the marker Brent as a consequence of a reduction in sour crude discounts in the marketplace.

I PORTFOLIO DEVELOPMENTS

  Made important transactions to acquire oil and gas assets in the Gulf of Mexico from Dominion Resources and in onshore Congo from Maurel & Prom with total expenditures amounting to euro 4.52 billion. In 2008 these assets are expected to produce approximately 100 kboe/d under Eni Brent price assumptions.
  Purchased in partnership with Enel (Eni 60%, Enel 40%) a 100% interest in OAO Arctic Gas Co, ZAO Urengoil Inc, OAO Neftegaztechnologia as part of the liquidation procedure of bankrupt Russian company Yukos. The acquired entities are engaged in exploration and development of large predominantly gas reserves, amounting to approximately 2.5 bboe of resources net to Eni according to a 30% interest determined assuming Gazprom exercises its call option to acquire a 51% stake in the three companies. Through the same transaction Eni also purchased a 20% stake in the oil and gas company OAO Gazprom Neft. Eni granted Gazprom a call option to purchase the 20% stake in OAO Gazprom Neft. The cash consideration for these transactions amounted to euro 3.73 billion net to Eni.
  Signed a major agreement with NOC, the Libyan National Oil Corporation. The agreement provides for the extension of the duration of Eni’s mineral rights in Libya, for oil properties until 2042 and for gas properties until 2047, and the launch of large projects aiming at monetizing substantial gas reserves and overhauling offshore exploration activities. This deal further strengthens Eni’s competitive position in Libya, reaffirming its leadership among the international oil companies engaged in this country. Relevant agreements are effective from January 1, 2008.
  Announced in November 2007 the terms of recommended cash offer to acquire the entire issued share capital of the UK-based oil company Burren Energy plc. Total cash consideration is expected to amount to approximately euro 2.4 billion. Burren holds producing assets in Congo and Turkmenistan flowing at a rate of over 25 kboe/d and partners Eni in the Congolese assets that Eni bought from Maurel & Prom. Burren also owns a number of exploration licenses in Egypt, Yemen and India. On January 11, 2008 Eni declared its recommended offer to be unconditional and at the end of February held a 96.9% stake in the company share capital.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - HIGHLIGHTS

  Signed a gas sale agreement between the consortium conducting operations at the Karachaganak field (Eni is cooperator with a 32.5% stake) and KazRosGaz, a joint venture established by the Kazakh and Russian companies KazMunaiGaz and Gazprom. This agreement lays the foundations for the development of gas reserves of the field.
  Acquired a 13.6% stake in Angola LNG Ltd Consortium responsible for the construction of an LNG plant. It will be designed with a processing capacity of 1 bcf/d of natural gas and produce 5.2 mmtonnes a year of LNG and related products.
  Acquired a 70% interest in the Nikaitchuq oilfield in Alaska, in which Eni reached both the 100% ownership and the operatorship. Production start-up is expected at the end of 2009.
  Awarded 26 new exploration licenses in Gulf of Mexico following an international bid procedure. The acquired acreage is estimated to have a significant mineral potential and is located near to Eni’s production facilities in the area.
  Signed an agreement to extend duration of the development and production licence for oilfield of Block 403 (Eni’s interest 50%) with Sonatrach in Algeria. In 2007 production from this block represented approximately 14% of Eni’s total production in the country.

I PRODUCTION

  Oil and natural gas production for the full year averaged 1.736 mmboe/d, down by 1.9% compared with 2006. Production performance was impacted by mature field declines, price impacts in certain Production Sharing Agreements (PSAs), disruptions and unplanned events in Nigeria, the North Sea and Venezuela. Partially offsetting these effects was the benefit of the acquired assets in the Gulf of Mexico and Congo as well as the organic growth achieved in Libya, Egypt and Kazakhstan. The production of liquids and natural gas was in line with 2006 under the assumption of Brent crude oil prices at $55 per barrel in determining volume entitlements in certain PSAs.
  Leveraging on the contribution of the acquired assets and organic growth Eni expects to deliver a 4.5% compound average growth rate over the next four-year period, targeting a production level in excess of 2.05 mmboe/d by 2011 under Eni’s Brent scenario at $55 per barrel.
I ESTIMATED NET PROVED RESERVES
  Estimated net proved reserves at December 31, 2007 were 6.37 bboe (down 1% from 2006) determined based on a year-end Brent price of $96.02 per barrel. The amount of proved reserves comprised 30% of quantities of the three equity accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies. All sources reserve replacement ratio was 90% with an average reserve life index of 10 years. Eni’s reserve replacement ratio calculated according to SEC criteria was 38% including only reserve additions of consolidated subsidiaries.
  In the medium term, Eni expects to more than replace produced reserves leveraging on the contribution of acquired assets and the high mineral potential of Eni’s assets located in core areas such as the Caspian Sea, West and North Africa and North Sea.

I EXPLORATION AND DEVELOPMENT EXPENDITURES

  In 2007, exploration expenditures amounted to euro 1,659 million (up 23% from 2006) to execute a very extensive campaign in well established areas of presence. A total of 81 new exploratory wells were drilled (43.5 of which represented Eni’s share) in addition to 28 exploratory wells in progress at year end. The overall commercial success rate was 40% (38% net to Eni). The main discoveries were made in: Angola, Brazil, Congo, Egypt, Indonesia, Nigeria, Norway, Pakistan, the United Kingdom, the Gulf of Mexico and Alaska. New acreage was acquired with an extension of 26,000 square kilometers (net to Eni, 95% operated).
  Development expenditures were euro 4,788 million (up 32% from 2006) and were deployed mainly in Kazakhstan, Angola, Egypt, Italy and Congo.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - STRATEGIES

Strategies
Eni’s Exploration & Production business boasts strong competitive positions in a number of strategic oil and gas basins in the world, namely the Caspian Region, North and West Africa, Russia and the Gulf of Mexico. A high-profile asset base, long-standing relationships with key host countries and an attractive pipeline of capital projects and investment opportunities will enable Eni to deliver above-peer growth and returns on both the short and the long-term. Our excellent track record of successfully bringing on stream core projects and integrating acquired assets underpins our ambitious production and reserve replacement targets to 2011 and beyond. Consistent with this goal, strategic guidelines for Exploration & Production division have remained basically unchanged in the years, as follows:

  Maintain strong production growth;

  Ensure medium to long-term business sustainability by focusing on reserve replacement;

  Develop new projects to fuel future growth; and

  Develop the LNG business.

In order to carry out these strategies, over the next four years Eni intends to invest approximately euro 29.8 billion to fund organic growth and exploration initiatives. In addition, further euro 3.7 billion will be spent to upgrade our natural gas storage sites in Italy and execute of LNG projects through equity-accounted entities.

MAINTAIN STRONG
PRODUCTION GROWTH

Eni’s strategy focuses on delivering production growth with improving returns. To achieve this, we leverage on the quality of our asset portfolio and strong pipeline of capital projects. We concentrate our efforts and involvement in some of the world’s fastest-growing oil and gas regions where we hold solid market positions and established relationships with host countries. We manage the decline of our mature fields by applying the most cost-effective technologies and operations management systems to maximize the commercial recovery of hydrocarbons.
Eni’s assets are well balanced between mature producing fields and fields that are at the early stages of their producing cycles with significant opportunities for growth. Mature areas include mainland and offshore Italy, the North Sea and certain basins in Egypt and Libya. Our main drivers for future growth are oil reserves located in the Caspian Sea, Angola, Congo and Alaska, and gas reserves in Libya, Russia, the Nile Delta and Nigeria. In 2007, Eni invested euro 4.8 billion on developing activities. In the next four years, the Company plans to invest approximately euro 25.1 billion evenly allocated among projects designed to counteract mature field declines, projects to fuel growth over the medium-term and long-term growth projects.

PRODUCTION: 2007 AND OUTLOOK
Oil and natural gas production for the year averaged 1.736 mmboe/d, down by 1.9% compared with 2006. Production performance was impacted by mature field declines, price impacts in certain Production Sharing Agreements (PSAs), disruptions and unplanned events in Nigeria, the North Sea and Venezuela. Partially offsetting these effects was the benefit of the acquired assets in the Gulf of Mexico and Congo as well as the organic growth achieved in Libya, Egypt and Kazakhstan. The production of liquids and natural gas was in line with 2006 under the assumption of Brent crude oil prices at $55 per barrel in determining volume entitlements in certain PSAs.
During the year, we achieved a number of field start-ups: (i) in the Gulf of Mexico we started the San Jacinto (Eni’s interest 53.3%), Q (Eni’s interest 50%) and Spiderman (Eni’s interest 36.7%) field that we acquired in the year. A production plateau of 25 kboe/d has already been achieved; (ii) offshore Angola, the Marimba field (Eni’s interest 20%) is expected to peak at 39 kboe/d (7 net to Eni) in 2008; (iii) in the North Sea, the Blane (Eni’s interest 18%) and West Franklin (Eni’s interest 21.87%) fields with a peak production of 4 kboe/d each net to Eni.
In the medium-term, Eni expects to achieve a production level in excess of 2.05 mmboe/d, corresponding to an average annual growth rate of 4.5% over the 2007-2011 four-year period under Eni’s Brent price scenario at $55 per barrel in 2011. Looking forward, Eni projects an approximately 3% annual growth rate until 2014 under Eni’s long term price scenario of $50 per barrel in real terms 2011. These targets will be achieved through the integration of the assets acquired in 2007 and organic growth. The main drivers of our future growth will be:
  Project start-ups, particularly in Russia, Angola, Kazakhstan and Alaska. Certain projects are currently being executed; others are in the appraisal phase or waiting for sanctioning;
  Extension of our long-life fields including Karachaganak in Kazakhstan, the Western Libyan Gas project, Val d’Agri in Italy, Forcados in Nigeria, M’Boundi in Congo, and, in perspective, Kashagan;

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - STRATEGIES

  Monetization of stranded gas reserves trough LNG projects, mainly in Nigeria, Egypt, Angola and, in the long-term, Libya.

ENSURE MEDIUM TO LONG-TERM BUSINESS SUSTAINABILITY BY FOCUSING ON RESERVE REPLACEMENT

Eni intends to pay special attention to reserve replacement in order to ensure the medium to long-term sustainability of its business. We will pursue this goal by:

  optimizing our portfolio of development properties by focusing on core areas, seeking new strategic opportunities and divesting marginal assets;
  searching for new exploration opportunities targeting a sound balance between high risk/high reward initiatives and established/mature projects.

In 2007 Eni added approximately 5.1 bboe to its resource base. The acquisitions executed in Russia, the Gulf of Mexico, Congo, Angola and Alaska contributed with 4 bboe to additions for the year. Successful exploration brought in a further 1.1 bboe. Between 2004 and 2007, exploration reserves were approximately 810 mmboe on yearly average for a cumulative amount of 3.24 bboe, higher than our cumulative production over the same period. Positive contributions came from both legacy countries such as Nigeria, Angola, Egypt and Kazakhstan and new frontier areas such as the Barents Sea and the ultra-deep waters of the Gulf of Mexico. Eni’s resource base now stands at 28 bboe and will secure 43 years of production at current rates. In the medium term, Eni expects to more than replace produced reserves leveraging on the contribution of acquired assets and the high mineral potential of Eni’s assets located in core areas such as the Caspian Sea, West and North Africa and the North Sea. This target is consistent with the company’s assumptions for oil prices.
Exploration activities will play a crucial role in enlarging Eni’s resource base in order to fuel new production, and in securing access to new opportunities. In light of this, management will devote a great deal of focus and effort to exploration. In 2007, Eni exploration expenditures amounted to euro 1,659 million (up 23% from 2006) to execute a very extensive campaign in well established areas of presence. A total of 81 new exploratory wells were drilled (43.5 of which represented Eni’s share), in addition to 28 exploratory wells in progress at year-end. The overall commercial success rate was 40% (38% net to Eni). In 2007 we acquired new acreage for an extension of approximately 26,000 square kilometers (95% operated), particularly in Congo, Norway, Nigeria, Pakistan, the United Kingdom, the Gulf of Mexico and Alaska.

In the next four years, management plans to invest a cumulative euro 4.7 billion in exploratory projects. The cornerstones of Eni’s exploration strategy are:
  to concentrate resources in core areas: approximately 70% of planned expenditures will be directed to 10 countries;
  to conduct activities in recently acquired areas with high risk/high reward opportunities;
  to optimize our exploration portfolio;
  to selectively assess opportunities to enhance the competitiveness of Eni’s full-cycle production costs.

Eni intends to concentrate investments in well established areas of presence where availability of production facilities, existing competencies and long-term relationships with host countries will enable Eni to readily put in production discovered resources, reducing the time to market and capturing synergies. On the other hand, Eni expects to selectively pursue high risk/high reward opportunities arising from expansion in areas with high mineral potential. As of December 31, 2007, Eni’s mineral right portfolio consisted of 1,220 exclusive or shared rights for exploration and development in 36 countries on five continents for a total net acreage of 394,490 square kilometers. Of these 37,642 square kilometers regarded development properties. Over the last four years, Eni has renewed approximately 70% of its exploration acreage. Furthermore, acquired assets in Russia, the Gulf of Mexico and Congo contributed to increase Eni’s portfolio diversity and exposure to less risky areas.

DEVELOP THE LNG BUSINESS

Eni operates its gas business as an integrated portfolio in order to fully extract value from the gas chain and monetize its large gas reserves. Liquefied Natural Gas is a key part of this strategy. Eni intends to build a global LNG business, aiming at:

  exploiting gas equity availability in order to supply the attractive markets of Europe and North America;
  growing LNG production in areas with high potential and low producing costs;
  purchasing interests in liquefaction plants in order to support development of the LNG business.

Net liquefaction capacity in 2007 was 339 bcf, mainly concentrated in Nigeria, Egypt, Australia and Indonesia and is expected to expand to 399 bcf in 2011 and 664 bcf in 2014. Equity gas supplies to LNG plants amounted to 162 bcf in 2007, and are expected to reach 258 bcf in 2011 and 516 bcf in 2014. Eni also plans to acquire capacity entitlements in certain re-gasification facility in order to secure the necessary commercial outlets to its LNG availability. Key re-gasification projects are disclosed in the Gas & Power section.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

MAIN START-UPS 2008-2011	Year	w. i.	Operatorship	Peak 100%
Algeria
Rom Integrated	2010		X	20 kboe/d
Angola
Mondo	2008	20%		100 kboe/d
Saxi-Batuque	2008	20%		100 kboe/d
Australia
Blacktip	2009	100%	X	14 kboe/d
Congo
Awa Paloukou	2008	90%	X	14 kboe/d
M’Boundi water injection	2009	81%	X	35 kboe/d
M’Boundi Gas	2010	100%	X	22 kboe/d
Egypt
Denise	2008	50%	X	38 kboe/d
Taurt	2008	50%		38 kboe/d
Seth	2010	50%		25 kboe/d
Damietta, Train 2	2011			130 kboe/d
Italy
Val d’Agri, Phase 2	2011	60.77%	X	20 kboe/d
Kazakhstan
Kashagan, Phase 1	2011	16.8%	X	450 kboe/d
Nigeria
Bonny LNG, Train 6	2008			90 kboe/d
Oyo	2009	40%	X	29 kboe/d
Bonga NW	2011	12.5%		24 kboe/d
Norway
Tyrhians	2009	6.2%		90 kboe/d
Morvin	2010	30%		45 kboe/d
Goliat	2011	65%	X	83 kboe/d
Marulk	2011	20%	X	30 kboe/d
Pakistan
Badhra	2008	40%	X	5.5 kboe/d
Russia
Russia, Phase 1	2010	29.4%	X	150 kboe/d
Tunisia
Baraka & Maamoura	2009	100%	X	13 kboe/d
Turkmenistan
Nebit Dag		100%	X	35 kboe/d
United Kingdom
Burghley	2009	21.9%		17 kboe/d
Jasmine	2011	33%		94 kboe/d
United States
Oooguruk	2008	30%		18 kboe/d
Nikaitchuq	2009	100%	X	26 kboe/d
Longhorn	2009	75%	X	29 kboe/d
Thunderhawk	2010	25%		36 kboe/d
Venezuela
Corocoro	2008	26%		66 kboe/d

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

ACTIVITY AREAS

ITALY
Eni has been operating in Italy since 1926. In 2007 Eni’s oil and gas production amounted to 212 kboe/d. Eni’s activities in Italy are deployed in the Adriatic Sea, the Central Southern Apennines, mainland and offshore Sicily and the Po Valley on a total acreage of 25,991 square kilometers (20,664 net to Eni). Eni’s exploration and development activities in Italy are regulated by concession contracts.
Production is expected to remain stable in the medium term despite mature field declines, due to the continued ramp up of production in Val d’Agri, ongoing development projects and planned initiatives for counteracting mature fields decline, particularly in gas fields.

Adriatic Sea
Production Fields in the Adriatic Sea accounted for 30% of Eni’s domestic production in 2007. Main operated

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

fields are Barbara (155 mmcf/d net to Eni), Angela-Angelina (64 mmcf/d), Porto Garibaldi (57 mmcf/d) and Cervia (46 mmcf/d). In 2007 production started at the Tea-Arnica-Lavanda gas field, peaking at 35 mmcf/d. This field was linked to Ravenna Mare facility.
Activities for the year concerned mainly the optimization of the Cervia, Barbara, Bonaccia and Emma gas fields by means of sidetrack and infilling action aimed at supporting production levels. In 2008 these actions will be completed also on the Fratello, Luna, Squalo and Giovanna fields.
Exploration Exploration activity concerned the assessment of the residual mineral potential of this area.

Central-Southern Apennines
Production Eni is operator of the Val d’Agri concession (Eni’s interest 60.77%) in Basilicata Region, resulting from the unitization of the Volturino and Grumento Nova concessions made in late 2005. Production from the Monte Alpi, Monte Enoc and Cerro Falcone fields is fed by 22 production wells of the 47 foreseen by the sanctioned development plan and is supported by the Viggiano oil center with a treatment capacity of 104 kbbl/d. Oil produced is carried to Eni’s refinery in Taranto via a 136-kilometer long pipeline. In 2007 the Val d’Agri concession produced 106 kboe/d (65 net to Eni) corresponding to 31% of Eni’s production in Italy. During the year the drilling program was continued along with the upgrade of production facilities.
The first development phase of the Candela gas field was completed trough linking at existing facilities with an initial flow of 3,531 cf/d.
Development The main project underway concerns the development of the oil and gas Miglianico field located in the onshore of the Abruzzi Region. Three development wells have been drilled and are expected to be linked to oil treatment facilities. Processed volumes of oil will be delivered to the logistic structures of the Refining & Marketing division. The production volumes of gas will be input into the Italian natural gas transportation network. Production is expected to start in the second half of 2009 peaking at 7 kboe/d.
The Annamaria gas field will be developed by linking 6 production wells to the Fano facility. Production is expected to start in the second half of 2009 and to plateau at 4 kboe/d. Development is underway at the Capparuccia gas field with the drilling of a second production well and the construction of a treatment station. Start-up is expected in 2009.
Exploration Exploration activity was successful in the onshore of the Abruzzi Region with Colle Sciarra 1 gas discovery well.

Sicily
Production Eni is operator of 15 production concessions onshore and offshore Sicily Region. Its main fields are Gela, Ragusa, Giaurone, Fiumetto and Prezioso, which in 2007 accounted for 9% of Eni’s production in Italy. In 2007, the Fiumetto 1 well was started-up with production of 600 boe/d. Other activities regarded work-over, infilling and upgrading of facilities at the Gela and Gagliano fields for the recovery of the residual mineral potential.
Development The main development projects underway target the onshore Pizzo Tamburino (natural gas) and Tesauro (oil) fields. At Pizzo Tamburino two producing wells are being drilled (one was completed in 2007), that will be linked to the Gagliano station through a 16-kilometer pipeline. The first well is flowing at 1,000 boe/d; the second one is expected to start production at the end of 2009. The recovery of the residual reserves of the Tesauro field will be obtained by drilling two wells that are expected to be linked to the Ragusa treatment station, with an increase in production of 1,000 boe/d.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

Exploration Exploration activity regarded the onshore mineral potential of the natural gas reserves.

Po Valley
Production Gas fields in the area accounted for 3% of Eni’s production in Italy in 2007. Activities in the year regarded mainly optimization actions at the Tribiana and Cascina Cardana fields by means of sidetracking and upgrading of facilities.

NORTH AFRICA

Algeria
Eni has been present in Algeria since 1981. In 2007, Eni’s oil production averaged 88 kboe/d. Operating activities are located in the Bir Rebaa area in the South-Eastern desert and include the following exploration and production blocks: (a) Blocks 403 a/d (Eni’s interest 100%); (b) Blocks 401a/402a (Eni’s interest 55%); (c) Blocks 403 (Eni’s interest 50%) and 404a (Eni’s interest 12.25%); (d) Blocks 212 (Eni’s interest 22.38%) and 208 (Eni’s interest 12.25%). Gross acreage of Eni’s interests in Algeria was 11,432 square kilometers (3,041 net to Eni).
Exploration and production activities in Algeria are regulated by Production Sharing Agreements (PSAs) and concession contracts.
In the medium-term, production is expected to decline slightly due to mature fields decline.

BLOCKS 403 a/d
Production Production in the area is supplied mainly by the HBN and Rom and satellite fields and accounted for approximately 23% of Eni’s production in Algeria in 2007.
Development The main project underway is the integrated development of the Rom and satellites reserves (Zea, Zek and Rec) following a reappraisal of the resources in this area. Current production is collected at Rom’s Central Production Facility and delivered to the treatment centre in Bir Rebaa North in Block 403. The project provides construction of a new oil treatment plant with a capacity of 32 kboe/d and water and gas injection. Associated gas is currently flared at the Rom satellite center. As a result, flared gas is expected to be reduced by approximately 90%, as required by applicable Algerian laws. Production is expected to start in 2011.

BLOCKS 401a/402a
Production in the area is supplied mainly by the Rod and satellite fields. Blocks 401a/402a accounted for approximately 22% of Eni’s production in Algeria in 2007. Infilling activities are being performed in order to maintain the current production plateau.	BLOCK 403
The main fields in the area are BRN, BRW and BRSW. Block 403 accounted for approximately 14% of Eni’s production in Algeria in 2007. Extensive exploration activity is being performed. In October 2007, Eni and the Algerian state company Sonatrach signed an agreement for the renewal of the development and production concession on this block.

BLOCK 208
Block 208 is located South of Bir Rebaa. The El Merk Synergy plan for the development of this block in conjunction with the development of adjoining blocks operated by other companies is the main project underway in Algeria. The project scheme provides the construction of a Central Production Facility. Start-up is expected beyond 2011. In 2007 basic engineering work was completed.

Egypt
Eni has been present in Egypt since 1954 and is the first international oil operator with a gross production amounting to 586 kboe (238 net to Eni) in 2007, on a total acreage of 24,443 square kilometers (14,469 net to Eni).
Eni’s main producing liquid fields are located in the Belayim concession (Eni’s interest 100%) offshore the Gulf of Suez. Gas production mainly comes from the operated or participated concession of North Port Said (former Port Fouad, Eni’s interest 100%), Baltim (50% interest), Ras el Barr (50% interest, non operated) and el Temsah (50% interest) offshore the Nile Delta. In 2007 production from these concessions also including a portion of liquids accounted for 90% of Eni’s production in Egypt.
Exploration and production activities in Egypt are regulated by concession contracts and PSAs.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

Production is expected to increase in the next four years reflecting ongoing development of gas reserves, despite expected mature oil field declines. In the medium term with a production level of 240 kboe/d, Egypt confirms to be one of Eni’s largest oil and gas producing countries.

GULF OF SUEZ
Production Liquid production mainly came from the Belayim field, Eni’s first large discovery of oil in Egypt, which produced 51 kbbl/d net to Eni in 2007. Other producing assets are located in the Ashrafi concession which in 2007 produced 3 kbbl/d.
Development Development activities are ongoing in the western section of the Ashrafi concession with underwater completion and linkage of new producing wells to existing facilities that will be upgraded.
Exploration Exploration activity aims at the recovery of the residual mineral potential of this area. In 2007 discoveries were made in the Belayim Marine offshore permit in the nearby of producing fields. In addition 2 exploratory wells are in progress at year end.

NILE DELTA

North Port Said
Production Eni’s production for the year amounted to 389 mmcf/d net to Eni. In 2007 production started at the Semman field which was linked by sealines to the production facilities existing in the area. Production is expected to plateau at 46 mmcf/d net to Eni.
Part of the production of this concession is supplied to the NGL (natural gas liquids) plant owned by United Gas Derivatives Co (Eni’s interest 33%) with a treatment capacity of 1.1 bcf/d of natural gas and a yearly production of 365 ktonnes of propane, 283 ktonnes of LPG and 1.8 mmbbl of condensates.
Development Ongoing development activities aim at supporting the current gas production level. Recovery of the residual mineral potential of the Faryouz field is underway by means of sidetracking and upgrading of facilities aimed at increasing treatment capacity to 18 mmcf/d and 1 kbbls/d of condensates. Upgrading progressed at the el Gamil compression facility to support the el Temsah and Ras el Barr production concessions.

BALTIM
Production In this concession Eni’s production for the year amounted to 106 mmcf/d.

RAS EL BARR
Production This concession contains three fields: Ha’py, Akhen and Taurt. Eni’s production in 2007 amounted to 177 mmcf/d.
Development Ongoing development activities aim at supporting the current gas plateau. Development activities are underway to produce estimated recoverable gas reserves amounting to 890 bcf in the offshore Taurt field. This project provides the drilling of production wells which are expected to be linked by sealines and umbilicals to existing onshore treatment facilities. Production is expected to start in the second half of 2008.

EL TEMSAH
Production Eni’s production in 2007 amounted to 48 kboe/d due to the ramp-up of the Temsah 4 and full production of the Temsah NW 2 production platforms.
Development Ongoing development activities aim at reaching a gas production peak of 171 kboe/d (51 net to Eni) in 2008. The Denise development project envisages two phases: (i) the drilling of 4 producing wells to be linked to currently being upgraded facilities installed on the Temsah NW 2 platform; (ii) the drilling of 4 additional production wells linked to the Denise B platform. Production start-up is expected in the first half of 2008.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

EXPLORATION IN THE NILE DELTA AREA
An extensive exploration campaign is underway for assessing the large mineral potential of the Nile Delta area. Exploration achieved a significant gas discovery with the Satis-1 (Eni’s interest 50%) well drilled at a depth of over 6,500 meters. Also successful exploration led to the Andaleeb-1 and Aten-1 discoveries. In addition 4 exploratory wells are in progress at year end.

WESTERN DESERT
Other production activities are located in the Western Desert, in particular in the Melehia (Eni’s interest 56%) and West Razzak (Eni’s interest 80%) development permits containing mainly oil. Concessions in the Western Desert accounted for approximately 8% of Eni’s production in Egypt in 2007.
Exploration activity yielded positive results with near field discoveries in the Melehia and West Razzak permits and in the East Obayed exploration permit (Eni’s interest 100%) with the Faramid-1 exploration well. In addition 1 exploratory well is in progress at year end.

THE LNG BUSINESS IN EGYPT
Through its affiliate Unión Fenosa Gas Eni has an indirect participation in the Damietta natural gas liquefaction plant with a producing capacity of 5 mmtonnes/y of LNG corresponding to approximately 268 bcf/y of feed-gas. Eni is currently supplying 53 bcf/y to the first unit for a twenty-year period. Future supplies will be secured by developing the Taurt and Denise fields which are expected to supply 23 kboe/d of feed-gas to the first unit. The partners of this project are planning to double capacity by means of the construction of a second train seen operating in 2011. Eni will supply 88 bcf/y to the second train for a twenty-year period. The reserves have already been identified which are destined to feed this second train, including any additional amounts that must be developed to meet the country’s domestic requirement under existing laws. The sanction from relevant Egyptian Authorities is expected in the first half of 2008.

Libya
Eni started operations in Libya in 1959. In 2007 Eni’s oil and gas production averaged 252 kboe/d, the portion of liquids being 56%. Production activity is carried out in the Mediterranean offshore facing Tripoli and in the Libyan desert area, over a total acreage of approximately 37,749 square kilometers (33,289 net to Eni).
In October 2007, Eni signed a major petroleum agreement with NOC, the Libyan National Oil Corporation. The agreement provides the extension of Eni’s mineral rights in Libya until 2042 and 2047 for the oil and gas properties respectively, and the launch of large projects in gas monetization and exploration. This agreement will enable Eni to efficiently develop its long-life producing fields over a long time frame by applying its advanced techniques for maximizing the recoverability of hydrocarbons. The projects defined by the agreement regarded: (i) overhauling the exploration activities in high-potential areas where Eni is already present; (ii) monetizing additional and substantial gas reserves through the upgrading of the GreenStream export pipeline achieving an additional transport capacity of 106 bcf/y and the construction of a new LNG plant near Mellitah designed to produce 177 bcf/y equivalent of LNG to be marketed worldwide.
Under this agreement the properties owned by Eni have been grouped into six contract areas (onshore and offshore) regulated according to Production Sharing Agreements. Onshore the following areas have been identified: (i) area A including the former concession 82 (Eni’s interest 50%); (ii) Area B, former concessions 100 and the NC 125 field (Eni’s interest 50%); (iii) Area E with Block NC 174 (Eni’s interest 33.3%); (iv) Area F with

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

Block 118 (Eni’s interest 50%). Offshore areas are:
(i) Area C with the Bouri oil field (Eni’s interest 50%);
(ii) Area D with Blocks NC 41 and NC 169 (onshore) that feed the Western Libyan Gas Project (Eni’s interest 50%).
In the exploration phase, Eni is operator of four onshore blocks in the Muzurk basin (161/1, 161/2&4, 176/3) an in the Kufra area (186/1, 2, 3 & 4).
Eni’ s production in Libya is expected to post an increase in the medium term due to the expected ramp up of new mineral structures near the Western Libyan Gas Project fields, despite mature field declines. Eni targets a production level of approximately 250 kboe/d in the medium-term, making Libya Eni’s first hydrocarbon producing country.

AREA A
Located in the Eastern-Central Libyan desert, it includes five fields, started-up in 1984, which are linked to existing facilities at the nearby Bu Attifel field (Area B). In 2007 production from these fields amounted to 15 kbbl/day (approximately 7.5 net to Eni). An extensive exploration activity has been planned in the medium term to monetize the residual mineral potential of the area. Exploration activity yielded positive result in the year with the YY1-82 discovery well that showed oil bearing structures at 5,000 meters depth.

AREA B
Located in the Eastern-Central Libyan desert, it includes the Bu Attifel oil and gas field discovered in 1967 and started-up in 1972, as well as the smaller NC 125 field. Eni’s production in 2007 amounted to 104 kbbl/d (52 net to Eni). In the medium term an extensive drilling of infilling wells is aimed at recovering the residual mineral potential as supported by the upgrading of the gas compression plant.

AREA C
Production This area is located in the Mediterranean offshore facing Tripoli. The Bouri oil field, discovered in 1976, produced approximately 56 kbbl/d (approximately 17 net to Eni) in 2007. The field is exploited through two platforms linked to an FSO unit with a storage capacity of approximately 1.5 mmbbl.
Development A plan to monetize flaring gas is underway. Gas and condensates will be delivered by means of underwater pipelines to the Sabratha platform. Studies are underway for developing residual reserves by means of drilling in the western area of the reservoir. In addition, the replacement of the operating FSO unit is being assessed.

AREA D
Production The area includes the offshore NC41 block and the onshore NC169 block jointly developed in the Western Libyan Gas Project (Eni’s interest 50%). Production comes from: (i) the Wafa field that was started up in September 2004. In 2007 this field produced 136 kboe/d of liquids and natural gas (80 net to Eni) that are initially treated at facilities in place; (ii) the Bahr Essalam offshore field that was started up in August 2005. In 2007 this field produced 136 kboe/d of liquids and natural gas (81 net to Eni) by means of the Sabratha platform. Production from both fields is delivered by pipeline to the Mellitah plant on the Libyan coast for final treatment and marketing. Natural gas is exported to Europe through the GreenStream pipeline. In 2007 volumes delivered through this pipeline were 313 bcf, equal to 82% of the total gas production of these fields. In addition, 29 bcf were sold on the Libyan market for power generation.
Development Upgrading of plants and facilities is planned in order to increase gas exports by 35 bcf from

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

2009 and maintaining production plateau at Wafa.
Exploration Exploration activity was successful with the U1-NC41 discovery well showing the presence of oil and natural gas.

AREA E
Production Located in the South-Western Libyan desert about 800 kilometers from Tripoli, production of this area is provided mainly by the El Feel (Elephant) field. In 2007 the field yielded 140 kbbl/d (approximately 15 net to Eni). Production is treated at the field’s facilities and then delivered to the Mellitah treatment plant by pipeline.
Development Ongoing activities aim at maintaining the production plateau through water injection.

AREA F
In the Western Libyan desert the A-NC118 field is under development after the declaration of commercial discovery at the end of 2006. An early production phase is planned with leased equipment. Production will be delivered to the Wafa and Mellitah plants for treatment and export. The plan provides also a water alternative gas injection phase after the natural depletion to maintain production capacity.

Tunisia
Eni has been present in Tunisia since 1961. In 2007 Eni’s production amounted to 16 kboe/d. Eni’s activities are located mainly in the Mediterranean offshore facing Hammamet and in the Southern desert areas over a total acreage of 6,464 square kilometers (2,274 net to Eni).
Exploration and production in this country are regulated by concessions and Production Sharing Agreements.
Production Production mainly comes from the Adam (Eni operator with a 25% interest), Oued Zar (Eni operator with a 50% interest), MLD (Eni’s interest 50%) and El Borma (Eni’s interest 50%) onshore blocks.
Work-over activities in the year aim at optimizing production from the Oued Zara, Adam and Larich concessions. In 2007 the development of Maamoura offshore field was sanctioned. Production is expected to start in 2009 flowing at 7 kboe/d.
Exploration Exploration activities are being executed. Main discoveries were achieved in: (i) the Adam concession where the Karma-1 and Ikhil-1 exploration wells found oil and the Nadir-1 exploration well showed the presence of gas. The three wells were linked to existing production facilities; (ii) the Bordi el Khadra permit where the Nakhil 1 exploration well showed an oil formation and was linked to existing production facilities; (iii) the Larich concession where the Larich SW-1 exploration well showed the presence of oil and gas.	Eni’s production in Tunisia is expected to post an increase in the medium-term due to the development of recently discoveries.

WEST AFRICA

Angola
Eni has been present in Angola since 1980. In 2007 Eni’s production averaged 136 kboe/d. Eni’s activities are concentrated in the conventional and deep offshore over a gross acreage of 20,527 square kilometers (3,570 net to Eni). The main blocks participated by Eni are: (i) Block 0 in Cabinda (Eni’s interest 9.8%) west of the Angolan coast; (ii) Development Areas in the former Block 14 (Eni’s interest 20%) in the deep offshore west of Block 0; (iii) Development Areas in the former Block 15 (Eni’s interest 20%) in the deep offshore of the Congo basin. Eni also holds interests in other minor concessions, in particular in some areas of Block 3 (with interests varying from 12 to 15%) and in the 14K/A IMI Unit Area (Eni’s interest 10%). In the exploration phase, Eni is operator of block 15/06 (with a 35% interest) and holds interests in Block 3/05-A with a 12% interest.
Exploration and production activities in Angola are regulated by concessions and PSAs.
Production is expected to increase in the next four years reflecting contributions from ongoing development projects, despite mature field declines. In the medium term Angola will confirm its status as one of Eni’s largest oil and gas producing countries with a level of 130 kbbl/d.

BLOCK 0
Production Block 0 is divided into areas A and B. In 2007 production from this block amounted to 397 kbbl/d (39 net to Eni). Oil production from area A, deriving mainly from the Takula and Malongo fields amounted to 22 kbbl/d net to Eni. Production of area B derives mainly from the Bomboco, Kokongo, Lomba, N’Dola, Nemba and Sanha fields, and amounted to 17 kbbl/d net to Eni.
Development Development of the Banzala oil field moved forward with the installation of the two scheduled production platforms which have already been started-up in June 2007 and in January 2008, respectively. Production is expected to peak in 2009 at 27 kbbl/d (3 net to Eni).
Within the activities for reducing gas flaring, the project for the gas reinjection into the field is nearing completion at the Nemba field. The project is expected to start-up in the first quarter of 2008 and provides the drilling of 3 wells for gas injection and the upgrade of the production platform. As a result, flared gas is expected to be reduced by approximately 85%.
Exploration The exploration program for 2008 provides the drilling of 3 wells and the acquisition of 3D seismic data.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

BLOCK 3
Production Block 3 is divided into three production areas. In 2007 production from this block amounted to approximately 92 kbbl/d (approximately 6 net to Eni).

BLOCK 14
Production Development Areas in the former Block 14 produced 194 kbbl/d (31 net to Eni) in 2007, accounting for 23% of Eni’s production in Angola. It is one of the most fruitful areas in the West African offshore, recording 9 commercial discoveries to date. Its main fields are Kuito, started up in 1999, flowing at 4 kbbl/d net to Eni and Benguela-Belize/Lobito-Tomboco started up in 2006 flowing at 27 kbbl/d net to Eni. Development of Benguela-Belize/Lobito-Tomboco is still ongoing aimed at a production peak of 160 kbbl/d (20 net to Eni) in 2009. Production from these fields is supported by a Compliant Piled Tower provided with treatment facilities for Benguela/Belize and an underwater linkage system for Lobito/Tomboco.

Development Eni participates to the development project of the Landana and Tombua deepwater oil fields discovered in 1997 and 2001 respectively, holding recoverable reserves of 320 mmbbl. Development activities progressed and achieved early production at Landana North which was linked to existing facilities at Benguela/Belize. Production is expected to peak in 2009 at 130 kbbl/d (23 net to Eni) once the drilling program has been completed (46 planned production wells). Associated gas will be re-injected in the Block 0 reservoir.
Exploration Exploration activity was successful with the Lucapa appraisal well and in the Menongue-1 and Falange-1 discovery wells showing the presence of oil.

BLOCK 15
Production Development Areas in the former Block 15 produced on average 540 kbbl/d (56 net to Eni) in 2007. This is considered the most interesting area in the West African offshore with recoverable reserves estimated at 2.55 bbbl of oil. Production derives mainly from the Hungo/Chocalho fields, started up in August 2004, and the Kissanje/Dikanza fields, started-up in July 2005, as part of phases A and B of the global development plan of the Kizomba reserves. In 2007, these fields operated by FPSO unit yielded peak production of 540 kbbl/d (56 net to Eni). In the medium-term production plateau will be supported by phased development of satellite discoveries and reservoir extensions. In September 2007 production started at the Marimba field, with recoverable reserves estimated at 80 mmbbl of oil. The project provided the drilling of 5 wells (3 production and 2 water injection) that were linked to existing facilities at Kizomba A. Production is expected to peak in 2008 at 39 kbbl/d (7 net to Eni). Also producing in this area is the Xikomba field flowing at 2 kbbl/d net to Eni.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

Development As part of Phase C of the development of reserves in the Kizomba area, development activities of the Mondo and Saxi/Batuque fields are ongoing. The Mondo field contains recoverable reserves of 278 mmbbl. The development project provides the installation of an FPSO vessel with a treatment capacity of 100 kbbl/d and a storage capacity of approximately 1.7 mmbbl and the drilling of 17 wells (10 producing and 7 water/gas injection wells). The Saxi/Batuque fields holding recoverable reserves of 305 mmbbl, will be developed according to a scheme similar to that of the Mondo field by installing an FPSO vessel with a treatment capacity of 100 kbbl/d and a storage capacity of approximately 2.2 mmbbl, and drilling 19 wells (9 producing and 10 water/gas injection). In January 2008 the Mondo field has been started up. The Saxi/Batuque fields are expected to start-up in 2009. Peak production at 100 kbbl/d (18 net to Eni) is expected in 2008 and 2009, respectively.
Exploration Appraisal activity is ongoing at the Clochas and Mavacola discoveries, satellites of Kizomba, to plan their development.

BLOCK 15/06
In 2007 activities concerned the collection of seismographic data in the South West area and preliminary studies for planning the exploration drilling activities to be started in 2008.

THE LNG BUSINESS IN ANGOLA
In November 2007, Eni acquired a 13.6% stake in the Angola LNG Ltd Consortium responsible for the construction of an LNG plant in Soyo, 300 kilometers North of Luanda. It will be designed with a processing capacity of 1 bcf/y of natural gas and produce 5.2 mmtonnes/y of LNG and related products. The project has been sanctioned by relevant Angolan authorities. It envisages the development of 10,594 bcf of associated gas reserves in 30 years. Gas volumes currently being produced from offshore production blocks are flared. The project has a high environmental value since it allows compliance with the zero flaring policy. The LNG is expected to be delivered to the United States market at the re-gasification plant in Pascagoula, in the Gulf of Mexico, in which Eni, following this agreement, will acquire a re-gasification capacity equivalent to approximately 177 bcf/y. In December 2007, Eni finalized with the same partners another agreement to be part of a second gas consortium which will evaluate existing gas discoveries and explore further potential in the Angolan offshore to support the feasibility of a second LNG train. Eni is technical operator with a 20% interest.

Congo
Eni has been present in Congo since 1968 and its activities are concentrated in the conventional and deep offshore facing Pointe Noire and onshore covering a gross acreage of 11,099 square kilometers (4,905 net to Eni). In 2007 production averaged 69 kboe/d net to Eni.
In May 2007, Eni closed the acquisition of the exploration and production assets from the French company Maurel & Prom onshore Congo, for a cash consideration of approximately for euro 1 billion. Acquired properties brought in an additional production of approximately 9 kboe/d on annual average.
Eni’s principal oil producing interests operated in Congo are the Zatchi (Eni’s interest 65%) and Loango (Eni’s interest 50%) fields and Blocks Marine VI (Eni’s interest 65%) and VII (Eni’s interest 35.75%) as well as the acquired assets including the producing fields of M’Boundi (Eni’s interest 43.1%) and Kouakouala A (Eni’s interest 66.67%). In 2008 Eni’s working interest in the M’Boundi field will reach 80.1% due to the acquisition of Burren Energy finalized early in 2008.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

Eni holds a 35% interest in the Pointe Noire Grand Fonde and Pex permits.
Eni also holds interests in the exploration phase in three deep offshore blocks: Mer Très Profonde Nord (Eni operator with a 40% interest), Mer Très Profonde Sud (Eni’s interest 30%), Marine X (Eni operator with a 72% interest), and Le Kouilou onshore permit (Eni operator with a 48% interest).
Exploration and production activities in the Congo are regulated by Production Sharing Agreements.
Production in Congo is expected to increase in the medium term due to the contribution from recently acquired assets, targeting a level of 140 kbbl/d in 2011. Key growth drivers will be the integration and development of assets acquired from Maurel & Prom and Burren Energy in addition to projects underway.
Production Daily production is provided mainly by the Zatchi (16 kbbl/d) and Loango (10 kbbl/d) fields, Tchibuela and Yanga/Snedji fields in the Pointe Noire Grand Fonde permit (overall 14 kbbl/d) and by fields located in the Marine VI (approximately 11 kbbl/d) and Marine VII (3 kbbl/d) permits. Sidetrack and infilling activities were performed in the year to maintain production levels.
The M’Boundi and Kouakouala fields acquired in 2007 are currently producing 41 kbbl/d gross.
Eni holds a 50% interest in the Djeno power plant. The plant has a 25 MW capacity and is fired with associated gas from the Kitina field (in Marine VII permit). It was started up in 2002 and represents the first example of monetization of associated gas in Congo.
Development Development activities are underway at the Awa Palokou (Eni’s interest 90%) and Ikalou-Ikalou Sud (Eni’s interest 100%) fields, located in the Marine X and Madingo permits, respectively. The development plan of Awa Paloukou entails the installation of a production platform, the drilling of 7 producing wells and the linkage to the Djeno terminal. The project of Ikalou-Ikalou Sud entails the installation of two platforms and the drilling of 6 wells. Production is expected to start in 2008 peaking at 13 kboe/d net to Eni in 2009. Development activities of the M’Boundi field moved forward with the revision of the production schemes and layout to plan application of advanced recovery techniques and a design to monetize associated gas. Particularly, Eni signed an agreement with Congolese authorities for doubling the Djeno power plant and building a new power plant to be fired with associated at the M’Boundi field. These	projects are expected start-up in the second half of 2008 and by end of 2009, respectively. The projects outlined and other ongoing initiatives for exploiting the relevant volumes of associated gas reserves of Congo aim at qualifying as initiatives for the reduction of greenhouse gases in implementation of the Kyoto Protocol and as a contribution to the sustainable development of partner countries.
Exploration Main oil discoveries were made in Mer Très Profonde Sud permit with the Persée Nord Est-1 and the Cassiopée Est-1 discovery wells.

Nigeria
Eni has been present in Nigeria since 1962. In 2007, Eni’s oil and gas production averaged 122 kboe/d over a gross acreage of 44,049 square kilometers (7,756 net to Eni) located mainly in the onshore and offshore of the Niger Delta.
In the development /production phase Eni is operator of 4 onshore Oil Mining Leases (OML) 60, 61, 62 and 63 (Eni’s interest 20%) and offshore OML 125 (Eni’s interest 50.19%), OMLs 120-121 (Eni’s interest 40%) and OML 118 (Eni’s interest 12.5%). Through SPDC JV, the largest oil joint venture in the country, Eni also holds a 5% interest in 31 onshore blocks and a 12.86% interest in 5 conventional offshore blocks.
In the exploration phase Eni is operator of Oil Prospecting Leases (OPL) 244 (Eni’s interest 60%), OML 134 (former OPL 211 - Eni’s interest 50.19%) and onshore OML 135 (former OPL 219 - Eni’s interest 12.5%) and OPL 282 (Eni’s interest 90%).
In 2007, Eni signed a Production Sharing Contract for the OPL 135 permit (Eni operator with a 48% interest) located in the Niger Delta. The arrangement with a 25-year term envisages an exploration stage with a five-year term and a subsequent development phase of oil and natural gas reserves located in the proximity of existing facilities and the Kwale/Okpai power station where Eni is operator.
Exploration and production activities in Nigeria are regulated mainly by Production Sharing Agreements and service contracts where Eni acts as contractor for state owned companies.
Production is expected to increase in the medium term mainly due to the development of gas reserves. Production net to Eni is expected to achieve a level of approximately 200 kboe/d, confirming Nigeria among Eni’s largest producing countries.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

OMLs 60, 61, 62 and 63
Onshore licences OML 60, 61, 62 and 63 accounted for 40% of Eni’s production in Nigeria in 2007. Liquid and gas production is supported by the LNG plant at Obiafu-Obrikom with a treatment capacity of approximately 706 mmcf/d and by the oil tanker terminal at Brass with a storage capacity of approximately 3.5 mmbbl. A large portion of the gas reserves of these four OMLs is destined to supply the Bonny liquefaction plant (see below). Another portion of gas production is employed in firing the combined cycle power plant at Kwale-Okpai with a 480 MW generation capacity. In 2007 supplies to this power station amounted to 71 mmcf/d (approximately 12 kboe/d). This project is part of the Nigerian government and Eni’s plans for the reduction of carbon dioxide emissions and qualifies as CDM (Clean Development Mechanism) as provided for by the Kyoto Protocol.
Extensive exploration activities in these blocks are ongoing. In 2007 exploration activity was successful with the Isoko South-3 appraisal well.

OML 125
Production from the Abo field amounted to 8 kbbl/d of oil net to Eni in 2007. Ongoing development activities aim at reaching a peak production of 20 kbbl/d (9 net to Eni) in 2009. Production is supported by an FPSO unit with a 45 kbbl/d capacity and a 800 kbbl storage capacity.

OML 118
The Bonga oil field produced 22 kbbl/d of oil net to Eni in 2007. Production is supported by an FPSO unit with a 225 kbbl/d capacity and a 2 mmbbl storage capacity. Associated gas is carried to a collection platform on the EA field and from there is delivered to the Bonny liquefaction plant.

OML 119
Production derived mainly from the Okono/Okpoho field which flowed 6 kbbl/d of oil net to Eni in 2007. Production is supported by an FPSO unit with an 80 kbbl/d capacity and a 1 mmbbl storage capacity.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

OMLs 120 and 121
An exploration plan was completed aimed at appraising the reserves in the Oyo discovery for a subsequent development.

SDPC Joint Venture (NASE)
In 2007 production from the SPDC JV accounted for approximately 30% of Eni’s production in Nigeria. The Forcados/Yokri oil and gas field with recoverable reserves of 320 mmboe is under development as part of the integrated associated gas gathering project aimed at supplying gas to the Bonny liquefaction plant. Offshore production facilities have been installed. Onshore activities regard the upgrading of the Yokri and North/South Bank flow stations and the construction of a gas compression plant with a 8.1 bcf/d capacity. Completion is expected in 2008.

THE LNG BUSINESS IN NIGERIA
Eni holds a 10.4% interest in the Bonny liquefaction plant located in the Eastern Niger Delta, with a treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on 6 trains. The sixth train has been started in 2007 also entailing upgrading of a flow station and other production facilities and development of further gas reserves. The seventh unit is being engineered with start-up expected in 2012. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC joint venture (Eni’s interest 5%) and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 (Eni’s interest 20%). In 2008, supplies are expected to amount to approximately 3,461 mmcf/d (268 net to Eni, corresponding to approximately 46 kboe). In 2007 Eni supplied 173 mmcf/d. LNG production is sold under long-term sale contracts and exported to European and

American markets by the Bonny Gas transport fleet, wholly-owned by Nigeria LNG Co.

Eni is operator with a 17% interest of the Brass LNG Ltd company for the construction of a natural gas liquefaction plant to be built near the existing Brass terminal. This plant is expected to start operating in 2012 with a production capacity of 10 mmtonnes/y of LNG corresponding to 618 bcf/y (approximately 64 net to Eni) of feed gas on 2 trains for twenty years. Supplies to this plant will derive from the collection of associated gas from nearby producing fields and from the development of gas reserves in the OMLs 61 and 62 onshore blocks. The venture signed preliminary long-term contracts to sell the whole LNG production capacity. Eni acquired 1.67 mmtonnes/y of LNG capacity. The front end engineering is underway and the final investment decision is expected in the second half of 2008.

NORTH SEA

Norway
Eni has been operating in Norway since 1964. Eni’s activities are performed in the Norwegian Sea, in the Norwegian section of the North Sea and in the Barents Sea over a gross acreage of 15,335 square kilometers (5,390 net to Eni). Eni’s production in Norway amounted to 137 kbbl/d in 2007.
Exploration and production activities in Norway are regulated by Production Licences (PL). According to a production licence, the holder is entitled to perform seismic surveys and drilling and production activities for a few years with possible extensions.
In the medium term, production is expected to increase slightly due to planned development projects, partly offset by mature field declines.

NORWEGIAN SEA
Production Eni holds interests in 6 production areas. The main producing fields are Aasgard (Eni’s interest 14.82%), Kristin (Eni’s interest 8.25%), Heidrun (Eni’s interest 5.12%), Mikkel (Eni’s interest 14.9%) and Norne (Eni’s interest 6.9%) which accounted for 68% of Eni’s production in Norway. The gas produced in the area is collected at the Aasgard facilities, carried by pipeline to the Karsto treatment plant and then delivered to the Dornum terminal in Germany. Liquids recovered in the area mainly through FPSO units are sold FOB. Activities in the year were aimed at maintaining production levels by means of sidetracking and infilling the main producing fields.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

Development The main structures under development are located near Kristin, particularly Tyrihans (Eni’s interest 6.23%). Economic development of this field (Eni’s interest 6.23%) is expected to be achieved through synergies with the Kristin production facilities. The project provides the drilling of 12 wells (9 production and 3 water/gas injection). Production is expected to start in 2009, in coincidence with the expected production decline of Kristin which will make spare capacity available to process production from Tyrihans.
Pre-development activities area underway on recent oil and gas discoveries near Aasgard field. In particular: (i) Marulk with full production targeted at 53 mmcf/d in 2011; (ii) Yttergryta targeted at 81 mmcf/d in 2009; (iii) Morvin targeted at 60 mmcf/d in 2010.
Exploration Eni holds interests in 24 prospecting licences ranging from 5 to 67%, 6 of these are operated. In 2007, Eni sold a 30% stake of the Prospecting License 259 (Eni’s interest 70%) and the whole interest of the Prospecting License 256. In the Prospecting License 122 (Eni operators with a 20% interest), the appraisal of the Marulk discovery increased the recognized mineral potential.

NORWEGIAN SECTION OF THE NORTH SEA
Production The main producing field is Ekofisk (Eni’s interest 12.39%) in PL0 which in 2007 produced 352 kboe/d (44 net to Eni) and accounted for 32% of Eni’s production in Norway. Production from Ekofisk and satellites is carried by pipeline to the Teeside terminal in the United Kingdom for oil and to the Emdem terminal in Germany for gas.
Development Ongoing projects for Ekofisk aim at maintaining and optimizing production by means of infilling wells, the development of the Growth Area and upgrading of existing facilities.
Exploration Eni holds interests in 3 prospecting licences ranging from 12 to 60%, one of them as operator. Drilling activity is underway to assess further mineral potential at the Ekofisk field.

BARENTS SEA
Currently Eni is only performing exploration activities in this area. Eni is operator of PLs 201 (Eni’s interest 67%) and 229 (Eni’s interest 65%) and holds a 30% interest in 2 other licences.
The main discovery was achieved in the Prospecting License 393 (Eni’s interest 30%), near the Goliath discovery, where the 7125/4-1 Nucula exploration well showed the presence of hydrocarbons at a depth between 800 and 1,450 meters.
Operations in this area are focused on the appraisal of the mineral potential of the large Goliath discovery made in 2000 at a water depth of 370 meters in PL 229 aimed at its commercial development. The project is progressing in accordance with the program. The final investment decision is expected in 2008. Critical equipments (rigs) to develop the field have already been booked.

United Kingdom
Eni has been present in the United Kingdom since 1964. Eni’s activities are carried out in the British section of the North Sea, in the Irish Sea and in some areas East and West of the Shetland Islands over a gross acreage of 5,445 square kilometers (1,239 net to Eni). In 2007 Eni’s net production of oil and gas averaged 124 kboe/d.
Exploration and production activities in the United Kingdom are regulated by concession contracts.
In the medium term, production is expected to decrease due to mature field declines.

BRITISH SECTION OF THE NORTH SEA
Production Eni holds interests in 12 production areas. The main fields are Elgin/Franklin (Eni’s interest 21.87%), the J-Block (Eni’s interest 33%), the Flotta

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

Catchment Area (Eni’s interest 20%), Andrew (Eni’s interest 16.2%) and Farragon (Eni’s interest 30%) which in 2007 accounted for 58% of Eni’s production in the United Kingdom.
In 2007 production started at the Blane (Eni’s interest 18%) and West Franklin (Eni’s interest 21.87%). The Blane field was linked to existing production facilities with a peak production of 21 kboe/d (approximately 4 net to Eni) already reached. The West Franklin field was linked to the production facilities of the nearby Elgin Franklin field and is expected to peak at 20 kboe/d (4 net to Eni) in the second half of 2008 with the scheduled start-up of a second development well.
Other actions in the year concerned optimization of producing fields, in particular MacCulloch, Elgin/Franklin and J-Block through the drilling of additional wells and workover actions for supporting production levels.
Development Ongoing pre-development activities at the Burghely (Eni’s interest 21.92%) and Suilven (Eni’s interest 8.75%) discoveries aim to assessing their economic viability.
Exploration Eni holds interests in 32 exploration blocks ranging from 3 to 66%, in 3 of these Eni is operator. Exploration activity is intense aimed at appraising residual mineral potential. Appraisal continued to be performed on the recent significant Jasmine discovery in the J-Block.

IRISH SEA
Production Eni holds a 53.9% interest in 6 production fields in the Liverpool Bay area (Douglas, Hamilton and Lennox and their extensions) which in 2007 accounted for 24% of Eni’s production in UK. Oil and gas volumes are collected at the Douglas hub. Facilities upgrading is underway.

SHETLAND ISLANDS
Production Main fields are Ninian (Eni’s interest 12.94%) and Magnus (Eni’s interest 5%) which in 2007 accounted for 4 of Eni’s production in the United Kingdom. In 2007 maintenance and optimization actions were performed with the drilling of infilling wells.
Development Pre-development activities are underway on the Lagan (Eni’s interest 20%), Tormore (Eni’s interest 22.5%) and Mariner (Eni’s interest 8.89%) discoveries to appraise their economic viability.
Exploration Eni holds interests in 7 exploration blocks ranging from 20 to 38%, where an intense exploration campaign is underway. Exploration activity was successful with the Tormore discovery, at a depth of 610 meters, which yielded 32 mmcf/d of gas and 2,200 bbl/d of condensates. Production is expected to start through synergies with the adjoining Laggan discovery.

CASPIAN AREA

Kashagan
Eni has been present in Kazakhstan since 1992. Eni is the single operator of the North Caspian Sea Production Sharing Agreement (NCSPSA) with a participating interest currently equal to 18.52% as of December 31, 2007. The other partners of this initiative are Total, Shell and ExxonMobil, each with a participating interest currently of 18.52%, ConocoPhillips currently with 9.26%, and Inpex and KazMunaiGas each currently with 8.33%. Each partner’s participating interest in the project will change according to the terms of the Memorandum of Understanding signed among the parties, including the Kazakh authorities, on January 14, 2008. Information on this agreement is included below. The change in participating interests will apply retroactively as of January 1, 2008.
The NCSPSA defines terms and conditions for the exploration and development activities to be performed

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

in the area covered by the contract. The Kashagan field was discovered in the northern section of the contractual area in the year 2000. Management believes this field to contain a large amount of hydrocarbon resources.
As of December 31, 2007, Eni’s proved reserves booked for the Kashagan field amounted to 520 mmboe, recording a decrease of 76 mboe with respect to 2006 mainly due to the impact of increased year-end oil prices on reserve entitlements in accordance with the PSA scheme. Proved reserves for the field as of December 31, 2007 are determined according to Eni’s then current participating interest of 18.52%.
The development plan of the Kashagan field was originally sanctioned by the Kazakh authorities in February 2004, contemplating a three-phase development scheme including partial gas re-injection in the reservoir to enhance the recovery factor of the crude oil.
The sanctioned plan budgeted expenditures amounting to $10.3 billion (in 2007 real terms) to develop phase-one, with a target production level of 300 kbbl/d. First oil was originally scheduled to be produced by the end of 2008. Eni was expected to fund these expenditures according to its participating interest in this project.
On June 29, 2007, Eni, as operator, filed with the relevant Kazakh authorities amendments to the sanctioned development plan. These amendments rescheduled the production start-up to 2010 and estimated development expenditures for phase-one at $19 billion. The production delay and cost overruns were driven by a number of factors: depreciation of the US Dollar versus the Euro and other currencies; cost price escalation of goods and services required to execute the project; an original underestimation of the costs and complexity to operate in the North Caspian Sea due to lack of benchmarks; design changes to enhance the operability and safety standards of the offshore facilities.
In July 2007, the Kazakh authorities rejected the proposed amendments to the sanctioned development plan. In August 2007, the Government of the Kazakh Republic sent to the companies forming the NCSPSA consortium a notice of dispute alleging failure on the part of the consortium to fulfil certain contractual obligations and violation of the Republic’s laws. Negotiations commenced with a view to settle this dispute. On January 14, 2008, all parties to the NCSPSA consortium and the Kazakh authorities signed a memorandum of understanding for the amicable solution of this dispute. The material terms of the agreement are: (i) the proportional dilution of the participating interest of all the international members of the Kashagan consortium, following which the stake	held by the national Kazakh company KazMunaiGas and the stakes held by the other four major shareholders will each be equal to 16.81%. These changes will be effective from January 1, 2008. The Kazakh partner will pay to the other co-ventures an aggregate amount of $1.78 billion; (ii) a value transfer package to be implemented through changes to the terms of the NCSPSA, the amount of which will vary in proportion to future levels of oil prices. Eni is expected to contribute to the value transfer package in proportion to its new participating interest in the project; (iii) an increased role of the Kazakh partner in operations and a new operating and governance model which will entail a greater involvement of the major international partners.
The agreement ensured stability to the project execution. Eni expects that the present value of the project will remain satisfactory to the Company.
Further capital expenditures will be required to build the infrastructures needed for exporting the production to international markets, for which various options are currently under consideration by the consortium. These

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

include: (i) the use of existing infrastructure, such as the Caspian Pipeline Consortium pipeline (Eni’s interest 2%) and the Atyrau-Samara pipeline, both of which are expected to undergo a capacity expansion; and (ii) the construction of a new transportation system. In this respect, it is worth mentioning the project aimed at building a line connecting the onshore Bolashak production centre with the Baku-Tbilisi-Cehyan pipeline (where Eni holds an interest of 5% corresponding to the right to transport 50 kbbl/d).

Karachaganak
Located in West onshore Kazakhstan, Karachaganak is a giant liquid and gas field. Operations are conducted by the Karachakansk Petroleum Operating consortium (KPO) and are regulated by Production Sharing Agreement lasting 40 years, until 2037. Eni is co-operator of the venture with 32.5% interest.
In 2007 production from this field averaged 234 kbbl/d of liquids and 777 mmcf/d of natural gas, being 70 kbbl/d and 238 mmcf/d Eni’s share, respectively. This field is developed by producing liquids from the deeper layers of the reservoir and reinjecting the associated gas in the higher layers. This scheme enables to increase the recovery of liquids. Approximately two thirds of liquid production are stabilized at the Karachaganak Processing Complex (KPC) with a capacity of 150 kbbl/d and exported to Western markets through the Caspian Pipeline Consortium (Eni’s interest 2%) and the Atyrau-Samara pipeline. The remaining third of non stabilized liquid production and volumes of associated gas not re-injected in the reservoir are marketed at the Russian terminal in Orenburg.
The plant treatment capacity is being upgraded which will enable to increase exported volumes by 56 kbbl/d from 2009.
In June 2007, the operating consortium and KazRosGaz, a joint company established by KazMunaiGaz and Gazprom, signed a gas sale contract. According to the terms of this agreement, the consortium will deliver, from 2012, about 565 bcf/y of raw gas to the Orenburg plant, in Russia. This agreement creates the conditions for the start-up of Phase 3 of the development project of the field entailing the development of over 2 bboe of natural gas recoverable reserves. The agreement was approved by the Boards of both parties. In this context, in 2007 construction started of the Uralsk gas Pipeline, 150-kilometer long linking from 2009 the field to the Kazakh pipeline network.
As of December 31, 2007, Eni’s proved reserves booked for the Karachagan field amount to 541 mmboe, recording a decrease of 82 mmboe with respect to 2006 resulting from downward and upward revisions of previous estimates. Downward revisions related mainly to adverse price impact in determining volume entitlements in accordance with the PSA scheme. These negative revisions were partly offset by upward revisions mainly related to the finalization of the gas sale contract.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

REST OF WORLD

Australia
Eni has been present in Australia since 2000. In 2007 Eni’s net production of oil and natural gas averaged 18 kboe/d. Activities are focused on conventional and deep offshore fields over an area of 62,510 square kilometers (31,544 net to Eni).
The main production blocks in which Eni holds interests are WA-25-L (Eni operator with a 65% interest) and JPDA 03-13 (Eni’s interest 10.99%).
In the exploration phase Eni is operator with a 100% interest of 7 blocks in permits WA-279 P and WA-313-P, where the Blacktip and Penguin fields are located.
In August 2007, Eni signed an agreement to purchase a 30% interest in four exploration blocks in the Exmouth

Plateau, one of the richest gas producing areas in Australia. The four blocks are located at a maximum water depth of 2,000 meters. Eni’s equity interest will increase by 10% after at least one exploration well is drilled. Eni will be the operator during the development phase.
In September 2007, Eni acquired a 40% interest and the operatorship of the JPDA 06-105 exploration permit, located in the international offshore cooperation zone between East Timor and Australia. Two oil discoveries are located in this permit. The exploration plan provides the drilling of a well in 2008. Exploration and production activities in Australia are regulated by concessions, while in the cooperation zone between East Timor and Australia (JPDA) they are regulated by PSAs.
In the medium term, Eni’s production in this country is expected to increase.

BLOCK WA-25-L
Production The Woollybutt oil field produced 7 kbbl/d (approximately 4 net to Eni) in 2007. The field is operated by an FPSO unit.
Development The area south of Woollybutt is under development with the drilling of a new producing wells to be linked underwater to the FPSO unit. Start-up is expected in the first half of 2008.
Exploration Exploration is intense in order to extend Woollybutt’s production profile.

BLOCK JPDA 03-13
Production The liquids and gas Bayu Undan field produced 180 kboe/d (14 net to Eni) in 2007. Liquid production is supported by 3 treatment platforms and an FSO unit. Production of natural gas is mostly carried by a 500-kilometer long pipeline and is treated at the Darwin liquefaction plant which has a capacity of 3.5 mmtonnes/y of LNG (equivalent to approximately 173 bcf/y of feed gas). LNG is sold to Japanese power generation companies under long-term contracts.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

BLOCK WA-279-P
Development The development of the Blacktip field with recoverable reserves of 150 mmboe is underway. This project provides drilling of 2 production wells, the installation of a production platform, the laying of a 108-kilometer long pipeline and the construction on land of a treatment plant with a capacity of 42 bcf/y.	Procurement activities, engineering of the plant and offshore facility construction are underway. Natural gas extracted from this field will be sold under a 25-year contract signed with Darwin Power & Water Utility Co. First gas is expected in 2009 at an initial flow of 20 bcf/y, due to increase to 26 bcf/y.

China
Eni has been present in China since 1984. In 2007 Eni’s production amounted to 8 kboe/d. Activities are located in the South China Sea over a total acreage of 632 square kilometers (103 net to Eni).
Exploration and production activities in China are regulated by Production Sharing Agreements.
Production Daily production derives mainly from offshore blocks 16/08 and 16/09 operated by the CACT-OG consortium (Eni’s interest 16.33%). Oil production, destined to the domestic market, derives mainly from the HZ25-1 field (Eni’s interest 49%) through fixed platforms, one of them underwater, linked to an underwater transport facility to the Zhuhai treatment plant.
Development Ongoing development activities concerned mainly the HZ25-3/1 field with expected start-up in 2009. Work-over activities were performed on the HZ25-1 gas field in order to increase its production. These and other activities aimed at maintaining current production levels.

Croatia
Eni has been present in Croatia since 1999. In 2007 Eni’s net production of natural gas averaged 53 mmcf/d. Activities are deployed in the Adriatic offshore facing the city of Pula over an area of 1,975 square kilometers (988 net to Eni).	Exploration and production activities in Croatia are regulated by PSA.
Production The main producing gas fields are Ivana, Ika & Ida, Marica and Katerina which operated by Eni through a 50/50 joint venture with the national Croatian oil company. Production is sold on the Italian and Croatian market.
Development Development activities of the Annamaria, Irina and Ana/Vesna discoveries are ongoing. A common project is expected to be deployed in all of them, envisaging the installation of production platforms which shall be linked to existing facilities. Start-up is expected in 2009.
Exploration Exploration is focused on the mineral potential of the Ivana permit. Eni is evaluating the purchase of further exploration blocks near Ivana.

East Timor
Eni has been present in East Timor since 2006 and is operator with an 80% interest of the only 5 offshore blocks awarded with a total acreage of 12,224 square kilometers (9,779 net to Eni). The first phase of the exploration plan with a three-year term provides the acquisition of 2D and 3D seismic data and the drilling of 2 wells. Seismic activities were started in the second half of 2007 and will be completed in the first half of 2008.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

India
Eni has been present in India since 2005 and is performing exploration activities in onshore Block RJ-ONN-2003/1 (Eni’s interest 34%) and offshore Blocks AN-DWN-2003/2 (Eni’s interest 40%) and MN-DWN.2002/1 (Eni’s interest 34%).
The exploration program for Block RJ-ONN-2003/1 located in the desert of Rajastan provides drilling of 4 wells in the first four years of the licence. Any hydrocarbons discovered will be sold locally.
The exploration program for Block AN-DWN-2003/2 near the Andaman Islands provides drilling of 3 wells in the first four years of the licence. In 2007 activity concerned the acquisition of seismic data in order to plan the exploration and drilling activity.

Indonesia
Eni has been present in Indonesia since 2000. Eni’s production amounted to 20 kboe/d, mainly gas, in 2007. Activities are concentrated in the western offshore and onshore of Borneo and offshore Sumatra over a total acreage of 27,999 square kilometers (16,047 net to Eni).

In 2007, Eni and Pertamina signed a Memorandum of Understanding aimed at identifying joint development opportunities for exploration and development activities.
Exploration and production activities in Indonesia are regulated by PSA.
Production Production consists mainly of gas and derives from the Sanga Sanga permit (Eni’s interest 37.81%) with seven production fields. This gas is treated at the Bontang liquefaction plant, the largest in the world, and is exported to the Japanese, South Korean and Taiwanese markets.
Ongoing activities aim at maintaining the current production plateau by means of infilling wells and the optimization of existing ones.
Development The main ongoing project includes the joint development of the five discoveries in the Kutei Deep Water Basin area (Eni’s interest 20%). Production will be treated at the Bontang LNG plant. In 2007 a final development plan was filed with relevant authorities.
Exploration Eni holds interest in 8 exploration blocks ranging from 20% to 100%, 4 as operator. An extensive

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

drilling campaign is underway in the Krueng Mane and Bukat blocks.
Exploration activity was successful with the Tulip East offshore discovery (Eni’s interest 100%) and an appraisal well of the Aster field (Eni’s interest 66.25%).

Iran
Eni has been present in Iran since 1957. In 2007 production net to Eni averaged 26 kboe/d. Eni’s activities are concentrated in the offshore of the Persian Gulf and onshore for a total acreage of 1,456 square kilometers (820 net to Eni).
Exploration and production activities in Iran are regulated by buy-back contracts.
Production The main producing fields are South Pars phases 4 and 5 in the offshore of the Persian Gulf and Darquain located onshore which accounted for 88% of Eni’s production in Iran in 2007. Eni also holds interests in the Dorood field (Eni’s interest 45%).
Development The main project regards the Darquain field operated by Eni with a 60% interest. Upgrading activities are underway by means of drilling additional wells, increasing capacity of the existing treatment plant and gas-injection. These actions aim at increasing production from the present 50 kbbl/d to over 160 kbbl/d (14 net to Eni) by 2009.

Pakistan
Eni has been present in Pakistan since 2000. In 2007 production net to Eni averaged 52 kboe/d, mainly gas. Eni's main activities are located onshore covering a total acreage of 38,426 square kilometers (21,155 net to Eni).
In 2007, Eni and State oil company PPL signed an agreement providing for a swap of interests in the offshore Blocks M, N and C. Within this agreement, Eni holds 70% interest in the M and N Blocks and 60% interest as operator in the C Block.
Exploration and production activities in Pakistan are regulated by concessions (onshore) and PSA (offshore).
In the medium term Eni's production in Pakistan is expected to increase to 55 kboe/d.
Production Eni’s main permits are Bhit (Eni operator with a 40% interest), Sawan (23.68%) and Zamzama (17.75%), which in 2007 accounted for 90% of Eni's production in Pakistan. Activities concerned optimization of field production, in particular Kadanwari, Miano, Rehmat and Bhit by means of drilling additional wells and work-over aimed at maintaining production levels.

Development The main project underway concerns the Bhit permit for the construction of a third treatment train at the existing terminal to reach a capacity of 55 kboe/d allowing to start production at the nearby Badhara field. The partners sanctioned the construction of a compression gas station at Bhit. Development activities continued in the Zamzama permit for the construction of a new treatment plant for the production of HVC gas.
Exploration Eni holds interests in 14 exploration blocks ranging from 30 to 85%, seven are operated.
In 2007 Eni made an extensive acquisition seismographic campaign onshore and offshore. Exploration yielded positive results at Tajjal (Eni’s interest 30%) and Latif (Eni’s interest 33.3%) and with an extension of the Kadanwari gas field (Eni operator with an 18.42% interest).

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

Russia
In April 2007, as part of Eni’s strategic alliance with Gazprom, Eni, through the partnership in SeverEnergia (60% Eni, 40% Enel), former EniNeftegaz, acquired Lot 2 in the Yukos liquidation procedure for a cash consideration of euro 3.73 billion net to Eni. Acquired assets included: (i) a 100% interest in three Russian companies operating in the exploration and development of natural gas reserves, OAO Arctic Gas Co, ZAO Urengoil Inc and OAO Neftegaztechnologia as well as certain minor assets that are expected to be sold or liquidated. Eni and Enel granted to Gazprom a call option on a 51% interest in SeverEnergia to be exercisable within two years from the purchase date; and (ii) a 20% interest in OAO Gazprom Neft which was purchased only by Eni. Eni granted to Gazprom a call option on this 20% interest in OAO Gazprom Neft to be exercisable within two years from the purchase date. The three acquired companies own significant predominantly gas resources estimated at approximately 2.5 bboe net to Eni according to a 30% interest (assuming Gazprom exercises its call option) located in the Yamal Nenets region, the largest natural gas producing region in the world: (i) OAO Arctic Gas Co owns two exploration licences, Sambugurskii and Yevo-Yahinskii including seven fields currently in the appraisal/development phase. Main fields are Sambugorskoye currently under development and production testing and Urengoiskoye; (ii) ZAO Urengoil Inc owns exploration and development licences for the Yaro-Yakhinskoye gas and condensate field; (iii) OAO Neftegaztechnologia owns the exploration and development licence of the Severo-Chasselskoye field.
During the year, certain activities were executed in order to set up the operational organization and take control of existing assets. An overall plan was assessed to complete and start acquired assets. Ongoing development activities moved forward bringing the wells to a sufficient level of safety and assessing resumption of construction of production and transportation facilities, as well as defining a seismographic activity. Finalization of the gas sale contracts is underway.

Saudi Arabia
Eni entered Saudi Arabia in 2004. Ongoing activities concern exploration of the so called C area in order to discover and develop gas reserves. This licence covering 51,687 square kilometers (25,844 net to Eni) is located in the Rub al Khali basin at the border with Qatar and the United Arab Emirates. The exploration plan provides	for the drilling of 4 wells in five years. In case of a commercial discovery, the contract will last 25 years with a possible extension to a maximum of 40 years. Any gas discovered will be sold locally for power generation and as feedstock for petrochemical plants. Condensates and NGL will be sold on international markets. Drilling of the second commitment exploratory well is underway.

United States
Eni has been present in the United States since 1966. Activities are performed in the conventional and deep offshore in the Gulf of Mexico and more recently onshore and offshore Alaska over a total acreage of 10,619 square kilometers (6,024 net to Eni). In 2007 Eni’s oil and gas production deriving only from the Gulf of Mexico averaged 69 kboe/d, significantly growing from 2006 (up 186%) due to the acquisition of producing assets from Dominion Resources closed in July 2007 with an outlay of euro 3.5 billion.
Exploration and production activities in the United States are regulated by concessions.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

In the medium term Eni's production is expected to increase due to the development and integration of assets acquired and the start-up of fields in Alaska. Production is targeted at 110 kboe/d in 2011.

GULF OF MEXICO
Eni holds interests in 400 exploration and production blocks in the deep and conventional offshore, 60% operated.
Production The main fields operated by Eni with a 100% interest are Allegheny, East Breaks and Morphet as well as assets acquired from Dominion Resources including Devils Towers, Triton and Goldfinger (Eni operator with a 75% interest). Eni also holds interests in the Medusa (Eni’s interest 25%), Europa (Eni’s interest 32%), and King Kong (Eni operator with a 56% interest) fields.
Development Development of acquired assets in the year allowed the start-up of production at the San Jacinto (Eni is operator with a 53.3% interest), Q (Eni’s interest 50%) and Spiderman (Eni’s interest 36.7%) fields. Development of these fields was performed by	tinstalling underwater facilities to link to the Independence Hub platform. The production plateau of approximately 25 kboe/d has been reached at the end of 2007. Main projects include the development of reserves at the Longhorn discovery (Eni’s interest 75%) with recoverable reserves of 37.7 mmboe. The appraisal activity in the year confirmed the field’s expected extension. The development scheme provides drilling underwater wells to be linked to a fixed platform. Production is expected to start in 2009 peaking at 28 kboe/d (approximately 19 net to Eni).
The Pegasus field (Eni operator with a 58% interest) will be developed in synergy with the Allegheny platform.
Exploration An intense exploration activity yielded positive results with the Appaloosa discovery. In October 2007, following an international bid procedure Eni was awarded 26 new exploration licenses in the Gulf of Mexico, covering a gross acreage of 606 square kilometers. The acquired acreage is estimated to have a mineral potential of 650 mmboe and will be developed in synergy with the Eni’s existing facilities.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - ACTIVITY AREAS

ALASKA
Eni’s activities in Alaska are currently in the exploration and development phase in 158 blocks with interests ranging from 10 to 100%, over half as operator.
Development The main development project regards the offshore Oooguruk field (Eni’s interest 30%) in the Beaufort Sea with recoverable reserves of 300 mmbbl. The project provides for the drilling of 23 production wells (in addition to 17 water/gas injection) to be linked to the DS-3H onshore plant. Production is expected to start in the second half of 2008 peaking at 17 kboe/d (5 net to Eni) in 2010.
The Nikaitchuq discovery (Eni’s interest 100%) located in the Northern Slope will be developed by drilling 80 wells, of these 32 onshore and the remaining ones from a floating artificial island and linked to a treatment plant to be built at Oliktok Point. First oil is expected in late 2009 with a plateau of 25 kbbl/d in 2014.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN DATA

Net proved hydrocarbons reserves by geographic area	(mmboe)	2004	2005	2006	2007 (a)
(at December 31)
Italy	890	868	805	747
North Africa	2,087	2,026	2,018	1,879
West Africa	1,348	1,279	1,122	1,095
North Sea	807	758	682	617
Caspian Area (b)	1,169	1,087	1,219	1,061
Rest of world	853	778	554	611
Equity-accounted entities	64	41	36	360
Total outside Italy	6,328	5,969	5,631	5,623
	7,218	6,837	6,436	6,370

Net proved developed hydrocarbons reserves by geographic area	(mmboe)	2004	2005	2006	2007 (a)
(at December 31)
Italy	671	620	562	534
North Africa	961	1,230	1,242	1,183
West Africa	749	793	798	766
North Sea	707	611	571	524
Caspian Area (b)	671	548	525	494
Rest of world	541	473	334	361
Equity-accounted entities		31	27	63
Total outside Italy	3,629	3,686	3,497	3,391
	4,300	4,306	4,059	3,925

(a)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom. Eni’s estimated proved reserves would be 6,678 mmboe including the proved reserves of three Russian gas companies on the basis of Eni’s current 60% interest.
(b)	Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 18.52% as of December 31, 2007. As part of the agreements defined with the Kazakh Republic, the change of Eni’s interest to 16.81% in 2008 will determine a decrease of approximately 50 mmbbl in Eni’s net proved reserves of the Kashagan field with respect to December 31, 2007.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN DATA

Net proved liquids reserves by geographic area	(mmbbl)	2004	2005	2006	2007 (a)
(at December 31)
Italy	225	228	215	215
North Africa	967	961	982	878
West Africa	1,047	936	786	725
North Sea	450	433	386	345
Caspian Area	799	778	893	753
Rest of world	484	412	195	211
Equity-accounted entities	36	25	24	92
Total outside Italy	3,783	3,545	3,266	3,004
	4,008	3,773	3,481	3,219

Net proved developed liquids reserves by geographic area	(mmbbl)	2004	2005	2006	2007 (a)
(at December 31)
Italy	174	149	136	133
North Africa	655	697	713	649
West Africa	588	568	546	511
North Sea	386	353	329	299
Caspian Area	323	266	262	219
Rest of world	345	298	140	142
Equity-accounted entities		19	18	21
Total outside Italy	2,297	2,201	2,008	1,841
	2,471	2,350	2,144	1,974

(a)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN DATA

Net proved natural gas reserves by geographic area	(bcf)	2004	2005	2006	2007 (a)
(at December 31)
Italy	3,818	3,676	3,391	3,057
North Africa	6,432	6,117	5,946	5,751
West Africa	1,727	1,965	1,927	2,122
North Sea	2,051	1,864	1,697	1,558
Caspian Area	2,124	1,774	1,874	1,770
Rest of world	2,126	2,105	2,062	2,291
Equity-accounted entities	157	90	68	1,541
Total outside Italy	14,617	13,915	13,574	15,033
	18,435	17,591	16,965	18,090

Net proved developed natural gas reserves by geographic area	(bcf)	2004	2005	2006	2007 (a)
(at December 31)
Italy	2,850	2,704	2,449	2,304
North Africa	1,760	3,060	3,042	3,065
West Africa	924	1,289	1,447	1,469
North Sea	1,845	1,484	1,395	1,293
Caspian Area	1,998	1,618	1,511	1,580
Rest of world	1,124	1,004	1,105	1,256
Equity-accounted entities		70	48	237
Total outside Italy	7,651	8,525	8,548	8,900
	10,501	11,229	10,997	11,204

(a)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN DATA

Production of oil and natural gas by country (a)	(kboe/d)	2004	2005	2006	2007
Italy	271	261	238	212
North Africa	380	480	555	594
Egypt	200	213	227	238
Libya	97	164	222	252
Algeria	68	88	91	88
Tunisia	15	15	15	16
West Africa	316	343	372	327
Nigeria	161	152	149	122
Angola	80	124	156	136
Congo	74	67	67	69
Gabon	1
North Sea	308	283	282	261
United Kingdom	164	145	142	124
Norway	143	138	140	137
The Netherlands	1
Caspian Area	88	102	103	112
Rest of world	261	268	220	230
Australia	21	22	26	18
China	5	7	8	8
Croatia	6	7	12	9
Ecuador	19	17	15	16
Indonesia	34	27	23	20
Iran	9	35	29	26
Pakistan	46	49	51	52
Russia				2
Trinidad & Tobago	10	10	9	10
United States	44	33	32	69
Venezuela	67	61	15
Total outside Italy	1,353	1,476	1,532	1,524
	1,624	1,737	1,770	1,736

(a)	Includes natural gas volumes consumed in operations (296, 286, 247 and 212 mmcf/d, in 2007, 2006, 2005 and 2004 respectively).

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN DATA

Liquids production by country	(kbbl/d)	2004	2005	2006	2007
Italy	80	86	79	75
North Africa	261	308	329	337
Egypt	94	90	85	97
Libya	89	120	144	142
Algeria	66	86	88	85
Tunisia	12	12	12	13
West Africa	285	310	322	280
Nigeria	134	123	106	81
Angola	78	122	151	132
Congo	72	65	65	67
Gabon	1
North Sea	203	179	178	157
Norway	102	96	98	90
United Kingdom	101	83	80	67
Caspian Area	54	64	64	70
Rest of world	151	164	107	101
Australia	21	21	18	11
China	5	7	6	6
Ecuador	19	17	15	16
Indonesia	4	3	2	2
Iran	9	35	29	26
Pakistan	1	1	1	1
Russia				2
United States	25	19	21	37
Venezuela	67	61	15
Total outside Italy	954	1,025	1,000	945
	1,034	1,111	1,079	1,020

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN DATA

Natural gas production by country (a)	(mmcf/d)	2004	2005	2006	2007
Italy	1,098.3	1,002.9	911.4	789.7
North Africa	681.6	988.8	1,299.1	1,474.2
Egypt	607.4	706.3	813.4	811.2
Libya	45.9	254.3	452.1	629.6
Algeria	17.7	14.1	19.4	18.8
Tunisia	10.6	14.1	14.2	14.6
West Africa	176.6	190.7	281.7	274.2
Nigeria	155.4	165.9	247.8	237.7
Angola	10.6	17.7	24.1	25.1
Congo	10.6	7.1	9.8	11.4
North Sea	603.9	600.4	597.0	594.7
United Kingdom	360.2	356.7	351.8	323.6
Norway	236.6	243.7	245.2	271.1
Netherlands	7.1
Caspian Area	194.2	222.5	227.6	237.9
Rest of world	632.1	589.8	647.4	743.2
Australia		3.5	47.9	41.5
China			9.4	11.0
Croatia	35.3	42.4	66.8	52.5
Indonesia	173.0	137.7	118.1	105.4
Pakistan	257.8	275.5	289.2	292.5
Trinidad & Tobago	56.5	56.5	51.7	58.9
United States	109.5	74.2	64.3	181.4
Total outside Italy	2,288.4	2,592.2	3,052.8	3,324.2
	3,386.7	3,595.1	3,964.2	4,113.9

(a)	Includes natural gas volumes consumed in operations (296, 286, 247 and 212 mmcf/d, in 2007, 2006, 2005 and 2004 respectively).

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN DATA

Production of oil and natural gas available for sale (a)	(kboe/d)	2004	2005	2006	2007
Italy	266	256	233	208
North Africa	367	465	536	573
West Africa	309	336	363	318
North Sea	301	277	275	254
Caspian Area	88	99	101	109
Rest of world	255	260	212	222
	1,586	1,693	1,720	1,684

Natural gas production available for sale (a)	(mmcf/d)	2004	2005	2006	2007
Italy	1,067	972	883	763
North Africa	619	900	1,187	1,357
West Africa	143	151	232	220
North Sea	560	563	557	557
Caspian Area	191	207	214	222
Rest of world	591	551	606	700
	3,171	3,344	3,679	3,819

Oil and natural gas production sold	(mmboe)	2004	2005	2006	2007
Oil and natural gas production		594.6	634.2	645.9	633.7
Change in inventories		(4.2)	(3.1)	(2.4)	(3.5)
Own consumption of gas		(13.9)	(16.2)	(18.4)	(18.8)
Oil and natural gas production sold		576.5	614.9	625.1	611.4
Oil	(mmbbl)	375.40	402.60	391.07	370.28
- of which to R&M division		260.83	267.37	267.84	227.68
Natural gas	(bcf)	1,162	1,219	1,344	1,385
- of which to G&P division		465	377	534	510

Average realizations by geographic area	Italy	North Africa	West Africa	North Sea	Caspian Area	Rest of World	Total
2004
Liquids	($/bbl)	30.98	35.64	36.32	36.86	23.41	33.23	34.73
Natural gas	($/mmcf)	5.35	2.92	0.60	3.86	0.32	4.28	3.89
Hydrocarbons	($/boe)	30.80	30.04	33.68	32.06	15.01	29.71	30.40
2005
Liquids	($/bbl)	45.50	50.11	51.45	51.68	41.87	44.50	49.09
Natural gas	($/mmcf)	6.32	3.37	0.79	5.26	0.35	4.97	4.49
Hydrocarbons	($/boe)	39.41	39.56	47.79	44.02	27.38	38.62	41.06
2006
Liquids	($/bbl)	55.22	60.99	61.55	62.18	53.18	57.15	60.09
Natural gas	($/mmcf)	8.23	4.17	1.05	6.89	0.39	5.09	5.29
Hydrocarbons	($/boe)	49.93	46.71	55.10	53.98	34.13	43.16	48.87
2007
Liquids	($/bbl)	62.47	67.86	69.77	69.40	59.34	68.63	67.70
Natural gas	($/mmcf)	8.58	4.60	1.21	6.53	0.41	5.53	5.42
Hydrocarbons	($/boe)	54.03	50.47	62.36	57.35	38.98	48.43	53.17

(a)	Do not include natural gas volumes consumed in operations (296, 286, 247 and 212 mmcf/d, in 2007, 2006, 2005 and 2004 respectively).

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN DATA

Principal oil and natural gas interests at December 31, 2007
Commencement of operations	Number of interests	Gross exploration and development acreage (a)	Net exploration and development acreage (a)	Net development acreage (a)	Type of fields/ acreage	Number of producing fields	Number of other fields
Italy	1926	162	25,991	20,664	12,582	Onshore/Offshore	82	103
Outside Italy		1,058	731,292	373,827	25,060	Onshore/Offshore	385	212
North Africa
Algeria	1981	36	11,432	3,041	902	Onshore	24	14
Egypt	1954	56	24,443	14,469	3,011	Onshore/Offshore	34	30
Libya	1959	16	37,749	33,289	796	Onshore/Offshore	12	14
Tunisia	1961	11	6,464	2,274	1,558	Onshore/Offshore	19	3
		119	80,088	53,073	6,267		89	61
West Africa
Angola	1980	55	20,527	3,570	1,398	Offshore	42	27
Congo	1968	24	11,099	4,905	968	Offshore	19	7
Nigeria	1962	50	44,049	7,756	5,715	Onshore/Offshore	83	51
		129	75,675	16,231	8,081		144	85
North Sea
Norway	1965	49	15,335	5,390	123	Offshore	13	7
United Kingdom	1964	88	5,445	1,239	610	Offshore	36	11
		137	20,780	6,629	733		49	18
Caspian Area	1995	6	4,933	959	488	Onshore/Offshore	1	5
Rest of world
Australia	2001	19	62,510	31,544	891	Offshore	2	1
Brazil	1999	4	2,920	2,774		Offshore
China	1983	3	632	103	103	Offshore	10	3
Croatia	1996	2	1,975	988	988	Offshore	5	5
East Timor	2006	5	12,224	9,779		Offshore
Ecuador	1988	1	2,000	2,000	2,000	Onshore	1
India	2005	3	24,425	9,091		Onshore/Offshore
Indonesia	2001	10	27,999	16,047	656	Onshore/Offshore	7	8
Iran	1957	4	1,456	820	820	Onshore/Offshore	3
Pakistan	2000	22	38,426	21,155	601	Onshore/Offshore	6	3
Russia	2007	4	5,126	3,076	1,168	Onshore	3	6
Saudi Arabia	2004	1	51,687	25,844		Onshore
Trinidad & Tobago	1970	1	382	66	66	Offshore	2	3
United States	1968	558	10,619	6,024	937	Onshore/Offshore	63	13
Venezuela	1998	3	1,556	614	145	Offshore		1
		640	243,937	129,925	8,375		102	43
Other countries		9	6,311	1,364	1,116	Offshore
Other countries with only exploration activity		18	299,568	165,646		Onshore/Offshore
Total		1,220	757,283	394,491	37,642		467	315

(a)	Square kilometers.

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN DATA

Net developed and undeveloped acreage	(square kilometers)	2004	2005	2006	2007
Italy	33,635	24,053	22,496	20,664
undeveloped	20,451	11,353	9,753	8,082
developed	13,184	12,700	12,743	12,582
North Africa	40,706	66,456	53,744	53,073
undeveloped	28,124	44,349	36,476	46,806
developed	12,582	22,107	17,268	6,267
West Africa	15,662	15,456	14,800	16,231
undeveloped	9,328	7,322	7,106	8,150
developed	6,334	8,134	7,694	8,081
North Sea	8,604	10,320	8,405	6,629
undeveloped	7,623	9,540	7,594	5,896
developed	981	780	811	733
Caspian Area	879	959	960	959
undeveloped	424	471	471	471
developed	455	488	489	488
Rest of world	134,694	148,758	284,814	296,935
undeveloped	126,233	137,869	275,546	287,444
developed	8,461	10,889	9,268	9,491
Total	234,180	266,002	385,219	394,491
undeveloped	192,183	210,904	336,946	356,849
developed	41,997	55,098	48,273	37,642

Capital expenditures	(million euro)	2004	2005	2006	2007
Acquisition of proved and unproved property		301	152	96
Italy			139
North Africa			10	11
West Africa		60
Caspian Area		169
Rest of world		72	3	85
Exploration	499	656	1,348	1,659
Italy	51	38	128	104
North Africa	90	153	270	380
West Africa	70	75	471	239
North Sea	66	126	174	193
Caspian Area	23	15	25	36
Rest of world	199	249	280	707
Development	4,310	3,952	3,629	4,788
Italy	378	411	403	606
North Africa	1,358	1,007	701	948
West Africa	865	889	864	1,343
North Sea	338	385	406	397
Caspian Area	327	593	593	733
Rest of world	1,044	667	662	761
Other expenditures	44	56	74	82
	4,853	4,965	5,203	6,625

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN DATA

Reserve life index (a)	(year)	2005	2006	2007
Italy	9.2	9.3	9.7
North Africa	11.7	10.0	8.8
West Africa	10.2	8.3	9.2
North Sea	7.3	6.6	6.5
Caspian Area	29.4	32.1	26.0
Rest of world	8.1	7.1	11.3
	10.8	10.0	10.0

Reserve replacement ratio, all sources (a)	(%)	2005	2006	2007
Italy	77	28	25
North Africa	60	95	36
West Africa	42	-	76
North Sea	53	26	32
Caspian Area	-	447	-
Rest of world	12	-	557
	40	38	90
SEC Criteria (consolidated subsidiaries)	43	38	38

(a)	Includes equity-accounted entities. Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.

Exploratory wells	(number)	2004	2005	2006	2007
Exploratory wells completed in the year		66	52	68	81
Outside Italy		60	50	64	76
Italy		6	2	4	5
Exploratory wells completed in the year (net to Eni)		30	22	36	43
Outside Italy		26	20	32	39
Italy		4	2	4	4
SEC Criteria
Exploratory wells drilled in the year		71	56	61	60
Exploratory successful wells		37	22	26	24
Commercial success rate	(%)	52.1	39.3	42.6	40.0
Exploratory wells drilled in the year (net to Eni)		32	24	32	33
Exploratory successful wells (net to Eni)		19	12	16	12
Commercial success rate (net to Eni)	(%)	57.3	47.4	49.2	37.8

Economic indicators per boe	($/boe)	2004	2005	2006	2007
Lifting cost (1)	4.8	5.5	5.6	6.7
Exploration cost (three-year average) - discovery cost (2)	1.21	1.67	2.86	7.8
Finding and development cost (three-year average) (3)	7.26	10.72	13.87	29.1
Income	8.87	12.2	14.97	14.03

(1)	Ratio of production costs (costs incurred to operate and maintain wells and related equipment and facilities and royalties) to volumes produced.
(2)	Exploration cost for each boe of new reserves added is calculated as ratio of costs incurred with respect to exploration activity and purchase of unproved property to proved reserve additions related to improved recovery, extensions and new discoveries and revisions of previous estimates. Data for 2007 were calculated based on amounts determined in accordance with IFRS. Previous year data were in accordance with U.S. GAAP. Differences between the amounts determined under the two bodies of accounting standards were immaterial. Data disclosed in the table were calculated excluding the purchase costs of probable and possible reserves and other resources which were incurred in connection with acquisitions of properties and corporations, particularly the assets acquired in the Gulf of Mexico, Congo and Russia (according to a 60% interest) in 2007.
(3)	Finding and development cost for each boe of new reserves added is calculated as ratio of costs incurred with respect to exploration and development activities and purchase of unproved property to proved reserve additions related to improved recovery, extensions and new discoveries and revisions of previous estimates. Data for 2007 were calculated based on amounts determined in accordance with IFRS. Previous year data were in accordance with U.S. GAAP. Differences between the amounts determined under the two bodies of accounting standards were immaterial. Data disclosed in the table were calculated excluding the purchase costs of probable and possible reserves and other resources which were incurred in connection with acquisitions of properties and corporations, particularly the assets acquired in the Gulf of Mexico, Congo and Russia (according to a 60% interest) in 2007. Data also excluded development costs incurred in connection with Iranian buy-back contracts and costs estimated to be incurred in connection with asset retirement obligations.

Contents

ENI FACT BOOK / GAS & POWER

Key performance indicators		2004	2005	2006	2007
Net sales from operations (a)	(million euro)	17,302	22,969	28,368	27,633
Operating profit		3,428	3,321	3,802	4,127
Adjusted operating profit		3,448	3,531	3,882	4,092
Adjusted net profit		2,290	2,552	2,862	2,936
EBITDA pro-forma adjusted		n.a.	4,320	4,896	5,077
Capital expenditures		1,451	1,152	1,174	1,366
Adjusted capital employed, net at year end		18,383	18,898	18,864	20,547
Adjusted ROACE	(%)	12.6	13.7	15.1	14.9
Worldwide gas sales	(bcm)	87.03	94.21	98.10	98.96
of which: E&P sales (b)		4.70	4.51	4.69	5.39
LNG sales		n.a.	7.0	9.9	11.7
Customers in Italy	(million)	5.95	6.02	6.54	6.61
Gas volumes transported in Italy	(bcm)	80.41	85.10	87.99	83.28
Electricity sold	(TWh)	16.95	27.56	31.03	33.19
Employees at year end	(units)	12,843	12,324	12,074	11,582

(a)	Before the elimination of intragroup sales.
(b)	E&P sales include volumes marketed by Exploration & Production division in Europe for 3.59 bcm and in the Gulf of Mexico for 1.8 bcm for the full year 2007 (4.07 and 0.62 bcm for the full year 2006 respectively). It also includes volumes marketed in Europe for 4.51 bcm for the full year 2005 and 4.70 bcm for the full year 2004.

Contents

ENI FACT BOOK / GAS & POWER - HIGHLIGHTS

2007 Highlights

AGREEMENT WITH GAZPROM: SOUTH STREAM PROJECT
I As part of the strategic alliance with Gazprom, Eni defined the basic outline of a project for the construction of the South Stream pipeline system which is expected to import volumes of natural gas produced in Russia to Europe across the Black Sea. This project is part of Eni’s international expansion in natural gas and will support the monetization of Russian gas reserves.

EXPANSION ON THE FRENCH MARKET

I Eni acquired a 27.8% stake in Altergaz, the main independent operator in the French gas market present in the retail and small enterprises segments. Eni plans to support Altergaz development through a 10 year supply contract of 1.3 bcm gas volumes per year. This transaction is part of Eni’s international growth in natural gas marketing and strengthens Eni’s leadership on the European gas market.

FINANCIAL AND OPERATING RESULTS

I The Gas & Power business confirmed its ability to generate strong and stable performances.
The adjusted net profit was euro 2.94 billion up 2.6% from 2006, reflecting better operating performance.	I Return on average capital employed was 14.9% on an adjusted basis in 2007 (15.1% in 2006).

I Capital expenditures totalled euro 1.37 billion and mainly related to the development and upgrading of Eni’s transport and distribution networks in Italy, the upgrading of international pipelines and the ongoing plan of building new electricity generation capacity.

I Natural gas sales totalled 98.96 bcm up 1% from 2006 reflecting growth achieved in the main markets in the rest of Europe (up 17.6%, in Spain, Turkey, France, and Northern Europe) and higher LNG volumes sold on the North American and Asian markets.

I Management plans to achieve 110 bcm of sales volumes in 2011 leveraging on growth in international markets where sales are expected to increase by as much as 9% on average in the next four years.

I Electricity volumes sold were 33.19 TWh, up 2.16 TWh or 7% from 2006.

I Natural gas volumes transported on the Italian network were 83.28 bcm, down 5.4% from 2006.

Contents

ENI FACT BOOK / GAS & POWER - STRATEGIES

Strategies
Eni’s Gas & Power activities comprise all phases of the gas value chain: supply, transport, distribution, marketing and LNG operations, resulting in a fully integrated business model. A large installed power generation capacity enables Eni to extract further value from gas, diversifying its commercial outlets. The main feature of the Gas & Power division is its ability to generate substantial earnings and cash flows, which have proven to be very resilient through the commodity price cycles. Eni is the market leader in the pan-European gas market owing to its competitive advantages granted by gas availability under long-term supply contracts and equity gas, access to infrastructure, long-term relationships with key producing countries, market knowledge and a wide portfolio of clients. These assets provide Eni with a solid platform for growth. Integration with upstream operations provides the Group with the ability to monetize its equity gas reserves and to pursue joint opportunities in the gas market. Eni’s key target for its Gas & Power business is to generate a free cash flow1 level of euro 2.1 billion in 2011 (the same level as in 2007).
The strategic guidelines to attain this target are as follows:

  Grow international sales;

  Maintain strength in domestic market;

  Effectively manage relationships with strategic suppliers;

  Increase operational efficiency and effectiveness; and

  Develop a global LNG business.

(1)	Cash flow provided by operating activities less cash outflows for investing activities.

Contents

ENI FACT BOOK / GAS & POWER - GAS MARKET TRENDS

GAS MARKET TRENDS

OVERVIEW
Natural gas is expected to play an increasing role in satisfying global energy needs. According to Eni‘s energy outlook, worldwide gas demand will grow at an annual rate of approximately 2.8% through 2020, outpacing the expected annual growth rate in total energy consumption.
The key drivers of gas demand are: (i) the increasingly wide adoption of gas-fired combined cycle plants for electricity generation due to their lower investment costs, higher efficiency and lower emissions as compared to other technologies based on the use of fossil fuels; (ii) continuing progress on technologies applicable to all phases of the natural gas chain capable of extracting value from stranded gas reserves (LNG, GTL - gas to liquids, TAP - high pressure gas transport); particularly global LNG volumes will increase at an annual rate of 8-9% in the considered period due to massive expected capital expenditures and will cover approximately 30% of energy needs of importing countries by 2020, translating into volumes of approximately 650 bcm as compared to the current level of approximately 220 bcm; (iii) the higher environmental compatibility of natural gas as compared to other fossil fuels which is a crucial element considering the increasing political commitment to CO2 emission reduction and in the implementation of stricter environmental regulation, particularly in the European Union; (iv) the projected economic growth in Asia, particularly in China and India, coupled with an evolution in living standards, as well as an expected increase in domestic consumption in gas producing countries.

EUROPEAN GAS MARKET
In Europe demand for gas is expected to grow at an average annual rate of 2-3% by 2020, reaching 780 bcm. The main driver of this growth will be the wider use of gas in power generation. A growing portion of European gas requirements is expected to be satisfied by imports via gasline which, according to Eni’s estimates, will cover at least 85% of consumption from the current level of 60%, due to domestic production decrease, stressing European dependence on producing countries. The most important pipeline supply sources will remain Russia and Algeria and, to a lesser degree, Norway and Libya.
LNG will play an increasingly important role in diversifying sources of supply and will cover approximately 25% of consumption from the current 15%.
The Italian natural gas market, third in size in Europe after the UK and Germany, participates in the structural change ongoing in Europe which will lead to the creation of a single energy market. In this context, Italy will be able to exploit its geographic location both as concerns the internal European market and the Mediterranean area.
In 2007 gas consumption in Italy amounted to 84.9 bcm; about 90% of gas requirements were met through imports and 10% was covered by domestic production. Eni expects natural gas consumption in Italy to increase with a compound average growth rate of about 2%, hitting approximately 111.2 bcm in 2020 (93.2 bcm forecasted in 2011) driven by the power generation requirements. Growing gas needs will be met by a projected increase in imported capacity, which will be supported by significant capital expenditure projects designed to upgrade existing infrastructures or to build new ones.

COMPETITIVE CONTEXT AND ENI'S STRATEGIES
The competitive context of gas points to globalization. Gas operators have to adopt a supranational approach in order to plan flows and uses of available amounts due to the interconnection between demand and supply developments and dynamics. Growth strategies must take into account the willingness of National Oil Companies to enter the gas market, the increasing contractual strength of large customers, the opportunities arising from expected development of producing countries’ markets, and the role of infrastructure and LNG. In this context, Eni’s activities and knowledge about gas marketing and infrastructure management and its presence on different markets will represent a sound basis for future growth and a solid base from which to develop new cooperation models with National Oil Companies. The Company will direct significant resources to the development of the LNG business as a lever to access new markets beyond European borders, to create new partnerships with countries which own reserves and to diversify supply sources.

Contents

ENI FACT BOOK / GAS & POWER - ACTIVITIES

ACTIVITIES

1. Marketing of gas and electricity

Overview
In 2007, Eni’s worldwide gas sales amounted to 98.96 bcm (including E&P sales in Europe and in the Gulf of Mexico), up 1% from 2006. Over the next four years, Eni plans to increase worldwide sales targeting a volume of 110 bcm by 2011, leveraging on expected growth in international sales expected to achieve an annual rate of increase of 9%, particularly in Europe and the US.
In 2007 Eni’s electricity sales were 33.19 TWh, mostly on the Italian market. Eni targets sales volumes of 36.3 TWh in 2011 equal to an average annual growth rate of 2.7%.	1.1 Marketing in Italy

MARKET
In 2007 Eni’s gas sales in Italy amounted to 56.13 bcm (including own consumption2), down 1.7% from 2006 mainly due to mild climate conditions in the first quarter of the year and competitive pressure. The Italian market includes four segments of customers: large businesses, the power generation sector, wholesalers and residential customers. Large businesses and power generation utilities are directly linked to the national and the regional natural gas networks. Wholesalers mainly include local selling companies and distributors of natural gas for automotive use which resell natural gas to residential customers through low pressure distribution networks. Residential customers include households (also referred to as the retail market), the tertiary sector (mainly commercial outlets, hospitals, schools and local administrations) and small businesses (also referred to as the middle market) located in large metropolitan areas and urban centers.

(2)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in own operation by a company or its subsidiaries are excluded from calculation of ceilings for sales to end customers and for volumes input into the Italian network to be sold in Italy.

Contents

ENI FACT BOOK / GAS & POWER - ACTIVITIES

In the medium term, the Company will manage the threat of higher competition on the Italian gas market by implementing a marketing plan aiming at preserving the profitability of its Italian operations also targeting stable sale volumes from current levels. Specifically, Eni plans:
- to focus the most profitable customer segments;
- to upgrade the commercial offer by tailoring pricing and services to customers’ specific needs and;
- to leverage the full potential of the combined offer of gas and electricity (the dual offer), targeting 1.2 million customers by 2011. The dual offer was started in the second half of 2007 and gained approximately 120,000 customers.
These actions will be supported by a continuing commitment to operational efficiency and effectiveness, targeting a significant reduction in cost to serve by 2011.

Eni targets sales volumes of at least 50 bcm in 2011. This target takes account of the expected increase in competitive pressure due to new supplies coming on the Italian gas market. Specifically, import capacity to Italy is projected to increase by 25 bcm over the next four years. In next two-year period, approximately 21 bcm of new capacity are expected to come on stream in connection with ongoing upgrading projects that Eni is implementing on its international pipelines from Russia and Algeria (see the section “International transport” below) as well as the ongoing construction of an LNG plant by a third party.

Compliance with market limits imposed by Italian sector specific regulation, in terms of both volumes intake into the national network and sales volumes, will be ensured through the optimal allocation of Eni’s gas availability from supply contracts and equity production between sales in Italy and in the rest of Europe, and the use of gas in Eni’s power generation plants, leveraging also on the expected increase in demand.

Sales and shares on the Italian gas market
2006	2007

(bcm)	Volumes sold	Market share (%)	Volumes sold	Market share (%)	% Ch. 2007 vs 2006
Italy to third parties	50.96	60.4	50.05	59.0	(1.8)
Wholesalers	11.54	13.7	11.92	14.0	3.3
Gas release	2.00		2.37
Industries	13.33	15.8	11.77	13.9	(11.7)
Power generation	16.67	19.8	17.21	20.3	3.2
Residential	7.42	8.8	6.78	8.0	(8.6)
Own consumption	6.13		6.08
TOTAL SALES IN ITALY	57.09	67.6	56.13	66.1	(1.7)
Gas demand	84.4		84.9

Contents

ENI FACT BOOK / GAS & POWER - ACTIVITIES

MARKETING POLICY
Eni intends to implement a value-oriented marketing policy, leveraging on its established know-how in pricing, personalization of services, and brand awareness. In future years, Eni’s marketing efforts will focus mainly on the middle and retail markets, also leveraging on the expected development of the combined offer of gas and electricity to residential customers (“dual offer”).
Broadly speaking, Eni’s commercial offer includes:
  for business customers, a dedicated commercial structure and a personalized commercial offer based on tailored contractual formulas and a panel of indexation options, as well as a spate of technical services addressing 7 areas (including cogeneration feasibility studies, check-up of power facilities and gas regulation and measurement devices);
  for tertiary and middle market customers, in addition to various contractual formulas, Eni offers the so-called “Servizio Energia” providing a turn-key solution for designing, commissioning, upgrading and managing energy facilities, including photovoltaic ones;
  for residential customers, a network of franchised outlets provides supply and installation of gas fired appliances, as well as maintenance services of home heating facilities.

Dedicated to the different types of clients, Contact Centers provide information, consultancy and assistance on contracts and administration and regulation aspects while supporting the commercial offer. Customers can also receive assistance via the website. In fact, customers can perform online all administrative functions and receive information on services and other relevant issues.
Eni intends to strengthen its competitive position in the retail market, where it has over 6.5 million customers located in Italy’s main urban areas, aiming at retaining and increasing costumers through an excellent value-oriented offer and the dual offer. At the same time, Eni expects to preserve its selling margins by means of reducing the cost to serve leveraging on technological innovation, streamlining front-end and back-end processes and achieving economies of scale and synergies, particularly those driving from the dual offer in terms of process integration for acquiring, retaining and managing costumers.

1.2 Marketing in the rest of Europe
In 2007 gas sales in the rest of Europe were 35.02 bcm, up 0.6% from 2006, reflecting increased sales on target markets (up 17.6%). In the future, Eni intends to strengthen its leadership in the European gas markets, targeting to increase both volumes and market shares.
A review of Eni’s presence in key European markets and commercial objectives at 2011 is presented below.

France
Eni sells natural gas to industrial clients and resellers and plans to increase its market share mainly in the segments of small businesses and retail, leveraging on the liberalization of the market that started from July 1, 2007. Specifically, the retail segment presents attractive development opportunities with its 11.5 million of customers and consumption equalling 60% of total national consumption. Eni expects to ramp sales on the French market to achieve approximately 5 bcm of sales by 2011. This target represents an annual average growth rate of 33%, outpacing the rate of increase projected for the overall French market. Eni’s market share is expected to reach 9% from the current 3%.
Eni’s development plans on the French market will leverage on the expansion of direct sales and on the partnership with Altergaz, of which Eni acquired a 27.8% stake in 2007 exercising joint control with the other partners. Altergaz markets gas to small businesses and the retail segments supplying 3,500 clients, with revenues of approximately euro 60 million. Eni will support Altergaz’s development in the target segments through a 10-year supply contract of 1.3 bcm/year and will pursue synergies with its own commercial structure.

Contents

ENI FACT BOOK / GAS & POWER - ACTIVITIES

Germany
Eni is present on the German natural gas market through its affiliate GVS (Gasversorgung Süddeutschland GmbH - Eni 50%) which sold approximately 4.94 bcm in 2007 (2.47 bcm being Eni’s share). Eni boasts also a direct marketing structure.
In the medium term, Eni plans to significantly increase its sales to the business segment, leveraging on the pursuit of opportunities arising from the ongoing liberalization process. The objective is to sell 6.9 bcm in 2011, equal to a 6% market share with an annual growth rate of 8.4%.

IBERIAN PENINSULA
Gas demand growth in the Iberian Peninsula is expected to outpace the average European growth.

Portugal
Eni operates on the Portuguese market through its affiliate Galp Energia (Eni’s interest 33.34%) which sold approximately 5.94 bcm in 2007 (1.98 bcm being Eni’s share). In the medium term, Galp’s sales are expected to remain stable.

Spain
Eni operates in the Spanish gas market through Unión Fenosa Gas (Eni’s interest 50%) which supplies natural gas mainly to final customers and power generation utilities. Eni boasts also a direct marketing structure. In 2007 gas sales of Unión Fenosa Gas in Europe amounted to 3.64 bcm (1.82 bcm Eni’s share).
Unión Fenosa Gas operates in the LNG business through an 80% interest in the Damietta liquefaction plant, on the Egyptian coast (see below), and through a 7.36% interest in a liquefaction plant in Oman. In addition, it	holds interests in the Sagunto (Valencia) and El Ferrol (Galicia) re-gasification plants, with a 42.5% and 18.9% interest, respectively.

Eni targets to increase its sales in the Iberian Peninsula from the current 6.91 bcm level to approximately 8.9 bcm by 2011, with an annual average growth rate of 7%. Sale increases will be driven by an expected expansion of Unión Fenosa Gas and the development of direct sales, mainly to the Spanish power generation segment supplied by means of LNG.

UK/Northern Europe
Eni through its subsidiary North Sea Gas & Power (Eni UK Ltd) markets equity gas produced at Eni’s fields in the North Sea and operates in the main continental natural gas hubs (NBP, Zeebrugge, TTF). Eni plans to grow volumes sold on the markets of the UK/Northern Europe from the current 3.2 bcm level to approximately 6.9 bcm by 2011, with a 21% average annual growth rate.

Turkey
Eni sells gas supplied from Russia and transported via the Blue Stream underwater pipeline. In 2007 sales amounted to 4.62 bcm. Leveraging on the expected demand growth, Eni plans to increase sales up to 6.4 bcm by 2011, equal to a 9% growth rate.

Contents

ENI FACT BOOK / GAS & POWER - ACTIVITIES

1.3 Supply
Eni enjoys a competitive advantage represented by its wide and diversified availability of natural gas both from equity production and from its unrivaled portfolio of long-term purchase contracts with major producing countries, also boasting a direct upstream presence in 9 out of 10 gas supplying countries. The average life of our supply portfolio is approximately 22 years. In 2010, our long-term supply contracts will enable the Company to intake approximately 62.4 bcm of natural gas to support our sales plans. Our diversified supply portfolio insulates us from the risk of being heavily dependent on a single source of supplies; in fact, none of Eni’s suppliers weighs for more than 25% of Eni current gas needs. Expected developments in our LNG business will further strengthen operational flexibility and diversity of supply sources, also with the support provided by the integration with upstream activities. Furthermore, Eni can leverage on flexible contractual schemes to capture market opportunities, also taking account of Eni’s availability of an integrated system for transport and logistics. We have established sound relationships with producing countries which have proved to be key to effectively manage the gas business given the strategic value of supply security, diversification and flexibility.
In 2007 Eni’s supply requirements (98.96 bcm) were met for 20% with equity gas. LNG supplies accounted for 8% of total supplies. Equity production flows came from:	(i) Italian fields (7.87 bcm); (ii) the Libyan Wafa and Bahr Essalam fields, which yielded a gross production of approximately 8.85 bcm (3.62 net to Eni) imported to Italy throughout the GreenStream pipeline; (iii) production areas in the British and Norwegian sections of the North Sea (5.81 bcm); (iv) the Gulf of Mexico (1.8 bcm); and (v) the Bonny liquefaction terminal in Nigeria.

2. Infrastructure

Overview
Eni operates the widest European network of integrated infrastructure for transporting natural gas, which links key consumption basins with the main producing areas (North Africa, Russia and the North Sea). In Italy Eni operates almost all the national transport network and can count on an extended system of local distribution networks servicing retail markets. The availability of re-gasification capacity in Italy and the Iberian Peninsula coupled with a significant storage capacity ensure a high level of operating flexibility. These assets represent a significant competitive advantage.
Eni is implementing plans for upgrading its import pipelines from Russia, Algeria and Libya, and expanding and modernizing its national transport and distribution networks. To this end, the Company will invest

Contents

ENI FACT BOOK / GAS & POWER - ACTIVITIES

approximately euro 5.6 billion in the next four years. Particularly, the Company plans to increase the transport capacity of its international pipeline by 10 bcm, coming on stream in 2009, and further 6 bcm coming on stream in 2009 relating to ongoing upgrading projects.

2.1 International transport activities
Eni owns capacity entitlements in a network of international high pressure pipelines for a total of over 4,300 kilometers enabling the Company to import natural gas produced in Russia, Algeria, the North Sea and Libya to Italy.
The main assets are:
  the TAG PIPELINE, 1,140-kilometer long, is made up of three lines, each about 380-kilometer long, with a transport capacity of 37 bcm/y, and three compression stations. This gasline transports Russian natural gas from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry in the Italian natural gas transport system. This facility is undergoing an upgrade project designed to increase the transport capacity by 6.5 bcm/y from the current level of 37 bcm/y. A first portion of 3.2 bcm/y is expected to be operating from October 2008. The second portion is expected to start operating in late 2009. The whole new capacity has been or is expected to be awarded to third parties;
  the TTPC PIPELINE, 742-kilometer long, is made up of two lines each 371-kilometer long with a transport capacity of 27 bcm/y and three compression stations. This pipeline transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline. The transport capacity of this facility is expected to be increased by 6.5 bcm/y from the current level of 27 bcm/y. A first portion of 3.2 bcm/y is due to come on line in the second quarter of 2008, while the second portion will start operations by October 2008. The whole new capacity has been awarded to third parties. The capacity of the TMPC downstream pipeline is already adequately dimensioned. TMPC crosses underwater the Sicily channel;

  the TMPC PIPELINE for the import of Algerian gas, 775-kilometer long, is made up of five lines each 155-kilometer long with a transport capacity of 33.5 bcm/y. It crosses underwater the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system;
  the TENP PIPELINE, 1,000-kilometer long (two 500-kilometer long lines) with transport capacity of 15.5 bcm/y and four compression stations, transports natural gas from the Netherlands through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border. Eni plans to expand the transport capacity of this pipeline by 2 bcm coming on stream late in 2009. A further capacity expansion is being assessed;
  the TRANSITGAS PIPELINE, 291-kilometer long, with one compression station, transports natural gas from the Netherlands and from Norway crossing Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Passo Gries at the Italian border. It has a transport capacity of 20 bcm/y. A new 55-kilometer long line from Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach was built for the transport of Norwegian gas. Eni is assessing an upgrade of the capacity of this pipeline of 2 bcm. The final investment decision is subject to the approval of relevant authorities;
  the GREENSTREAM PIPELINE started operations in October 2004 for the import of Libyan gas. It is 520-kilometer long with a transport capacity of 8 bcm/y and crosses underwater the Mediterranean Sea from Mellitah to Gela in Sicily, the point of entry into the Italian natural gas transport system. Eni intends to upgrade the transport capacity of this pipeline from the current level of 8 bcm to 11 bcm/y with full capacity available from 2012.

Contents

ENI FACT BOOK / GAS & POWER - ACTIVITIES

Eni holds a 50% interest in the Blue Stream underwater pipeline linking the Russian and Turkish coast of the Black Sea. This pipeline started operations in 2002 and	was laid at a record depth of over 2,150 meters. It is 774-kilometer long with two lines and has transport capacity of 16 bcm/y.

Agreement with Gazprom: the South Stream project
Eni and Gazprom are assessing a project to build a new route for importing gas from Russia to Europe. The South Stream pipeline is expected to be composed by two sections: (i) an offshore 900-kilometer long section crossing the Black Sea from the Russian coast at Beregovaya (the same starting point of the Blue Stream pipeline) to the Bulgarian coast at Varna. It will be laid reaching water depth of more than 2,000 meters; (ii) an onshore section for which two	options are currently being evaluated: one envisages crossing Serbia and Hungary to connect to existing backbones from Russia; another section pointing to South West crossing Greece and Albania then linking to the Italian network. Eni and Gazprom will carry out the project using the most advanced technologies in full respect of the strictest environmental criteria. The implementation of this project will enable Eni to extract value from the gas assets that Eni purchased in Russia in 2007.

Contents

ENI FACT BOOK / GAS & POWER - ACTIVITIES

2.2 Italian transport network
Eni, through Snam Rete Gas, a company listed on the Italian Stock Exchange (Eni’s share being 50.04%) operates the major part of the Italian natural gas transport network as well as the only regasification terminal operating in Italy. Under Legislative Decree No. 164/2000 concerning the opening up of the natural gas market in Italy, transport activities are regulated by the Authority for Electricity and Gas which determines the methods for calculating tariffs and fixing the return on capital employed. This makes transport a low risk business capable of delivering stable performances.
Eni’s network extends for 31,081 kilometers and comprises: (i) a national transport network extending over 8,548 kilometers, made up of high pressure trunk-lines mainly with a large diameter, which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with regional transport networks. The national network includes also some interregional lines reaching important markets; (ii) a regional transport network extending over 22,533 kilometers, made up of smaller lines and allowing the transport of natural gas to large industrial complexes, power stations and local distribution companies in the various local areas served.

The major pipelines interconnected with import
trunk-lines that are part of Eni’s national network are:

for natural gas imported from Algeria:
  two lines with a 48/42-inch diameter, each approximately 1,500-kilometer long, including the smaller pipes that cross underwater the Messina Strait, connect Mazara del Vallo on the Southern coast of Sicily where they link with the TMPC pipeline carrying Algerian gas, to Minerbio (near Bologna). This pipeline is undergoing an upgrade with the laying of a third line with a 48 inch diameter 403-kilometer long (of these 309 are already operating). Available transport capacity[3] at the Mazara del Vallo entry point is approximately 91 mmcm/d;

for natural gas imported from Libya:

  a 36-inch line, 67-kilometer long linking Gela, the entry point of the GreenStream underwater pipeline into the national network near Enna along the backbone transporting gas coming from Algeria. Transport capacity at the Gela entry point is approximately 30 mmcm/d;
for natural gas imported from Russia:
  two lines with 42/36/34-inch diameters extends for a total length of approximately 900 kilometers and are connected to the Tag pipeline from Russia at Tarvisio. This facility cross the Po Valley reaching Sergnano (near Cremona) and Minerbio. This pipeline has been upgraded by the laying of a third 264-kilometer long line with diameter from 48 to 56 inches from Tarvisio to Zimella (Verona) and by the upgrading of the Malborghetto compression station. The pipeline transport capacity at the Tarvisio entry point amounts to approximately 113 mmcm/d plus the transport capacity available at the Gorizia entry point of approximately 5 mmcm/d;

for natural gas imported from the Netherlands and Norway:

  one line, with a 48-inch diameter, 177-kilometer long extends from the Italian border at Passo Gries (Verbania) where it connects with the Transitgas pipeline carrying gas from Norway and the Netherlands, to the node of Mortara, in the Po Valley. The pipeline transport capacity at the Passo Gries entry point amounts to 64 mmcm/d;

(3)	Available transport capacity is measured at the beginning of each thermal year, starting on October 1.

Contents

ENI FACT BOOK / GAS & POWER - ACTIVITIES

for natural gas coming from the Panigaglia LNG terminal:
  one line, with a 30-inch diameter, 170-kilometer long links the Panigaglia terminal to the national Transport network near Parma. The pipeline transport capacity at the Panigaglia entry point amounts to 13 mmcm/d.

In 2007, Eni’s national transport network increased by 192 kilometers due to certain upgrades to both national backbones (69 kilometers) and the regional network (123 kilometers).
Eni’s system is completed by: (i) 10 compressor stations with a total power of 758 MW; (ii) 5 marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo, Messina and Gela in Sicily and Favazzina and Palmi in Calabria.

The interconnections managed by Snam Rete Gas in the Italian transport network are guaranteed by 25 linkage and dispatching nodes and by 559 plant units including pressure reduction and regulation plants. These plants allow regulate the flow of natural gas in the network and guarantee the connection of pipes working at different pressures.

Snam Rete Gas is currently studying the construction of the Italian section of the new Galsi pipeline connecting Algeria to Italy through Sardinia with an 8 bcm/y capacity. The Italian section of this new infrastructure will be made up of an onshore section crossing Sardinia and an offshore section reaching Tuscany where it will link with the national network for a total length of 600 kilometers. Galsi will be responsible of the engineering and of obtaining licences and authorizations, while Snam Rete Gas will build the pipeline and manage it when operational.

For the next four years Snam Rete Gas approved a capital expenditure plan of approximately euro 4.3 billion aimed mainly at the upgrade of its transport network in view of the expected increase in import capacity.

2.3 Distribution activities
Distribution involves the delivery of natural gas to residential and commercial customers in urban centers through low pressure networks. Eni, through its 100% subsidiary Italgas and other subsidiaries, operates in the distribution activity in Italy serving 1,318 municipalities through a low pressure network consisting of approximately 49,000 kilometers of pipelines supplying 5.6 million customers and distributing 7.3 bcm in 2007. Under Legislative Decree No. 164/2000 concerning the opening up of the natural gas market in Italy, distribution activities are regulated by the Authority for Electricity and Gas which determines the methods for calculating tariffs and fixing the return on capital employed. Distribution activities are conducted under concession agreements whereby local public administrations award the service of gas distribution to companies. According to Legislative Decree No. 164/2000, the award of the service has to take place by competitive bid from the end of a transition period no later than December 31, 2012. Future concessions will last no more than twelve years.
Eni intends to develop its market and improve efficiency and quality of services rendered. For the next four years Eni defined a capital expenditures plan of approximately euro 1 billion for the development/upgrade of its distribution networks and their technological upgrade. Its aim to 2011 is to serve 6 million clients and increase distributed volumes to 8.3 bcm.

2.4 LNG
Eni intends to speed up the development of its LNG business on a global scale, aiming at building or acquiring assets in the LNG value chain in order to seize the opportunities arising from the increasing role of LNG in meeting energy requirements. Expansion in LNG enables Eni to fully monetize its large equity reserves. Access to consumption markets and the availability of know how and technologies are key elements on which Eni intends to build partnerships with producing countries owing gas reserves.
By 2011 Eni plans to sell 14.5 bcm of LNG (including upstream sales) with an annual growth rate of 5.4% over the next four years.
Eni’s main assets in LNG are:

Italy
Eni operates the only regasification terminal operating in Italy at Panigaglia (Liguria). At full capacity, this terminal can input 3.5 bcm/y into the Italian transport network. In 2007 a total of 2.38 bcm of natural gas were input in the national network, of these 47% were owned by Eni.
Eni plans to increase the capacity of the Panigaglia plant by 4.5 bcm, expected to come on line by 2014. Estimated capital expenditures amount to euro 359 million.

Contents

ENI FACT BOOK / GAS & POWER - ACTIVITIES

Egypt
Eni, through its interest in Unión Fenosa Gas, has an indirect interest in the Damietta liquefaction plant that produces approximately 5 mmtonnes/y of LNG equal to a feedstock of 7.6 bcm/y of natural gas. The partners of the project (including Eni’s Exploration & Production division) agreed on terms for doubling the plant capacity. The project is expected to be sanctioned by relevant Egyptian authorities in the first half of 2008. In order to market its share of LNG, Eni intends also to build two gas, tanker ships with a capacity of 155 kcm each.

Spain
Eni through Unión Fenosa Gas holds a 21.25% interest in the Sagunto regasification plant, near Valencia, with a capacity of 6.7 bcm/y.
At present, Eni’s capacity entitlements amounts to 1.6 bcm/y of gas. A capacity upgrading plan has been sanctioned targeting a 0.8 bcm/y capacity increase by 2009. Eni through Unión Fenosa Gas also holds a 9.5% interest in the El Ferrol regasification plant, located in Galicia, that started operations in November 2007, with a treatment capacity of approximately 3.6 bcm/y, 0.4 bcm/y being Eni’s capacity entitlements.

USA
Eni is implementing plans to expand its presence in the strategic US market where Eni holds a 40% capacity entitlement in the Cameron re-gasification terminal under construction on the coast of Louisiana. This facility is expected to have an initial capacity of 15.5 bcm/y, 6 bcm being Eni’s entitlement. Eni is implementing a number of agreements to ensure its share of supplies to the plant, particularly: (i) in February 2007, an agreement was signed with Nigeria LNG Ltd, which operates the Bonny LNG plant in Nigeria, to purchase, over a twenty-year period, 1.375 mmtonnes/y of LNG, equivalent to 2 bcm/y of gas, deriving from the upgrade of the Bonny liquefaction plant (Train 7) expected for 2012; (ii) negotiations are also progressing with Brass LNG Ltd for the purchase of	1.67 mmtonnes/y of LNG capacity approximately equivalent to 2.3 bcm/y of gas.
In December 2007, Eni purchased a share of 5.6 bcm/y capacity of the Pascagoula re-gasification plant under construction in Mississippi. This deal is related to the Angola LNG project in partnership with Sonangol (See Development initiatives in the Exploration & Production division) which envisages construction of an LNG plant designed to produce 5.2 mmtonnes/y to be fed with natural gas produced in Angola. The LNG will be marketed in the Unites States at the Pascagoula site. Under the agreement, Eni will also have the right to have its equity gas in Angola liquefied, shipped and regasified at Pascagoula by Angola LNG for a quantity equivalent to 0.94 bcm/y.

Contents

ENI FACT BOOK / GAS & POWER - ACTIVITIES

3. Power Generation

Eni conducts its power generation activities at its sites of Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara. In 2007, electricity production sold was 25.49 TWh, up 0.67 TWh or 2.7% as compared to 2006 mainly due to the ramp-up of the Brindisi plant. Total installed capacity was 4.9 GW at December 31, 2007.
By 2010 Eni intends to complete its plan for expanding power generation capacity, targeting an installed capacity of 5.5 GW. At full capacity, production is expected to amount to approximately 31 TWh, corresponding to approximately 8% of electricity generated in Italy at that date. Supplies of natural gas are expected to amount to approximately 6 bcm/y from Eni’s diversified supply portfolio. Residual capital expenditure amounts to euro 0.5 billion in addition to the euro 2.2 billion already invested until 2007.	The development plan is underway at Ferrara (Eni’s interest 51%), where in partnership with EGL Luxembourg (a company belonging to Swiss group EGL) construction of two new 390 MW combined cycle units is underway with start-ups expected in 2008.
Eni has also planned the installation of a new 240 megawatt combined cycle unit at the Taranto site (current capacity 75 megawatt).
New installed generation capacity uses the combined cycle gas fired technology (CCGT), ensuring a high level of efficiency and low environmental impact.
In particular, management estimates that for a given amount of energy (electricity and heat) produced, the use of the CCGT technology on a production of 30 TWh reduces emissions of carbon dioxide by approximately 11 mmtonnes, as compared to emissions using conventional power generation technology.

Contents

ENI FACT BOOK / GAS & POWER - MAIN DATA

Supply of natural gas	(bcm)	2004	2005	2006	2007
Italy	11.30	10.73	10.21	8.65
Russia for Italy	20.62	21.03	21.30	18.79
Russia for Turkey	1.60	2.47	3.68	4.65
Algeria	18.86	19.58	18.84	16.55
Netherlands	8.45	8.29	10.28	7.74
Norway	5.74	5.78	5.92	5.78
Libya	0.55	4.61	7.70	9.24
United Kingdom	1.76	2.28	2.50	3.15
Hungary	3.57	3.63	3.28	2.87
Croatia	0.35	0.43	0.86	0.54
Algeria (LNG)	1.27	1.45	1.58	1.86
Others (LNG)	0.70	0.69	1.57	2.32
Other supplies Europe	0.12	0.41	0.78	0.76
Outside Europe	1.20	1.18	0.77	0.90
Outside Italy	64.79	71.83	79.06	75.15
Total supplies of Eni’s own companies	76.09	82.56	89.27	83.80
Offtake from (input to) storage	0.93	0.84	(3.01)	1.49
Network losses and measurement differences	(0.53)	(0.78)	(0.50)	(0.46)
Available for sale of Eni’s own companies	76.49	82.62	85.76	84.83
Available for sale of Eni's affiliates	5.84	7.08	7.65	8.74
E&P volumes	4.70	4.51	4.69	5.39
Total available for sale	87.03	94.21	98.10	98.96

Gas sales by market	(bcm)	2004	2005	2006	2007
Italy	53.78	58.08	57.09	56.13
Wholesalers	13.87	12.05	11.54	11.92
Gas release	0.54	1.95	2.00	2.37
Industries	12.39	13.07	13.33	11.77
Power generation	15.92	17.60	16.67	17.21
Residential	7.36	7.87	7.42	6.78
Own consumption	3.70	5.54	6.13	6.08
Rest of Europe	26.84	29.91	34.81	35.02
Importers in Italy	10.96	11.53	14.10	10.67
Target markets	15.88	18.38	20.71	24.35
Iberian Peninsula	3.59	4.59	5.24	6.91
Germany-Austria	3.96	4.23	4.72	5.03
Turkey	1.60	2.46	3.68	4.62
Northern Europe	2.93	2.93	2.62	3.15
Hungary	3.35	3.39	3.10	2.74
France	0.15	0.15	1.07	1.62
Other	0.30	0.63	0.28	0.28
Outside Europe	1.71	1.71	1.51	2.42
E&P in Europe and in the Gulf of Mexico	4.70	4.51	4.69	5.39
Worldwide gas sales	87.03	94.21	98.10	98.96

Contents

ENI FACT BOOK / GAS & POWER - MAIN DATA

Gas sales by entity	(bcm)	2004	2005	2006	2007
Sales of consolidated companies	76.49	82.62	85.76	84.83
Italy (including own consumption)	53.78	58.01	57.07	56.08
Rest of Europe	21.54	23.44	27.93	27.86
Outside Europe	1.17	1.17	0.76	0.89
Sales of Eni’s affiliates (net to Eni)	5.84	7.08	7.65	8.74
Italy		0.07	0.02	0.05
Rest of Europe	5.30	6.47	6.88	7.16
Outside Europe	0.54	0.54	0.75	1.53
E&P in Europe and in the Gulf of Mexico	4.70	4.51	4.69	5.39
Worldwide gas sales	87.03	94.21	98.10	98.96

Electricity sales	(TWh)	2004	2005	2006	2007
Free market	9.68	14.76	16.22	20.73
Italian Exchange for electricity	2.56	7.74	9.67	8.66
Industrial plants	2.45	2.71	2.70	2.81
Electricity Services Operator	2.26	2.35	2.44	0.99
	16.95	27.56	31.03	33.19

Gas volumes transported in Italy (a)	(bcm)	2004	2005	2006	2007
Eni	52.15	54.88	57.09	52.39
On behalf of third parties	28.26	30.22	30.90	30.89
Enel	9.25	9.90	9.67	9.36
Edison Gas	8.00	7.78	8.80	7.16
Others	11.01	12.54	12.43	14.37
	80.41	85.10	87.99	83.28

(a)	Include amounts destined to domestic storage.

Transport infrastructure
Route	Length of main line (km)	Lines (units)	Diameter (inch)	Pressure min-max (bar)	Transport capacity (mmcm/d)	Transport capacity (bcm/y)	Transit capacity (e) (mmcm/d)	Transit capacity (bcm/y)	Compression stations (no.)
Italy
Mazara del Vallo-Minerbio (under upgrading)	1,540	2/3	48/42	75	90.7				7
Tarvisio-Sergnano-Minerbio (under upgrading)	450	2/3	56/48/42/36/34	58/70	112.6				2
Passo Gries-Mortara	177	1/2	48/34	54/75	63.5				1
Outside Italy (a) (b)
TENP (Bocholtz-Wallbach)	500	2	36/38/40		63	23	44.8	15.5	4
Transitgas (Rodersdorf-Lostorf)	165	1+1 71 km + 1 55 km	36/48		75.8	28	60.6	20	1
TAG (Baumgarten-Tarvisio) (under upgrading) (c)	380	3	36/38/40/42		117	43	93.6	37	3
TTPC (Oued Saf Saf-Cap Bon)	371	2	48		82.3	27	81.2	27	3
TMPC (Cap Bon-Mazara del Vallo)	155	5	20/26		100.5	33.5	100.5	33.5
Greenstream (Mellitah-Gela) (d)	520	1	32		24.4	8	24.4	8	1
Blue Stream (Beregovaya-Samsun) (d)	390	1+1 382.5 km	24		48	16	48	16	1

(a)	As of December 31, 2007.
(b)	Capacity is related to standard conditions: pressure 1.01325 bar; temperature 288.15 K.
(c)	As of January 1, 2008.
(d)	Data relate to full operation of the transport system.
(e)	For the Italian pipelines, the transport capacity refers to the capacity at the Entry Point connected to the import pipelines.

Transport capacity includes both transit capacity and maximum daily volumes of natural gas destined to local markets and withdrawn at various points along the pipeline.
Transit capacity is the maximum daily volume of natural gas which is input at various entry points along the pipeline and transported to the next pipeline.

Contents

ENI FACT BOOK / GAS & POWER - MAIN DATA

Distribution Italy	2004	2005	2006	2007
Volumes distributed	(bcm)	8.14	8.65	7.54	7.44
to Eni		7.73	8.13	6.90	6.39
to third parties		0.41	0.52	0.64	1.05
Installed network	(km)	46,954	48,146	48,724	48,746
Active meters	(no. of users)	5,418,262	5,838,085	5,550,700	5,598,677
Municipalities served	(no.)	1,227	1,282	1,317	1,318

LNG sales	(bcm)	2005	2006	2007
G&P sales	3.7	6.4	8.0
Italy	0.7	1.5	1.2
Iberian Peninsula	3.0	4.4	5.6
Extra european markets		0.5	1.2
E&P sales	3.3	3.5	3.7
Liquefaction plants:
Bontang (Indonesia)	1.2	0.9	0.7
Point Fortin (Trinidad & Tobago)	0.6	0.4	0.6
Bonny (Nigeria)	1.5	1.8	2.0
Darwin (Australia)		0.4	0.4
	7.0	9.9	11.7

EniPower power stations
Power stations	Installed capacity at 2006 (GW)	Installed capacity at 2007 (GW)	Full installed capacity (2011) (GW)	Effective/planned start-up	Fuel
Brindisi	1.5	1.5	1.3	2006	gas
Ferrera Erbognone	1.0	1.0	1.0	2004	gas/syngas
Livorno	0.2	0.2	0.2	2000	gas
Mantova	0.9	0.9	0.9	2005	gas
Ravenna	1.1	1.1	1.0	2004	gas
Taranto	0.1	0.1	0.3	2009	gas
Ferrara	0.1	0.1	0.8	2008	gas
	4.9	4.9	5.5

Full installed capacity net of standstill of obsolete plants.

Power generation	2004	2005	2006	2007
Purchases
Natural gas	(mmcm)	2,617	4,384	4,775	4,860
Other fuels	(ktoe)	695	563	616	720
- of which steam cracking		89	96	136	137
Production
Electricity	(TWh)	13.85	22.77	24.82	25.49
Steam	(ktonnes)	10,040	10,660	10,287	10,849
Installed generation capacity	(GW)	3.3	4.5	4.9	4.9

Contents

ENI FACT BOOK / GAS & POWER - MAIN DATA

Capital expenditures	(million euro)	2004	2005	2006	2007
Italy	1,236	1,066	1,014	1,063
Outside Italy	215	86	160	303
	1,451	1,152	1,174	1,366
Market	56	40	63	52
Italy	36	2		2
Outside Italy	20	38	63	50
Distribution	187	182	158	195
Transport	757	691	724	944
Italy	562	643	627	691
Outside Italy	195	48	97	253
Power generation	451	239	229	175
	1,451	1,152	1,174	1,366

Contents

ENI FACT BOOK / REFINING & MARKETING

Key performance indicators	2004	2005	2006	2007
Net sales from operations (a)	(million euro)	26,089	33,732	38,210	36,401
Operating profit		1,080	1,857	319	729
Adjusted operating profit		923	1,214	790	329
Adjusted net profit		674	945	629	319
Capital expenditures		693	656	645	979
Adjusted capital employed, net at year end		4,835	5,326	5,766	7,149
Adjusted ROACE	(%)	13.0	18.2	10.7	5.0
Refinery throughputs on own account	(mmtonnes)	37.69	38.79	38.04	37.15
Refinery conversion index	(%)	42	56	57	56
Balanced capacity of refineries	(kbbl/d)	681	701	711	748
Retail sales of petroleum products on Agip branded network in Europe	(mmtonnes)	12.35	12.42	12.48	12.65
Agip branded service stations in Europe at period end	(units)	6,225	6,282	6,294	6,441
Average throughput of Agip branded service stations in Europe	(kliters)	2,488	2,479	2,470	2,486
Employees at year end	(units)	9,224	8,894	9,437	9,428

(a)	Before elimination of intragroup sales.

Contents

ENI FACT BOOK / REFINING & MARKETING - HIGHLIGHTS

2007 Highlights

PORTFOLIO DEVELOPMENTS
I Purchased 102 retail stations in the Czech Republic, Slovakia and Hungary. The agreement also includes the business of marketing fuels at the Prague and Bratislava airports and certain lubricants activities.

I Purchased a 16.11% stake in the Czech Refining Company, increasing Eni’s ownership interest to 32.4% equal to a refining capacity of 2.6 mmtonnes per year. This acquisition supports the selective growth in Europe.

I In accordance with the agreement signed in December 2005 by majority shareholders (Eni 33.34%, Amorim Energia and Caixa Geral de Depósitos) Galp Energia exercised its call option to acquire Eni’s Agip branded oil products marketing activities in the Iberian region both in the retail and wholesale markets. The transaction, subject to approval from relevant antitrust authorities, includes 371 service stations. The closing is expected in 2008.

FINANCIAL AND OPERATING RESULTS
I Adjusted net profit for the year amounted euro 319 million down euro 310 million from 2006, or 49.3%, due to lower realized refining margins, and the appreciation of the euro over the dollar. The negative result was also influenced by a lower operating performance of marketing activities in Italy.

I Eni’s realized refining margins were sharply lower mainly due to narrowed heavy sour crude discounts which reduced the competitive advantage of Eni’s complex refineries to process low-cost feedstock.	I Return on average capital employed on an adjusted basis was 5% (10.7% in 2006).

I Capital expenditures totalled euro 979 million and related mainly to projects designed to improve the conversion rate and flexibility of refineries and upgrade the refined product retail network in Italy and in the rest of Europe.

I Refinery throughputs on own account in Italy and outside Italy (37.15 mmtonnes) declined by 0.89 mmtonnes from 2006, down 2.3%, reflecting the expiry of a processing contract at the Priolo refinery owned by third parties. Excluding this effect, refining throughputs in Italy increased by 1.5% due to better performance of the Livorno and Gela refineries.

I Retail market share in Italy was 29.2%. Sales of refined products (8.62 mmtonnes) declined by 0.5% from 2006 particularly due to a decline in domestic consumption.

I Retail sales of refined products in the rest of Europe (4.03 mmtonnes) were up 5.5%, particularly in Central Eastern Europe reflecting growth via acquisitions.

I In 2007 Eni started/restructured 89 stores for the sale of convenience items and car services at its service stations in Italy. Non oil revenues in Europe amounted to euro 144 million, up 6% from 2006.

Contents

ENI FACT BOOK / REFINING & MARKETING - STRATEGIES

Strategies
Eni is leader in the refining business and in the marketing of refined products in Italy and holds solid competitive positions in selected European markets. Eni’s refining and marketing operations are efficiently integrated and supported by significant logistic assets to maximize cost efficiencies and deliver appreciable returns on capital employed. Refinery know-how, strong market acceptance of the Agip brand, the ability to develop innovative fuels, and the integration with upstream operations represent further competitive advantages. Eni’s key medium term objective is to enhance the profitability of its downstream oil business. The strategic guidelines to attain this objective are the following:

  Enhance Eni’s refining system by means of a focused investment program;

  Improve profitability and qualitative standards of the Italian retail network;

  Selectively develop outside Italy; and

  Pursue higher levels of operational efficiency.

In the next four years the implementation of these strategies will be supported by a capital expenditure program of approximately euro 4 billion mainly targeting refinery upgrading, particularly by increasing conversion capacity, flexibility and efficiency. Significant expenditures are expected to be deployed to enhance Eni’s retail operations in Italy and to grow the market share in selected European markets.

Contents

ENI FACT BOOK / REFINING & MARKETING - MARKET TRENDS / ACTIVITIES

Market trends

Refining

Eni’s investment decisions are based on certain management assumptions relating to expected trends in the refining industry:
i) A significant reduction in European demand for gasoline and fuel oil is expected in the medium-term, while consumption of diesel fuel is expected to grow driven by the continuing renewal of the car fleet and widespread attitudes towards energy efficiency among consumers triggered by the increases in fuel prices. These trends will probably determine an oversupply of gasoline in Europe and a deficit in the supply of diesel fuel in particular in the Mediterranean area;
ii) A slowdown in the demand for gasoline on the US market is expected reflecting the diffusion of more energy efficient car models and the increasingly widespread use of bio-fuels;
iii) Demand for middle distillates is expected to increase from current levels reflecting, in addition to the mentioned higher needs for diesel fuels for automotive uses, increased demand form the airlines sector and for petrochemical feedstocks;
iv) Implementation of increasingly tight environmental regulations in Europe will require significant capital expenditures for the upgrading of refineries;
v) Refinery expansion plans are expected to be deployed mainly in the Middle East due to leaner cost structures and the need to meet demand requirements from Asian markets;
vi) Opportunities will arise to monetize heavy crudes and non conventional resources by applying advanced refinery technologies.
In this context, Eni intends to implement a selective capital expenditure strategy aimed at adjusting production to the expected developments of demand and at monetizing its refinery know-how and availability of key technologies (total barrel conversion and production of high quality fuels). Eni will assess the opportunity of upstream integrated projects in countries where Eni’s presence is established, in the areas where strategic crude flows meet or aimed at entering areas allowing access to hydrocarbon reserves.

Marketing

In fuel retail marketing in Europe, Eni expects increased price competition both from traditional competitors	(international or regional oil companies) and non oil operators (large stores and unbranded resellers) in a context of slow dynamics of fuel consumption.
Eni intends to cope with price competition by improving the quality of its commercial offer implementing higher service standards and offering innovating fuels and executing our convenience offer through quality store formats in each of Eni’s key markets.

Activities

1. Refining

Eni’s refining system has total refinery capacity (balanced with conversion capacity) of approximately 38.1 mmtonnes (equal to 748 kbbl/d) and a conversion index of 56%. Eni’s five refineries owned 100 percent have balanced capacity of 27.2 mmtonnes (equal to 544 kbbl/d), with a 58.6% conversion rate.
In 2007 refinery throughputs on own account in Italy and outside Italy were 37.15 mmtonnes.
In the next four years, Eni plans to increase the profitability of its refining operations, capturing market opportunities, through a significant capital expenditures program of approximately euro 2.4 billion. Refinery capital projects will be designed to: (i) increase conversion capacity in view of boosting middle distillate yields and extracting value from equity crude, the availability of which is expected to increase in the Mediterranean basin over the medium term; (ii) improve refinery flexibility in order to optimize processed feedstock; (iii) capture market opportunities arising from an expected increased availability of heavy/sour crude, responding to the evolution of product specifications provided for by increasingly tight European environmental standards; (iv) enhance operational efficiency of refineries.
By 2011, Eni targets to achieve a conversion index of 60% (65% in Italy) and a volume of refinery throughputs on own account of 37 mmtonnes (the comparable volume in 2007 was 35 mmtonnes that excludes volumes processed at refineries whose we do not have any interest). Middle distillate yields are expected to come in at 43% in 2011 from 41% in 2007 and equity crude volumes processed to increase from 30% to 35% relative to all processed feedstock.

ITALY
Eni’s refining system in Italy is composed of five wholly 100 percent owned refineries and a 50% interest in the Milazzo refinery in Sicily. Each of Eni’s refineries in Italy

Contents

ENI FACT BOOK / REFINING & MARKETING - ACTIVITIES

has operating and strategic features that aim at maximizing the value associated to the asset structure, the geographic positioning with respect to end markets and the integration with Eni’s other activities.

SANNAZZARO: with a balanced refinery capacity of 170 kbbl/d and a conversion index of 46.6% is one of the most efficient refineries in Europe. Located in the Po Valley, it supplies mainly markets in North-Western Italy and Switzerland. The high degree of flexibility of this refinery allows it to process a wide range of feedstock, such as CPC Blend crude oil from the Caspian Sea carried through the CPC pipeline, and the Bonga crude from Nigeria. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genova terminal with French speaking Switzerland. This refinery contains two primary distillation plants and relevant facilities, including three desulphurization units. Conversion is obtained through a fluid catalytic cracker (FCC), a hydro-cracker (HDCK) middle distillate conversion unit and a visbreaking thermal conversion unit with a gasification facility using the heavy residue from visbreaking (tar) to produce syngas to feed the nearby EniPower electricity production plant at Ferrera Erbognone.
A significant conversion capacity and flexibility	upgrading program is ongoing in order to transform it in a world class plant. In particular, a high pressure hydrocracking unit with a processing capacity of 28 kbbl/d is under construction with expected start-up in 2009. In addition Eni plans to develop a conversion plant employing the Eni Slurry Technology with a 20 kbbl/d capacity for the processing of extra heavy crude and tar sands producing high quality middle distillates and reducing the yield of fuel oil to zero. Start-up of this facility is scheduled in 2012.

TARANTO: with a balanced refinery capacity of 110 kbbl/d and a conversion index of 64.3%, this refinery can process a wide range of crude and other feedstock. It mainly produces fuels for automotive use and residential heating purposes for the Southern Italian markets. Besides its primary distillation plants and relevant facilities, including two units for the desulphurization of middle distillates, this refinery contains a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant for the conversion of high sulphur content residues into valuable products and catalytic cracking feedstocks. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2007 a total of 2.5 mmtonnes of this oil were processed).

Contents

ENI FACT BOOK / REFINING & MARKETING - ACTIVITIES

Eni plans to upgrade the conversion capacity of this refinery by building plants that will enable to extract value from fuel oil and other semi-finished products currently exported.

GELA: with a balanced refinery capacity of 100 kbbl/d and a conversion index of 143.5%, this refinery located on the southern coast of Sicily is highly integrated with upstream operations as it processes heavy crude produced from nearby Eni fields offshore and onshore Sicily. In addition, it is integrated downstream as it supplies large volumes of petrochemical feedstock to Eni’s in site petrochemical plants. The refinery also manufactures fuels for automotive use and residential heating purposes.
Its high conversion level is ensured by an FCC unit with go-finer for the upgrading of feedstocks and two coking plants for the vacuum conversion of heavy residues. The power plant of this refinery also contains modern residue and exhaust fume treatment plants which allow full compliance with the tightest environmental standards.
An upgrade of the Gela refinery will be implemented by means of an upgrade of the power plant, the building of a new gas fired generation plant and other facilities to increase profitability by exploiting the synergies deriving from the production of feedstock for electricity generation and sale of increasing volumes of electricity on the market.

LIVORNO: with a balanced refinery capacity of 84 kbbl/d and a conversion index of 11.4%, manufactures mainly gasolines, fuel oil for bunkering, specialty products and lubricant bases. Besides its primary distillation plants, this refinery contains two lubricant manufacturing lines. Its pipeline links with the local harbour and with the Florence storage sites by means of two pipelines optimizing intake, handling and distribution of products.

PORTO MARGHERA: with a balanced refinery capacity of 80 kbbl/d and a conversion index of 20%, this refinery supplies mainly markets in North-Eastern Italy and Austria. Besides its primary distillation plants, this	refinery contains a two-stage thermal conversion plants (visbreaking/thermal cracking) designed to produce yields of valuable products.

REST OF EUROPE
In Germany Eni holds an 8.3% interest in the SCHWEDT refinery and a 20% interest in BAYERNOIL, an integrated pole that includes the Ingolstadt, Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 70 kbbl/d mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany.
The partners of these refineries plans to restructure the whole complex, by building a new hydrocracker with a capacity of approximately 2 mmtonnes/y (40 kbbl/d), revamping other assets (in particular a reformer and a hydrofiner) and shutting-down a topping unit. This project is expected to be completed in 2009 and aims at increasing middle distillate yields and reducing the production of gasoline.
In 2007 Eni purchased a further 16.11% stake in Ceska Rafinerska, increasing its overall stake to 32.4%. The Ceska Rafinerska includes two refineries, Kralupy and Litvinov, in the Czech Republic. Eni’s share of refining capacity amounts to 53 kbbl/d.

Contents

ENI FACT BOOK / REFINING & MARKETING - ACTIVITIES

2. Logistics

Eni is leader in storage and transport of petroleum products in Italy with its logistical integrated infrastructure consisting of 12 directly managed storage sites and a network of petroleum product pipelines.
Eni holds interests in five joint entities established by partnering the major Italian operators. These are located in Vado Ligure-Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) and aim at reducing logistic costs, and increasing efficiency.
Eni operates in the transport of oil and refined products: (i) on land through a pipeline network of leased and owned pipelines extending over 2,130 kilometers (1,315 kilometers are wholly owned by Eni); (ii) by sea through spot and long-term lease contracts of tanker ships. For the distribution of refined products to retail and wholesale markets, Eni owns a fleet of tanker trucks and manages third-party owned vehicles.
Secondary distribution to retail and wholesale markets is effected almost exclusively through the management of third parties who also owns their means of transportation.
In the medium-term, Eni plans to enhance the efficiency of its logistic operations by: (i) implementing an integrated logistic model (“hub” model) designed to centralize handling of products flows on a single platform enabling real time monitoring; (ii) introducing more efficient operating modes in the collection and delivery of orders with the aim of reducing unit delivery costs.

3. Marketing

RETAIL SALES
ITALY
Eni is leader in the retail marketing of refined product under its Agip brand.
At December 31, 2007, Eni’s retail distribution network consisted of 4,390 Agip branded service stations. Sales volumes in 2007 amounted approximately to 11 bln liters (8.62 mmtonnes) with an average throughput of 2.44 mmliters and a 29.2% market share.
Eni plans to strengthen its competitive positioning in Italy by upgrading its outlets to attain European standards of quality and services. The Company intends to leverage on marketing initiatives designed to retain the various segments of clients, develop the offer of premium products and execute its convenience offer through quality store formats. A strong focus will be devoted to pursue high levels of operating efficiency. In the next four years, Eni plans to invest approximately euro 0.7 billion in the upgrading of its network, targeting to build, acquire and upgrade service stations with planned standards of service and quality. Expenditures will also be directed to comply with applicable environmental standards and regulations.
By 2011, Eni expects to achieve approximately 11.4 bln liters of volumes sold (approximately 11 bln liters in 2007) with a retail network composed of approximately 4,400 service stations, of which 75% of owned sites.

“Premium price” products
Eni plans to continue innovating in the field of fuels, leveraging on the know-how gained by producing and marketing Eni’s “Blu” fuels. In the fourth quarter of

Contents

ENI FACT BOOK / REFINING & MARKETING - ACTIVITIES

2007, Eni launched BluDieselTech, an upgraded version of BluDiesel, designed to further improve environmental performance and engine efficiency. This fuel is enriched with certain additives able to maximize the cleaning action on injectors thus improving engine performance in terms of greater running fluidity and efficiency.
In 2007, sales of BluDiesel – a high performance virtually sulphur free diesel fuel that improves engine performance – network amounted to approximately 850 mmliters (735 mmtonnes), equal to 14% of all diesel fuels volumes marketed by Eni on its retail network.
Retail volumes of BluSuper – a high performance and low environmental impact gasoline – amounted to approximately 114 mmliters (98 ktonnes), equal to the 3% of gasoline volumes marketed by Eni on its retail network.

Promotional actions
In March 2007, Eni launched its new “You&Agip” promotional programme designed to boost customer loyalty to the Agip brand. The three-year long initiative offers prizes to customers in proportion to purchases of fuels and convenience items at Agip’s stores as well as at certain partners to the programme. At every purchase of fuels or mentioned items, clients are granted a proportional amount of points that are credited to a fidelity card. Clients are able to decide how to accumulate points and when to spend them. At year end, the number of active cards was approximately 3.9 million. Volumes of fuel marketed under this initiative represented 40.1% of total volumes marketed on Eni’s service stations joining the programme, and 39.4% of overall volumes marketed on the Agip network.

Non oil
Eni continued the development of its non oil retail activities aimed at promoting the development of its network in line with European standards, such as the diffusion of self-service facilities, high-tech car care systems and services to customers. At year end café, fast food, convenience stores and other commercial activities outlets were approximately 1,000. To this end Eni owns master franchisor rights with exclusive rights for the oil sector for the “Pans & Co” brand, a leader in quality fast food outlets. Eni’s network contains 12 Pans & Co outlets and 33 McDonald’s outlets both on ordinary and motorway service stations. In 2007, a total of 51 new affiliations were added to the AgipCafè® branded outlets and by year end a total of 389 franchises. Also 32 new car-wash facilities were opened on Agip owned service stations, thus reaching a total of 793 units.	In particular customers on the move can find at Agip branded stations along the nations’ motorways and key routes a wide range of services: AgipCafé, l’Angolo del Buongustaio, SpazioAgip, RistorAgip, BabyRoom and special rest areas dedicated to motor homes.
Eni has also developed the AgipTruck Point, large-format specialized service stations for heavy duty vehicles which include facilities for truck drivers such as secure parking and IT services.
In 2007 sales of non oil products and services amounted to euro 51 million, in line with 2006; operating profit represented approximately 55% of sales.
In the next four years Eni intends to continue developing and upgrading its non oil activities by opening new outlets and converting existing ones to more effective formats for a total of over 900 units dedicated to various services so that 50% of its Agip branded network will be provided with these facilities by 2011 (44% in 2007).

REST OF EUROPE
In 2007, retail volumes of fuels marketed in the rest of Europe totalled 5 bln liters (4.03 mmtonnes), up 5.5% from 2006 reflecting both organic growth and the purchase of 102 service stations in the Czech Republic, Slovakia and Hungary.
At December 31, 2007 Eni’s retail marketing network outside Italy was represented by 2,051 service stations with an average throughput of 2.58 mmliters. The key markets of Eni’s presence are: Austria with a 7.8% market share, Hungary with 7.9%, Czech Republic with 7.7%, Switzerland with 5.9%, South-Central Germany with a 4.2%, and South-Western France with 1.1% on national base.
In recent years, Eni’s strategy focused on selectively growing its market share, particularly by means of acquiring valuable assets in European areas with interesting profitability perspectives. In implementing its growth strategy, Eni has been able to leverage on synergies ensured by the proximity of these markets to Eni’s production and logistic facilities, brand awareness and economies of scale.
Over the last four years, retail volumes of refined products marketed in the rest of Europe have grown more than 33% (equal to a compound average growth rate of 7.5%).
Growth outside Italy will continue to be selective and aimed at strengthening Eni’s competitive position in key markets. Capital expenditures aimed at growing and upgrading Eni’s network are planned for euro 0.4 billion in the next four years.

Contents

ENI FACT BOOK / REFINING & MARKETING - ACTIVITIES

By 2011 Eni expects to market approximately 4.6 bln liters (approximately 4 bln in 2007) in European markets taking account of the effect of the divestment of activities in the Iberian Peninsula (371 service stations) related to the exercise of the purchase option by Galp Energia (Eni’s interest 33.34%). By 2011 Eni plans to have a network of approximately 1,700 service stations. Non oil activities in the rest of Europe are carried out under the “CiaoAgip” brand name in 1,232 service stations, of these 325 are in Germany and 168 in France with a 60% coverage of the network and a virtually complete coverage of owned stations.

4. Other businesses

Wholesale
Eni markets gasoline and other fuels on the wholesale market in Italy, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels. Major customers are resellers, agricultural users, manufacturing industries, public utilities and transports.
Eni provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the high quality Eni standard, there is also an innovative low environmental impact line, which includes AdvanceDiesel especially targeted for heavy duty public and private transports.
Customer care and product distribution is supported by a widespread commercial and logistical organization present all over Italy and articulated in local marketing offices and a network of agents and concessionaires.
In 2007 volumes marketed on the wholesale market in Italy, which excludes the Avio and Bunker businesses,

Contents

ENI FACT BOOK / REFINING & MARKETING - ACTIVITIES

were approximately 7.54 mmtonnes down 0.68 mmtonnes from 2006, or 8%, mainly reflecting a decline in domestic consumption of heating oil by the power generation sector, the exceptionally mild weather conditions that negatively influenced the sales of heating products in the first quarter and competitive pressure.
Sales volumes on wholesale markets outside Italy were 4.96 mmtonnes, up approximately 360 ktonnes from 2006, or 7.8%, mainly due to the growth in the Czech and Iberian markets.
Eni also markets jet fuel directly at 47 airports, of which 27 in Italy. In 2007, these sales amounted to 2.35 mmtonnes (of which 1.97 mmtonnes in Italy) up approximately 175 ktonnes.
Eni is active also in the international market of bunkering, marketing marine fuel in 38 ports, of which 23 in Italy. In 2007 marine fuel sales were 1.72 mmtonnes (1.58 in Italy) decreasing approximately 86 ktonnes.
Other sales were 21.31 mmtonnes of which 19.39 mmtonnes referred to sales to oil companies and traders, and 1.93 mmtonnes supplies to the petrochemical sector.

LPG
In Italy Eni is leader in LPG production, marketing and sale with 539 ktonnes sold for heating and automotive use (under the Agip brand and wholesale) equal to a 17.4% market share. Additional 225 ktonnes of LPG were marketed through other channels mainly to oil companies and traders.
LPG activities in Italy are supported by direct production, availability from 11 bottling plants and a number of owned storage sites in addition to products imported at coastal storage sites located in Livorno, Naples and Ravenna.	Lubricants
Eni operates 8 (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East which manufacture finished and fatty lubricants. With a wide range of products composed of over 650 different blends, Eni masters international state of the-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing). In Italy Eni is leader in the manufacture and sale of lubricant bases. Base oils are manufactured primarily at Eni refinery in Livorno. Eni also owns one facility for the production of additives and solvents in Robassomero.
In 2007, retail and wholesale sales in Italy amounted to 132 ktonnes with a 24.3% market share. Eni also sold approximately 4 ktonnes of special products (white oils, transformer oil and anti-freeze fluids). Outside Italy sales amounted to approximately 90 ktonnes, of these about 50% were registered in Europe (mainly Spain, Germany, and France).

Oxygenates
Eni, through its subsidiary Ecofuel (Eni’s interest 100%), sells over 2 mmtonnes/y of oxygenates mainly ethers (approximately 10% of world demand) and methanol (approximately 1.5% of world demand). About 56% of products are manufactured in Italy in Eni’s plants in Ravenna, Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic), the remaining 44% is bought and resold. In 2007 A test campaign of ETBE from bioethanol was carried out at Eni’s plant in Ravenna. In Venezuela MTBE plants are being converted to the production of isooctane.

Contents

ENI FACT BOOK / REFINING & MARKETING - MAIN DATA

Refining system in 2007
Ownership share (%)	Distillation capacity (total) (kbbl/d)	Distillation capacity (Eni’s share) (kbbl/d)	Primary balanced refining capacity (Eni’s share) (kbbl/d)	Conversion index (%)	Fluid catalytic cracking - FCC (kbbl/d)	Residue conversion (kbbl/d)	Go-Finer (kbbl/d)	Mild Hydro- cracking/ Hydro- cracking (kbbl/d)	Visbreaking/ Thermal Cracking (kbbl/d)	Coking (kbbl/d)	Distillation capacity utilization rate (Eni’s share) (%)	Balanced refining capacity utilization rate (Eni’s share) (%)
Wholly owned refineries		678	678	544	58.6	69	22	36	29	89	46	82	102
Italy
Sannazzaro	100	223	223	170	46.6	34			29	29		73	95
Gela	100	129	129	100	143.5	35		36			46	82	106
Taranto	100	118	118	110	64.3		22			38		97	104
Livorno	100	106	106	84	11.4							88	110
Porto Marghera	100	102	102	80	20					22		79	100
Partially owned refineries (1)		917	232	204	48.3	172	25		56	27		77	88
Italy
Milazzo	50	248	124	80	72.3	41	25		32			68	106
Germany
Ingolstadt/Vohburg/Neustadt (Bayernoil)	20	258	54	52	32.6	58						90	95
Schwedt	8.33	231	19	19	41.8	49				27		91	92
Czech Republic
Kralupy e Litvinov (Ceska Rafinerska)	32.4	180	35	53	29.6	24			24			80 (2)	80 (2)
Total refineries		1,595	910	748	56	241	47	36	85	116	46	81	101

(1)	Capacity of conversion plant is 100%.
(2)	The utilization rates consider, all over the year 2007, the Eni’s share in Ceska Rafinerska as at year end (it became 32.4% in September 2007).

Contents

ENI FACT BOOK / REFINING & MARKETING - MAIN DATA

Supply of oil	(mmtonnes)	2004	2005	2006	2007
Production outside Italy	31.70	32.86	32.76	27.47
Production in Italy	4.03	4.44	4.05	4.10
Total production	35.73	37.30	36.81	31.57
Spot markets	11.42	14.33	10.73	11.34
Long-term contracts	19.9	14.85	18.16	16.65
	67.05	66.48	65.70	59.56

Refinery capacity	2004	2005	2006	2007
Primary distillation capacity (1)	(kbbl/d)	885	886	886	910
Balanced capacity (1)		681	701	711	748
Refinery throughputs on own account		754	776	761	743
Distillation capacity utilization rate	(%)	79	82	82	81

(1)	Eni’s share.

Availability of refined products	(ktonnes)	2004	2005	2006	2007
Italy
Refinery throughputs
At wholly-owned refineries	26.75	27.34	27.17	27.79
Less input on account of third parties	(1.50)	(1.70)	(1.53)	(1.76)
At affiliates refineries	8.10	8.58	7.71	6.42
Refinery throughputs on own account	33.35	34.22	33.35	32.45
Consumption and losses	(1.64)	(1.87)	(1.45)	(1.63)
Products available for sale	31.71	32.35	31.90	30.82
Purchases of refined products and change in inventories	5.07	4.85	4.45	2.16
Products transferred to operations outside Italy	(4.68)	(5.41)	(4.82)	(3.80)
Consumption for power generation	(1.06)	(1.09)	(1.10)	(1.13)
Sales of products	31.04	30.70	30.43	28.05

Outside Italy
Refinery throughputs on own account	4.34	4.57	4.69	4.70
Consumption and losses	(0.30)	(0.24)	(0.32)	(0.31)
Products available for sale	4.04	4.33	4.37	4.39
Purchases of finished products and change in inventories	13.78	11.19	11.51	13.91
Products transferred from Italian operations	4.68	5.41	4.82	3.80
Sales of products	22.50	20.93	20.70	22.10

Refinery throughputs on own account	37.69	38.79	38.04	37.15
Total equity crude input	12.44	12.53	13.66	11.22
Total sales of refined products	53.54	51.63	51.13	50.15

Contents

ENI FACT BOOK / REFINING & MARKETING - MAIN DATA

Productions and sales	(mmtonnes)	2004	2005	2006	2007
Productions
Gasoline	9.30	9.30	9.02	8.85
Gasoil	14.19	14.72	14.37	13.91
Jet fuel/kerosene	1.35	1.46	1.57	1.38
Fuel oil	4.69	5.08	4.85	4.89
LPG	0.82	0.65	0.72	0.69
Petrochemicals feedstock	1.12	1.35	1.65	1.89
Lubricants	0.53	0.65	0.55	0.64
Other	3.75	3.47	3.54	2.96
Total productions	35.75	36.68	36.27	35.21

Sales
Italy	31.04	30.70	30.43	28.05
Gasoline	5.24	4.40	3.53	3.34
Gasoil	10.50	10.35	9.69	9.67
Jet fuel/kerosene	1.44	1.65	1.84	1.97
Fuel oil	1.80	1.49	1.26	0.95
LPG	0.68	0.66	0.59	0.54
Lubricants	0.10	0.10	0.14	0.13
Petrochemicals feedstock	3.05	3.07	2.61	1.93
Other	8.23	8.98	10.77	9.52
Rest of Europe	18.62	18.62	17.02	18.58
Gasoline	2.71	2.14	2.06	2.14
Gasoil	6.07	4.71	4.89	5.16
Jet fuel/kerosene	0.21	0.34	0.34	0.38
Fuel oil	0.32	0.12	0.23	0.25
LPG	0.21	0.11	0.12	0.13
Lubricants		0.07	0.10	0.10
Other	9.10	11.13	9.28	10.42
Extra Europe	3.88	2.31	3.68	3.52
Gasoline	1.99	1.59	1.94	1.52
Gasoil	0.42
Fuel oil	0.01
LPG	0.98	0.34	0.34	0.36
Lubricants	0.04	0.04	0.02	0.02
Other	0.44	0.34	1.38	1.62
Worldwide
Gasoline	9.94	8.13	7.53	7.00
Gasoil	16.99	15.06	14.58	14.83
Jet fuel/kerosene	1.65	1.99	2.18	2.35
Fuel oil	2.13	1.61	1.49	1.20
LPG	1.87	1.11	1.05	1.03
Lubricants	0.14	0.21	0.26	0.25
Petrochemicals feedstock	3.05	3.07	2.61	1.93
Other	17.77	20.45	21.43	21.56
Total sales	53.54	51.63	51.13	50.15

Contents

ENI FACT BOOK / REFINING & MARKETING - MAIN DATA

Products sales in Italy and outside Italy by market	(mmtonnes)	2004	2005	2006	2007
Retail	10.93	10.05	8.66	8.62
Wholesale	12.30	12.11	11.74	11.09
	23.23	22.16	20.40	19.71
Petrochemicals	3.05	3.07	2.61	1.93
Other markets	4.76	5.47	7.42	6.41
Sales in Italy	31.04	30.70	30.43	28.05
Retail rest of Europe	3.47	3.67	3.82	4.03
Retail Africa and Brazil	0.57
	4.04	3.67	3.82	4.03
Wholesale rest of Europe	3.94	4.10	4.19	4.39
Wholesale outside Europe	1.36	0.40	0.41	0.57
	9.34	8.17	8.42	8.99
Other markets	13.16	12.76	12.28	13.11
Sales outside Italy	22.50	20.93	20.70	22.10
	53.54	51.63	51.13	50.15

Retail and wholesale sales of refined products	(mmtonnes)	2004	2005	2006	2007
Italy
Retail sales	10.93	10.05	8.66	8.62
Gasoline	5.09	4.35	3.38	3.19
Gasoil	5.61	5.49	5.09	5.25
LPG	0.22	0.20	0.18	0.17
Lubricants	0.01	0.01	0.01	0.01
Wholesale sales	12.30	12.11	11.74	11.09
Gasoil	4.89	4.86	4.60	4.42
Fuel oil	1.80	1.50	1.27	0.95
LPG	0.46	0.46	0.41	0.37
Gasoline	0.15	0.16	0.15	0.15
Lubricants	0.13	0.13	0.13	0.13
Bunker	1.59	1.63	1.68	1.58
Other	3.28	3.37	3.50	3.49

Outside Italy (retail + wholesale)	9.34	8.17	8.42	8.99
Gasoline	2.32	2.14	2.06	2.29
Gasoil	4.96	4.71	4.90	5.16
Jet fuel	0.47	0.34	0.34	0.38
Fuel oil	0.15	0.12	0.23	0.25
Lubricants	0.11	0.10	0.10	0.09
LPG	1.09	0.44	0.46	0.49
Other	0.24	0.32	0.33	0.33

Total	32.57	30.33	28.82	28.70

Contents

ENI FACT BOOK / REFINING & MARKETING - MAIN DATA

Number of service stations	(units)	2004	2005	2006	2007
Italy		7,244	4,349	4,356	4,390
Ordinary stations:		7,097	4,204	4,214	4,253
Agip brand		4,186	4,204	4,214	4,253
IP brand		2,911
Highway stations:		147	145	142	137
Agip brand		143	145	142	137
IP brand		4
Germany		682	689	681	672
France		188	197	204	202
Iberian Peninsula		356	373	358	371
Austria/Switzerland		439	432	444	443
Eastern Europe		231	242	251	363
		9,140	6,282	6,294	6,441
Service stations selling Blu products		3,941	4,042	4,242	4,357
"Multi-Energy" service stations			1	3	4
Service stations selling LPG and natural gas		498	476	490	538
Non-oil sales	(million euro)	132	135	137	144

Average throughput	(kliters/no. of service stations)	2004	2005	2006	2007
Italy	1,863	1,770	2,463	2,444
Agip brand	2,527	2,509	2,463	2,444
Germany	2,929	2,875	2,978	2,968
France	2,504	2,478	2,388	2,365
Iberian Peninsula	2,511	2,633	2,707	2,910
Austria/Switzerland	1,708	1,697	1,743	1,767
Eastern Europe	1,996	2,124	2,212	2,348
Average throughput	1,970	1,926	2,470	2,486

Market shares in Italy	(%)	2004	2005	2006	2007
Retail	36.3	29.7	29.3	29.2
Gasoline	35.5	27.5	27.2	27.3
Gasoil	38.2	32.3	31.6	31.2
LPG (automotive)	20.0	17.9	18.1	18.2
Wholesale	27.0	28.0	26.9	29.0
Gasoil	33.0	32.8	31.2	31.3
Fuel oil	17.7	17.9	15.2	16.2
Domestic market share	31.3	29.0	28.2	29.5

Contents

ENI FACT BOOK / REFINING & MARKETING - MAIN DATA

Retail market shares outside Italy	(%)	2004	2005	2006	2007
Central Europe
Austria	8.0	7.4	7.2	7.8
Switzerland	5.7	5.7	5.8	5.9
Germany	3.8	4.1	4.4	4.2
France	1.2	1.1	1.2	1.1
Eastern Europe
Hungary	6.4	6.0	6.3	7.9
Czech Republic	5.2	5.5	5.9	7.7
Slovenia	1.0	1.3	1.7	2.0
Iberian Peninsula
Spain	3.0	3.1	3.2	3.3
Portugal	1.0	0.9	0.7	1.0

Capital expenditures	(million euro)	2004	2005	2006	2007
Italy	625	585	547	873
Outside Italy	68	71	98	106
	693	656	645	979
Refining, supply and logistic	420	349	376	675
Italy	420	349	376	675
Marketing	232	225	223	282
Italy	164	154	125	176
Outside Italy	68	71	98	106
Other	41	82	46	22
	693	656	645	979

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION

Key performance indicators	2004	2005	2006	2007
Net sales from operations (a)	(million euro)	5,696	5,733	6,979	8,678
Operating profit		203	307	505	837
Adjusted operating profit		215	314	508	840
Adjusted net profit		252	328	400	658
Capital expenditures		186	349	591	1,410
Adjusted ROACE	(%)	10.5	12.0	12.8	17.1
Orders acquired:	(million euro)	5,784	8,395	11,172	12,011
- Offshore construction		2,889	3,096	3,681	3,496
- Onshore construction		2,513	4,720	4,923	6,236
- Drilling offshore		107	367	2,230	1,644
- Drilling onshore		275	212	338	635
Order backlog:		8,521	10,122	13,191	15,390
- Offshore construction		3,431	3,721	4,283	4,215
- Onshore construction		4,477	5,721	6,285	7,003
- Drilling offshore		317	382	2,247	3,471
- Drilling onshore		296	298	376	701
Employees at year end	(units)	25,819	28,684	30,902	33,111

(a)	Before elimination of intragroup sales.

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION - HIGHLIGHTS / STRATEGIES

2007 Highlights
I Adjusted net profit was euro 658 million, up euro 258 million from a year earlier (+64.5%), reflecting a better operating performance against the backdrop of favorable trends in the demand for oilfield services.
I Return on average capital employed calculated on an adjusted basis was 17.1% in 2007, higher than 2006 (12.8%).
I Orders acquired amounted to euro 12,011 million, up euro 839 million from 2006 (+7.5%), in particular in onshore activities.
I Order backlog was euro 15,390 million at December 31, 2007 (euro 13,191 million at December 31, 2006).
I Capital expenditures amounted to euro 1,410 million in 2007, up euro 819 million or 139% due mainly to the upgrade of the fleet.
I In 2007, Saipem acquired the Norwegian company Frigstad Discoverer Invest. Acquired assets included an ongoing project for the construction of the semi submersible rig D90 capable of drilling to a maximum depth of 3,600 meters. The vessel is expected to start operations in the third quarter of 2009. Total outlay for the purchase of the company and completion of construction of the vessel totals euro 520 million.

Strategies
Eni operates in engineering, oilfield services and construction both offshore and onshore through Saipem, a subsidiary listed on the Italian Stock Exchange (Eni’s interest is 43%). Saipem boasts strong competitive position in the relevant market leveraging on technological and operational skills, engineering and project management capabilities and ability to operate in complex environments, owing also to the integration with Snamprogetti. Considering ongoing favorable trends in demand and profitability in the market of oilfield services, Saipem intends to leverage on its skills, to carry out the following fundamental strategies:

  To strengthen its competitive position in the field of large offshore and onshore projects for the development of hydrocarbon fields;

  To develop its market share in the strategic field of deepwater, FPSO, gas monetization and heavy crude upgrading;

  To increase efficiency levels in all its activities, particularly by reducing procurement and execution costs while maintaining a high utilization rate of equipment and improving its flexible structure in order to reduce the impact of possible negative cycles;

  To promote the use of local contractors and assets in host countries; and

  To support Eni’s investment plans.

Saipem expects to invest approximately euro 4.7 billion over the next four years to further expand the geographical reach and operational features of its world-class fleet.

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION - BUSINESS AREAS

Dimensions:
Length: 198 m
Breadth: 87 m
Depth to main deck: 45 m
Transit draft: 10.5 m
Operational draft: 27.5 m

Dynamic positioning: DP (AAA) Lloyds Register; IPD 3 R.I.Na.; Class 3 Norwegian Maritime Directorate notations. Power plant: total power plant 70,000 kW, 10,000 Volt; 12 diesel generators on heavy fuels divided in 4 fire segregated engine rooms; classified UMS. Ballast system: computer controlled system with simultaneous capabilities comprising 4 x 6,000 t/h ballast pumps, fully redundant.	Lifting facilities main crane: 2 twin S 7000 model fully revolving bow mounted Amhoist cranes; main blocks tandem lift: 14,000 t; main block single lift: 7,000 t revolving at 40 m rad./41 m; tieback 6,000 t revolving at 45 m rad./50 m. Lowering capability to 450 m below sea level. Whip hook: 120 t revolving at 150 m rad. J-Lay system: pipe diameter range from 4” to 32”; main laying tension system 525 t with tensioners, up to 2,000 t with friction clamps; laying tower angle 90º-110º; number of welding stations: 1; pipe storage capacity up to 6,000 t. Maximum laying depth: 3,000 m.	Dimensions:
Length overall: 152 m
Breadth: 65 m
Depth to main deck: 29.8 m
Operational draft: 7.8-15.5 m
Deck load capacity: up to 3,600 t

Propulsion/positioning system: number of thrusters: 4 azimuthal variable pitch. Thruster capacity: 2,060 kW/37 t thrust. Pipe tensioning system: type of tensioners: Remacut DC electric; tensioner capacity: 3 x 110 t each; pipe diameter capacity: up 60”. Pipe abandonment/retrieval system: type of winch: Tesmec DC electric; winch capacity: 300 t constant tension. Cranes/pipe handling system: number of cranes: 2 fully revolving; crane type: deck mounted; crane capacity: 60 t with 50 m boom. Maximum laying depth: 1,150 m.

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION - BUSINESS AREAS

Business areas

Offshore construction
Saipem boasts strong competitive position in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a world-class fleet, the ability to operate in complex environments, and engineering and project management capabilities acquired on the market (among the main acquisitions conducted over the recent years, can be mentioned Bouygues Offshore, Moss Maritime, Petromarine, Idpe).
Saipem intends to enhance its market share strengthening its EPIC oriented business model and leveraging on its relationships with major oil companies and NOCs.
Offshore services demand is expected to grow over the next years, mainly in the sealine segment, sub-sea developments and leased FPSO.
Higher levels of profitability are expected to be achieved outsourcing non core engineering and building activities to low cost centers, reaching economies of scales in its engineering hub and using local resources in contests where this represents a competitive advantage.
Over the next four years, Saipem will significantly invest in the upgrading of its world-class fleet, by building a new pipe layer, semi-submersible unit for sub-sea development and two FPSO units to be leased to customers, to face the business growing trend and to catch opportunities on the market-place.
These investments will allow the upgrading of operational capabilities in the deepwater and in sub arctic contexts. Investments will also regard the upgrading of yards and related equipment and facilities and the construction of local construction centers to support the execution of important projects.
In 2007, revenues were euro 3,388 million, accounting for 39% of total revenues. Gross margin of euro 613 million, increased by euro 248 million from 2006, representing 52% of total gross margin. In particular, this increase reflected higher levels of activity in the North Sea and the Far East.

Among the major orders acquired in 2007 were:
  an EPC contract for MEDGAZ for the installation of an underwater pipeline system for the transport of natural gas from Algeria to Spain;
  an EPC contract for Saudi Aramco for the construction and installation of 16 platforms, 80 kilometers of underwater pipelines and related facilities aimed at maintaining production capacity in Saudi Arabia;
  an EPIC contract for Enagas SA for the construction and installation of two pipelines for gas transportation in Spain.

Dimensions:
Length overall: 148.5 m
Breadth overall: 54.9 m
Depth to main deck: 2.8 m
Maximum deck load: 5,700 t

Pipelay equipment: 3 x 75 t tensioners, 11 work stations (welding, x-ray and field joint coating). Double jointing system with 8 work stations. Above water tie-in capability (optional). Dual lay welding line and ramp (optional). Abandonment and recovery winch: 275 t. Lifting facilities: fitted with 4 revolving pedestal cranes (1 x 318 t and 3 x 37 t) mounted at each corner of the main deck for pipe handling and general lifting. Pipe handling davits may also be mounted on the main deck to facilitate above water tie-ins. “S-lay” technique. Pipe diameter: max 60”. Maximum laying depth: 600 m.	Dimensions:
Length overall: 156 m
Breadth: 30 m
Operational draft: 12.4 m
Displacement: 26,608 t at operating draft
Payload: 4,300 t at 7.40 draft

Dynamic Positioning: Dynpos Autro, Dynpos Autr, 2 DGPS, 2 Lras HIPAP - 2,500 m interfaces available for Taut Wire, Artemis, Fan Beam. Lifting capabilities: main crane AMClyde KPT660: main hook SWL: 600 t at 30 m, 300 t at 55 m; auxiliary cranes: 2 Liebherr CBO3100-50 Litronic SWL 50 t at 20 m, SWL 30 t at 38 m; 2 Liebherr RL-S 20/20 Litronic; starboard side fixed boom SWL 20 t at 20 m, portside telescopic boom SWL 15 t at 16 m. Pipelay equipment: 5 work stations + one in option; rigid pipe: 4 pipes string J-lay tower system, SWL 320 t, 3,000 m w.d., max. o.d. 22”; flexible pipe: laying through Gutter and 3 x retractable four tracks tensioners total SWL 270 t, max. i.d. 17”. Assembly station has openings to allow the passage of 4 x 3 x 6 m special items.

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION - BUSINESS AREAS

Offshore construction
Saipem operates in the construction of plants for hydrocarbon production (separation, stabilization, collection of hydrocarbons, pumping stations, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipeline, compression stations, terminals). Saipem intends to capture opportunities arising from expected increasing demand from oil majors, by leveraging on its solid competitive position and integration with Snamprogetti engineering capabilities.
In 2007, revenues were euro 4,574 million accounting for 53% of total revenues. Gross margin increased by euro 210 million to euro 357 million from a year earlier mainly related to higher activity levels.

Main orders acquired in 2007 related to:
  an EPC contract for Sonatrach for the construction of three oil stabilization and treatment trains with a capacity of 100 kbbl/d and transport and storage facilities within the development of the Hassi Messaoud onshore field in Algeria;

  an EPC contract for Saudi Aramco for the construction of the nine sea water treatment modules for the expansion of the Qurayyah plant within the development of the Khursaniyah field in Saudi Arabia;
  an EPC contract for Saudi Aramco for the construction of stations for pumping in fields the water from expansion of the Qurayyah plant.

Offshore drilling
Saipem provides offshore drilling services to oil companies mainly in West Africa, the North Sea and the Mediterranean Sea. It boasts significant market positions in the most complex segments of deep and ultra-deep offshore leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling holes at a maximum depth of 9,200 meters.
Demand for drilling services is expected to increase substantially in future years reflecting exploration plans of oil majors, leading to a rise in tariffs due to equipment shortage.
In order to pursue market opportunities, Saipem intends to upgrade its drilling rigs, improving their technical characteristics to enhance its role as high quality player capable of operating also in complex and harsh environments.

Dimensions: Hull length: 60.8 m Beam: 56.5 m Depth: 6.7 m Length of legs (including footing): 126.1 m Operating performance: Drilling depth: 6,500 m Water depth max: 90 m Variable load: 1,500 t	Dimensions:
Length overall: 228 m
Breadth, moulded: 42 m
Depth, moulded: 19 m
Operating draft: 12 m
Displacement: 96,455 t
Variable load: over 20,000 t
Oil storage capacity: 140,000 bbl

Operating performance:
Drilling depth: 9,200 m
Water depth max: 3,000 m

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION - BUSINESS AREAS

Particularly, over the next four years Saipem intends to build: (i) the two semi-submersible platforms Scarabeos 8 and 9 of new generation, to be employed in drilling operations in the deep-water of the Barents Sea and in the Gulf of Mexico, respectively, initially for Eni; (ii) the Perro Negro 6 to conduct operations in shallow water; (iii) the new S12000 drilling ship to perform operations in West Africa. Significant investments are planned to upgrade the equipment considering the characteristics of certain important projects and relevant contractual conditions, as well as to set up equipment supporting the project itself.
In 2007, revenues were euro 419 million, accounting for 5% of total revenues. Gross margin amounted to euro 159 million, up euro 40 million compared to 2006. This increase was supported by higher activity levels of Perro Negro 4 jack up and Scarabeo 5 semi-submersible platform, as well as higher tariffs.

The most significant contracts awarded during the period include:
  a 5-years long contract for the use of S12000 drill ship, currently under construction, in Angola for Total. This drill ship will be used since it will be started up in the first quarter of 2010;

  a 12-month long contract for the use of the drill ship Saipem 10000 in Angola for Total;
  a 12-month long contract for the use of the semi-submersible platform Scarabeo 3 in Nigeria for Addax Petroleum.

Onshore drilling
Saipem operates in this area as main contractor for the major international oil companies executing its activity mainly in Saudi Arabia, North Africa and Peru, where it can leverage on its knowledge of markets, long-term relations with customers and integration with other business areas.
Saipem boasts a solid presence in remote areas (in particular in the Caspian Sea), leveraging on its own operational skills and its ability to operate in complex environments.
In 2007, revenues were euro 297 million, accounting for 3% of total revenues. Gross margin came in at euro 64 million, up euro 26 million compared to 2006, reflecting higher levels of activity in particular in North Africa and South America.
The contracts awarded during the year amounted to euro 635 million.

Dimensions:
Pontoon length:  111 m
Pontoon breadth: 14.3 m
Pontoon height: 9.5 m
Main hull length: 80.8 m
Main hull breadth: 68.8 m
Main hull depth: 7.3 m

Operating performance:
Dynamic assisted mooring up to 900 m w.d.
Dynamic positioned mode up to 2,000 m w.d.
Maximum drilling depth: 9,000 m
Water depth max: 2,000 m
4,300 t variable deck load in all conditions, under the most stringent codes.	Dimensions:
Displacement: 38,100 t
Main deck width: 61.3 m
Main deck length 77.5 m
Main deck depth: 4.5 m
Variable deck load: 4,000 t

Operating performance:
Drilling depth W/5” DP: 25,000 ft
Drilling depth: 8,000 m
Water depth max: 1,500 m
Positioning system: automatic thruster assisted 8 leg mooring system.

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION - MAIN DATA

Main operating data	2004	2005	2006	2007
Offshore pipelines laid	(km)	1,634	883	1,514	665
Onshore pipelines laid	(km)	465	1,005	871	770
Offshore structures installed	(tonnes)	172,664	134,602	120,453	187,054
Onshore structures installed	(tonnes)	15,888	7,112	5,242	194,561
Offshore drilling	(km)	130	114	126	123
Onshore drilling	(km)	455	548	599	657
Offshore wells drilled	(units)	59	67	75	47
Onshore wells drilled	(units)	150	213	236	256

Construction vessels
Name	Type	Laying technique	Transport/lifting capability (t)	Maximum laying depth (m)	Pipelaying maximum diameter (inches)
Castoro 2	Derrick/lay barge		1,000		60
Castoro 6	Semi-submersible large diameter pipelay vessel	S	300	1,150	60
Castoro 8	Crane and pipelay vessel	S	2,177	600	60
Castoro 9	Launching/cargo barge		5,000
Castoro 10	Trench/cargo barge			300	40
Castoro XI	Launching/cargo barge		15,000
Crawler	Derrick/lay barge		540		48
Saipem 3000	Multipurpose monohull crane, DP (J, S, reel-lay) and lifting vessel	Reel, J, S	2,200	3,000	6
S. 42	Launching/cargo barge		8,000
S. 44	Launching/cargo barge		30,000
S. 45	Launching/cargo barge		20,000
Saipem 7000	Semi-submersible crane and pipelaying (J-lay) DP vessel	J	14,000	3,000	32
Semac 1	Semi-submersible pipelay barge	S	318	600	58
BAR Protector	DP dive support vessel
Saibos FDS	Multipurpose monohull dynamically positioned crane and pipelay (J-lay) vessel for the development of hydrocarbon fields in deep water	J	600	2,100	22
Saibos 230	Mobile crane barge for small-diameter pipelaying
Saibos 103	Launching/cargo barge
BOS 600	Launching/cargo barge		30,000
BOS 355	Crane and pipelay vessel		540		48
C12	Pipelay vessel			1.4	40
Trenching barge	Trench/cargo barge			1.4	40
ERSAI 1	Crane vessel		1,600

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION - MAIN DATA

Drilling vessels
Name	Type	Drilling plant	Maximum depth (m)	Drilling maximum (m)	Other	Crew number maximum (unit)
Perro Negro 2	Self elevating, triangular mobile drilling unit (Jack-up)	Oilwell E 2000	90	6,500	Heliport provided	112
Perro Negro 3	Self elevating cantilever drilling platform (Jack-up)	Ideco E 2100	90	6,000	Heliport provided	87
Perro Negro 4	Self elevating drilling platform (Jack-up)	National 110 UE	45	5,000	Heliport provided	60
Perro Negro 5	Self elevating drilling platform (Jack-up)	National 1320 UE	90	6,500	Heliport provided	72
Scarabeo 3	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided	90
Scarabeo 4	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided	90
Scarabeo 5	Semi-submersible drilling platform helped propulsion system	Emco C 3	1,900	8,000	Heliport provided	100
Scarabeo 6	Semi-submersible drilling platform helped propulsion system	Oilwell E 3000	500	7,600	Heliport provided	91
Scarabeo 7	Semi-submersible drilling platform helped propulsion system	Wirth SH 3000 EG	1,500	8,000	Heliport provided	107
Saipem 10000	Ultra deep water drillship, self propelled, dynamic positioning	Wirth GH 4500 EG	3,000	9,200	Oil storage capacity: 140,000 bbl; heliport provided	160

Contents

ENI FACT BOOK / RESEARCH AND INNOVATION

Research and innovation

Technological research and innovation represent key factors in Eni continuous sustainable growing processes. Eni’s efforts in technological innovation are primarily aimed to face energetic sector challenges with distinctive technologies to face changes in environmental and climate matters, to overcome limits in monetizing wide but toughly exploiting hydrocarbon resources, to make or strengthen a partnership with producing countries, to significantly spur the development of renewable sources.

In 2007, Eni invested over euro 208 million in research and development (euro 220 million in 2006), of these 47% were directed to the Exploration & Production division, 32% to the Refining & Marketing division, 14% to the Petrochemical division and 7% to the Engineering & Construction division.
The “Along with Petroleum” initiative addressed to innovation in the field of renewable energy sources and systems for efficient energy use in 2007 financed projects in the area of innovative photovoltaic projects (for euro 12 million) and biofuels (for euro 7 million).
At December 31, 2007, a total of 1,082 people were employed in research and development activities.
In 2007 a total of 69 applications for patents were filed (39 in 2006).

Over the next four years, Eni plans to invest approximately euro 1.7 billion to implement its strategy in technological innovation matters. Approximately euro 120 million will be addressed to the “Along with Petroleum” initiative.
In particular, the main issues relate to:
  reserve replacement ratio and reduction of mineral risk;

  production and exploitation of unconventional hydrocarbon reserves and optimization in managing reserves with a high level of hydrogen sulphide and sulphur;
  expansion of the natural gas market and monetization of flaring gas or localized in remote areas;
  better quality and performance of fuels, in connection with the evolution in the automotive sector towards even more improved systems, efficient and with lower impact on air quality;
  efficient exploitation of fossils, improving distillate yield and using in an optimal way and with a lower environmental impact each fuel.

Main technological innovation projects

Numeric and high resolution geophysical prospecting techniques

Development continued for the proprietary technology 3D Prestack Depth Migration Kirchhoff True Amplitude High Resolution (KTA Hi Res) continued with the aim of overcoming the current vertical and horizontal limitations in the construction of a seismic image of the subsoil and of reducing exploration and mineral risks.
The first development phase of the seismic tomography technology (X-DVA) has been completed.
Demonstrations in use of the proprietary CRS technology (3D Common Reflection Surface Stack) for prospecting in areas characterized by low seismic response have been performed.

Contents

ENI FACT BOOK / RESEARCH AND INNOVATION

Advanced drilling systems and well testing
Eni developed significant industrial applications of innovative technologies enabling to drill highly complex wells with greater operative efficiency.
Within the “Eni’s Drilling Advanced Technologies” project, project aimed at developing and integrating advanced drilling of oil wells, the field application stage of some proprietary technologies began in Egypt and Italy.
Some new technologies have been applied for the first time:
- Extreme Lean Profile (fields with narrow diameter) allows to reach greater depths and/or to drill only the last part of the well with larger diameters.
- Eni-Circulation Device (E-CD) and “Secure Drilling”, allowed to complete the drilling of some high pressure and high temperature wells in the Egyptian offshore and in Italy thanks to improved safety in drilling operations.
- A new non conventional well testing method based on the injection into the well of fluids compatible with those contained in the field, has been developed and tested in a well for the delimitation of the Goliath field in Norway. This method avoids the emission of combustion residues and hydrocarbons in the atmosphere, thus reducing environmental and safety risks as compared to conventional methods. This is extremely useful in fields where extracted gas is associated to hydrogen sulphide (H2S), such as Kashagan, Karachaganak and Val d’Agri.

Sulphur management
Eni completed the executive project for the construction of a pilot plant for the demonstrative storage of sulphur expected to start operations in 2008 based on Eni’s proprietary technology. Eni also completed the feasibility study for the new technology for the sweetening of natural gas and identified the location of a pilot plant.

Gas to Liquids (GTL)
The conversion of gas to liquids is a key technology for the use of natural gas on a large scale for the production of high quality fuels, in particular diesel fuel and therefore it receives special attention by all Majors due to its strategic value.
In the gas to liquids project (GTL) with the cooperation of IFP/Axens, Eni completed the tests on the catalytic performance and the mechanical stability of the catalyst for the Fischer-Tropsch synthesis. The catalyst is expected to be produced in the first half of 2008 by Axens in the Salindres plant in France and later tested on a pilot GTL plant at our Sannazzaro refinery.

Conversion of heavy crude and fractions into light products
Testing continued at the Taranto demonstration plant of Eni’s proprietary technology EST (Eni Slurry Technology), a process of catalytic hydroconversion in the slurry phase of non conventional crude, extra heavy crude and refining residues that allows to convert asphaltenes totally into naphta, kerosene, diesel fuel.
A number of tests have been conducted in more than four months, with the utilization of Canadian Borealis bitumen, confirmed the conversion levels and the stability in the system’ performance.
Technical and economic evaluations performed show that the EST provides competitive advantage as compared to the conversion technologies available on

Contents

ENI FACT BOOK / RESEARCH AND INNOVATION

the market for applications both upstream, in the upgrading of non conventional crudes, including oil from tar sands, and downstream for the conversion of	heavy residues from distillation and visbreaking. In 2007 Eni filed 5 patent applications.

SCT-CPO Project (Short Contact Time - Catalytic Partial Oxidation)
Project aimed at the development of a reforming technology called SCT-CPO (Short Contact Time - Catalytic Partial Oxidation) flexible in terms of production capacity and oil-based feedstocks in order to increase the availability of hydrogen at competitive costs for refinery operations and oil upgrading. Ongoing activities tend to the validation of this technology on a pilot plant at the Milazzo Research Center aimed at the construction of a first industrial plant in one of Eni’s refineries. In 2007 Eni filed two patent applications.

Natural gas high pressure transport (TAP)
This natural gas high pressure transport (TAP) project provides an advanced long distance, high capacity, high pressure and high grade solution for:
  gas transport on distances over 3,000 kilometers;
  natural gas volumes to be transported of about 20-30 bcm/y;
  pressure equal to or higher than 15MPa;
  use of high and very high grade steel.

This technology allows the exploitation of stranded gas and the reduction of the consumption of gas in transit in compression stations. In 2007, testing was completed on pilot lines in X100 steel at the Perdasdefogu experimental military polygon in Sardinia. Projects on intermediate transport pressure in traditional environments and projects for high pressure transport in non conventional environments characterized by non standard environmental and geological conditions are under definition for 2008-2011.

One of the pilot lines in X100 steel at the Perdasdefogu
experimental military poligon in Sardinia.

Contents

ENI FACT BOOK / RESEARCH AND INNOVATION

Advanced monitoring of gas transport system (MAST)
Advanced monitoring of gas transport system (MAST) project aims at developing advanced monitoring technologies and to test their application in the design phase, their installation during construction and their reliability in operation in order to obtain an integrated and automated system for monitoring these structures.

LCO Upgrading
In agreement with the business objective of adjusting production to the evolution of demand (increase in gasoil with correspondent decrease in gasolines and decline in fuel oil) this project aims at the development on an industrial scale of a process for selectively converting highly aromatic gasoil from catalytic cracking (light cycle oil - LCO) a low density component of diesel fuel with low polyaromatic content and medium-high cetane number with reduced hydrogen consumption as compared to the conventional dearomatization process. The scale-up of catalysts and the technical-economic feasibility study are currently underway.

Green Diesel
This process, developed in cooperation with UOP by means of the Ecofining™ technology, consists in the hydrocracking of vegetable oils yielding an oxygen free hydrocarbon product which is a component of a diesel fuel. This biofuel called Green Diesel has a markedly higher quality than conventional biodiesel obtained by means of the transesterification of fatty acid methyl ester (FAME). The development project provides for a direct passage to industrial scale. In 2007 the basic design of an industrial plant for the production of 250 ktonnes/year of Green Diesel from soy and/or palm oil has been completed. A patent application was filed.

Biofixation of CO2 by means of micro algae
The project aims at testing the technical and economic feasibility of a process based on the biofixation by means of micro algae for the recycling of CO2 produced by oil refining plants and the purification of discharge waters with production of biomass that can be converted into biofuel and/or other energy vectors. Most of the testing activities are performed at the Gela refinery, where in 2007 a small scale pilot plant made up of photo	bioreactors and open pools is operating. In 2008 Eni plans to build a pilot plant extended over one hectare and full scale demonstration plant covering 10 hectares if the expected results are reached. In 2007 Eni filed 2 patent applications.

Reformulation of fuels and lubricants
Eni continued to upgrade its “Blu” line of fuels. In 2007 it launched BluDiesel Tech, a new diesel fuel adjusted to the requirements for detergence of new generation diesel engines. In addition to the keep clean function, BluDiesel Tech provides a clean up function which guarantees clean operations also to engines with a very high numbers of kilometers. It also has a very low level of sulphur (less than 10 ppm) anticipating the specifications that will be mandatory from 2009.
As for gasolines, Eni is studying innovative solutions aimed at new generation engines with high fuel efficiency (low powered and over fueled vehicles). In 2007 Eni filed a patent application.
In synergy with the new fuels, Synt 2000, the Agip branded flagship lubricant, has been upgraded in order to meet the requirements of the most recent API specifications for cars. In 2007 Eni also developed a new lubricant with a high level of fuel economy totally compatible with after treatment systems based on innovative proprietary components. This new product can be considered the first of a series of engine lubricants suitable to meet the environmental sustainability required by the Euro 5 standard and for later ones. In 2007 Eni filed 2 patent applications.

Contents

ENI FACT BOOK / FINANCIAL DATA

Results of operations	2004	2005	2006	2007
(million euro)
Net sales from operations	57,545	73,728	86,105	87,256
Other income and revenues	1,377	798	783	827
Total revenues	58,922	74,526	86,888	88,083
Purchases, services and other	(38,347)	(48,567)	(57,490)	(58,179)
Payroll and related costs	(3,245)	(3,351)	(3,650)	(3,800)
Total operating expenses	(41,592)	(51,918)	(61,140)	(61,979)
Depreciation, depletion, amortization and impairments	(4,931)	(5,781)	(6,421)	(7,236)
Operating profit	12,399	16,827	19,327	18,868
Finance income (expense)	(156)	(366)	161	(83)
Income from investments	820	914	903	1,243
Profit before income taxes	13,063	17,375	20,391	20,028
Income taxes	(5,522)	(8,128)	(10,568)	(9,219)
Tax rate (%)	42.3	46.8	51.8	46.0
Net profit	7,541	9,247	9,823	10,809
Attributable to:
- Eni	7,059	8,788	9,217	10,011
- Minority interest	482	459	606	798

Net profit attributable to Eni	7,059	8,788	9,217	10,011
Exclusion of inventory holding (gain) loss	(281)	(759)	33	(499)
Exclusion of special items:	(133)	1,222	1,162	(42)
- non-recurring items	5	290	239	35
- other special items	(138)	932	923	(77)
Eni’s adjusted net profit	6,645	9,251	10,412	9,470

Balance sheet (at December 31)	2004	2005	2006	2007
(million euro)
Fixed assets
Property, plant and equipment	40,586	45,013	44,312	50,137
Other assets			629	563
Inventories - compulsory stock	1,386	2,194	1,827	2,171
Intangible assets	3,313	3,194	3,753	4,333
Equity-accounted investments and other investments	3,685	4,311	4,246	6,111
Receivables and securities for financing operating activities	695	775	557	725
Net payables related to capital expenditures	(888)	(1,196)	(1,090)	(1,191)
	48,777	54,291	54,234	62,849
Net working capital
Inventories	2,847	3,563	4,752	5,499
Trade receivables	10,525	14,101	15,230	15,609
Trade payables	(5,837)	(8,170)	(10,528)	(11,092)
Tax payables and provision for net deferred tax liabilities	(3,056)	(4,857)	(5,396)	(4,412)
Provisions	(5,736)	(7,679)	(8,614)	(8,486)
Other current assets and liabilities
Equity instruments				2,476
Other (a)	(555)	(526)	(641)	(2,600)
	(1,812)	(3,568)	(5,197)	(3,006)
Provisions for employee post-retirement benefits	(982)	(1,031)	(1,071)	(935)
Net assets held for sale including related net borrowings				286
CAPITAL EMPLOYED, NET	45,983	49,692	47,966	59,194
Eni Shareholders’ equity (b)	32,374	36,868	39,029	40,428
Minority interest	3,166	2,349	2,170	2,439
	35,540	39,217	41,199	42,867
Net borrowings	10,443	10,475	6,767	16,327
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	45,983	49,692	47,966	59,194

(a)	Include receivables and securities for financing operating activities and securities covering technical reserves of Eni's insurance activities.
(b)	Net of own shares in portfolio.

Contents

ENI FACT BOOK / FINANCIAL DATA

Cash flow statement	2004	2005	2006	2007
(million euro)
Net profit	7,541	9,247	9,823	10,809
as adjusted:
- amortization and depreciation and other non monetary items	5,092	6,518	5,753	6,346
- net gains on disposal of assets	(793)	(220)	(59)	(309)
- dividends, interest, tax and other changes	5,740	8,471	10,435	8,850
Net cash generated from operating profit before changes in working capital	17,580	24,016	25,952	25,696
Changes in working capital related to operations	(909)	(2,422)	(1,024)	(1,667)
Dividends received, taxes paid, interest (paid) received during the period	(4,171)	(6,658)	(7,927)	(8,512)
Net cash provided by operating activities	12,500	14,936	17,001	15,517
Capital expenditures	(7,499)	(7,414)	(7,833)	(10,593)
Investments and purchase of consolidated subsidiaries and businesses	(316)	(127)	(95)	(9,665)
Disposals	1,547	542	328	659
Other cash flow related to capital expenditures, investments and disposals	97	293	361	(35)
Free cash flow	6,329	8,230	9,762	(4,117)
Borrowings (repayment) of debt related to financing activities	211	(109)	216	(479)
Changes in short and long-term financial debt	(3,743)	(540)	(682)	8,761
Dividends paid and changes in minority interests and reserves	(3,175)	(7,284)	(6,443)	(5,836)
Effect of changes in consolidation and exchange differences	(55)	33	(201)	(200)
NET CASH FLOW FOR THE PERIOD	(433)	330	2,652	(1,871)

Changes in net borrowings	2004	2005	2006	2007
(million euro)
Free cash flow	6,329	8,230	9,762	(4,117)
Net borrowings of acquired companies		(19)		(244)
Net borrowings of divested companies	190	21	1
Exchange differences on net borrowings and other changes	(64)	(980)	388	637
Dividends paid and changes in minority interests and reserves	(3,175)	(7,284)	(6,443)	(5,836)
CHANGE IN NET BORROWINGS	3,280	(32)	3,708)	(9,560)

Net sales from operations	2004	2005	2006	2007
(million euro)
Exploration & Production	15,346	22,531	27,173	27,278
Gas & Power	17,302	22,969	28,368	27,633
Refining & Marketing	26,089	33,732	38,210	36,401
Petrochemicals	5,331	6,255	6,823	6,934
Engineering & Construction	5,696	5,733	6,979	8,678
Other activities	1,279	863	823	205
Corporate and financial companies	851	1,239	1,174	1,313
Consolidation adjustment	(14,349)	(19,594)	(23,445)	(21,186)
	57,545	73,728	86,105	87,256

Net sales to customers	2004	2005	2006	2007
(million euro)
Exploration & Production	5,130	7,770	8,728	10,803
Gas & Power	16,809	22,397	27,617	26,873
Refining & Marketing	25,336	32,640	36,910	35,125
Petrochemicals	4,832	5,572	6,156	6,571
Engineering & Construction	4,793	4,808	6,208	7,496
Other activities	525	317	303	174
Corporate and financial companies	120	224	183	214
	57,545	73,728	86,105	87,256

Contents

ENI FACT BOOK / FINANCIAL DATA

Net sales by geographic area of destination	2004	2005	2006	2007
(million euro)
Italy	27,100	32,846	36,343	37,346
Other EU countries	13,095	19,601	23,949	23,074
Rest of Europe	3,769	5,123	6,975	5,507
Africa	4,148	5,259	5,949	8,010
Americas	5,790	6,103	6,250	6,447
Asia	3,088	4,399	5,595	5,840
Other areas	555	397	1,044	1,032
Total outside Italy	30,445	40,882	49,762	49,910
	57,545	73,728	86,105	87,256

Purchases, services and other	2004	2005	2006	2007
(million euro)
Production costs - raw, ancillary and consumable materials and goods	27,010	35,318	44,661	44,884
Production costs - services	9,148	9,405	10,015	10,828
Operating leases and other	1,609	1,929	1,903	2,276
Net provisions for contingencies	553	1,643	767	591
Other expenses	1,066	1,100	1,089	1,095
less:
- capitalized direct costs associated with self-constructed tangible and intangible assets	(1,039)	(828)	(945)	(1,495)
	38,347	48,567	57,490	58,179

Principal accountant fees and services	2004	2005	2006	2007
(thousand euro)
Audit fees	9,344	12,591	22,240	26,383
Audit-related fees	136	190	166	169
Tax fees	344	246	303	81
All other fees	54	38	6	120
	9,878	13,065	22,715	26,753

Contents

ENI FACT BOOK / FINANCIAL DATA

Payroll and related costs	2004	2005	2006	2007
(million euro)
Wages and salaries	2,402	2,484	2,630	2,906
Social security contributions	658	662	691	690
Cost related to defined benefits plans and defined contribution plans	118	126	230	161
Other costs	218	255	305	275
less:
capitalized direct costs associated with self-constructed tangible and intangible assets	(151)	(176)	(206)	(232)
	3,245	3,351	3,650	3,800

Depreciation, depletion, amortization and impairments	2004	2005	2006	2007
(million euro)
Exploration & Production	3,047	3,945	4,646	5,483
Gas & Power	637	684	687	687
Refining & Marketing	465	462	434	433
Petrochemicals	114	118	124	116
Engineering & Construction	184	176	195	248
Other activities	45	16	6	4
Corporate and financial companies	106	112	70	68
Impact of unrealized profit in inventory		(4)	(9)	(10)
Total depreciation, depletion and amortization	4,598	5,509	6,153	7,029
Impairments	333	272	268	207
	4,931	5,781	6,421	7,236

Operating profit by division	2004	2005	2006	2007
(million euro)
Exploration & Production	8,185	12,592	15,580	13,788
Gas & Power	3,428	3,321	3,802	4,127
Refining & Marketing	1,080	1,857	319	729
Petrochemicals	320	202	172	74
Engineering & Construction	203	307	505	837
Other activities	(395)	(934)	(622)	(444)
Corporate and financial companies	(363)	(377)	(296)	(217)
Impact of unrealized profit in inventory (a)	(59)	(141)	(133)	(26)
	12,399	16,827	19,327	18,868

(a)	This item concerned mainly intragroup sales of goods, services and capital assets recorded at period end in the equity of the purchasing business segment.

Contents

ENI FACT BOOK / FINANCIAL DATA

RECONCILIATION OF REPORTED OPERATING PROFIT
AND REPORTED NET PROFIT TO RESULTS ON AN ADJUSTED BASIS

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment.
The taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, to which the Italian statutory tax rate of 33% is applied.
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.
In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions	which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of above mentioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments.

Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division).
Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

ENI FACT BOOK / FINANCIAL DATA

2004
(million euro)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
Reported operating profit	8,185	3,428	1,080	320	203	(395)	(363)	(59)	12,399
Exclusion of inventory holdings (gains) losses		(12)	(393)	(43)					(448)
Exclusion of special items
of which:
Non-recurring (income) charges		5							5
Other special (income) charges:	17	27	236	(14)	12	172	176		626
-	environmental charges		5	142			84	72	303
-	assets impairments	287	6	21	3		19		336
-	gains on disposal of assets	(320)							(320)
-	risk provisions	29	18	77	3	1	15		143
-	increase insurance charges							91	91
-	provision for redundancy incentives	2	10	20	6	10	6	11	65
-	other	19	(12)	(24)	(26)	1	48	2	8
Special items of operating profit	17	32	236	(14)	12	172	176		631
Adjusted operating profit	8,202	3,448	923	263	215	(223)	(187)	(59)	12,582
Net financial (expense) income (a)	(85)	31	5				(107)		(156)
Net income from investments (a)	9	215	96	2	118	4	(14)		430
Income taxes (a)	(4,093)	(1,404)	(350)	(23)	(81)	(22)	222	22	(5,729)
Tax rate (%)	50.4	38.0	34.2						44.6
Adjusted net profit	4,033	2,290	674	242	252	(241)	(86)	(37)	7,127
of which:
-	adjusted net profit of minority interest	482
-	Eni’s adjusted net profit	6,645
Eni’s reported net profit	7,059
Exclusion of inventory holding (gains) losses	(281)
Exclusion of special items:	(133)
-	non-recurring (income) charges	5
-	other special (income) charges	(138)
Eni’s adjusted net profit	6,645

(a)	Excluding special items.

Contents

ENI FACT BOOK / FINANCIAL DATA

2005
(million euro)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
Reported operating profit		12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Exclusion of inventory holding (gains) losses			(127)	(1,064)	(19)					(1,210)
Exclusion of special items
of which:
Non-recurring (income) charges			290							290
Other special (income) charges:		311	47	421	78	7	638	149		1,651
- environmental charges			31	337			413	54		835
- assets impairments		247	1	5	29	4	75	2		363
-	risk provisions			39	36		126			201
-	increase insurance charges	57	6	30	17		4	64		178
-	provision for redundancy incentives	7	8	22	4	3	6	29		79
- other			1	(12)	(8)		14			(5)
Special items of operating profit		311	337	421	78	7	638	149		1,941
Adjusted operating profit		12,903	3,531	1,214	261	314	(296)	(228)	(141)	17,558
Net financial (expense) income (a)		(80)	37					(296)		(339)
Net income from investments (a)		10	370	231	3	141	(1)	23		777
Income taxes (a)		(6,647)	(1,386)	(500)	(37)	(127)		359	52	(8,286)
Tax rate (%)		51.8	35.2	34.6						46.0
Adjusted net profit		6,186	2,552	945	227	328	(297)	(142)	(89)	9,710
of which:
-	adjusted net profit of minority interest									459
- Eni’s adjusted net profit										9,251
Eni’s reported net profit										8,788
Exclusion of inventory holding (gains) losses										(759)
Exclusion of special items:										1,222
-	non-recurring (income) charges									290
-	other special (income) charges									932
Eni’s adjusted net profit										9,251

(a)	Excluding special items.

Contents

ENI FACT BOOK / FINANCIAL DATA

2006
(million euro)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
Reported operating profit		15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses			(67)	215	(60)					88
Exclusion of special items
of which:
Non-recurring (income) charges			55	109	13		62			239
Other special (income) charges:		183	92	147	94	3	261	56		836
- environmental charges			44	111			126	11		292
- assets impairments		231	51	14	50	1	22			369
-	gains on disposal of assets	(61)								(61)
-	risk provisions			8	31		75			114
-	provisions for redundancy incentives	13	37	47	19	2	17	43		178
- other			(40)	(33)	(6)		21	2		(56)
Special items of operating profit		183	147	256	107	3	323	56		1,075
Adjusted operating profit		15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net financial (expense) income (a)		(59)	16				(7)	205		155
Net income from investments (a)		85	489	184	2	66	5			831
Income taxes (a)		(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)
Tax rate (%)		53.9	34.8	35.4						48.7
Adjusted net profit		7,279	2,862	629	174	400	(301)	54	(79)	11,018
of which:
-	adjusted net profit of minority interest									606
- Eni’s adjusted net profit										10,412
Eni’s reported net profit										9,217
Exclusion of inventory holding (gains) losses										33
Exclusion of special items:										1,162
-	non-recurring (income) charges									239
-	other special (income) charges									923
Eni’s adjusted net profit										10,412

(a)	Excluding special items.

Contents

ENI FACT BOOK / FINANCIAL DATA

2007
(million euro)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
Reported operating profit		13,788	4,127	729	74	837	(444)	(217)	(26)	18,868
Exclusion of inventory holding (gains) losses			44	(658)	(6)					(620)
Exclusion of special items
of which:
Non-recurring (income) charges		(11)	(61)	35	(2)	(4)	61	(10)		8
Other special (income) charges:		274	(18)	223	24	7	176	44		730
- environmental charges			15	128			210	12		365
- assets impairments		226		58			6			290
-	risk provisions			9			13			22
-	provisions for redundancy incentives	6	38	31	24	7	18	32		156
- other		42	(71)	(3)			(71)			(103)
Special items of operating profit		263	(79)	258	22	3	237	34		738
Adjusted operating profit		14,051	4,092	329	90	840	(207)	(183)	(26)	18,986
Net financial (expense) income (a)		44	11		1		(8)	(154)		(106)
Net income from investments (a)		176	420	126	1	80	5	4		812
Income taxes (a)		(7,780)	(1,587)	(136)	(35)	(262)		192	10	(9,598)
Tax rate (%)		54.5	35.1	29.9						48.7
Adjusted net profit		6,491	2,936	319	57	658	(210)	(141)	(16)	10,094
of which:
-	adjusted net profit of minority interest									624
- Eni’s adjusted net profit										9,470
Eni’s reported net profit										10,011
Exclusion of inventory holding (gains) losses										(499)
Exclusion of special items:										(42)
-	non-recurring (income) charges									35
-	other special (income) charges									(77)
Eni’s adjusted net profit										9,470

(a)	Excluding special items.

Contents

ENI FACT BOOK / FINANCIAL DATA

Breakdown of special items	2004	2005	2006	2007
(million euro)
Non recurring charges (income)	5	290	239	8
of which:
- curtailment recognized of the reserve for post-retirement benefits for Italian employees				(83)
- provisions and utilizations against antitrust proceedings and regulations	5	290	239	91
Other special charges (income)	626	1,651	836	730
Environmental charges	303	835	292	365
Asset impairments	336	363	369	290
Gains on disposal of property, plant and equipment	(320)		(61)
Risk provisions	234	379	114	22
Provisions for redundancy incentives	65	79	178	156
Other	8	(5)	(56)	(103)
Special items of operating profit	631	1,941	1,075	738
Net finance (expense) income		27	(6)	(23)
Net income from investments	(390)	(137)	(72)	(321)
of which:
- gain on the disposal of Italiana Petroli (IP)		(132)
- gain on Galp Energia SGPS SA (disposal assets Rede Electrica National)			(73)
- gain on the disposal of shares of Snam Rete Gas SpA	(308)
- gain on divestment of Haldor Topsøe AS and Camom SA				(290)
Income taxes	(374)	(609)	165	(610)
of which:
- adjustment to deferred tax for Italian subsidiaries				(394)
- supplemental tax rate UK			91
- wind-fall tax Algeria			179
- tax proceeding in Venezuela			77
Total special items of net profit	(133)	1,222	1,162	(216)
attributable to:
- Minority interest				(174)
- Eni	(133)	1,222	1,162	(42)

Adjusted operating profit by division	2004	2005	2006	2007
(million euro)
Exploration & Production	8,202	12,903	15,763	14,051
Gas & Power	3,448	3,531	3,882	4,092
Refining & Marketing	923	1,214	790	329
Petrochemicals	263	261	219	90
Engineering & Construction	215	314	508	840
Other activities	(223)	(296)	(299)	(207)
Corporate and financial companies	(187)	(228)	(240)	(183)
Impact of unrealized profit in inventory	(59)	(141)	(133)	(26)
	12,582	17,558	20,490	18,986

Adjusted net profit by division	2004	2005	2006	2007
(million euro)
Exploration & Production	4,033	6,186	7,279	6,491
Gas & Power	2,290	2,552	2,862	2,936
Refining & Marketing	674	945	629	319
Petrochemicals	242	227	174	57
Engineering & Construction	252	328	400	658
Other activities	(241)	(297)	(301)	(210)
Corporate and financial companies	(86)	(142)	54	(141)
Impact of unrealized profit in inventory	(37)	(89)	(79)	(16)
	7,127	9,710	11,018	10,094
of which attributable to:
- Minority interest	482	459	606	624
- Eni	6,645	9,251	10,412	9,470

Contents

ENI FACT BOOK / FINANCIAL DATA

Net finance (expense) income	2004	2005	2006	2007
(million euro)
Income from equity instruments				188
Exchange differences, net		169	(152)	(51)
Finance income (expense) related to net borrowings and other	(314)	(235)	(121)	(279)
Net income from securities	31	36	51	39
Financial expense due to the passage of time (accretion discount)	(109)	(109)	(116)	(186)
Income (expense) on derivatives	34	(386)	383	26
less:
Finance expense capitalized	202	159	116	180
	(156)	(366)	161	(83)
of which: net income from receivables and securities for financing operating activities	122	106	119	96

Income (expense on) from investments	2004	2005	2006	2007
(million euro)
Share of profit of equity-accounted investments	401	770	887	906
Share of loss of equity-accounted investments	(69)	(33)	(36)	(135)
Gains on disposals	130	179	25	301
Losses on disposals	(1)	(8)	(7)	(1)
Dividends	72	33	98	170
Decreases (increases) in the provision for losses on investments			(56)	2
Other income (expense), net	287	(27)	(8)
	820	914	903	1,243

Property, plant and equipment (at period end)	2004	2005	2006	2007
(million euro)
Property, plant and equipment by segment, gross
Exploration & Production	40,322	49,129	49,002	54,284
Gas & Power	20,680	21,517	22,277	23,137
Refining & Marketing	8,947	9,420	11,273	12,421
Petrochemicals	4,311	4,402	4,380	4,918
Engineering & Construction	3,524	3,878	4,363	5,823
Other activities	2,300	1,999	1,967	1,543
Corporate and financial companies	194	453	321	344
Impact of unrealized profit in inventory		(88)	(128)	(227)
	80,278	90,710	93,455	102,243
Property, plant and equipment by segment, net
Exploration & Production	20,761	24,485	23,002	26,478
Gas & Power	13,235	13,760	14,067	14,477
Refining & Marketing	3,361	3,556	3,791	4,495
Petrochemicals	1,181	1,139	1,072	1,099
Engineering & Construction	1,646	1,847	2,225	3,513
Other activities	293	117	93	82
Corporate and financial companies	109	193	176	196
Impact of unrealized profit in inventory		(84)	(114)	(203)
	40,586	45,013	44,312	50,137

Contents

ENI FACT BOOK / FINANCIAL DATA

Capital expenditures by division	2004	2005	2006	2007
(million euro)
Exploration & Production	4,853	4,965	5,203	6,625
Gas & Power	1,451	1,152	1,174	1,366
Refining & Marketing	693	656	645	979
Petrochemicals	148	112	99	145
Engineering & Construction	186	349	591	1,410
Other activities	49	48	72	59
Corporate and financial companies	119	132	88	108
Impact of unrealized profit in inventory			(39)	(99)
	7,499	7,414	7,833	10,593

Capital expenditures by geographic area of origin	2004	2005	2006	2007
(million euro)
Italy	2,655	2,442	2,529	3,246
Other European Union countries	337	545	713	1,246
Rest of Europe	387	415	436	469
Africa	2,622	2,233	2,419	3,152
Americas	357	507	572	1,004
Asia	1,066	1,181	1,032	1,253
Other areas	75	91	132	223
Total outside Italy	4,844	4,972	5,304	7,347
	7,499	7,414	7,833	10,593

Net borrowings
(million euro)	Debt and bonds	Cash and cash equivalents	Securities not related to operations	Non-operating financing receivables	Other, net	Total
2004
Short-term	5,077	(1,003)	(792)	(11)	(194)	3,077
Long-term	7,607		(1)	(240)		7,366
	12,684	(1,003)	(793)	(251)	(194)	10,443
2005
Short-term	5,345	(1,333)	(903)	(12)		3,097
Long-term	7,653		(28)	(247)		7,378
	12,998	(1,333)	(931)	(259)		10,475
2006
Short-term	4,290	(3,985)	(552)	(143)		(390)
Long-term	7,409			(252)		7,157
	11,699	(3,985)	(552)	(395)		6,767
2007
Short-term	8,500	(2,114)	(174)	(990)		5,222
Long-term	11,330			(225)		11,105
	19,830	(2,114)	(174)	(1,215)		16,327

Contents

ENI FACT BOOK / EMPLOYEES

Employees

Employees at year end	2004	2005	2006	2007
(units)
Exploration & Production	Italy	4,539	5,027	5,273	5,535
	Outside Italy	2,938	3,003	3,063	3,799
		7,477	8,030	8,336	9,334
Gas & Power	Italy	10,216	9,733	9,602	9,114
	Outside Italy	2,627	2,591	2,472	2,468
		12,843	12,324	12,074	11,582
Refining & Marketing	Italy	6,879	6,680	7,196	7,101
	Outside Italy	2,345	2,214	2,241	2,327
		9,224	8,894	9,437	9,428
Petrochemicals	Italy	5,237	5,164	4,948	5,476
	Outside Italy	1,328	1,298	1,077	1,058
		6,565	6,462	6,025	6,534
Engineering & Construction
Oilfield Services and Construction	Italy	2,490	5,799	6,164	6,618
	Outside Italy	18,890	22,885	24,738	26,493
		21,380	28,684	30,902	33,111
Engineering	Italy	3,090
	Outside Italy	1,349
		4,439
Other activities	Italy	4,959	2,636	2,219	1,172
	Outside Italy	24
		4,983	2,636	2,219	1,172
Corporate and financial companies	Italy	3,351	5,153	4,363	4,411
	Outside Italy	86	75	216	290
		3,437	5,228	4,579	4,701
Total employees at year end	Italy	40,761	40,192	39,765	39,427
	Outside Italy	29,587	32,066	33,807	36,435
		70,348	72,258	73,572	75,862
of which: senior managers		1,764	1,748	1,604	1,585

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Supplemental oil and gas information

OIL AND NATURAL GAS RESERVES

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.
Net proved reserves exclude royalties and interests owned by others.
Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells, equipment and operating methods.
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.
Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed, through production response, that increased recovery will be achieved.

Eni’s proved reserves have been estimated on the basis of the applicable US Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X and its interpretations and have been disclosed in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped for years ended December 31, 2004, 2005, 2006 and 2007 are based on data prepared by Eni. Since 1991 Eni has requested qualified independent oil engineering companies to carry out an independent evaluation[1] of its proved reserves on a rotation basis. Eni believes these independent evaluators to be experienced and qualified in the marketplace. In the	preparation of their reports, these independent evaluators relied, without independent verification, upon information furnished by Eni with respect to property interest, production, current cost of operation and development, agreements relating to future operations and sale, prices and other factual information and data that were accepted as represented by the independent evaluators. This information was used by Eni in determining its proved reserves and included log, directional surveys, core and PVT analysis, maps, oil/gas/water monthly production/injection data of wells, reservoirs and fields; field studies, reservoir studies; engineers' comments relevant to field performance, reservoir performance, development programs, work programs etc.; budget data for each field, long range development plans, future capital and operating costs, actual prices received from hydrocarbon sales, instructions on future prices, and other pertinent information to calculate NPV for the fields required to undertake an independent evaluation. Accordingly, the work performed by the independent evaluators is an evaluation of Eni’s proved reserves carried out concurrently with the internal one. Notwithstanding the above, the circumstance that the independent evaluations achieved the same results as those of the Company for the vast majority of fields support the management’s confidence that the company’s booked reserves meet the regulatory definition of proved reserves and are reasonably certain to be produced in the future. Additionally, for those fields where a discrepancy arose, the Company has adopted the most conservative reserve estimate. In any case, those differences were not significant.
In particular a total of 2.4 billion boe of proved reserves, or about 37% of Eni’s total proved reserves at December 31, 2007, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as in previous years. In the 2005-2007 three-year period, 67% of Eni’s total proved reserves were subject to independent evaluations. In the last three years, the most important Eni’s properties as at December 31, 2007 which were not subject to an independent evaluation were; Kashagan (Kazakhstan), Bayu Undan

(1)	From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also to Ryder Scott Company.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

(Australia), Cerro Falcone and Monte Alpi-Monte Enoc (Italy).

Eni operates under Production Sharing Agreements, PSAs, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.
Proved oil and gas reserves associated with PSAs represented 48%, 53% and 46% of total proved reserves as of year-end 2005, 2006 and 2007, respectively, on an oil-equivalent basis.
Similar effects as PSAs apply to Service and “Buy-Back” contracts; proved reserves associated with such contracts represented 2%, 2% and 1% of total proved reserves on an oil-equivalent basis as of year-end 2005, 2006 and 2007, respectively.
Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess to cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves. In accordance with SFAS 69, paragraph 13, reserve volumes associated with such oil and gas quantities represented 1.7%,1.1% and 1.8% of total proved reserves as of year-end 2005,	2006 and 2007, respectively, on an oil-equivalent basis; (ii) volumes of natural gas used for own consumption and (iii) volumes of natural gas held in certain Eni’s storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when sold.
Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revision. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Reserve estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2005, 2006 and 2007.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Movements in net proved hydrocarbons reserves (a)
(mmboe)	Italy (b)	North Africa	West Africa	North Sea	Caspian Area (c)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (d)	Total
Reserves at December 31, 2004	890	2,087	1,348	807	1,169	853	7,154	64	7,218
Purchases of minerals in place	13		8		48	37	106		106
Revisions of previous estimates	60	35	(48)	24	(122)	(29)	(80)	(18)	(98)
Improved recovery		44	30		15		89		89
Extensions and discoveries		33	67	30	14	12	156		156
Production	(95)	(173)	(126)	(103)	(37)	(95)	(629)	(5)	(634)
Sales of minerals in place
Reserves at December 31, 2005	868	2,026	1,279	758	1,087	778	6,796	41	6,837
Purchases of minerals in place				1			1		1
Revisions of previous estimates	21	89	(79)	28	104	(12)	151		151
Improved recovery		49	41		14		104	1	105
Extensions and discoveries	3	55	16	1	52	34	161		161
Production	(87)	(201)	(135)	(103)	(38)	(76)	(640)	(6)	(646)
Sales of minerals in place				(3)		(170)	(173)		(173)
Reserves at December 31, 2006	805	2,018	1,122	682	1,219	554	6,400	36	6,436
Purchases of minerals in place			33			123	156	617	773
Revisions of previous estimates	18	8	(13)	26	(153)	(29)	(143)	20	(123)
Improved recovery		9	12	2			23	1	24
Extensions and discoveries	1	59	59	2	36	44	201	1	202
Production	(77)	(215)	(118)	(95)	(41)	(81)	(627)	(7)	(634)
Sales of minerals in place
Reserves at December 31, 2007	747	1,879	1,095	617	1,061	611	6,010	668	6,678

(a)	The conversion rate of natural gas from cubic feet to boe is 1,000 cubic feet = 0.1742 barrels of oil.
(b)	Reserve volumes include approximately 737, 760, 754 and 749 bcf of natural gas in storage at December 31, 2004, 2005, 2006 and 2007 respectively.
(c)	Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 18.52% as of December 31, 2007.
(d)	Reserves of equity-accounted entities as at December 31, 2007 include 60% of the three Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Movements in net proved liquids reserves
(mmbbl)	Italy	North Africa	West Africa	North Sea	Caspian Area (a)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (b)	Total
Reserves at December 31, 2004	225	967	1,047	450	799	484	3,972	36	4,008
Purchases of minerals in place	2		6		46	1	55		55
Revisions of previous estimates	33	36	(47)	27	(73)	(15)	(39)	(9)	(48)
Improved recovery		43	29		15		87		87
Extensions and discoveries		26	14	21	14	2	77		77
Production	(32)	(111)	(113)	(65)	(23)	(60)	(404)	(2)	(406)
Sales of minerals in place
Reserves at December 31, 2005	228	961	936	433	778	412	3,748	25	3,773
Purchases of minerals in place
Revisions of previous estimates	15	61	(85)	20	72	(19)	64	1	65
Improved recovery		49	41		14		104	1	105
Extensions and discoveries		30	11		52	10	103		103
Production	(28)	(119)	(117)	(65)	(23)	(38)	(390)	(3)	(393)
Sales of minerals in place				(2)		(17)	(172)		(172)
Reserves at December 31, 2006	215	982	786	386	893	195	3,457	24	3,481
Purchases of minerals in place			32			54	86	101	187
Revisions of previous estimates	28	(35)	(26)	14	(114)	(31)	(164)	20	(144)
Improved recovery		9	12	1			22	1	23
Extensions and discoveries		43	22	1		29	95	1	96
Production	(28)	(121)	(101)	(57)	(26)	(36)	(369)	(5)	(374)
Sales of minerals in place
Reserves at December 31, 2007	215	878	725	345	753	211	3,127	142	3,269

(a)	Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 18.52% as of December 31, 2007.
(b)	Reserves of equity-accounted entities as at December 31, 2007 include 60% of the three Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Movements in net proved natural gas reserves
(bcf)	Italy (a)	North Africa	West Africa	North Sea	Caspian Area (b)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (c)	Total
Reserves at December 31, 2004	3,818	6,432	1,727	2,051	2,124	2,126	18,278	157	18,435
Purchases of minerals in place	63		8		14	208	293		293
Revisions of previous estimates	159	(6)	(9)	(18)	(284)	(84)	(242)	(47)	(289)
Improved recovery		11					11		11
Extensions and discoveries	1	37	309	50		56	453	(20)	433
Production	(365)	(357)	(70)	(219)	(80)	(201)	(1,292)		(1,292)
Sales of minerals in place
Reserves at December 31, 2005	3,676	6,117	1,965	1,864	1,774	2,105	17,501	90	17,591
Purchases of minerals in place				4			4		4
Revisions of previous estimates	36	154	31	53	183	47	504	(7)	497
Improved recovery
Extensions and discoveries	19	146	34	1		132	332		332
Production	(340)	(471)	(103)	(218)	(83)	(222)	(1,437)	(15)	(1,452)
Sales of minerals in place				(7)			(7)		(7)
Reserves at December 31, 2006	3,391	5,946	1,927	1,697	1,874	2,062	16,897	68	16,965
Purchases of minerals in place			5			395	400	2,963	3,363
Revisions of previous estimates	(53)	250	74	67	(222)	6	122	5	127
Improved recovery				3			3		3
Extensions and discoveries	4	89	213	7	205	89	607		607
Production	(285)	(534)	(97)	(216)	(87)	(261)	(1,480)	(14)	(1,494)
Sales of minerals in place
Reserves at December 31, 2007	3,057	5,751	2,122	1,558	1,770	2,291	16,549	3,022	19,571

(a)	Reserve volumes include approximately 737, 760, 754 and 749 bcf of natural gas in storage at December 31, 2004, 2005, 2006 and 2007 respectively.
(b)	Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 18.52% as of December 31, 2007.
(c)	Reserves of equity-accounted entities as at December 31, 2007 include 60% of the three Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Results of operations from oil and gas activities (a)
(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (b)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (c)	Total
2005 - IFRS
Revenues:
- sales to consolidated entities	3,133	2,813	4,252	2,707	209	619	13,733		13,733
- sales to third parties	161	2,579	394	889	586	2,297	6,906	106	7,012
	3,294	5,392	4,646	3,596	795	2,916	20,639	106	20,745
Production costs	(261)	(390)	(363)	(417)	(123)	(215)	(1,769)	(16)	(1,785)
Production taxes	(157)	(98)	(513)	(15)		(207)	(990)	(3)	(993)
Exploration expenses	(38)	(137)	(74)	(158)	(15)	(196)	(618)	(32)	(650)
Depreciation, depletion and amortization and provision for abandonment (d)	(512)	(634)	(598)	(668)	(90)	(929)	(3,431)	(50)	(3,481)
Other income (expense)	(224)	(463)	(201)	17	(53)	(216)	(1,140)	10	(1,130)
Profit before taxation	2,102	3,670	2,897	2,355	514	1,153	12,691	15	12,706
Income taxes	(780)	(1,976)	(1,717)	(1,387)	(195)	(321)	(6,376)	(25)	(6,401)
Results of operations (e)	1,322	1,694	1,180	968	319	832	6,315	(10)	6,305
2006 - IFRS
Revenues:
- sales to consolidated entities	3,601	4,185	4,817	3,295	261	712	16,871		16,871
- sales to third parties	184	3,012	967	983	721	1,873	7,740	120	7,860
	3,785	7,197	5,784	4,278	982	2,585	24,611	120	24,731
Production costs	(249)	(496)	(475)	(481)	(147)	(191)	(2,039)	(18)	(2,057)
Production taxes	(181)	(95)	(475)			(82)	(833)	(3)	(836)
Exploration expenses	(137)	(273)	(186)	(160)	(25)	(293)	(1,074)	(26)	(1,100)
Depreciation, depletion and amortization and provision for abandonment (d)	(457)	(795)	(737)	(684)	(80)	(895)	(3,648)	(43)	(3,691)
Other income (expense)	(315)	(569)	(190)	57	(89)	(283)	(1,389)	8	(1,381)
Profit before taxation	2,446	4,969	3,721	3,010	641	841	15,628	38	15,666
Income taxes	(909)	(2,980)	(2,133)	(1,840)	(223)	(381)	(8,466)	(31)	(8,497)
Results of operations (e)	1,537	1,989	1,588	1,170	418	460	7,162	7	7,169
2007 - IFRS
Revenues:
- sales to consolidated entities	3,171	3,000	4,439	3,125	296	512	14,543		14,543
- sales to third parties	163	4,793	693	755	833	2,260	9,497	176	9,673
	3,334	7,793	5,132	3,880	1,129	2,772	24,040	176	24,216
Production costs	(248)	(542)	(499)	(579)	(142)	(271)	(2,281)	(27)	(2,308)
Production taxes	(188)	(91)	(473)			(28)	(780)	(6)	(786)
Exploration expenses	(108)	(385)	(291)	(193)	(36)	(764)	(1,777)	(42)	(1,819)
Depreciation, depletion and amortization and provision for abandonment (d)	(499)	(768)	(685)	(729)	(76)	(989)	(3,746)	(51)	(3,797)
Other income (expense)	(283)	(627)	(297)	(45)	(72)	(243)	(1,567)	(18)	(1,585)
Profit before taxation	2,008	5,380	2,887	2,334	803	477	13,889	32	13,921
Income taxes	(746)	(3,102)	(1,820)	(1,419)	(284)	(241)	(7,612)	(49)	(7,661)
Results of operations (e)	1,262	2,278	1,067	915	519	236	6,277	(17)	6,260

(a)	Results of operations from oil and gas producing activities, including services for the modulation of gas supply due to seasonal swings in demand, represent only those revenues and expenses directly associated with Eni’s oil and gas production. These amounts do not include any allocation of interest expense or corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Such income taxes have been calculated by applying the tax rate of the country where Eni operates to the pretax income from exploration and production activities. Revenues and income taxes include taxes due in PSA’s where Eni’s liability is paid by the State Company on behalf of Eni.
(b)	Eni’s results of operations of the Kashagan field are determined based on Eni share of 18.52%.
(c)	The amounts of equity-accounted entities in 2007 include 60% of the three Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.
(d)	Includes asset impairments amounting to euro 130 million in 2005, euro 156 million in 2006 and euro 91 million in 2007.
(e)	The “Successful Effort Method” application would have led to an increase of results of operations of euro 21 million in 2005, euro 220 million in 2006 and euro 438 million in 2007 for the consolidated companies and of euro 1 million in 2005, euro 15 million in 2006 and euro 26 million in 2007 for equity-accounted entities.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Capitalized costs (a)
(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (b)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (c)	Total
December 31, 2006 - IFRS
Proved properties	10,267	8,273	8,004	8,333	1,570	6,447	42,894	427	43,321
Unproved properties	33	143	402	382	39	964	1,963	35	1,998
Support equipment and facilities	276	1,238	451	33	37	60	2,095	8	2,103
Wells in progress and other	582	399	612	110	1,342	564	3,609	31	3,640
Gross capitalized costs	11,158	10,053	9,469	8,858	2,988	8,035	50,561	501	51,062
Accumulated depreciation, depletion, amortization and valuation allowances	(6,958)	(4,738)	(5,231)	(5,185)	(413)	(4,387)	(26,912)	(300)	(27,212)
Net capitalized costs (d) (e)	4,200	5,315	4,238	3,673	2,575	3,648	23,649	201	23,850
December 31, 2007 - IFRS
Proved properties	10,571	8,118	8,506	8,672	1,447	7,718	45,032	790	45,822
Unproved properties	32	120	1,030	330	35	2,582	4,129	1,089	5,218
Support equipment and facilities	279	1,125	443	16	41	59	1,963	10	1,973
Wells in progress and other	726	562	1,078	75	1,852	808	5,101	112	5,213
Gross capitalized costs	11,608	9,925	11,057	9,093	3,375	11,167	56,225	2,001	58,226
Accumulated depreciation, depletion, amortization and valuation allowances	(7,440)	(4,960)	(5,340)	(5,670)	(445)	(4,909)	(28,764)	(345)	(29,109)
Net capitalized costs (d) (e)	4,168	4,965	5,717	3,423	2,930	6,258	27,461	1,656	29,117

(a)	Capitalized costs represent the total expenditure for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.
(b)	Eni's capitalized costs of the Kashagan field are determined based on Eni share of 18.52%.
(c)	The amounts of equity-accounted entities in 2007 include 60% of the three Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.
(d)	The amounts include net capitalized financial charges totalling euro 420 million in 2006 and euro 441 million in 2007.
(e)	The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred. The "Successful Effort Method" application would have led to an increase in net capitalized costs of euro 2,179 million in 2006 and euro 2,547 million in 2007 and of euro 24 million in 2006 and euro 94 million in 2007 for equity-accounted entities.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Costs incurred (a)
(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (b)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (c)	Total
2005 - IFRS
Proved property acquisitions	19		16		88	11	134		134
Unproved property acquisitions	13		44		42	57	156		156
Exploration	45	153	75	127	15	249	664	18	682
Development (d)	644	960	910	522	646	745	4,427	31	4,458
Costs incurred	721	1,113	1,045	649	791	1,062	5,381	49	5,430
2006 - IFRS
Proved property acquisitions	139	10					149		149
Unproved property acquisitions						3	3		3
Exploration	128	270	471	174	25	280	1,348	26	1,374
Development (d)	1,120	892	956	478	595	766	4,807	31	4,838
Costs incurred	1,387	1,172	1,427	652	620	1,049	6,307	57	6,364
2007 - IFRS
Proved property acquisitions		11	451			1,395	1,857	187	2,044
Unproved property acquisitions			510			1,417	1,927	1,086	3,013
Exploration	104	380	298	193	36	1,181	2,192	42	2,234
Development (d)	320	1,047	1,425	518	744	1,185	5,239	156	5,395
Costs incurred	424	1,438	2,684	711	780	5,178	11,215	1,471	12,686

(a)	Costs incurred represent amounts both capitalized and expensed as incurred in connection with oil and gas producing activities. Differences in amounts determined in accordance with IFRS as compared to US GAAP are immaterial.
(b)	Eni's costs incurred for the Kashagan field were determined based on Eni share of 18.52%.
(c)	The amounts of equity-accounted entities in 2007 include 60% of the three Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.
(d)	Includes costs estimated to be incurred for asset retirement obligations for euro 578 million in 2005, euro 1,170 million in 2006 and euro 173 million in 2007.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future cash flows as of December 31, 2004, 2005, 2006 and 2007 include amounts that Eni’s Gas & Power segment and other gas companies pay for storage services, required to support market demand flexibility needs.	Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Standardized measure of discounted future net cash flows
(million euro)	Italy	North Africa	West Africa	North Sea	Caspian Area (a)	Rest of World	Total consolidated subsidiaries	Total equity- accounted entities (b)	Total
At December 31, 2005
Future cash inflows	36,203	66,100	45,952	30,835	30,339	20,251	229,680	1,055	230,735
Future production costs	(4,609)	(10,030)	(9,604)	(5,632)	(3,848)	(2,551)	(36,274)	(226)	(36,500)
Future development costs	(2,936)	(3,960)	(2,594)	(1,774)	(2,562)	(1,497)	(15,323)	(89)	(15,412)
Future income taxes	(9,890)	(22,744)	(21,056)	(15,225)	(6,973)	(5,124)	(81,012)	(187)	(81,199)
Future net cash flows	18,768	29,366	12,698	8,204	16,956	11,079	97,071	553	97,624
10% discount factor	(7,643)	(12,095)	(4,122)	(2,155)	(11,934)	(3,771)	(41,720)	(182)	(41,902)
Standardized measure of discounted future net cash flows	11,125	17,271	8,576	6,049	5,022	7,308	55,351	371	55,722
At December 31, 2006
Future cash inflows	43,495	64,381	34,935	24,821	33,825	14,766	216,223	1,038	217,261
Future production costs	(6,086)	(9,707)	(8,028)	(6,426)	(4,162)	(1,753)	(36,162)	(224)	(36,386)
Future development costs	(6,739)	(5,383)	(2,865)	(2,265)	(3,103)	(1,473)	(21,828)	(79)	(21,907)
Future income taxes	(10,838)	(24,639)	(14,141)	(10,901)	(7,649)	(3,824)	(71,992)	(227)	(72,219)
Future net cash flows	19,832	24,652	9,901	5,229	18,911	7,716	86,241	508	86,749
10% discount factor	(11,493)	(10,631)	(2,994)	(1,392)	(13,878)	(2,626)	(43,014)	(154)	(43,168)
Standardized measure of discounted future net cash flows	8,339	14,021	6,907	3,837	5,033	5,090	43,227	354	43,581
At December 31, 2007
Future cash inflows	47,243	73,456	48,283	29,610	42,710	20,359	261,661	7,135	268,796
Future production costs	(5,926)	(11,754)	(9,875)	(6,670)	(4,997)	(2,782)	(42,004)	(1,249)	(43,253)
Future development costs	(7,218)	(4,643)	(3,013)	(2,461)	(3,374)	(2,459)	(23,168)	(1,721)	(24,889)
Future income taxes	(10,778)	(29,083)	(23,083)	(14,375)	(9,977)	(5,397)	(92,693)	(2,009)	(94,702)
Future net cash flows	23,321	27,976	12,312	6,104	24,362	9,721	103,796	2,156	105,952
10% discount factor	(13,262)	(11,143)	(3,953)	(1,600)	(17,480)	(3,356)	(50,794)	(1,265)	(52,059)
Standardized measure of discounted future net cash flows	10,059	16,833	8,359	4,504	6,882	6,365	53,002	891	53,893

(a)	Eni's standardized measure of discounted future of net cash flows of the Kashagan field are determined based on Eni share of 18.52%.
(b)	The amounts of equity-accounted entities as at December 31, 2007 include 60% of the three Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos, for which Gazprom has a call option of 51%.

Changes in standardized measure of discounted future net cash flows	2005	2006	2007
(million euro)
Beginning of year	37,258	55,722	43,581
Beginning of year equity-accounted entities	(357)	(371)	(354)
Beginning of year consolidated subsidiaries	36,901	55,351	43,227
Increase (decrease):
- sales, net of production costs	(17,880)	(21,739)	(20,979)
- net changes in sales and transfer prices, net of production costs	33,372	4,097	34,999
- extensions, discoveries and improved recovery, net of future production and development costs	3,527	3,629	3,982
- asset retirement	(3,654)	(6,964)	(4,000)
- future development costs	3,865	3,558	4,682
- revisions of quantity estimates	47	383	(2,995)
- accretion of discount	6,573	9,489	7,968
- net change in income taxes	(17,327)	3,060	(17,916)
- purchase of reserves in-place	977	10	3,521
- sale of reserves in-place		(1,252)
- changes in productions rates (timing) and other	8,950	(6,395)	513
Net change for the year	18,450	(12,124)	9,775
Standardized measure of discounted future net cash flows consolidated	55,351	43,227	53,002
Standardized measure of discounted future net cash flows equity-accounted entities	371	354	891
Standardized measure of discounted future net cash flows	55,722	43,581	53,893

Contents

ENI FACT BOOK / ENERGY CONVERSION TABLE

Energy conversion table

Oil
(average reference density 32.35 °API, relative density 0.8636)
1 barrel	(bbl)	158.987	l oil (1)	0.159	m3 oil	162.602	m3 gas			5,742	ft3 gas
						5,800,000	btu
1 barrel/d	(bbl/d)	~50	t/year
1 cubic meter	(m3)	1,000	l oil	6.29	bbl	1,033	m3 gas			36,481	ft3 gas
1 tonne oil equivalent	(toe)	1,160.49	l oil	7.299	bbl	1.161	m3 oil	1,187	m3 gas	41,911	ft3 gas

Gas

1 cubic meter	(m3)	0.976	l oil	0.00615	bbl	35,314.67	btu			35.315	ft3 gas
1,000 cubic feet	(ft3)	27.637	l oil	0.1742	bbl	1,000,000	btu	27.317	m3 gas	0.02386	toe
1,000,000 british thermal unit	(btu)	27.4	l oil	0.17	bbl	0.027	m3 oil	28.3	m3 gas	1,000	ft3 gas
1 tonne LNG	(tLNG)	1.2	toe	8.9	bbl	52,000,000	btu			52,000	ft3 gas
										1,400	m3 gas

Electricity

1 megawatthour=1,000 kWh	(MWh)	93.532	l oil	0.5883	bbl	0.0955	m3 oil	96.621	m3 gas	3,412.14	ft3 gas
1 teraJoule	(TJ)	25,981.45	l oil	163.42	bbl	25.9814	m3 oil	26,839.46	m3 gas	947,826.7	ft3 gas
1,000,000 kilocalories	(kcal)	108.8	l oil	0.68	bbl	0.109	m3 oil	112.4	m3 gas	3,968.3	ft3 gas

(1)	l oil: liters of oil.

Conversion of mass
	kilogram (kg)	pound (lb)	metric ton (t)
kg	1	2.2046	0.001
lb	0.4536	1	0.0004536
t	1,000	22,046	1
Conversion of length
	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1
Conversion of volumes
	cubic foot (ft3)	barrel (bbl)	liter (l)	cubic meter (m3)
ft3	1	0	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m3	35.3107	6.2898	10[3]	1

Contents

Quarterly information

Main financial data (a)
2004	2005

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Net sales from operations	14,545	13,293	13,517	16,190	57,545	17,445	16,656	18,121	21,506	73,728
Operating income:	3,212	2,649	2,987	3,551	12,399	4,450	3,711	4,270	4,396	16,827
Exploration & Production	1,665	1,828	2,439	2,253	8,185	2,567	2,776	3,682	3,567	12,592
Gas & Power	1,551	566	433	878	3,428	1,563	592	525	641	3,321
Refining & Marketing	125	301	317	337	1,080	269	596	663	329	1,857
Petrochemicals	5	62	89	164	320	158	58	(51)	37	202
Engineering & Construction	60	55	46	42	203	65	53	60	129	307
Other activities	(96)	(122)	(93)	(84)	(395)	(62)	(197)	(378)	(297)	(934)
Corporate and financial companies	(49)	(62)	(179)	(73)	(363)	(53)	(158)	(125)	(41)	(377)
Unrealized profit in inventory	(49)	21	(65)	34	(59)	(57)	(9)	(106)	31	(141)
Net income	2,001	1,364	1,585	2,109	7,059	2,445	1,898	2,340	2,105	8,788
Capital expenditures	1,729	2,030	1,745	1,995	7,499	1,474	1,732	1,744	2,464	7,414
Investments	25	45	81	165	316	23	25	13	85	146
Net borrowings at period end	11,612	13,116	11,522	10,443	10,443	8,022	9,411	6,354	10,475	10,475
2006	2007

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Net sales from operations	23,584	20,739	20,366	21,416	86,105	21,913	19,754	20,190	25,399	87,256
Operating income:	5,595	4,947	4,828	3,957	19,327	5,105	4,218	4,379	5,166	18,868
Exploration & Production	4,303	4,095	4,041	3,141	15,580	3,132	3,418	3,309	3,929	13,788
Gas & Power	1,199	708	592	1,303	3,802	1,641	465	590	1,431	4,127
Refining & Marketing	89	366	250	(386)	319	(10)	430	282	27	729
Petrochemicals	39	30	31	72	172	115	96	5	(142)	74
Engineering & Construction	83	128	145	149	505	176	214	211	236	837
Other activities	(65)	(151)	(185)	(221)	(622)	(16)	(215)	(51)	(162)	(444)
Corporate and financial companies	(51)	(91)	(65)	(89)	(296)	(38)	(61)	(23)	(95)	(217)
Unrealized profit in inventory	(2)	(138)	19	(12)	(133)	105	(129)	56	(58)	(26)
Net income	2,974	2,301	2,422	1,520	9,217	2,588	2,267	2,146	3,010	10,011
Capital expenditure	1,340	1,714	1,835	2,944	7,833	2,013	2,244	2,679	3,657	10,593
Investments	19	38	19	19	95	10	4,925	3,776	1,198	9,909
Net borrowings at period end	6,291	6,394	3,850	6,767	6,767	3,852	9,122	11,430	16,327	16,327

(a)	Quarterly data are unaudited.
Key market indicator
2004	2005

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Average price of Brent dated crude oil (a)	31.95	36.36	41.54	44.00	38.22	47.50	51.59	61.54	56.90	54.38
Average EUR/USD exchange rate	1.250	1.204	1.222	1.296	1.244	1.311	1.260	1.220	1.189	1.244
Average price in euro of Brent dated crude oil (b)	25.56	29.37	33.99	33.95	30.72	36.23	40.94	50.44	47.86	43.71
Average European refining margins (c)	2.21	5.26	4.28	5.75	4.35	4.26	6.78	7.02	5.05	5.78
Euribor %	2.1	2.1	2.1	2.2	2.1	2.1	2.1	2.1	2.3	2.2
2005	2006

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Average price of Brent dated crude oil (a)	61.75	69.62	69.49	59.68	65.14	57.75	68.76	74.87	88.70	72.52
Average EUR/USD exchange rate	1.202	1.256	1.274	1.290	1.256	1.310	1.348	1.375	1.449	1.371
Average price in euro of Brent dated crude oil (b)	51.37	55.43	54.55	46.26	51.86	44.08	51.01	54.45	61.21	52.90
Average European refining margins (b)	2.95	5.77	4.27	2.18	3.79	3.06	6.90	4.04	4.07	4.52
Euribor %	2.6	2.9	3.2	3.6	3.1	3.8	4.1	4.5	4.7	4.3

(a)	In USD/barrel. Source: Platt’s Oilgram.
(b)	Eni calculation.
(c)	In US dollars per barrel FOB Mediterranean Brent crude. From 1995 lead-free gasoline. Eni elaborations on Platt’s Oilgram data.

Contents
Main operating data
2004	2005

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Daily production of oil (kbbls/d)	1,016	1,026	1,003	1,090	1,034	1,100	1,107	1,106	1,132	1,111
Daily production of natural gas (kboe/d)	612	595	542	614	591	603	618	609	674	626
Daily production of hydrocarbons (kboe/d)	1,628	1,621	1,545	1,704	1,624	1,703	1,725	1,715	1,806	1,737
Italy	278	263	271	272	271	265	268	256	254	261
North Africa	367	374	367	411	380	432	465	502	522	480
West Africa	301	302	320	339	316	327	326	347	372	343
North Sea	334	335	258	306	308	290	286	265	291	283
Rest of World	348	347	329	376	350	389	380	345	367	370
Production sold (mmboe)	143.4	141.7	138.5	152.9	576.5	148.0	153.4	152.5	161.0	614.9
Sales of natural gas to third parties (bcm)	24.78	15.15	12.68	20.18	72.79	24.55	15.65	13.95	22.93	77.08
Own consumption of natural gas (bcm)	0.81	0.87	0.97	1.05	3.70	1.25	1.34	1.48	1.47	5.54
Sales to third parties and own consumption (bcm)	25.59	16.02	13.65	21.23	76.49	25.80	16.99	15.43	24.40	82.62
Sales of natural gas of Eni’s affiliates (net to Eni) (bcm)	2.06	1.59	1.52	2.15	7.32	2.27	1.53	1.23	2.05	7.08
Total sales and own consumption of natural gas (bcm)	27.65	17.61	15.17	23.38	83.81	28.07	18.52	16.66	26.45	89.70
Volumes transported on behalf of third parties in Italy (bcm)	6.89	7.20	6.70	7.47	28.26	8.34	7.99	6.59	7.30	30.22
Electricity sales (TWh)	2.51	3.57	3.56	4.21	13.85	4.98	5.57	6.15	6.07	22.77
Sales of refined products (mmtonnes):	12.73	14.34	13.04	13.43	53.54	12.30	12.51	13.16	13.66	51.63
Retail sales in Italy	2.55	2.78	2.83	2.77	10.93	2.52	2.70	2.63	2.20	10.05
Wholesale sales in Italy	2.96	2.98	3.05	3.31	12.30	2.94	2.95	2.99	3.24	12.11
Retail sales outside Italy:	1.08	1.15	0.93	0.88	4.04	0.83	0.94	0.99	0.91	3.67
- Rest of Europe	0.80	0.86	0.93	0.88	3.47	0.83	0.94	0.99	0.91	3.67
- Africa and Brazil	0.28	0.29			0.57
Wholesale sales outside Italy	1.39	1.65	1.10	1.16	5.30	1.10	1.06	1.10	1.20	4.50
Other sales	4.75	5.78	5.13	5.31	20.97	4.91	4.86	5.41	6.11	21.30

2006	2007

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Daily production of oil (kbbls/d)	1,143	1,056	1,041	1,079	1,079	1,030	1,026	975	1,048	1,020
Daily production of natural gas (kboe/d)	684	692	668	718	690	707	713	683	769	718
Daily production of hydrocarbons (kboe/d)	1,827	1,748	1,709	1,796	1,770	1,734	1,736	1,659	1,815	1,736
Italy	247	237	235	232	238	223	215	204	207	212
North Africa	541	555	554	571	555	566	599	568	641	594
West Africa	382	368	365	372	372	337	333	324	316	327
North Sea	298	284	254	291	282	287	264	213	279	261
Rest of World	359	304	301	330	323	321	325	350	372	341
Production sold (mmboe)	159.5	154.1	152.3	159.1	625.1	150.1	152.2	147.0	162.1	611.4
Sales of natural gas to third parties (bcm)	26.20	16.11	14.97	22.35	79.63	23.41	16.31	15.49	23.54	78.75
Own consumption of natural gas (bcm)	1.47	1.61	1.50	1.55	6.13	1.39	1.48	1.62	1.59	6.08
Sales to third parties and own consumption (bcm)	27.67	17.72	16.47	23.90	85.76	24.80	17.79	17.11	25.13	84.83
Sales of natural gas of Eni’s affiliates (net to Eni) (bcm)	2.41	1.65	1.62	1.97	7.65	2.27	1.77	1.96	2.74	8.74
Total sales and own consumption of natural gas (bcm)	30.08	19.37	18.09	25.87	93.41	27.07	19.56	19.07	27.87	93.57
Volumes transported on behalf of third parties in Italy (bcm)	8.77	7.72	6.93	7.48	30.90	7.96	7.22	6.38	9.33	30.89
Electricity sales (TWh)	6.42	6.00	6.33	6.07	24.82	7.38	8.86	8.67	8.28	33.19
Sales of refined products (mmtonnes):	12.32	12.55	13.08	13.18	51.13	12.34	12.02	11.90	13.89	50.15
Retail sales in Italy	2.06	2.20	2.24	2.16	8.66	1.98	2.19	2.25	2.20	8.62
Wholesale sales in Italy	2.94	2.90	2.97	2.93	11.74	2.61	2.66	2.85	2.97	11.09
Retail sales outside Italy:	0.87	0.95	1.03	0.97	3.82	0.90	0.99	1.05	1.09	4.03
- Rest of Europe	0.87	0.95	1.03	0.97	3.82	0.90	0.99	1.05	1.09	4.03
- Africa and Brazil
Wholesale sales outside Italy	1.13	1.15	1.16	1.16	4.60	1.18	1.16	1.28	1.34	4.96
Other sales	5.32	5.35	5.68	5.96	22.31	5.67	5.02	4.47	6.29	21.45

Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
San Donato Milanese (MI) - Via Emilia, 1
San Donato Milanese (MI) - Piazza Ezio Vanoni, 1

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

Publications
Financial Statements prepared in accordance with
Legislative Decree No. 127 of April 9, 1991 (in Italian)
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Sustainability Report (in Italian and English)
Fact Book (in Italian and English)
Report on the First, the Second and the Third Quarter
(in Italian and English)
Report on the First Half (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half (in English)

Internet Home page: www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Opera
Cover: Grafica Internazionale - Rome - Italy
Layout and supervision: Korus Srl - Rome - Italy
Digital printing: Marchesi Grafiche Editoriali SpA - Rome
Printed on environment friendly paper: Fedrigoni Symbol
Freelife Satin and Freelife Vellum

Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it

00049

Contents

Contents

The massive Kashagan development project will demonstrate again Eni’s ability to deliver in spite of the complexity of tasks and the harshness of environmental conditions. Pictured on the cover is a floating production hub for collecting oil and natural gas from artificial, satellite islands. After an early stage treatment, oil is expected to be transported onshore for further purification and exportation.

Countries of activity

EUROPE
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, Faroe Islands, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom

CIS
Azerbaijan, Georgia, Kazakhstan, Russia, Turkmenistan

AFRICA
Algeria, Angola, Cameroon, Chad, Congo, Côte d’Ivoire, Egypt, Gabon, Libya, Mali, Morocco, Mozambique, Nigeria, Tunisia

MIDDLE EAST
Iran, Kuwait, Oman, Qatar, Saudi Arabia, the United Arab Emirates

CENTRAL ASIA
India, Pakistan

SOUTH EAST ASIA AND OCEANIA
Australia, China, East Timor, Indonesia, Malaysia, Papua-New Guinea, Singapore, Thailand

AMERICAS
Argentina, Brazil, Canada, Dominican Republic, Ecuador, Mexico, Peru, Trinidad & Tobago, the United States, Venezuela

3	Letter to Shareholders
6	Profile of the year
15	Business Review
16	• Exploration & Production
31	• Gas & Power
41	• Refining & Marketing
51	• Engineering & Construction
55	Group results for the year
61	Commitment to sustainable development and energy outlook
72	Financial Information
83	Frequently Used Terms
88	Directors and Officers
95	Investor Information

Eni SpA is the parent company of the Eni Group of companies. Unless otherwise stated, the text does not distinguish between the activities and operations of the parent company and those of its subsidiaries.

The Exploration & Production Division (E&P) includes oil and natural gas exploration, development and production mainly in Italy, the North Sea, North and West Africa, the Caspian Region, the Gulf of Mexico and Russia.
The Gas & Power Division (G&P) conducts gas marketing, supply, transport and distribution activities and power generation activity mainly in Europe.
The Refining & Marketing Division (R&M) includes refining and marketing of petroleum products mainly in Europe.
The Engineering & Construction Division (E&C) includes the execution of large offshore projects for the oil industry, mainly sub-sea pipe laying and construction of production platforms, FPSO units and relevant facilities, drilling services, and project engineering, procurement, construction and commissioning of plants and industrial complexes for the oil and petrochemical industries.

The term“shareholder” in this reportmeans, unless the context otherwise requires, investors in the equity capital of Eni SpA, both direct and/or indirect.

For definitions of certain financial and operating terms see “Frequently Used Terms” section.

“Eni in 2007” report comprises an extract of the description of the business, the management’s discussion and analysis of financial condition and results of operations and certain other company information from Eni’s Annual Report for the year ended December 31, 2007. It does not contain sufficient information to allow as full an understanding of financial results, operating performances and business developments of Eni as Eni 2007 Annual Report. It is not deemed to be filed or submitted with any Italian or US market or other regulatory authorities.
You may obtain a copy of “Eni in 2007” and “Eni 2007 Annual Report” on request, free of charge (see the request form on Eni’s web site – www.eni.it – under the section “Publications”).

"Eni in 2007" and "Eni 2007 Annual Report"may be downloaded from Eni’s web site under the section "Publications".

All financial data presented in this report is based on consolidated financial statements prepared in accordance with IFRS.

This report contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

As Eni shares, in the form of ADRs, are listed on the NewYork Stock Exchange (NYSE), an annual report on Form 20-F will be filed with theUS Securities and Exchange Commission in accordance with theUS Securities Exchange Act of 1934. When filed, hard copies may be obtained free of charge (see the request form on Eni’s web site – www.eni.it – under the section "Publications"). Eni discloses on its Annual Report on Form 20-F significant ways in which its corporate governance practices differ from those mandated for US companies under NYSE listing standards.

Eni shares are traded on the Italian Stock Exchange (Mercato Telematico Azionario) and on the New York Stock Exchange (NYSE) under the ticker symbol "E".

Contents

MISSION

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Contents

ENI IN 2007 / LETTER TO SHAREHOLDERS

To our Shareholders

Roberto Poli Chairman	Paolo Scaroni CEO and General Manager

2007 was another good year for Eni, in which we delivered excellent financial and operational results.
In accordance with our strategy and objectives, we pursued projects that will enable us to achieve sector leading growth and value creation. We completed a number of strategic and competitively-priced acquisitions and closed major agreements in our core areas, strengthening our position in key markets. We delivered solid results and distributed a total of euro 5.3 billion to our shareholders through dividends and share buy-backs.

Financial performance
Eni’s 2007 net profit was euro 10 billion. Adjusted net profit was euro 9.5 billion, a decrease of 9% compared to 2006 due to the significant appreciation of the euro against the US dollar (up 9.2%). Return on average capital employed was 19.3%.
Net cash generated from operating activities of euro 15.5 billion enabled us to finance euro 20.5 billion of investments. Of this, euro 10.6 billion was dedicated to organic growth projects, including exploration, and euro 9.9 billion to acquisitions. Our net debt to equity ratio was 0.38 at year end.
The results achieved in 2007 enable us to propose a dividend of euro 1.30 per share to our Annual Shareholders’ Meeting, of which euro 0.60 was paid as an interim dividend in October 2007. This represents an increase of 4% compared to 2006 (euro 1.25 per share), confirming the Company’s policy of distributing generous dividend flows to its shareholders.	Sustaining growth and shareholder return
Growth is at the centre of our strategy. We will achieve our short and long-term growth targets through the development of our portfolio of assets, including those acquired in 2007, and by strengthening our leadership role in the European gas market. Over the next four years, we will invest euro 49.8 billion, up 15% compared to our previous plan. More than two thirds of the increase refers to new capital projects which will drive the company’s short and long-term growth strategy. The projected free cash flow in 2011 will allow us to sustain the current level of dividends in real terms, even with a Brent scenario lower than 40 $/bl.

The Exploration & Production division delivered a cash flow from operations of euro 11.6 billion confirming the record level of 2006, despite the euro’s appreciation versus the US dollar, cost pressures and the adverse impact of disruptions and contingencies on production.
In 2007, the division’s adjusted net profit was euro 6.5 billion, down 10.8% compared to 2006.
Oil and gas production totalled 1,736 kboe/day, down 1.9% from 2006 with a price scenario of 72.5 $/bl (11% higher than 2006). At our forecast oil price of 55 $/bl, production would have been in line with 2006.
Our key priority in the E&P division remains the maximization of returns through production growth in the medium and long term, in the context of higher oil prices.

Contents

ENI IN 2007 / LETTER TO SHAREHOLDERS

Leveraging on the high quality of our portfolio and the integration of purchased assets, we target an average annual production increase of 4.5% in the 2008-2011 period and forecast an annual growth rate of approximately 3% in 2012-2014. In 2008, production will exceed 1.8 million boe/d, whilst in 2011 it will exceed 2.05 million boe/day based on Eni’s 55 $/bl Brent scenario.
In 2007, we added 5.1 billion barrels to our hydrocarbon resource base of 28 billion barrels through focused acquisitions and successful exploration. These resources will enable us to deliver our ambitious long-term production growth targets.

In 2007 we also reached an agreement on the key Kashagan project which reflects the evolution in market conditions and increases the project’s stability. The original PSA contract remains unchanged, ensuring that the value of the project remains very satisfactory for Eni.

We are progressing with the global expansion of our LNG business, which will enable us to monetize our substantial gas reserves. In 2007 we acquired a 13.6% stake in the Angola LNG Ltd Consortium, which is building an LNG plant with an annual capacity of 5.2 million tonnes. New LNG projects will increase liquefaction capacity to 11.3 billion cubic meters in 2011 and 18.8 billion cubic meters in 2014. LNG sales will grow from 11.7 billion cubic meters in 2007 to 14.5 in 2011, and will reach 25.8 in 2014.

In the Gas & Power division, we achieved excellent operating and financial results. Gas sales reached 99 billion cubic meters, an increase of 4% compared to 2006 if we exclude the weather impact. Adjusted net profit for the year rose by 2.6% to euro 2.9 billion, supported by a 17.6% increase in volume sold in the European markets to 24.35 bcm (excluding gas sold by E&P of 3.6 bcm), partially offset by decreasing supplies to Italian importers (down 3.43 bcm to 10.67 bcm) and on the Italian market (down 0.96 bcm to 56.13 bcm). Adjusted free cash flow rose by 10%, from euro 1.9 billion in 2006 to euro 2.1 billion, underpinning around 40% of Eni’s dividend.
Our strategy is based on further increasing our international sales, consolidating our domestic natural gas business, and effectively managing our regulated business. Eni can leverage on a unique portfolio of gas both equity and purchased under long term supply contracts, in-depth market	knowledge and a large customer base to further strengthen its market leadership. We target gas sales of 110 billion cubic meters in 2011, including E&P North Sea and USA equity gas production, and average international sales growth of 9% per year between 2008 and 2011.

Our Refining & Marketing division reported an adjusted net profit of euro 319 million. This was 49.3% lower than in 2006 due to a reduction in heavy sour crude discounts in the market, the appreciation of the euro against the dollar and a decline in the profitability of marketing activities as the rapid increase in international crude prices was not fully reflected in product sale prices.
Our strategy in R&M aims to significantly increase profitability along the whole of the value chain, targeting a euro 400 million EBIT increase by 2011 at 2007 scenario. In Refining, we will increase the conversion rate to 60% to achieve a middle distillate yield of 43% by 2011, partly thanks to new hydrocrakers in Sannazzaro and Taranto. On both these measures, we see further improvements following the start-up of EST in Sannazzaro in 2012. Furthermore, an efficiency programme targeting maintenance, energy consumption and general expenses will provide cost savings of around euro 130 million by 2011.
In Marketing, we aim to consolidate our leadership in Italy, improving the quality and the range of our offer with premium products, new loyalty programs and non oil formats. In Europe, we are focusing on those markets where we can leverage on scale, supply & logistic synergies and brand awareness.

In Engineering & Construction, adjusted net profit rose by 65% to euro 658 million, reflecting the strong competitive position held by Saipem and the favourable environment for engineering and construction activities. Saipem is planning to further expand the geographical reach and operational features of its world-class fleet to cope with rising demand for drilling equipment and oilfield services.

Our strategy in the Petrochemicals division, which reported an adjusted net profit of euro 57 million for 2007, is to improve efficiency and selectively develop those plants in areas of excellence (styrenes and elastomers) with competitive scale and a favourable geographic location.

Contents

ENI IN 2007 / LETTER TO SHAREHOLDERS

Eni’s efforts in the field of Research and Innovation are primarily aimed at reducing the costs of finding and recovering hydrocarbons, upgrading heavy oils, monetizing stranded gas and protecting the environment. Our significant research and innovation activities are coherent with our strategy, which posits technology as a key factor to increase our competitive advantage over the long term, promoting sustainable growth and profitable partnerships with producing countries.

We also raised our efficiency target by 50% to euro 1.5 billion in the 2006-2011 period, having already achieved a cost reduction of euro 500 million in 2006-2007.

Sustainable development
With regards to sustainable development, 2007 was a landmark year for Eni. We were selected to join the FTSE4Good and Dow Jones Sustainability World indices, the most prestigious stock-market indices in the world in the field of corporate social responsibility. The two indices select companies on the basis of their performance in environmental sustainability, research and innovation and on the quality of their relationship with shareholders, suppliers, employees and local communities.
For Eni, sustainable development is part of a broad process of identifying and implementing concrete actions to manage the complexities of a large, integrated energy company. Admission of the Eni share to worldwide sustainability indices confirm to us that managing a company in a responsible manner is rewarded by investors and stakeholders.
We will continue to promote the development of the communities in which we operate, to increase investment in research and innovation, and to focus on reducing greenhouse gas emissions from industrial processes.

In conclusion, 2007 was an excellent year for Eni.
As well as delivering impressive results, we have worked to create growth opportunities in all our businesses. We are confident that we will continue to deliver industry leading growth and generate value for our shareholders.

March 14, 2008

In representation of the Board of Directors

Chairman	Chief Executive Officer and General Manager

Contents

Contents

ENI IN 2007 / PROFILE OF THE YEAR

FINANCIAL HIGHLIGHTS	2005	2006	2007
(million euro, unless otherwise specified)
Net sales from operations		73,728	86,105	87,256
Operating profit		16,827	19,327	18,868
Adjusted operating profit		17,558	20,490	18,986
Eni's net profit		8,788	9,217	10,011
Eni's adjusted net profit		9,251	10,412	9,470
Net cash provided by operating activities		14,936	17,001	15,517
Capital and exploration expenditures		7,414	7,833	10,593
Acquisitions		146	95	9,909
Cash dividends to Eni shareholders		5,070	4,610	4,583
Common stock purchases (gross)		1,034	1,241	680
Research and development costs		204	222	208
Total assets at year end		83,850	88,312	101,460
Finance debt at year end		12,998	11,699	19,830
Shareholders’ equity including minority interest at year end		39,217	41,199	42,867
Net borrowings at year end		10,475	6,767	16,327
Net capital employed at year end		49,692	47,966	59,194
Return On Average Capital Employed (ROACE):
- reported	(%)	19.5	20.3	20.5
- adjusted	(%)	20.5	22.7	19.3
Leverage		0.27	0.16	0.38

Contents

ENI IN 2007 / PROFILE OF THE YEAR

SHAREHOLDER INFORMATION	2005	2006	2007

Eni's net profit:
- per ordinary share (a)	(euro)	2.34	2.49	2.73
- per ADR (b)	(US$)	5.81	6.26	7.49
Adjusted Eni's net profit:
- per ordinary share (a)	(euro)	2.46	2.81	2.58
- per ADR (b)	(US$)	6.12	7.07	7.07
Dividend:
- per ordinary share (c)	(euro)	1.10	1.25	1.30
- per ADR (b)	(US$)	2.74	3.14	3.56
Annual dividend per share growth	(%)	22.2	13.6	4.0
Pay-out	(%)	46	50	47
Dividend yield (d)	(%)	4.7	5.0	5.3
Total Shareholder Return (TSR)	(%)	35.3	14.8	3.2
Number of shares outstanding:
- at year end	(million)	3,727.3	3,680.4	3,656.8
- average (fully diluted)	(million)	3,763.4	3,701.3	3,669.2
Market capitalization (e)	(billion euro)	87.3	93.8	91.6
Market quotations for common stock on the Mercato Telematico Azionario (MTA - "Telematico")
High	(euro)	24.96	25.73	28.33
Low	(euro)	17.93	21.82	22.76
Average daily close	(euro)	21.60	23.83	25.10
Year-end close	(euro)	23.43	25.48	25.05
Market quotations for ADR on the New York Stock Exchange (f)
High	(US$)	151.35	67.69	78.29
Low	(US$)	118.50	54.65	60.22
Average daily close	(US$)	134.02	59.97	68.80
Year-end close	(US$)	139.46	67.28	72.43
Average daily traded volumes	(million of shares)	28.5	26.2	30.5
Value of traded volumes	(million euro)	620.7	619.1	773.1

(a)	Ratio of net profit and average number of shares outstanding in the year, assuming dilution. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(b)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.
(c)	Dividend per share pertaining to the year. This dividend is paid in two tranches. An interim dividend is paid in the same year, as approved by the Board; the balance to the full year dividend is paid in the following calendar year (after approval from the Annual Shareholders’ Meeting).
(d)	Ratio of dividend for the period and average price of Eni shares in December.
(e)	Number of outstanding shares by references price at year end.
(f)	Effective January 10, 2006 a 5:2 stock split was made.

Contents

ENI IN 2007 / PROFILE OF THE YEAR

The Eni share

Contents

ENI IN 2007 / PROFILE OF THE YEAR

VOLUMES SUMMARY	2005	2006	2007

Exploration & Production
Net proved reserves of hydrocarbons (at period end)	(mmboe)	6,837	6,436	6,370
- Liquids	(mmbbl)	3,773	3,481	3,219
- Natural gas	(bcf)	17.591	16.965	18.090
Average reserve life index	(year)	10.8	10.0	10.0
Daily production of hydrocarbons	(kboe/d)	1,737	1,770	1,736
- Liquids	(kbbl/d)	1,111	1,079	1,020
- Natural gas	(mmcf/d)	3,595	3,964	4,114
Gas & Power
Worldwide gas sales	(bcm)	94.21	98.10	98.96
of which: E&P sales (a)	(bcm)	4.51	4.69	5.39
LNG sales	(bcm)	7.0	9.9	11.7
Customers in Italy	(million)	6.02	6.54	6.61
Natural gas volumes transported in Italy	(bcm)	85.10	87.99	83.28
Electricity sold	(TWh)	27.56	31.03	33.19
Refining & Marketing
Refining throughputs on own account	(mmtonnes)	38.79	38.04	37.15
Refining conversion index	(%)	56	57	56
Refining balanced capacity	(kbbl/d)	701	711	748
Retail sales of petroleum products in Europe	(mmtonnes)	12.42	12.48	12.65
Service stations in Europe at period end	(units)	6,282	6,294	6,441
Average throughput of service stations in Europe	(kliters)	2,479	2,470	2,486
Engineering & Construction
Orders acquired	(euro million)	8,395	11,172	12,011
Order backlog at period end	(euro million)	10,122	13,191	15,390
Employees at period end	(units)	72,258	73,572	75,862

(a)	E&P sales include volumes marketed by the Exploration & Production division in Europe for 3.59 bcm and in the Gulf of Mexico for 1.8 bcm for the full year 2007 (4.07 and 0.62 bcm for the full year 2006 respectively). It also includes volumes marketed in Europe for 4.51 bcm for the full year 2005.

Contents

ENI IN 2007 / PROFILE OF THE YEAR

Eni at a glance

Eni is a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas.
Eni’s Exploration & Production business boasts strong competitive positions in a number of strategic oil and gas basins in the world, namely the Caspian Region, North and West Africa, Russia and the Gulf of Mexico.
A high-profile asset base, long-standing relationships with key host countries and an attractive pipeline of capital projects and investment opportunities will enable Eni to deliver above-peer growth and returns on both the short and the long-term. Our excellent track record of successfully bringing on stream core projects and integrating acquired assets underpin our ambitious production and reserve replacement targets to 2011 and beyond.

Eni’s Gas & Power activities comprise all phases of the gas value chain: supply, transport, distribution, marketing and LNG operations, resulting in a fully integrated business model. A large installed power generation capacity enables Eni to extract further value from gas, diversifying its commercial outlets. The main feature of the Gas & Power division is its ability to generate substantial earnings and cash flow, which have proven to be very resilient through the commodity price cycles. Eni is the market leader in the pan-European gas market owing to its competitive advantages granted by gas availability under long-term supply contracts and equity gas, access to infrastructure, long-term relationships with key producing countries, market knowledge and a wide portfolio of clients. These assets provide Eni with a solid platform for growth. Integration with upstream operations provides the Group with the ability to monetize its equity gas reserves and to pursue joint opportunities in the gas market.

Eni is leader in the refining business and in the marketing of refined products in Italy and holds solid positions in the marketing of refined products in selected European countries. Eni’s refining and marketing operations are efficiently integrated leveraging on an array of valuable logistic assets, so as to maximize cost efficiencies and deliver appreciable returns on capital employed. Vertical integration with upstream operations further strengthens the competitive position of the Refining & Marketing division.

Its strong presence in engineering and oilfield services provides Eni with the necessary competence and expertise, coupled with access to engineering skills and technologies, to design and execute world scale projects, representing a key element supporting Eni growth and innovation plans.

This business profile is excellent, underpinned by the Company’s diversity and operating and capital efficiency. The large cash-generative gas downstream business is unique among oil majors, acting as an earnings stabilizer through the commodity cycles, thus counterbalancing the

(million euro)	2006	2007

Adjusted net profit (including minority interest)	11,018	10,094
Net capital employed	47,966	59,194
Cash flow from operations	17,001	15,517

Contents

ENI IN 2007 / PROFILE OF THE YEAR

higher volatility of the upstream business. The same applies to the downstream oil business.
Eni’s key objectives are to deliver industry-leading growth and attractive shareholder returns over both the short and long-term.
Eni’s strategy is consistent with these goals and is based on the following pillars:
- Select the best capital and investment opportunities.
- Pursue capital and operating efficiency.
- Uphold a solid financial structure.
- Manage risks.
- Leverage research and innovation.
- Apply the highest principles of business conduct.
- Promote the sustainability of the business model.

Select the best capital and investment opportunities
The achievement of Eni’s growth targets is supported by a disciplined and selective approach when making investment decisions. Once an investment opportunity has been identified, it is carefully assessed based on our medium and long-term scenario for the macroeconomic environment and commodity prices. This scenario reflects our management’s view of the fundamentals underlying the expected trends for oil and products prices. The company selects and executes such capital projects able to generate attractive returns and deliver shareholders’ value. The same approach applies when acquiring a business or a corporation. Acquisitions go through a rigorous appraisal process to test whether a deal is accretive to shareholders’ value and their strategic rationale i.e. fit with our existing asset portfolio. Based on this approach, in 2007 we captured a number of upstream opportunities to strengthen our competitive position in legacy areas or to enter high-potential mineral basins.

Pursue capital and operating efficiency
Eni is committed to pursuing high levels of operating and capital efficiency. We attain this by applying industry best practices and effective management systems to all of our operations, building on core competencies and continuously updating and improving internal processes. We have step up efforts to streamline our organization by reducing decision-making levels and centralizing responsibilities over business supporting processes to reap economies of scale. Integration across our businesses enables Eni to both pursue joint opportunities in the marketplace and achieve synergies from the vertical and physical integration of our facilities, so as to maximize value and returns from our assets. We also	improve our profitability by implementing cost reduction initiatives, enhancing product margins by promoting customer-oriented business policies and leveraging long-standing relationships with key suppliers and partners to obtain competitive contractual conditions.
Our effective approach to run the business has enabled us to deliver solid financial performances and shareholders’ value over the years.

Uphold a solid financial structure
Eni has constantly upheld a healthy financial structure targeting an optimal mix between net borrowings and shareholders’ equity. Eni has been assigned high credit ratings by Standard & Poor’s (AA - negative outlook) and Moody’s (Aa2) reflecting Eni’s ability to generate strong operating cash flows also in a low oil price environment, disciplined approach to investments, capital efficiency and business strategy. We retain a sufficient degree of financial flexibility to pursue investment opportunities in the marketplace. Management’s commitment on preserving a solid financial structure has not prevented us from returning large amounts of cash to our shareholders via our dividend distribution policy and flexible share repurchase programme.

Manage risks
Eni has developed policies aiming at effectively detecting, assessing and managing risks in order to minimize their impact on the company’s value. Our primary sources of risk are the nature and scope of our operations, the trading environment and the geographic diversity of the business. We have adopted proven management systems

Contents

ENI IN 2007 / PROFILE OF THE YEAR

to achieve the highest operating standards to preserve the environment and protect health and safety of our workers, third parties and the communities involved by our activity, ensuring at the same time compliance with all applicable laws and regulations. Our integrated HSE management system encompasses a full cycle of planning, executing, controlling and evaluating HSE performances of our operations so as to foster a continuing learning process to minimize risks. Risks deriving from the trading environment, including risks from the exposure to movements in commodity prices, interest rates and foreign currency exchange rates, are managed in order to achieve a tolerable level of exposure to potential losses in earnings or assets’ value in accordance with our conservative financial policies. Being a global energy company exposes us to unfavorable socio-political developments in many of our countries of operations. While we acknowledge that certain risks are unavoidable, we are deeply convinced that the achievement of profitable operations is supported by constructive relationships with host countries and their communities.

Leverage research and innovation
Meeting global energy needs requires us to develop new technologies designed to create sustainable competitive advantages. We have consistently invested significant amounts of resources in excess of euro 0.2 billion per year for many years to date and we plan to step up our R&D efforts in the future by investing approximately euro 1.7 billion in the next four years. We have successfully developed incremental innovations supporting our businesses’ competitive positions, while at the same time we have continued to make progress on our potentially break-through technologies intended to monetize massive worldwide availability of stranded gas, and high-sulphur content and non-conventional crude oils.
Over a long-term perspective, we believe that our commitment in the fields of solar energy, reduction of GHG emissions and bio-fuels could potentially result in huge rewards for the company.

Apply the highest principles of business conduct
The company has long recognized and upheld high business standards in managing the Group’s activity on the belief that they are an essential prerequisite for success. These standards are set in our Code of Ethics which is designed to provide all Eni’s employees with guidelines for appropriate business conduct. Corporate governance, business integrity, honesty, accountability,	internal control and respect for human rights are the standards underpinning Eni’s global reputation and ability to create shareholders’ value.

Promote the sustainability of the business model
Sustainable development is at the heart of Eni’s priorities. We wish to make a positive contribution to social and economic development wherever we operate, strengthen the value of our intangible assets and keep the trust of our stakeholders. To attain all these things, we have integrated sustainability targets and actions into our management, planning and development processes. We are committed to empowering our people, preserving the environment, running our operations in a safe and reliable manner, contributing to local development and increasing expenditures in research and innovation. Financial markets have acknowledged the quality of our social performance as witnessed by the Company being selected in 2007 to join the FTSE4Good and Dow Jones Sustainability indexes.

DELIVERING ON GROWTH AND SHAREHOLDERS’ VALUE
Our track record of delivered results demonstrates that we have consistently created value for our shareholders, while growing our Company. Since 2000, we have returned to shareholders approximately euro 32 billion through dividends and repurchase of own shares. Of that, approximately 80% has been distributed to shareholders via dividends. Unit dividends have been increased on average by 17% per annum over this period. Investors’ returns have been supported also by means of our flexible share repurchase program. At 2007 year end we have spent euro 6.2 billion on share repurchases, representing approximately 84% of the plafond authorized by the Shareholders’ Meeting. The number of shares outstanding has been reduced by approximately 9%, increasing earnings per share by a corresponding amount. During the same period, we invested approximately euro 62 billion in capital and exploratory projects in order to fuel organic growth and we spent euro 25 billion to capture opportunities in the marketplace by closing a number of acquisitions that fitted our asset portfolio and growth strategies. Particularly, in 2007 alone we invested euro 9.9 billion on value-creating competitively-priced acquisitions that added approximately 4 billion barrels to our large resource base. From the beginning of the century, we have achieved a 46% increase in oil and gas production (or a compound annual growth rate of approximately 5.6%), while our gas sales have grown by approximately 43%

Contents

ENI IN 2007 / PROFILE OF THE YEAR

(5.2% per year). Meanwhile, we have managed to maintain a healthy balance sheet due to our impressive cash flow generation, amounting to euro 100 billion over the period; a further euro 9.7 billion was generated by divesting non strategic assets and businesses.
Over the next four years, Eni will implement the largest capital expenditure program in its history by investing euro 49.8 billion in its businesses to support continued organic growth, also beyond 2011. The ability to	generate robust cash flow from operations will enable Eni to fund its capital expenditure plans and to sustain the distribution of an attractive flow of dividends to shareholders, also assuming a low cycle for oil prices. Specifically, management expects that the projected free cash flow in 2011 will allow us to sustain the current level of dividends in real terms, even with a Brent scenario lower than 40 $/bl.

Contents

Contents

Libya - Mellitah treatment plant. The Western Libyan Gas Project is the first major project to valorize the natural gas produced in Libya through export to and marketing in Europe. Production from Bahr Essalam and Wafa fields is processed at the onshore Mellitah plant.

Key performance indicators	2005	2006	2007

Net sales from operations (a)	(million euro)	22,531	27,173	27,278
Operating profit		12,592	15,580	13,788
Adjusted operating profit		12,903	15,763	14,051
Adjusted net profit		6,186	7,279	6,491
Capital expenditures		4,965	5,203	6,625
of which: exploratory expenditures (b)		656	1,348	1,659
Adjusted capital employed, net at year end		20,206	18,590	24,643
Adjusted ROACE	(%)	32.4	37.5	30.0
Average realizations
- Liquids	($/bbl)	49.09	60.09	67.70
- Natural gas	($/mmcf)	4.49	5.29	5.42
- Total hydrocarbons	($/boe)	41.06	48.87	53.17
Production (c)
- Liquids	(kbbl/d)	1,111	1,079	1,020
- Natural gas	(mmcf/d)	3,595	3,964	4,114
- Total hydrocarbons	(kboe/d)	1,737	1,770	1,736
Net proved reserves (c) (d)
- Liquids	(mmbbl)	3,773	3,481	3,219
- Natural gas	(bcf)	17,591	16,965	18,090
- Total hydrocarbons	(mmboe)	6,837	6,436	6,370
Reserve life index	(year)	10.8	10.0	10.0
Reserve replacement ratio all sources (SEC criteria)	(%)	43	38	38
Reserve replacement ratio all sources including equity-accounted entities (d)	(%)	40	38	90
Employees at year end	(units)	8,030	8,336	9,334

(a)	Before elimination of intragroup sales.
(b)	Includes exploration bonuses.
(c)	Includes Eni's share of equity-accounted entities.
(d)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and partecipated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies so as to dilute Eni's interest to 30%. Reserves of the 20% partecipated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

2007 HIGHLIGHTS

Agreement on the Kashagan project
In January 2008, we reached an agreement with our Kazakh partners regarding our flagship Kashagan project. The agreement establishes a renewed economic equilibrium of the contract in consideration of changed market conditions and provides stability for the project execution.

Agreements in Venezuela
In February 2008, we settled a dispute regarding the expropriation of the Dación oilfield on satisfactory terms.

We renewed our partnership with PDVSA by signing a deal for the potential development of a promising area in the Orinoco oil belt.

Portfolio developments
In the year we successfully executed a number of strategic acquisitions and deals that strengthen our competitive position:
- Acquired oil and gas assets in the Gulf of Mexico and onshore Congo.
- Purchased in partnership with Enel (Eni 60%, Enel 40%) a 100% interest in three Russian gas companies.
- Signed a major agreement in Libya for the extension of Eni’s mineral rights and the launch of gas and exploration projects.
- Successfully completed a recommended cash offer to acquire the entire issued share capital of the UK-based oil company Burren Energy Plc in January 2008.
- Signed a gas sale agreement for the development of gas reserves at the cooperated Karachaganak field.
- Acquired a 13.6% stake in Angola LNG Ltd Consortium responsible for the construction of an LNG plant.
- Acquired a 70% interest in the Nikaitchuq oilfield in Alaska.
- Awarded 26 new exploration licenses in the Gulf of Mexico.
- Signed an agreement regarding Block 403 (Eni’s interest 50%) in Algeria.

2007 Performance
Adjusted net profit for the year was euro 6,491 million, down 10.8% from 2006, due to a lower operating performance impacted by the appreciation of the euro over the dollar, rising costs and lower production volumes sold.

The Exploration & Production operations delivered a record cash flow amounting to approximately $16 billion.

Return on average capital employed calculated on an adjusted basis was 30% in 2007, lower than in 2006 (37.5%).

Average liquids and gas realizations increased in dollar terms by 8.8% from 2006 due to slightly higher oil realizations as compared to the marker Brent as a consequence of a reduction in sour crude discounts in the market place.

Oil and natural gas production for the full year averaged 1.736 mmboe/d, down by 1.9% compared with 2006, as production performance was impacted by mature field declines, price impacts in certain Production Sharing Agreements (PSAs), as well as disruptions and unplanned events. Partially offsetting these effects was the benefit of the acquired assets in the Gulf of Mexico and Congo as well as the organic growth achieved in Libya, Egypt and Kazakhstan.
Resource base additions amounted to 5.1 bbbl driven by the contribution of acquired assets and successful exploration. Eni’s resource base now stands at 28 bbbl.

Net proved reserves at December 31, 2007 were 6.37 bboe, down 1% from 2006. Additions for the year, including acquisitions, enabled the Company to replace 90% of production, notwithstanding the significant impact of year-end price/cost effects associated with the Brent reference price of $96.02 per barrel.

Development expenditures amounted to euro 4,788 million (up 32% from 2006) and mainly regarded development projects in Kazakhstan, Angola, Egypt, Italy and Congo.

In 2007, exploration expenditures amounted to euro 1,659 million (up 23% from 2006) to execute a very extensive campaign in well established areas of presence. A total of 81 new exploratory wells were completed (43.5 of which represented Eni’s share) in addition to 28 exploratory wells in progress at year end. The overall commercial success rate was 40% (38% net to Eni).

New exploratory acreage was added with an extension of 26,000 square kilometers (net to Eni, 95% operated).

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

Algeria. The principal producing fields operated by Eni are located in the Bir Rebaa area in the South-Eastern desert.

STRATEGIES

Eni’s Exploration & Production business boasts strong competitive positions in a number of strategic oil and gas basins in the world, namely the Caspian Region, North and West Africa, Russia and the Gulf of Mexico. A high-profile asset base, long-standing relationships with key host countries and an attractive pipeline of capital projects and investment opportunities will enable Eni to deliver above-peer growth and returns on both the short and the long-term. Our excellent track record of successfully bringing on stream core projects and integrating acquired assets underpins our ambitious production and reserve replacement targets to 2011 and beyond. Consistent with this goal, strategic guidelines for the Exploration & Production division have remained basically unchanged in the years, as follows:

  Maintain strong production growth;

  Ensure medium to long-term business sustainability by focusing on reserve replacement;

  Develop new projects to fuel future growth; and

  Develop the LNG business.

In order to carry out these strategies, over the next four years Eni intends to invest approximately euro 29.8 billion to fund organic growth and exploration initiatives. Further euro 3.7 billion will be spent to upgrade our natural gas storage sites in Italy, build transport infrastructures and execute LNG projects through equity-accounted entities.

Maintain strong production growth
Eni’s strategy focuses on delivering production growth with improving returns. To achieve this, we leverage on the quality of our asset portfolio and strong pipeline of capital projects. We concentrate our efforts and involvement in some of the world’s fastest-growing oil and gas regions where we hold solid market positions and established relationships with host countries. We manage the decline of our mature fields by applying the most cost-effective technologies and operations management systems to maximize the commercial recovery of hydrocarbons. This strategy is underpinned by a focused exploration programme aiming at supporting the replacement of produced reserve in our legacy countries as well as to find hydrocarbons in new promising areas.

Our global oil and gas operations are conducted in 36 countries, including Italy, Egypt, Libya, Algeria, the UK, Norway, Angola, Congo, Nigeria, the US, Kazakhstan and Russia. In 2007, we upgraded our asset base by completing	a number of strategic, competitively-priced acquisitions and securing major deals in our core countries of presence. Our assets are well balanced between mature producing fields and fields that are at the early stages of their producing cycles with significant opportunities for growth. Mature areas include mainland and offshore Italy, the North Sea and certain basins in Egypt and Libya. Our main drivers for future growth are oil reserves located in the Caspian Sea, Angola, Congo and Alaska, and gas reserves in Libya, Russia, the Nile Delta and Nigeria.
Development of new reserves and management of mature fields require a significant amounts of capital expenditures. Eni continually invests to execute projects, increase resource recovery, maximize profitability, and extend long-life field. In 2007, Eni invested euro 4.8 billion on developing activities. In the next four years, the Company plans to invest approximately euro 25.1 billion evenly allocated among projects designed to counteract mature field declines, projects to fuel growth over the medium-term and long-term growth projects.

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

CAPTURING PORTFOLIO OPPORTUNITIES IN THE MARKET PLACE
In 2007 we captured a number of opportunities to strengthen our asset portfolio, positioning the company to deliver growth and value over the coming years. We invested approximately euro 9 billion on the execution of a number of strategic competitively-priced acquisitions in our legacy countries and in new areas. Acquired assets enabled the Company to add 4 bbbl to its resource base, contributing to increase its diversity. The acquired production amounted to 46 kboe/d in 2007 and will rise to approximately 190 kboe/d by 2011. Moreover, we secured a number of deals, enhancing our competitive position in key markets.
Russia: We purchased in partnership with Enel (Eni 60%, Enel 40%) a 100% interest in OAO Arctic Gas Company, ZAO Urengoil Inc, OAO Neftegaztechnologia as part of the liquidation procedure of bankrupt Russian company Yukos. The acquired entities are engaged in exploration and development of large predominantly gas reserves, amounting to approximately 2.5 bboe of resources net to Eni. This amount was determined according to a 30% interest assuming that Gazprom exercises its call option to acquire a 51% stake in the three companies. Eni plans to start production in 2010 and to achieve a production plateau of 150 kboe/d net to Eni in 2016. Through the same transaction Eni also purchased a 20% stake in the oil and gas company OAO Gazprom Neft. Eni granted Gazprom a call option to purchase the 20% stake in OAO Gazprom Neft. The cash consideration for these transactions amounted to euro 3.73 billion net to Eni.

Gulf of Mexico: Eni acquired exploration and production properties from the US company Dominion Resources for a cash consideration of euro 3.5 billion. This transaction enabled the Company to gain exposure to a less risky country. Acquired properties, 60% of which operated, brought in an incremental production of 75 kboe/d and additions of 222 mmboe to Eni’s proved and probable reserves at an average purchase cost of $18.4 per boe. Leveraging on this acquisition, Eni expects to raise its production in the region to the level of 100 kboe/d by 2008. Further value will be delivered as we capture synergies by integrating the acquired assets.
Eni was also awarded 26 new exploration licenses in this area, following an international bid procedure. The new acreage is estimated to have a significant mineral potential and is located near to Eni’s production facilities.

Congo: Eni finalized the purchase of proved and unproved oil and gas properties onshore Congo from the French company Maurel & Prom for a cash consideration of approximately euro 1 billion. Acquired properties brought in an incremental production of 17 kboe/d and additions of 112 mmboe to Eni’s proved and probable reserves at an average purchase cost of $10.7 per boe. Acquired assets include the giant oilfield of M’Boundi. Eni plans to

Val d’Agri field Southern Italy. Producing since 1999, Val d’Agri exemplifies a long-life field within Eni’s asset portfolio. In 2007 this field produced 65 kboe/d net to Eni on average, and is expected to deliver a solid production plateau over the next several years thanks to continued development.

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

Australia. Darwin LNG liquefaction plant with a capacity of 3.5 mmtonnes/y.

extract value from this field by applying its advanced technology to enhance the recovery factor of reserves and monetize associated gas through electricity generation in accordance with an agreement signed with relevant Congolese authorities. Leveraging on this initiatives, Eni targets a production level of approximately 135 kboe/d by 2010 in this country, up from the current level of 69 kboe/d.

United Kingdom: Acquisition of Burren Energy: In January 2008 we closed the acquisition of the UK-based oil company Burren Energy Plc through a recommended cash offer announced in November 2007. Total cash consideration is expected to amount to approximately euro 2.4 billion and approximately 29 kbbl/d will be added to Eni’s production in 2008. Acquired proved and probable reserves are estimated to be approximately 214 mmboe at an average purchase cost of $13.5 per boe. This acquisition enables Eni to further strengthen its position in Congo where Burren partners Eni in the M’Boundi field. Moreover, Eni enters Turkmenistan which is a new high potential area for the oil industry. Acquired assets also include a number of exploration licenses in Egypt, Yemen and India.

Angola: We purchased a 13.6% stake in the Angola LNG Ltd Consortium responsible for the construction of an LNG plant. It will be designed with a processing capacity of 1 bcf/d of natural gas and produce 5.2 mmtonnes per year of LNG and related products. This project represents a major step toward building a global LNG position and will enable the Company to fully monetize its stranded gas reserves and volumes of flared gas leveraging on our unique integrated gas value chain. In fact, liquefied gas will be treated at the Pascagoula plant in Mississippi, where we have a capacity entitlement corresponding to 5.6 bcm/y, and then marketed in the US.

Alaska: We acquired a 70% interest in the Nikaitchuq oilfield in Alaska, in which Eni reached both the 100% ownership	and the operatorship. Production start-up is expected by end of 2009 as the project was sanctioned early in 2008.

Venezuela: On February 15, 2008 we reached a final settlement of the dispute regarding the expropriation of the Dación field which took place on April 1, 2006. Under the terms of the settlement, Eni will receive cash compensation in line with the carrying value of the expropriated asset.
On the back of improving cooperation with our Venezuelan partners, we signed a strategic agreement with the Venezuelan State oil company PDVSA for the development of the Junin Block 5 located in the Orinoco oil belt. This block, covering a gross acreage of 670 square kilometers, holds a resource potential estimated to be in excess of 2.5 bbbl of heavy oil. Once relevant studies have been performed and a development plan defined, a joint venture between PDVSA (60%) and Eni (40%) will be established to execute the project. Eni intends to contribute its experience and leading EST (Eni Slurry Technology) technology to the project in order to maximize the value of the heavy oil.

Libya: We signed a major agreement with our Libyan partner NOC, the Libyan National Oil Corporation. The agreement defined for the extension of Eni’s mineral rights in Libya, oil properties until 2042 and for gas properties until 2047, and the launch of large projects aiming at monetizing substantial gas reserves and overhauling offshore exploration activities. Specifically, it is planned that more gas will be produced at our operated fields and marketed on the European market through an upgrading of the GreenStream pipeline of 106 bcf/y. Also a full scale LNG plant is expected to be constructed. This deal further strengthens our competitive position in Libya and will enable us to efficiently develop our long-life fields over the long-term through the application of our advanced technologies for maximizing the recovery factor.

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

Kazakhstan: The consortium conducting operations at the Karachaganak field, cooperator by Eni with a 32.5% stake, signed a gas sale agreement with KazRosGaz, a joint venture established by the Kazakh and Russian companies KazMunaiGaz and Gazprom. This agreement lays the foundations for the development of gas reserves that are estimated to amount to approximately 2 bboe of recoverable reserves.

Algeria: We closed an agreement to extend the development and production licence for oilfields in Block 403 (Eni’s interest 50%) with Sonatrach. In 2007 production from this block represented approximately 14% of Eni’s total production in the country.

THE KASHAGAN AGREEMENT
On January 14, 2008, all parties to the North Caspian Sea Production Sharing Agreement (NCSPSA) Consortium and the Kazakh authorities reached an agreement that establishes a renewed economic equilibrium of the Kashagan project in consideration of changed market conditions and sets the stage for the finalization of the first development phase of the field which will continue to play a major role in our future.
The material terms of the agreement are:
(i) the proportional dilution of the participating interest of all the international members of the Kashagan Consortium allowing the national Kazakh company KazMunaiGas’ stake to increase matching that of the four major shareholders at 16.81%, effective January 1, 2008. The Kazakh partner will pay to the other co-venturers an aggregate amount of $1.78 billion;
(ii) a value transfer package to be implemented through changes to the terms of the NCSPSA, the amount of which will vary in proportion to future levels of oil prices. This amount will not be included in expenditures recoverable through the cost oil. Eni is expected to fund this payment according to its new participating interest in the project;	(iii) an increased role of the Kazakh partner in operations and a new operating and governance model which will entail a greater involvement of the major international partners.
The original PSA contract remains unchanged and the expected value of the project to Eni remains satisfactory. Eni will retain full responsibility for executing the first development phase of the project. This has been a transformational experience for the Company and we will continue to gain valuable know-how as we complete the execution of the first development phase that posed big technological challenges and complexities.

PRODUCTION: 2007 AND OUTLOOK
Oil and natural gas production for the year averaged 1.736 mmboe/d, down by 1.9% compared with 2006.
Production performance was impacted by mature field declines, price impacts in certain Production Sharing Agreements (PSAs), disruptions and unplanned events in Nigeria, the North Sea and Venezuela. Partially offsetting these effects was the benefit of the acquired assets in the Gulf of Mexico and Congo as well as the organic growth achieved in Libya, Egypt and Kazakhstan. The production of liquids and natural gas was in line with 2006 under the assumption of Brent crude oil prices at $55 per barrel in determining volume entitlements in certain PSAs.
During the year, we achieved a number of field start-ups: (i) in the Gulf of Mexico we started the San Jacinto (Eni’s interest 53.3%), Q (Eni’s interest 50%) and Spiderman (Eni’s interest 36.7%) fields that we acquired in the year. A production plateau of 25 kboe/d has already been achieved; (ii) offshore Angola, the Marimba field (Eni’s interest 20%) is expected to peak at 7 kboe/d net to Eni in 2008; (iii) in the North Sea, the Blane (Eni’s interest 18%) and West Franklin (Eni’s interest 21.87%) fields with a peak production of 4 kboe/d each net to Eni.

Despite a challenging year, we are poised to resume strong production growth leveraging on the integration of the

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

assets that we acquired in 2007 and our pipeline of projects. By 2011, we expect to achieve a production level in excess of 2.05 mmboe/d, corresponding to an average annual growth rate of 4.5% over the 2007-2011 four-year period. Beyond 2011, we project an approximately 3% annual growth rate until 2014. These targets are based on our assumptions for Brent oil prices ranging from $64 per barrel in 2008 to $55 in 2011 (averaging $58 per barrel in the next four years) and on a long-term price scenario of $50 per barrel in real terms 2011. However, we expect to deliver a solid production growth also in a high oil price environment. In fact, at $90 per barrel the Company will still manage to grow at 3.6% per annum.
The main drivers of our future growth will be:
• Project start-ups, particularly Russia, Angola, Kazakhstan	and Alaska. Certain projects are currently being executed; others are in the appraisal phase or waiting for sanctioning;
• Extension of our long life fields including Karachaganak in Kazakhstan, the Western Libyan Gas project, Val d’Agri in Italy, Forcados in Nigeria, M’Boundi in Congo, and, in perspective, Kashagan;
• Monetization of stranded gas reserves trough LNG projects, mainly in Nigeria, Egypt, Angola and, in the long-term, Libya.
Actual production volumes will vary from year to year due to the timing of individual project start-ups, operational outages, reservoir performance, regulatory changes, asset sales, severe weather events, price effects under production sharing contracts, and other factors.

Production of oil and natural gas (a) (b)
Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Change
(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	Ch.	%
2005	2006	2007	2007 vs 2006

Italy	86	1,002.9	261	79	911.4	238	75	789.7	212	(26)	(10.9)
North Africa	308	988.8	480	329	1,299.1	555	337	1,474.2	594	39	7.0
Egypt	90	706.3	213	85	813.4	227	97	811.2	238	11	4.8
Libya	120	254.3	164	144	452.1	222	142	629.6	252	30	13.5
Algeria	86	14.1	88	88	19.4	91	85	18.8	88	(3)	(3.3)
Tunisia	12	14.1	15	12	14.2	15	13	14.6	16	1	6.7
West Africa	310	190.7	343	322	281.7	372	280	274.2	327	(45)	(12.1)
Nigeria	123	165.9	152	106	247.8	149	81	237.7	122	(27)	(18.1)
Angola	122	17.7	124	151	24.1	156	132	25.1	136	(20)	(12.8)
Congo	65	7.1	67	65	9.8	67	67	11.4	69	2	3.0
North Sea	179	600.4	283	178	597.0	282	157	594.7	261	(21)	(7.4)
Norway	96	243.7	138	98	245.2	140	90	271.1	137	(3)	(2.1)
United Kingdom	83	356.7	145	80	351.8	142	67	323.6	124	(18)	(12.7)
Caspian Area	64	222.5	102	64	227.6	103	70	237.9	112	9	8.7
Rest of world	164	589.8	268	107	647.4	220	101	743.2	230	10	4.5
Australia	21	3.5	22	18	47.9	26	11	41.5	18	(8)	(30.8)
China	7		7	6	9.4	8	6	11.0	8		..
Croatia		42.4	7		66.8	12		52.5	9	(3)	(25.0)
Ecuador	17		17	15		15	16		16	1	6.7
Indonesia	3	137.7	27	2	118.1	23	2	105.4	20	(3)	(13.0)
Iran	35		35	29		29	26		26	(3)	(10.3)
Pakistan	1	275.5	49	1	289.2	51	1	292.5	52	1	2.0
Russia							2		2	2	..
United States	19	74.2	33	21	64.3	32	37	181.4	69	37	..
Trinidad & Tobago		56.5	10		51.7	9		58.9	10	1	11.1
Venezuela	61		61	15		15				(15)	..
Total	1,111	3,595.1	1,737	1,079	3,964.2	1,770	1,020	4,113.9	1,736	(34)	(1.9)

(a)	Includes own consumption of natural gas (296, 286, 247 mmcf/d, in 2007, 2006 and 2005 respectively).
(b)	Includes Eni's share of production of equity-accounted entities.

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

Ensure medium to long-term business sustainability by focusing on reserve replacement

Eni intends to pay special attention to reserve replacement in order to ensure the medium to long-term sustainability of its business. We will pursue this goal by:
• Optimizing our portfolio of development properties by focusing on core areas, seeking new strategic opportunities and divesting marginal assets;
• Searching for new exploration opportunities targeting a sound balance between high risk/high reward initiatives and established/mature projects.

We believe that our portfolio of exploration acreage and development properties is well diversified and presents a sound risk profile. As of December 31, 2007, Eni’s mineral right portfolio consisted of 1,220 exclusive or shared rights for exploration and development in 36 countries on five continents for a total net acreage of 394,490 square kilometers (385,219 at December 31, 2006). Of these 37,642 square kilometers regarded development properties (48,273 at December 31, 2006). In 2007 we acquired new acreage for an extension of approximately 26,000 square kilometers (95% operated), particularly in Congo, Norway, Nigeria, Pakistan, the UK, the Gulf of Mexico and Alaska. Over the last four years, we have renewed approximately 70% of our exploration acreage.	In the medium term, we are committed to fully replacing produced reserves under our oil prices assumptions. Our reserve replacement ratio will be supported by the contribution of acquired assets and the high mineral potential of our legacy assets located in core areas such as the Caspian Sea, West and North Africa and the North Sea.

GROWING THE RESOURCE BASE
In 2007 we added approximately 5.1 bboe to our resource base that now stands at 28 bboe assuming our long-term Brent price scenario. The acquisitions executed in the year contributed with 4 bboe. Successful exploration brought in a further 1.1 bboe.

Net proved reserves at December 31, 2007 amounted to 6.37 bboe, down 1% from December 31, 2006, representing 10 years of remaining production. Proved reserves were determined by applying a year-end Brent price of $96.02 per barrel, resulting in a significant adverse impact on reserve entitlements in our PSA schemes. Reserves comprised 30% of quantities of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies. The all sources reserve replacement ratio was 90%. Eni’s reserve replacement ratio calculated according to SEC criteria was 38% including only reserve additions of consolidated subsidiaries.

The FPSO unit operating the Kizomba B oilfields offshore Angola. Development of our resources in this country will be a key driver of our medium and long-term growth.

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

Net proved reserves pro-forma
Consolidated subsidiaries

Italy	North Africa	West Africa	North Sea	Caspian Area (a)	Rest of world	Total consolidated subsidiaries	Equity- accounted entities	Total

2005
Liquids	(mmbbl)	228	961	936	433	778	412	3,748	25	3,773
Natural gas	(bcf)	3,676	6,117	1,965	1,864	1,774	2,105	17,501	90	17,591
Hydrocarbons	(mmboe)	868	2,026	1,279	758	1,087	778	6,796	41	6,837
2006
Liquids	(mmbbl)	215	982	786	386	893	195	3,457	24	3,481
Natural gas	(bcf)	3,391	5,946	1,927	1,697	1,874	2,062	16,897	68	16,965
Hydrocarbons	(mmboe)	805	2,018	1,122	682	1,219	554	6,400	36	6,436
2007 (b)
Liquids	(mmbbl)	215	878	725	345	753	211	3,127	92	3,219
Natural gas	(bcf)	3,057	5,751	2,122	1,558	1,770	2,291	16,549	1,541	18,090
Hydrocarbons	(mmboe)	747	1,879	1,095	617	1,061	611	6,010	360	6,370

The conversion rate of natural gas from cubic feet to boe is 1,000 cubic feet = 0.1742 barrels of oil.
(a)	Eni’s proved reserves of the Kashagan field were determined based on Eni’s working interest of 18.52% as of December 31, 2007. As part of the agreements defined with the Kazakh Republic, the change of Eni’s interest to 16.81% in 2008 will determine a decrease of approximately 50 mmbbl in Eni’s estimated net proved reserves of the Kashagan field with respect to December 31, 2007.
(b)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom. Eni’s estimated proved reserves would be 6,678 mmboe including the proved reserves of three Russian gas companies on the basis of Eni’s current 60% interest.

Angola - Block 14. Development of Benguela-Belize/Lobito-Tomboco is still ongoing aimed at a production peak of 160 kbbl/d (20% net to Eni) in 2009.

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

EXPLORATION
Exploration activities will play a crucial role in enlarging Eni’s resource base in order to fuel new production, and in securing access to new opportunities. In light of this, management will devote a great deal of focus and effort to exploration. In 2007, Eni exploration expenditures amounted to euro 1,659 million (up 23% from 2006) to execute a very extensive campaign in well established areas of presence. A total of 81 new exploratory wells were drilled (43.5 of which represented Eni’s share), in addition to 28 exploratory wells in progress at year-end. The overall commercial success rate was 40% (38% net to Eni). The main discoveries were made in: Angola, Brazil, Congo, Egypt, Indonesia, Nigeria, Norway, Pakistan, the United Kingdom, the Gulf of Mexico and Alaska.
Between 2004 and 2007, exploration reserves were approximately 810 mmboe on yearly average for a cumulative amount of 3.24 bboe, higher than our cumulative production over the same period.
Positive contributions came from both legacy countries such as Nigeria, Angola, Egypt and Kazakhstan and new	frontier areas such as the Barents Sea and the ultra-deep waters of the Gulf of Mexico.
In the next four years, management plans to invest a cumulative euro 4.7 billion in exploratory projects. The cornerstones of Eni’s exploration strategy are:
• to concentrate resources in core areas: approximately 70% of planned expenditures will be directed to 10 countries;
• to conduct activities in recently acquired areas with high risk/high reward opportunities;
• to optimize our exploration portfolio;
• to selectively assess opportunities to enhance the competitiveness of Eni’s full-cycle production costs.
Management intends to concentrate investments in well established areas of presence where availability of production facilities, existing competencies and long-term relationships with host countries will enable Eni to readily put in production discovered resources, reducing the time to market and capturing synergies. On the other hand, Eni expects to selectively pursue high risk/high reward opportunities arising from expansion in areas with high mineral potential.

Develop new projects to fuel future growth
Eni has a strong pipeline of development projects that will fuel the medium and long-term growth of its oil and gas production. Adding to the Company’s asset base is our large presence in giant projects. We are currently present in 30 of these projects, half of which operated. These fields will underpin our future production growth. By 2014, we expect that more than 1 mmboe/d of production will flow from our giant fields.
Eni also expects an evolution in the type of oil and gas	resources from which it will be producing and in the physical conditions in which it will be operating. Many new developments will be located in more challenging environments, continuing to require innovations in technology. Overall, start-ups expected in future years will add approximately 320 kboe/d to 2014 production. New production will come from both legacy countries and new regions as well as from mature basins and new high potential ones.

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

MAIN START-UPS 2008-2011	Year	w. i.	Operatorship	Peak 100%
Algeria
Rom Integrated	2010		X	20 kboe/d
Angola
Mondo	2008	20%		100 kboe/d
Saxi-Batuque	2008	20%		100 kboe/d
Australia
Blacktip	2009	100%	X	14 kboe/d
Congo
Awa Paloukou	2008	90%	X	14 kboe/d
M’Boundi water injection	2009	81%	X	35 kboe/d
M’Boundi Gas	2010	100%	X	22 kboe/d
Egypt
Denise	2008	50%	X	38 kboe/d
Taurt	2008	50%		38 kboe/d
Seth	2010	50%		25 kboe/d
Damietta, Train 2	2011			130 kboe/d
Italy
Val d’Agri, Phase 2	2011	60.77%	X	20 kboe/d
Kazakhstan
Kashagan, Phase 1	2011	16.8%	X	450 kboe/d
Nigeria
Bonny LNG, Train 6	2008			90 kboe/d
Oyo	2009	40%	X	29 kboe/d
Bonga NW	2011	12.5%		24 kboe/d
Norway
Tyrhians	2009	6.2%		90 kboe/d
Morvin	2010	30%		45 kboe/d
Goliat	2011	65%	X	83 kboe/d
Marulk	2011	20%	X	30 kboe/d
Pakistan
Badhra	2008	40%	X	5.5 kboe/d
Russia
Russia, Phase 1	2010	29.4%	X	150 kboe/d
Tunisia
Baraka & Maamoura	2009	100%	X	13 kboe/d
Turkmenistan
Nebit Dag		100%	X	35 kboe/d
United Kingdom
Burghley	2009	21.9%		17 kboe/d
Jasmine	2011	33%		94 kboe/d
United States
Oooguruk	2008	30%		18 kboe/d
Nikaitchuq	2009	100%	X	26 kboe/d
Longhorn	2009	75%	X	29 kboe/d
Thunderhawk	2010	25%		36 kboe/d
Venezuela
Corocoro	2008	26%		66 kboe/d

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

EIGHT OIL & GAS MAJOR PROJECTS

Mondo Block 15 – Angola (Eni 20%)
The Mondo deepwater oil field contains gross recoverable reserves of 278 mmbbl. Recovery of oil will be achieved with the installation of an FPSO vessel with a treatment capacity of 100 kbbl/d. Production started in January 2008. Production is expected to peak at 18 kbbl/d net to Eni in 2008.

Saxi/Batuque Block 15 – Angola (Eni 20%)
The Saxi/Batuque deepwater oil field contains gross recoverable reserves of 305 mmbbl. Recovery of oil will be achieved with the installation of an FPSO vessel with a treatment capacity of 100 kbbl/d. Production is expected to start in the third quarter 2008, peaking at 18 kbbl/d net to Eni in 2009.

Landana-Tombua Block 14 – Angola (Eni 20%)
The Landana and Tombua deepwater oil fields contain gross recoverable reserves of 320 mmbbl. The development project’s scope includes installation of a Compliant Piled Tower (CPT) and linkage of a number of producing wells to existing facilities at the nearby Benguela/Belize fields. Production is expected to peak at 130 kbbl/d (23 net to Eni) in 2009 upon completion of the drilling programme.

Blacktip Block WA-279-P – Australia (Eni 100% Op.)
The offshore Blacktip gas and liquids field contains gross recoverable reserves of 150 mmboe. The development project’s scope includes construction of an onshore treatment plant with a capacity of 46 bcf/y. Production of natural gas will be sold under a 25-year agreement signed with Darwin Power & Water Utility Co. Start-up is expected in 2009 flowing at 20 bcf/y, with a peak production at 26 bcf/y in 2010.

El Merk Synergy project – Algeria
Leveraging on expected synergies with the development of reserves in Block 208 (Eni’s interest 12.25%), 212 (Eni’s interest 22.38%) and adjoining blocks (operated by other companies), this project provides for the construction of a central production facility which will produce stabilized oil, condensates and NGL. Start-up is expected beyond 2011. In 2007, the basic engineering work was completed.

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

Karachaganak – Kazakhstan (Eni 32.5% Co-op.)
This large liquid and gas field located onshore Kazakhstan represents an example of a long-life field. Liquid production is treated at the Karachaganak Processing Complex with a capacity of 150 kboe/d. Two-thirds of liquid volumes are exported to western markets via pipeline; residual liquid and gas volumes are sold on local Russian markets. In 2007, Eni’s equity production amounted to 112 kboe/d. In 2007, the Karachaganak Petroleum Operating Consortium (KPO) conducting operations in this field signed a gas sale agreement with KazRosGaz, a joint venture established by KazMunaiGaz and Gazprom. According to the terms of this agreement, the consortium will deliver, from 2012, approximately 16 bcm/y (565 bcf/y) of raw gas to the Orenburg plant, in Russia. This agreement creates the conditions for the start-up of Phase 3 of the project entailing the development of over 2 bboe of natural gas recoverable reserves. The agreement was approved by the Boards of both parties.

Kashagan, Phase 1 – Kazakhstan (Eni 16.81% Op.)
The Kashagan oil field is operated by Eni within the North Caspian Sea Production Sharing Agreement (NCSPSA). The field is located off the Kazakh section of the Caspian Sea at a water depth ranging from 2 to 10 meters. The first development phase of the Kashagan oil field provides the construction of platforms and artificial islands (hubs) which will collect oil production from satellite islands. Oil and non re-injected gas will be treated in the hubs and delivered, through two separate lines, to onshore treatment plants (located at Bolashak, near Atyrau). The oil will be further stabilized and purified; natural gas will be treated for the removal of hydrogen sulphide and will be mostly used as fuel for the production plants. The remaining amounts will be marketed. Production capacity is targeted at 370 kbbl/d. Start-up is currently scheduled for 2011. Based on the high level of productivity yielded by the first three development wells, management currently expects a full field production plateau of 1.5 mmboe/d.
The Consortium is currently assessing various options to export production to international markets, including: (i) the use of existing infrastructure, such as the Caspian Pipeline Consortium pipeline (Eni’s interest 2%) and the Atyrau-Samara pipeline, both of which are expected to undergo a capacity expansion; and (ii) the construction of a new transportation system. In this respect, it is worth mentioning the project aimed at building a line connecting the onshore Bolashak production centre with the Baku-Tbilisi-Cehyan pipeline (where Eni holds an interest of 5% corresponding to the right to transport 50 kbbl/d).

Development of the Kashagan field offshore Kazakhstan. Pictured above is a floating production hub for collecting oil and natural gas from artificial satellite islands. After an early stage treatment, oil is transported onshore for further purification and exportation.

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

Nikaitchuq – Alaska (Eni 100% Op.)
Eni is the operator with a 100% working interest of the Nikaitchuq field, located offshore in the North Slope of Alaska. Nikaitchuq is the first development project operated by Eni in this region. A phased development plan has been sanctioned and first oil is expected by the end of 2009 with production plateau at 25 kboe/d in 2014. The Nikaitchuq project envisages the drilling of 80 wells, out of which 32 are planned to be located onshore and the remaining from an offshore artificial island. All wells are expected to be tied back to a production facility located at Oliktok Point.

Develop the LNG business
Eni operates its gas business as an integrated portfolio in order to fully extract value from the gas chain and monetize its large gas reserves. Liquefied Natural Gas is a

Nigeria. An aerial view of the Bonny liquefaction plant.

key part of this strategy. Eni intends to build a global LNG business, aiming at:
• exploiting equity gas reserves in order to supply the attractive markets of Europe and North America;
• growing LNG production in areas with high potential and low producing costs;
• purchasing interests in liquefaction plants in order to support development of the LNG business.
Net liquefaction capacity in 2007 was 339 bcf, mainly concentrated in Nigeria, Egypt, Australia and Indonesia and is expected to expand to 399 bcf in 2011 and 664 bcf in 2014. Equity gas supplies to LNG plants amounted to 162 bcf in 2007, and are expected to reach 258 bcf in 2011 and 516 bcf in 2014.

Four major LNG projects
Brass LNG – Nigeria (Eni 17%)
Eni holds a 17% interest in Brass LNG Ltd which is implementing the construction of a liquefaction plant near the existing Brass oil terminal on the Nigerian coast. This plant is expected to start operations in 2012 at an initial treatment capacity of 10 mmtonnes/y of LNG corresponding to 618 bcf/y (approximately 64 net to Eni) of feed gas on two trains for twenty years. Supplies to this plant will derive from the collection of associated gas from nearby producing fields and from the development of gas fields in the OMLs 61 and 62 onshore blocks (Eni’s interest 20%). The venture signed preliminary long term contracts to sell the whole LNG production capacity. Eni acquired 2 mmtonnes/y of LNG capacity. The front end engineering is underway and the final investment decision is expected in the second half of 2008.

Bonny LNG 7th train – Nigeria (Eni 10.4%)
Eni holds a 10.4% interest in the Bonny liquefaction plant located in the eastern part of the Niger Delta, with a treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on 6 trains. The sixth train was started in 2007. The seventh unit is being engineered with start-up expected in 2012. When fully operational, total capacity will hit approximately 30 mmtonnes/y, corresponding to a feed gas of 1,624 bcf/y. Development initiatives for ensuring natural gas supplies to this plant are expected to be deployed in Blocks OML 60, 61, 62 and 63 (Eni’s interest 20%).

Contents

ENI IN 2007 / EXPLORATION & PRODUCTION

Damietta LNG – Egypt (Eni 40%)
Through its affiliate Unión Fenosa Gas Eni owns an interest in the Damietta natural gas liquefaction plant with a production capacity of 5 mmtonnes/y of LNG corresponding to approximately 268 bcf/y of feed-gas. The partners of this project are planning to double the plant capacity by means of the construction of a second train seen operating in 2011. Eni will supply 88 bcf/y to the second train for a twenty-year period. The reserves destined to feed this second train have already been identified. The sanction from relevant Egyptian authorities is expected in the first half of 2008. Eni is currently supplying 53 bcf/y to the first unit for a twenty-year period.

Angola LNG (Eni 13.6%)
In 2007, Eni acquired a 13.6% stake in the Angola LNG Ltd Consortium responsible for the construction of an LNG plant in Soyo, 300 kilometers North of Luanda. It will be designed with a processing capacity of 1 bcf/y of natural gas and produce 5.2 mmtonnes/y of LNG and related products. The project has been sanctioned by the

Angolan Government and Parliament. It envisages the development of 10,594 bcf of gas reserves in 30 years. The project has a high environmental value since it allows the collection of the associated gas from offshore production blocks, in compliance with the zero flaring policy. The LNG is expected to be delivered to the United States market at the re-gasification plant under construction at Pascagoula, in Mississippi, in which Eni, following this agreement, will acquire a regasification capacity equivalent to approximately 177 bcf/y.

Contents

An LNG carrier awaits to afford at the Panigaglia re-gasification terminal, Italy. Growth in the LNG business will drive equity services monetization and supply diversification.

Key performance indicators	2005	2006	2007

Net sales from operations (a)	(million euro)	22,969	28,368	27,633
Operating profit		3,321	3,802	4,127
Adjusted operating profit		3,531	3,882	4,092
Adjusted net profit		2,552	2,862	2,936
EBITDA pro-forma adjusted		4,320	4,896	5,077
Capital expenditures		1,152	1,174	1,366
Adjusted capital employed, net at year end		18,898	18,864	20,547
Adjusted ROACE	(%)	13.7	15.1	14.9
Worldwide gas sales	(bcm)	94.21	98.10	98.96
- of which: E&P sales (b)		4.51	4.69	5.39
LNG sales		7.0	9.9	11.7
Customers in Italy	(million)	6.02	6.54	6.61
Gas volumes transported in Italy	(bcm)	85.10	87.99	83.28
Electricity sold	(TWh)	27.56	31.03	33.19
Employees at year end	(units)	12,324	12,074	11,582

(a)	Before the elimination of intragroup sales.
(b)	E&P sales include volumes marketed by the Exploration & Production division in Europe for 3.59 bcm and in the Gulf of Mexico for 1.8 bcm for the full year 2007 (4.07 and 0.62 bcm for the full year 2006 respectively). It also includes volumes marketed in Europe for 4.51 bcm for the full year 2005.

Contents

ENI IN 2007 / GAS & POWER

2007 HIGHLIGHTS

South Stream project
We signed a memorandum of understanding with Gazprom on the basic design of the South Stream pipeline system which is expected to import volumes of natural gas produced in Russia to Europe across the Black Sea.

Expansion on the French market
We took steps to expand our presence in the French natural gas market by acquiring a 27.8% stake in Altergaz, an independent operator that supplies gas to retail customers and small enterprises.

Performance
The Gas & Power business confirmed its ability to generate strong and stable performances.
Adjusted net profit rose by 2.6% from 2006 to euro 2.94 billion, reflecting a better operating performance.

Free cash flow[1] increased by 10% from euro 1.9 billion in 2006 to euro 2.1 billion.

____________

(1) Normalized.

Return on average capital employed calculated on an adjusted basis was 14.9% (15.1% in 2006).

Capital expenditures totalled euro 1.37 billion and mainly related to the development and upgrading of Eni’s transport and distribution networks.

Natural gas sales totalled 98.96 bcm, up 1% from 2006 reflecting growth achieved in the main markets in the rest of Europe (up 17.6%) and higher LNG volumes sold on the North American and Asian markets.

Management targets gas sales of 110 bcm in 2011 leveraging on growth in international markets where the Company projects to increase volumes by as much as 9% on average in the next four years.

Electricity volumes sold were 33.19 TWh, up 2.16 TWh or 7% from 2006.

Natural gas volumes transported on the Italian network were 83.28 bcm, down 5.4% from 2006.

Clients served were 6.61 million, up 1.1% from 2006.

BREAK-DOWN OF ADJUSTED OPERATING PROFIT BY BUSINESS	(million euro)	2005	2006	2007

Marketing and distribution	1,777	2,062	2,202
Transport in Italy	1,162	1,087	1,114
International transport	448	579	585
Power generation	144	154	191
Adjusted operating profit	3,531	3,882	4,092
Eni’s share of profit of equity-accounted entities and other income	407	505	431
Income taxes	(1,386)	(1,525)	(1,587)
Adjusted net profit	2,552	2,862	2,936

Contents

ENI IN 2007 / GAS & POWER

STRATEGIES

Eni’s Gas & Power activities comprise all phases of the gas value chain: supply, transport, distribution, marketing and LNG operations, resulting in a fully integrated business model. A large installed power generation capacity enables Eni to extract further value from gas, diversifying its commercial outlets. The main feature of the Gas & Power division is its ability to generate substantial earnings and cash flows, which have proven to be very resilient through the commodity price cycles. Eni is the market leader in the pan-European gas market owing to its competitive advantages granted by gas availability under long-term supply contracts and equity gas, access to infrastructure, long-term relationships with key producing countries, market knowledge and a wide portfolio of clients. These assets provide Eni with a solid platform for growth. Integration with upstream operations provides the Group with the ability to monetize its equity gas reserves and to pursue joint opportunities in the gas market. Eni’s key target for its Gas & Power business is to generate a free cash flow of euro 2.1 billion in 2011 (the same as 2007).
The strategic guidelines to attain this target are as follows:

  Grow international sales;

  Maintain strength in domestic market;

  Effectively manage relationships with strategic suppliers;

  Increase operational efficiency and effectiveness; and

  Develop a global LNG business.

Marketing of natural gas

MARKET TRENDS
Natural gas is expected to play an increasing role in satisfying global energy needs. According to Eni’s energy outlook, worldwide gas demand will grow at an annual rate of approximately 2.8% through 2020, outpacing the expected annual growth rate in total energy consumption.
The key drivers of gas demand are: (i) the increasingly wide adoption of gas-fired combined cycle plants for electricity generation due to their lower investment costs,	higher efficiency and lower emissions as compared to other technologies based on the use of fossil fuels;
(ii) continuing progress on technologies applicable to all phases of the natural gas chain capable of extracting value from stranded gas reserves (LNG, GTL – gas to liquids, TAP – high pressure gas transport); particularly global LNG volumes will increase at an annual rate of 8-9% in the considered period due to massive expected capital expenditures and will cover approximately 30% of energy needs of importing countries by 2020, translating into volumes of approximately 650 bcm as compared to the current level of approximately 220 bcm; (iii) the higher

Contents

ENI IN 2007 / GAS & POWER

environmental compatibility of natural gas as compared to other fossil fuels which is a crucial element considering the increasing political commitment to CO2 emission reduction and in the implementation of stricter environmental regulation, particularly in the European Union; (iv) the projected economic growth in Asia, particularly in China and India, coupled with an evolution in living standards, as well as an expected increase in	domestic consumption in gas producing countries.
Looking at the market of major significance to us, we expect that the European natural gas demand will grow steadily at an annual average rate of 2-3% through 2020, resulting in a cumulative increase of approximately 45% from current levels. This trend in consumption, coupled with declining equity production, will result in Europe increasingly relying on gas imports to satisfy its energy needs.

ENI'S MARKET POSITION
We are the leader in the highly attractive European gas market, with a share of approximately 18% in 2007. Our strategy is to grow international sales with improving returns, while preserving the profitability of our Italian business. In recent years, we have executed strongly on it leveraging our competitive advantages ensured by gas availability of both equity gas and purchased gas under long term supply contracts, operating flexibility ensured by an extensive and integrated international transport network, re-gasification terminals, storage facilities, a large client base, and market knowledge. Solid and well-established relationships with key producing countries and national companies, namely Gazprom and the Libyan NOC, support our competitive profile. The focus of our expansion has been Europe, where we boast a solid presence in virtually all key markets, including Spain, Germany, Turkey, the United Kingdom, France and Portugal. In the future, we expect to continue leading the European market and also to ramp sales in the strategic US market leveraging on our unique integrated business portfolio.	In Italy, we expect to face an increasingly firm competition as new supplies come on line in connection with ongoing upgrading projects of import infrastructures. Specifically, we expect that import capacity to Italy will rise by approximately 25 bcm by 2011 as LNG terminals and pipeline upgrades are started up to cope with a projected increase in demand. The Company will manage the threat of higher competition by implementing a marketing plan aiming at preserving the profitability of its Italian operations also targeting stable sale volumes from current levels. In detail, Eni plans:
• To focus the most profitable customer segments;
• To upgrade the commercial offer by tailoring pricing and services to customers’ specific needs; and
• To leverage the full potential of the combined offer of gas and electricity (the dual offer) targeting 1.2 million customers by 2011.
These actions will be supported by a continuing commitment to operational efficiency and effectiveness, targeting a significant reduction in cost to serve by 2011.

Contents

ENI IN 2007 / GAS & POWER

Volumes: 2007 and Outlook

GAS SALES BY MARKET	(bcm)	2005	2006	2007

Italy	58.08	57.09	56.13
Wholesalers	12.05	11.54	11.92
Gas release	1.95	2.00	2.37
Industries	13.07	13.33	11.77
Power generation	17.60	16.67	17.21
Residential	7.87	7.42	6.78
Own consumption	5.54	6.13	6.08
Rest of Europe	29.91	34.81	35.02
Importers in Italy	11.53	14.10	10.67
Target markets	18.38	20.71	24.35
Iberian Peninsula	4.59	5.24	6.91
Germany-Austria	4.23	4.72	5.03
Turkey	2.46	3.68	4.62
Northern Europe	2.93	2.62	3.15
Hungary	3.39	3.10	2.74
France	0.15	1.07	1.62
Other	0.63	0.28	0.28
Outside Europe	1.71	1.51	2.42
E&P in Europe and in the Gulf of Mexico	4.51	4.69	5.39
Worldwide gas sales	94.21	98.10	98.96

GAS
In 2007, Eni’s worldwide gas sales were 98.96 bcm (including upstream sales in Europe and the Gulf of Mexico) up 1% from 2006. In Italy, in an increasingly competitive environment, sales declined by 0.96 bcm to 56.13 bcm, or 1.7% also due to unusually mild winter weather. The main negatives were the industrial and residential segments, while we managed to grow in the thermoelectric sector. Supplies of gas to our gas-fired combined cycle plants amounted to approximately 6 bcm. Electricity produced amounted to some 25.5 TWh and supported our marketing	activity of electricity (see below).
Gas sales to importers in Italy declined by 3.43 bcm to 10.67 bcm, mainly due to a switch from supplies of Libyan gas to volumes directly sold in Italy to a number of clients in view of optimizing Eni equity production, as well as the expiration of a supply contract with Promgas.
Gas sales in target markets in the rest of Europe rose by 17.6% to 24.35 bcm, also reflecting market share gains. Major increases were registered in: (i) Spain (up 1.67 bcm), due to higher supplies to the power generation segment; (ii) Turkey (up 0.94 bcm), due to the progressive reaching

Contents

ENI IN 2007 / GAS & POWER

of full operations of the Blue Stream pipeline; (iii) France (up 0.55 bcm), due to ongoing marketing initiatives targeting small businesses and residential customers; and (iv) Northern Europe (up 0.53 bcm).
By 2011 we target a volume of worldwide gas sales of approximately 110 bcm, up from 99 bcm in 2007. We expect our international sales to grow at an average annual rate of 9% in next four years, driven by continuing expansion and market share gains in European markets and the contribution coming from the start-up of a number of upstream-integrated LNG projects, particularly targeting the US market. Specifically, we plan to increase sales in the following markets:
• In the UK and Northern Europe, where we expect to increase sales by approximately 3.7 bcm reflecting a growth in supplies to spot markets;
• In France, where we expect to achieve an increase of approximately 3.4 bcm driven by ongoing marketing initiatives and our support to the expansion plans of our affiliate Altergaz;	• In the Iberian Peninsula, where we forecast an increase of approximately 2 bcm as a result of expected higher supplies to power generation utilities and a growth of Eni’s strategic affiliate Unión Fenosa Gas, seen benefiting from its growing LNG business;
• In Austria and Germany, where we expect an increase of approximately 1.9 bcm reflecting expansion in the business segment; and
• in Turkey, where Eni forecasts an increase of approximately 1.8 bcm due to the continuing ramp-up of supplies via the Blue Stream underwater pipeline.

We also plan to build a position in the US market leveraging on our upstream presence in the Gulf of Mexico and LNG projects. In 2007 gas sales in the Gulf of Mexico amounted to 1.2 bcm made up by upstream sales alone. We target a sale level of 4.1 bcm by 2011 (see the LNG business below).

ELECTRICITY
In 2007 Eni’s electricity sales were 33.19 TWh, mostly on the Italian market. Availability of electricity was ensured by internal production covering 77% of commercial needs, and for the remaining part by wholesale purchases. Sales were directed to the free market (63%), the electricity exchange (26%), industrial sites (8%) and ESO - Electricity Services Operator (3%). In 2007 Eni started to market electricity to the retail segment leveraging on the launch of the combined offer of gas and electricity (dual offer) that resulted in the acquisition of approximately 120,000 customers.
To better exploit synergies deriving from the combined offer of gas and electricity, in 2007 Eni reorganized its	activities of producing and marketing electricity, entrusting the marketing activity to the business of gas marketing. Electricity generation activity remained entrusted to Eni’s subsidiary EniPower. Eni targets sales volumes of 36.3 TWh in 2011 equal to an average annual growth rate of 2.7%.

Supply of gas

Eni enjoys a competitive advantage represented by its wide and diversified availability of natural gas both from equity production and from its unrivalled portfolio of long-term purchase contracts with major producing countries, also boasting a direct upstream presence in 9 out of 10 gas

Contents

ENI IN 2007 / GAS & POWER

supplying countries. The average life of our supply portfolio is approximately 22 years. In 2010, our long-term supply contracts will enable the Company to intake approximately 62.4 bcm of natural gas to support our sales plans. Our diversified supply portfolio insulates us from the risk of being heavily dependent on a single source of supplies; in fact, none of Eni’s suppliers weighs for more than 25% of Eni current gas needs. Expected developments in our LNG business will further strengthen operational flexibility and diversity of supply sources, also with the support provided by the integration with upstream activities. Furthermore, Eni can leverage on flexible contractual schemes to capture market opportunities, also taking account of Eni’s availability of an integrated system for transport and logistics. We have established sound relationships with producing countries which have proved to be key to effectively manage the gas business given the strategic value of supply security, diversification and flexibility.
In 2007 Eni’s supply requirements (98.96 bcm) were met for 20% with equity gas. LNG supplies accounted for 8% of total supplies. Equity production flows came from: (i) Italian fields (7.87 bcm); (ii) the Libyan Wafa and Bahr Essalam fields, which yielded a gross production of approximately 8.85 bcm (3.62 net to Eni) imported to Italy through the GreenStream pipeline; (iii) production areas in the British and Norwegian sections of the North Sea (5.81 bcm); (iv) the Gulf of Mexico (1.8 bcm); and (v) the Bonny liquefaction terminal in Nigeria.	Infrastructure

Eni operates the largest transport and storage infrastructure system in Europe, which enables the Company to carry gas from producing countries or its upstream fields to core European markets. Specifically, this system comprises the following assets:
• Capacity entitlements in the most important European backbones that connect the production areas of the North Sea and Russia to large Central European markets, including Italy, as well as in pipelines importing gas from Algeria and Libya to Italy;
• An extensive grid of high and medium-pressure trunk-lines and low-pressure local networks for transport and delivery of gas in its core domestic market to large industrial clients, power generation utilities, and residential and commercial clients;
• Interests in certain facilities for the re-gasification of liquefied natural gas (LNG) located in Italy and Spain to further diversify sources of supplies. Other LNG re-gasification projects are ongoing in the US;
• Availability of a significant storage capacity ensuring the necessary operational flexibility. Most of it is located in Italy.
Over the next four years, Eni plans to invest approximately euro 5.6 billion in order to upgrade both its international and national infrastructures in view to improve the level of supply diversification and security also to cope with expected growth in the European gas demand.

Contents

ENI IN 2007 / GAS & POWER

INTERNATIONAL TRANSPORT
Eni’s INTERNATIONAL TRANSPORT system consists of capacity entitlements on an approximately 4,300-kilometer long network of high pressure pipes connecting production areas in Russia, North and West Africa, and the North Sea to Italy, crossing key European markets. Through its 50% - owned Blue Stream, a 774-kilometer long underwater pipeline, Eni is able to supply the fast-growing Turkish market.
Eni is implementing a large expenditure programme to upgrade its main international transport pipelines; specifically:
TTPC - The TTPC pipeline connects Algeria to Italy via the Mediterranean Sea. The transport capacity of this facility is expected to be increased by 6.5 bcm/y from the current level of 27 bcm/y. A first portion of 3.2 bcm/y is due to come on line early, while the second portion will start operations by October 2008. The whole new capacity has been awarded to third parties. The capacity of the TMPC downstream pipeline is already adequately dimensioned. TMPC crosses underwater the Sicily channel.
TAG - The TAG pipeline connects Russia to many European markets, including Italy. This facility is undergoing an upgrade project designed to increase the transport capacity by 6.5 bcm/y from the current level of 37 bcm/y. A first portion of 3.2 bcm/y is expected to be operating from	October 2008. The second portion is expected to start operating in late 2009. The whole new capacity has been or is expected to be awarded to third parties.
GreenStream - Eni plans to upgrade the GreenStream pipeline from Libya targeting an expansion of transport capacity of 3 bcm/y from the current level of 8 bcm/y. The start-up of this new capacity is expected by 2012.

Eni is also assessing upgrading projects relating to its import trunk-lines from the Netherlands and Norway (Tenp and Transitgas pipelines).

Agreement with Gazprom: the South Stream project
Eni and Gazprom are assessing a project to build a new route for importing gas from Russia to Europe. The South Stream pipeline is expected to be composed by two sections: (i) an offshore 900-kilometer long section crossing the Black Sea from the Russian coast at Beregovaya (the same starting point of the Blue Stream pipeline) to the Bulgarian coast at Varna. It will be laid reaching water depth of more than 2,000 meters; (ii) an onshore section for which two options are currently being evaluated: one envisages crossing Serbia and Hungary to connect to existing backbones from Russia; another section pointing to South West crossing Greece and Albania then linking to the Italian network.

Gas volumes from operated Libyan field flow through the GreenStream pipeline into our national transport network.
Picture above is the delivery point at Gela, Sicily. We plan to upgrade this pipeline to monetize additional gas reserves.

DOMESTIC TRANSPORT AND DISTRIBUTION
Eni’s DOMESTIC TRANSPORT business is a fully regulated activity with a low risk profile, generating stable earnings and operating cash flow. In fact, transport tariffs and returns	on capital employed are set by an independent regulator.
Eni’s network extends for 31,081 kilometers covering virtually the entire Italian transport network and comprises high pressure trunk-lines and medium

Contents

ENI IN 2007 / GAS & POWER

pressure regional networks carrying natural gas from entry points to the system – these are import pipelines, storage sites and Italian natural gas fields – to delivery points in correspondence of large industrial complexes, power generation utilities, and local distribution companies serving residential and commercial customers in large metropolitan areas and other urban centers.
Over the next four years, we will upgrade our domestic transport network in order to match the expected increase in transport capacity of the main import pipelines to Italy, including a project for building the Italian section of a new pipeline importing gas from Algeria to Italy via Sardinia and the Tyrrhenian Sea. Planned capital expenditures amount to euro 4.3 billion in the next four years. Due to regulatory mechanisms, these capital projects bear preset rate of returns, thus contributing to reduce the risk profile of Eni’s capital expenditure plan. We also plan to boost earnings of this regulated activity by continued efforts in improving operational efficiency.

Eni is leader in the Italian natural gas distribution business, counting on the availability of an extensive grid of low pressure gaslines for the delivery of natural gas to approximately 6 million clients in the main urban areas of Italy. Clients include both residential users and small businesses and commercial clients. In the distribution business, Eni will focus on improving efficiency and reaping economies of scale, while at the same time enhancing the quality of service. Also the distribution activity is a fully regulated business with a preset return on capital employed.

LNG

Eni intends to speed up the development of its LNG business on a global scale in order to seize the opportunities arising from the increasing role of LNG in meeting energy requirements. Expansion in LNG will enable Eni to fully monetize its large equity reserves. Access to consumption markets and the availability of know-how and technologies are key elements on which Eni intends to build partnerships with producing countries owning gas reserves.
By 2011 Eni plans to sell 14.5 bcm of LNG (including upstream sales) with an annual growth rate of 5.4% over the next four years.
Eni’s main assets in LNG are:
- Italy, where the Panigaglia regasification terminal can input approximately 3.5 bcm/y in the national transport network;
- Egypt, where Eni has a 40% indirect interest in the Damietta liquefaction plant producing approximately 5 mmtonnes/y of LNG, corresponding to 7.6 bcm/y of feed gas. The partners of the project (including Eni’s Exploration & Production division) and oil producers (Eni and BP) agreed on terms for doubling the plant capacity. The project is expected to be sanctioned by relevant Egyptian authorities in the first half of 2008;
- Spain, where Eni has an indirect interests of a 21.25% in the Sagunto plant with a regasification capacity of 6.7 bcm/y and a 9.5% interest in the El Ferrol plant which stared operations in November 2007, targeting a regasification capacity of approximately 3.6 bcm/y; and
- USA, where we intend to build our presence through two important LNG projects integrated with our upstream operations.
The first is the Cameron regasification terminal where we are entitled to a 6 bcm/y share of the initial planned capacity of this facility under construction in Louisiana. In order to support supplies to this plant, we signed an agreement with Nigeria LNG Ltd, operating the Bonny LNG plant in Nigeria, to purchase volumes of LNG equivalent to 2 bcm/y of gas for a twenty-year period. Further 2.3 bcm/y in terms of equivalent LNG capacity were booked at the Brass LNG terminal under construction in Nigeria and operated by our upstream division.
We have also booked a capacity entitlement amounting to 5.6 bcm/y of gas at the regasification terminal at Pascagoula in Mississippi. This is part of the Angola LNG project designed to monetize part of our gas reserves in Angola by marketing it on the US market. Agreements among parties provided also that a share of Eni’s equity gas will be regassified at Pascagoula amounting to 0.94 bcm/y.

Contents

ENI IN 2007 / GAS & POWER

Power generation

Eni’s natural gas business is integrated downstream with the production of electricity to further extract value from the gas chain. Installed generation capacity at Eni’s sites amounted to 4.9 gigawatt at 2007 year end. This amount represents approximately 90% of the 5.5 gigawatt target new capacity. Eni plans to complete its capacity expansion plan by end of 2010. An upgrading project is ongoing at the Ferrara site with start-up expected in 2008.
Eni’s generation facilities are based on cogeneration, the combined production of steam and electricity. This is an efficient, environmental-friendly technology that enables low operating costs and lower carbon dioxide emissions as compared to other hydrocarbon-based technologies.
In 2007, electricity production sold was 25.49 TWh, up 2.7% over 2006, reflecting the fully start-up of the Brindisi plant capacity. Electricity production is expected to target approximately 31 TWh in 2011, corresponding to approximately 8% of the overall production forecast in Italy in the same year.

Ravenna in Northern Italy. A cogeneration unit of the power station. Low CO2 emissions and competitive cost structure are key features of this type of facility, employing the CCGT technology and fired with gas from Eni’s portfolio.

Contents

Germany, Frankfurt. Multienergy service station.

Key performance indicators	2005	2006	2007

Net sales from operations (a)	(million euro)	33,732	38,210	36,401
Operating profit		1,857	319	729
Adjusted operating profit		1,214	790	329
Adjusted net profit		945	629	319
Capital expenditures		656	645	979
Adjusted capital employed, net at year end		5,326	5,766	7,149
Adjusted ROACE	(%)	18.2	10.7	5.0
Refining throughputs on own account	(mmtonnes)	38.79	38.04	37.15
Refinery conversion index	(%)	56	57	56
Balanced capacity of refineries	(kbbl/d)	701	711	748
Retail sales of petroleum products in Europe	(mmtonnes)	12.42	12.48	12.65
Service stations in Europe at year end	(units)	6,282	6,294	6,441
Average throughput of service stations in Europe	(kliters)	2,479	2,470	2,486
Employees at year end	(units)	8,894	9,437	9,428

(a)	Before elimination of intragroup sales.

Contents

ENI IN 2007 / REFINING & MARKETING

2007 HIGHLIGHTS

Purchased 102 retail stations owned by ExxonMobil in the Czech Republic, Slovakia and Hungary. The agreement also includes the business of marketing jet-fuels at the Prague and Bratislava airports and lubricants activities.

Purchased a 16.11% stake in the Czech Refining Company, increasing Eni’s ownership interest to 32.4% equal to a refining capacity of 2.6 mmtonnes per year. This acquisition supports Eni’s selective growth in Europe.

In accordance with the agreement signed in December, 2005 by majority shareholders (Eni 33.34%, Amorim Energia and Caixa Geral de Depósitos), Galp Energia exercised its call option to acquire Eni’s Agip branded oil products marketing activities in the Iberian region both in the retail and wholesale markets. The transaction, subject to approval from antitrust authorities, includes 371 service stations. The closing is expected in 2008.

Adjusted net profit for the year amounted to euro 319 million down euro 310 million from 2006, or 49.3%, due to lower realized refining margins and the appreciation of the euro over the dollar. The negative result was also influenced by a lower operating performance of marketing activities in Italy. Eni’s realized refining margins were sharply lower mainly due to narrowed heavy sour crude discounts which reduced the competitive advantage of Eni’s complex refineries to process low-cost feedstock.

Return on average capital employed on an adjusted basis was 5% (10.7% in 2006).

Capital expenditures totalled euro 979 million and related mainly to projects designed to improve the conversion rate and flexibility of refineries, the logistics business, and the upgrading of retail network in Italy and in the rest of Europe.

Refining throughputs on own account in Italy and outside Italy (37.15 mmtonnes) declined by 0.89 mmtonnes from 2006, down 2.3%, reflecting the expiry of a processing contract at the Priolo refinery owned by third parties. Excluding this effect, refining throughputs increased by 1.5% due to better performance of the Livorno and Gela refineries.

Retail market share in Italy was 29.2%. Sales of refined products (8.62 mmtonnes) declined by 0.5% from 2006 mainly due to a decline in domestic consumption.

Retail sales of refined products in the rest of Europe (4.03 mmtonnes) were up 5.5%, particularly in Central Eastern Europe reflecting growth via acquisitions.

In 2007 Eni started/restructured 89 stores for the sale of convenience items and car services at its service stations in Italy. Non oil revenues in Europe amounted to euro 144 million, up 6% from 2006.

Contents

ENI IN 2007 / REFINING & MARKETING

STRATEGIES

Eni is leader in the refining business and in the marketing of refined products in Italy and holds solid competitive positions in selected European markets. Eni’s refining and marketing operations are efficiently integrated and supported by significant logistic assets to maximize cost efficiencies and deliver appreciable returns on capital employed. Refinery know-how, strong market acceptance of the Agip brand, the ability to develop innovative fuels, and the integration with upstream operations represent further competitive advantages. Eni’s key medium term objective is to enhance the profitability of its downstream oil business. The strategic guidelines to attain this objective are the following:

  Enhance Eni’s refining system by means of a focused investment program;

  Improve profitability and qualitative standards of the Italian retail network;

  Selectively develop outside Italy; and

  Pursue higher levels of operational efficiency.

In the next four years the implementation of these strategies will be supported by a capital expenditures programme of approximately euro 4 billion mainly targeting on refinery upgrading, particularly by increasing conversion capacity, flexibility and efficiency. Significant expenditures are also expected to enhance Eni’s retail operations in Italy and to grow the market share in selected European markets.

Contents

ENI IN 2007 / REFINING & MARKETING

Refining

Competitive position and 2007 performance
Eni’s refining strategy is to own and operate strategically advantaged refineries that benefit from vertical integration with our upstream and marketing operations and geographic location. Refining’s focus is to improve its competitive position by continuously investing in plant upgrading and product development and improving efficiency and reliability of operations.
Eni’s refining system runs with high levels of efficiency, conversion rate, flexibility and product quality, reflecting the steady improvement of manufacturing processes. Particularly Eni’s refineries are among the most complex in Europe. At 2007 year end, our conversion index was 56% and enables our plants to process heavy sour grades of crude and other challenged feedstock to obtain valuable products. This ability represents a cost advantage as these raw materials are typically discounted in the market place. In 2007, approximately 56% of our processed volumes was represented by low-quality feedstock.
At 2007 year end, Eni’s balanced refinery capacity amounted to approximately 38.1 mmtonnes (equal to 748 kbbl/d). Refinery throughputs on own account were 37.15 mmtonnes, representing a decrease of 0.89 mmtonnes from a year earlier, or 2.3%, largely due to a process contract expiry at a third party refinery. Excluding this non recurring impact, total throughputs improved by 1.5% reflecting better refinery performance.

Our assets
Eni’s refining operations are located in Italy and Central Europe.
In Italy we own and operate five refineries 100 percent owned with a balanced capacity of 27.2 mmtonnes (equal to 544 kbbl/d) and a 58.6% conversion rate. In addition we own a 50% interest in the Milazzo refinery in Sicily. Each of Eni’s refineries in Italy has an operating and strategic configuration designed to maximize the asset value considering the geographic location and the degree of integration with other Eni’s businesses. Our refineries are located in Northern Italy – Sannazzaro and Venice, in Central Italy – Livorno, Southern Italy – Taranto, and at Gela in Sicily. Our best assets are the Sannazzaro and Taranto plants.

SANNAZZARO - with a balanced refinery capacity of 170 kbbl/d and a conversion index of 46.6% is one of the most efficient refineries in Europe. Located in the Po Valley, it supplies mainly markets in North-Western Italy and Switzerland. The high degree of flexibility of this refinery allows it to process a wide range of feedstock. This refinery comprises two primary distillation plants and relevant facilities, including three desulphurization units.
Conversion is obtained through a fluid catalytic cracker (FCC), a hydro-cracker (HDCK) for middle distillate conversion and a visbreaking thermal conversion with a gasification facility using the heavy residue from visbreaking (tar) to produce syngas to feed the nearby EniPower electricity production plant at Ferrera Erbognone.

ENI'S REFINING SYSTEM IN 2007	Distillation capacity Eni share (kbbl/d)	Primary balanced refining capacity Eni share (kbbl/d)	Conversion index (%)	Throughput on own account (kbbl/d)

100% owned refineries	678	544	58.6	520
Italy
- Sannazzaro	223	170	46.6	147
- Gela	129	100	143.5	106
- Taranto	118	110	64.3	112
- Livorno	106	84	11.4	93
- Porto Marghera	102	80	20.0	62
Refineries owned 50% or less	232	204	48.3	223
- Milazzo (Italy) - 50%	124	80	72.3	84
- Bayernoil (Germany) - 20%	54	52	32.6	49
- Schwedt (Germany) - 8.33%	19	19	41.8	17
- Ceska Rafinerska (Czech Republic) - 32.4%	35	53	29.6	28
- Other (Italy)				44
Total	910	748	56.0	743

Contents

ENI IN 2007 / REFINING & MARKETING

The Sannazzaro refinery (Northern Italy). Picture above
is a hydrocracking plant that converts the heavy residue
of primary distillation into valuable fuels.

TARANTO - with a balanced refinery capacity of 110 kbbl/d and a conversion index of 64.3%, this refinery can process a wide range of feedstock. It mainly produces fuels for automotive use and residential heating purposes for the Southern Italian markets. Besides its primary distillation plants and relevant facilities, including two units for the desulphurization of middle distillates, this refinery comprises a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant that uses hydrogen to convert high sulphur content residues into valuable products and a feedstock for the catalytic cracking. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2007 a total of 2.5 mmtonnes of this oil were processed).

Outside Italy, in Germany, we own an 8.3% interest in the SCHWEDT refinery and a 20% interest in BAYERNOIL, an integrated pole that includes the Ingolstadt, Vohburg and Neustadt refineries. Eni’s process entitlements amount to approximately 70 kbbl/d mainly used to supply Eni’s marketing activities in Bavaria and Eastern Germany.
In 2007 we continued growing selectively our presence in core European markets as we purchased a 16.11% stake in the Ceska Rafinerska bringing our overall interest to 32.4% corresponding to a process entitlement of 53 kbbl/d.

Operational efficiency and environmental performance
Eni has long pursued high levels of operational efficiency and environmental performance at its refineries. Energy consumption of our processes per unit of production has shown a steadily decreasing trend for many years to date. This is particularly noticeable as in recent years we have significantly increased refinery yields of middle distillates and cleaner fuels which require higher per unit energy consumption. In 2007 our energy saving initiatives enabled our refineries to reduce GHG emissions by 70 ktonnes/y from a year earlier. Over the next four years, we plan to implement a number of initiatives to achieve a structural reduction in emissions of approximately 515 ktonnes/y from the 2007 levels once interventions have come online.
An example of this approach is represented by the Refinars Project at the Sannazzaro Refinery, where the adoption of avant-garde technology for the de-sulphuring of the combustion fumes from the fluid catalytic cracking process has resulted in emission levels well below the standards provided for by applicable regulations.
Eni’s refineries in Italy have production systems fully compliant with standards provided for by the ISO 14001 International Certification; the Taranto, Venice, Livorno and Sannazzaro refineries are also compliant with the stricter Environmental Management & Audit Scheme (EMAS) requirements recognized by the European Union.

* The Energy Intensity Index (EII) measures the percentage change in consumption of Eni's refineries following upgrading capital expenditures in energy saving. Year 2000 is the base.

Contents

ENI IN 2007 / REFINING & MARKETING

Business trends
In the next four-year period, we plan to upgrade our refineries in order to lower the level of break-even considering the increased volatility we are experiencing in the refining trading environment. Our investment decisions are based on certain expected trends in the refining industry over the medium-term:
  We expect a significant reduction in European demand for gasoline and fuel oil, while consumption of middle distillates is expected to grow driven by the continuing renewal of the car fleet and increased demand from the airlines and petrochemical sectors;
  A slowdown in the demand for gasoline on the US market is also expected reflecting the diffusion of more efficient car models and the increasingly widespread use of bio-fuels;
  Implementation of increasingly tight environmental regulations in Europe will trigger demand for environmentally compatible fuels; and
  Opportunities will arise to monetize heavy crude and non conventional resources by applying advanced refinery technologies.

Against this backdrop, Eni plans to execute a selective capital expenditures programme amounting to approximately euro 2.4 billion and to implement cost reduction initiatives over the next four years. Expenditures will be focused on upgrading the conversion capacity of refineries and developing the capability to produce the cleaner fuels that meet the requirement of our customers and European regulations. Specifically, we plan to build new hydrocracking units at our best refineries to increase the yields of middle distillates and the ability to process a wider range of feedstock. One of these new facilities will leverage our EST technology for the total conversion of the heavy barrel into valuable products. By 2011, Eni targets to achieve a conversion index of 60% (65% in Italy) and a volume of refinery throughputs on own account of 37 mmtonnes (the comparable volume in 2007 was 35 mmtonnes that excludes volumes processed at refineries whose we do not have any interest). Middle distillate yields are expected to come in at 43% in 2011 from 41% in 2007 and equity crude volumes processed to increase from 30% to 35% relative to all processed feedstock.

We expect that the higher levels of conversion capacity and flexibility of our refineries will enable us to:

  Promptly respond to a market characterized by extreme volatility of demand;
  Rigorously respect environmental regulations;
  Steadily improve margins as a result of efficiency improvements and increasing yields of high-value products;
  Leverage on synergies deriving from higher integration with our upstream and downstream petrochemicals operations; and
  Optimize processed feedstock.

Logistics
Our logistic assets significantly contribute to the efficient management of downstream operations, ensuring a cost-effective product handling from our manufacturing centers to our commercial businesses, including retail, wholesale, aviation and marine. Eni’s logistic operations are supported by 12 directly managed storage sites, a network of pipelines extending over 2,130 kilometers, and a fleet of leased tanker trucks.
In the medium-term, Eni plans to upgrade its logistic system to further improve the level of efficiency. We plan to adopt an integrated logistic model (“hub” model) designed to centralize handling of products flows on a single platform enabling real time monitoring. We will also introduce more efficient operating modes in the collection and delivery of orders with the aim of reducing unit delivery costs.

Contents

ENI IN 2007 / REFINING & MARKETING

Marketing

Marketing comprises the following business areas: retail, wholesale, lubricants, LPG and oxygenates. We market a comprehensive range of refined products, including gasoline, gasoil, heating fuels, marine and aviation fuels, lubricants and bitumen. Our presence is focused in Italy and certain markets in Central-Eastern Europe and Southern France. Our strategy is to increase profitability by focusing on both volumes and unit margins and continuously pursuing operation efficiencies and improving the quality of our offer to customers.

Retail - Italy
Eni is leader in the retail marketing of refined product under its well-known Agip brand and a 29.2% market share.
At December 31, 2007, Eni’s retail network consisted of 4,390 Agip-branded service stations. Sales volumes in 2007 amounted to approximately 11 bln liters (8.62 mmtonnes), down 0.5% from a year earlier due to a slowdown in demand. The average throughput per service station was 2.44 mmliters.

Quality products and services are provided to customers on the move at 4,390 retail service stations in Italy. Like this site on the Italian highway.

Our retail strategy in Italy focuses on maximizing the value associated with our strong asset base. We plan to upgrade our retail offer by steadily investing to improve the quality of our service stations and strengthen the convenience offer. The Company intends to achieve European standards of quality and service at its outlets and develop the offer of premium fuels, as well as retain customers through well designed promotional initiatives. We will execute our convenience offer through advanced store formats at our best locations. A strong focus will be devoted to pursue high levels of operating efficiency. In the next four years, Eni plans to invest approximately euro 0.7 billion to upgrade its network, targeting to build, acquire and restructure service stations with planned standards of service and quality and to equip outlets with quality stores. Expenditures will be also directed to comply with applicable environmental standards and regulations.
By 2011, Eni expects to achieve approximately 11.4 bln liters of sales volumes, leveraging a retail network

ENI'S NETWORK	2005	2006	2007
Numbers of service stations at year end		6,282	6,294	6,441
Italy		4,349	4,356	4,390
Rest of Europe		1,933	1,938	2,051
Average throughput	(kliters per service station)	2,479	2,470	2,486
Italy		2,509	2,463	2,444
Rest of Europe		2,427	2,486	2,578

Contents

ENI IN 2007 / REFINING & MARKETING

composed of approximately 4,400 service stations, of which 75% of owned sites.
We recognize that our customers are demanding a wider choice of fuels, particularly fuels that are cleaner and more efficient. In 2002 we launched our line of “Blu fuels” comprising a diesel product followed by a gasoline that was introduced on the market two years later. Late in 2007, we further upgraded our fuel offer with the introduction of BluDieselTech, an upgraded version of the original BluDiesel. These advanced fuels are characterized by low emissions and better engine performance compared to traditional fuels.
In the future we intend to continue innovating in the field of fuels, leveraging on the know-how gained by producing and marketing Eni’s “Blu” fuels.
In 2007 sales of convenience items amounted to euro 51 million, in line with 2006; operating profit represented approximately 55% of sales.
At year end, approximately 1,000 café, fast food, convenience stores and other commercial outlets were running on our networks providing valuable products and services to our customers on the move.

You&Agip
In March 2007, Eni launched its new “You&Agip” promotional programme designed to boost customer loyalty to the Agip brand. The three-year long initiative offers prizes to customers in proportion to purchases of fuels and convenience items at Agip’s stores as well as at certain partners to the programme. At every purchase of fuels or mentioned items, clients are granted a proportional amount of points that are credited to a fidelity card. Clients are able to decide how to accumulate points and when to spend them. At year end, the number of active cards was approximately 3.9 million. Volumes of fuel marketed under this initiative represented 40.1% of total volumes marketed on Eni’s service stations joining the programme, and 39.4% of overall volumes marketed on the Agip network.

In the next four years Eni intends to continue developing and upgrading its convenience stores by opening and restructuring outlets according to advanced formats, targeting a 50% coverage of its service station network by 2011 (44% in 2007).
Retail - Rest of Europe
We market our fuels in a number of retail markets in mainland Europe. Our key areas of presence are: Austria with a 7.8% market share, Hungary with 7.9%, Czech Republic with 7.7%, Switzerland with 5.9%, South-Central Germany with a 4.2%, and South-Western France with 1.1% on national basis. In 2007, retail sales amounted to 5 bln liters (4.03 mmtonnes), up 5.5% from 2006 reflecting

Italy, Volpiano. Fuels’ deposit. Eni can count on a valuable array of logistic assets contributing to the efficiency of its downstream operations.

Contents

ENI IN 2007 / REFINING & MARKETING

both organic growth and the purchase of 102 service stations in the Czech Republic, Slovakia and Hungary.
At December 31, 2007 Eni’s retail network outside Italy was made by 2,051 service stations with an average throughput of 2.58 mmliters.
Our retail strategy in the rest of Europe focuses on selectively growing our market share in areas with interesting profitability perspectives. In implementing this strategy, Eni leverages on synergies ensured by the proximity of target markets to Eni’s production and logistic facilities, brand awareness and economies of scale. Over the last four years, retail volumes of refined products marketed in the rest of Europe have grown more than 33% (equal to a compound average growth rate of 7.5%). In 2007 we further strengthened our market position by acquiring 102 valuable service stations in Eastern Europe as outlined, achieving critical scale in this area.
Over the next four years, we plan to invest approximately euro 0.4 billion in order to selectively developing our business by acquiring and building new outlets in strategic areas of presence. By 2011 we expect to market approximately 4.6 bln liters (approximately 4 billion in 2007) in European markets taking account of the effect of the divestment of activities in the Iberian Peninsula (371 service stations) related to the exercise of the purchase option by Galp Energia (Eni’s interest 33.34%). By 2011 Eni plans to run a network of approximately 1,700 service stations. We execute our convenience offer through advanced store formats under our “CiaoAgip” brand name in 1,232 service stations, of

We market on fuels in 47 airports in Italy and in the rest of Europe. In 2007 sales of aviation fuels grew nicely from a year earlier.

these 325 are in Germany and 168 in France with a 60% coverage of the network and a virtually complete coverage of owned stations.

Wholesale and other businesses

Wholesale
Our marketing business in Italy comprises the marketing of a comprehensive range of refinery products to unbranded resellers, farmers, industries, the transportation sector and public utilities. Our customers are supported by our fuel expertise and our distribution assets, including a widespread commercial organization present all over Italy articulated in local marketing offices and a network of agents and concessionaires.
In 2007 volumes marketed on wholesale markets in Italy were approximately 7.54 mmtonnes down 0.68 mmtonnes from 2006, or 8%, reflecting mainly a decline in domestic consumption of heating oil by the power generation sector, the exceptionally mild weather conditions that negatively influenced the sales of heating products and competitive pressure.
Sales volumes on wholesale markets outside Italy were 4.96 mmtonnes, up approximately 360 ktonnes from 2006, or 7.8%, mainly due to the growth in the Czech and Iberian markets.

Avio and marine businesses
Our Avio business includes the marketing of fuels at 47 airports, of which 27 in Italy. In 2007, sales amounted

Contents

ENI IN 2007 / REFINING & MARKETING

to 2.35 mmtonnes (of which 1.97 mmtonnes in Italy) up approximately 175 ktonnes from a year earlier.
Our marine business includes the marketing of marine fuel in 38 ports, of which 23 in Italy. In 2007 sales amounted to 1.72 mmtonnes (1.58 in Italy) decreasing approximately 86 ktonnes from a year earlier.

LPG, lubricants and oxygenates businesses
Eni is a leader in manufacturing and marketing LPG, lubricants and lubricant bases in Italy, leveraging on its advanced production facilities and its high-quality products portfolio.
In 2007 Eni sold 539 ktonnes of LPG in Italy for heating and automotive use (under the Agip brand and wholesale), with a 17.4% market share. Additional 225 ktonnes of LPG were sold through other channels mainly to oil companies and traders.	Eni operates 8 (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East producing a range of over 650 different blends. Eni masters international state-of-the-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing). In 2007, retail and wholesale sales in Italy amounted to 132 ktonnes with a 24.3% market share.

Eni markets approximately 2 mmtonnes/y of oxygenates, mainly ethers and methanol with global shares of approximately 10% and 15% respectively. Products are manufactured at operated facilities in Italy and jointly-operated facilities in Venezuela and Saudi Arabia, covering 56% of marketed volumes.

WORLDWIDE PRODUCTS SALES	(mmtonnes)	2005	2006	2007
Gasoline	8.13	7.53	7.00
Gasoil	15.06	14.58	14.83
Jet fuel/kerosene	1.99	2.18	2.35
Fuel oil	1.61	1.49	1.20
LPG	1.11	1.05	1.03
Lubricants	0.21	0.26	0.25
Petrochemicals feedstock	3.07	2.61	1.93
Other	20.45	21.43	21.56
Total sales	51.63	51.13	50.15

PRODUCTS SALES IN ITALY AND OUTSIDE ITALY BY MARKET	(mmtonnes)	2005	2006	2007
Retail	10.05	8.66	8.62
Wholesale	12.11	11.74	11.09
	22.16	20.40	19.71
Petrochemicals	3.07	2.61	1.93
Other markets	5.47	7.42	6.41
Sales in Italy	30.70	30.43	28.05
Retail rest of Europe	3.67	3.82	4.03
	3.67	3.82	4.03
Wholesale	4.10	4.19	4.39
Wholesale outside Europe	0.40	0.41	0.57
	8.17	8.42	8.99
Other markets	12.76	12.28	13.11
Sales outside Italy	20.93	20.70	22.10
	51.63	51.13	50.15

Contents

Libya - Gulf of Sirte. VARO jacket Sabratha platform.

Key performance indicators	2005	2006	2007

Net sales from operations (a)	(million euro)	5,733	6,979	8,678
Operating profit		307	505	837
Adjusted operating profit		314	508	840
Adjusted net profit		328	400	658
Capital expenditures		349	591	1,410
Adjusted ROACE	(%)	12.0	12.8	17.1
Orders acquired:		8,395	11,172	12,011
- Offshore construction		3,096	3,681	3,496
- Onshore construction		4,720	4,923	6,236
- Drilling offshore		367	2,230	1,644
- Drilling onshore		212	338	635
Order backlog:		10,122	13,191	15,390
- Offshore construction		3,721	4,283	4,215
- Onshore construction		5,721	6,285	7,003
- Drilling offshore		382	2,247	3,471
- Drilling onshore		298	376	701
Employees at year end	(units)	28,684	30,902	33,111

(a)	Before elimination of intragroup sales.

Contents

ENI IN 2007 / ENGINEERING & CONSTRUCTION

2007 HIGHLIGHTS

Adjusted net profit was euro 658 million, up euro 258 million from a year earlier (+64.5%), reflecting a better operating performance against the backdrop of favorable trends in the demand for oilfield services.

Return on average capital employed calculated on an adjusted basis was 17.1% in 2007, higher than 2006 (12.8%).

Orders acquired amounted to euro 12,011 million, up euro 839 million from 2006 (+7.5%), in particular in onshore activities.

Order backlog was euro 15,390 million at December 31, 2007 (euro 13,191 million at December 31, 2006).	Capital expenditures amounted to euro 1,410 million in 2007, up euro 819 million or 139% due mainly to the upgrade of the fleet.

In 2007, Saipem acquired the Norwegian company Frigstad Discoverer Invest. Acquired assets included an ongoing project for the construction of the semi-submersible rig D90 capable of drilling to a maximum depth of 3,600 meters. The vessel is expected to start operations in the third quarter of 2009. Total outlay for the purchase of the company and completion of construction of the vessel totals euro 520 million.

STRATEGIES

Eni operates in engineering, oilfield services and construction both offshore and onshore through Saipem, a subsidiary listed on the Italian Stock Exchange (Eni’s interest is 43%). Saipem boasts strong competitive position in the relevant market leveraging on technological and operational skills, engineering and project management capabilities and ability to operate in complex environments, owing also to the integration with Snamprogetti. Considering ongoing favorable trends in demand and profitability in the market of oilfield services, Saipem intends to leverage on its skills, to carry out the following fundamental strategies:

  To strengthen its competitive position in the field of large offshore and onshore projects for the development of hydrocarbon fields;

  To develop its market share in the strategic field of deepwater, FPSO, gas monetization and heavy crude upgrading;

  To increase efficiency levels in all its activities, particularly by reducing procurement and execution costs while maintaining a high utilization rate of equipment and improving its flexible structure in order to reduce the impact of possible negative cycles;

  To promote the use of local contractors and assets in host countries; and

  To support Eni’s investment plans.

Saipem expects to invest approximately euro 4.7 billion over the next four years to further expand the geographical reach and operational features of its world-class fleet.

Business areas

OFFSHORE CONSTRUCTION
Saipem boasts strong competitive position in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a world-class fleet, the ability to operate in complex environments, and engineering and project management capabilities acquired on the market (among the main acquisitions conducted over the recent years, can be mentioned Bouygues Offshore, Moss Maritime, Petromarine, Idpe).
Saipem intends to enhance its market share strengthening its EPIC oriented business model and leveraging on its relationships with major oil companies and NOCs.
Offshore services demand is expected to grow over the next years, mainly in the sealine segment, sub-sea developments and leased FPSO.
Higher levels of profitability are expected to be achieved

Contents

ENI IN 2007 / ENGINEERING & CONSTRUCTION

outsourcing non core engineering and building activities to low cost centers, reaching economies of scales in its engineering hub and using local resources in contests where this represents a competitive advantage.
Over the next four years, Saipem will significantly invest in the upgrading of its world-class fleet, by building a new pipe layer, semi-submersible unit for sub-sea development and two FPSO units to be leased to customers, to face the business growing trend and to catch opportunities on the market-place.
These investments will allow the upgrading of operational capabilities in the deepwater and in sub arctic contexts. Investments will also regard the upgrading of yards and related equipment and facilities and the construction of local construction centers to support the execution of important projects.
In 2007, revenues were euro 3,388 million, accounting for 39% of total revenues. Gross margin of euro 613 million, increased by euro 248 million from 2006, representing 52% of total gross margin. In particular, this increase reflected higher levels of activity in the North Sea and the Far East.

Among the major orders acquired in 2007 were:
  An EPC contract for MEDGAZ for the installation of an underwater pipeline system for the transport of natural gas from Algeria to Spain;
  An EPC contract for Saudi Aramco for the construction and installation of 16 platforms, 80 kilometers of underwater pipelines and related facilities aimed at maintaining production capacity in Saudi Arabia;

  An EPIC contract for Enagas SA for the construction and installation of two pipelines for gas transportation in Spain.

ONSHORE CONSTRUCTION
Saipem operates in the construction of plants for hydrocarbon production (separation, stabilization, collection of hydrocarbons, pumping stations, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipeline, compression stations, terminals). Saipem intends to capture opportunities arising from expected increasing demand from oil majors, by leveraging on its solid competitive position and integration with Snamprogetti engineering capabilities.
In 2007, revenues were euro 4,574 million accounting for 53% of total revenues. Gross margin increased by euro 210 million to euro 357 million from a year earlier mainly related to higher activity levels.

Main orders acquired in 2007 related to:

  An EPC contract for Sonatrach for the construction of three oil stabilization and treatment trains with a capacity of 100 kbbl/d and transport and storage facilities within the development of the Hassi Messaoud onshore field in Algeria;

Contents

ENI IN 2007 / ENGINEERING & CONSTRUCTION

  An EPC contract for Saudi Aramco for the construction of the nine sea water treatment modules for the expansion of the Qurayya plant within the development of the Khursaniyah field in Saudi Arabia;
  An EPC contract for Saudi Aramco for the construction of stations for pumping in fields the water from expansion of the Qurayya plant.

OFFSHORE DRILLING
Saipem provides offshore drilling services to oil companies mainly in West Africa, the North Sea and the Mediterranean Sea. It boasts significant market positions in the most complex segments of deep and ultra-deep offshore leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling holes at a maximum depth of 9,200 meters.
Demand for drilling services is expected to increase substantially in future years reflecting exploration plans of oil majors, leading to a rise in tariffs due to equipment shortage.
In order to pursue market opportunities, Saipem intends to upgrade its drilling rigs, improving their technical characteristics to enhance its role as high quality player capable of operating also in complex and harsh environments.
Particularly, over the next four years Saipem intends to build: (i) the two semi-submersible platforms Scarabeos 8 and 9 of new generation, to be employed in drilling operations in the deep-water of the Barents Sea and in the Gulf of Mexico, respectively, initially for Eni; (ii) the Perro Negro 6 to conduct operations in shallow water; (iii) the new S12000 drilling ship to perform operations in West Africa.
Significant investments are planned to upgrade the equipment considering the characteristics of certain important projects and relevant contractual conditions, as well as to set up equipment supporting the project itself.
In 2007, revenues were euro 419 million, accounting for 5% of total revenues. Gross margin amounted to euro 159 million, up euro 40 million compared to 2006. This increase was supported by higher activity levels of Perro Negro 4 jack up and Scarabeo 5 semi-submersible platform, as well as higher tariffs.

The most significant contracts awarded during the period include:

  A 5-years long contract for the use of S12000 drill ship, currently under construction, in Angola for Total. This drill ship will be used since it will be started up in the first quarter of 2010;

  A 12-month long contract for the use of the drill ship Saipem 10000 in Angola for Total;
  A 12-month long contract for the use of the semi-submersible platform Scarabeo 3 in Nigeria for Addax Petroleum

ONSHORE DRILLING
Saipem operates in this area as main contractor for the major international oil companies executing its activity mainly in Saudi Arabia, North Africa and Peru, where it can leverage on its knowledge of markets, long-term relations with customers and integration with other business areas.
Saipem boasts a solid presence in remote areas (in particular in the Caspian Sea), leveraging on its own operational skills and its ability to operate in complex environments.
In 2007, revenues were euro 297 million, accounting for 3% of total revenues. Gross margin came in at euro 64 million, up euro 26 million compared to 2006, reflecting higher levels of activity in particular in North Africa and South America.
The contracts awarded during the year amounted to euro 635 million.

Contents

Contents

ENI IN 2007 / GROUP RESULTS FOR THE YEAR

Group results for the year

TRADING ENVIRONMENT

TRADING ENVIRONMENT INDICATORS	2005	2006	2007
Average price of Brent dated crude oil (a)		54.38	65.14	72.52
Average EUR/USD exchange rate (b)		1.244	1.256	1.371
Average price in euro of Brent dated crude oil		43.71	51.86	52.90
Average European refining margin (c)		5.78	3.79	4.52
Average European refining margin in euro		4.65	3.02	3.30
Euribor - three-month euro rate	(%)	2.2	3.1	4.3
Libor - three-month dollar rate	(%)	3.5	5.2	5.3

(a)	In US per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In US per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Eni’s results from operations and the year to year comparability of its financial results are affected by a number of external factors which exist in the industry environment, including changes in oil, natural gas and refined products prices, industry-wide movements in refining and petrochemical margins and fluctuations in exchange rates and interest rates. Changes in weather conditions from year to year can influence demand for natural gas and some petroleum products for heating, thus affecting results of operations of the natural gas business and, to a lesser extent, of the refining and marketing business.

In 2007 Eni’s results were affected by the appreciation of the euro over the dollar (up 9.2%) and sharply lower realized refining margins reflecting a decrease in sour crude discounts that affected Eni’s complex refineries and lower margins for the refining’s secondary products (lubricants and bitumen). These negatives were partially offset by higher crude realizations (up 11.3% in dollar terms) supported by higher Brent prices averaging $72.52 per barrel in the year.

RESULTS
In 2007 Eni reported net profit of euro 10,011 million, up 8.6% from a year earlier. Net profit included an inventory holding gain of euro 499 million and special net gains of euro 42 million. Inventory holding gains and losses represent the difference between the cost of sales calculated using the cost of supplies incurred during the period and the cost of sales calculated using the weighted average cost method of inventory accounting. Special items for the year mainly related to: (i) certain non recurring risk provisions against ongoing European antitrust proceedings, partly offset by the curtailment of the provision accrued for post-retirement benefits for Italian employees following

RESULTS FOR THE YEAR
2005	(million euro)	2006	2007	Change	% Ch.
8,788	Net profit attributable to Eni	9,217	10,011	794	8.6
(759)	Exclusion of inventory holding (gain) loss	33	(499)
1,222	Exclusion of special items	1,162	(42)
	of which:
290	- non recurring items	239	35
932	- other special items	923	(77)
9,251	Eni’s adjusted net profit	10,412	9,470	(942)	(9.0)

Contents

ENI IN 2007 / GROUP RESULTS FOR THE YEAR

changes in applicable regulation, resulting in a net charge of euro 35 million; and (ii) special gains from an adjustment to deferred tax assets and liabilities for Italian subsidiaries and gains on the divestment of certain interests, partly offset by asset impairments, environmental charges and provisions for redundancy incentives, resulting in a net special gain of euro 77 million.
Excluding these inventory holding and special gains, the Group’s adjusted net profit for the year was euro 9,470 million, down 9% from a year earlier. For a full explanation of the management’s use of adjusted net profit and operating profit see our methodological note in the “Financial Information” section below.
The primary drivers of this decline in the Company’s underlying performance were the appreciation of the euro over the dollar, lower oil and gas production, rising upstream costs and higher exploratory expenditures, and weak margins on petroleum products and commodity chemicals. These negative impacts were partly offset by higher crude realizations in dollar and better operating performances achieved by the gas business and the oilfield services and construction business.

Return On Average Capital Employed (ROACE) calculated on an adjusted basis for 2007 was 19.3%, compared with 22.7% in 2006.

In 2007 reported net finance expense (euro 83 million) increased by euro 244 million from 2006 when a net finance income of euro 161 million was recorded. This change was mainly due to: (i) the recognition of lower gains on the fair value evaluation of certain financial derivatives instruments which do not meet the formal criteria to be assessed as hedges under IFRS; (ii) the increase in net finance expenses as a result of increased average net borrowings, as well as the impact of higher interest rates on euro loans (Euribor up 1.2 percentage points).
These negatives were partly offset by a net gain of euro 188 million recognized in connection with fair value evaluation through profit and loss account of both the 20% interest in OAO Gazprom Neft and the related call option granted by Eni to Gazprom related to this interest. This net gain is equal to the remuneration of the capital employed according to the contractual arrangements between the two parties (see below under the item “Acquisitions”).
Reported net income from investments in 2007	were euro 1,243 million, representing an increase of euro 340 million from 2006, and related mainly to: (i) Eni’s share of profit of equity-accounted affiliates (euro 773 million), (ii) net gains on divestment of certain interests in the Engineering & Construction business (totalling euro 290 million); and (iii) dividends received by certain affiliates operating mainly in the LNG sector (euro 170 million).

Reported income taxes were euro 9,219 million, down euro 1,349 million, or 12.8%, from 2006 mainly reflecting an adjustment to deferred tax assets and liabilities for Italian subsidiaries relating to certain amendments to the Italian tax regime, including a lower statutory tax rate, enacted by the 2008 Budget Law (euro 394 million). Moreover in 2006 deferred tax liabilities were recorded due to changes in the fiscal regimes of Algeria and the UK and charges regarding disputes on certain tax matters (totalling euro 347 million).
The Group tax rate (46%) declined by 5.8 percentage points from 2006 (51.8%) reflecting: (i) a lower share of profit before taxes generated by the Exploration & Production division; (ii) the above mentioned adjustment to deferred tax assets and liabilities for Italian subsidiaries; (iii) the recognition of gains on divestment of certain interests which were subject to lower taxation. These positives were partly offset by a higher tax rate recorded in the upstream business.

The decline in the Group adjusted net profit was due to the reduction of adjusted net profit reported in:
  Exploration & Production was down euro 788 million, or 10.8%, reflecting a lower operating performance (down euro 1,712 million, or 10.9%) impacted by the appreciation of the euro over the dollar (9.2%), lower production volumes sold (down 14.7 mmboe) and higher operating costs and higher exploratory expenses (an increase of euro 703 million; euro 840 million on a constant exchange rate basis). These negatives were partly offset by higher realizations in dollars (oil up 12.7%; natural gas up 2.2%).
  Refining & Marketing was down euro 310 million, or 49.3%, reflecting lower realized refining margins and the appreciation of the euro over the dollar. The negative result was also influenced by a lower operating performance in marketing activities in Italy.

Contents

ENI IN 2007 / GROUP RESULTS FOR THE YEAR

  Petrochemicals was down euro 117 million, or 67.2%, reflecting a decline in operating performance (down euro 129 million) resulting from lower selling margins of commodity chemicals.

These negatives were partly offset by the increased adjusted net profit reported in the:

  Engineering & Construction was up euro 258 million, or 64.5%, due to an improved operating performance (up euro 332 million) against the backdrop of favorable demand trends in oilfield services.
  Gas & Power was up euro 74 million, or 2.6%, due to a better operating performance (up euro 210 million, or 5.4%).

The break-down of adjusted net profit by division is shown in the table below:

ADJUSTED NET PROFIT BY DIVISION
2005	(million euro)	2006	2007	Change	% Ch.
6,186	Exploration & Production	7,279	6,491	(788)	(10.8)
2,552	Gas & Power	2,862	2,936	74	2.6
945	Refining & Marketing	629	319	(310)	(49.3)
227	Petrochemicals	174	57	(117)	(67.2)
328	Engineering & Construction	400	658	258	64.5
(297)	Other activities	(301)	(210)	91	30.2
(142)	Corporate and financial companies	54	(141)	(195)	..
(89)	Impact of unrealized profit in inventory (a)	(79)	(16)	63
9,710		11,018	10,094	(924)	(8.4)
	of which attributable to:
459	- Minority interest	606	624	18	3.0
9,251	- Eni	10,412	9,470	(942)	(9.0)

(a)	This item concerned mainly intragroup sales of goods, services and capital assets recorded at the period end in the equity of the purchasing business segment.

CAPITAL EXPENDITURES AND ACQUISITIONS
2007 Eni’s expenditures on capital and exploration projects amounted to euro 10,593 million, of which 84.7% related to the Exploration & Production, Gas & Power and Refining & Marketing businesses, representing a 35.2% increase on 2006.
Capital expenditures primarily related to: (i) development of oil and gas reserves (euro 4,788 million) deployed predominantly in Kazakhstan, Egypt, Angola, Italy and Congo, and exploration projects (euro 1,659 million) of which 94% was spent outside Italy, primarily in the Gulf of Mexico, Egypt, Norway, Nigeria and Brazil; (ii) development and upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 886 million) as well as upgrading of natural gas import pipelines to Italy (euro 253 million); (iii) ongoing construction of combined cycle power plants (euro 175 million); (iv) projects designed to upgrade the conversion capacity and flexibility of Eni’s refineries, including construction of a new hydrocracking unit at the Sannazzaro refinery, and to build and upgrade service stations (totalling euro 979 million); (v) upgrading of the fleet used in the Engineering & Construction division (euro 1,410 million).
Acquisitions amounted to euro 9,909 million (including

acquired net borrowings) and mainly related to: (i) a 60% interest in three Russian gas companies as part of the liquidation procedure of bankrupt Russian company Yukos. Through the same transaction Eni also purchased a 20% stake in the oil and gas company OAO Gazprom Neft. The cash consideration for these transactions amounted to euro 3.73 billion. Gazprom was

Contents

ENI IN 2007 / GROUP RESULTS FOR THE YEAR

granted a call option to purchase a 51% interest in those three gas companies and the 20% stake in OAO Gazprom Neft; (ii) the purchase of upstream assets in the Gulf of Mexico; (iii) the purchase of upstream assets onshore Congo; (iv) the purchase of a 24.9% interest in Burren Energy; (v) the acquisition of a further 16.11% stake in the Ceska Rafinerska in the Czech Republic increasing Eni’s ownership interest to 32.4%; (vi) the purchase of 102 retail fuel stations and related marketing assets located in the Czech Republic, Slovakia and Hungary; (vii) the purchase of a 13.6% stake in the Angola LNG consortium.

NET CASH PROVIDED BY OPERATING ACTIVITIES
Net cash provided by operating activities (euro 15,517 million) coupled with cash from divestments (euro 659 million) were more than offset by the cash outflows related to: (i) capital and exploratory expenditures totalling euro 10,593 million; (ii) the acquisition of investments and businesses (euro 9,909 million, including acquired net borrowings); (iii) dividend distribution to Eni’s shareholders and Eni share repurchases for a total cash return of euro 5,263 million, as well as minority dividend payments and share repurchases relating mainly to the listed subsidiaries Snam Rete Gas SpA and Saipem SpA (totalling euro 647 million).

NET BORROWINGS
Net borrowings at December 31, 2007 were euro 16,327 million, representing an increase of euro 9,560 million from December 31, 2006 mainly due to cash outflow needed to finance capital and exploratory expenditures and acquisitions. Debt and bonds amounted to euro 19,830 million, of which euro 8,500 million were short-term (including the portion of long-term debt due within twelve months for euro 737 million) and euro 11,330 million were long-term.

At December 31, 2007, leverage was 0.38, compared to 0.16 at December 31, 2006. On the basis of expected cash outflows for planned capital expenditures and shareholders remuneration and also assuming Eni’s scenario for Brent prices, management expects 2008 Group leverage to achieve a level that will be lower or higher than the level of 0.38 reported in 2007, depending on the exercising of the already mentioned call options by Gazprom.
Management targets a leverage ceiling of 0.40, which is consistent with the achievement of an efficient capital structure and the keeping of an appropriate level of financial flexibility.

DIVIDENDS AND SHARE REPURCHASES
In 2007 total cash dividends to Eni shareholders amounted to euro 4,583 million (euro 4,610 million in 2006) of which euro 2,384 million pertaining to the payment of the balance of the dividend for fiscal year 2006 and euro 2,199 million pertaining to the payment of an interim dividend for fiscal year 2007.

On April 22-29, 2008, the Annual Shareholders’ Meeting is convened to approve a unit dividend of euro 1.30 per share for fiscal year 2007 as proposed by Eni’s Board of Directors. This dividend proposal represents an increase of 4% compared to the unit dividend paid for fiscal year 2006 (euro 1.25 per share). If the proposal is approved by shareholders, in May 2008 Eni will pay a balance of euro 0.70 per share, taking into account the interim dividend of euro 0.60 per share already paid in October 2007.

From January 1 to December 31, 2007, a total of 27.56 million own shares were purchased by the company for a total amount of euro 680 million (or euro 24.694 per share). Since the inception of the share buy-back programme (September 1, 2000), Eni has repurchased 362.56 million shares, equal to 9.05% of outstanding capital stock, at a total cost of euro 6,193 million (or euro 17.081 per share), representing approximately 83.7% of the euro 7.4 billion plafond authorized by the Annual Shareholders’ Meeting.

In the future, management expects to continue to deliver industry-leading dividends to shareholders. Management also plans to continue paying dividends on an interim basis. Cash in excess (i.e. cash available after funding growth, paying dividend and maintaining a stable financial structure) will be returned to shareholders via continuing repurchase of own shares, until the limits set by applicable laws and/or Shareholders’ authorization are reached.

Contents

ENI IN 2007 / GROUP RESULTS FOR THE YEAR

MARKET RISK AND SENSITIVITY TO MARKET ENVIRONMENT
Market risk is the possibility that the exposure to fluctuations in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows.
Eni’s financial performance is particularly sensitive to changes in the price of crude oil and movements in the euro/US$ exchange rate. Overall, a rise in the price of crude oil has a positive effect on Eni’s results from operations due to an increase in revenues from oil and gas production. Conversely, a decline in crude oil prices reduces Eni’s results from operations. The impact of changes in crude oil prices on our downstream gas and refining and marketing businesses and petrochemical operations depends upon the speed at which the prices of finished products adjust to reflect changes in crude oil prices.
In addition, the Group’s activities are, to various degrees, sensitive to fluctuations in the euro/US$ exchange rate as commodities are generally priced internationally in US dollars or linked to dollar-denominated products as in the case of gas prices. Overall, an appreciation of the euro against the dollar reduces the Group’s results from operations, and vice versa.
The Company has developed policies aimed at managing the volatility inherent in certain of these natural business exposures and in accordance with these policies the Company enters into various transactions using derivative financial instruments (derivatives). Eni has adopted a centralized model for the conduct of its risk management activities providing all derivative transactions concerning currencies and interest rates to be executed by the central finance department. The commodity risk is managed by each business unit, while central departments ensure the negotiation of derivatives to hedge single transactions or Group’s net positions. Eni does not enter derivative transactions on a speculative basis.	Specifically, with regard to risks on changes in interest rates and foreign currency exchange rates the framework defined by Eni’s policies prescribes that measurement and control of market risk are to be performed on the basis of maximum tolerable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance departments define maximum tolerable levels of risk exposure, pooling and matching risk positions of Group’s companies. Measurement techniques followed by Eni are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company.

With regard to the commodity risk, Eni’s policies define rules to manage this risk aiming at the optimization of core activities and the pursuing of preset targets of industrial margins. The maximum tolerable level of risk exposure is pre-defined in terms of value-at-risk in connection with trading and commercial activities, while the strategic risk exposure – i.e. the impact on the Group’s business results deriving from changes in commodity prices – is monitored in terms of value-at-risk, albeit not hedged in a systematic way. Accordingly, Eni evaluates the opportunity to mitigate its commodity risk exposure by entering into hedging transactions in view of certain acquisition deals of oil and gas reserves as part of the Group’s strategy to achieve growth targets or ordinary asset portfolio management.

Contents

Eni
Agip KCO

Commitment to sustainable development and energy outlook

Contents

ENI IN 2007 / COMMITMENT TO SUSTAINABLE DEVELOPMENT AND ENERGY OUTLOOK

Commitment to sustainable development

2005	2006	2007

Employees in Italy at year-end	(units)	40,192	39,765	39,427
of which women		6,977	7,124	7,216
Employees outside Italy at year-end	(units)	32,066	33,807	36,435
of which women		3,578	3,660	3,904
Employees in research and development activities (at year-end)	(units)	1,420	1,160	1,082
Injury frequency rate (accidents per million hours worked)	(number)	3.17	3.16	3.01
Injury severity rate (day of absence per thousand hours worked)	(number)	0.10	0.09	0.10
Number of oil spills	(number)	335	230	368
Volumes of oil spills due to incidents	(barrels)	6,908	6,151	6,729
Volumes of oil spills due to sabotages	(barrels)	1,810	7,014	2,608
GHG emissions	(MtCO2eq)	61.86	61.36	67.44
Applications for patents	(number)	26	39	69
Research and development costs	(million euro)	204	220	208
Cost incurred for safety	(million euro)	391	394	468
Environmental expenditureS	(million euro)	1,080	1,160	1,063

Sustainability is an integral part of Eni’s culture and represents the engine of a process of continuous internal improvement. Eni’s actions are focused on empowering people, contributing to the development and welfare of communities where it operates, preserving the environment, investing in R&D, pursuing energy efficiency and mitigating the risks of climate change.
As a result of Eni’s renewed commitment to sustainability, 2007 marked Eni’s entry in the Dow Jones Sustainability World Index, in the FTSE4Good Index, in the CDP5 Climate Disclosure Leadership Index. In addition, Eni greatly improved its ranking in the GS SUSTAIN Focus List of Goldman Sachs (from the third to the second quartile) and in Fortune’s annual list of the 100 most sustainable companies (from the 28th to the 3rd place).	In 2007 our environmental and social performance was remarkable. Our safety parameters are at or in proximity of historical lows. In the year we contributed approximately euro 86 million for promoting local development and we steadily improved the energy efficiency of our refineries. We continued to make progress on projects in advanced solar technology that makes use of organic materials, geological sequestration and bio-fixation of CO2, and development of bio-fuels. We launched a number of company’s initiatives designed to better motivate and improve the wellbeing of all our employees.

More detailed information on the social and environmental performance of Eni is found on Eni’s website in the area Sustainability and in the Sustainability Report.

Contents

ENI IN 2007 / COMMITMENT TO SUSTAINABLE DEVELOPMENT AND ENERGY OUTLOOK

Challenges	Commitments	Results	Next steps
CORPORATE GOVERNANCE
Increasing focus on transparency and sustainability of corporate governance models and processes
  Supporting and strengthening a governance system compliant with international best practices;
  Adopting systematic stakeholders engagement, extending the debate on sustainability issues to all legitimate stakeholders.

  Eni’s entry in the Dow Jones Sustainability Index, in the FTSE4Good Index and in the CDP5 Climate Disclosure Leadership Index;
  Review and updating of the Code of Ethics;
  Issued guidelines on safety and promotion of Human Rights, to be implemented in contractual standards;
  Definition and implementation of the Sustainability organizational model;
  Surveys on main topics for stakeholders, to be disclosed in Eni reports;
  Launched an intranet section on Sustainability.

  Introduction of a new 231 Model, including health, safety and environmental risks;
  Definition of a training program for the members of the Board of Directors and of the Board of Statutory Auditors;
  Testing a new evaluation instrument on Human Rights risks, in sites located outside Italy;
  Opening of dedicated structures in emergent markets to contact and qualify suppliers;
  Definition of a constant and opened communication to shareholders.

PEOPLE
With the oil and gas sector expanding into new frontier areas, and growing focus being placed on the development of increasingly complex projects, the availability of highly-skilled staff has become of critical importance
  Creating a working environment of cooperation and participation, promoting sustainability and knowledge management at all levels of the organization;
  Attracting the best resources and motivating them by offering growth and career opportunities;
  Promoting health and guaranteeing the safety of employees, contractors and communities.

  Launch of a working climate analysis “Eni secondo te”;
  Launch of the Welfare Project;
  Introduction of Sustainability indicators in management objectives and performance assessment;
  Training program and change management plan focused on Leadership and Sustainability;
  Launch of the “Knowledge Owner” project and other policies aimed at managing Eni personnel;
  Launched the “Eni in forma” project and the first edition of the Master in Safety Management in Oil & Gas Industry;
  Better Frequency injury index;
  Implementation of a “Leadership in Safety” program in the Engineering & Construction division.

  Launch of new initiatives to help reconcile work-life needs, proposing a portfolio services to employees;
  Implementation of “Cascade initiatives” involving Eni people, taking into account also sustainability issues;
  Launch of new initiatives to retain and better allocate people with strategic know-how;
  Promotion of international professional experiences and definition of recruitment models abroad;
  Extension of health management system to all Countries in which Eni operates;
  Reduction of crashes rate by 4% in 2008;
  Realization of a safety program in the Gas & Power division and of a plan increasing safety working behalf Eni E&C and E&P divisions.

ENVIRONMENT
Meeting the growing worldwide demand for energy whilst reducing emissions and the impact on ecosystems
  Improving the effectiveness of management and reporting systems;
  Reducing the local environmental impact of operations by improving environmental performance and implementing initiatives for the conservation of biodiversity and the resource recovery.

  Identification and dissemination of best practices among environmental specialists;
  Conclusion of the Biodiversity project in Val d’Agri and start-up of projects in Ecuador and in the Arctic Sea;
  Testing of new VeLoNox gas burner in the electric sector;
  Reduction of volumes of oil spills.

  Introduction of ISO 14001 certifications in all Eni’s petrochemical sites;
  Implementation of an environmental system;
  Investments in plants to recover and reuse process and ground water in all main refineries;
  Definition of guidelines on the ecosystem and biodiversity conservation; development projects in partnership with international partners.

TECHNOLOGICAL INNOVATION, ENERGY EFFICIENCY AND RENEWABLE SOURCES
Strategic role of innovation in ensuring a sustainable use of energy sources and of fossil fuels in contributing to global climate change
  Maximizing the recoverability factor from existing reserves and protecting the environment and safety;
  Investing in innovative emerging solar technologies, to minimize the risk of climate change;
  Constantly anticipate regulations, evolution in fuel quality and promote and extend sale of new high performance fuels;
  Contributing to the achievement of targets set forth by under the Kyoto Protocol and to reducing the level of global CO2 emissions.

  Development of TAP technology for the long-distance transport of natural gas at high pressures;
  Launching of projects in solar energy conversion, biofuel production and CO2 capture and sequestration;
  Capture and conversion of CO2 through a project focused on the purification of waste water from refineries through the growth of biomass, which in turn can be used for the production of biofuels;
  Partnership with MIT to conduct research activities on solar energy.

  Development of new technologies for the production of biofuels;
  Development of flaring down projects in Nigeria, Congo and Libya;
  Building new cogenerative combined cycles;
  Progressing projects in solar energy conversion, biofuel production and CO2 capture and sequestration;
  Development of new technologies in the solar energy exploitation.

Contents

ENI IN 2007 / COMMITMENT TO SUSTAINABLE DEVELOPMENT AND ENERGY OUTLOOK

Challenges	Commitments	Results	Next steps
TERRITORIES AND COMMUNITIES
Expectations for local community involvement and support, promoting sustainable development of local communities
  Implementing effective initiatives and projects on communities and businesses, included in a cooperation and development plan related to territories;
  Contributing to the development of local communities.

  Implementation of Social Impact Assessment in Kazakhstan, Australia, India and Indonesia;
  Capital expenditures on community development;
  Implementation of initiatives and projects outlined with governments and public administrations in areas where Eni operates;
  Published payments to the Nigerian government, reflecting transparency principles for payments (EITI);
  Conducted Local content initiatives in Kazakhstan, Pakistan, Nigeria, India, Tunisia and Egypt;
  Launched the first project in Congo by Eni Foundation.

  Definition of guidelines for a new capital expenditures management model;
  Adoption of SIA and HIA methodologies in all main projects;
  Adoption of transparency principles for payments (EITI) in all Countries in which Eni operates and definition of Multistakeholder Working Group in Countries already following the mentioned principles;
  Local content objectives fully integrated in supply and contractual activities management;
  Implementation of guidelines on Human Rights.

CUSTOMERS
Serving customers with tailored and competitive policies, supplying value added services and increasing contact channels, confirm the importance of customers for Eni and of an efficient Customer Relationship Management system	Increasing quality of services and products; Protecting the environment and the safety of customers.
  Expansion of integrated offer of gas and electricity;
  Constant monitoring of customer satisfaction and planning of measures to meet the growing expectations of our customers, especially in the Refining & Marketing division;
  Implementation of the Network Excellence Project to increase customer loyalty, improve service quality and introduce new technologies and business support services;
  Launched the 30PERCENTO (30%) information campaign on energy efficiency;
  Further development and marketing of top quality products with low environmental impact.

  Improvement of drivers monitoring customer service quality;
  Training sections aimed at improving customer services;
  Follow up of the activities planned in the Leader project;
  Construction of Multienergy plants in the next three years;
  Follow up of 30PERCENTO information campaign;
  Introduction of new green fuels.

Human resources and organization

Eni’s employees represent an asset to be preserved, retained and enhanced. To attain this, we have developed a corporate culture based on strong ethical standards and the respect of human rights and programs to empower people based on careful, well tailored career paths.
Eni’s key priorities for its human resources are:
- To preserve, share and develop know-how for the development of Eni’s businesses;
- To develop its managers’ leadership and ability to understand and analyze market trends and business risks and opportunities;
- To invest in young, talented people in terms of development and retention;
- To improve the overall efficacy of managing and developing human resources considering the global role played by Eni in energy markets;	- To support employees’ engagement as a way to enhance the overall company performance.

Contents

ENI IN 2007 / COMMITMENT TO SUSTAINABLE DEVELOPMENT AND ENERGY OUTLOOK

MANAGING AND DEVELOPING HUMAN RESOURCES
We continued a number of initiatives designed to improve the effectiveness of human resources evaluation and development processes. Specifically, we successfully integrated our tools and methodologies to assess the capabilities of our management, resulting in an adequate support to the top management in implementing succession plans relevant to positions of major importance to the company. Career paths of high-profile, young managers were accelerated to higher responsibility positions.
We continued to rejuvenate our management, achieving a significant decrease in average age at all levels of management.

TRAINING
Eni considers training to be one of the key drivers in managing human resources. Our significant commitment to training is underpinned by the number of employees participating in training initiatives and the number of hours dedicated to it in Italy and outside Italy.	In 2007, expenditures for training amounted to euro 88 million, of which euro 28 million in Italy and euro 60 million outside Italy. A total of about 3,428,000 training hours were provided (1,430,000 in Italy and 1,998,000 outside Italy).

SAFETY
Eni is committed at protecting safety and health of its employees and of the communities, partners and other stakeholders involved at various degrees by the Company’s operations.
We intend to attain this by applying the highest reliability standards to all our operations, maintaining compliance with health and safety laws and regulations, adopting the best management systems and disseminating a safety culture within the workplace at each of our industrial sites. In 2007, safety parameters improved or confirmed the levels attained in 2006. The injury frequency rate was 3.01, down 5%, and the injury severity rate was 0.10 in line with 2006.

Responsibility towards the environment

Oil companies operations could potentially impact the environment in a significant way and are therefore subject to careful scrutiny by public opinion and stakeholders. Eni is fully committed to reducing the environmental footprint of its operations. We operate in a responsible manner wherever we do business by applying the most advanced management systems	and considering the economic and social needs of the communities involved by the Group’s activities. We recognize that the impact of GHG emissions on the environment and society may prove to be significant and we are engaged in reducing emissions, also by developing new technologies. Specifically, Eni is implementing plans for gas flaring reduction, energy saving and efficient use of renewable energy sources and projects aimed at finding solutions for the sequestration of CO2.

Contents

ENI IN 2007 / COMMITMENT TO SUSTAINABLE DEVELOPMENT AND ENERGY OUTLOOK

RATIONAL USE OF NATURAL RESOURCES
We manage natural resources aiming at their rational and sustainable use and conservation throughout all our operations.
The Company applies certain technologies and operating systems designed to control and reduce water consumption, also by means of treating and recycling volumes of water used in industrial processes.
Eni continues reducing the amounts of waste deriving from its production activities. However, as the Group is engaged in reclaiming and cleaning certain dismissed sites, waste from these activities continues increasing. Improvement plans are underway for the reduction of waste sent to landfills and by developing treatment and other forms of waste disposal.
The control of emissions into the atmosphere and in soils and waters is an area to which Eni pays special attention with its monitoring plans, as required for obtaining Integrated Environmental Authorizations, mandatory for any plant with an installed capacity higher than 50 MW.
In most of Eni’s production sites – refineries, petrochemical plants and oil centers – Eni is introducing monitoring and control systems of methane losses and emissions containing organic volatile compounds, with the aim of reducing emissions into the atmosphere.
As for integrated environmental management, Eni defined a single system for monitoring and collecting environmental data involving all business units. The system will be operational by the end of 2008 and will be used to meet the internal and external environmental reporting requirements of Eni.

MANAGING OPERATIONAL RISKS
The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, production of non biodegradable waste. All these events could possibly damage or even destroy plants, facilities, equipment and other property, cause injury or even death to persons or cause environmental damage.
The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity is performed through the adoption of procedures and effective pollution management systems tailored on the peculiarities of each business and industrial site and on steady enhancement of plants and processes. Additionally, coding activities and operating procedures allow to reduce the human component in the plant risk management.
The management system for HSE issues provides the prevention of risks, the systematic monitoring and control of HSE performances, in a continuous improvement cycle, also subject to audits by internal and independent experts. Eni has major facilities certified to international environmental standards, such as ISO14001, OHSAS 18001 and EMAS particularly in the Petrochemicals and Refining & Marketing businesses.

Community involvement

Eni recognizes the social and cultural values and the social and economic aspirations of the countries where it operates and is engaged in contributing to development in the societies where the Group conducts its operations. This means working in partnership with local communities to help them benefit from our activities, as well as supporting the attainment of higher living standards. For example, we have adopted comprehensive tools to assess the main impacts of Eni’s industrial projects on involved territories and communities. We promote the use of local contractors and suppliers and we train local staff. We also make direct contributions to communities through community programmes according to methodologies for analysis and implementation similar to those employed in project management.
In 2007 expenditures for communities amounted to euro 85.88 million.
In 2007, Eni developed social initiatives in Italy, Ecuador, Mali, Norway, East Timor, Australia, Libya, Pakistan, Indonesia, Nigeria and Kazakhstan.

Contents

ENI IN 2007 / COMMITMENT TO SUSTAINABLE DEVELOPMENT AND ENERGY OUTLOOK

These interventions mainly regarded the construction of facilities providing access to energy (electricity, gas) and water resources and upgrading local infrastructures, including the construction of schools and the execution of training programmes. Specific projects were deployed in Congo, where rice farming was developed, in Pakistan, where micro-irrigation schemes were introduced for a more efficient use of water, and funding small entrepreneurial initiatives.
We also promoted initiatives in the field of education and relevant infrastructures.
Main initiatives were deployed in:
- Nigeria, where we launched a project for developing local skilled labor and we built a training centre for handicapped people. We also provided 1,797 scholarships to students with an expenditure of approximately US $340,000;
- Libya, where a training program continued targeting the development of young Libyan graduates. In the year 40 persons were hired and 20 graduates were selected to start their training in 2008;
- Pakistan, where we built a training centre for women and a computer training centre and continued “EniScuola” project with the cooperation of the Eni Enrico Mattei Foundation.
Eni supports projects and programs for the improvement of health conditions and quality of life of populations by providing primary health care, prevention, health assistance and promoting vocational training. In Congo, Eni upgraded the Kento Muana project aimed at preventing the mother-child transmission of HIV targeted at approximately 15,000 women. It also increased its health structures and services in Indonesia, Libya and Ecuador. In Nigeria, a project organized by Unicef and sponsored by Eni provided services for the prevention of mother-child transmission of HIV in the Rivers and Bayelsa states. In Pakistan Eni opened 3 Community Health Centres and a facility for mothers and babies.

Technological Innovation

Eni’s efforts in the field of Research and Innovation are primarily aimed at reducing the costs of finding and recovering hydrocarbons, upgrading heavy oils, monetizing stranded gas and protecting the environment. Our significant research and innovation activities are coherent with our strategy, which posits technology as a key factor to increase our competitive advantage over the long-term, promoting sustainable growth and profitable partnerships with producing countries. Over the next four year period, we plan to significantly steep up our expenditures in research and innovation to the tune of approximately euro 1.7 billion to fund ongoing projects in our businesses as well as research in the field of renewable energy which could result in potentially break-trough technologies. Particularly, in the next four years we expect to fund euro 120 million to our “Along with Petroleum” programme that makes research in the field of renewable energy sources.

In 2007, Eni invested approximately euro 208 million in research and development activities (euro 220 million in 2006), of these 47% were directed to the Exploration & Production division, 32% to the Refining & Marketing division, 14% to the Petrochemical division and 7% to the Engineering & Construction division. Our research and development staff can count on 1,082 full-time employees. In 2007 a total 69 applications for patents were filed (39 in 2006). In the year we continued to progress our key projects.

Upstream technologies
Hydrocarbons research and recoverability
In the E&P division research was focused on numeric and high resolution geophysical prospecting techniques, geological simulation and field prospecting in Arctic environments.
The development of the proprietary seismic technology 3D Prestack Depth Migration Kirchoff True Amplitude

Contents

ENI IN 2007 / COMMITMENT TO SUSTAINABLE DEVELOPMENT AND ENERGY OUTLOOK

High Resolution (KTA Hi Res) continued with the aim of overcoming the current vertical and horizontal limitations in the construction of a seismic image of the subsoil and of reducing exploration and mineral risks. The first development phase of the seismic tomography technology (X-DVA) has been completed. Demonstrations in use of the proprietary CRS technology (3D Common Reflection Surface Stack) for prospecting in areas characterized by low seismic response have been performed.
Work continued for the implementation of technologies for the simulation of the behavior of fluids in the reservoir and the first stage of the project aiming at collecting seismic surveys in Arctic zones directly in the open sea (On Ice Seismic) has been completed.
Within Eni’s Drilling Advanced Technologies project aimed at developing and integrating advanced drilling of oil wells, the field application stage of some proprietary technologies began in Egypt and Italy. The Extreme Lean Profile technique (small diameter wells) allows to reach greater depths and/or to drill only the last part of the well with larger diameters.
The joint application of the Eni Circulation Device and Secure Drilling techniques allowed to complete the drilling of some high pressure and high temperature wells in the Egyptian offshore and in Italy thanks to improved safety in drilling operations.
The new non conventional well testing method based on the injection into the well of fluids compatible	with those contained in the field, has been developed and tested in a well for the delimitation of the Goliath field in Norway. This method avoids the emission of combustion residues and hydrocarbons in the atmosphere, thus reducing environmental and safety risks as compared to conventional methods. This is extremely useful in fields where extracted gas is associated to hydrogen sulphide (H2S), such as Kashagan, Karachaganak and Val d’Agri.

Eni completed the executive project for the construction of a pilot plant for the demonstrative storage of sulphur expected to start operations in 2008 based on Eni’s proprietary technology. Eni also completed the feasibility study for the new technology for the sweetening of natural gas and identified the location of a pilot plant.

Total conversion of the heavy barrel (EST)
Testing activities continued at the Taranto demonstration plant of Eni’s proprietary technology EST (Eni Slurry Technology). We executed technical and economic assessments that confirmed that the EST technology provides competitive advantages as compared to the conversion technologies available on the market for both upstream applications to upgrade non conventional crude, including oil from tar sands, and downstream applications to process heavy residues from distillation and visbreaking. In 2007 Eni filed 5 patent applications.

Gas to liquids project (GTL) In the Gas to liquids project (GTL) with the cooperation of IFP/Axens, Eni completed the tests on the catalytic performance and the mechanical stability of the catalyst	for the Fischer-Tropsch synthesis. The catalyst is expected to be produced in the first half of 2008 by Axens in the Salindres plant in France and later tested on a pilot GTL plant at our Sannazzaro refinery.

Contents

ENI IN 2007 / COMMITMENT TO SUSTAINABLE DEVELOPMENT AND ENERGY OUTLOOK

Downstream gas technologies
Natural gas high pressure transport (TAP)
In the Gas & Power division, test activities progressed on the natural gas high pressure transport project. Once implemented on an industrial scale, this technology is expected to provide an advanced long distance, high capacity, high pressure and high grade solution for:
- gas transport on distances over 3,000 kilometers;
- natural gas volumes to be transported of about 20-30 billion cubic meters/year;
- pressure equal to or higher than 15 MPa;
- use of high and very high grade steel.
This technology allows the exploitation of stranded gas and the reduction of the consumption of gas in transit in compression stations.

TAP project - One of the pilot lines in X100 steel at the Perdasdefogu experimental military polygon in Sardinia.

In 2007, testing was completed on pilot lines in X100 steel at the Perdasdefogu experimental military polygon in Sardinia. Projects on intermediate transport pressure in traditional environments and projects for high pressure transport in non conventional environments characterized by non standard environmental and geological conditions are under definition for 2008-2011.

Downstream oil technologies
Eni continued to upgrade its “Blu” line of fuels. In 2007 it launched BluDieselTech, a new diesel fuel adjusted to the requirements for detergence of new generation diesel engines. In addition to the keep clean function, BluDieselTech provides a clean up function which guarantees clean operations also to engines with a very high numbers of kilometers. It also has a very low level of sulphur (less than 10 ppm) anticipating the specifications that will be mandatory from 2009.
As for gasolines, Eni is studying innovative solutions aimed at new generation engines with high fuel efficiency (low powered and overfueled vehicles). In 2007 Eni filed a patent application.
In synergy with the new fuels, Synt 2000, the Agip branded flagship lubricant, has been upgraded in order to meet the requirements of the most recent API specifications for cars. In 2007 Eni also developed a new lubricant with a high level of fuel economy totally compatible with after treatment systems based on innovative proprietary components. This new product can be considered the first of a series of engine lubricants suitable to meet the environmental sustainability required by the Euro 5 standard and for later ones. In 2007 Eni filed 2 patent applications.

Green Diesel
This process, developed in cooperation with UOP by means of the Ecofining™ technology, consists in the hydrocracking of vegetable oils yielding an oxygen free hydrocarbon product which is a component of a diesel fuel. This biofuel called Green Diesel has a markedly higher quality than conventional biodiesel obtained by means of the transesterification of fatty acid methyl ester (FAME). The development project provides for a direct passage to industrial scale. In 2007 the basic design of an industrial plant for the production of 250 ktonnes/year of Green Diesel from soy and/or palm oil has been completed. A patent application was filed.

Contents

ENI IN 2007 / COMMITMENT TO SUSTAINABLE DEVELOPMENT AND ENERGY OUTLOOK

Energy outlook

Source: Eni's estimates

The global energy scenario is complex and several uncertainties exist regarding the future of energy and the role of international oil companies. Growing worldwide population and the expected increase in global output will drive the need for more, affordable, reliable and cleaner energy in the foreseeable future. We believe that hydrocarbons will continue to represent the most important energy source for the foreseeable future due to their availability, flexibility of use and lower production costs compared to alternative sources. On the contrary, with current technology, we expect that renewable sources will be able to contribute only marginally to global energy needs due to high costs and low productivity per unit of space employed. In this context, international oil companies are facing increased competition for accessing reserves, increasing production costs and scarcity of human and technical resources. On top of that, host countries are claiming increasingly high shares of reserves and profits. All these factors are forcing international oil companies to move to frontier areas (e.g. deep waters, harsh environments, Arctic areas, remote areas) where development projects are capital intensive and more expensive and riskier than in conventional areas. The protection of the (local and global) environment, climate changes and more in general the sustainability matter are the other fundamental issues facing oil companies in pursuing their purpose of delivering efficient, affordable and cleaner energy to worldwide markets per annum in the 2005-2020 period.

Crude oil is expected to confirm its leading role in satisfying energy needs.
Eni expects global oil demand to grow at an annual average rate of 1.4%, up to 102 mmbbl/d. Supplies of oil are expected to grow substantially.

Global demand for natural gas is forecast to grow at 2.8% annually through to 2020. The higher pace of growth of gas reflects the superior advantages ensured by gas in the power generation, in terms of higher efficiency and lower emissions of combined-cycle plants compared to other fossil fuels.

Contents

ENI IN 2007 / COMMITMENT TO SUSTAINABLE DEVELOPMENT AND ENERGY OUTLOOK

Particularly, gas consumption in Europe is expected to grow at an average annual rate of 2-3% to 2020. Imports of gas and LNG are projected to increase, covering more than 85% of European gas needs.

Another issue is represented by the existence of significant bottlenecks in refined product availability on the most important consumer markets. This has been driven by reduced spare refining capacity and poor adequacy of refinery plants relative to crude qualities available on the marketplace and demand needs in a number of geographic areas. We expect a global repositioning of the refining industry towards oil producing countries in the Middle East or fast growing countries, mainly India and China.

CONCLUSION
Our belief is that one of the most interesting options for the oil industry is represented by the full exploitation of already identified resources. Eni is committed to developing and improving upstream technologies, aimed at maximizing the recoverability factors from existing reservoirs. Enhanced oil and gas recovery techniques can also represent a lever for accessing abundant non conventional resources (extra heavy oil and bitumen, tar sands, tight gas and coal bed methane).

Secondly, we will leverage the expected growth in global gas demand. Differentiating itself from other international oil companies, Eni has a strong core of gas midstream and downstream activities and competences in its portfolio, as confirmed by its leadership in the European gas sector. In addition we are an industry leader in the use of cogeneration, a much more efficient way to produce power and steam.

Thirdly, we are working on advanced models of partnership with host countries and national oil companies to better address their expectations and claims in terms of both developing resources also by means of projects integrated along the value chain, and contributing to the promotion of better living standards of local communities.

Finally, we intend to effectively manage one of the biggest challenges for international oil companies. This is the need to meet rising energy demand while mitigating the environmental impact deriving from the use of hydrocarbons and risks of climate change. To attain this, we continue investing in technological innovation, energy efficiency and preservation, and reduction of GHG emissions. Specifically, we are implementing plans for gas flaring reduction, energy saving and efficiency improvement and we are funding R&D projects targeting a more efficient exploitation of renewable energy sources (e.g. solar, biofuels), the development of processes for the capture and geologic confinement of CO2 (technically feasible but still requiring testing for proving efficacy, cost efficiency and safety in the long term) and biofixation of CO2.

Contents

Contents

ENI IN 2007 / FINANCIAL INFORMATION

Financial Information

SUMMARY OF ACCOUNTING POLICIES AND PRACTICES

Eni prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Union. Differences in certain respects between IFRS as endorsed by the EU and IFRS as issued by IASB are on matters that do not relate to Eni. On this basis, Eni’s financial statements are fully in compliance with IFRS as issued by IASB.

The consolidated financial statements of Eni include the accounts of the parent company Eni SpA and all significant subsidiaries in which Eni directly or indirectly holds the majority of voting rights or is otherwise able to exercise control as in the case of “de facto” controlled entities. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities. Immaterial subsidiaries, jointly controlled entities, and other entities in which the group is in a position to exercise a significant influence through participation in the financial and operating policy decisions of the investee are generally accounted for under the equity method.

Revenues arising from the sale of goods and services are recognized when the significant risks and rewards of ownership have passed to the buyer and they can be reliably measured.
Revenues associated with the sale of oil, natural gas, liquefied natural gas, petroleum and petrochemical products are recognized when the products are shipped or delivered and title passes to the customer. Revenue recognition in the Engineering & Construction division is based on the stage of completion of contracts as measured on the cost-to-cost basis applied to contractual revenues.

Stock-based compensation to employees is recognized in the profit and loss account based on the fair value of grants awarded to the employee; the portion relevant to the year is calculated pro rata over the vesting period of relevant grants.

Eni enters into various derivative financial transactions to manage exposures to certain market risks, including foreign currency exchange rate risks, interest rate risks and commodity risks. From January 1, 2005, such derivative financial instruments are assets and liabilities recognized at fair value starting on the date on which a derivative contract is entered into and are subsequently reassessed at fair value. Derivatives are designated as hedges when the hedging relationship between the hedged item or transaction and the hedging instrument is highly effective and formally documented. Changes in the fair value of hedging derivatives are recognized: (i) for fair value hedges, hedging the exposure to changes in the fair value of a recognized asset or liability, in the profit and loss account; (ii) for cash flow hedges, hedging exposure to variability in cash flows, the effective portion is recognized directly in equity, while the ineffective portion is recognized in profit or loss; subsequently amounts taken to equity are transferred to the profit and loss account when the hedged transaction affects profit or loss. Changes in fair value of derivatives held for trading purposes, i.e. derivatives for which the hedging relationship is not formally documented or is ineffective, are recognized in profit or loss. Eni does not enter into derivative transactions on a speculative basis.

Inventories of crude oil, natural gas and oil products are stated at the lower of cost and net realizable value. Cost is determined based on the weighted-average cost method. Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis.

Property, plant and equipment is stated at cost less any accumulated depreciation, depletion and amortization charges and impairment losses. Depreciation, depletion and amortization of oil and gas properties (capitalized costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas) is calculated based on the Unit-Of-Production (UOP) method on proved reserves or proved developed reserves. Other property, plant and equipment is depreciated on a straight-line basis over its expected useful life. Exploratory costs (costs associated with exploratory activities for oil and gas including geological and geophysical exploration costs and exploratory drilling well expenditures) are capitalized and fully amortized as incurred. Intangible assets are initially stated at cost. Intangible

Contents

ENI IN 2007 / FINANCIAL INFORMATION

assets having a defined useful life are amortized systematically, based on the straight-line method. Goodwill and intangibles lacking a defined useful life are not amortized but are reviewed periodically for impairment. Eni assesses its property, plant and equipment and intangible assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying values of the assets may not be recoverable. Indications of impairment include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. The recoverability of an asset or group of assets is assessed by comparing the carrying value with the recoverable amount represented by the higher of fair value less costs to sell and value in use. In assessing value in use, the Group makes an estimate of the future cash flows expected to be derived from the use of the asset on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Oil, natural gas and petroleum products prices used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years of the estimate and management’s long-term planning assumptions thereafter. Future cash flows are discounted to take into account the implicit risk in the sectors where the entity operates and the time value of money.

Asset retirement obligations, that may be incurred for the dismantling and removal of assets and the reclamation of sites, are evaluated estimating the costs to be incurred when the asset is retired. Future estimated costs are discounted if the effect of the time value of money is material. Initial estimate is reviewed periodically to reflect changes in circumstances and other factors surrounding the estimate, including the discount rates. The company recognizes material provisions for asset retirement in the upstream business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as indeterminate settlement dates for the asset retirement prevent estimation of the fair value of the associated asset retirement obligation.

Provisions, including environmental liabilities, are recognized when the group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The initial estimate to settle the obligation is discounted when the effect of the time value of money is material. The estimate is reviewed periodically to take account of changes in costs expected to be incurred to settle the obligation and other factors, including changes in the discount rates.

Eni is a party to a number of legal proceedings arising in the ordinary course of business. Although Eni’s management does not currently expect a material adverse effect on Eni’s liquidity and results of operations on the basis of information available to date and taking account of existing provisions, there can be no assurance that in the future Eni will not incur material charges in connection with pending litigations as new information becomes available and new developments may occur. For further information about pending litigations, see “Legal proceedings”, Note 28 to the consolidated financial statements of Eni’s Annual Report 2007.

The preparation of consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates made are based on complex or subjective judgements, past experience other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgements and estimates to be used in the preparation of consolidated financial statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the company uses its best estimates and judgements, actual results could differ from the estimates and assumptions used.

For further information regarding Eni’s significant accounting policies, see “Summary of significant accounting policies” and “Use of accounting estimates” in the Notes to the consolidated financial statements of Eni’s Annual Report 2007.

Contents

ENI IN 2007 / FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

PROFIT AND LOSS ACCOUNT	(million euro)	2005	2006	2007

Revenues
Net sales from operations	73,728	86,105	87,256
Other income and revenues	798	783	827
	74,526	86,888	88,083
Operating expenses
Purchases, services and other	(48,567)	(57,490)	(58,179)
- of which non-recurring charge	(290)	(239)	(91)
Payroll and related costs	(3,351)	(3,650)	(3,800)
- of which non-recurring income			83
	(51,918)	(61,140)	(61,979)
Depreciation, depletion, amortization and impairments	(5,781)	(6,421)	(7,236)
OPERATING PROFIT	16,827	19,327	18,868
Finance income (expense)
Finance income	3,131	4,132	4,600
Finance expense	(3,497)	(3,971)	(4,683)
	(366)	161	(83)
Income from investments
Share of profit (loss) of equity-accounted investments	737	795	773
Other gain (loss) from investments	177	108	470
	914	903	1,243
PROFIT BEFORE INCOME TAXES	17,375	20,391	20,028
Income taxes	(8,128)	(10,568)	(9,219)
NET PROFIT	9,247	9,823	10,809
Attributable to:
- Eni	8,788	9,217	10,011
- Minority interest	459	606	798

Contents

ENI IN 2007 / FINANCIAL INFORMATION

BALANCE SHEET	(million euro)	Dec. 31, 2006	Dec. 31, 2007

ASSETS
Current assets
Cash and cash equivalents	3,985	2,114
Other financial assets held for trading or available for sale:	972	2,909
- Equity instruments		2,476
- Other securities	972	433
Trade and other receivables	18,799	20,676
Inventories	4,752	5,499
Current tax assets	116	703
Other current tax assets	542	833
Other current assets	855	1,080
Total current assets	30,021	33,814
Non-current assets
Property, plant and equipment	44,312	50,137
Other assets	629	563
Inventories-Compulsory stock	1,827	2,171
Intangible assets	3,753	4,333
Equity-accounted investments	3,886	5,639
Other investments	360	472
Other financial assets	805	923
Deferred tax assets	1,725	1,915
Other non-current receivables	994	1,110
Total non-current assets	58,291	67,263
Assets classified as held for sale		383
TOTAL ASSETS	88,312	101,460
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	3,400	7,763
Current portion of long-term debt	890	737
Trade and other payables	15,995	17,116
Income tax payables	1,640	1,688
Other tax payables	1,190	1,383
Other current liabilities	634	1,556
Total current liabilities	23,749	30,243
Non-current liabilities
Long-term debt	7,409	11,330
Provisions	8,614	8,486
Provisions for employee post-retirement benefits	1,071	935
Deferred tax liabilities	5,852	5,471
Other non-current liabilities	418	2,031
Total non-current liabilities	23,364	28,253
Liabilities directly associated with the assets classified as held for sale		97
TOTAL LIABILITIES	47,113	58,593
Shareholders’ equity
Minority interest	2,170	2,439
Eni shareholders’ equity
Share capital	4,005	4,005
Other reserves	6,013	5,019
Retained earnings	25,168	29,591
Treasury shares	(5,374)	(5,999)
Interim dividend	(2,210)	(2,199)
Net profit for the period	9,217	10,011
Total Eni shareholders’ equity	39,029	40,428
TOTAL SHAREHOLDERS’ EQUITY	41,199	42,867
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	88,312	101,460

Contents

ENI IN 2007 / FINANCIAL INFORMATION

STATEMENTS OF CASH FLOW	(million euro)	2005	2006	2007

Net profit for the year	9,247	9,823	10,809
Depreciation, depletion and amortization	5,509	6,153	7,029
Revaluations, net	(288)	(386)	(494)
Net change in provisions for contingencies	1,279	(86)	(122)
Net change in the provisions for employee benefits	18	72	(67)
Gain on disposal of assets, net	(220)	(59)	(309)
Dividend income	(33)	(98)	(170)
Interest income	(214)	(387)	(603)
Interest expense	654	346	523
Exchange differences	(64)	6	(119)
Income taxes	8,128	10,568	9,219
Cash generated from operating profit before changes in working capital	24,016	25,952	25,696
(Increase) decrease:
- inventories	(1,402)	(953)	(1,117)
- trade and other receivables	(4,413)	(1,952)	(655)
- other assets	351	(315)	(362)
- trade and other payables	3,030	2,146	360
- other liabilities	12	50	107
Cash from operations	21,594	24,928	24,029
Dividends received	366	848	658
Interest received	214	395	333
Interest paid	(619)	(294)	(555)
Income taxes paid	(6,619)	(8,876)	(8,948)
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,936	17,001	15,517
Investing activities:
- tangible assets	(6,558)	(6,138)	(8,532)
- intangible assets	(856)	(1,695)	(2,061)
- consolidated subsidiaries and businesses	(73)	(46)	(4,759)
- investments	(54)	(42)	(4,890)
- securities	(464)	(49)	(76)
- financing receivables	(683)	(516)	(1,646)
- change in payables and receivables in relation to investments and capitalized depreciation	149	(26)	185
Cash flow from investments	(8,539)	(8,512)	(21,779)
Disposals:
- tangible assets	99	237	172
- intangible assets	13	12	28
- consolidated subsidiaries and businesses	252	8	56
- investments	178	36	403
- securities	369	382	491
- financing receivables	804	794	545
- change in payables and receivables in relation to disposals	9	(8)	(13)
Cash flow from disposals	1,724	1,461	1,682
Net cash used in investing activities	(6,815)	(7,051)	(20,097)
Proceeds from long-term debt	2,755	2,888	6,589
Repayments of long-term debt	(2,978)	(2,621)	(2,295)
Increase (decrease) in short-term debt	(317)	(949)	4,467
	(540)	(682)	8,761
Net capital contributions by minority shareholders	24	22	1
Net acquisition of treasury shares different from Eni SpA	(30)	(477)	(340)
Acquisitions of additional interests in consolidated subsidiaries	(3)	(7)	(16)
Sale of additional interests in consolidated subsidiaries		35
Dividends paid to:
- Eni’s shareholders	(5,070)	(4,610)	(4,583)
- Minority interest	(1,218)	(222)	(289)
Net purchase of treasury shares	(987)	(1,156)	(625)
Net cash used in financing activities	(7,824)	(7,097)	2,909
Changes in cash and cash equivalents not related to inflows/outflows from operating, investing or financing activities
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(38)	(4)	(40)
Effect of exchange rate changes on cash and cash equivalents	71	(197)	(160)
Net cash flow for the period	330	2,652	(1,871)
Cash and cash equivalents - Beginning of year	1,003	1,333	3,985
Cash and cash equivalents - End of year	1,333	3,985	2,114

Contents

ENI IN 2007 / FINANCIAL INFORMATION

NON-GAAP MEASURES

Reconciliation of reported operating profit and net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment.

The taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, to which the Italian statutory tax rate of 33% is applied.

Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of above mentioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments.

Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

ENI IN 2007 / FINANCIAL INFORMATION

2007
(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	13,788	4,127	729	74	837	(444)	(217)	(26)	18,868
Exclusion of inventory holding (gains) losses		44	(658)	(6)					(620)
Exclusion of special items
of which:
Non-recurring (income) charges	(11)	(61)	35	(2)	(4)	61	(10)		8
Other special (income) charges:	274	(18)	223	24	7	176	44		730
environmental charges		15	128			210	12		365
asset impairments	226		58			6			290
risk provisions			9			13			22
provision for redundancy incentives	6	38	31	24	7	18	32		156
other	42	(71)	(3)			(71)			(103)
Special items of operating profit	263	(79)	258	22	3	237	34		738
Adjusted operating profit	14,051	4,092	329	90	840	(207)	(183)	(26)	18,986
Net financial (expense) income (a)	44	11		1		(8)	(154)		(106)
Net income from investments (a)	176	420	126	1	80	5	4		812
Income taxes (a)	(7,780)	(1,587)	(136)	(35)	(262)		192	10	(9,598)
Tax rate (%)	54.5	35.1	29.9						48.7
Adjusted net profit	6,491	2,936	319	57	658	(210)	(141)	(16)	10,094
of which:
- adjusted net profit of Minority interest									624
- Eni’s adjusted net profit									9,470

Eni’s reported net profit									10,011
Exclusion of inventory holding (gains) losses									(499)
Exclusion of special items:									(42)
- non-recurring (income) charges									35
- other special (income) charges									(77)
Eni’s adjusted net profit									9,470

(a)	Excluding special items.

Contents

ENI IN 2007 / FINANCIAL INFORMATION

2006
(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses		(67)	215	(60)					88
Exclusion of special items
of which:
Non-recurring (income) charges		55	109	13		62			239
Other special (income) charges:	183	92	147	94	3	261	56		836
environmental charges		44	111			126	11		292
asset impairments	231	51	14	50	1	22			369
gains on disposal of assets	(61)								(61)
risk provisions			8	31		75			114
provision for redundancy incentives	13	37	47	19	2	17	43		178
other		(40)	(33)	(6)		21	2		(56)
Special items of operating profit	183	147	256	107	3	323	56		1,075
Adjusted operating profit	15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net financial (expense) income (a)	(59)	16				(7)	205		155
Net income from investments (a)	85	489	184	2	66	5			831
Income taxes (a)	(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)
Tax rate (%)	53.9	34.8	35.4						48.7
Adjusted net profit	7,279	2,862	629	174	400	(301)	54	(79)	11,018
of which:
- adjusted net profit of Minority interest									606
- Eni’s adjusted net profit									10,412

Eni’s reported net profit									9,217
Exclusion of inventory holding (gains) losses									33
Exclusion of special items:									1,162
- non-recurring (income) charges									239
- other special (income) charges									923
Eni’s adjusted net profit									10,412

(a)	Excluding special items.

Contents

ENI IN 2007 / FINANCIAL INFORMATION

2005
(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Exclusion of inventory holding (gains) losses		(127)	(1,064)	(19)					(1,210)
Exclusion of special items
of which:
Non-recurring (income) charges		290							290
Other special (income) charges:	311	47	421	78	7	638	149		1,651
environmental charges		31	337			413	54		835
asset impairments	247	1	5	29	4	75	2		363
provisions to the reserve for contingencies			39	36		126			201
increase insurance charges	57	6	30	17		4	64		178
provision for redundancy incentives	7	8	22	4	3	6	29		79
other		1	(12)	(8)		14			(5)
Special items of operating profit	311	337	421	78	7	638	149		1,941
Adjusted operating profit	12,903	3,531	1,214	261	314	(296)	(228)	(141)	17,558
Net financial (expense) income (a)	(80)	37					(296)		(339)
Net income from investments (a)	10	370	231	3	141	(1)	23		777
Income taxes (a)	(6,647)	(1,386)	(500)	(37)	(127)		359	52	(8,286)
Tax rate (%)	51.8	35.2	34.6						46.0
Adjusted net profit	6,186	2,552	945	227	328	(297)	(142)	(89)	9,710
of which:
- adjusted net profit of Minority interest									459
- Eni’s adjusted net profit									9,251

Eni’s reported net profit									8,788
Exclusion of inventory holding (gains) losses									(759)
Exclusion of special items:									1,222
- non-recurring (income) charges									290
- other special (income) charges									932
Eni’s adjusted net profit									9,251

(a)	Excluding special items.

Contents

ENI IN 2007 / FINANCIAL INFORMATION

BREAKDOWN OF SPECIAL ITEMS	(million euro)	2005	2006	2007

Non-recurring charges (income)	290	239	8
of which:
- curtailment recognized of the reserve for post-retirement benefits for Italian employees			(83)
- provisions and utilizations against antitrust proceedings and regulations	290	239	91
Other special charges (income)	1,651	836	730
Environmental charges	835	292	365
Asset impairments	363	369	290
Gains on disposal of property, plant and equipment		(61)
Risk provisions	379	114	22
Provisions for redundancy incentives	79	178	156
Other	(5)	(56)	(103)
Special items of operating profit	1,941	1,075	738
Net finance (expense) income	27	(6)	(23)
Net income from investments	(137)	(72)	(321)
of which:
- gain on the disposal of Italiana Petroli (IP)	(132)
- gain on Galp Energia SGPS SA (divestment of assets to Rede Electrica National)		(73)
- gain on divestment of Haldor Topsøe AS and Camom SA			(290)
Income taxes	(609)	165	(610)
of which:
- adjustment to deferred tax for Italian subsidiaries			(394)
- supplemental tax rate UK		91
- wind-fall tax Algeria		179
- tax proceeding in Venezuela		77
Total special items of net profit	1,222	1,162	(216)
attributable to:
- Minority interest			(174)
- Eni			(42)

Contents

ENI IN 2007 / FREQUENTLY USED TERMS

Frequently Used Terms

For a reconciliation of summarized Group balance sheet and summarized Group cash flow Statement with the corresponding statutory tables see Eni’s 2007 Annual Report, Reconciliation of summarized Group balance sheet and Statement of cash flows to statutory schemes, pages 80-83.

SUMMARIZED GROUP BALANCE SHEET
Summarized Group Balance Sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the Summarized Group Balance Sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

SUMMARIZED GROUP BALANCE SHEET	(million euro)	Dec. 31, 2006	Dec. 31, 2007

Fixed assets
Property, plant and equipment, net	44,312	50,137
Other assets	629	563
Inventories - compulsory stock	1,827	2,171
Intangible assets	3,753	4,333
Equity-accounted investments and other investments	4,246	6,111
Receivables and securities for financing operating activities	557	725
Net payables related to capital expenditures	(1,090)	(1,191)
	54,234	62,849
Net working capital
Inventories	4,752	5,499
Trade receivables	15,230	15,609
Trade payables	(10,528)	(11,092)
Tax payables and provision for net deferred tax liabilities	(5,396)	(4,412)
Provisions	(8,614)	(8,486)
Other current assets and liabilities:
- equity instruments		2,476
- other (a)	(641)	(2,600)
	(5,197)	(3,006)
Provisions for employee post-retirement benefits	(1,071)	(935)
Net assets held for sale including related borrowings		286
CAPITAL EMPLOYED, NET	47,966	59,194
Shareholders’ equity
Eni shareholder’s equity	39,029	40,428
Minority interest	2,170	2,439
	41,199	42,867
Net borrowings	6,767	16,327
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	47,966	59,194

(a)	Include receivables and securities for financing operating activities for euro 248 million at December 31, 2007 (euro 245 million at December 31, 2006) and securities covering technical reserves of Eni’s insurance activities for euro 368 million (euro 417 million at December 31, 2006).

NET BORROWINGS AND LEVERAGE
Eni evaluates its financial condition by reference to net borrowings, which is the measure of total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.

Contents

ENI IN 2007 / FREQUENTLY USED TERMS

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt, and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.
In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

NET BORROWINGS AND LEVERAGE	(million euro)	Dec. 31, 2006	Dec. 31, 2007

Total debt	11,699	19,830
- Short-term debt	4,290	8,500
- Long-term debt	7,409	11,330
Cash and cash equivalents	(3,985)	(2,114)
Securities not related to operations	(552)	(174)
Non-operating financing receivables	(395)	(1,215)
Net borrowings	6,767	16,327
Shareholders’ equity including minority interest	41,199	42,867
Leverage	0.16	0.38

SUMMARIZED GROUP CASH FLOW STATEMENT AND CHANGE IN NET BORROWINGS
Eni’s Summarized Group Cash Flow Statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurred from the beginning of period to the end of period and changes in net borrowings (deriving from the summarized cash flow statement) occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange differences.

SUMMARIZED GROUP CASH FLOW STATEMENT	(million euro)	2005	2006	2007

Net profit	9,247	9,823	10,809
Adjustments to reconcile to cash generated from operating income before changes in working capital:
- amortization and depreciation and other non monetary items	6,518	5,753	6,346
- net gains on disposal of assets	(220)	(59)	(309)
- dividends, interest, taxes and other changes	8,471	10,435	8,850
Cash generated from operating income before changes in working capital	24,016	25,952	25,696
Changes in working capital related to operations	(2,422)	(1,024)	(1,667)
Dividends received, taxes paid, interest (paid) received during the period	(6,658)	(7,927)	(8,512)
Net cash provided by operating activities	14,936	17,001	15,517
Capital expenditures	(7,414)	(7,833)	(10,593)
Investments and purchase of consolidated subsidiaries and businesses	(127)	(95)	(9,665)
Disposals	542	328	659
Other cash flow related to capital expenditures, investments and disposals	293	361	(35)
Free cash flow	8,230	9,762	(4,117)
Borrowings (repayment) of debt related to financing activities	(109)	216	(479)
Changes in short and long-term financial debt	(540)	(682)	8,761
Dividends paid and changes in minority interests and reserves	(7,284)	(6,443)	(5,836)
Effect of changes in consolidation and exchange differences	33	(201)	(200)
NET CASH FLOW FOR THE PERIOD	330	2,652	(1,871)

Contents

ENI IN 2007 / FREQUENTLY USED TERMS

CHANGE IN NET BORROWINGS	(million euro)	2005	2006	2007

Free cash flow	8,230	9,762	(4,117)
Net borrowings of acquired companies	(19)		(244)
Net borrowings of divested companies	21	1
Exchange differences on net borrowings and other changes	(980)	388	637
Dividends paid and changes in minority interests and reserves	(7,284)	(6,443)	(5,836)
CHANGE IN NET BORROWINGS	(32)	3,708)	(9,560)

ROACE
Return on Average Capital Employed for the Group, on an adjusted basis is the return on Group average capital invested, calculated as the ratio between net adjusted profit before minority interests, plus net finance charges on net borrowings, less the related tax effect and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, rectified from the related tax effect.
ROACE by business segment is determined as the ratio between adjusted net profit and net average capital invested pertaining to each business segment and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the business segment specific tax rate).

ROACE Return On Average Capital Employed	(million euro)	2005	2006	2007

Adjusted net profit	9,710	11,018	10,094
Exclusion of after-tax finance expenses/interest income	42	46	174
Adjusted net profit unlevered	9,752	11,064	10,268
Adjusted capital employed, net:
- at the beginning of the year	45,983	49,692	47,966
- at the year end	48,933	47,999	58,695
Adjusted average capital employed, net	47,458	48,846	53,331
ROACE adjusted (%)	20.5	22.7	19.3

TSR (Total Shareholder Return)
Measures the total return of a share calculated on a yearly basis, based on the change in price from the beginning to the end of year, and dividends distributed and reinvested at the ex-dividend date.

ADJUSTED EBITDA
EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit on a pro forma basis. This performance indicator, which is not a GAAP measure under either IFRS or U.S. GAAP, includes:
- Adjusted EBITDA of Eni’s wholly owned subsidiaries.
- Eni’s share of adjusted EBITDA of Snam Rete Gas (56%, taking into account the amount of own shares purchased by Snam Rete Gas), which is fully consolidated when preparing consolidated financial statements in accordance with IFRS.
- Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRS purposes.
Management also evaluates performance in Eni’s Gas & Power division on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

Contents

ENI IN 2007 / FREQUENTLY USED TERMS

PRODUCTION SHARING AGREEMENTS (PSA)
In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its capital invested (profit oil) after costs incurred are repaid by cost oil. A similar scheme applies to buy-back contracts.

POSSIBLE RESERVES
Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

PROBABLE RESERVES
Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.

PROVED RESERVES
Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time of the estimate and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

RECOVERABLE RESERVES
Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

RESERVE REPLACEMENT RATIO
Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of property or upstream assets, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices.

RESERVE LIFE INDEX
Ratio between the amount of reserves at the end of the year and total production for the year.

RESOURCE BASE
Oil and gas volumes contained in a reservoir as ascertained based on available engineering and geological data (sum of proved, probable and possible reserves) plus volumes not yet discovered but that are expected to be eventually recovered from the reservoir net of a risk factor (risked exploration resources).

Contents

ENI IN 2007 / FREQUENTLY USED TERMS

ABBREVIATIONS

mmcf	=	million cubic feet	kbbl	=	thousand barrels
bcf	=	billion cubic feet	mmbbl	=	million barrels
mmcm	=	million cubic meters	bbbl	=	billion barrels
bcm	=	billion cubic meters	ktonnes	=	thousand tonnes
boe	=	barrel of oil equivalent	mmtonnes	=	million tonnes
kboe	=	thousand barrel of oil equivalent	toe	=	tonne of oil equivalent
mmboe	=	million barrel of oil equivalent	btu	=	british thermal unit
bboe	=	billion barrel of oil equivalent	/d	=	per day
bbl	=	barrels	/y	=	per year

ENERGY CONVERSION TABLE

Oil
(average reference density 32.35 °API, relative density 0.8636)
1 barrel	(bbl)	158.987	l oil (1)	0.159	m3 oil	162.602	m3 gas			5,742	ft3 gas
						5,800,000	btu
1 barrel/d	(bbl/d)	~50	t/year
1 cubic meter	(m3)	1,000	l oil	6.29	bbl	1,033	m3 gas			36,481	ft3 gas
1 tonne oil equivalent	(toe)	1,160.49	l oil	7.299	bbl	1.161	m3 oil	1,187	m3 gas	41,911	ft3 gas
Gas

1 cubic meter	(m3)	0.976	l oil	0.00615	bbl	35,314.67	btu			35.315	ft3 gas
1,000 cubic feet	(ft3)	27.637	l oil	0.1742	bbl	1,000,000	btu	27.317	m3 gas	0.02386	toe
1,000,000 british thermal unit	(btu)	27.4	l oil	0.17	bbl	0.027	m3 oil	28.3	m3 gas	1,000	ft3 gas
1 tonne LNG	(tLNG)	1.2	toe	8.9	bbl	52,000,000	btu			52,000	ft3 gas
										1,400	m3 gas
Electricity

1 megawatthour=1,000 kWh	(MWh)	93.532	l oil	0.5883	bbl	0.0955	m3 oil	96.621	m3 gas	3,412.14	ft3 gas
1 teraJoule	(TJ)	25,981.45	l oil	163.42	bbl	25.9814	m3 oil	26,939.46	m3 gas	947,826.7	ft3 gas
1,000,000 kilocalories	(kcal)	108.8	l oil	0.68	bbl	0.109	m3 oil	112.4	m3 gas	3,968.3	ft3 gas

(1)	l oil: liters of oil.

Conversion of mass
	kilogram (kg)	pound (lb)	metric ton (t)
kg	1	2.2046	0.001
lb	0.4536	1	0.0004536
t	1,000	22,046	1
Conversion of length
	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1
Conversion of volumes
	cubic foot (ft3)	barrel (bbl)	liter (l)	cubic meter (m3)
ft3	1	0	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m3	35.3107	6.2898	10[3]	1

Contents

ENI IN 2007 / DIRECTORS AND OFFICERS

Directors and Officers

Eni’s Board of Directors

1	2	3	4	5

1. Roberto Poli - Chairman
Roberto Poli was appointed Chairman of Eni SpA in May 2002. He is currently President of Poli e Associati SpA, a consulting firm for corporate finance, mergers, acquisitions and reorganizations. From 1966 to 1998 he was Professor of Business Finance at the Università Cattolica of Milan. He is a partner of one of the most important firms for corporate finance and legal affairs.
He is a director in important companies such as Mondadori SpA, Fininvest SpA, Merloni Termosanitari SpA, Coesia SpA, Maire Technimont SpA and Perennius Capital Partners SGR SpA. He has been an advisor for extraordinary finance operations for some of the most important companies in Italy. He has also been Chairman of Rizzoli-Corriere della Sera SpA and Publitalia SpA.

2. Paolo Scaroni - Group Chief Executive Officer and General Manager
Paolo Scaroni was appointed CEO of Eni SpA in June 2005. He obtained an economics degree from Milan’s Bocconi University in 1969 and an MBA from Columbia Business School in 1973. For a year following business school, he was an associate at McKinsey & Company. From 1973 to 1985, he held a series of positions with Saint Gobain, culminating with his appointment as President of the Saint Gobain flat glass division. In 1985, Paolo Scaroni became CEO of Techint. During his time at Techint, he was also Vice President of Falck and executive Vice President of SIV, a joint venture between Techint and Pilkington plc. He joined Pilkington in 1996 and was CEO until May 2002. From May 2002 to May 2005 he was CEO of Enel, Italy’s leading electricity utility. Paolo Scaroni is a member of the Board of Assicurazioni Generali, London Stock Exchange Group plc (LSEG), of Veolia Environnement (Paris), of the Board of Overseers of Columbia Business School (New York) and of the Board	of Fondazione Teatro alla Scala. He was Chairman of Alliance Unichem plc (UK) from 2005 to July 2006. In November 2007 he was made member of the prestigious Légion d’honneur of France.

3. Alberto Clô
Alberto Clô is Associate Professor of Industrial Economics at the University of Bologna and was Minister of Industry and Minister of Foreign Trade ad interim in 1995 and 1996. During the Italian presidency of the European Union he was chairman of the European Union Board of Industry and Energy Ministers. In 1996 he was awarded the title of Cavaliere di Gran Croce al Merito of the Republic of Italy. Until December 31, 2007 he was member of the Board of Directors of ASM Brescia SpA. He is non-executive director of Atlantia SpA, Italcementi SpA and De Longhi SpA

4. Renzo Costi
Renzo Costi is a lawyer and served as a magistrate from 1964 to 1968. He is currently professor of company law at the University of Bologna. He was founder, and is currently co-editor, of the magazines “Giurisprudenza Commerciale”, “Banca Impresa e Società” and “Banca, Borsa e titoli di credito”. He is a member of the Board of Directors of Editrice Il Mulino SpA.

5. Dario Fruscio
Dario Fruscio is a chartered accountant, public auditor and consultant; he is currently Professor of Economics and Management at the University of Pavia and taught at the Accademia Nazionale della Guardia di Finanza of Bergamo. He has been Chairman of Italia Turismo SpA since May 2004 and independent director of Eni SpA since 2002. On January 30, 2008, he resigned from Eni’s Board of Directors.

Contents

ENI IN 2007 / DIRECTORS AND OFFICERS

6	7	8	9

6. Marco Pinto
Marco Pinto is a magistrate and public notary and has previously held various positions as a civil and administrative judge. Since December 2004 he has been professor of the Higher School of Economics and Finance. In 1994 he held the position of Legal Counsel and head of the Legislative Department of the Ministry of Foreign Trade and the Ministry of Economics and Finance. From December 2004 to April 2005 he was head of the staff of the Vice President of the Council of Ministers. Since June 2005 he has been Deputy Head of the staff of the Minister of Economics and Finance.

7. Marco Reboa
Marco Reboa is a chartered accountant and auditor.
He is professor of law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza and author of essays on corporate governance, economic and legal issues. He is the editor of “Rivista dei Dottori Commercialisti” and is a professional advisor in Milan. He is a member of the Board of Directors of Seat PG SpA, Interpump SpA, IMMSI SpA and Intesa Private Banking SpA. He is Chairman of the Board of Statutory Auditors of Luxottica Group SpA.	8. Mario Resca
Mario Resca is Chairman of Italia Zuccheri SpA (formerly Eridania SpA), Casinò di Campione SpA and Confimprese. He is Director of Mondadori SpA, ARFIN SpA (insurance) and Finance Leasing SpA. He is Vice Chairman and Venture Partner of McDonald’s Development Italia, Inc. In 1974 he was appointed director of Biondi Finanziaria (Fiat Group) and from 1976 to 1991 he was partner of Egon Zehnder.
In this period he was appointed director of Lancôme Italia and of companies belonging to the Rizzoli-Corriere della Sera Group and Versace Group. From 1995 to 2007 he was Chairman and CEO of McDonald’s Italia. He is Chairman of the American Chamber of Commerce. He also served as Chairman of Sambonet SpA, Kenwood Italia SpA and was a founding partner of Eric Salmon & Partners.

9. Pierluigi Scibetta
Pierluigi Scibetta is a chartered accountant and auditor and has been appointed director and auditor at a number of public bodies and companies. In 2003 he was appointed director of the Istituto Superiore per la previdenza e la sicurezza sul lavoro and of the Gestore del Mercato Elettrico SpA. He is Professor of Environmental Economics at the University of Perugia. He is the author of numerous studies and essays in political economics and administrative law and a professional advisor.

Board Committees

Internal Control Committee: Marco Reboa - Chairman, Alberto Clô, Renzo Costi and Pierluigi Scibetta.

Compensation Committee: Mario Resca - Chairman, Renzo Costi, Marco Pinto and Pierluigi Scibetta.	International Oil Committee: Alberto Clô - Chairman, Dario Fruscio, Marco Reboa and Paolo Scaroni.

Contents

ENI IN 2007 / DIRECTORS AND OFFICERS

Group Officers

Paolo Scaroni
Chief Executive Officer and General Manager
of the parent company
Marco Mangiagalli
Chief Financial Officer
Stefano Lucchini
Senior Vice President for Public Affairs and Communication
Massimo Mantovani
Senior Vice President for Legal Affairs
Rita Marino
Senior Vice President for Internal Audit
Leonardo Maugeri
Senior Vice President for Strategies and Development
Sergio Polito
Senior Vice President for Procurement
Salvatore Sardo
Senior Vice President for Human Resources & Business Services
Roberto Ulissi
Senior Vice President for Corporate Affairs and Governance
Raffaella Leone
Executive Assistant to the Chief Executive Officer

Eni Divisions Officers

EXPLORATION & PRODUCTION
Stefano Cao
General Manager
Roberto Casula
Senior Vice President for Sub-Saharan Africa Region
Claudio Descalzi
Deputy Chief Operating Officer - Business Management
Paolo Formica
Senior Vice President for Russia Project
Andrea Forzoni
Senior Vice President for Australasia and the Middle East Region
Gino Giannone
Senior Vice President for Europe Region
Guido Michelotti
Senior Vice President for the Kazakhstan programme

F. Arisi Rota
Senior Vice President for Americas Region
Innocenzo Titone
Senior Vice President for Reserves
Antonio Vella
Senior Vice President for North Africa Region
Umberto Vergine
Senior Vice President for Technologies and Business Services

GAS & POWER
Domenico Dispenza
General Manager
Marco Alverà
Senior Vice President for Supply and Portfolio Development
Francesco Caria
Senior Vice President for Sales to Business Italy
Laura Cioli
Senior Vice President for Retail and Power Market
Francesco Giunti
Senior Vice President for Risk Management, Portfolio Balancing and Relations with Authorities
Camillo M. Gloria
Senior Vice President for Sales outside Italy
Carlo Eligio Gramola
Senior Vice President for Investments and Technical Services
Marco Toletti
Manager for Sales to Wholesalers Italy

REFINING & MARKETING
Angelo Caridi
General Manager
Alberto Alberti
Senior Vice President Refining
Angelo Fanelli
Senior Vice President Marketing

ENGINEERING & CONSTRUCTION
Pietro Franco Tali
Chairman
Hugh O’ Donnell
Chief Executive Officer

Board of Statutory Auditors 1. Paolo Andrea Colombo - Chairman Statutory Auditors 2. Filippo Duodo 3. Edoardo Grisolia 4. Riccardo Perotta 5. Giorgio Silva	External Auditors PricewaterhouseCoopers SpA

Contents

ENI IN 2007 / DIRECTORS AND OFFICERS

Remuneration Remuneration earned in 2007 by members of the Board of Directors, General Managers and other managers with strategic responsibilities is reported in the table below.	Remuneration earned by managers who held a position in 2007 for a fraction of the year is reported too.

(thousand euro)

Name	Position (a)	Emoluments for service at Eni SpA	Non-cash benefits	Bonuses and other incentives (b)	Salaries and other elements	Total
BOARD OF DIRECTORS

Roberto Poli		Chairman	765	16	388		1,169
Paolo Scaroni		CEO	430	62	1,277	1,016	2,785
Alberto Clô	Non-executive	Director	138		10		148
Renzo Costi	Non-executive	Director	134		10		144
Dario Fruscio (c)	Non-executive	Director	126		10		136
Marco Pinto	Non-executive	Director	133		10		143
Mario Resca	Non-executive	Director	130		10		140
Marco Reboa	Non-executive	Director	148		10		158
Pierluigi Scibetta	Non-executive	Director	134		10		144

GENERAL MANAGERS

Stefano Cao	Exploration & Production	1	551		935		1,487
Domenico Dispenza	Gas & Power	1	457		654		1,112
Angelo Taraborrelli (e)	Refining & Marketing	1	386	(d)	340		727
Angelo Caridi	Refining & Marketing	1			210		211
Other managers with strategic responsibilities (g)		10	2,570		3,229	(h)	6,109

(a)	The term of position ends with the Shareholders’ Meeting approving financial statements for the year ending December 31, 2007.
(b)	Based on performance achieved in 2006.
(c)	Resigned from the Board of Directors on January 30, 2008.
(d)	Amounts referred to the period of duration of the task from January 1 to August 2, 2007.
(e)	In office until August 2, 2007.
(f)	Appointed by the Board of Directors on August 3, 2007.
(g)	These managers together with the CEO and the General Managers are permanent members of Eni’s Steering Committee.
(h)	Includes also indemnities paid upon termination of employment contract.

Follows a description of each element of remuneration:
  in the column “Emoluments for service at Eni SpA” are reported emoluments paid to non-executive and executive directors for service rendered, fixed fees paid to Directors attending the Board’s Committees, and fees paid to Statutory Auditors. Emoluments earned by the Chairman and the CEO include also the portion awarded for the powers delegated to them by the Board;
  “Non-cash benefits” comprise amounts referring to all fringe benefits, including insurance policies;

  “Bonuses and other incentives” comprise: (i) performance bonuses awarded in the year to Directors and the Chairman of the Board based on the performance of Eni share as compared with the performance of the seven largest international oil companies for market capitalization, taking account of the dividend paid; (ii) performance bonuses awarded in the year to both the Chairman and the CEO in connection with the power delegated to them by the Board, based on the achievement of specific company targets; and (iii) performance bonuses awarded in the year to the CEO, in his position as General Manager of the parent company, the General Managers of Eni’s divisions and other managers with strategic responsibilities based on the achievement of specific financial, operational and strategic targets and of individual performance targets pertaining to their respective business or functional units;

Contents

ENI IN 2007 / DIRECTORS AND OFFICERS

  “Salaries and other elements” report base salaries paid to the CEO, the General Mangers of Eni’s divisions and other managers with strategic responsibilities, and indemnities paid upon termination of the employment contract.

Long-term incentive schemes
In March 2006, the Board of Directors approved a new long-term incentive scheme for senior managers of Eni Group companies (excluding listed subsidiaries), as proposed by the Compensation Committee.
This new scheme is designed to motivate more effectively and retain managers, linking incentives to targets and performance achieved in a tighter way than in previous incentives schemes. This new incentive scheme applies to the 2006-2008 three year period and is composed of a deferred monetary bonus, linked to the achievement of certain business growth and operating efficiency targets, and stock option grants based on the achievement of certain targets in terms of total shareholder return.

Deferred monetary bonus
This leg of the long-term incentive scheme provides a basic bonus paid after three years according to a variable amount equal to a percentage ranging from 0 to 170% of the amount established for the target performance in relation to the performances achieved in a three-year period as approved by the Board of Directors. Performances are measured in terms of achievement of annual EBITDA targets preset for the 2006-2008 period, as assessed by comparing actual yearly results with set targets under a constant trading environment.
The following table sets out the basic bonus awarded in the year 2007 to the CEO and to the General Managers of Eni’s Divisions, and the total amount awarded to other managers with strategic responsibilities.

(thousand euro)

NAME		DEFERRED BONUS AWARDED

Paolo Scaroni	CEO and General Manager of Eni	787
Stefano Cao	General Manager of the E&P Division	380
Domenico Dispenza	General Manager of the G&P Division	268
Angelo Taraborrelli	General Manager of the R&M Division (a)	236
Angelo Caridi	General Manager of the R&M Division (b)	140	(c)
Other managers with strategic responsibilities (d)		1,126

(a)	Position held until August 2, 2007.
(b)	Appointed on August 3, 2007.
(c)	Assigned on July 25, 2007, by Saipem to Angelo Caridi who held the position of CEO of Snamprogetti SpA, until August 2, 2007.
(d)	No. 7 managers.

Stock option plan
Eni can award share options to Group managers holding strategic positions or positions of significant responsibility for the achievement of the Company’s results. This incentive scheme is designed to ensure that managers’ interests are aligned with those of shareholders and to stimulate entrepreneurial behavior on part of managers.
Differently from previous schemes, the 2006-2008 stock option plan introduced a performance	condition upon which grants can be exercised. The Board of Directors determines the number of grants to be awarded after a three-year vesting period upon verification of performances achieved. The amount of grants is determined in a percentage ranging from 0% to 100% of the amount underlying each year of the plan, depending on the performance of Eni shares measured in terms of Total Shareholders Return as compared to that achieved by a panel of major international oil companies in terms of market

Contents

ENI IN 2007 / DIRECTORS AND OFFICERS

capitalization. Grants awarded at the end of the vesting period can be exercised in the subsequent three years. Under this plan, the Board resolved to make available 6,128,000 options pertaining to 2007 with a strike price equal to euro 27.451 and 7,050,000 options at a strike price of euro 23.119, pertaining to 2006.	At December 31, 2007, a total of 17,699,625 options were outstanding for the purchase of an equal amount of ordinary Eni shares, carrying an average strike price of euro 23.822.

The following is a summary of stock options activity for the years 2006 and 2007:

2006	2007

(euro)	Number of shares	Weighted average exercise price	Market price (a)	Number of shares	Weighted average exercise price	Market price (a)

Options as of January 1	13,379,600	17.705	23.460	15,290,400	21.022	25.520
New options granted	7,050,000	23.119	23.119	6,128,500	27.451	27.447
Options exercised in the period	(4,943,200)	15.111	23.511	(3,028,200)	16.906	25.338
Options cancelled in the period	(196,000)	19.119	23.797	(691,075)	24.346	24.790
Options outstanding as of December 31	15,290,400	21.022	25.520	17,699,625	23.822	25.120
of which exercisable at December 31	1,622,900	16.190	25.520	2,292,125	18.440	25.120

(a)	Market price relating to new rights assigned, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of the official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of assignment; (ii) the date of the recording in the securities account of the managers to whom the options have been assigned; (iii) the date of the unilateral termination of employment for rights cancelled). Market price of shares referring to options as of the beginning and the end of the year, is the price recorded at December 31.

Contents

ENI IN 2007 / DIRECTORS AND OFFICERS

The fair value of stock options granted during the years ended December 31, 2006 and 2007 of euro 2.89 and euro 2.98 respectively, was calculated applying the Black-Scholes method	The following table presents the amount of stock options awarded to Eni’s CEO, General Managers and other managers with strategic responsibilities.

CEO and General Manager of Eni	General Manager E&P Division	General Manager G&P Division	General Manager R&M Division	General Manager R&M Division	Other managers with strategic responsibilities (a)
Paolo Scaroni (b)	Stefano Cao	Domenico Dispenza	Angelo Taraborrelli (c)	Angelo Caridi (d)

Options outstanding at the beginning of the period:
- number of options		1,380,000	314,500	137,00	269,500	(e)	238,000	54,500	73,500	(f)	926,500
- average exercise price	(euro)	22.801	21.641	22.244	3.988		20.624	19.896	17.519		21.709
- average maturity in months		73	70	65	73		68	74	67		69
Options granted during the period:
- number of options		573,000	155,500	110,000			96,500		48,500	(f)	472,500
- average exercise price	(euro)	27.451	27.451	27.451			27.451		26.521		27.451
- average maturity in months		72	72	72			72		72		72
Options exercised at the end of the period:
- number of options			63,500	14,500			73,000	24,000			46,000
- average exercise price	(euro)		16.576	15.013			15.431	16.576			13.743
- average market price at date of exercise	(euro)		27.529	24.721			25.774	25.306			24.756
Options outstanding at the beginning of the period:
- number of options		1,953,000	406,500	232,500	269,500	(e)	261,500	30,500	122,000	(f)	1,353,000
- average exercise price	(euro)	24.165	24.655	25.159	3.988		24.593	22.509	21.098		23.985
- average maturity in months		63	62	60	61		62	67	60		61

(a)	No. 7 managers.
(b)	The assignment to the CEO has been integrated by a deferred bonus linked to the market performance of Eni shares, to be paid after a three year period and corresponding to 96,000 options with a strike price of euro 23.100 and a vesting period of three years.
(c)	In office until August 2, 2007.
(d)	Appointed on August 3, 2007.
(e)	Options on Snam Rete Gas shares: assigned by the company to Domenico Dispenza who held the position of Chairman of Snam Rete Gas until December 23, 2005.
(f)	Options on Saipem shares: assigned by the company to Angelo Caridi who held the position of CEO of Snamprogetti until August 2, 2007.

Overall remuneration of key management personnel
On the whole, remuneration of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive	and non-executive directors, General Managers and other managers holding strategic responsibilities[1] amounted to euro 25 million for 2007 as recognized in the profit and loss account. The break-down is as follows:

(million euro)	2006	2007
Fees and salaries	16	17
Post employment benefits	1	1
Other long-term benefits	3	3
Fair value stock grants/options	3	4
	23	25

(1)	These managers together with the CEO and the General Managers are permanent members of Eni’s Steering Committee.

Contents

ENI IN 2007 / INVESTORS INFORMATION

Investor Information

ANNUAL GENERAL MEETING
The 2008 Annual Shareholders’ Meeting is convened to approve 2007 financial statements and dividend proposal on April 22-29, 2008, on first and second call respectively, in Rome at Eni’s headquarters, Via del Serafico, 89/91, at 10:00 am (CET).

A notice convening the meeting is published on March 20, 2008, on the Official Gazette of the Republic of Italy and can be found at Eni website www.eni.it /Media/Notices in newspapers.

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in Eni ADRs register of JPMorgan Chase Bank, N.A. by March 25, 2008 will be entitled to participate in the Meeting or to exercise votes by mail, after having complied with the deposit and registration requirements. Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are entitled to assist at the Meeting upon written request to be made to JPMorgan Chase Bank, N.A., ADRs Depositary.

Eni SpA’s Corporate Secretary is available for any further information Shareholders may need at the toll-free number 800 94 09 24 (for calls from abroad Italy: 800 11 22 34 56) or fax number + 39 0659822233.

The Notice and the documentation regarding the Shareholders’ Meeting will be available on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the above-mentioned toll-free numbers.

The Shareholders’ Meeting is also convened to renew corporate bodies on June 9 and 10, 2008, on first and second call respectively.
The notice convening the meeting will be published on the Official Gazette of the Republic of Italy and will be found at Eni website www.eni.it /Media/Notices in newspapers, in accordance with deadlines provided by applicable Italian laws.	DIVIDENDS
Eni announces dividends on its ordinary shares in terms of euro. In the Annual Shareholders’ Meeting, shareholders approve the dividend proposal made by the Board. For the fiscal year 2007, the Board proposed a dividend of euro 1.30 per share.
Eni paid an interim dividend for fiscal year 2007 amounting to euro 0.60 per share to shares on the register at the ex-dividend date (October 23, 2007). Following shareholders approval, the balance of euro 0.70 to the amount proposed by the Board is scheduled for May 22, 2008 (being the ex-dividend date May 19, 2008).
Holders of ADRs will receive euro 1.40 per ADR, payable on May 22, 2008 to ADR holders as of the May 19, 2008 record date. Eni intends to continue paying interim dividends in the future.

Following Italian tax laws in force from January 1, 2004, dividends do not entitle to a tax credit and are either subject to a withholding tax or partially cumulated to the receiver’s taxable income, depending on the receiver fiscal status.
Holders of ADRs receive their dividends in US dollars. The rate of exchange used to determine the amount in dollars is equal to the official rate recorded on the date of dividend payment in Italy (May 22, 2008).
On ADR payment date, JPMorgan Chase Bank, N.A. pays the dividend less the amount of withholding tax under Italian law (currently 27%) to all Depository Trust Company Participants, representing payment of Eni SpA’s gross dividend.
Under a convention between the United States of America and Italy for the Avoidance of Double Taxation (“Treaty”), US residents who hold less than 10% of the Company, as defined in the Treaty, can effectively reduce the tax liability on dividends, from 27% to 15%. By submitting to JPMorgan Chase Bank, NA (“JPMorgan”) certain required documents with respect to each dividend payment, US holders of ADRs will enable the Italian Depositary bank and JPMorgan as ADR Depositary to pay the dividend at the reduced withholding tax rate of 15%.
US shareholders can obtain relevant documents as well as a complete instruction packet to benefit from this tax relief by contacting Eni’s Corporate Secretary or JPMorgan - Globe Tax Services at 1-800-929-5484.

Contents

ENI IN 2007 / INVESTORS INFORMATION

  Annual Report 2007 (www.eni.it >Publications) a comprehensive report on Eni’s activities and results for the year.
  Fact Book 2007 (www.eni.it >Publications), a report on Eni’s businesses, strategies, objectives and development projects.
  Sustainability Report 2007 (www.eni.it >Publications>Sustainability) provides readers with a thorough presentation of Eni’s commitment to the global sustainability issue. It describes the main interactions of Eni’s activities on human resources, the environment, communities and the territory, focusing on improvement targets and results achieved.
  The World Oil and Gas Review (www.eni.it >Publications>Economic and Energy Analyses) provides economic and energy historical series of the World Energy and Economic Atlas. Readers can use and aggregate individual statistics. The review is available in both full and abridged versions, and downloadable as a pdf file. Requests for printed copies should be made to: worldoil&gasreview@eni.it
  Code of Practice (www.eni.it >Publications>Corporate Responsibility). Information regarding Eni’s Corporate Governance guidelines as well as Eni’s By-laws and charts of the Board’s Committees can be found in www.eni.it/The Company>Corporate Governance.

These and other Eni publications are available on Eni’s internet site www.eni.it, in the section Publications. Shareholders may receive a hard copy of Eni’s publications, free of charge, by filling in the request form found in the section Publications or through an email request addressed to segreteriasocietaria.azionisti@eni.it or to investor.relations@eni.it.
Any other information relevant to shareholders and investors can be found at Eni’s website under the “Investor Relations” section.

FINANCIAL CALENDAR
The dates of the Board of Directors’ meetings to be held during 2008 in order to approve/review the Company’s quarterly and semi-annual, and annual preliminary results are the following:
  Results for the first quarter
  of 2008
  Results for the second quarter and first half of 2008 and proposal of interim dividend for the financial year 2008
  Results for the third quarter of 2008
  Preliminary full-year results for the year ending December 31, 2008 and dividend proposal for the financial year 2008
April 24, 2008 July 30, 2008 October 30, 2008 February 2009
Related press releases are normally issued on the following day the event.

Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock:
euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
San Donato Milanese (MI) - Via Emilia, 1
San Donato Milanese (MI) - Piazza Ezio Vanoni, 1

CONTACTS
E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel. +39-0252051651 - Fax +39-0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel.: 212 648 3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel.: 617 575 4328

Design: Apr - Rome - Italy
Cover: Grafica Internazionale - Rome - Italy
Layout and supervision: Korus Srl - Rome - Italy
Printing: Marchesi Grafiche Editoriali - Rome - Italy
Printed on environmental frindly paper: Fedrigoni Symbol
Freelife Satin

Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it

00045

ENI S.P.A.

ORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON JUNE 9 AND JUNE 10, 2008
ON FIRST AND SECOND CALL, RESPECTIVELY

REPORT ON THE PROPOSALS OF THE BOARD OF DIRECTORS
TO THE SHAREHOLDERS’ MEETING

The Italian text prevails over the translation into English

ENI S.P.A.

ORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON JUNE 9 AND JUNE 10, 2008
ON FIRST AND SECOND CALL, RESPECTIVELY

Report on the proposals of the Board of Directors to the Shareholders’ Meeting

ITEM 1

DETERMINATION OF THE NUMBER OF THE BOARD OF DIRECTORS’ MEMBERS

To the Shareholders:
the Shareholders’ Meeting has been called to appoint the new Board of Directors, having the current Board of Directors been appointed by the Shareholders’ Meeting held on May 27, 2005. Pursuant to Article 17, first Paragraph, of the By-laws, the Company is managed by a Board of Directors made up by a minimum of three to a maximum of nine members. The determination of such number is submitted to the Shareholders’ Meeting.
The Shareholders’ Meeting held on May 27, 2005 set in nine the number of the Directors. Pursuant to said Article, according to Law No. 474 dated July 30, 1994, the Minister of Economy and Finance, in agreement with the Minister of the Economic Development, may appoint another Board member, with no voting rights.

In order to ensure that the Board may adequately face the tasks connected with the dimensions and complexity of Eni Group, the Board proposes to set at nine the number of Directors to be appointed by the Shareholders’ Meeting.

To the Shareholders:
You are invited to approve the proposal of setting at nine the number of the Directors to be appointed by the Shareholders’ Meeting.

ITEM 2

DETERMINATION OF THE DIRECTORS’ TERM

To the Shareholders:
pursuant to Article 17, second Paragraph, of the By-laws, the Board of Directors’ members are to be elected for a term up to three financial years.
To ensure adequate continuity in the management of the Company, the Board proposes to set the term of office of the Directors to be appointed to three financial years, this term expiring on the date of approval of Eni 2010 Financial Statements.

To the Shareholders:
You are invited to approve the proposal to set the term of office of the Directors to be appointed to three financial years, this term expiring on the date of the Shareholders’ Meeting convened to approve Eni 2010 Financial Statements.

ITEM 3

APPOINTMENT OF THE DIRECTORS

To the Shareholders:
pursuant to Article 17, third Paragraph, of the By-laws, the Board of Directors, except for the member appointed pursuant to Law No. 474 dated July 30, 1994, is appointed by the Shareholders' Meeting on the basis of lists presented by Shareholders and by the Board of Directors; in such lists the candidates must be listed in numerical order.
Candidate lists presented by the Shareholders must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least ten days before the date set for the first call of the Shareholders' Meeting.
Each Shareholder may present or take part in the presenting of only one candidate list and vote one candidate list only. Those who are controlling or controlled entities or are under common control, as defined by Article 93 of Legislative Decree No. 58 issued on February 24, 1998 ("TUF"), by the same entity of the Shareholder presenting a list shall not present nor take part in the presentation of another candidate list, nor vote them, also through fiduciaries. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of the voting share capital at the ordinary Shareholders' Meeting may present candidate lists.

Together with the deposit of each list, in order to assure its validity, the following documents shall be deposited: (i) statement of each candidate to accept his/her nomination; (ii) the curriculum of each candidate containing adequate information on his/her personal and professional characteristics; (iii) statement of each candidate to attest that he/she possesses the requirement of independence set forth by Article 148, third Paragraph, of TUF requirements and of honour and that causes for his ineligibility and incompatibility are non existing; (iv) the identity of shareholders that have presented such list and the percentage of participation held by them in Eni share capital.

In order to demonstrate the title on the number of shares necessary to present candidate lists, Shareholders must present and/or deliver with the Company’s registered office a copy of the communication issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the Shareholders' Meeting.

The lists, together with the above-mentioned information, will be made available as soon as practicable on the Company’s internet site and at the Italian Stock Exchange.

At least one Board member, if the Board members are no more than five, or at least three Board members if the Board members are more than five, shall have the independence requirements set for the Board of Statutory Auditors members of listed companies by Article 148, third Paragraph, TUF, that applies also to Directors pursuant to Article 147-ter, fourth Paragraph, of TUF.

Shareholders are invited to take into account also the independence requirements set by Eni’s Corporate Governance Code.

The independent candidates shall be expressly indicated in each list.
All candidates shall also have the requirement of honour set for the Board of Statutory Auditors members of listed companies by Article 148, fourth Paragraph, of TUF, that applies also to Directors pursuant to Article 147-quinquies, first Paragraph, of s TUF.

Board members will be elected in the following manner:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b)	the remaining Board members will be drawn out from the other candidate lists; said lists shall not be linked in any way, neither indirectly, to the Shareholders who have presented or voted the list that has obtained the highest number of votes; to this purpose the votes obtained by each candidate list will be divided by one or two or three depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said lists in the order given in the lists themselves. Quotients thus assigned to the candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.
In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire Shareholders' Meeting and the candidate elected will be the one who obtains a simple majority of the votes;
c)	if through the procedure described above the minimum number of independent Directors set by these By-laws is not elected, the quotient is calculated according to letter b) above in order to be assigned to the candidates present in each list; the independent candidates not yet drawn from the lists pursuant to letters a) and b) above, who have got the highest quotients will be elected in order to meet the provisions of the By-Laws on the number of the independent Directors. The Directors so appointed will replace the non independent Directors to whom the lowest quotients have been assigned. If the number of independent candidates is lower than the minimum limit set by the By-laws, the Shareholders' Meeting will make a resolution with the majorities prescribed by the law to substitute the not independent candidates who have got the lowest quotients;

d)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the Shareholders' Meeting will make a resolution with the majorities prescribed by the law in order, however, to assure that the Board composition complies with the current legislation and the By-laws.

In consideration of the Board proposal for Item 1 in the Agenda, the Shareholders’ Meeting, pursuant to Article 17, third Paragraph, of the By-laws, shall appoint nine Directors on the basis of the lists presented by those entitled.

The retiring Board of Directors will not present a list of candidates.

To the Shareholders:
You are invited to vote one of the lists presented and published pursuant to the By-laws.

ITEM 4

APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

To the Shareholders:
pursuant to Article 18, first Paragraph, of the By-laws, the Chairman of the Board of Directors is appointed by the Shareholders’ Meeting, or, if it doesn’t provide for, by the Board of Directors, among the Board members with voting right.

The Board proposes to the Shareholders’ Meeting to appoint Chairman of the Board of Directors the Director proposed by the Shareholders among those elected according to the proposal on Item 3 of the Agenda.

To the Shareholders:
You are invited to appoint Chairman of the Board of Directors the Director proposed by the Shareholders among those elected according to the proposal on Item 3 of the Agenda.

ITEM 5

DETERMINATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS
AND THAT OF THE DIRECTORS

To the Shareholders:
pursuant to Article 26, of the By-laws, the Shareholders’ Meeting determines the Chairman’s and the Directors’ remuneration.
The Shareholders’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni SpA’s Directors and Statutory Auditors the D&O insurance policy for Eni SpA managers, which remains effective also for the Directors to be appointed.

The related maximum insurable sum amounts at 200 million US$ and the annual insurance premium at 2 million US$, 10%-15% of which may be charged to the Directors and Statutory Auditors D&O.

To the Shareholders:
You are invited to approve one of the proposals that will be presented to the Shareholders’ Meeting on this item.

ITEM 6

APPOINTMENT OF THE STATUTORY AUDITORS

To the Shareholders:
the Shareholders’ Meeting has been called to appoint the new Board of the Statutory Auditors, having the current Board of the Statutory Auditors been appointed by the Shareholders’ Meeting held on May 27, 2005.
Pursuant to Article 28, first Paragraph, of the By-laws, the Board of the Statutory Auditors consists of five effective members and two alternate members.
Pursuant to Article 28, second Paragraph, of the By-laws, the Board of the Statutory Auditors is appointed by the Shareholders' Meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order.
According to the Board proposal on Item 7 of the Agenda, the first candidate of the minority list who will obtain the majority of votes will be proposed as Chairman of the Board of the Statutory Auditors.
The candidates to the office of Statutory Auditor shall have the independence qualifications set forth by Article 148, third Paragraph, of TUF. They shall also have the professional qualifications and the requirement of honour set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice. The matters strictly connected to those of interest of the Company as indicated in Article 28, first Paragraph of the By-laws shall be taken into account. Said matters are: company law, business economics and corporate finance. The sectors strictly connected with those of interest of the Company are the engineering and geological sectors.
The Statutory Auditors may be appointed members of administration and control bodies in other companies within the limits set by Eni By-laws and by Article 144-terdecies of Consob Regulation No. 19971 issued on May 14, 1999 ("Consob Regulation"). Shareholders are invited to take into account also the independence requirements set by Eni’s Corporate Governance Code (paragraph No. 10).

For the presentation, deposit and publication of the candidate lists the procedures for the appointment of Directors on the basis of lists, to which reference is made, and the provisions contained in the Consob Regulation, as applicable, shall apply. In particular, only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of the voting share capital at the ordinary Shareholders' Meeting may present candidate lists.

Together with said lists, the following documents shall be deposited:

  the information regarding the identity of the Shareholders who have presented a list, the percentage of Eni share capital owned by each of them and a certification demonstrating the title on said participation;
  a declaration of the Shareholders different from those that, also jointly, hold a control or a relative majority stake in the Company’s share capital that they have no liason relationships, as per Article 144-quinquies of Consob Regulation, with the above-mentioned shareholders;
  a declaration that each candidate accepts his/her nomination; the curriculum of each candidate containing adequate information on his/her personal and professional characteristics; a declaration of each candidate that he/she possesses the requirements set forth by the current legislation and Eni By-laws for the office of Statutory Auditor. Each candidate shall also declare that the limits to the number of office that may be covered by a statutory auditor as set forth by the provisions of Consob Regulation to which the Statutory Auditors of listed company shall comply with within June 30, 2008, are respected.

The lists, together with the above-mentioned information, will be made available as soon as practicable on the Company’s internet site and at the Italian Stock Exchange.

Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.
Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17, Paragraph 3, letter b) of the By-laws. The procedure described in this last Article shall be applied separately to each section of the lists involved.

The Auditors will remain in force three financial years; the term will expire on the date of the Shareholders’ Meeting convened to approve Eni 2010 Financial Statements.

To the Shareholders:
You are invited to vote one of the lists presented and published pursuant to the By-laws.

ITEM 7

APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF STATUTORY AUDITORS

To the Shareholders:
pursuant to Article 28, second Paragraph, of the By-laws, the Shareholders’ Meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed according to Article 17, third Paragraph, letter b) of these By-laws, from the minority lists or according to the provisions contained in Article 17, third Paragraph, letter d) of the By-laws.

To the Shareholders:
You are invited to appoint as Chairman of the Board of Statutory Auditors the first candidate of the minority list that has received the majority of votes.
If no minority lists are presented, or if the Statutory Auditors are elected according to Article 17, third Paragraph, letter d) of the By-laws, you are invited to appoint Chairman of the Board of Statutory Auditors the candidate elected according to the procedures proposed by the Shareholders.

ITEM 8

DETERMINATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF STATUTORY AUDITORS
AND THAT OF THE EFFECTIVE AUDITORS

To the Shareholders:
pursuant to Article 2402 of the Civil Code, the Shareholders’ Meeting determines the Chairman’s of the Board of Statutory Auditors and of the other effective Auditors’ annual remuneration.
The Shareholders’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni SpA Directors and Statutory Auditors the D&O insurance policy for Eni SpA managers, which remains effective also for the Statutory Auditors to be appointed. The related maximum insurable sum amounts at 200 million US$ and the annual insurance premium at 2 million US$, 10%-15% of which may be charged to the Directors and Statutory Auditors D&O.

To the Shareholders:
You are invited to approve one of the proposals that will be presented to the Shareholders’ Meeting on this item.

ITEM 9

COMPENSATION OF THE REPRESENTATIVE OF THE COURT OF ACCOUNTS AS FINANCIAL CONTROLLER OF ENI

To the Shareholders:
pursuant to the current legislation, as confirmed by Decision No. 466/1993 of the Constitutional Court, the Court of Accounts, pursuant to Law No. 259 issued on March 21, 1958, exercises the financial control of Eni’s operations. According to said law, the entities to the functioning of which the Italian State contributes ordinarily, as Eni SpA, are subject to said control.

In order for the Court of Accounts to exercise such control, a representative of the Court of Accounts attends the meetings of the Board of Directors, the Audit Committee and the Board of Statutory Auditors of Eni without the right to vote.

At present, the Magistrate receives a compensation of euro 1,000 for the participation in each meeting of the Board of Directors, the Board of Statutory Auditors and of the Board Committees, in addition to the reimbursement of the expenses incurred because of the office.

To the Shareholders:
You are invited to set the compensation for the representative of the Court of Accounts as financial controller of Eni.

The Chairman of the Board of Directors
Mr. Roberto Poli